Form 20-F
period 2010-12-31
Charm Communications Inc.
filed 2011-05-03
CIK 1485487

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number 001-34701

Charm Communications Inc.

(Exact Name of Registrant as Specified in Its Charter)

People’s Republic of China

(Jurisdiction of Incorporation or Organization)

26th Floor, Tower A

Oriental Media Center, 4 Guanghua Road, Chaoyang District

Beijing 100026, People’s Republic of China

(Address of Principal Executive Offices)

Mr. Wei Zhou

26th Floor, Tower A

Oriental Media Center, 4 Guanghua Road, Chaoyang District

Beijing 100026, People’s Republic of China

E-mail: wei.zhou@charmgroup.cn

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares, each representing 2 Class A Ordinary Shares	The NASDAQ Stock Market LLC (The NASDAQ Global Market)
Class A Ordinary Shares, par value US$0.0001 per share	The NASDAQ Stock Market LLC (The NASDAQ Global Market)*

*	Not for trading, but only in connection with the registration of American Depositary Shares representing such Class A Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

15,760,102 Class A ordinary shares and 62,500,000 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2010

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in responses to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

CHARM COMMUNICATIONS INC.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2010

i

Conventions That Apply To This Annual Report On Form 20-F

Except where the context otherwise requires, for purposes of this annual report:

•	“ADSs” refers to our American depositary shares, each of which represents two Class A ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“Aegis Media” refers to Aegis Group plc and its affiliates;

•

“variable interest entities” refers to Qinghai Charm Advertising Co., Ltd., Shidai Charm Advertising Co, Ltd., Beijing Charm Culture Co., Ltd., and Yida Charm Advertising Co, Ltd., all of which are companies organized under the laws of China. Substantially all of our advertising operations in China are conducted through our contractual arrangements with the variable interest entities, in which we do not own any equity interest. We have consolidated their financial results in our financial statements in accordance with U.S. GAAP;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, Hong Kong and Macau;

•	“PRC subsidiaries” refers to Nanning Jetlong, Charm Media Co., Ltd., Shang Xing Media Co., Ltd. and Beijing Vizeum Advertising Co., Ltd.

•	“RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars,” “US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“shares” or “ordinary shares” refers to our Class A ordinary shares, par value US$0.0001 per share and our Class B ordinary shares, par value US$0.0001 per share;

•

“Series A preferred shares” refer to our Series A preferred shares, par value US$0.0001 per share, which were all automatically converted into ordinary shares at the completion of our initial public offering; and

•

“we,” “us,” “our company,” “the Group”, “our” and “Charm Communications” refer to Charm Communications Inc., a Cayman Islands company, and its subsidiaries and, unless the context otherwise requires, our variable interest entities in China.

Our ADSs are listed on the Nasdaq Global Market under the symbol “CHRM.”

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

The selected financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2008, 2009 and 2010 and the selected balance sheet data as of December 31, 2009 and 2010 have been derived from our audited financial statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2006 and 2007 and the selected balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited financial statements not included in this annual report.

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
	(US$ in thousands, except share and per share data)

Condensed Consolidated Statement of Operations Data:
Revenues:
Media investment management	15,312	8,182	79,266	87,275	162,623
Advertising agency	8,311	9,420	13,592	15,301	24,776
Branding and identity services	3,321	3,687	4,956	3,466	5,002

Total revenues	26,944	21,289	97,814	106,042	192,401

Cost of revenues:
Media investment management	12,678	4,685	63,443	68,538	118,224
Advertising agency	878	1,084	1,769	2,057	2,867
Branding and identity services	1,596	2,073	2,860	1,568	2,715

Total cost of revenues	15,152	7,842	68,072	72,163	123,806

Gross profit	11,792	13,447	29,742	33,879	68,595

Selling and marketing expenses	2,539	2,583	8,368	10,979	20,314
General and administrative expenses	437	472	3,461	5,560	6,748

Total operating expenses	2,976	3,055	11,829	16,539	27,062

Operating profit	8,816	10,392	17,913	17,340	41,533

Interest income	124	232	665	575	1,255
Interest expense	—	—	—	—	(488)

Impairment on investments in non-marketable equity securities	—	—	—	(1,940)	(1,810)
Realized gain from sales of equity securities	—	1,103	111	—	—
Other income (loss)	—	94	(27)	44

Income before income tax expense	8,940	11,821	18,662	16,019	40,490
Income tax expense	—	21	275	752	1,998

Net income	8,940	11,800	18,387	15,267	38,492
Net income attributable to noncontrolling interest	—	—	—	—	525
Net income attributable to Charm Communications Inc.	8,940	11,800	18,387	15,267	37,967

Accretion of Series A convertible redeemable preferred share			3,119	7,800	1,215
Net income attributable to ordinary shareholders	8,940	11,800	15,268	7,467	36,752
Net income per share:
Basic	0.18	0.24	0.27	0.07	0.51
Diluted	0.18	0.24	0.27	0.07	0.49
Shares used in computation of net income per share:
Basic	50,000,000	50,000,000	50,000,000	50,000,000	70,483,686
Diluted	50,000,000	50,000,000	50,406,264	52,011,348	73,475,901
Share-based compensation expenses during the year included in:
Cost of revenues	—	—	25	17	7
Selling and marketing expenses	—	—	1,254	1,481	1,468
General and administrative expenses	—	—	531	786	1,024

	2006	2007	2008	2009	2010

Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	10,108	36,476	60,823	54,737	123,320
Total assets	31,830	76,809	137,720	142,600	286,632
Total liabilities	23,843	57,613	74,545	61,897	106,357
Series A convertible redeemable preferred shares	—	—	51,776	59,576	—
Total Charm Communications Inc. shareholders’ equity	7,987	19,196	11,399	21,127	179,398
Non-controlling interests	—	—	—	—	877
Net assets	7,987	19,196	63,175	80,703	180,275

Currency Translations and Exchange Rates

Our functional and reporting currency is the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into the U.S. dollar at the exchange rates at the balance sheet date. Transactions in currencies other than the U.S. dollars during the year are converted into U.S. dollars at the applicable exchange rates prevailing at the first day of the month when the transactions occurred.

The financial records of our PRC subsidiaries and those of our variable interest entities are maintained in Renminbi, which is their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average exchange rate for the relevant periods. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statement of changes in equity.

A number of Renminbi-denominated figures used in this prospectus are accompanied with U.S. dollar translations. The rate we used for the translations was RMB6.6000 = US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2010 (the last day of 2010 for which exchange rate data was available). On April 29, 2011, the exchange rate was RMB6.4900 to US$1.00. No representation is made that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
	(RMB per US$1.00)

2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
October	6.6707	6.6678	6.6912	6.6397
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April (through April 29, 2011)	6.4900	6.5267	6.5477	6.4900

Source: The source of the exchange rate is: (i) with respect to any period ending on or prior to December 31, 2008, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2009, the H.10 statistical release of the Federal Reserve Board.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

The People’s Bank of China issued a public notice on July 21, 2005 increasing the exchange rate of the Renminbi against the U.S. dollar by approximately 2% to RMB8.11 per US$1.00. Further to this notice, the PRC government has reformed its exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a portfolio of currencies. Under this new regime, the Renminbi is no longer pegged to the U.S. dollar. This change in policy has resulted in a significant appreciation of the Renminbi against the U.S. dollar.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our services, financial condition or results of operations could be seriously harmed.

Risks Relating to Our Business

Our media investment management business may not produce the expected returns and may result in significant losses.

A significant part of our business has been our media investment management business, in which we typically act as the exclusive advertising agent for television channels or certain programs on them. In 2008, 2009 and 2010, our media investment business accounted for approximately 81.0%, 82.3% and 64.7% of our total revenues, and approximately 53.2%, 55.3% and 64.7% of our gross profit, respectively. We have significantly expanded our media investment management business in recent years by entering into exclusive advertising agency agreements with respect to additional satellite and regional television channels. We have entered into agreements with Shanghai Media Group, or SMG from 2008, Tianjin Television Station from 2009, four CCTV programs from 2010, and Hubei Provincial Economic TV from 2011, under which we secured a portion or all of the advertising time as well as other advertising rights on Shanghai Dragon Television, Tianjin Satellite Television, four CCTV programs and Hubei Provincial Economic TV, respectively, for a specified term.

Under our agreements with television channels regarding our media investment management business, we are typically obligated to pay amounts to the television channels for the relevant advertising time and other advertising rights, regardless of whether we can sell such advertising time and rights, at what prices we sell such advertising time and rights and whether we receive payments from advertisers. For example, as of December 31, 2010, we were obligated under our agreements with television stations to make payments of approximately US$160.9 million in the aggregate for 2011. We will need to sell a significant amount of advertising time and other advertising rights on these television channels in order to produce the profits we expect. If we fail to sell the advertising time and other advertising rights at desired prices, we may not realize the expected returns, and we will incur losses to the extent that our revenues from sales of such advertising time and rights are less than our payment obligations to the television channels plus our related operating expenses. As the payment obligations under our current exclusive agency arrangements are negotiated on an annual basis, our payment obligations to television stations typically last for one year unless the arrangements are renewed or renegotiated. In the future, we may enter into exclusive agency arrangements with payment obligations for more than one year, in which case we would be subject to the increased risk that we may not realize the expected returns or could incur losses. Furthermore, we may not be able to renew our existing exclusive agency arrangements or enter into new exclusive agency arrangements on attractive terms or at all. Consequentially, our results of operations, financial condition and business prospects would be materially and adversely affected.

We may not be able to enter into new, or renew the existing arrangements with television channels on commercially feasible terms, or at all.

Our exclusive advertising agency arrangements with respect to programs or events on television channels are typically for a limited term, without guarantee for renewal upon expiration. Currently, our agreement with SMG governing our exclusive agency arrangement with Shanghai Dragon Television and our current agreement with Tianjin Television Station governing our exclusive agency arrangement with Tianjin Satellite Television expires at the end of 2011. In addition, our non-exclusive advertising agency arrangements are typically for a one-year term, without guarantee for renewal upon expiration. The agreements governing these arrangements may not be renewed upon expiration, and may be terminated prior to expiration if we commit a material breach or for other reasons. Since we do not have the protection of long-term agreements with television channels in connection with our media investment management business, we are subject to changes of policies or practices by the television channels that have signed those agreements with us, as well as other uncertainties that could result in the termination of, or other changes in, these agreements or arrangements. For example, our exclusive arrangement with Hubei Satellite Television, which had an original three-year term expiring at the end of 2010, was terminated in February 2009. If we are unable to enter into new, or renew our exclusive and non-exclusive advertising agency arrangements with the television channels on commercially feasible terms or at all, our results of operations, financial condition and business prospects would be materially and adversely affected.

Although there are a large number of television channels in China, the television channels with the potential to become our business partners are limited. The television programs or events that are suitable candidates for our media investment management business are also limited. In addition, we face competition for these desirable television advertising resources. While we intend to continue to seek opportunities for acting as the exclusive or non-exclusive advertising agent for desirable television programs, events or channels, we may not be successful in obtaining and retaining these television advertising resources. As a result, we may not be able to successfully expand our media investment management business on commercially feasible terms or at all, which may have a material adverse effect on our results of operations and business prospects.

Our CCTV-related business has been, and is expected to continue to be, critical to our business and financial performance. Failure to maintain our relationship with CCTV would materially and adversely affect our business, results of operations, financial condition and prospects.

Our CCTV-related business has been, and is expected to continue to be, critical to our business and financial performance. Our revenue derived from our CCTV-related business, which includes our advertising agency business and media investment management business, amounted to US$17.5 million, or 17.8% of our total revenues, in 2008, US$19.0 million, or 17.9% of our total revenues, in 2009, and US$65.2 million, or 33.9% of our total revenues, in 2010. Our CCTV-related business accounted for approximately 43.0%, 43.5% and 40.1% of our total gross profit for 2008, 2009 and 2010, respectively. In particular, in our advertising agency business, we primarily derive revenues from representing advertising clients to place their advertisements on CCTV. Furthermore, we believe that our track record and performance in securing prime-time advertising time on CCTV have contributed, and may continue to contribute, significantly to our brand name and the development of our blue-chip client base of Chinese advertisers, which are expected to have a substantial impact on our overall business. Consequently, the continued success in our business depends on our ability to maintain our relationship with CCTV, which is subject to a number of risks, including the following:

•

CCTV may change its sales method at any time as it wishes and without prior notice to us, including its annual public auction for prime-time advertising time. For example, CCTV has recently implemented an auction-based system for selling non-prime time advertising time beginning in 2010 on certain channels, which were previously sold at predetermined prices. If CCTV introduces new methods of sales that are materially different from the methods it is currently using, we may lose our competitive advantage for CCTV’s advertising time. It may take us a significant amount of time to develop expertise, if at all, in buying advertising time on CCTV under any new sales method.

•

CCTV may begin to specify a limit on total advertising time that may be purchased by advertisers represented by one advertising agency in the future, in which case our growth potential would be limited as we would not be able to represent our advertising clients to purchase more CCTV advertising time when we exceed the limit.

•

CCTV has sole discretion to set and adjust the amount of sales commissions and performance bonuses it pays to advertising agencies in the future, and CCTV may decide to stop paying such sales commissions or performance bonuses in a large portion or altogether at any time. In 2008, 2009 and 2010, sales commissions and performance bonuses from CCTV in the aggregate accounted for 3.3%, 5.5% and 4.3%, respectively, of our total revenues.

•

CCTV’s advertising time, particularly prime-time advertising time, is limited resources and are highly coveted by advertisers and advertising agencies. As a result, there is intense competition for such advertising time. In particular, we face intense competition for CCTV related advertising business from a number of domestic competitors, such as Walk-On Advertising Co., Ltd. (San Ren Xing) and Vision CN Communications Group (Tong Lu), which may have competitive advantages, such as significantly greater financial, marketing or other resources or stronger market reputation.

•

We do not have a long-term agreement with CCTV with respect to our television agency business on CCTV. In addition, our agreements with CCTV with respect to our media investment management business are entered into annually or on an event-by-event basis. Therefore, CCTV has no contractual obligations to continue its relationship with us and may decide to terminate this relationship at any time on its own.

Any of these risks could result in a failure to maintain our relationship with CCTV or a significant decrease in our revenues, which in turn would have a material adverse effect on our business, results of operations, financial condition and prospects.

Our media consultancy services for television channels may not be effective.

We intend to provide, as part of our media investment management business, media consultancy services to television channels that are expected to help the television channels enhance the attractiveness of their programs, expand these programs’ viewer bases and achieve higher ratings, which, in turn, would help increase advertising revenues. However, the consultancy services we provide to these television channels may not produce the expected results for various reasons. It may take an extended period of time to synergize our strengths with their strengths, if at all, and disputes may arise between us and these television channels, which could harm our working relationships with these television channels. Further, our ability to influence the programming and other decisions of these television channels is limited under applicable PRC laws, rules and regulations and our agreements with them. Therefore, we may not be able to implement the changes that we favor with respect to the programming on these television channels and our media consultancy services may not be effective. As a result, our media consultancy services may not produce the intended results, which could have a material adverse effect on our relationships with the television channels, our results of operations and our business prospects.

We face intense competition in China’s advertising industry. If we do not compete successfully against our competitors, we may lose our market share and our business, results of operations, financial condition and prospects may be materially and adversely affected.

Competition in the advertising industry in China is intense. Key competitive considerations for retaining existing business and winning new business include our ability to obtain advertising time on CCTV, our ability to develop creative solutions that meet client needs, the scope, quality, effectiveness and cost of the services we offer, and our ability to efficiently serve clients on a broad geographic basis. The competition we face is primarily associated with the following:

•

Chinese advertising companies. Our competitors include Chinese advertising companies such as Walk-On Advertising Co. Ltd. (San Ren Xing), and Vision CN Communications Group (Tong Lu). We compete with them primarily for Chinese advertising clients and for access to highly demanded advertising time in connection with our television agency business. We also compete with them for desirable television resources with respect to our media investment management business.

•

Multinational advertising companies. We also face increasing competition from multinational advertising companies, such as Publicis Groupe S.A., WPP Group Plc. and Dentsu Inc., that are members of the American Association of Advertising Agencies, or 4A advertising agencies. Most of the 4A advertising agencies operating in China, through their PRC subsidiaries or affiliates, offer a range of comprehensive advertising services to advertisers. We expect our competition with these multinational advertising companies to increase as these companies strive to increase their market share in the television advertising industry in China.

•

Players in new advertising media. The spread of the Internet and other new methods of communications have given rise to a number of new advertising media, such as media on public transportation systems and in-store media, that compete with companies in the television advertising industry like us for overall advertising spending in China.

Many of our existing and potential competitors may have competitive advantages, such as more established relationships with desirable advertising clients and television channels, significantly greater financial, marketing or other resources or stronger market reputation, or may be able to better implement similar or competing business models. Increased competition could reduce our profitability and result in a loss of market share. We cannot assure you that we will be able to successfully compete against new or existing competitors. We may not be able to maintain our existing clients or secure new clients if we fail to successfully respond to changes in the structure of the advertising industry and in business practices prompted by the intense competition. In addition, in connection the formation of our consolidated joint venture with Aegis Media, we have agreed to restrictions on the solicitation of clients and employees of Aegis Media or the joint venture. These restrictions could restrict our ability to recruit key personnel or expand our client base, which could limit our ability compete successfully against our competitors. Our failure to compete would result in a loss of market share and have a material adverse effect on our business, results of operations, financial condition and prospects.

We plan to secure media resources in new advertising media platforms. We may not be successful in that business due to our lack of experience and expertise with respect to those new media platforms and we may face many other risks and uncertainties.

As part of our strategy, we plan to secure media resources in new advertising media platforms, such as the Internet, mobile television and out-of-home media. For example, in October 2010, we entered into an agreement to establish a joint venture with Wasu Digital Group, or Wasu, China’s largest operator and digital content providers for cable TV, 3G mobile TV and broadband TV and a supplier of IPTV services. The joint venture will seek to develop and set the advertising industry standards on these new media network platforms, including the development of advertising products, product pricing, sales strategy, promotional materials as well as development of advertising sales and agency policies. Also, in December 2010, we signed an exclusive advertising agency agreement with Beijing Gehua Cable TV Network Co., Ltd, or Beijing Gehua Cable Network, to operate digital media advertising on its interactive HDTV digital cable platform.

We have traditionally not been engaged in advertising businesses involving those new media platforms and, as a result, we have little or no expertise and experience in operating these businesses. In addition, our expertise and experience in television advertising may not be readily applied to advertising businesses involving those new media platforms. In contrast, our existing and potential competitors may have competitive advantages, such as significantly greater financial, marketing or other resource or expertise and experience with respect to new advertising media platforms. As a result, we may not be able to successfully secure media resources in new advertising media platforms on favorable terms, or at all.

Furthermore, the market in China for advertising services involving some of those new media platforms is relatively new and its potential is uncertain. Our success in securing and managing media resources in new advertising media platforms depends on the acceptance of advertising on those new media platforms by our advertising clients and their continuing interest in such advertising as a component of their advertising strategies.

Implementing our plan to secure media resources in new advertising media platforms will also require us to:

•	continue to identify and obtain media resources in those new media platforms that are attractive to advertisers;

•	significantly expand our capital expenditures to pay for media resources;

•	obtain related governmental approvals; and

•	expand the number of operations and sales staff that we employ.

We cannot assure you that we will be able to successfully secure media resources in new advertising media platforms or that the related business will generate new revenues to pay for any increased operating costs. If we are unable to successfully implement our strategy relating to new advertising media platforms, or if such expansion does not otherwise benefit our business, our prospects and competitive position may be materially harmed and our business, financial condition and results of operations may be materially and adversely affected.

The global financial crisis and economic downturn of 2008 and 2009 have had, and may continue to have, a material adverse effect on our business, results of operations and financial condition.

The global financial crisis and economic downturn that unfolded in 2008 and continued in 2009 have adversely affected economies and businesses around the world, including those in China. In an economic downturn characterized by higher unemployment, lower corporate earnings, lower business investment and lower consumer spending, the demand for advertising services may be materially and adversely affected. In the past, advertising clients have responded to weakening economic conditions with reductions to their advertising budgets, which include discretionary components that are easier to reduce in the short term than other operating expenses. Although the Asian economies have generally experienced a recovery in 2010, this pattern may recur in the future. Furthermore, any recovery of the advertising industry could lag that of the economy generally.

As a response to weakening economic conditions, some of our advertising clients reduced their advertising budgets and downsized or cancelled their advertising campaigns in 2008 and 2009, which has had a material adverse effect on the demand for our advertising services and, in turn, our business and results of operations. In addition, to the extent some of our advertising clients experience financial difficulties as a result of the changes in economic conditions, we may suffer reduced revenues and write-offs of accounts receivable, among others. The lingering effects of the global financial crisis and any future financial crises or economic downturns may materially and adversely affect our business, results of operations and financial condition.

We operate in the advertising industry in China, which is sensitive to and affected by changes in economic conditions and advertising trends.

Demand for advertising time and the resulting advertising spending by our clients are sensitive to and affected by changes in general economic conditions. Advertisers may reduce their advertising spending for a number of reasons, including:

•	a general decline in economic conditions;

•	a decline in the economic condition of industries where such advertisers operate;

•	a decline in economic conditions in the regions that our exclusive advertising agency television channels primarily cover;

•	their decision to shift advertising expenditures from television to other media; and

•	a general decline in advertising spending in China.

A decrease in advertising spending by advertisers would reduce the demand for our services and the advertising time on our exclusive agency television channels and could materially impair our ability to generate revenues from our advertising business, which would have a material adverse effect on our results of operations and financial condition.

We do not have exclusive or long-term agreements with our advertising clients and they may terminate our services or stop engaging our services if they are not satisfied with our services or for other reasons.

As is customary in the advertising industry in China, we do not have exclusive or long-term agreements with our advertising clients, who typically engage us on an annual or campaign-by-campaign basis. As a result, we must rely on high-quality services, industry reputation, media relationships and favorable pricing to attract and retain advertising clients. We seek to serve as an effective link between media platforms and advertising clients and bring value to both. There is no assurance, however, that we will be able to maintain our relationships with current and future clients. Our advertising clients may elect to terminate their relationships with us if they are not satisfied with our services. In addition, companies conduct competitive reviews of their advertising and marketing services plans from time to time, typically on an annual basis. We lost clients accounts in the past and may lose client accounts in the future as a result of these annual reviews. If a substantial number of our advertising clients choose not to continue to purchase advertising services from us, we would be unable to generate sufficient revenues and cash flows to operate our business, and our results of operations and financial condition would be materially and adversely affected. Further, in recent years, an increasing number of advertisers have sought to consolidate their media service activities with a smaller number of advertising agencies to increase the efficiency of their advertising spending and to reduce costs. This trend may result in a decrease or slowed growth in the number of our advertising client accounts, and could have a negative impact on our market position and materially and adversely affect our business, results of operations, financial condition and prospects.

We depend substantially on the continuing efforts of our senior executives and key personnel, and our business and prospects may be severely disrupted if we lose their services.

Our future success depends on the continued services of the key members of our management team, in particular, the continued service of Mr. He Dang, our founder, chairman and chief executive officer. We rely on his experience in our business operations, as well as his business vision, management skills and working relationships with our employees, clients, media platforms, particularly CCTV, and other media.

Our ability to attract and retain key personnel, in particular, senior management and key personnel in creative design and production, media consultancy and management, sales and marketing, is a critical aspect of our competitiveness. Competition for these individuals could require us to offer higher compensation and other benefits in order to attract and retain them, which would increase our operating expenses and, in turn, could materially and adversely affect our results of operations and financial condition. We may be unable to attract or retain the personnel required to achieve our business objectives, and failure to do so could severely disrupt our business and prospects. The loss of any of our key employees could adversely affect our business or adversely impact the perception of us by our advertising clients, media and investors. We cannot make any assurances that the departure of any of our key employees will not have any adverse effect on our business or adversely impact the perception of us by our advertising clients, media and investors. Our business may also be severely disrupted as our senior executives may have to divert their attention to recruiting replacements for key personnel.

If we lose the services of any senior management, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects. In addition, we do not maintain key-person insurance for members of our management team and the death or incapacity of one or more of these members could also severely disrupt our business and prospectus. Further, if any of our executive officers joins a competitor or forms a competing company, we may lose a significant number of our advertising clients, which could have a material adverse effect on our business and revenues. Although each of our executive officers has entered into an agreement with us that contains confidentiality and non-competition undertakings regarding their employment, disputes may arise between our executive officers and us, and, in light of uncertainties associated with the PRC legal system, these agreements may not be enforced in accordance with their terms.

Our joint venture with Aegis Media and Wasu may not be successful and may not produce its intended benefits.

In January 2010, we formed a consolidated joint venture with international 4A advertising group Aegis Media to operate its brand “Vizeum” in China. Also, in October 2010, we entered into an agreement to form a joint venture with Wasu, one of China’s national operators of IPTV, 3G mobile TV and broadband TV to develop and set the advertising industry standards on new media network platforms, including the development of advertising products, product pricing, sales strategy, promotional materials as well as the development of advertising sales and agency policies. In April 2011, we formed a joint venture with Chongqing Travel & Culture Communications Co., Ltd. to explore and promote the travel and tourism advertising market of Chongqing. Our joint ventures are subject to various risks and may not be successful. We have no prior experience in operating such joint ventures, which are governed by a series of contractual arrangements that have not yet been tested in practice. If we are unable to address, in a timely and effective manner, operational, legal, cultural and other material differences that may arise between us and our joint venture partners, or any other changes in the relationships between us and our joint venture partners, the business of the relevant joint venture could be significantly disrupted.

In addition, we may not be able to realize intended benefits from the joint venture, including potential synergies from our alliance with our joint venture partners, as a result of numerous factors, some of which are beyond our control. These factors include, among other things:

•	unforeseen contingent risks or latent liabilities relating to the existing operations of the joint venture that may not become apparent until in the future;

•	increase in competition in the PRC advertising industry;

•	changes in advertising clients’ demand for, and perception of, our services;

•	diversion of financial or management resources from our existing businesses;

•

in the case of our joint venture with Aegis Media, potential loss of our control over the joint venture beginning in 2016 as a result of the right of Aegis Media to acquire from us a controlling interest.

•	In the case of our joint venture with Wasu, our lack of control over the joint venture due to Wasu’s expected controlling interest in the joint venture once established.

If our joint ventures are not successful or do not produce their intended benefits, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Acquisition is expected to be a part of our growth strategy, and could expose us to significant business risks.

To grow our business, we may pursue acquisition opportunities that are complementary to our business. However, we may not be able to identify and secure suitable acquisition opportunities. Our ability to consummate and integrate effectively any future acquisitions on terms that are favorable to us may be limited by the number of factors, such as the number of attractive acquisition targets, internal demands on resources and, to the extent necessary, our ability to obtain financing on satisfactory terms for larger acquisitions, as well as our ability to obtain necessary shareholder or governmental approvals.

Moreover, even if an acquisition candidate is identified, we may fail to enter into an acquisition or purchase agreement on commercially acceptable terms or at all due to the lack of cooperation from counterparties or for other reasons. The negotiation and completion of potential acquisitions, whether or not ultimately consummated, could also require significant diversion of management’s time and resources and lead to potential disruption of our existing business. Further, the expected synergies from future acquisitions may not actually materialize. In addition, future acquisitions could result in the incurrence of additional indebtedness, costs and contingent liabilities and may also expose us to potential risks, including risks associated with:

•	the integration of new operations, services and personnel;

•	unforeseen or hidden liabilities;

•	ability to generate sufficient revenues to recover costs and expenses of the acquisitions; and

•	potential loss of, or harm to, relationships with employees or clients.

Any of the above risks could significantly impair our ability to manage our business and materially and adversely affect our business, results of operations and financial condition.

We receive a significant portion of our revenues from a few large clients, and the loss of one or more of these clients could materially and adversely impact our business, results of operations and financial condition.

We derive a significant portion of our revenues from a limited number of large advertising clients. For example, our ten largest advertising clients accounted for approximately 30.7%, 26.8% and 21.1% of our total revenues in 2008, 2009 and 2010, respectively. Our clients generally are able to reduce advertising and marketing spending or cancel an advertising campaign at any time for any reason. It is possible that our clients could reduce their advertising spending in a given period in comparison with historical patterns, and they could reduce their advertising spending for future periods. A significant reduction in advertising and marketing spending by our large clients, or the loss of one or more of our large clients, to the extent the loss in our revenues resulting from the loss of these clients is not replaced by new client accounts or increased business from existing clients, would lead to a substantial decline in our revenues, which could have a material adverse effect on our business, results of operations and financial condition.

Any dispute with television stations or other media companies could disrupt our business and materially and adversely affect our results of operations and financial condition.

We have no control over the television stations or other media companies on whose networks we place advertisements on behalf of our advertisers. Our agreements with SMG, Tianjin Television Station and Hubei Provincial Economic TV governing our exclusive agency arrangements with Shanghai Dragon Television, Tianjin Satellite Television and Hubei Provincial Economic TV, respectively, allow us to provide input on the programming of these two television channels. However, these television channels retain the ultimate control over their programming. Disputes may arise between us and these television channels or other media companies, such as CCTV and Beijing Gehua Cable Network from which we secure advertising time or other advertising rights relating to programming or other aspects of our business relationships with them. These disputes may not be resolved in our favor. These disputes may result in early termination, or suspension of the performance, of our exclusive advertising agency arrangements or other cooperation with the relevant television channels or other media companies. In some cases, we may have to rely on court proceedings to resolve the disputes between us and these television channels or other media companies. Any litigation will divert our resources and may result in judgment against us. If any dispute between us and these television channels or other media companies arises and is not properly resolved, our reputation could be harmed, our business operations could be disrupted and our results of operations and financial condition could be materially and adversely affected.

If we are unable to adapt to changing advertising trends and preferences of advertisers, television channels and viewers, we will not be able to compete effectively.

The market for television advertising requires us to continuously identify new advertising trends and the preferences of advertisers, television channels and viewers, which may require us to develop new features and enhancements for our services. Our consultants follow the television advertising market and new trends or developments with respect to or affecting television channels. We also conduct in-depth market research to analyze the effectiveness of the marketing and advertising campaigns of our advertising clients and to project the trends of the television advertising market in the near future. We may incur development and acquisition costs or to hire new managers or other personnel in order to keep pace with new market trends, but we may not have the financial and other resources necessary to fund and implement these development or acquisition projects or to hire suitable personnel. Further, we may fail to respond to changing market preferences in a timely fashion. If we cannot succeed in developing and introducing new services on a timely and cost-effective basis, the demand for our advertising services may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material adverse effect on our business and prospects.

Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period in the future.

Advertising spending fluctuates during each year due to seasonal factors. For example, advertising spending in China generally tends to increase during the fourth quarter of each year. Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period based on the seasonality of consumer spending, television programs and advertising trends in China or other factors. Factors that are likely to cause our operating results to fluctuate include:

•	our ability to maintain and increase sales to existing advertising clients, attract new advertising clients and satisfy our clients’ demands;

•	our ability to maintain and renew existing exclusive and non-exclusive agency television arrangements or enter into new arrangements with television channels;

•	the frequency of our clients’ engagement of our services;

•	programming of television channels and the occurrence of special events that are attractive to advertisers;

•	the agency fees we charge for our agency business and the price we charge for advertising time that we have the exclusive right to sell;

•	changes in our pricing strategies, or the pricing strategies of television channels or our competitors;

•	effects of strategic alliances, potential acquisitions and other business combinations, and our ability to successfully and timely integrate them into our business;

•	changes in government regulation of the television and advertising industries; and

•	economic and geopolitical conditions in China and elsewhere.

Many of the factors discussed above are beyond our control, making it difficult to predict our quarterly results, which could cause the trading price of our ADSs to decline below investor expectations. You should not rely on our operating results for any prior period as an indication of our future results. If our revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating expenses for that quarter by a corresponding amount, which would harm our operating results for that quarter relative to our operating results from other quarters.

Failure to manage our growth could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

We have entered into agreements to secure all of the advertising time as well as other advertising rights on Shanghai Dragon Television, Tianjin Satellite Television and Hubei Provincial Economic TV. As part of our expansion plan, we intend to significantly expand our media investment management business by entering into exclusive and non-exclusive agency arrangements with additional television channels in the future. The growth of our business will result in substantial demands on our management, operational and other resources. In particular, the management of our growth will require, among other things:

•	our ability to synergize the strengths of our company and the television channels to enhance the attractiveness of the programming;

•	our ability to attract more advertisers to the televisions and to increase advertising sales;

•	continued constructive relationships with the television channels;

•	our ability to develop and improve our existing administrative and operational systems;

•	stringent cost controls and sufficient working capital;

•	strengthening of financial and management controls; and

•	hiring, training and retaining our personnel.

As we execute this growth strategy, we may incur substantial costs and expend substantial resources. We may not be able to manage our current or future operations effectively and efficiently or compete effectively in new markets that we may enter. If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

We may need additional capital and we may not be able to obtain it at acceptable terms or at all, which could adversely affect our liquidity and financial condition.

We believe that our current cash and cash equivalents, cash flow from operations will be sufficient to meet our anticipated cash needs for capital expenditures for the foreseeable future. We may, however, require additional cash due to changed business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or convertible debt securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of advertising agencies;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of the television or advertising industries in China;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds that are necessary for our operations on terms favorable to us could have a material adverse effect on our liquidity and financial condition. Without additional capital, we may not be able to:

•	further develop or enhance our services;

•	expand operations through exclusive and non-exclusive agency arrangements with additional television channels;

•	hire, train and retain employees;

•	market our services; or

•	respond to competitive pressures or unanticipated capital requirements.

Our failure to protect our intellectual property rights could have a negative impact on our business.

We believe our brand, trade names, trademarks and other intellectual property are critical to our success. The success of our business depends substantially upon our continued ability to use our brand, trade names and trademarks to increase brand awareness and to further develop our brand. The unauthorized reproduction of our trade names or trademarks could diminish the value of our brand and its market acceptance, competitive advantages or goodwill. In addition, our proprietary information, which has not been patented or otherwise registered as our property, is a component of our competitive advantage and our growth strategy.

Monitoring and preventing the unauthorized use of our intellectual property is difficult. The measures we take to protect our brand, trade names, trademarks and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. In addition, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. To our knowledge, the relevant authorities in China historically have not protected intellectual property rights to the same extent as the United States. If we are unable to adequately protect our brand, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially. Further, unauthorized use of our brand, trade names or trademarks could cause brand confusion among advertisers and harm our reputation as a provider of high quality and comprehensive advertising services. If our brand recognition decreases, we may lose advertisers and fail in our expansion strategies, and our business, results of operations, financial condition and prospects could be materially and adversely affected.

We may be, or may be joined as, a defendant in litigation brought against our clients by third parties, our clients’ competitors, governmental or regulatory authorities or consumers, which could result in judgments against us and materially disrupt our business.

From time to time, we may be, or may be joined as, a defendant in litigation brought against our clients by third parties, our clients’ competitors, governmental or regulatory authorities or consumers. These actions could involve claims alleging, among other things, that:

•	advertising claims made with respect to our clients’ products or services are false, deceptive or misleading;

•	our clients’ products are defective or injurious and may be harmful to others; or

•	marketing, communications or advertising materials created for our clients infringe on the proprietary rights of third parties.

The damages, costs, expenses and attorneys’ fees arising from any of these claims could have an adverse effect on our business, results of operations, financial condition and prospects to the extent that we are not adequately indemnified by our clients. In any case, our reputation may be negatively affected by these allegations.

We rely on computer software and hardware systems in our operations, the failure of which could adversely affect our business, results of operations and financial condition.

We are dependent upon our computer software and hardware systems in designing our advertisements and keeping important operational and market information. In addition, we rely on our computer hardware for the storage, delivery and transmission of data. Any system failure that causes interruptions to the input, retrieval and transmission of data or increase in the service time could disrupt our normal operations. Although we have a disaster recovery plan that is designed to address the failures of our computer software and hardware systems, we may not be able to effectively carry out this disaster recovery plan or restore our operations within a sufficiently short time frame to avoid business disruptions. Any failure in our computer software or hardware systems could decrease our revenues and harm our relationships with advertisers, television channels and other media companies, which in turn could have a material adverse effect on our business, results of operations and financial condition.

We do not maintain business liability or disruption, litigation or property insurance, and any business liability or disruption, litigation or property damage we experience might result in substantial costs to us and the diversion of our resources.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business disruption, business liability or similar business insurance products. We have determined that the risks of disruption or liability from our business, the loss or damage to our property, including our facilities, equipment and office furniture, the cost of obtaining insurance coverage for these risks and the difficulties associated with obtaining such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption, litigation or property insurance coverage for our operations in China. Any occurrence of an uninsured loss or damage to property, or litigation or business disruption may result in substantial costs to us and the diversion of our resources, which could have an adverse effect on our operating results.

We may become a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. investors.

Based upon the past and projected composition of our income and valuation of our assets, including any goodwill, we do not believe we were a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2010 and we do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were a PFIC, such characterization could result in adverse United States federal income tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. Further, if we were a PFIC for any year during which a U.S. investor held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. investor held our ADSs or ordinary shares. Each U.S. investor is urged to consult its tax advisor regarding the U.S. federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we are or become classified as a PFIC.

The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (including cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs and ordinary shares, which is subject to change. We cannot assure you that we were not a PFIC for 2010 or that we will not be a PFIC for any future taxable year. As the determination of PFIC status requires extensive factual investigation, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of income we earn, this determination, although ultimately legal in nature, is beyond the scope of legal counsel’s role and, accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status.

If we fail to establish and maintain effective internal control over financial reporting, we may not be able to accurately and timely report our financial results or prevent fraud and, as a result, investor confidence and the trading price of our ADSs may be adversely impacted.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a management assessment of, and an attestation by our independent registered public accounting firm to, the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. During the assessment process that we will undertake for compliance with Section 404, we may identify material weaknesses or other deficiencies in our internal control over financial reporting that we may not be able to remediate in time to meet the deadline imposed by Section 404, and our management may conclude that our internal control over financial reporting is not effective. In addition, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may determine that our internal control over financial reporting is not effective. Our failure to establish and maintain effective internal control over financial reporting could increase the risk of material misstatements in our financial statements and cause failure to meet our financial and other reporting obligations, which would likely cause investors to lose confidence in our reported financial information and lead to a significant decline in the trading price of our ADSs.

We are subject to risks relating to the nature of China’s advertising industry, including frequent and sudden changes in advertising proposals.

The nature of the advertising business in China is such that sudden changes in advertising proposals and actual advertisements are frequent. In China, television stations remain responsible for the content of advertisements, and as a result, television stations may reject or recommend changes to the content of advertisements. We strive to minimize problems related to work for clients by encouraging the conclusion of basic written agreements, but we are exposed to the risk of unforeseen incidents or disputes with advertising clients. In addition, similar to other companies in our industry in the PRC where relationships between advertising clients within a particular industry and advertising companies are not typically exclusive, we are currently acting for multiple clients within a single industry in a number of industries. If this practice in China were to change in favor of exclusive relationships and if our efforts to respond to this change were ineffective, our business, results of operations and financial condition could be materially and adversely affected.

China regulates media content extensively and we may be subject to government actions based on the advertising content we design for advertising clients or services we provide to them.

PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable laws, rules and regulations. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the PRC government may revoke a violator’s license for advertising business operations.

Our business includes assisting advertising client in designing and producing advertisements, as well as executing their advertising campaign. We act as agent for our clients in dealings with television channels, such as CCTV, or other media on whose platform our clients want to display their advertisements. Under our agreements with television stations, such as CCTV, we are typically responsible for the compliance with applicable laws, rules and regulations with respect to advertising content that we provide to the media. In addition, some of our advertising clients provide completed advertisements for us to display on the television channels. Although these advertisements are subject to internal review and verification of these media, their content may not fully comply with applicable laws, rules and regulations. Further, for advertising content related to special types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical procedures, we are required to confirm that our clients have obtained requisite government approvals, including operating qualifications, proof of quality inspection of the advertised products and services, government pre-approval of the content of the advertisement and filings with the local authorities. We endeavor to comply with such requirements, including by requesting relevant documents from the advertising clients and employing qualified advertising inspectors who are trained to review advertising content for compliance with applicable PRC laws, rules and regulations. However, we cannot assure you that violations or alleged violations of the content requirements will not occur with respect to our operations. If the relevant PRC governmental agencies determine the content of the advertisements that we represent violated any applicable laws, rules or regulations, we could be subject to penalties. Although our agreements with our clients normally require them to warrant the fairness, accuracy and compliance with relevant laws and regulations of their advertising content and agree to indemnify us for violations of these warranties, these contractual remedies may not cover all of our losses resulting from governmental penalties. Violations or alleged violations of the content requirements could also harm our reputation and impair our ability to conduct and expand our business.

Risks Relating to Our Corporate Structure

If the PRC government determines that the agreements that establish the structure for operating our China business otherwise do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties.

The PRC government requires any foreign entities that invest in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. Our subsidiary, Charm Hong Kong Limited has not directly operated any advertising business outside of China and therefore, its subsidiary, Nanning Jetlong, currently does not qualify under PRC regulations to directly provide advertising services. Accordingly, Nanning Jetlong, is currently ineligible to apply for the required licenses for providing advertising services in China. We acquired all the outstanding equity interests of O’Master Communications (Hongkong) Ltd., in Hong Kong in June 2010, which in turn holds all the outstanding equity interests of Charm Media Co., Ltd., and Shang Xing Media Co., Ltd. Both Charm Media Co., Ltd., and Shang Xing Media Co., Ltd were incorporated by us in the PRC in November 2010 and October 2010, respectively, and have acquired licenses for providing advertising services in China. From 2011, we have begun operating the majority of our business through these two new entities – Charm Media Co., Ltd. and Shang Xing Media Co., Ltd. Prior to this, other than Beijing Vizeum Advertising Co., Ltd., in which we hold 60% of the outstanding equity interests, our advertising business was provided through our contractual arrangements with our variable interest entities in China. Each of the variable interest entities is currently owned by individual shareholders, who are PRC citizens, and holds the requisite licenses to provide advertising services in China. Their shareholders are set forth in “Item 4. Information on the Company—C. Organizational Structure—Our Corporate Structure.” Our variable interest entities directly operate our advertising services in China, purchase advertising time from television channels and sell advertising time to advertisers. We have been and are expected to continue to be dependent on variable interest entities to operate our advertising service business. We do not have any equity interest in any of the variable interest entities but control their operations and receive the economic benefits and bears economic risks of them through a series of contractual arrangements.

There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements with the variable interest entities. We have also been advised by our PRC counsel that the structure for operating our business in China (including our corporate structure and contractual arrangements with the variable interest entities) complies with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, we cannot assure you that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investment in advertising business through contractual arrangement in the future, or will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations.

If we, any of the variable interest entities or any of their current or future subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business licenses of such entities;

•	discontinuing or restricting the conduct of any transactions among our PRC subsidiary Nanning Jetlong and variable interest entities;

•

imposing fines, confiscating the income of the variable interest entities or our income, or imposing other requirements with which we or our PRC subsidiaries and variable interest entities may not be able to comply; or

•	requiring us or our PRC subsidiaries and variable interest entities to restructure our ownership structure or operations.

The imposition of any of these penalties could preclude us from operating our business, which would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with our variable interest entities in China, and their shareholders, for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interest.

We rely on contractual arrangements with our variable interest entities in China and their respective shareholders to operate our advertising services business. These contractual arrangements may not be as effective in providing us with control over the variable interest entities as ownership of controlling equity interests would be in providing us with control over, or enabling us to derive economic benefits from the operations of, the variable interest entities. If we had direct ownership of the variable interest entities, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of the variable interest entities by causing them to declare and pay dividends. However, under the current contractual arrangements, if any of the variable interest entities or any of their shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of an variable interest entity were to refuse to transfer their equity interests in such variable interest entity to us or our designated persons if we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) any variable interest entity or its shareholders terminate the contractual arrangements or (iii) any variable interest entity or its shareholders fail to perform their obligations under these contractual arrangements, our business operations in China would be materially and adversely affected, and the value of your ADSs would substantially decrease. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then current PRC law allows us to directly operate advertising businesses in China.

In addition, if any variable interest entity or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of the variable interest entities undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenues and the market price of your ADSs.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations.

Our joint venture partners may have potential conflicts of interest with us and our respective joint ventures.

The interests of our joint venture partners may conflict with the interests of our company and our respective joint venture. When conflicts of interest arise, our joint venture partners may not act in the best interests of our company or the joint venture and a conflict of interest may not be resolved in favor of us or the joint venture.

For example, as one of the world’s leading marketing communications groups, Aegis Media is an international provider of advertising services, including those provided by its other operations in China, which may directly or indirectly compete with us or the consolidated joint venture. Although, in connection with the formation of the consolidated joint venture, Aegis Media has agreed to restrictions on the solicitation of clients and employees of ours or the joint venture, these restrictions may not be sufficient or effective to prevent Aegis Media from competing against us or the joint venture, and we and Aegis Media may disagree as to whether particular business opportunities belong to us, the joint venture or Aegis Media. In addition, Aegis Media may breach these restrictions. If we cannot resolve any conflicts of interest or disputes between our joint venture partners and us or the respective joint venture, we would have to rely on legal proceedings, the outcome of which is uncertain and, as a result, our business may be disrupted and our results of operations, financial condition and prospects could be materially and adversely affected.

The nominee shareholders of the variable interest entities may have potential conflicts of interest with us.

Mr. He Dang and Ms. Qingmei Bai, the nominee shareholders of the variable interest entities, are the legal shareholders of those entities. Their interests as shareholders of the variable interest entities and the interests of our company may conflict. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that any conflict of interest will be resolved in our favor. In addition, these individuals may breach or cause the variable interest entities that they beneficially own to breach or refuse to renew the existing contractual arrangements, which will have a material adverse effect on our ability to effectively control the variable interest entities and receive economic benefits from them. If we cannot resolve any conflicts of interest or disputes between us and any of the shareholders of the variable interest entities, we would have to rely on legal proceedings, the outcome of which is uncertain and which could be disruptive to our business.

The contractual arrangements with the variable interest entities may be subject to scrutiny by the PRC tax authorities and may result in a finding that we owe additional taxes or are ineligible for tax exemption, or both, which could substantially increase our taxes owed and thereby reduce our net income.

Under applicable PRC laws, rules and regulations, arrangements and transactions among related parties may be subject to audits or challenges by the PRC tax authorities. We are not able to determine whether any of our transactions with our variable interest entities and their respective shareholders will be regarded by the PRC tax authorities as arm’s length transactions because, based on our knowledge, the PRC tax authorities have not issued a ruling or interpretation on how to determine an arm’s length transaction in this context. The relevant tax authorities may determine that our contractual relationships with our variable interest entities and their respective shareholders were not entered into on an arm’s length basis. If any of the transactions we have entered into among our subsidiary, Nanning Jetlong and any of the variable interest entities and their respective shareholders are determined by the PRC tax authorities not to be on an arm’s length basis, or are found to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, the PRC tax authorities may adjust the profits and losses of such variable interest entity and assess more taxes on it. In addition, the PRC tax authorities may impose late payment fees and other penalties to such variable interest entity for under-paid taxes. Our results of operations may be adversely and materially affected if the tax liabilities of any of the variable interest entities increase or if it is found to be subject to late payment fees or other penalties.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in China to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries, for our cash requirements, including the funds necessary to service any debt we may incur. If any of our subsidiaries in China incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Nanning Jetlong currently has in place with the variable interest entities in a manner that would materially and adversely affect the ability of Nanning Jetlong to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with accounting standards and regulations of China. Under PRC laws, rules and regulations, our PRC subsidiaries are also required to set aside a portion of their net income each year to fund specific reserve funds. In addition, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends until the cumulative fund reaches 50% of the registered capital. As a result of these PRC laws, rules and regulations, our PRC subsidiaries are restricted from transferring a portion of its net assets to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Risks Relating to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.

Since substantially all of our business operations are conducted in China, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the degree of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	access to financing; and

•	the allocation of resources.

While the Chinese economy has grown significantly in the past three decades, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on our operations. For example, our results of operations and financial condition may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. In light of the global financial crisis and economic downturn, which also have a significant adverse impact on the Chinese economy beginning in September 2008, the PRC government began taking a series of measures to stimulate the Chinese economy. We cannot assure you that these measures will be effective. In addition, other economic measures, as well as future actions and policies of the PRC government, could also materially affect our liquidity and access to capital and our ability to operate our business. Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

Uncertainties with respect to the PRC legal system could limit the protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct all of our business through our PRC subsidiaries and our variable interest entities established in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract.

However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of Chinese administrative and court proceedings and the level of legal protection we enjoy in China than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

The effectiveness of the share pledges in our equity pledge agreements with our variable interest entities in China and their nominee shareholders is uncertain under the PRC Property Rights Law.

Under the equity pledge agreements among Nanning Jetlong, our variable interest entities in China and their respective shareholders, these shareholders have pledged all of their equity interests in the variable interest entities to Nanning Jetlong to secure the performance of the obligations by each variable interest entity and its shareholders under the contractual arrangements. According to the PRC Property Rights Law, which became effective as of October 1, 2007, a share pledge is not effective without being registered with the relevant local industry and commerce bureau. We have successfully registered those equity pledges with relevant local industry and commerce bureaus, except for the share pledges of Beijing Charm Culture Co., Ltd. Our share pledges may be deemed ineffective before they are registered under the PRC Property Rights Law, and we may not be able to successfully enforce the share pledges, if prior to such registration, the variable interest entities and their shareholders breach their respective obligations under the contractual arrangements that established our operations in China.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from our initial public offering to make loans or additional capital contributions to our PRC subsidiaries.

We may make loans to our PRC subsidiaries and variable interest entities, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our subsidiaries or variable interest entities in China are subject to PRC regulations and approvals. For example:

•	loans by us to our PRC subsidiaries cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local branch; and

•

loans by us to domestic PRC enterprises, including our variable interest entities, must be approved by the relevant government authorities and must also be registered with the SAFE or its local branch.

We may also determine to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce, or the MOC, or its local counterpart. Because the variable interest entities are domestic PRC enterprises, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues. We cannot assure you that we can obtain the required government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries or any of the variable interest entities. If we fail to receive such registrations or approvals, our ability to use the proceeds from our initial public offering and to fund our operations in China would be negatively affected which would adversely and materially affect our liquidity and our ability to expand our business.

PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

The SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents who are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. The SAFE notice further requires amendment to the registration in the event of any significant changes with respect to the offshore special purpose company, including an initial public offering by such company. Our shareholder who is a PRC citizen, Mr. He Dang, has registered with the local SAFE branch as required by the SAFE notice and has amended such registration to reflect recent developments of our company and our PRC subsidiaries, particularly the establishment of the contractual arrangements between Nanning Jetlong and our variable interest entities in China. Our current and future beneficial owners who are PRC citizens will be required to register with local SAFE branches and to amend their registrations to reflect recent developments with respect to our company and our PRC subsidiaries. The failure of our beneficial owner to amend his SAFE registrations in a timely fashion pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital to our PRC subsidiaries, limit the ability of our PRC subsidiaries to distribute dividends to our company or otherwise materially and adversely affect our business.

The approval of the China Securities Regulatory Commission, or the CSRC, may have been required with our initial public offering. Based on advice of our PRC counsel, we did not seek CSRC’s approval for our initial public offering. Any requirement to obtain prior CSRC approval and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated a regulation entitled Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the SPV Regulation. The SPV Regulation provides that an offshore special purpose vehicle, or SPV, formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of the SPV’s securities on an overseas stock exchange. The applicability of the SPV Regulation with respect to CSRC approval is unclear. On September 21, 2006, the CSRC issued a clarification that sets forth the criteria and process for obtaining any required approval from the CSRC.

At the time of our initial public offering in May 2010, our PRC counsel, Commerce & Finance Law Offices, advised us that:

•	the CSRC approval requirement applies to SPVs that acquired equity interests in PRC companies through share exchanges and using cash and seek overseas listing; and

•

based on their understanding of the current PRC laws, rules and regulations, including the SPV Regulation, and the fact that our wholly owned PRC subsidiary was established by foreign direct investment, rather than through a merger or acquisition, prior to September 8, 2006, the effective date of the SPV Regulation, the SPV Regulation did not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the Nasdaq Global Market.

Based on the advice of our PRC counsel, we did not seek CSRC’s approval for our initial public offering. We, however, cannot assure you that the relevant PRC government agencies, including the CSRC, would have reached the same conclusion as our PRC counsel. If the CSRC subsequently determines that its prior approval is required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict sending the proceeds from our initial public offering into China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

The approval of the MOC may be required in connection with the establishment of our contractual arrangements with the variable interest entities. Our failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

The SPV Regulation also provides that an offshore SPV formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the MOC prior to the listing and trading of the SPV’s securities on an overseas stock exchange. The applicability of the SPV Regulation with respect to MOC approval is unclear.

Our PRC counsel, Commerce & Finance Law Offices, has advised us that MOC approval is not required in connection with:

•

the establishment of Nanning Jetlong, our wholly owned PRC subsidiary, because the equity interest in Nanning Jetlong was established by Jetlong Technology Limited, our wholly owned Marshall Islands subsidiary, prior to September 8, 2006, the effective date of the SPV Regulation; or

•	the contractual arrangements beginning in March 2008 entered into between Nanning Jetlong and our variable interest entities.

However, if the MOC subsequently determines that its prior approval was required for our contractual arrangements with the variable interest entities, we may face regulatory actions or other sanctions from the MOC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us and the variable interest entities, limit our operations, delay or restrict sending the proceeds from our initial public offering into China, or take other actions. These regulatory actions could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, may be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also exercise its discretion to restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations.

The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 19, 2010, the People’s Bank of China announced that it will allow a more flexible exchange rate for Renminbi without mentioning specific policy changes, although it ruled out any large-scale appreciation. It is difficult to predict how long the current situation may last and when and how Renminbi exchange rates may change going forward.

As we may rely on dividends and other fees paid to us by our PRC subsidiaries and our variable interest entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, since our functional and reporting currency is the U.S. dollar while the functional currency of our subsidiaries and variable interest entities in China is Renminbi, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would have a positive or negative effect on our reported financial results, which may not reflect any underlying change in our business, results of operations or financial condition.

Dividends we receive from our PRC subsidiaries may be subject to PRC withholding tax.

The PRC Enterprise Income Tax Law, or the EIT Law, provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council of the PRC has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our PRC subsidiaries. Thus, dividends paid to us by our PRC subsidiaries may be subject to the 10% income tax if we are considered to be a “non-resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our PRC subsidiaries, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

According to the Double Taxation Arrangement (Hong Kong), Notice 112 and Notice 601, dividends paid to enterprises resident in Hong Kong are subject to a withholding tax of 5%, provided that the Hong Kong resident enterprise owns over 25% of the PRC enterprise distributing the dividend and can be considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Because our PRC subsidiaries are 100% owned by enterprises incorporated in Hong Kong, under the aforementioned arrangement dividends paid to us through these Hong Kong subsidiaries may be subject to the 5% income tax if we and our Hong Kong subsidiaries are considered to be “non-resident enterprises” under the EIT Law and each respective Hong Kong subsidiary is considered to be a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). If any Hong Kong subsidiary is not regarded as the beneficial owner of any such dividends, it will not be entitled to the treaty benefits under the Double Taxation Arrangement (Hong Kong). As a result, such dividends would be subject to normal withholding tax of 10% as provided by the PRC domestic law rather than the favorable rate of 5% applicable under the Double Taxation Arrangement (Hong Kong).

We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. To our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of a company under the EIT Law. As a result, neither we nor our PRC counsel can be certain as to whether we will be subject to the tax applicable to resident enterprises or non-resident enterprises under the EIT Law. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the EIT Law to a PRC resident recipient.

Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

We face risks related to natural disasters and health epidemics in China, which could have a material adverse effect on our business and results of operations.

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemics in China. For example, in May 2008, Sichuan Province suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. In particular, in assisting with emergency responses and disaster relief, broadcasting time, including advertisement broadcasting time, on many television channels was re-arranged during the period following the earthquake. As a result, we experienced disruptions of our advertising placement and loss of our advertising time purchased without being fully compensated. Our exclusive agency arrangements typically do not contain compensation clauses favorable to us in cases of natural disasters or other force majeures events. In addition, in the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome. Since May 2009, outbreaks of H1N1 influenza, or swine flu, have been reported in Hong Kong and throughout China. Any future natural disasters or health epidemics in the PRC could have a material adverse effect on our business and results of operations.

The implementation of the PRC Labor Contract Law may significantly increase our operating expenses and adversely affect our business and results of operations.

On June 29, 2007, the PRC National People’s Congress enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions and provides for specific standards and procedure for the termination of an employment contract. In addition, the Labor Contract Law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including in cases of the expiration of a fixed-term employment contract. As there has been little guidance as to how the Labor Contract Law will be interpreted and enforced by the relevant PRC authorities, there remains substantial uncertainty as to its potential impact on our business and results of operations. The implementation of the Labor Contract Law may significantly increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

Risks Relating to our ADSs

The market price for our ADSs may be volatile which could result in a loss to you.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors, including the following:

•	announcements of competitive developments;

•	regulatory developments in China affecting us, our clients or our competitors;

•	announcements regarding litigation or administrative proceedings involving us;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other advertising companies;

•	addition or departure of our executive officers;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2010, we have 15,760,102 Class A ordinary shares and 62,500,000 Class B ordinary shares outstanding, including 15,760,102 Class A ordinary shares represented by 7,880,051 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale upon the expiration of certain lock-up arrangements. In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Anti-takeover provisions in our memorandum and articles of association may discourage a third party from offering to acquire our company, which could limit your opportunity to sell your ADSs at a premium.

Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

For example, our board of directors will have the authority, without further action by our shareholders, to issue preference shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preference shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues preference shares, the market price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be adversely affected.

Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our amended and restated memorandum and articles of association provide for a dual-class ordinary share structure with Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Class B ordinary shares consist of the ordinary shares held by our shareholders prior to our initial public offering and any ordinary shares issued upon the exercise of options granted under our 2008 share incentive plan. Each Class A ordinary share will be entitled to one vote on all matters subject to shareholders’ vote, and each Class B ordinary share will be entitled to five votes on all matters subject to shareholders’ vote. We issued Class A ordinary shares represented by our ADSs in our initial public offering. Due to the disparate voting rights attached to these two classes of ordinary shares, our existing shareholders will have significant voting rights over matters requiring shareholder approval, including the election and removal of directors and certain corporate transactions, such as mergers, consolidations and other business combinations. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. As a result, our public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a Delaware company.

Judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to bring an action in the United States against us or against these individuals in the event that you believe that your rights have been violated under U.S. securities law or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Holders of ADSs must act through the depositary to exercise their rights as shareholders of our company.

Holders of our ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement for the ADSs. Under our amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting is 21 days. When a general meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit a holder to withdraw its ordinary shares to allow such holder to cast its vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to such holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure such holders that they will receive the voting materials in time to ensure that you can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and may lack recourse if such ADSs are not voted as you requested. In addition, in the capacity of an ADS holder, they will not be able to call a shareholders’ meeting.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying ADSs if such holders of such ADSs do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect their interests.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying ADSs at shareholders’ meetings if holders of such ADSs do not vote, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that holders of our ADSs cannot prevent our ordinary shares underlying such ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Holders of our ADSs may be subject to limitations on transfers of their ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

The rights of holders of our ADSs to participate in any future rights offerings may be limited, which may cause dilution to their holdings and they may not receive cash dividends if it is impractical to make them available to them.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders of our ADSs in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to holders of our ADSs unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings.

In addition, the depositary has agreed to pay to holders of our ADSs the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and holders of our ADSs will not receive any such distribution.

Item 4.	Information on the Company

A. History and Development of the Company

Our company, Charm Communications Inc., was formed under the laws of the Cayman Islands in January 2008. Our ADSs have been listed on the Nasdaq Global Market under the symbol “CHRM” since May 2010. Our principal executive offices are located at 26th Floor, Tower A, Oriental Media Center, 4 Guanghua Road, Chaoyang District, Beijing 100026, People’s Republic of China. Our telephone number at this address is (86-10) 6581-1111 and our fax number is (86-10) 6583-0100. Our registered office in the Cayman Islands is located at the offices of Maples, Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Charm Communications Inc. holds all of the outstanding equity interest in Movie-Forward Ltd., a company incorporated under the laws of the British Virgin Islands in June 2007, Media Port Holdings Limited, a company incorporated under the laws of the British Virgin Islands in November 2009 and Media Talent International Limited, a company incorporated under the laws of the British Virgin Islands in May 2010.

Movie-Forward Ltd. in turn holds all of the outstanding equity interest in Charm Hong Kong Limited, a company incorporated under the laws of Hong Kong in April 2008. Charm Hong Kong Limited holds all of the outstanding equity interest in Nanning Jetlong Technology Co., Ltd., or Nanning Jetlong, a company established in October 2005 under PRC law as a wholly foreign owned enterprise. Media Port Holdings Limited holds 60% of the outstanding equity interests in Posterscope (Hong Kong) Ltd., a company incorporated under the laws of Hong Kong in January 2010, which in turn holds all the outstanding equity interest in Beijing Vizeum Advertising Co., Ltd.

Media Talent International Limited holds all the outstanding equity interest in O’Master Communications (Hongkong) Ltd., which in turn holds all the outstanding equity interests of Charm Media Co., Ltd., and Shang Xing Media Co., Ltd., both companies that were incorporated in the PRC in November 2010 and October 2010, respectively.

From 2011, we have begun operating the majority of our business through these two new entities – Charm Media Co., Ltd. and Shang Xing Media Co., Ltd. Prior to this, other than Beijing Vizeum Advertising Co., Ltd., in which we hold 60% of the outstanding equity interests, we primarily operated our business in China through our variable interest entities due to PRC regulations that impose some restrictions on foreign investments in the advertising industry. We have four variable interest entities in China that operate our businesses, each of which is an entity duly formed under PRC law. These variable interest entities were established in the years set forth below:

Year of Establishment	Variable Interest Entities
2006:	Yida Charm Advertising Co., Ltd. Shidai Charm Advertising Co., Ltd.
2008:	Qinghai Charm Advertising Co., Ltd.
2010:	Beijing Charm Culture Co., Ltd.

Beginning on March 28, 2008, Nanning Jetlong has entered into a series of contractual arrangements with each of the variable interest entities and their respective shareholders to govern our relationships with the variable interest entities and operate our business in China. These contractual arrangements allow us to effectively control the variable interest entities and to derive substantially all of the economic benefits from them. See “Item 10. Additional Information — C. Material Contracts” Accordingly, we have consolidated their historical financial results in our financial statements in accordance with U.S. GAAP since the inception of these affiliated entities.

In October 2010, we entered into an agreement to establish a joint venture with Wasu Digital Group, or Wasu. When established, the joint venture is expected to be 49% owned by us and 51% owned by Wasu. In April 2011, we formed a joint venture with Chongqing Travel & Culture Communications Co., Ltd., or Chongqing Travel, to explore and promote the travel and tourism advertising market of Chongqing. The joint venture is Chongqing Changhui Culture Co., Ltd. and is 45% owned by us and 55% owned by Chongqing Travel.

Our Initial Public Offering

On May 10, 2010, we completed our initial public offering, in which we offered and sold 15,625,000 ordinary shares in the form of 7,812,500 ADSs, raising US$69,023,437 in proceeds before expenses to us.

B. Business Overview

Our Business

We are a leading advertising agency in China. We (i) offer a broad range of advertising agency services from planning and managing the advertising campaigns to creating and placing the advertisements, and (ii) engage in media investment management through identifying, securing and selling of advertising resources. We believe we are also the leading domestic television advertising agency in China, as measured by the total value of successful bids of the prime-time advertising time for 2010 on CCTV, which is generally regarded as the most coveted television advertising time in China. According to CCTV, we ranked first in terms of the total advertising spending for the advertisements we placed on behalf of clients on CCTV channels in each of the seven consecutive years from 2004 to 2010. In addition, we believe that, with exclusive agency arrangements with three television channels, Shanghai Dragon Television, Tianjin Satellite Television and Hubei Provincial Economic TV, four programs on CCTV and an exclusive agency agreement with Beijing Gehua Cable Network to operate digital media advertising on its interactive HDTV digital cable platform, we have established a leading media investment management business in China.

Advertising Agency and Branding and Identity Services

We place advertisements for our clients on a broad array of media platforms, including CCTV, satellite and regional television channels, the Internet and out-of-home media. The total advertising spending for the advertisements we placed on behalf of the clients under our advertising agency business increased from US$254.9 million in 2008 to US$288.0 million in 2009, and to US$474.3 million in 2010. We derive our advertising agency revenues from the commissions paid by clients for the planning and placement of these advertisements and from the commissions and performance bonuses received from the television channels and other advertising media platforms on which we place the advertisements, and such commissions are generally calculated as a percentage of the total advertising spending by our clients.

We have established a diversified client base of Chinese companies that includes many of the leading brand names in China. Our clients include well-recognized brand names in China across many industries, such as China Telecom, PICC, Agricultural Bank of China, China CITIC Bank, Snowbeer, Yunnan Baiyao, C-Bons, Midea, Feihe, Povos, Nanpu Food, and Chery Automobile. In the aggregate, these twelve clients accounted for approximately 17.6%, 23.2% and 17.9% of our total revenues in 2008, 2009 and 2010, respectively. Our clients also include emerging domestic leading brands, such as Bosideng, Lolo and Suning Appliances, that have used our services to further build their brands nationally.

We have expertise in helping our clients secure prime-time advertising time on CCTV, which is generally regarded as the most coveted television advertising time in China. The prime-time advertising time on CCTV includes the advertising time during prime-time television programs and special events, and is sold pursuant to CCTV’s annual Golden-Time Public Auction process. According to CCTV, for each of the eight consecutive years from 2004 to 2011, we ranked first out of all advertising agencies for the total value of successful bids of the prime-time advertising time on CCTV. In each of the seven consecutive years from 2004 to 2010, we also ranked first in terms of the total advertising spending for the advertisements we placed on behalf of clients on CCTV channels.

We distinguish ourselves from many of our domestic competitors with our ability to offer integrated advertising solutions to our advertising clients that cover a wide range of advertising agency services, including: (i) market research; (ii) branding strategies; (iii) creative design, development and production of advertisements; (iv) procurement of advertising media resources and placement of advertisements; (v) public relations; and (vi) overall management of advertising campaigns, all specifically tailored for the Chinese market. Furthermore, we utilize an information-based approach to understanding the advertising industry through our database of market research data, ratings information and past campaign performance, as well as expert systems and algorithms that we have developed internally.

Media Investment Management

Under our media investment management business, we, through a series of exclusive agency arrangements, secure all or a portion of the advertising time and other advertising rights, which include soft advertising, such as sponsorship, on a specific television channel or television program and sell such advertising media resources. The total advertising spending for the advertisements that were placed on our advertising media resources increased from US$79.3 million in 2008 to US$87.3 million in 2009 and to US$162.6 million in 2010. Under this business, we recognize total advertising spending as our revenue. Through the media investment management business, we provide clients with access to our advertising media resources that we have secured on a network of television channels with targeted geographic coverage and viewership. We currently mainly have exclusive agency arrangements with Shanghai Dragon Television and Tianjin Satellite Television to secure all or a portion of the advertising time on these satellite television channels, as well as with CCTV to secure advertising rights on several programs on CCTV in 2010. From 2011, in addition to 2010 resources, we will have exclusive agency arrangements with Hubei Provincial Economic TV and Beijing Gehua Cable Network.

We offer the television channels with which we have exclusive arrangements to attract our advertising spending blue-chip advertising clients. We also work with television channels and programs to help enhance the attractiveness of their programs, expand their viewer base and achieve higher ratings. As a result, we have established a network of media resources that we believe are attractive not only to our core clients base but also new advertising clients.

We believe that there is a mutually beneficial relationship between our agency and media investment businesses. Our cross-selling of the advertising media resources from our media investment management business to blue-chip clients from our agency business benefits both our clients and the television channels or programs, as the channels or programs can gain more blue-chip advertisers and our clients can have more targeted advertising options. We believe that the media investment management business will also in turn help introduce to us more advertising clients that we can cross-sell our agency services, and help increase the clients’ total advertising spending with us.

The total amount of advertising turnover for our advertising agency and media investment management businesses was, US$334.2 million, US$375.3 million and US$636.9 million in 2008, 2009 and 2010, respectively. Overall, we generated total revenues of US$97.8 million, US$106.0 million and US$192.4 million in 2008, 2009 and 2010, respectively.

Advertising on New Media Platforms

We have begun to complement our core expertise in television advertising by continuing to expand our advertising service offerings on new advertising media platforms.

We have set up an independent business unit which offers full-service digital marketing services under the Charm Interactive brand, which offers the following internet marketing services: digital creative, planning and buying, ePR, online video, search engine marketing (SEM) and search engine optimization (SEO), social and viral marketing, and integrated TV/online brand campaigns and product launches. We have provided interactive marketing services to clients in the following industries: pharmaceuticals, fast-moving consumer goods, automobile, home appliances and telecommunications.

In October 2010, we entered into an agreement to establish a joint venture with Wasu Digital Group, or Wasu, China’s largest operator and digital content provider for cable TV, 3G mobile TV and broadband TV and a supplier of IPTV services. The joint venture is expected to be 49% owned by us and 51% owned by Wasu and will have the right to operate all advertising-related businesses across Wasu’s three-network platform of IPTV, 3G mobile TV and broadband TV for 20 years. The joint venture will seek to develop and set the advertising industry standards on these new advertising media platforms, including the development of advertising products, product pricing, sales strategy, promotional materials as well as the development of advertising sales and agency policies.

In December 2010, we entered into an exclusive advertising agency agreement with Beijing Gehua Cable TV Network., Ltd, or Beijing Gehua Cable Network, to operate digital media advertising on its interactive HDTV digital cable platform.

Our Competitive Strengths

We believe that the following strengths give us a competitive advantage and set us apart from our competitors:

Leading domestic television advertising agency in China

We believe we are the leading domestic television advertising agency in China, according to a report commissioned by us and prepared by CTR, as measured by the total value of successful bids of the prime-time advertising time for 2010 on CCTV, which is generally regarded as the most coveted television advertising time in China. In particular, we have become the largest advertising agency on CCTV, the single largest national television network in China, in terms of the total advertising spending for the advertisements we placed on behalf of our advertising clients on CCTV. We were selected as one of CCTV’s Top Ten Advertising Agencies, initially in 1996 and subsequently from 2000 to 2011. In addition, according to CCTV, for each of the seven consecutive years from 2004 to 2010, we ranked first out of all advertising agencies in terms of the total advertising spending on CCTV for the advertisements we placed on behalf of our advertising clients. We also ranked first out of all advertising agencies in China for successful bids of the prime-time advertising time on CCTV-1, which is generally regarded as the most coveted television advertising time in China, for each of the eight consecutive years from 2004 to 2011. In each of those eight years, we represented clients in purchasing approximately 20% of the total advertising spending of prime-time advertising time on CCTV. Moreover, we have a broad array of television channel coverage and have placed advertisements on behalf of our clients on satellite and regional channels in addition to CCTV.

Diversified client base of both blue-chip and emerging leading brands

We have established a diversified client base of Chinese corporate clients, many of whom represent the leading brands in their respective industries in China. For example, one of our largest clients is China Telecom, which is one of the three major telecommunications operators in China. Our significant clients include many other well-known brand names in China, such as PICC, Agricultural Bank of China, China CITIC Bank, Snowbeer, Yunnan Baiyao, C-Bons, Midea, Feihe, Povos, Nanpu Food, and Chery Automobile. Our clients also include emerging domestic leading brands, such as Bosideng, Lolo and Suning Appliances, that have used our service to further build their brands nationally. For the year ended December 31, 2010, we provided services to a total of over 600 advertising clients.

Since we represent a significant percentage of the successful bids for the CCTV prime-time advertising time and offer alternative media resources, we generally have been able to satisfy the demands of multiple clients vying for the same advertising time by coordinating and arranging solutions. Our ability to satisfy our clients’ demands and offer a broad range of services allows us to develop and strengthen the trust of our clients as we assist them in the management of their advertising strategies and the allocation of their advertising budgets. As a result, these capabilities have generated a high level of recurring business for us. Eight of our top ten advertising clients in 2010, measured by the total advertising spending for advertisements placed by us, have been our clients for over three years.

Broad range of integrated and customized advertising agency solutions

We distinguish ourselves from many of our competitors with our ability to provide a broad range of integrated advertising solutions. Our integrated solutions include: (i) market research; (ii) branding strategies; (iii) creative design, development and production of advertisements; (iv) procurement of advertising media resources and placement of advertisements; (v) public relations; and (vi) overall management of advertising campaigns, all specifically tailored for the Chinese market. We believe our broad range of integrated and customized advertising solutions, specifically tailored for the Chinese market, give us a competitive advantage over many other domestic advertising agencies, and has thus allowed us to establish a diversified client base of blue-chip Chinese companies. For example, we have expanded the scope of our business relationship with China Telecom over time to provide it with advertising services that included creation, production and placement of its advertisements as well as participation in the management of its branding and advertising strategies. In some cases, China Telecom selected our services in a competitive review process that included other agencies including the international 4A advertising agencies.

Our deep understanding of the advertising industry, advertising media and culture in China distinguishes us from larger overseas advertising agencies, as well as smaller domestic advertising agencies, in competing for advertisers targeting the Chinese markets. In particular, to enhance the effectiveness of our advertising agency solutions, we have established a database of market research data, ratings information and past campaign performance that are derived from both internal and third-party sources. Coupled with expert systems and algorithms that we have developed internally, as well as our experience and expertise in the Chinese advertising market, our database provides us with the ability to analyze and integrate large amounts of data to identify insights that enhances our ability to place effective advertisements on behalf of our clients while optimizing the cost. We supplement this quantitative market data with qualitative research by organizing periodic gatherings of key clients and industry leaders to exchange insights and uncover trends in the Chinese advertising market. We believe that this information-based approach provides us with a competitive advantage in providing effective advertising services. For example, in 2009, we provided Midea, a leading manufacturer of household appliances in China, with customized advertising solutions that included market research, creative design and advertisement production, in addition to media planning and buying services, for its soy milk makers. Midea observed a ten-fold increase in revenue from the sales of its soy milk makers from 2008 to 2009 and credited our customized advertising solutions as a factor contributing to this revenue increase. For 2010, we won the full television account for all of Midea’s small home appliance products, which produces twelve main product lines, including microwaves, rice cookers, ovens, water coolers, water heaters, soy milk makers, dish washers and vacuum cleaners.

Long-standing, collaborative relationship with CCTV supplemented with exclusive and non-exclusive agency arrangements with selected satellite and regional television channels

We believe that we have built a long-standing, collaborative relationship with CCTV through our successful track record over the past decade and our diversified client base and that CCTV values this relationship. Each year, in preparation for the annual auction process for the sale of the prime-time advertising time, we hold a series of meetings with CCTV and our clients to elicit suggestions and feedback. We also created marketing videos for CCTV’s advertising department for each of the five years from 2005 to 2009.

We have established a strong relationship with selected satellite and regional television channels by bringing them our blue-chip Chinese advertising clients and our insights into the television advertising industry in China. Currently, we have secured exclusive agency arrangements with three television channels: Shanghai Dragon Television, Tianjin Satellite Television and Hubei Provincial Economic TV. Shanghai Dragon Television and Tianjin Satellite Television serve Shanghai and Tianjin, respectively, which are two of the most active and affluent metropolitan areas in China. Shanghai Dragon Television, in particular, reaches an audience with higher average income and educational attainment compared to viewers of many other satellite television channels in China, according to CSM. Our cooperation with Hubei Provincial Economic TV, one of the top three terrestrial channels in terms of both coverage and ratings in Hubei province, signifies a strategic breakthrough into China’s provincial and local television advertising market. In addition, we have entered into non-exclusive agency arrangements with Hubei Satellite Television, Shenzhen Satellite Television, Liaoning Satellite Television, Anhui Satellite Television, Chongqing Satellite Television, Guizhou Satellite Television and Shanxi Satellite Television. We believe that significant growth opportunities exist for some of these television channels. Moreover, as China’s television and advertising industries continue to transform, we believe that our proven track record and blue-chip clients will make us well-positioned to capture this opportunity and further strengthen our relationships with television channels by forming additional exclusive and non-exclusive agency arrangements.

Experience with managing television media resources

We believe our close relationship with our advertising clients and deep knowledge of the television advertising industry in China help us identify and secure additional advertising media resources under our exclusive agency arrangements. In addition, our prior experience with operating exclusive agency arrangements with respect to certain television programs and special events on CCTV as well as other television stations prepares us well to expand our media investment management business. In addition to our exclusive agency arrangements, we have also entered into non-exclusive arrangements with selected television stations to secure advertising media assets. These arrangements allow us to offer the advertising time and other advertising rights we have secured to our clients, which are expected to bring additional revenues to us from existing clients and attract new clients, as well as provide valuable opportunities for our clients to gain more exposure and reinforce their advertising campaigns outside of the CCTV network. We believe that our ability to anticipate industry trends and identify promising advertising media resources also allows us to offer our clients effective and more economical advertising solutions.

In addition, our ability to cross-sell the advertising media resources we have access to under our exclusive and non-exclusive agency arrangements to our blue-chip client base benefits both our advertising clients and the media resources. For example, China CITIC Bank, an existing client that previously did not advertise on Shanghai Dragon Television, became the exclusive sponsor of the program “My Hero 2008” on Shanghai Dragon Television in 2008. By becoming the exclusive sponsor of this program, China CITIC Bank gained advertising exposure on Shanghai Dragon Television and Shanghai Dragon Television gained a new blue-chip advertiser. We believe that our exclusive agency arrangements with the television channels provide more options to our advertising clients to execute advertising campaigns that reach a wide audience, while specifically targeting designated geographic areas or populations.

We also provide media consultancy services for our exclusive agency television channels to help them enhance the attractiveness of their programs, expand their viewer base and achieve higher ratings, which in turn may make the advertising time more valuable. As part of these services, our advisory team, which includes leading experts from the television and advertising industries, provides advice on programming. For example, in 2008, our advisory team collaborated with Shanghai Dragon Television to develop and produce the new television charity program “My Hero 2008” and related television events, as part of a series of programming changes and adjustments launched by Shanghai Dragon Television on May 12, 2008. According to CSM, Shanghai Dragon Television’s ranking among provincial satellite television channels in terms of viewership improved, from the fourteenth position, with an average daily viewership of 0.098%, for the period from January 1, 2008 to May 12, 2008, to the third position, with an average daily viewership of 0.179%, for the period from May 12, 2008 to July 2, 2008. In addition, Tianjin Satellite Television’s viewership rating also improved from the twelfth among provincial satellite TVs in 2009 to sixth in 2010. We believe that our media consultancy services contributed to that improvement in the viewership rankings and to further improvements in competitiveness among satellite television channels, in particular, as a result of our subsequent services in 2008, 2009 and 2010 with respect to programming and distribution strategies.

Strategic alliance with an international 4A advertising agency that provides an enhanced service platform

In January 2010, we formed a consolidated joint venture with international 4A advertising group Aegis Media to operate its brand “Vizeum” in China. We believe that our consolidated joint venture complements our existing businesses and provides us with an enhanced service platform that enables us to attract new advertising clients and expand our customer base. Our consolidated joint venture provides us with immediate access to not only international customers including Nikon, Carlsberg and Mango, but also an established international 4A advertising agency that has been in China for over six years. As part of the global network of Vizeum, our consolidated joint venture also provides a platform for us to expand our services to domestic clients that value the services and expertise of international 4A advertising agencies, and serves as a gateway for our domestic clients seeking to advertise internationally, which enables us to further customize our strategies to address the differing needs of clients. In addition, our collaboration with Aegis Media enables us to leverage the experience and expertise of Aegis Media to further enhance our capabilities in offering integrated marketing solutions and adopting industry best practices. By combining our deep understanding of the advertising industry, advertising media and culture in China with the international expertise and global resources of an international 4A advertising agency, we believe that our consolidated joint venture further distinguishes us from domestic and international 4A advertising agencies and enhances the competitiveness of our services. For example, the consolidated joint venture recently successfully pitched for a full media account with TOTO, a Japanese company that produces bathroom fixtures. The consolidated joint venture also worked with Xtep, a Chinese shoe manufacturer, to design a successful interactive outdoor campaign during the World Cup.

Strong management team and professionals with industry expertise

We have a strong management team that possesses intimate knowledge of the television and advertising industries in China and has helped us evolve our business model over time. In particular, our founder, chairman and chief executive officer, Mr. He Dang, has over fourteen years of experience in the television advertising industry and has developed close relationships with the television channels in China and with Chinese advertising clients. Mr. He Dang has won many industry awards during his career. He was named one of the ten persons of the year in the Chinese advertising industry jointly by Advertising Pointer, a magazine focusing on advertising in China, and several other organizations in 2004 and 2005, and an outstanding young entrepreneur by Beijing Municipal Bureau of Personnel and Beijing Association of Youth in 2007. Mr. Dang was also named the 2008 Top Contributor in Affecting and Promoting Chinese Brand by the Chief Brand Officer magazine, and the Jin Yuan Award for Top 10 Leaders in Advertising Industry in 2009 by the Advertiser Market Observer magazine. In 2006, Mr. He Dang was nominated for “Advertiser of the Year” in China by the China Advertising Association. Mr. Dang was named the 2009-2010 Top 10 Advertising Personnel by News Advertising, and the 2010 China Advertising Influential Leader by 21st Century Advertising.

In addition, we have assembled a professional team consisting of experienced managers and personnel for advertisement design and production, advertising campaign management, media planning, market research, television programming and media consultancy to serve our advertising clients and exclusive agency television channels. Many of these professionals have won various awards and are recognized in the Chinese advertising industry. Our professionals have established a reputation for effectively planning, creating, managing and executing complex advertising solutions for our clients across different media channels. Our team’s ability to generate creative ideas and develop these ideas into advertising campaigns has allowed our clients to rely on us for integrated advertising services and solutions. Many of the advertisements we created and designed have won various industry awards. The signing of exclusive agency arrangements with Shanghai Dragon Television, Tianjin Satellite Television and Hubei Provincial Economic TV is a testament to the strength of our team’s capabilities. Our management team and professionals have led the growth of our company by establishing us as a leading integrated advertising agency in China and implementing our expansion of our media investment management business.

Our Strategies

We believe that our advertising media resources, our capabilities to offer integrated advertising solutions and our customer base are the three fundamental elements that are expected to drive the growth of our business. Our goal is to be the leading integrated advertising agency by implementing the following strategies:

Expand and enhance our portfolio of television advertising media resources to further broaden coverage

We plan to further expand and enhance our portfolio of television advertising media resources in connection with both our exclusive and non-exclusive agency arrangements to address the demands of different advertisers. To offer more options to our clients, we plan to amass a network of television advertising resources with geographic coverage and viewer access comparable to that of CCTV. At the same time, we plan to expand our exclusive agency arrangements with CCTV to secure advertising time and other advertising rights on specific television programs or special events. We believe that our diversified client base positions us well to negotiate favorable terms with desirable television channels in China for exclusive as well as non-exclusive agency arrangements. These arrangements have the potential to attract new advertising clients, increase our opportunities for cross-selling and improve our margins. Furthermore, we believe that our strategic alliance with Aegis Media will help us harness the media tools and research of Aegis Media to generate synergies with our media investment management business by bolstering our ability to identify and pursue investments in, or strategic alliance with, attractive media assets.

We also plan to assemble a team of professionals and advisors from the television industry that will focus on sourcing appealing programs from different markets in China for syndication on our exclusive agency television channels. We believe that our services will offer significant value to our exclusive agency television channels and will help us retain existing and recruit new exclusive agency television channels. In addition, by expanding our exclusive and non-exclusive agency arrangements with television channels, we will strive to enhance our network of advertising media resources to include resources that effectively target specific segments of the population in China. We believe that this will help us attract more advertising clients, which in turn will enhance our ability to continue securing additional television advertising media resources.

Furthermore, we intend to take advantage of the industry trend towards auction-based sales of television advertising time. CCTV has recently implemented an auction-based system for selling non prime-time advertising time beginning in 2010 on certain channels, which were previously sold at predetermined prices. We believe that we can apply our experience and expertise in successfully bidding for prime-time advertising time to the auction process for these additional channels and advertising times, which we believe will provide us with a competitive advantage over other competitors. As television channels also shift towards auction or other arrangements to sell advertising time, we believe that our proven track record in the auction process of CCTV will help position us to successfully place advertising on these television channels and attract new clients.

Secure additional resources from new advertising media platforms

We plan to complement our core expertise in television advertising by continuing to expand our advertising service offerings on new advertising media platforms, including the Internet, mobile phones and out-of-home media. We believe that our existing client base of blue-chip Chinese companies will enable us to attract and enter into favorable arrangements with new advertising media platforms. In October 2010, we signed an agreement to establish a joint venture with Wasu Digital Group, China’s largest operator and digital content provider for cable TV, 3G mobile TV and broadband TV and a supplier of IPTV services. The joint venture is expected to be 49% owned by us and 51% owned by Wasu, and will have the right to operate all advertising-related business across Wasu’s three-network platform for 20 years. In addition, we also developed our advertising business via High Definition Television, or HDTV. In December 2010, we signed an exclusive advertising agency agreement with Beijing Gehua Cable TV Network Co., Ltd., or Beijing Gehua Cable Network, a leading digital cable TV with a large-scale cable network reaching over 4 million subscribers across 100 channels, to operate digital media advertising on its interactive HDTV digital cable platform. We believe by the end of 2010, the number of HDTV subscribers of Beijing Gehua Cable Network has reached 1.3 million, and we expect within the next three years, its HDTV network will cover all six districts in central Beijing, which will substantially benefit our adverting business among this newly-emerging HDTV platform.

We also plan to take advantage of the highly fragmented advertising industry in China to acquire attractive businesses that provide new advertising media resources, such as businesses that have access to desirable advertising platforms but that lack strong customer relationships. In addition, through our strategic alliance with Aegis Media, we expect to leverage Aegis Media’s multimedia service platform and global media network to strengthen our advertising service offerings, in particular in digital and other new media platforms.

By continuing to broaden our portfolio of advertising media platforms, we expect to strengthen our ability to conduct integrated advertising campaigns across a broad range of advertising media platforms so as to capture a greater share of our clients’ advertising budget, which we believe will further enhance our value to our existing clients and attract new clients, and which in turn will enhance our ability to secure additional advertising media platforms.

Strengthen capabilities to offer integrated advertising solutions

We plan to strengthen our internal consulting, creative and branding capabilities to offer better services to clients. In particular, we have been building a team of professions to develop our Internet advertising agency business. In addition, we plan to hire more industry-leading experts with media consultancy experience, expand our sales and marketing teams and strengthen our media consultancy and advertising sales capabilities. We also intend to expand our advertising service teams to include professionals with an industry focus with creative talents and intimate knowledge of the market trends and Chinese culture to strengthen our ability to deliver integrated advertising solutions. We will continue to enhance the coordination among different teams including creative teams and dedicated client service teams to better serve our clients.

In addition, we plan to strengthen our collaboration with Aegis Media so as to enhance our consolidated joint venture’s ability to provide integrated solutions to our clients and to enhance our overall ability to address the differing needs of clients, in particular the needs of domestic companies seeking to enter the international market, by tapping into the global resource network of Vizeum. Our consolidated joint venture provides a platform for us to expand our services to domestic clients that value the services and expertise of international 4A advertising agencies, and serves as a gateway for our domestic clients seeking to advertise internationally, which will enable us to further customize our strategies to address the differing needs of clients.

Continue to expand our advertising customer base and budget allocation from our customers

Our ability to provide integrated advertising solutions to our clients differentiates us from many other domestic advertising agencies. With our integrated service platform, we endeavor to continue building long-term synergistic relationships with our clients by working closely together to better understand their unique needs, guide their advertising strategies, influence their advertising budgets and effectively execute their advertising plans. We help them formulate and execute branding or sales strategies, obtain advertising media resources on favorable terms and evaluate the effectiveness of such strategies. For new clients who come to us for one of our services, such as placement of advertising on CCTV, we intend to make tailored offerings and cross-sell our other services to them. We believe our clients have benefited from the value of our broad range of advertising services and have become increasingly loyal to us. As such, we have built a diversified client base of blue-chip Chinese companies, many of whom represent the leading brands in their respective industries. In addition, we plan to expand our client base by cross-selling our services and building loyal relationships with them on our exclusive and non-exclusive agency television channels.

In addition, we plan to position our consolidated joint venture with Aegis Media as an international advertising agency with local roots in China by marketing the “Vizeum” global brand along with our “Charm” local brand, which we believe will be instrumental in attracting additional domestic clients that value the services and expertise of an international 4A advertising agency or that seek to advertise internationally. Our advertising agency business also plans to collaborate with Aegis Media’s global network to jointly attract and service international clients seeking to advertise in China.

Our Services

We generate our revenues from (i) media investment management, (ii) advertising agency and (iii) branding and identity services.

•

We derive our media investment management revenues from the sale of advertising time and other advertising rights that we have secured on a television channel, program or special event typically pursuant to exclusive and non-exclusive agency arrangements;

•

We derive our advertising agency revenues from representing advertising clients in placing their advertisements on various types of media platforms, including CCTV, other television channels, and other new media, such as the internet; and

•	We derive our branding and identity services revenues by providing creative design and production management services for the development production of an advertisement.

We offer integrated advertising solutions that may include all stages of the process from the initial planning and development of the advertising campaign, to placing the advertisement across multiple media platforms in multiple cities, to evaluating and refining the advertising campaign. Our advertising agency services include: (i) market research; (ii) branding strategies; (iii) creative design, development and production of advertisements; (iv) procurement of advertising media resources and placement of advertisements; (v) public relations; and (vi) overall management of advertising campaigns. Our clients may choose to retain us for only one or any combination of our services.

The stages of an advertising campaign include (i) planning, (ii) production and (iii) media procurement and placement.

Planning. The planning stage typically requires two to six weeks and starts with the conceptualization of a marketing campaign for a product or a branding strategy for an advertiser. Our creative design and production and client service teams work closely together with our clients to understand their unique demands in order to deliver highly customized and effective advertising solutions. Our dedicated client service team strives to understand what our clients want to achieve in their advertising campaign. For a new client, we typically spend significant resources familiarizing ourselves with the industry and business of the client. Based on the combination of the information we gain from interacting with our clients and our extensive knowledge of the advertising and television industries, we present our proposal, which may include any range of services from the initial creative design to the overall execution plan of the advertising campaign. After further discussions with the client, we finalize the proposal and conclude the first step of the process.

Production. After the client decides on a creative design, we choose from three options to produce the advertisement:

•	outsource the entire production to a production house specializing in filming and producing advertisements in the particular industry of the client;

•

retain a reputable director experienced in making advertisements of the same type on a predetermined fee basis, and let the director assemble the other resources, such as actors, needed for the production process; or

•	assemble a production team by hiring a director and actors, and procuring other resources, such as post-production processing services.

Usually, we have discretion in choosing the production method. We consider many factors in making the decision, including (i) whether the production of the advertisement requires any special expertise, (ii) whether we have the personnel capacity, and (iii) whether the solution fits the client’s production budget.

Media procurement and placement. Our ability to secure the most desired advertising media resources helps our clients achieve an effective advertising campaign. We act as the agent of our clients in their dealings with television channels and other media companies by negotiating prices and discounts, overseeing the placement of our clients’ advertisement, procuring and examining the placement reports, and working out alternative plans in the cases of changes in respect of programming schedules. Due in part to our knowledge of television channels and the advertising industry in general, we have achieved favorable terms for many of our clients. In addition, we help our clients decide whether the campaign will be run on national television channels, regional television channels, new media or a combination of both, depending on the clients’ goals. We also help our clients place soft advertising, such as product placement or sponsorship of programs. We have been particularly successful in recent years in obtaining prime-time advertising time on CCTV, which are generally regarded as the most coveted television advertising time in China, and other CCTV advertising resources. Our cooperation with our exclusive agency television channels gives us the flexibility in offering to our clients a greater variety of advertising media resources. In addition, our strong market reputation facilitates our access to advertising time on other regional or satellite television stations if such time is part of the clients’ advertising campaign. We also have the ability to obtain advertising media resources other than television advertising time upon our clients’ requests. We also purchase advertising resources on behalf of our clients from other media companies, such as Internet companies, newspaper publishers, radio stations, mobile carriers and out-of-home media companies.

Other supplemental services. We supplement our client services by providing relevant market intelligence to our clients. We have established a database of market research data, rating information and past campaign performance that are derived from both internal and third-party sources. In addition, we have developed internal expert systems and algorithms for analyzing industry data. Our information infrastructure enables us to identify insights that may help enhance our ability to place effective advertising on behalf of our clients while optimizing the cost.

Our team of research specialists utilizes our information infrastructure to generate reports tailored to our clients’ preferences for their use. These reports cover new products or services, competition, market trends, consumer habits and effectiveness of advertising campaign. With respect to some of these projects, we work with third party intelligence companies or research institutions to collect and analyze the data and create the reports. These reports provide important market intelligence for our clients which helps them in designing and timing the introduction of new products, planning marketing campaigns, formulating competition strategies, anticipating market movements and reacting to sudden changes in the market. In addition, we provide public relations consulting services and advice to our clients from time to time, including brand management and public relations to respond to and mitigate negative publicity.

While most of our clients initially retain us to provide one of our services, we cross-sell our other advertising services to them. For example, a client initially attracted to our media procurement and placement services may expand their relationship with us for our design and production services. Once a client engages us for any of our services, we strive to understand the client’s special needs and introduce our other services that may be helpful to their overall marketing plan. We tailor such proposals in accordance with the clients’ business and marketing plan based on our understanding of them. Many of our clients become increasingly loyal to us through our ongoing cooperation with them and rely on us to provide a tailored integrated advertising solution for them.

Our Relationships with Media Platforms

China Central Television

One of our core strengths is our ability to help our advertising clients obtain the most desired advertising time on CCTV. Advertisers covet time on CCTV, particularly CCTV-1, for many reasons, including CCTV’s extensive and diverse viewership in China, the privilege of being an advertiser associated with CCTV, and the high ratings of CCTV programs.

Advertising agency business on CCTV

Our business started with the representation of our advertising clients in obtaining advertising time on CCTV. We have established a successful track record in representing blue-chip Chinese companies in their purchasing of prime-time advertising time. Since 1995, CCTV has held an auction each year in November for the sale of all prime-time advertising time in the following year. The auction is open to all advertisers and advertising agencies that pay a deposit to CCTV and receive approval from the CCTV’s advertising department.

In preparation for the auction process each year, our dedicated client service teams meet our clients who purchased prime-time advertising time for the current year and clients who are considering purchasing the prime-time advertising time for next year. We update ourselves with the clients’ overall advertising strategies and their advertising budget for the following year. In some instances, we help our clients create their advertising budgets and determine the allocations to different advertising media including the budget they plan to spend on purchasing CCTV’s prime-time advertising time.

CCTV organizes a series of activities to promote the prime-time advertising time auction each year in anticipation of the auction. Typically, CCTV invites advertising agencies and advertisers to conferences and meetings to introduce the advertising time up for auction and to hear requests and suggestions from the agencies and advertisers. In October, CCTV sends all potential participants an auction book that sets forth the prime-time advertising time on its network for the upcoming year that are subject to auction and the minimum bidding prices for such advertising time. We refer to our database of the historical bids made for comparable advertising time and the information we have collected regarding CCTV’s target sales with respect to the advertising time chosen by our clients. We also survey and study potential participating advertisers and help our clients to evaluate the relevant advertising time and formulate an appropriate bidding strategy. If we have multiple clients interested in the same prime-time advertising time, we communicate and propose solutions that are acceptable to each of them. Based on the analysis of historical bids and intelligence on CCTV’s target and potential competing bids, we recommend bidding prices to our clients.

After our client wins a bid, a three-party agreement will be signed among our client, CCTV and us. Under this agreement, our client is obligated to pay the cost of the advertising time one month prior to the placement of the advertisement and a commission to us. We manage the ongoing relationships with CCTV, including monitoring the placements of the advertisements, handling unanticipated changes in programming schedules and negotiating the purchase of advertising time that are bundled together with the prime-time advertising time purchased by our clients.

Our advertising agency services also include purchasing regular advertising time on CCTV channels that is not auctioned and directly operated by CCTV’s advertising department.

Media investment management business on CCTV

Some of the advertising time and other advertising rights on CCTV channels, other than the prime-time advertising time, are sold to advertising agencies. These time and rights are not as highly demanded by advertisers as the prime-time advertising time, but many of them are highly valuable assets given the national coverage of CCTV channels and the high popularity of certain programs. We have selectively entered into agreements with CCTV to secure all or a portion of the advertising time and other advertising rights on some programs and special events on CCTV. In each of the nine years from 2002 to 2010, we secured all of the advertising time and other advertising rights such as product placement and sponsorship, during CCTV’s special event coverage on March 15, the Consumers’ Day in China. Chinese advertisers generally believe that exposure in this special event helps promote their products and corporate image. We have also secured all the advertising time for four other CCTV programs.

We typically secure the right to sell all or a portion of the advertising time and other advertising rights associated with a program or event by paying a predetermined price, which is based on the listed price set by CCTV after an agreed discount rate is considered. CCTV has recently implemented an auction-based system for selling non prime-time advertising time beginning in 2010 on certain channels, which were previously sold at predetermined prices. The advertising time we secure consists of regular advertising time broadcasted during breaks in the programs and soft advertising, such as product placement and sponsorship. Many of the advertisers choose to associate with the March 15 event through soft advertising such as product placement imbedded in the coverage of the event. We have more discretion over pricing and promotion of soft advertising compared to the regular advertising time during the breaks of a program.

Our exclusive agency television channels and other non-exclusive agency arrangements

In order to expand our advertising media resources and to offer our advertising clients additional options in formulating and carrying out their advertising campaigns, we have entered into exclusive agency arrangements with some television channels. As part of our media investment management business, we typically secure the right to sell all or a portion of the advertising time and other advertising rights on a television channel by agreeing to pay a predetermined annual fee. The amount of the fee is determined by negotiations between the parties and, in some cases, also by referring to the advertising revenues of the exclusive agency television channels in prior years.

In choosing our exclusive agency television channels, we consider a number of factors with respect to potential television channels that include, among others, advertising revenue growth potential, programming quality and potential for improvement, management style, opportunities for synergy with our existing exclusive agency television channels and advertising client base.

Currently, we have exclusive agency arrangements with Shanghai Dragon Television, Tianjin Satellite Television and Hubei Provincial Economic TV. All of these agreements give us flexibility with respect to pricing of advertising time and other advertising rights and the offering of incentives.

In February 2008, we entered into our first exclusive agency agreement with SMG, under which we had the exclusive right to sell all of the advertising time as well as other advertising rights on Shanghai Dragon Television’s network from January 1 to December 31, 2008. This agreement expired on December 31, 2008. We entered into annual exclusive agency agreements with SMG in 2009 and 2010 as well. Our current exclusive agency agreement was entered into in November 2010 and will expire on December 31, 2011. Under this exclusive agency agreement:

•	we have the exclusive right to sell a portion of the advertising time on Shanghai Dragon Television’s network to domestic clients from January 1, 2011 to December 31, 2011; and

•	we must pay a predetermined amount to SMG.

In November 2008, we entered into an exclusive agency agreement with Tianjin Television Station, which was amended in December 2009 and expires at the end of 2011. Under this exclusive agency agreement:

•	we have the exclusive right to sell all of the advertising time except for TV shopping programs, as well as other advertising rights on Tianjin Satellite Television’s network; and

•	upon expiration of the agreement, we will have priority to renew the agreement with Tianjin;

In November 2010, we entered into a new exclusive agency agreement with Hubei Provincial Economic TV for the year of 2011. Under this exclusive agency agreement:

•	we have the exclusive right to sell all of the advertising time as well as other advertising rights on Hubei Provincial Economic TV; and

•

after the first year, the agreement will be re-signed for up to an additional two years on an annual basis if we fulfill our obligations for the previous year and the parties agree upon the price for the subsequent years.

Relying on our extensive industry knowledge and knowledge of advertisers, we also provide media consultancy services to exclusive agency television channels from time to time to assist them in enhancing the attractiveness of their programs, expanding their viewer base and achieving higher ratings. As the television channels expand their viewer base and achieve higher ratings, the commercial value of their advertising time increases accordingly. Thus, we expect these services to help us maximize advertising revenues derived from our arrangements with the television channels and to help us enhance our relationship with these television channels.

Currently, we also have non-exclusive agency arrangements with Hubei Satellite Television, Shenzhen Satellite Television, Liaoning Satellite Television, Anhui Satellite Television, Chongqing Satellite Television, Guizhou Satellite Television and Shanxi Satellite Television and have entered into annual framework agreements with several of these television stations. Under those framework agreements, our clients may purchase advertising at pre-negotiated rates as provided in the framework agreement, and we are entitled to a specified amount of commission. We are also required to pay a relatively small fee as a performance guarantee. If we place the minimum level of advertising specified in the agreements, we are entitled to refund of the performance guarantee and may receive sales commissions. In addition, we have entered into non-exclusive agency arrangements with other advertising platforms, predominantly on the Internet, which we believe will further benefit the advertising campaigns of our clients. We have existing arrangements with several of the leading Internet websites in China, including Baidu for search, Sina, Sohu, and Tencent for traditional portals, IT168 and BitAuto for vertical sites, Kaixin001 and Renren for social networking sites, and Youku and Tudou for online video sites. Historically, our non-exclusive agency arrangements have not had been a material component of our business. However, we believe our non-exclusive advertising arrangements enable us to not only expand the portfolio of advertising media resources available to our clients, but also provide us with the opportunity to deepen our relationships with satellite and regional television channels and other advertising media resources and enter into exclusive agency arrangements with them in the future.

We have also recently entered into an exclusive advertising agency agreement with Beijing Gehua Cable TV Network Co., Ltd., or Beijing Gehua Cable Network, in December 2010. Under this exclusive advertising agency agreement we have a one-year exclusive right to sell all of the advertising rights on Beijing Gehua Cable Network’s cable and digital advertisement platforms.

We intend to expand our portfolio of advertising media resources using exclusive and non-exclusive agency arrangements with additional satellite and regional television channels, as well as other advertising media platforms. We believe that this portfolio of advertising media resources, together with our CCTV-related business, will position us well to efficiently offer advertising clients the advertising media resources that they desire.

Our Advertising Clients

Our ability to provide integrated advertising solutions has attracted a diverse client base of blue-chip Chinese advertisers that include many of the leading brands in their respective industries. We regularly work with some of the largest blue-chip Chinese advertisers to plan and execute customized advertising campaigns. Our significant clients include China Telecom, PICC, Agricultural Bank of China, China CITIC Bank, Snowbeer, Yunnan Baiyao, C-Bons, Midea, Feihe, Povos, Nanpu Food and Chery Automobile. In the aggregate, these twelve clients accounted for approximately 17.6%, 23.2% and 17.9% of our total revenues in 2008, 2009 and 2010, respectively. For the year ended December 31, 2010, we provided services to around 600 advertising clients.

In 2008, 2009 and 2010, our top ten advertising clients accounted for approximately 30.7%, 26.8% and 21.1%, respectively, of our total revenues, and no client accounted for more than 10% of our total revenues in this period.

The following table sets forth a breakdown of our clients by industry for total advertising spending for 2010:

Percentage of Total Spending for Advertisements Placed Through Us
Industry	for 2010

Consumer goods	28.3%
Pharmaceuticals	13.0%
Electronics and Home Appliances	15.6%
Communications	10.2%
Financial Service	9.7%
Telecommunications	8.6%
Others	14.6%

Sales and Marketing

Our sales and marketing activities focus on acquiring new clients, leveraging our existing clients and selling our advertising media resources we have secured in our media investment management business. We intend to devote our sales and marketing resources to understanding the demands and trends of our client base in order to better anticipate, identify and secure the appropriate advertising media resources for our clients to execute effective advertising campaigns.

After we have entered into an agency agreement to secure a media resource, our sales team will survey our client base and other companies that may be interested in running advertisements on that media resource. The sales team will then develop a list of potential advertising clients for the media resource and will create proposals specifically tailored for each of the potential advertising clients. We often cross-sell the agency advertising time we have acquired to our clients that have retained us for other services.

As of December 31, 2010, our sales and marketing force consisted of 525 employees located in Beijing, Shanghai, Guangzhou, Tianjin, Hubei and Chengdu. We provide in-house education and training to our sales force to ensure that they provide our clients with comprehensive information about our services, the advantages of using our integrated advertising services and purchasing advertising media resources and relevant information regarding the advertising industry as a whole. We organize our sales force into teams to provide specialized coverage for geographic regions and specific industries as well as services. We believe that our industry-specific and regional coverage teams provide better service for our advertising clients and allow our sales and marketing teams to focus on building close relationships and staying abreast of regional market trends.

As a supplement to our sales efforts, we may provide our clients with certain complementary services, such as updates of media information, information and evaluation regarding new media opportunities that the client might be interested in, advertisement placement report and invitation to conferences we host from time to time that are frequented by major television channels, including CCTV, large advertisers and leading industry experts. We also compile a monthly newsletter updating our clients with respect to recent market developments.

Competition

Competition in the television advertising industry in China is intense. Key competitive considerations for retaining existing business and winning new business include our ability to obtain advertising time on CCTV, develop creative solutions that meet the clients’ needs, the scope, quality, effectiveness and pricing of the services we offer, and our ability to efficiently serve clients on a broad geographic basis. Our major competitors include large Chinese advertising service companies, such as Walk-On Advertising Co., Ltd. (San Ren Xing) and Vision CN Communications Group (Tong Lu). We compete with them for advertising clients and for access to highly demanded advertising time in connection with our television agency business, as well as desirable television resources with respect to our media investment business. We also face increased competition from multinational advertising companies, such as the 4A advertising agencies, as these companies strive to get a share of the advertising spending on the PRC television channels. In addition, we may face competition from new entrants into the television advertising agency industry in the future. Customary with the practice in the advertising industry, we do not have exclusive or long-term arrangements with our advertising clients; rather, our agreements with our advertising clients are signed on a campaign-by-campaign basis. While most of our client relationships are stable, there are no long-term agreements governing our client relationships, which we instead maintain by offering excellent and customized services.

Seasonality

Aside from fluctuations in the level of advertising spending resulting from changes in the overall economic and market conditions in China, our revenues are affected by seasonal fluctuations in consumer spending that also affect the level of advertising spending over time in China. The first and second quarters of each year are expected to be slower seasons for the Chinese advertising industry in general. As a result, our quarterly results of operations may fluctuate significantly from period to period.

Employees

See “Item 6. Directors, Senior Management and Employees — D. Employees” for certain information relating to our employees.

Facilities

See “— D. Property, Plant and Equipment” for certain information relating to our employees.

Insurance

We do not maintain any property insurance policies covering equipment and facilities for losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance or key employee insurance for our executive officers. Uninsured damage to any of our equipment or buildings or a significant product liability claim could have a material adverse effect on our results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We do not maintain business liability or disruption, litigation or property insurance, and any business liability or disruption, litigation or property damage we experience might result in substantial costs to us and the diversion of our resources.”

Legal and Administrative Proceedings

On March 11, 2010, we were served with a complaint from China Mass Media Corp, or CMM, against our variable interest entity Shidai Charm Advertising Co., Ltd., or Shidai Charm, alleging that Shidai Charm owes CMM unpaid advertising fees of RMB3.6 million and related interest of approximately RMB0.5 million in connection with an advertising placement on CCTV’s 2008 Lunar New Year gala, based on a supplemental agreement dated June 30, 2009. We have withheld payment of this amount in light of an outstanding balance owed to another variable interest entity of ours, Yida Charm Advertising Co. Ltd, or Yida Charm, by CMM in the amount of RMB3.6 million in connection with an advertising placement on CCTV’s 2009 Lunar New Year gala, based on a supplemental agreement in connection with such 2009 placement between Yida Charm and CMM also dated June 30, 2009. Yida Charm plans to seek recovery of the RMB3.6 million and related interest from CMM in a separate complaint. In November 2010, the Second Beijing Middle Court ruled the former dispute in favor of Shidai Charm, and First Beijing Middle Court ruled the latter dispute in favor of CMM. As a result, the net effect of these disputes has not had any significant impact on our financial position.

We are currently not a party to any other legal or administrative proceedings and are not aware of any other pending or threatened legal or administrative proceedings against us in any material respects. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Regulations of Our Industry

The PRC government imposes extensive controls and regulations over the media industry, including television, advertising, media content production, and the market research industry. This section summarizes the principal PRC regulations that are relevant to our lines of business.

Regulations on the Television Industry

•	Television Content

According to the Regulations on the Administration of Radio and Television Stations and the Provisions on the Administration of Radio and Television Program Production promulgated by the State Administration of Radio, Film and Television, or SARFT, on July 19, 2004, entities engaging in the production of television programs, such as feature programs, general programs, drama series and animations, and the trading activities and agency services on the copyrights of such programs must first obtain preliminary approval from the SARFT or its provincial branches for license. The entity must then register with the SAIC to obtain or update its business license.

•	Foreign Investments in Television Content Production

According to the Regulations on the Administration of Radio and Television Stations, the Interim Provisions on the Administration of Sino-Foreign Equity and Contractual Joint Ventures of Radio and Television Program Production, or collectively the Regulations, promulgated by the SARFT on October 28, 2004, wholly foreign owned enterprises are prohibited from producing radio and television programs or drama series. A joint venture between a PRC entity and a foreign partner is permitted for these activities, and a foreign investor is permitted to hold up to 49% of the equity interest in such joint venture, subject to certain requirements.

Regulations on the Advertising Industry

•	Foreign Investments in the Advertising Industry

Under the Catalog and the Administrative Provision on Foreign Investment in the Advertising Industry, jointly promulgated by the SAIC and the MOC on March 2, 2004, foreign investors can invest in PRC advertising companies through either wholly owned enterprises or joint ventures with Chinese parties. Since December 10, 2005, foreign investors have been allowed to own up to 100% equity interest in PRC advertising companies. However, the foreign investors must have at least three years of direct operations in the advertising industry as their core businesses outside of China. This requirement is reduced to two years if foreign investment in the advertising company is in the form of a joint venture. Foreign invested advertising companies can engage in advertising design, production, publishing and agency, provided that certain conditions are met and necessary approvals are obtained.

We are a Cayman Islands company and a foreign legal person under PRC laws and we have not directly operated any advertising business outside of China. Therefore, we do not qualify under PRC regulations to directly provide advertising services. Accordingly, our subsidiary, Nanning Jetlong is ineligible to apply for the required licenses for providing advertising services in China. We acquired all the outstanding equity interests of O’Master Communications (Hongkong) Ltd., in Hong Kong in June 2010, which in turn holds all the outstanding equity interests of Charm Media Co., Ltd., and Shang Xing Media Co., Ltd. Both Charm Media Co., Ltd., and Shang Xing Media Co., Ltd were incorporated by us in the PRC in November 2010 and October 2010, respectively, and have acquired licenses for providing advertising services in China. From 2011, we have begun operating the majority of our business through these two new entities – Charm Media Co., Ltd. and Shang Xing Media Co., Ltd. Prior to this, other than Beijing Vizeum Advertising Co., Ltd., in which we hold 60% of the outstanding equity interests, our advertising business was operated by our variable interest entities in China. The variable interest entities are currently owned by individual shareholders who are citizens of China, and hold the requisite licenses to provide advertising services in China. The variable interest entities directly operate our advertising business, enter into advertising agreements with our advertisers, purchase advertising time and other advertising rights from television stations and sell such advertising time and rights to the advertisers. We expect to continue to depend on the variable interest entities to operate our advertising business in China. We do not have any equity interest in any of the variable interest entities but effectively control, and receive the economic benefits of, them through various contractual arrangements. See “ – C. Organizational Structure.”

•	Advertising Content

PRC advertising laws, rules and regulations set forth certain content requirements for advertisements in China, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws or regulations, must be submitted to relevant authorities for content approval prior to dissemination.

Advertisers, advertising agencies and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertisers, advertising agencies and advertising distributors must review the prescribed supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws, rules and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving severe violations, the SAIC or its local branches may revoke violators’ licenses or permits for advertising business operations. Further, advertisers, advertising agencies or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of their advertising business.

•	Advertising Broadcasting

On September 8, 2009, Administrative Provisions on Broadcasting of Radio and TV Advertising, or SARFT Rule 61, was promulgated by SARFT and will become effective on January 1, 2010. In addition to setting forth certain content requirements for advertisements in China, SARFT Rule 61 also set forth certain requirements for broadcasting radio and TV advertising in China, including, among other things, the maximum time for advertisements, the intervals between advertisements, the timing for broadcasting certain advertisements with particular content. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements. In circumstances involving severe violations, violators’ licenses or permits for operations, like the Radio and Television Channel Permit and Radio and Television Broadcasting Institution Permit, may be revoked.

•	Operational Matters of the Advertising Business

Under the Advertising Law promulgated by the National People’s Congress on October 27, 1994, registration, review and filing systems need to be established and maintained for the operation of entities engaged in the advertising business. Advertising fees must be reasonable, and rates and fee collection methods must be filed with the PRC Price Bureau and the SAIC for records. Under the Implementation Rule of Advertising Industry Administration, or the Implementation Rule, promulgated by the SAIC, as amended, the advertising agent fee shall not be more than 15% of the advertising fees. The advertisers must provide relevant documents, including certificates rendered by relevant supervisory administrations, before it can broadcast or place its advertisements.

Regulations on Foreign Currency Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules promulgated on January 29, 1996 and amended on January 14, 1997 and various regulations issued by the SAFE and other relevant PRC government authorities, RMB is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the SAFE or its local branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC. Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by the SAFE or its local branch. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into RMB.

The business operations of our PRC subsidiaries and variable interest entities, which are subject to the foreign currency exchange regulations, have all been in accordance with these regulations. We will take steps to ensure that the future operations of these PRC entities are in compliance with these regulations.

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the SAFE Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or Circular No. 75, issued on October 21, 2005, (i) a PRC resident, including a PRC resident natural person or a PRC company, shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose vehicle for the purpose of overseas equity financing (including convertible debt financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into a special purpose vehicle, or engages in overseas financing after contributing assets or equity interests into a special purpose vehicle, such PRC resident shall register his or her interest in the special purpose vehicle and the change thereof with the local branch of the SAFE; and (iii) when the special purpose vehicle undergoes a material change outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the SAFE. PRC residents who are shareholders of special purpose vehicles established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

Under Circular No. 75, failure to comply with the registration procedures set forth above may result in penalties, including restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the special purpose vehicle.

Dividend Distribution

The principal laws, rules and regulations governing dividends paid by our PRC subsidiaries include the Company Law of the PRC (1993), as amended in 2006, Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, and Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended in 2001. Under these laws and regulations, each of our PRC subsidiaries and our variable interest entities in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and variable interest entities is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserve reaches 50% of its respective registered capital. These reserves are not distributable as cash dividends.

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

Six PRC regulatory agencies, including the CSRC and the MOC, promulgated a rule entitled Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the SPV Regulation, to regulate foreign investment in PRC domestic enterprises. The SPV Regulation, effective on September 8, 2006, provides that an offshore SPV, formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC issued a clarification that sets forth the criteria and process for obtaining any required approval from the CSRC. The application of the SPV Regulation with respect to CSRC approval is unclear. Our PRC counsel, Commerce & Finance Law Offices, has advised us that the CSRC approval requirement applies to overseas SPVs that acquired equity interests in PRC companies through share exchanges and using cash and seek overseas listing; and based on their understanding of the current PRC laws, rules and regulations and the SPV Regulation, the SPV Regulation does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the Nasdaq Global Market.

The SPV Regulation also provides that an SPV formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the MOC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

The applicability of the SPV Regulation with respect to MOC approval is unclear. Our PRC counsel, Commerce & Finance Law Offices, has also advised us that MOC approval is not required in connection with the establishment of Nanning Jetlong, our wholly owned PRC subsidiary, because the equity interest in Nanning Jetlong was established by Jetlong Technology Limited, our wholly owned Marshall Islands subsidiary, prior to September 8, 2006, the effective date of the SPV Regulation; or the contractual arrangements entered into on March 28, 2008 between Nanning Jetlong and our variable interest entities.

Taxation

For a discussion of applicable PRC tax regulations, see “Item 5. Operating and Financial Review and Prospects.”

C. Organizational Structure

The following diagram illustrates certain information as of the date of this annual report regarding certain companies which we consolidated.

Under applicable PRC laws, rules and regulations, to invest in the advertising industry, foreign investors must have at least two years of direct operations in the advertising industry as their core businesses outside of the PRC. We are a Cayman Islands company and a foreign legal person under PRC laws and we have not directly operated any advertising business outside of China. Therefore, we do not qualify under PRC regulations to directly own equity interest in advertising services providers. Accordingly, our subsidiary, Nanning Jetlong is ineligible to apply for the required licenses for providing advertising services in China. We acquired all the outstanding equity interests of O’Master Communications (Hongkong) Ltd., in Hong Kong in June 2010, which in turn holds all the outstanding equity interests of Charm Media Co., Ltd., and Shang Xing Media Co., Ltd. Both Charm Media Co., Ltd., and Shang Xing Media Co., Ltd were incorporated by us in the PRC in November 2010 and October 2010, respectively, and have acquired licenses for providing advertising services in China. From 2011, we have begun operating the majority of our business through these two new entities – Charm Media Co., Ltd. and Shang Xing Media Co., Ltd. Prior to this, other than Beijing Vizeum Advertising Co., Ltd., in which we hold 60% of the outstanding equity interests, our advertising business was operated through contractual arrangements with our variable interest entities. These contractual arrangements enable us to exercise effective control over these entities and receive substantially all of the economic benefits from them.

Agreements that Transfer Economic Benefits to Us

Trademark, Trade Name and Domain Name License Agreements

Under the trademark, trade name and domain name license agreements between Nanning Jetlong and each of the variable interest entities, Nanning Jetlong grants a non-exclusive license to use its trademark, trade name and domain name to the variable interest entities, in exchange for a quarterly license fee calculated based on each variable interest entity’s profit in the corresponding quarter. Nanning Jetlong is entitled to adjust the license fees in its sole discretion. The trademark, trade name and domain name license agreements remain in effect until the expiration of the trademark, trade name and domain name.

Exclusive Technology Support Agreements

Under the exclusive technical support agreements between Nanning Jetlong and each of the variable interest entities, Nanning Jetlong will provide technology services and consulting services to the variable interest entities, in exchange for a quarterly service fee based on a predetermined formula. Nanning Jetlong is entitled to adjust the service fees in its sole discretion. The term of each exclusive technology support agreement is twenty years from the effective date thereof, and the agreement will be automatically renewed for an additional twenty years upon expiration unless Nanning Jetlong gives prior written notice to the variable interest entities not to renew the agreements.

Option and Cooperation Agreements

With respect to each variable interest entity, Nanning Jetlong, the variable interest entity and the nominee shareholders of the variable interest entity, have entered into an option and cooperation agreement. Pursuant to the option and cooperation agreement, Nanning Jetlong has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all or part of the equity interest in the variable interest entity from the nominee shareholders. The purchase price for the entire equity interest shall be the minimum price permitted by applicable PRC laws, rules and regulations. Each shareholder of the variable interest entity agreed to pay the purchase price received from Nanning Jetlong to the variable interest entity after Nanning Jetlong exercised its option. The term of the option and cooperation agreement is twenty years from the effective date thereof, and the agreement will be automatically renewed for an additional twenty years upon expiration until the completion of the transfer of all of the equity interest provided therein.

Agreements that Provide Us with Effective Control

Voting Rights Agreements

The nominee shareholders of each variable interest entity have signed a voting rights agreements, pursuant to which the nominee shareholders have granted Nanning Jetlong, or a person designated by Nanning Jetlong, the right to exercise all of the voting rights as shareholders of the variable interest entity. The voting rights agreements will remain in effect until all of the equity interests in variable interest entities have been transferred to Nanning Jetlong pursuant to the option agreements described above.

Equity Pledge Agreements

With respect to each variable interest entity, Nanning Jetlong, the variable interest entity and the nominee shareholders of the variable interest entity have entered into an equity pledge agreement. Under the equity pledge agreement, the nominee shareholders have pledged their respective equity interests in the variable interest entity to Nanning Jetlong to secure the obligations of the variable interest entity under its trademark, trade name and domain name license agreement and the exclusive technology support agreement with Nanning Jetlong. In addition, the nominee shareholders agreed not to transfer, sell, pledge, dispose of or create any encumbrance on their equity interests in the variable interest entity. The variable interest entity covenants that without prior consent of Nanning Jetlong, it will not distribute any dividends. The equity pledge agreement will expire two years after the variable interest entity has fully performed its obligations under its trademark, trade name and domain name license agreement and the exclusive technical support agreement with Nanning Jetlong.

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:

•

the reorganization to establish our corporate structure, including the shareholding structure of each of our variable interest entities incorporated in the PRC, has not been challenged by any court, governmental agency or body or any other regulatory authorities in the PRC, and there are no legal, arbitration, governmental or other proceedings, including, without limitation, governmental investigations or inquiries, pending before or threatened or contemplated by any PRC government agency in respect of our corporate structure;

•

the reorganization to establish our corporate structure, including the shareholding structure of each of our variable interest entities incorporated in the PRC, has been carried out and completed in compliance with all applicable PRC laws, rules and regulations and our current corporate structure is in compliance with all applicable PRC laws, rules and regulations and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations;

•

the contractual arrangements between Nanning Jetlong and our variable interest entities as described in this annual report will not result in any violation of PRC laws, rules or regulations currently in effect, and are valid, binding and enforceable obligations of each of the contractual parties, except that the pledges under the equity pledge agreements by and among Nanning Jetlong, the variable interest entities and their respective shareholders will not become enforceable until they are registered with the relevant government authorities; and

•

the business operations of Nanning Jetlong and our variable interest entities, as described in this annual report, are in compliance with existing PRC laws, rules and regulations in all material respects.

Our PRC legal counsel has also advised us that there are uncertainties regarding the interpretation and application of PRC laws, rules and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to the above opinion of our PRC legal counsel. Our PRC legal counsel has further advised that if a PRC government authority determines that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure violates any applicable PRC laws, rules or regulations, the contractual arrangements will become invalid or unenforceable, and we could be subject to severe penalties and required to obtain additional governmental approvals from the PRC regulatory authorities. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — If the PRC government determines that the agreements that establish the structure for operating our China business otherwise do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties” and “— Risks Relating to Doing Business in China — Uncertainties with respect to the PRC legal system could limit the protections available to you and us.”

D. Property, Plant and Equipment

Our principal executive offices are located at our headquarters at 26th Floor, Tower A, Oriental Media Center, 4 Guanghua Road, Chaoyang District, Beijing 100026, People’s Republic of China. We also maintain offices at other addresses in Beijing and Shanghai. In aggregate, we maintained a total of approximately 9,274 square meters for our offices as of December 31, 2010. We lease some of our facilities from our related parties and do not own any real property. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Other Transactions with Shareholders.” We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared according to U.S. GAAP. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors including those set forth under “Item 3.D. Risk Factors” or in other parts of this annual report. You should read the following discussion of our financial condition and results of operations together with the financial statements and the notes to these statements included in this annual report.

A. Operating Results

Overview

We believe we are the leading domestic television advertising agency in China, as measured by the total value of successful bids of the prime-time advertising time for 2010 on CCTV, which is generally regarded as the most coveted television advertising time in China. According to CCTV, we ranked first in terms of the total advertising spending for the advertisements we placed on behalf of clients on CCTV channels in each of the seven consecutive years from 2004 to 2010. In addition, we believe that, with exclusive agency arrangements with three television channels, Shanghai Dragon Television, Tianjin Satellite Television and Hubei Provincial Economic TV, and four programs on CCTV and an exclusive agency agreement with Beijing Gehua Cable Network to operate digital media advertising on its interactive HDTV digital cable platform, we have established a leading media investment management business in China. We (i) offer a broad range of advertising agency services from planning and managing advertising campaigns to creating and placing advertisements, and (ii) engage in media investment management through identifying, securing and selling advertising resources.

We derive our revenues from three operating segments: (i) media investment management, (ii) advertising agency and (iii) branding and identity services. The financial results of our consolidated joint venture with Aegis Media are included in our advertising agency business segment beginning in 2010.

Our advertising agency business places advertisements for our clients on a broad array of television channels, including CCTV and satellite and regional television channels, and on other media platforms, including Internet and out-of-home media. We derive our advertising agency revenues from the commissions paid by clients for planning and placing advertisements and from the sales commissions and performance bonuses received from the television channels and other advertising media platforms on which we place the advertisements. We account for our advertising agency revenues on a net basis. The total advertising spending for the advertisements we placed on behalf of our clients increased from US$254.9 million in 2008 to US$288.0 million in 2009 and to US$474.3 million in 2010, which drove the increase in our advertising agency revenues from US$13.6 million in 2008 to US$15.3 million in 2009 and to US$24.8 million in 2010.

Our media investment management business secures all or a portion of the advertising time and other advertising rights, which include soft advertising such as sponsorship, on a specific television channel or program. We derive our media investment management revenues from selling the advertising media resources that we have acquired to advertisers. We account for our media investment management revenues on a gross basis because we acquire the advertising media resources in advance at a predetermined price and bear the inventory risk of being a principal in acquiring the advertising media resources from the television stations. We also have the ability to establish the prices that we charge for selling these advertising media resources to our clients. The growth in our media investment management business after 2008 when we began to secure the advertising media resources on television channels has been one of the primary drivers for the increase in our total revenues.

We also work with television channels that we have secured under our media investment management business to help enhance the attractiveness of their programs, expand their viewer base and achieve higher ratings. We do not receive any direct compensation for providing these services to the television stations, but we believe that our efforts may help increase the price that we can charge for selling our advertising media resources under our media investment business.

Our branding and identity services business provide our advertising clients with creative design, development and production of advertisements and marketing consulting services. We derive our branding and identity revenues primarily from the production fees we charge our clients to produce advertisements or from the monthly retainer fees we charge for providing consulting services to help manage the overall advertising strategy of our clients.

As we believe that our clients have served as one of our primary growth drivers, we have focused on providing a broad range of integrated advertising solutions to our clients. We have endeavored to capture a greater portion of the total advertising spending of each of our clients by forming long-term relationships with our clients and cross-selling other services and advertising media resources to our clients when we believe that we can further the advertising campaigns of our clients. Our diversified client base includes well-recognized brand names in China across many industries, such as China Telecom, PICC, Agricultural Bank of China, China CITIC Bank, Snowbeer, Yunnan Baiyao, C-Bons, Midea, Feihe, Povos, Nanpu Food and Chery Automobile. Our clients also include emerging domestic leading brands, such as Bosideng, Lolo and Suning Appliances, that have used our services to further build their brands nationally.

Our total revenues have increased significantly to US$192.4 million in 2010 from US$106.0 million in 2009 and US$97.8 million in 2008.

Factors Affecting Our Results of Operations

Our business, results of operations and financial condition are significantly affected by a number of factors and trends, including:

Our ability to renew existing and enter into new exclusive agency arrangements to secure more advertising media resources on television channels

In connection with our media investment management business, we secure desirable advertising media resources consisting of advertising time and other advertising rights typically on an exclusive basis. By selling these coveted advertising media resources to advertisers directly, we can generate more business from our existing advertising clients and attract new advertising clients. We have focused our growth strategy on our media investment management business because this business provides us with the potential to generate substantial revenues from sales of our advertising media resources, which we have secured at predetermined costs. We currently have exclusive agency arrangements with respect to advertising rights on Shanghai Dragon Television, Tianjin Satellite Television and Hubei Provincial Economic TV. We have also secured all the advertising time during four CCTV programs. If, after expiration, we are unable to renew or enter into new exclusive agency arrangements with respect to advertising rights on attractive terms or at all, our growth strategy, results of operations, financial condition and business prospects would be materially and adversely affected. We will continue to explore and pursue opportunities to renew existing and enter into additional exclusive agency arrangements with other television channels and our ability to secure desirable advertising media resources will affect our results of operations.

Our ability to sell our advertising media resources we secure under our exclusive agency arrangements at favorable prices

Under our media investment management business, we sell advertising media resources that we have secured. As part of the exclusive agency arrangements, we also provide advice to television channels in order to improve the attractiveness of the programs broadcasted on these television channels, maximize the viewer base and increase average ratings, which will help increase the demand for the advertising media resources and consequently allow us to increase our revenues, our ability to generate sufficient revenues from the sale of these advertising media resources to cover the costs of acquiring such advertising media resources will affect our results of operations. We plan to leverage our high-quality client base in selling the advertising media resources that we have secured, and our ability to cross-sell such advertising time and rights will affect our media investment management revenues. Our ability to maximize the sales revenues for the advertising media resources that we secure will affect our future results of operations.

Our ability to respond to changes in sales methods of CCTV and other media platforms

In general, our advertising agency business receives commissions that are calculated as a percentage of the total advertising spending successfully placed by us for our advertising clients. Part of our advertising agency business specializes in securing prime-time advertising time on CCTV through its annual public auction. Media platforms such as television channels, including CCTV, may change their sales methods at any time as they wish and without prior notice to us. If CCTV introduces new sales methods that are materially different from the methods it is currently using, we may lose our competitive advantage for CCTV’s advertising time. Our ability to adapt to future trends to continue to place advertisements on media platforms for our clients and secure exclusive advertising rights will affect our business prospects, results of operations and financial condition.

The commission rates from our advertising clients and the sales commission rates from media platforms

The level of competition in the advertising industry in China has increased substantially in recent years as many domestic and international advertising service providers have commenced or expanded operations in the PRC advertising market, which could affect the commissions we receive from our advertising clients. However, the average sales commission rates from the television channels have increased during recent years slightly due to competition among television channels but we cannot ascertain whether this trend will continue and whether this trend will be applicable for other media platforms. We plan to continue our strategy of maintaining our strong position with respect to CCTV’s prime-time advertising time. We believe that our successful track record and future performance in securing coveted advertising time on CCTV will help us further enhance our brand name and expand our blue-chip client base of Chinese advertisers, which may help maintain our commission rates and performance bonuses. The future trends of our commission rates from our advertising clients and sales commissions rates from media platforms will affect our business prospects and future results of operations.

Other factors

Our gross margin may fluctuate depending on the new advertising media assets that we acquire and the ramping up of business by our sales teams for such new media assets. Generally, our gross margins may be depressed in the initial year in which we acquire new advertising media assets because of the time taken to ramp up the business, this may be set off by other media assets for which the business has already been ramped up and are operating at increased gross margins. For example, in 2010, our business relating to the Tianjin Satellite Television exclusive agency arrangement was sufficiently ramped up in its initial year of operations in 2009 and contributed towards our increased gross margins in 2010. However, with our acquisitions of new media assets such as our exclusive agency arrangement with Hubei Provincial Economic TV in 2011, we expect that our gross margins may decrease in 2011.

Demand for our services and, as a result, growth in our revenues are driven by overall advertising spending in China, which is influenced by the pace of overall economic growth. We expect that the overall economic growth in China will contribute to an increase in advertising spending by international and domestic brand names looking to reach a growing consumer market. The global financial crisis and economic downturn in 2008 and 2009 adversely affected economies and businesses around the world, including those in China. We believe that, as the Chinese economy recovers from the adverse effects of the global financial crisis, advertising spending will increase in both urban areas and smaller cities in China. However, if the global or Chinese economy does not fully recover from the recent financial crisis or another economic downturn occurs, our business, results of operations and financial condition could continue to be materially and adversely affected. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — The global financial crisis and economic downturn of 2008 and 2009 have had, and may continue to have, a material adverse effect on our business, results of operations and financial condition.”

Aside from fluctuations in the level of advertising spending resulting from changes in the overall economic and market conditions in China, our revenues are affected by seasonal fluctuations in consumer spending that also affect the level of advertising spending over time in China. The first and second quarters of each year are expected to be slower seasons for the Chinese advertising industry in general. As a result, our quarterly results of operations may fluctuate significantly from period to period.

In January 2010, we formed a consolidated joint venture with international 4A advertising group Aegis Media to operate its brand “Vizeum” in China. Prior to the establishment of the consolidated joint venture, Beijing Vizeum Advertising Co., Ltd. primarily served international customers such as Nikon, Carlsberg and Mango, while our existing businesses primarily focused on providing advertising services to blue-chip Chinese companies. As part of the global network of Vizeum, our consolidated joint venture provides a platform for us to expand our services to domestic clients that value the services and expertise of international 4A advertising agencies and serves as a gateway for our domestic clients seeking to advertise internationally, which enables us to further customize our strategies to address the differing needs of clients. As a result, we believe that our consolidated joint venture complements our existing businesses and provides us with an enhanced service platform that enables us to attract new advertising clients and expand our customer base. For example, the joint venture recently successfully pitched for a full media account with TOTO, a Japanese company that produces bathroom fixtures. The consolidated joint venture also worked with Xtep, a Chinese shoe manufacturer, to design a successful interactive outdoor campaign during the World Cup.

In October 2010, we entered into an agreement to establish a joint venture with Wasu Digital Group, or Wasu, China’s largest operator and digital content provider for cable TV, 3G mobile TV and broadband TV and a supplier of IPTV services. The joint venture is expected to be 49% owned by us and 51% owned by Wasu and will have the right to operate all advertising-related businesses across Wasu’s three-network platform of IPTV, 3G mobile TV and broadband TV for 20 years. The joint venture will seek to develop and set the advertising industry standards on these new advertising media platforms, including the development of advertising products, product pricing, sales strategy, promotional materials as well as the development of advertising sales and agency policies.

In addition to the factors discussed above, our reported results are also affected by the fluctuations in the value of the Renminbi against the U.S. dollar because our reporting currency is the U.S. dollar while the functional currency of our subsidiaries and variable interest entities in China, which operate substantially all of our business, is the Renminbi. In 2008 and 2009, the Renminbi appreciated against the U.S. dollar by approximately 6.5%, while in 2009, the Renminbi depreciated against the U.S. dollar by approximately 0.1% and in 2010, the Renminbi appreciated against the U.S. dollar by approximately 3.3%. The fluctuation of the Renminbi against the U.S. dollar contributed to the fluctuation in our net income reported in U.S. dollar terms in 2008, 2009 and 2010, respectively. For additional information relating to the fluctuations in the value of the Renminbi against the U.S. dollar, see “Item 3. Key Information — A. Selected Financial Data — Currency Translation and Exchange,” “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations” and “Item 11. Quantitative and Qualitative Disclosure About Market Risk — Foreign Exchange Risk.”

Description of Revenue and Cost Items

Revenues

We generated revenues of US$97.8 million, US$106.0 million and US$192.4 million in 2008, 2009 and 2010, respectively. We derive revenues from our three operating segments: media investment management, advertising agency and branding and identity services. The following table sets forth a breakdown of our revenues by our three operating segments:

	For the Year Ended December 31,
	2008		2009		2010
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	(US$ in thousands, except percentages)

Revenues:
Media investment management	79,266	81.0%	87,275	82.3%	162,623	84.5%
Advertising agency	13,592	13.9%	15,301	14.4%	24,776	12.9%
Branding and identity services	4,956	5.1%	3,466	3.3%	5,002	2.6%

Total revenues	97,814	100.0%	106,042	100.0%	192,401	100.0%

Media Investment Management. Our media investment management revenues increased to US$162.6 million in 2010 from US$87.3 million in 2009 and US$79.3 million in 2008. Under our media investment business, we enter into agreements to secure all or a portion of the advertising time and other advertising rights, which include soft advertising such as sponsorship on television channels, specific television programs, special television events and other media platforms. We derive our media investment management business revenues from the sale of advertising time and other advertising rights that we have secured pursuant to these agreements to advertisers directly or through their agencies. We account for media investment management business revenues and related costs on a gross basis. As we plan to explore and secure additional advertising media resources in China pursuant to exclusive agency arrangements, we expect our media investment management business revenues to continue increasing in the near future and accounting for a large portion of our total revenues.

Advertising Agency. Our advertising agency revenues increased to US$24.8 million in 2010 from US$15.3 million in 2009 and US$13.6 million in 2008. We derive our advertising agency revenues from representing advertising clients to place their advertisements on media platforms, primarily television channels. We account for advertising agency revenues on a net basis. In general, we receive commissions which are calculated as a percentage of the total advertising spending placed by us for our advertising clients. We also receive sales commissions from the media platforms calculated as a percentage of the total advertising spending that we place on the media platforms on behalf of our advertising clients. While we receive sales commissions from the media platforms where we place advertisements on behalf of our clients, CCTV has historically accounted for the vast majority of the sales commissions that we have received. In addition to the sales commissions, CCTV also pays a performance bonus to advertising agencies that qualify as one of its top ten advertising agencies for a calendar year. CCTV ranks the top ten advertising agencies based primarily on the aggregate value of advertisements placed on CCTV channels.

We received sales commissions and performance bonuses from CCTV in each of 2008, 2009 and 2010. In the aggregate, the sales commissions and bonuses from CCTV accounted for approximately 3.3%, 5.5% and 4.3% of our total revenues in 2008, 2009 and 2010, respectively. However, CCTV and some other television stations have sole discretion in setting and adjusting the future amount of the sales commissions and performance bonuses they pay to advertising agencies at any time. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Our CCTV-related business has been, and is expected to continue to be, critical to our business and financial performance. Failure to maintain our relationship with CCTV would continue to materially and adversely affect our business, results of operations, financial condition and prospects.”

We expect our advertising agency revenues to increase as we expand our agency business, but we anticipate our advertising agency revenues to decrease as a percentage of our total revenues because our media investment management business is expected to grow at a faster pace than our advertising agency business.

Branding and Identity Services. Our branding and identity revenues amounted to US$5.0 million in 2010 compared to US$3.5 million in 2009 and US$5.0 million in 2008. We derive our branding and identity services revenues from providing creative design and production management services for the development of an advertisement. We account for the total amount of payments we receive from advertising clients for such services we provide to them as our branding and identity services revenues.

Cost of Revenues

Our total cost of revenues amounted to US$68.1 million, US$72.2 million and US$123.8 million in 2008, 2009 and 2010, respectively. We account for our cost of revenues separately for our three operating segments. The following table sets forth a breakdown of our cost of revenues by our three operating segments for the periods indicated:

	For the Year Ended December 31,
	2008		2009		2010
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	(US$ in thousands, except percentages)

Cost of revenues:
Media investment management	63,443	64.9%	68,538	64.6%	118,224	61.4%
Advertising agency	1,769	1.8%	2,057	1.9%	2,867	1.5%
Branding and identity services	2,860	2.9%	1,568	1.5%	2,715	1.4%

Total cost of revenues	68,072	69.6%	72,163	68.0%	123,806	64.3%

Media Investment Management. The cost of revenues for our media investment management business increased from US$63.4 million in 2008 to US$68.5 million in 2009 and US$118.2 million in 2010. For our media investment management business, we enter into exclusive advertising agency agreements to secure all or a portion of the advertising time and other advertising rights on various media platforms, including television channels, specific television programs and special events. Our cost of revenues for our media investment management business primarily consists of the media costs that we must pay to secure the advertising time and other advertising rights under the exclusive agency arrangements and related business taxes and surcharges. Pursuant to our strategy to secure significant television advertising media resources in China by entering into exclusive agency arrangements with media platforms, we have entered into exclusive agency arrangements to secure a portion or all of the advertising time and other advertising rights on Shanghai Dragon Television, Tianjin Satellite Television, and four CCTV programs in 2010, and additionally for 2011, we have entered into exclusive agency arrangements with Hubei Provincial Economic TV and Beijing Gehua Cable Network. As a result, we expect our cost of revenues for our media investment management business to account for a large portion of our total cost of revenues.

Advertising Agency. The cost of revenues for our advertising agency business increased from US$1.8 million in 2008 to US$2.1 million in 2009 and US$2.9 million in 2010. The cost of revenues for our advertising agency business primarily consists of salaries and benefits for our advertising agency professionals and related business taxes and surcharges. We account for our advertising agency revenues on a net basis. Accordingly, our cost of revenues for our advertising agency business has remained a relatively small percentage of our advertising agency revenues. While we expect our advertising agency revenues to increase in the near future, we anticipate that our cost of revenues for this business segment will remain relatively small as a percentage of our total cost of revenues.

Branding and Identity Services. The cost of revenues for our branding and identity services business decreased from US$2.9 million in 2008 to US$1.6 million in 2009 and increased to US$2.7 million in 2010. The cost of revenues for our branding and identity services business primarily consists of the production costs for the advertisements that we design and related business taxes and surcharges. It also includes the costs of salaries and benefits for our branding and identity professionals. The amount of the cost of our revenues for our branding and identity services tracked the corresponding increase and decrease in revenues from our branding and industry services.

Business taxes and surcharges include the 5.0% business tax and 3.5% surcharges that our PRC subsidiaries and variable interest entities must pay for revenues earned from services provided in China. Business taxes and surcharges are levied on our revenues net of our media costs. We incurred business taxes and surcharges in connection with the business operations of our variable interest entities in China in 2008, 2009 and 2010. Starting in March 2008, as a result of the establishment of the contractual arrangements between Nanning Jetlong, our wholly owned PRC subsidiary, and our variable interest entities, we also incurred business taxes and surcharges on fees paid by our variable interest entities to Nanning Jetlong under these contractual arrangements. The purpose of these contractual arrangements is to allow Nanning Jetlong to receive substantially all of the economic benefits from the variable interest entities, which led to the levy of the business taxes and surcharges.

Gross Profit

The following table sets forth our gross profit by our operating segments for the periods indicated.

	For the Year Ended December 31,
	2008	2009	2010
	(US$ in thousands, except percentages)
Gross profit:
Media investment management	15,823	18,737	44,399
Advertising agency	11,823	13,244	21,909
Branding and identity services	2,096	1,898	2,287

Total gross profit	29,742	33,879	68,595

Our gross profit increased to US$68.6 million in 2010 from US$33.9 million in 2009 and US$29.7 million in 2008.

Media Investment Management. The gross profit from our media investment management business increased from 2008 to 2009, and significantly from 2009 to 2010, primarily as a result of the addition of media resources in 2010. We expect our gross profit from our media investment management business to increase in future periods as we continue to expand the amount of advertising media resources secured under exclusive agency arrangements.

Advertising Agency Business. The gross profit from our advertising agency business increased from 2008 to 2009 and 2010 due to increases in our advertising agency revenues, which were driven by an increase in the total advertising spending for advertisements we placed for our clients. The gross profit from our advertising agency business may increase to the extent we continue to receive more clients and more engagements from our clients to place advertisements on a variety of television stations and other advertising platforms and these engagements lead to an overall increase in the total advertising spending placed by our clients.

Branding and Identity Services. The gross profit from our branding and identity services have fluctuated as a result of changes in revenue from branding and identity services. As a substantial portion of our cost of revenues for our branding and identity services is directly tied to the number and type of advertisements that we create and produce for our clients, our cost of revenues for our branding and identity services has also fluctuated together with revenues from our branding and identity services.

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses. The following table sets forth our operating expenses, divided into their major categories by amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2008		2009		2010
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	(US$ in thousands, except percentages)

Total revenues	97,814	100.0%	106,042	100.0%	192,401	100.0%
Gross profit	29,742	30.4%	33,879	32.0%	68,595	35.7%

Operating expenses:
Selling and marketing expenses	8,368	8.6%	10,979	10.4%	20,314	10.6%
General and administrative expenses	3,461	3.5%	5,560	5.2%	6,748	3.5%

Total operating expenses	11,829	12.1%	16,539	15.6%	27,062	14.1%

Selling and Marketing. Our selling and marketing expenses primarily consist of salaries and benefits for our sales staff, marketing and promotional expenses and business development expenses. We also account for the cost of procuring market research and data from third party industry sources as selling and marketing expenses because we routinely use such research and data in connection with our selling and marketing activities. Selling and marketing expenses accounted for approximately 8.6%, 10.4% and 10.6% of our total revenues in 2008, 2009 and 2010, respectively. We expect the amount of our selling and marketing expenses to increase as an absolute amount in the near future with the expansion of our business in general. However, we expect the amount of our selling and marketing expenses to remain stable as a percentage of our total revenues in the near future, as we expect the benefits of our economies of scale and increased total revenues from our continued growth to be largely offset by (i) the increase in our personnel related expenses to strengthen our service capabilities to offer integrated services, in particular, building a team of professionals to develop our Internet advertising agency business and (ii) the ramp-up of our consolidated joint venture with Aegis Media.

General and Administrative. Our general and administrative expenses primarily consist of salaries and benefits for management, accounting and administrative personnel, office rentals, depreciation of office equipment, professional service fees, maintenance and utilities. General and administrative expenses accounted for approximately 3.5%, 5.2% and 3.5% of our total revenues in 2008, 2009 and 2010, respectively. We expect our general and administrative expenses to increase as an absolute amount in the near future as we incur additional costs in connection with the expansion of our business in general and our operations as a publicly traded company, which include costs related to improving and maintaining our internal control over financial reporting and complying with our reporting obligations. However, we expect the amount of our general and administrative expenses to decrease as a percentage of our total revenues in the near future as we expect the benefits of our economies of scale and increased total revenues from our continued growth to only be partially offset by the increased expenses as of result of being a public company.

Inflation/Deflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2008, 2009 and 2010 were an increase of 5.9%, a decrease of 0.7% and an increase of 3.3%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands. Our intermediate holding company incorporated in the British Virgin Islands is not subject to income or capital gains taxes, or withholding taxes on dividend payments. No Hong Kong profits tax has been provided as the Group does not have assessable profits earned in or derived from Hong Kong for the years ended December 31, 2008, 2009 and 2010. Our subsidiaries incorporated in Hong Kong are not subject to capital gains taxes or withholding taxes on dividend payment under the current laws of Hong Kong.

Under the PRC EIT Law, which has been effective since January 1, 2008, and related implementing rules, dividends paid from our PRC subsidiaries are subject to a withholding tax at 10%. This new dividend withholding tax, however, will only be levied on our PRC subsidiaries in respect of profits earned in 2008 onwards. Profits distributed after January 1, 2008 but related to financial results generated in the year ended December 31, 2007 and prior years will not be subject to dividend withholding tax. The dividend withholding tax rate can be lower than 10% subject to tax treaties between China and foreign countries or regions.

Our subsidiaries and variable interest entities in China are subject to business taxes and related surcharges by various local tax authorities at a rate of 8.5% on our revenues net of our media costs.

Under the EIT law, PRC enterprises that were subject to a 33% enterprise income tax rate are subject to a 25% enterprise income tax rate commencing January 1, 2008.

Under the EIT Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory may be deemed by the PRC tax authorities as PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the detailed implementation rule of the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the business, personnel, accounts and assets of the enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. To our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of a company under the EIT Law. As a result, neither we nor our PRC counsel can be certain as to whether we will be subject to the tax applicable to resident enterprises or non-resident enterprises under the EIT Law. If we and our offshore holding companies are considered to be PRC resident enterprises, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. In such cases, however, there is no guarantee that the preferential treatments to PRC tax residents will automatically apply to us, such as the withholding tax exemption on dividends between PRC resident companies.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and net revenues and expenses. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue Recognition

Our revenues are derived from three operating segments: media investment management, advertising agency and branding and identity services.

Media Investment Management

We derive media investment management revenues from the sale of advertising time or other advertising rights that we secure under our media investment management business. The revenues for these sales are recognized when the related advertisement time or right is utilized by the client.

We evaluate our media investment management contracts to determine whether to recognize our revenues on a gross basis or net of the costs of obtaining the associated time slots from the television stations. Our determination is based upon an assessment as to whether we act as a principal or agent when providing our services. We have concluded that we act as principal in media investment management business. Factors that support our conclusion mainly include:

•

we secure the advertising media resources from the media platforms, including television channels and, as a result, we bear the risk of ownership and are exposed to the risk that we may not be able to sell the purchased resources;

•	we are able to establish the prices charged to our customers; and

•

we are obligated to pay the media platforms, including television stations regardless of the collection from the advertising customers, and, as a result, we bear the delivery and billing risks for the revenues generated with respect to our services.

Based on these factors, we believe that recognizing revenues from media investment management business on a gross basis is appropriate.

Advertising Agency

Advertising agency revenues are derived from commissions received for assisting advertising clients in obtaining advertisement time on media platforms, including primarily television stations. In general, the commission received is based on a percentage of the cost of the advertising time purchased by the client. In many cases, the client pays the media owner for the advertising resource through the Group, however the Group acts as an agent for the client for these transactions, and accordingly, the revenue from these transactions is recognized on a net basis. The commission revenue is recognized when the related advertisement resource is utilized by the client.

We evaluate our advertising agency contracts to determine whether to recognize our revenues on a gross basis or net of the costs of obtaining the associated time slots from the media platforms, including primarily television stations. Our determination is based upon an assessment as to whether we act as a principal or agent when providing our services. We have concluded that we act as an agent in advertising agency business. Factors that support our conclusion mainly include:

•	we are not the primary obligor in the related arrangements;

•	we place orders on behalf of the advertising customers, and, as a result, we do not have general inventory risk;

•	we are not able to independently establish prices charged to the advertising customers because such prices are established and negotiated on the basis of the amount charged by the media platforms;

•	we cannot change the specifications of the services we will be rendering; and

•	we are not able to control the selection of our content suppliers.

Based on these factors, we believe that recognizing revenues from our advertising agency business on a net basis is appropriate.

The Group also receives performance-based sales commissions from the media platforms, equal to a percentage of the purchase price for qualifying advertising resource purchased and utilized by advertising clients the Group represents. The amount of the additional commissions earned may be subject to adjustment based on various performance factors. Revenue is accrued and recognized when the amounts of the additional commissions are probable and reasonably estimable. These estimations are based on our past experience and various performance factors set by the media platforms. Actual amounts of commissions that we will receive from the media platforms could differ from our estimations. Historically, the adjustments to our estimations for the actual amounts of commissions have not been material.

Branding and Identity Services

We derive branding and identity services revenues by providing creative design and production management services for the development of advertisements and marketing consulting services. These types of revenues do not involve significant estimates and judgment.

Non-Monetary Transactions

We recognize revenues from non-monetary transactions in which we exchange advertising time slots for equity interests based on the estimated fair value of those equity securities received for services rendered since the fair values of non-marketable equity securities are more readily determinable. Determination of the fair value of those equity securities involves judgment concerning such factors as weighted average cost of capital, or WACC, growth rate, marketability discount and significant adverse effect on the fair value of the investments. Some of the factors require our significant judgment, while, for others, we typically refer to industry benchmarks. Results could differ significantly with different levels of assumptions or factors.

Impairment on Investments in Non-Marketable Securities

We periodically review the investments for other-than-temporary impairment. Determination of whether the impairment is other-than-temporary and measurement of an impairment loss involve management’s judgment on a number of factors. These factors include, but not limited to, determination of fair value of the investment, as discussed above, and whether the impairment is either temporary or other-than-temporary, which involves judgment as to the severity and duration of the decline below fair value. During the year ended December 31, 2010, an other-than-temporary impairment of US$1.8 million for the investments in non-marketable securities was recognized.

Allowance for Doubtful Accounts

We regularly evaluate the collectability of our accounts receivable. We maintain allowances for doubtful accounts when we believe there is a risk to the collectability of accounts receivable. We review the aging analysis of accounts receivable and make an assessment of the collectability of specific customer accounts, including evaluating the credit worthiness and financial condition of our customers and considering our historical experience with bad debts. Actual collections of the accounts receivable could differ significantly from the original estimates. In 2010, we wrote off accounts receivable allowances of US$2.2 million. Allowance for doubtful accounts as of December 31, 2010 was nil.

Taxation

Uncertainties exist with respect to how the PRC’s EIT Law applies to our overall operations and, more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered to be residents for PRC income tax purposes if their place of effective management or control is within the PRC. The implementation rules under the EIT Law provide that non–resident legal entities will be considered to be PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting or properties, among others, occur within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, for the purposes of preparing our financial statements, we have assumed that our legal entities organized outside of the PRC will not be treated as residents for purpose of the EIT Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, our results of operations could be materially and adversely affected.

Share-Based Compensation

Our share–based payment transactions with directors, employees and consultants are measured based on the grant date fair value of the equity instrument we issued and recognized as compensation expense over the requisite service period based on a graded vesting attribution method, with a corresponding impact reflected in additional paid–in capital.

In 2008 and 2009, we granted options to purchase our ordinary shares to our directors, employees and consultants. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors, Supervisors and Executive Officers — 2008 Share Incentive Plan.”

The table below sets forth certain information concerning options granted to our directors, employees and consultants, prior to our initial public offering in May 2010, on the dates indicated.

Grant Date	Number of Ordinary Shares Underlying Options Granted	Option Exercise Price Per Share (US$/Share)	Fair Value of Options at Date of Grant (US$/Share)	Fair value of ordinary shares (US$/Share)	Type of Valuation
April 8, 2008	6,162,300	1.00	1.43-1.51	2.35	Contemporaneous
July 7, 2008	750,000	3.15	1.19-1.31	3.35	Contemporaneous
September 2, 2008	136,000	3.15	1.26	3.29	Contemporaneous
January 15, 2009	750,000	3.15	0.66	2.02	Contemporaneous
November 1, 2009	1,078,000	3.40	1.82-1.91	4.00	(1)
April 9, 2010	730,000	3.40	2.62-2.70	5.00	(2)

(1)	The fair value of ordinary shares was determined based on an arm’s length transaction in which we issued ordinary shares to a third party for cash.
(2)	The fair value of ordinary shares was determined based on the midpoint of the estimated initial public offering price range set forth on the cover of the preliminary prospectus for our initial public offering dated April 16, 2010.

Also in November 2010 the Company granted 460,000 restricted shares to employees and consultants. These grants were based upon the market price of our ADSs which were listed on the Nasdaq Global Market in May 2010.

In determining the fair value of our stock options as of April 8, 2008, July 7, 2008, September 2, 2008 and January 15, 2009, we relied on a valuation report prepared by American Appraisal China Limited, or AAC, an independent third–party appraisal firm, based on data we provided. The management determined the fair value of the options to purchase our ordinary shares by using the Black-Scholes option pricing model.

The assumptions used to determine the fair value of the options at the relevant grant dates were as follows:

	2008	2009	2010 (Prior to our initial public offering in May 2010)

Risk-free interest rate	2.76% ~ 4.64%	2.24% ~ 3.6%	2.08%~2.56%
Expected dividend yield	0%	0%	0%
Expected volatility	0.419 ~ 0.52	0.540-0.607	0.546~0.580
Expected term (in years)	1.50 ~ 3.58	2.75-3.74 years	3.02~3.58
Fair value of ordinary share	US$2.35~US$3.35	US$2.02~US$4.00	US$5.00

As we did not have historical share option exercise experience, we estimated the expected term based on vesting term of the awards, estimated post vesting termination behavior and exercise behavior of employees in comparable companies. The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options. The risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options. The dividend yield was estimated based on its expected dividend policy over the expected term of the options. We are required to estimate forfeitures at the time of grant and record share–based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from these estimates, we may need to revise those estimates used in subsequent periods.

If factors change and we employ different assumptions for estimating share–based compensation expenses in future periods or if we decide to use a different valuation model, our share–based compensation in future periods may differ significantly from what we have recorded in prior periods and could materially affect our operating income, net income and net income per share.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, which are characteristics not present in our option grants. Existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair value of our share-based compensation. Consequently, there is a risk that our estimates of the fair values of our share-based compensation awards on the grant dates may be significantly different from the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based compensation awards, such as employee share options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair value originally estimated on the grant date and reported in our financial statements. Alternatively, values that are significantly higher than fair values originally estimated on the grant date and reported in our financial statements may be realized from these instruments.

There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values.

A further input into the Black-Sholes model is the fair value of our ordinary shares at the date of the grant. Prior to our initial public offering in May 2010, as a private company with no quoted market in our ordinary shares we needed to estimate the fair value of our ordinary shares at the relevant grant dates. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of each grant.

In determining the fair values of our ordinary shares as of each option grant date other than November 1, 2009, a combination of (i) the discounted cash flow, or DCF, method of the income approach and (ii) the market approach was used. We believed that both the DCF method and the market approach are appropriate in appraising our equity value, and did not believe that one approach is more appropriate than the other. Therefore, equal weighting was assigned to the market approach and the income approach.

For the income approach, we utilized DCF analysis based on our projected cash flow and our management’s best estimation as of the valuation dates. The projected cash flow and estimation include, among other things, analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The assumptions used in deriving the fair value of our ordinary shares are consistent with our business plan. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in China; our ability to recruit and retain competent management, key personnel and technical staff to support our ongoing operation; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain and subjective. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates which had been determined to be 19%, 18%, 17.5% and 17.5% as of April 8, 2008, July 7, 2008, September 2, 2008 and January 15, 2009, respectively. The discount rate were based on estimated market required rate of return for investing in our company, which were derived by using the Capital Asset Pricing Model, a method that market participants commonly use to price securities. The change in WACC was the combined result of the changes in the risk–free rate, industry–average correlated relative volatility coefficient beta, equity risk premium, size of our company, scale of our business and our ability in achieving forecast projections.

For the market approach, we considered the market profile and performance of twelve guideline companies engaged in advertising industry and used such information to derive market multiples. We then calculated the following two multiples for the guideline companies, enterprise value to sales multiple, or EV/ Sales, and enterprise value to earnings before interest and tax, or EV/ EBIT. Due to the different growth rates, profit margins and risk levels between us and the guideline companies, we made price multiple adjustments. Discount for lack of marketability, or DLOM, was also applied to reflect the fact that there is no ready public market for our shares as we are a closely held private company. When determining the discount for lack of marketability, the Black Scholes option model was used. Under the option–pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. Based on the analysis, DLOM of 16%, 15%, 15% and 15% was used for valuation of our ordinary shares, as of April 8, 2008, July 7, 2008, September 2, 2008 and January 15, 2009, respectively. The option–pricing method was used to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the American Institute Certified Public Accounts (AICPA) Audit and Accounting Practice Aid on Valuation of Privately–Held–Company Equity Securities Issued as Compensation, or the Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. The volatility of our shares was estimated based on historical volatility of comparable listed companies’ shares. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

Results of Operations

Selected Consolidated Financial Information

The following table sets forth selected consolidated operating income information for the relevant periods:

	For the Year Ended December 31,
	2008		2009		2010
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	(US$ in thousands, except share and per share data and percentages)

Revenues:
Media investment management	79,266	81.0%	87,275	82.3%	162,623	84.5%
Advertising agency	13,592	13.9%	15,301	14.4%	24,776	12.9%
Branding and identity services	4,956	5.1%	3,466	3.3%	5,002	2.6%

Total revenues	97,814	100%	106,042	100.0%	192,401	100.0%
Cost of revenues:
Media investment management	63,443	64.9%	68,538	64.6%	118,224	61.4%
Advertising agency	1,769	1.8%	2,057	1.9%	2,867	1.5%
Branding and identity services	2,860	2.9%	1,568	1.5%	2,715	1.4%

Total cost of revenues	68,072	69.6%	72,163	68.0%	123,806	64.3%

Gross profit	29,742	30.4%	33,879	32.0%	68,595	35.7%

Selling and marketing expenses	8,368	8.6%	10,979	10.4%	20,314	10.6%
General and administrative expenses	3,461	3.5%	5,560	5.2%	6,748	3.5%

Total operating expenses	11,829	12.1%	16,539	15.6%	27,062	14.1%

Operating profit	17,913	18.3%	17,340	16.4%	41,533	21.6%

Interest income	665	0.7%	575	0.5%	1,255	0.7%
Interest expense	—	—	—	—	(488)	(0.3)%
Impairment on investments in non-marketable equity securities	—	—	(1,940)	(1.8%)	(1,810)	(0.9)%
Realized gain from sales of equity securities	111	0.1%	—	—	––	––
Other income	(27)	—	44	—	––	––

Income before income tax expense	18,662	19.1%	16,019	15.1%	40,490	21.0%
Income tax expense	275	0.3%	752	0.7%	1,998	1.0%

Net income	18,387	18.8%	15,267	14.4%	38,492	20.0%
Net income attributable to noncontrolling interest	—	—	—	—	525	0.3%
Net income attributable to Charm Communications Inc.	18,387	18.8%	15,267	14.4%	37,967	19.7%

Net income per share:
Basic	0.27		0.07		0.51
Diluted	0.27		0.07		0.49
Shares used in computation of net income per share:
Basic	50,000,000		50,000,000		70,483,686
Diluted	50,406,264		52,011,348		73,475,901
Net income per ADS:
Basic	0.54		0.14		1.02
Diluted	0.54		0.13		0.98
ADS used in computation of net income per share:
Basic	25,000,000		25,000,000		35,241,843
Diluted	25,203,132		26,005,674		36,737,951

Year Ended 2010 Compared to Year Ended 2009

Total Revenues. Our total revenues increased by 81.4% to US$192.4 million in 2010 from US$106.0 million in 2009.

•

Our media investment management revenues increased by 86.3% to US$162.6 million in 2010 from US$87.3 million in 2009 primarily due to our continued efforts and success in securing additional attractive advertising media resources, such as entry into exclusive agency arrangements for four CCTV programs, and cross-selling such media assets to our clients. Our media investment management revenues also increased as a result of regular price increases of the media assets sold to our clients. In addition, we experienced increased revenue due to higher client demand and resultant price increases from our exclusive agency arrangement with Tianjin Satellite Television, as a result of the ramping up of the business from its initial year in 2009, and with Shanghai Dragon Television, as a result of the World Expo 2010 in Shanghai.

•

Our advertising agency revenues increased by 61.9% to US$24.8 million in 2010 from US$15.3 million in 2009, primarily due to the increase in the number of new clients and, to a lesser extent, the increase in advertising spending from existing clients. We also attribute the increase in revenues from our advertising agency business to the increase in the total volume of advertisements we placed on behalf of our clients. The increase in the total volume of advertisements is mainly due to our expansion into non-CCTV television channels, such as Shenzhen Satellite Television and Liaoning Satellite Television, and new media such as the Internet in 2010.

•

Our branding and identity services revenues increased by 44.3% to US$5.0 million in 2010 from US$3.5 million in 2009 primarily due to the increase of clients’ demand for our branding and identity service. In particular, we created and produced more advertising campaigns for our clients in 2010 than in 2009.

Cost of Revenues. Our cost of revenues increased by 71.6% to US$123.8 million in 2010 from US$72.2 million in 2009.

•

Our cost of revenues for our media investment management business increased by 72.5% to US$118.2 million in 2010 from US$68.5 million in 2009, primarily due to an increase in the cost of advertising media assets that we have secured under our exclusive agency arrangements. In particular, the cost of securing the advertising media resources increased from 2009 to 2010 mainly due to the addition of costs for new CCTV programs, which we secured in 2010, and the increase in the cost of the Tianjin Satellite Television and Shanghai Dragon Television exclusive agency agreements, which are renegotiated each year. We also attribute the increase in cost of revenues from our media investment management business from 2009 to 2010 partially due to two refunds to us from media platforms of US$3.7 million and US$1.0 million that were deducted from the cost of revenues in 2009.

•

Our cost of revenues for our advertising agency business increased by 39.4% to US$2.9 million in 2010 from US$2.1 million in 2009. The increase in the cost of our revenues for our advertising agency business is primarily due to an increase in business tax and surcharges as a result of increase in advertising agency revenue.

•

Our cost of revenues for our branding and identity services business increased by 73.2% to US$2.7 million in 2010 from US$1.6 million in 2009 primarily due to the fact that we produced more advertisements for our clients in 2010, and as a result, the corresponding production costs increased during this period.

Gross Profit. As a result of the foregoing, our overall gross profit increased by 102.5% to US$68.6 million in 2010 from US$33.9 million in 2009. Our gross margin increased to 35.7% in 2010 from 32.0% in 2009.

•

Our media investment management business generated a gross profit of US$44.4 million in 2010, representing a gross margin of 27.3%, and US$18.7 million in 2009, representing a gross margin of 21.5%. Since we account for our media investment management revenues on a gross basis, we realize a lower gross margin from this business compared to our advertising agency business. The gross margin for our media investment management business increased in 2010 primarily due the fact that our business relating to the Tianjin Satellite Television exclusive agency arrangement was sufficiently ramped up in its initial year of operations in 2009 and began contributing towards our increased gross margin in 2010. We expect that with our acquisition of new media assets such as our exclusive agency arrangement with Hubei Provincial Economic TV in 2011, our gross margins may decrease in 2011 as a result.

•

Our advertising agency business generated a gross profit of US$21.9 million in 2010, representing a gross margin of 88.4%, and US$13.2 million in 2009, representing a gross margin of 86.6%. Since we account for our advertising agency revenues on a net basis, we realize a higher gross margin for this business than our other businesses.

•	Our branding and identity business generated a gross profit of US$2.3 million in 2010, representing a gross margin of 45.7%, and US$1.9 million in 2009, representing a gross margin of 54.8%.

Operating Expenses. Our operating expenses increased significantly by 63.6% to US$27.1 million in 2010 from US$16.5 million in 2009.

•

Our selling and marketing expenses increased significantly by 85.0% to US$20.3 million in 2010 from US$11.0 million in 2009 primarily due to an increase in headcount engaged in selling and marketing activities, which led to increases in cash compensation expenses, share-based compensation expenses, office rental expenses and miscellaneous office expenses. The increase in headcount was primarily due to the expansion of our non-CCTV television channel and new media teams.

•

Our general and administrative expenses increased significantly by 21.4% to US$6.7 million in 2010 from US$5.6 million in 2009, primarily as a result of an increase in the headcount of our management and administrative staff and other related expenses as we expanded our operations and became a listed company.

Operating Profit. As a result of the foregoing, our operating profit increased by 139.5% to US$41.5 million in 2010 from US$17.3 million in 2009.

Interest Income. Our interest income increased by 118.3% to US$1.3 million in 2010 from US$0.6 million in 2009 primarily because our average cash balance was higher in 2010 than in 2009.

Impairment on Investments in Non-marketable Equity Securities. In 2010, we recognized an impairment on investments in non-marketable equity securities of US$1.8 million, compared to US$1.9 million in 2009. The impairment charges related to our investments in equity securities in two PRC cost-method investees, which we acquired in 2008 as a result of our entry into non-monetary transactions whereby we exchanged advertising time slots on one of our exclusive television channels for non-marketable equity securities in the two entities. See “— Liquidity and Capital Resources — Non-Monetary Transactions” below.

Net Income. As a result of the foregoing, our net income increased by 152.1% to US$38.5 million in 2010 from US$15.3 million in 2009.

Net Income attributable to noncontrolling interest. In 2010, our net income attributable to noncontrolling interest was US$0.5 million compared to nil in 2009.

Net Income attributable to Charm Communications Inc. As a result of the foregoing, our net income attributable to Charm Communications Inc. increased by 148.7% to US$38.0 million in 2010 from US$15.3 million in 2009.

Year Ended 2009 Compared to Year Ended 2008

Total Revenues. Our total revenues increased by 8.4% to US$106.0 million in 2009 from US$97.8 million in 2008. The increase in the revenues from our media investment management and advertising agency business was partially offset by a decrease in our branding and identity services revenues.

•

Our media investment management revenues increased by 10.1% to US$87.3 million in 2009 from US$79.3 million in 2008 primarily due to our continued efforts to secure attractive advertising media resources and cross-sell such media assets to our clients. In particular, the amount of advertising media assets that we secured on satellite television stations increased in 2009 as we entered into exclusive agency arrangements with Tianjin Satellite Television. The revenues from our exclusive agency arrangement with Tianjin Satellite Television were partially offset by the decrease in revenues from our exclusive agency arrangement with Shanghai Dragon Television, which was due to a decrease in purchases of advertising time and other advertising rights as a result of our shift in focus on selling such advertising time and rights allocated to domestic clients. In particular, revenues from our exclusive agency arrangement with Shanghai Dragon Television decreased by 29.6% from 2008 to 2009, while our exclusive agency arrangement with Tianjin Satellite Television commenced in 2009 and therefore did not generate any revenues in 2008. Our prior exclusive agency arrangement with Hubei Satellite Television, which had an original three-year term expiring at the end of 2010, was terminated in February 2009 without penalty. In respect of Hubei Satellite Television, we did not recognize any revenues in 2008 and recognized less than US$0.2 million of revenue in 2009. Therefore, the termination of our exclusive agency arrangement with Hubei Satellite Television did not have a material effect on our results of operations.

•

Our advertising agency revenues increased by 12.6% to US$15.3 million in 2009 from US$13.6 million in 2008, primarily due to the increase in the average value of advertisements we placed on behalf of our advertising clients and, to a lesser extent, the increase in the volume of advertisements we placed. We also attribute the increase in revenues from our advertising agency business to a slight general increase in the commissions that we receive from television stations and clients for the placement of advertisements. Due to an increase in competition in 2009, there has been a slight increase in the average rebates and commissions from television stations in the PRC advertising industry, but we cannot ascertain whether this trend will continue.

•

Our branding and identity services revenues decreased by 30.1% to US$3.5 million in 2009 from US$5.0 million in 2008 primarily due to the general decline in the overall economy in China as a result of the global financial crisis. We believe that such decline adversely impacted the budget of our clients allocated to the creation of the advertisements. In particular, we created and produced fewer advertising campaigns for our clients in 2009 than in 2008.

Cost of Revenues. Our cost of revenues increased by 6.0% to US$72.2 million in 2009 from US$68.1 million in 2008.

•

Our cost of revenues for our media investment management business increased by 8.0% to US$68.5 million in 2009 from US$63.4 million in 2008, primarily due to an increase in the cost of advertising media assets that we have secured under our exclusive agency arrangements. In particular, the cost of securing the advertising media resources increased from 2008 to 2009, which more than offset a refund of US$3.7 million in connection with advertising time slots withdrawn from Shanghai Dragon Television due to the Sichuan earthquake in May 2008, which was recorded as a reduction in costs of revenues in 2009. We also secured advertising time on another satellite television station, Tianjin Satellite Television, under an exclusive agency arrangement. Our cost of securing advertising time on Shanghai Dragon Television decreased by 37.7% from 2008 to 2009 because we purchased less advertising time and other advertising rights from Shanghai Dragon Television as a result of our shift in focus on selling such advertising time and rights allocated to domestic clients, while our exclusive agency arrangement with Tianjin Satellite Television commenced in 2009 and therefore did not incur any cost of revenues in 2008.

•

Our cost of revenues for our advertising agency business increased by 16.3% to US$2.1 million in 2009 from US$1.8 million in 2008. The increase in the cost of our revenues for our advertising agency business is primarily due to an increase in salaries and benefits as a result of a general expansion in our advertising agency business team.

•

Our cost of revenues for our branding and identity services business decreased by 45.2% to US$1.6 million in 2009 from US$2.9 million in 2008 primarily due to the fact that we produced a fewer number of advertisements for our clients in 2009, and as a result, the corresponding production costs decreased during this period.

Gross Profit. As a result of the foregoing, our overall gross profit increased by 13.9% to US$33.9 million in 2009 from US$29.7 million in 2008. Our gross margin increased to 32.0% in 2009 from 30.4% in 2008.

•

Our media investment management business generated a gross profit of US$18.7 million in 2009, representing a gross margin of 21.5%, and US$15.8 million in 2008, representing a gross margin of 20.0%. Since we account for our media investment management revenues on a gross basis, we realize a lower gross margin from this business compared to our advertising agency business. The gross margin for our media investment management business increased in 2009 primarily because we recognized the refund of US$3.7 million in connection with advertising time slots withdrawn from Shanghai Dragon Television due to the Sichuan earthquake in May 2008, which was recorded as a reduction in cost of revenues in 2009.

•

Our advertising agency business generated a gross profit of US$13.2 million in 2009, representing a gross margin of 86.6%, and US$11.8 million in 2008, representing a gross margin of 87.0%. Since we account for our advertising agency revenues on a net basis, we realize a higher gross margin for this business than our other businesses.

•

Our branding and identity business generated a gross profit of US$1.9 million in 2009, representing a gross margin of 54.8%, and US$2.1 million in 2008, representing a gross margin of 42.3%. The increase in gross profit is primarily due to the fact that our cost of revenues decreased at a faster pace than the decrease in our revenues for our branding and identity services business. We produced a fewer number of advertisements for our clients in 2009.

Operating Expenses. Our operating expenses increased significantly by 39.8% to US$16.5 million in 2009 from US$11.8 million in 2008.

•

Our selling and marketing expenses increased significantly by 31.2% to US$11.0 million in 2009 from US$8.4 million in 2008 primarily due to an increase in employees engaged in selling and marketing activities, which led to increases in cash compensation expenses, share-based compensation expenses, office rental expenses and miscellaneous office expenses.

•

Our general and administrative expenses increased significantly by 60.6% to US$5.6 million in 2009 from US$3.5 million in 2008, primarily as a result of an allowance for doubtful accounts we recognized in the amount of US$1.2 million in 2009. The increase in general and administrative expenses was also attributable to an increase in the personnel cost of our management and administrative staff and related expenses as we expanded our operations. Moreover, our share-based compensation expense as a result of granting stock options to our general and administrative personnel was US$0.8 million in 2009, compared to US$0.5 million in 2008.

Operating Profit. As a result of the foregoing, our operating profit decreased by 3.2% to US$17.3 million in 2009 from US$17.9 million in 2008.

Interest Income. Our interest income decreased by 13.5% to US$0.6 million in 2009 from US$0.7 million in 2008 primarily because average cash balance was lower in 2009 than in 2008.

Impairment on Investments in Non-marketable Equity Securities. In 2009, we recognized an impairment on investments in non-marketable equity securities of US$1.9 million, compared to nil in 2008. The impairment charges in 2009 related to our investments in equity securities in two PRC cost-method investees, which we acquired in 2008 as a result of our entry into non-monetary transactions whereby we exchanged advertising time slots on one of our exclusive television channels for non-marketable equity securities in the two entities. See “— Liquidity and Capital Resources — Non-Monetary Transactions” below.

Net Income. As a result of the foregoing, our net income decreased by 17.0% to US$15.3 million in 2009 from US$18.4 million in 2008.

Recent Accounting Pronouncements

Recently Issued Accounting Pronouncements Not Yet Adopted

In October 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence (VSOE), vendor objective evidence (VOE) or third-party evidence (TPE) is unavailable. Prospective application of this new guidance for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. Alternatively, an entity can elect to adopt this guidance on a retrospective basis. We do not expect the adoption of this pronouncement to have a significant impact on our financial condition or results of operations.

In April 2010, the FASB issued an authoritative pronouncement on effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. We do not expect the adoption of this pronouncement to have a significant impact on our financial condition or results of operations.

B. Liquidity and Capital Resources

Our primary sources of liquidity is cash generated from our operations and our financing activities, including proceeds from our initial public offering. As of December 31, 2010, we had approximately US$123.3 million in cash and cash equivalents. Our cash and cash equivalents generally consist of cash on hand. We expect to require cash to fund our ongoing business needs, particularly media payments due to the media platforms, including television channels with which we have entered into exclusive advertising agency agreements, payments to directors and other service providers for the production of advertisements and salary and benefits and material costs and expenses. Other cash needs include primarily the working capital for our daily operations and securing advertising media resources under our media investment management business.

We expect to use cash generated in our media investment management business to make payments under our exclusive agency arrangements with respect to advertising rights on three television channels, Shanghai Dragon Television, Tianjin Satellite Television, Hubei Provincial Economic TV, four programs on CCTV and Beijing Gehua Cable Network. As of December 31, 2010, we were obligated under our agreements with television stations to make payments of approximately US$160.9 million in the aggregate for 2011. Under our exclusive agency arrangements, we use cash to pay for the advertising time and other advertising rights in advance, and we generate cash from selling these advertising media resources to advertisers. If we fail to generate enough cash from the sales of these advertising media resources to meet our payment obligations to the television channels, our liquidity, financial condition and results of operations would be adversely affected. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Our media investment management business may not produce the expected returns and may result in significant losses.” As we continue to expand our media investment management business, we expect an increase in our cash needs. However, we expect to generate revenues as we sell the advertising time and other advertising rights secured under the exclusive agency arrangements and expect these revenues to largely offset the cost of revenues incurred under these exclusive agency arrangements.

Our variable interest entities declared dividends of approximately RMB180.1 million in March 2008, of which RMB43.0 million was paid in August 2009 and RMB 98.6 million was paid in May 2010. As of December 31, 2010, the remaining amount of unpaid dividend declared by our variable interest entities is RMB 38.5 million. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in China to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

We believe that our cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs through 2011.

We have fully repaid the promissory note in the principal amount of US$19.6 million due on January 20, 2011, with an annual interest rate of 4.75%, issued to Mr. He Dang in connection with the investment by Aegis Media.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010
	(US$ in thousands)

Net cash provided by (used in) operating activities	(25,837)	750	23,441
Net cash provided by (used in) investing activities	(947)	(485)	2,667
Net cash provided by (used in) financing activities	48,725	(6,308)	40,053
Effect of changes in exchange rate	2,406	(43)	2,422
Net increase/decrease in cash and cash equivalents	24,347	(6,086)	68,583
Cash and cash equivalents at the beginning of the year	36,476	60,823	54,737
Cash and cash equivalents at the end of the year	60,823	54,737	123,320

Operating Activities

Net cash provided by operating activities consists primarily of our net income adjusted by non-cash adjustments such as depreciation of fixed assets, as well as changes in current assets and liabilities such as accounts receivable and accounts payable. Our net cash used in operating activities amounted to US$25.8 million in 2008, respectively. Despite an increase in our net income for 2008, our net cash provided by operating activities decreased significantly in 2008. We used cash in operating activities instead of generating cash from operating activities as a result of a significant increase in accounts receivable of US$24.7 million in 2008, combined with a decrease in accounts payable of US$28.1 million, which was partially offset by an increase in advances from customers of US$13.1 million. We attribute the increase in accounts receivable and prepaid expenses primarily to the expansion of our media investment management business, which generally provides longer payment terms to our clients in order to conform to the longer payment terms generally offered by satellite television channels in China, compared with CCTV channels. The increase in prepaid expenses was due to the requirement that we pay in advance in order to secure advertising media resources pursuant to exclusive agency arrangements. The decrease in accounts payable was primarily due to a shortening of the average payment terms in our advertising agency business, as certain television channels required payment from advertising agencies within a shorter time frame in 2008. We also attribute a portion of the decrease in net cash provided by operating activities in 2008 to an increase in non-monetary transactions for the reasons described below.

Our net cash provided by operating activities was US$0.8 million in 2009 compared to net cash used in operating activities of US$25.8 million in 2008, primarily as a result of a decrease in accounts receivable, as we received payments from our clients for services we provided, and a smaller decrease in accounts payable for the media cost paid to television channels. However, in 2009, we also used significantly more cash for prepaid expenses in connection with purchasing advertising media assets on behalf of our clients.

Our net cash provided by operating activities was US$23.4 million in 2010 compared to US$0.8 million in 2009, primarily as a result of an increase in net income. Increase in advances from customers in 2010 was partially offset by increase in prepaid expenses, deposits and other current assets. In 2010, we received more advances from our clients for the purpose of securing television advertising time, however, at the same time we also used significantly more cash for prepaid expenses in connection with these purchases of client advertising media assets. Our increase in accounts receivables in 2010 was mainly due to the increase in revenue from our media investment business, which was offset by the increase in accounts payable. In 2010 the increase in accounts payable was primarily due to the longer average payment term in our advertising agency business for both our CCTV and non-CCTV accounts.

Non-Monetary Transactions

We acquired minority non-marketable equity interests in two PRC companies in March and May 2008, respectively, in each case in exchange for advertising time slots that we secured on a satellite television channel. As a result, we recognized total revenues of US$3.5 million and US$0.2 million under non-monetary transactions with respect to the above two investments in 2008 and 2009, respectively. We valued our non-marketable equity interests in those two companies at US$0.1 million as of December 31, 2010, compared to US$1.9 million as of December 31, 2009. In 2010 and 2009, we recorded impairment losses of US$1.8 million and US$1.9 million on those investments. We do not intend to enter into similar transactions in the future.

Investing Activities

Net cash used in investing activities largely reflects our capital expenditures, which consists of purchases of fixed assets, such as computers and other office equipment. Our net cash used in investing activities amounted to US$0.9 million and US$0.5 million in 2008 and 2009, respectively, and net cash provided by investing activities amounted to US$2.7 million in 2010. The decrease of net cash used in investing activities is primarily due to the decrease in the acquisition of fixed assets in 2009. The cash provided by investing activities in 2010 was mainly due to acquisition of Beijing Vizeum Advertising Co., Ltd.

Financing Activities

In 2008, we had net cash provided by financing activities of US$48.7 million, which consisted of proceeds from the issuance of our Series A preferred shares. In 2009, we had net cash used in financing activities of US$6.3 million, which primarily consisted of partial payment of previously declared dividend to our shareholder.

In 2010, we had net cash provided by financing activities of US$40.1 million, which was mainly due to the proceeds from our initial public offering.

C. Research and Development, Patents and Licenses, etc.

None.

D. Trend Information

Please refer to “— A. Operating Results — Overview” for a discussion of the most significant recent trends in our services, sales and marketing since the end of 2010. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010. Other than such obligations and the contractual obligations described below, we had no other contractual obligations or commercial commitments as of December 31, 2010:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(US$ in thousands)

Operating lease obligations	16,874	1,749	3,874	3,021	8,230
Purchase obligations	160,903	160,903	—	—	—

Total	177,777	162,652	3,874	3,021	8,230

Our purchase obligations as of December 31, 2010 consisted of our payment obligations under our exclusive agency arrangements with certain television stations.

G. Safe Harbor

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “likely to,” “may,” “plan,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•

our growth strategies, including, among other things, our plans to expand and enhance our portfolio of television advertising media resources to further broaden coverage, secure additional resources from new advertising media platforms, strengthen capabilities to offer integrated advertising solutions and continue to expand our advertising customer base and budget allocation from our customers;

•	our plans and expectations with respect to our strategic alliances and joint ventures;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our ability to manage the expansion of our operations;

•	changes in general economic and business conditions in China; and

•	trends and competition in the advertising industry in China.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we reference or incorporate in this annual report and have filed as exhibits to this annual report with the understanding that our actual future results may be materially different from what we expect. You should not rely upon forward-looking statements as predictions of future events.

Other sections of this annual report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
He Dang	44	Chairman of the board of directors and chief executive officer of our company
J. Patrick Ståhle	55	Director
Andrew J. Rickards	47	Independent director
Zhan Wang	34	Independent director
Gang Chen	46	Independent director
Wei Zhou	32	Chief financial officer
Kun Xiao	43	Vice president
Linna Li	34	Vice president
Xianhao Yu	46	Vice president
Yihe Zhao	35	Vice president
Weimin Li	46	Vice president
May Zhang	44	Vice president

He Dang is the founder and chief executive officer of our company, and the chairman of our board of directors. Prior to founding our company in 1995, he worked at the Ministry of Culture of China and China Culture and Art Development Company. Mr. Dang has over fourteen years of experience in the television advertising industry. Mr. Dang has won many industry awards during his career. He was named one of the ten persons of the year in the Chinese advertising industry jointly by Advertising Pointer, a magazine focusing on advertising in China, and several other organizations in 2004 and 2005, and an outstanding young entrepreneur by Beijing Municipal Bureau of Personnel and Beijing Association of Youth in 2007. Mr. Dang was also named the 2008 Top Contributor in Affecting and Promoting Chinese Brand by Chief Brand Officer magazine, and the Jin Yuan Award for Top 10 Leaders in Advertising Industry in 2009 by Advertiser Market Observer magazine. In 2006, Mr. Dang was nominated for Advertiser of the Year in China by the China Advertising Association. Mr. Dang received his bachelor’s degree in philosophy from Beijing Normal University in 1989.

J. Patrick Ståhle has been a director of our company since January 2010. Mr. Ståhle is currently the chairman of the global solutions group of Aegis Media. Mr. Ståhle had previously been the chief executive officer of Aegis Media Asia Pacific Management Ltd., an affiliate of Aegis Media, from 2006 to April 2010, and served in various positions at Aegis Media, including as the chief executive officer of Aegis Media Nordic from 2002 to 2006. Mr. Ståhle has over 20 years of experience in media and marketing services, including roles at BBDO, in pay TV and in a digital start up. He began his career as a helicopter pilot in Australia and the North Sea. Mr. Ståhle graduated from the Royal Swedish Naval Academy in 1976.

Andrew J. Richards has been a director of our company since April 2010. Mr. Rickards has spent the past 20 years working in Asia. He is the founder and managing partner of Moonblue Capital Limited, an investment firm based in Hong Kong, which was established in 2008. From 2007 to 2008, Mr. Rickards was a managing director at Providence Equity Partners, a private equity firm that focuses on media, communications, entertainment and information investments. From 2004 to 2007, he was the chief executive officer of N M Rothschild & Sons (Hong Kong) Limited where he was responsible for its investment banking business in Asia. Prior to joining N.M.Rothschild, he was a managing director at Goldman Sachs (Asia) L.L.C. in the communications, media and entertainment investment banking team in Asia from 1999 to 2003 and a partner of Goldman Sachs JBWere Ltd. in Australia from 2003 to 2004. Mr. Rickards received his Bachelor of Science in Engineering from Exeter University in 1984 and is a member of the Institute of Chartered Accountants in England and Wales.

Zhan Wang has been a director of our company since April 2010. Mr. Wang is currently a vice president at Baidu, Inc., a Nasdaq listed company based in China. Mr. Wang joined Baidu as the head of commercial products in 2000. At Baidu, Mr. Wang has focused on the development of commercial products, operations and service management and participated in many of Baidu’s innovations, including as chief product designer of the Phoenix Nest system launched in 2009. Mr. Wang’s responsibilities at Baidu have also included developing improvements to commercial products and search marketing services. Mr. Wang received his bachelors degree in physics from Peking University in 1999.

Gang Chen has been a director of our company since April 2011. Mr. Chen is currently the deputy dean of the School of Journalism and Communication of Peking University. Mr. Chen has been deputy dean at Peking University since March 2006. Mr. Chen also serves in high-level positions with multiple organizations in the advertising industry, such as deputy director of the Academic Committee of the China Advertising Association, deputy director at the Media Committee of China Association of National Advertisers and vice president of the China Advertising Education and Research Committee. Mr. Chen has also provided consulting expertise to many major enterprises in media and other sectors, including China Central Television, Sina Corporation, the People’s Insurance Company of China and China Merchants Bank. Mr. Chen received a bachelor’s degree in philosophy in 1990 and a Ph.D. in philosophy in 1998 from Peking University.

Wei Zhou has been our chief financial officer since November 2009. From June 2008 to October 2009, Mr. Zhou was the chief financial officer of Zhaopin Limited, which operates one of the largest online recruitment websites ( www.zhaopin.com ) in China. Mr. Zhou also served as Zhaopin’s Director of Strategic Planning from July 2005 to May 2007. While at Zhaopin, Mr. Zhou managed a finance department with over 100 staff operating in 21 cities across China and helped to raise equity investments from both financial and strategic investors. From June 2007 to May 2008, Mr. Zhou served as an associate director with a Hong Kong based investment fund Abax Global Capital, focusing on direct investments in private and public-sector Chinese companies. From 2001 to 2005, Mr. Zhou worked in the Hong Kong office of Goldman Sachs in the investment banking division and the Asian Special Situations Group. While at Goldman Sachs, Mr. Zhou advised on a variety of merger and acquisition and equity transactions. Mr. Zhou currently serves as an independent director and the chairman of the audit committee of Sky-mobi Limited (Nasdaq: MOBI), which operates the leading mobile application store in China. Mr. Zhou received his bachelor’s degree from Harvard University in 2001.

Kun Xiao has been with our company since 2003 and a vice president of our company since 2007. From 2001 to 2003, Mr. Xiao was the creative director of Yi Chun Qiu Advertising Company, an advertising company that specializes in servicing beverage industry customers. Mr. Xiao won the China Advertisement Case Study Golden Award, Silver Award and Bronze Award from Beijing Ad Man Magazine in 2009, and Beijing Creative Designer of the Year in 2008 from Beijing Creative Design Association. Mr. Xiao received his bachelor’s degree in logistics science from Beijing Technology and Business University in 1991.

Linna Li has been our vice president in our CCTV buying platform since June 2010. Ms. Li has a wealth of experience in the advertising industry from over 13 years with our company, and has extensive specialist knowledge of media buying. Her knowledge and dedication have made a significant contribution to building our agency business and helped make us the largest buyer of CCTV media resources for each of the last six years. Ms. Li receive her graduate degree in Economics from the Chinese Academy of Social Science Graduate School in 1998.

Xianhao Yu has been with our company serving as a vice president in charge of media planning since July 2010. Mr. Xianhao Yu is an industry veteran with sixteen years of experience in brand management across different media platforms. From 2005 to 2010, Mr. Yu served for five years as the director of advertising and planning, responsible for all marketing activities at Jinmailang, one of China’s leading domestic food and beverage groups and the second - largest manufacturer of instant noodles in China. From 1997 to 2005, Mr. Yu worked with several local advertising agencies in China and Taiwan, accumulating experience with leading mainland and Taiwanese brands, including Mengniu, Uni-President, Bright Dairy, and Jinlongyu. Mr. Yu received his college degree in Radio and Television from the World College of Journalism in 1988.

Yihe Zhao has been our vice president in market research since June 2010. Mr. Zhao joined our company in May 2008 to run the market and media research department. He has over 15 years of experience in the advertising industry, with extensive knowledge of consumer behavior studies, marketing strategy, media research and brand research. Since he has been in the industry, Mr. Zhao has worked with over 100 brands, servicing many major international and domestic companies including China Telecom, Midea, Mengniu, Kia, Lotte and American Dairy and has received numerous industry awards for his work. Mr. Zhao is also a published author, having written “Core Changes – Building Strong Brands Faster,” in 2003, and is a featured lecturer at Tsinghua University’s MBA Programs and China’s 4A Association. From December 2006 to May 2008, Mr. Zhao was senior Strategy Director of Beijing Firstell Communications. Before that, Mr. Zhao also served as senior Strategy Director and Partner of Beijing Ray Network and Zheng Yi Tang Strategy Institute, respectively. Mr. Zhao received his bachelor degree in Advertising from Nanjing University of Finance in 1996.

Weimin Li has been a vice president in charge of healthcare and pharmaceuticals clients since May 2008. From June 2003 to May 2008, Mr. Li was the president of Zhiben Jiacheng Marketing Consulting Company, an advertising company that specializes in servicing healthcare and pharmaceuticals industry customers. Mr. Li served as the director of healthcare customers department of Jing Xin Advertising Company from March 2000 to May 2003. Mr. Li received his bachelor’s degree in medicine degree from Hebei Medical University in 1984, and a master’s degree in public health from Xi’an Medical University in 1987.

May Zhang has been with our company serving as a vice president in charge of integrated communication solutions since July 2010. From 2005 to 2010, Ms. Zhang worked at McCann-Erickson in China as the general manager of McCann Healthcare. From 2003 to 2005, she worked as business director at Grey Worldwide, and from 1993 to 2003, Ms. Zhang worked for ten years at Ogilvy. Ms. Zhang has accumulated varied and deep experience across several industries. Over her career, Ms. Zhang also has won numerous creative and industry awards for the brands she has serviced, which consist of both notable international and as domestic brands, including, Nestle, GlaxoSmithKline, MetLife, Johnson & Johnson, Bayer, LG Television, Kia Motors, Uni-President, Yoshinoya, Wella, China Merchants Bank and Chang’an Automobile, among many others. Ms. Zhang received a Bachelor’s degree in Architecture from Beijing Institute of Architecture and Engineering in 1993.

The address of our directors and executive officers is: c/o Charm Communications Inc., 26th Floor, Tower A, Oriental Media Center, 4 Guanghua Road, Chaoyang District, Beijing 100026, China.

B. Compensation of Directors, Supervisors and Executive Officers

Compensation

For the year ended December 31, 2010, we paid an aggregate of approximately US$1.2 million in cash to our executive officers. We also granted options to purchase an aggregate of 2,484,000 ordinary shares to our existing directors and executive officers pursuant to our equity incentive plan adopted in March 2008. See “— 2008 Share Incentive Plan.” We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors except our contributions on behalf of our executive officers to a government-mandated multi-employer defined contribution plan. Our total contribution to such plan, including contributions made on behalf of our executive officers and other employees, was US$1.6 million for 2010.

2008 Share Incentive Plan

In March 2008, we adopted our 2008 share incentive plan, or the 2008 share incentive plan, to attract and retain personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The 2008 share incentive plan provides for the grant of options, restricted shares and restricted share units, collectively referred to as awards. Our board of directors has authorized the issuance of up to 15% of the issued and outstanding ordinary shares upon exercise of awards granted under our 2008 share incentive plan.

Plan Administration. The compensation committee of our board of directors, or before the compensation committee is established, our board of directors, will administer the 2008 share incentive plan. The compensation committee or the full board of directors, as appropriate, will determine the participants to receive awards, the type and number of awards to be granted and the terms and conditions of each award grant.

Award Agreements. Awards granted under our 2008 share incentive plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Transfer Restrictions. The right of a grantee in an award granted under our 2008 share incentive plan may not be transferred in any manner by the grantee other than by will or the laws of succession and, with limited exceptions, may be exercised during the lifetime of the grantee only by the grantee.

Option Exercise. The term of options granted under the 2008 share incentive plan may not exceed five years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment.

Acceleration upon a Change of Control. If a change of control of our company occurs, the award agreement may provide for acceleration of the vesting of the awards pursuant to the agreement. Our compensation committee or our board of directors may (i) cancel the awards for fair market value, (ii) provide for issuance of substitute awards or (iii) provide that for at least 15 days prior to the change of control the awards shall be exercisable as to all shares subject thereto and such awards shall terminate after the change of control.

Termination and Amendment. Unless terminated earlier, our 2008 share incentive plan will expire after ten years. Our board of directors has the authority to amend or terminate our 2008 share incentive plan, subject to shareholder approval to the extent necessary to comply with applicable law.

Our board of directors has only granted options to participants in our 2008 share incentive plan. As of December 31, 2010, there were 6,593,392 ordinary shares issuable upon the exercise of outstanding share options at a weighted average exercise price of US$1.63 per share, and there were 906,608 ordinary shares available for future issuance under our 2008 share incentive plan. The following table summarizes, as of December 31, 2010, the options granted to our directors and executive officers and other individuals as a group, without giving effect to options that were exercised or terminated.

Name	Options or Restricted Shares Awarded	Exercise Price or Purchase Price (US$/Share)	Date of Grant	Date of Expiration

He Dang	1,100,000	1.00	April 8, 2008	April 8, 2013
Andrew J. Rickards	*	3.40	April 9, 2010	April 9, 2015
Zhan Wang	*	3.40	April 9, 2010	April 9, 2015
Gang Chen	*	1.00	April 8, 2008	April 8, 2013
Wei Zhou	*	3.40	November 1, 2009	November 1, 2014
Xiao Kun	*	1.00	April 8, 2008	April 8, 2013
Li Linna	*	1.00	April 8, 2008	April 8, 2013
Yu Xianhao	*	3.40	April 9, 2010	January 15, 2016
Zhao Yihe	*	1.00/3.40	April 8, 2008/ November 1, 2009	April 8, 2013/ November 1, 2014
Weimin Li	*	1.00	April 8, 2008	April 8, 2013
May Zhang	*	3.40	April 9, 2010	January 1, 2016
Other individuals as a group	4,127,642	1.00-3.40	Various dates	Various dates

*	Less than 1% of our outstanding ordinary shares

C. Board Practices

Board of Directors

Our board of directors currently consists of five directors. Under our amended and restated articles of association, which came into effect upon the closing of our initial public offering in May 2010, our board of directors should consist of at least three directors. Our directors are appointed by ordinary resolution. A director is not required to hold any shares in us by way of qualification.

Rule 5615(a)(3) of the Nasdaq Listing Rules permits foreign private issuers such as our company to follow “home country practice” with respect to certain corporate governance matters. As a result, we follow the corporate governance practice in our home country, the Cayman Islands, in respect of the oversight of our executive officer compensation and director nominations matters. As our home country practice does not require independent director oversight of executive officer compensation and director nominations matters, our compensation committee and corporate governance and nomination committees are not comprised solely of independent directors. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Andrew J. Rickards, Zhan Wang and Gang Chen. Our board of directors has determined that each of Andrew J. Rickards, Zhan Wang and Gang Chen satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605(a)(2) of the Nasdaq Listing Rules. Andrew J. Rickards is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to our board of directors.

Compensation Committee. Our compensation committee consists of Andrew J. Rickards, Zhan Wang and He Dang. He Dang is the chairman of our compensation committee. Our board of directors has determined that each of Andrew J. Rickards and Zhan Wang satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our three most senior executives;

•	approving and overseeing the total compensation package for our executives other than the three most senior executives;

•	reviewing and recommending to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Andrew J. Rickards, Zhan Wang and He Dang. He Dang is the chairman of our corporate governance and nominating committee. Our board of directors has determined that each of Andrew J. Rickards and Zhan Wang satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Our corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•

selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

•

advising the board periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	issuing authorized but unissued shares and redeem or purchase outstanding shares of our company in accordance with applicable Cayman Islands laws and our memorandum and articles of association;

•	declaring dividends and other distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our shareholders and the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

Appointment of Directors

Under the terms of the amended and restated shareholders agreement, dated January 20, 2010, among us, Mr. He Dang and certain of his affiliated entities, Chaview Investments Limited and Aegis Media, after the completion of our initial public offering, Aegis Media continues to have the right to designate one of our directors if Aegis Media holds no less than 10% of our issued share capital. The director currently designated on our board of directors by Aegis Media is J. Patrick Ståhle.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, willful misconduct to our detriment or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause by a 30-day prior written notice. An executive officer may terminate his or her employment with or without cause by a three-month prior written notice. We agreed to indemnify an executive officer for his or her losses based on or related to his or her acts and decisions made in the performance of duties within the scope of his or her employment. Our executive officers have also agreed not to engage in any activities that compete with us for a period of two years after termination of employment. The employment agreements also require each of our executive officers to strictly maintain his or her confidentiality obligations for the duration of his or her employment and for a period of two years after termination of employment.

Each executive officer has agreed to hold in strict confidence any trade secrets or technical secrets of our company. Each executive officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material corporate and business policies and procedures of our company.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to these indemnification agreements, we have been informed that in the opinion of the SEC, such indemnification is against public policy and is therefore unenforceable.

Interested Transactions

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

Qualification

A director is not required to hold any shares in us by way of qualification.

D. Employees

As of December 31, 2008, 2009 and 2010 we had 294, 310 and 525 full-time employees, respectively. As of December 31, 2008, we had 30 professionals engaged in creative roles, 187 professionals engaged in sales and marketing roles and 77 professionals engaged in providing supporting services, such as finance and administration. As of December 31, 2009, we had 30 professionals engaged in creative roles, 204 professionals engaged in sales and marketing roles and 76 professionals engaged in providing supporting services. As of December 31, 2010 we had 28 professionals engaged in creative roles, 398 professionals engaged in sales and marketing roles and 99 professionals engaged in providing supporting services, such as finance and administration. Among sales and marketing roles, there are 99 professionals who specialized in digital communications. We plan to hire additional employees in all functions as we grow our business. None of our employees are represented by a labor union or other collective bargaining agreements. Since our inception, we have never experienced a strike or other disruption of employment. We believe our relationships with our employees are good.

The remuneration package of our employees includes salary, bonus, stock options, other cash benefits and benefits in-kind. In accordance with applicable regulations in China, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan and a housing reserve fund for the benefit of all of our employees. Our total contribution for such employee benefits required by applicable regulations amounted to approximately US$0.5 million, US$0.9 million and US$1.6 million for 2008, 2009 and 2010, respectively.

E. Share Ownership

Each of our directors, supervisors and executive officers holds our shares either directly for their own account or indirectly as the representative of another legal entity on our board of directors. The following table sets forth the share ownership of our directors, supervisors and executive officers as of April 30, 2011, our most recent record date by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; or a

•	each person known to us to own beneficially more than 5.0% of either Class A ordinary shares or Class B ordinary shares.

The calculations in the table below assume there are 78,283,228 ordinary shares (including both Class A ordinary shares and Class B ordinary shares on a combined basis) outstanding as of April 30, 2011, our most recent record date. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of April 30, 2011, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
Name	Number	%

Directors and Executive Officers:
He Dang(1)	46,812,083	58.5
J. Patrick Ståhle(2)	12,390,000	15.8
Andrew J. Rickards	*	*
Zhan Wang	*	*
Gang Chen	*	*
Wei Zhou	*	*
Kun Xiao	*	*
Linna Li	*	*
Xianhao Yu	*	*
Yihe Zhao	*	*
Weimin Li	*	*
May Zhang	*	*
All directors and executive officers as a group(3)	59,861,792	74.2
Other Principal Shareholders:
Merry Circle Trading Limited(4)	44,016,250	56.2%
Aegis Media Pacific Ltd(5).	12,390,000	15.8
Chaview Investments Limited(6)	5,000,000	6.4
Invesco Ltd.(7)	1,959,154	2.5

*	Less than 1%.
(1)	Includes 44,016,250 Class B ordinary shares owned by Merry Circle Trading Limited, a British Virgin Islands company and 1,093,750 Class B ordinary shares owned by Honour Idea Limited, a British Virgin Islands company. Mr. He Dang is the sole shareholder and sole director of Honour Idea Limited. Mr. He Dang is the sole director of Merry Circle Trading Limited, which is owned by Full Quantum Investments Limited, a Bahamian company. Full Quantum Investments Limited is in turn wholly owned by the Dang Family Trust. Credit Suisse Trust Limited is the trustee of the Dang Family Trust, which is a discretionary trust constituted under the laws of Singapore with Mr. He Dang as settlor and Mr. He Dang and certain of his family members as beneficiaries. The business address of Mr. He Dang is c/o Charm Communications Inc., 26th floor, Tower A, Oriental Media Center, 4 Guanghua Road, Chaoyang District, Beijing 100026, China.

(2)	Includes 12,390,000 Class B ordinary shares held by Aegis Media Pacific Ltd. Mr. Ståhle disclaims beneficial ownership of these shares except to the extent of any pecuniary interests therein.
(3)	Includes (i) ordinary shares beneficially owned by all of our directors and executive officers as a group and (ii) ordinary shares issuable upon the exercise of all options that are exercisable within 60 days of April 30, 2011 held by all of our directors and executive officers as a group.
(4)

The mailing address of Merry Circle Trading Limited, a British Virgin Islands company is 21st Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong .Mr. He Dang is the sole director of Merry Circle Trading Limited, which is owned by Full Quantum Investments Limited, a Bahamian company. Full Quantum Investments Limited is in turn wholly owned by the Dang Family Trust. Credit Suisse Trust Limited is the trustee of the Dang Family Trust, which is a discretionary trust constituted under the laws of Singapore with Mr. He Dang as settlor and Mr. He Dang and certain of his family members as beneficiaries. The business address of Mr. He Dang is c/o Charm Communications Inc., 26th floor, Tower A, Oriental Media Center, 4 Guanghua Road, Chaoyang District, Beijing 100026, China.

(5)	The mailing address of Aegis Media Pacific Ltd. is Parker Tower, 43-49 Parker Street, London, England, WC2B 5P5. Aegis Media Pacific Ltd. is a wholly-owned subsidiary of Aegis Group plc. J. Patrick Ståhle is the chief executive officer of Aegis Media Asia Pacific Management Ltd., an affiliate of Aegis Media, and disclaims beneficial ownership of the ordinary shares held by Aegis Media except to the extent of any pecuniary interest therein.
(6)	Includes 5,000,000 Class B ordinary shares held by Chaview Investments Limited. The mailing address of Chaview Investments Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Chaview Investments Limited is a wholly owned subsidiary of AIF Capital Asia III, L.P., whose general partner is AIF Capital Asia III GP Limited. The mailing address of AIF Capital Asia III GP Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(7)	Represents 1,959,154 Class A ordinary shares held by Invesco Ltd., as reported on a Schedule 13G filed by Invesco Ltd. on March 10, 2011. The 1,959,154 Class A ordinary shares beneficially owned by Invesco Ltd. represent 12.5% of Class A ordinary shares.

As of May 2, 2011, 15,783,228 ordinary shares (all of the outstanding Class A ordinary shares in the form of ADSs) or 20.2% of our outstanding ordinary shares including both Class A ordinary shares and Class B ordinary shares on a combined basis are held by one record holder in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

Please refer to “Item 6E. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Private Placements

In July 2008, we issued and sold an aggregate of 7,500,000 Series A preferred shares to Dynasty Cayman Limited and Swift Rise International Limited, at an aggregate purchase price of US$30 million. In August 2008, we issued and sold an aggregate of 5,000,000 Series A preferred shares to Chaview Investments Limited at an aggregate purchase price of US$20 million. Each of the purchasers of the Series A preferred shares was an unrelated third party prior to the issuance and sale of the Series A preferred shares. The purchase price was determined through our arm’s-length negotiation with the investors and was approved by our board of directors. Holders of our Series A preferred shares are entitled to vote on an “as-converted” basis together with the holder of ordinary shares. In January 2010, in connection with the formation of our consolidated joint venture with Aegis Media, we redeemed an aggregate of 7,500,000 Series A shares previously held by Swift Rise International Limited and Dynasty Cayman Limited for an aggregate amount of approximately US$37.0 million, which consisted of a principal amount of US$30.0 million and a redemption premium amount of US$7.0 million pursuant to the original terms. In addition, we paid accumulated premiums of US$4.4 million on the 5,000,000 Series A preferred shares which remained outstanding. Each outstanding Series A preferred share was automatically converted into one ordinary share upon completion of our initial public offering in May 2010.

In connection with the private placement of our Series A preferred shares, we, holders of our Series A preferred shareholders and the holders of our ordinary shares entered into a shareholders agreement, which was amended and restated on January 20, 2010 in connection with the formation of our consolidated joint venture with Aegis Media. See “— Consolidated Joint Venture with Aegis Media” and “— Investment by Aegis Media.”

Holders of our Series A preferred shares are also entitled to certain registration rights, as amended and restated as of January 20, 2010 including demand registration and Form F-3 or Form S-3 registration, pursuant to a registration rights agreement entered into in connection with the sale of our Series A preferred shares and as amended in connection with the formation of our consolidated joint venture with Aegis Media.

Consolidated Joint Venture with Aegis Media

In January 2010, we formed a consolidated joint venture with international 4A advertising group Aegis Media to operate its brand “Vizeum” in China. The legal ownership of all of the outstanding equity interests of Beijing Vizeum are held by Posterscope. Our subsidiary Media Port holds 60% of the outstanding equity interests in Posterscope, which were subscribed for a purchase price of RMB3.6 million. During the two-year period from January 1, 2016, Aegis Media will have the right to acquire a majority of the shares of Posterscope by purchasing from us 11% of the outstanding shares of Posterscope. If Aegis Media so acquires a majority of the shares of Posterscope, then beginning on January 1, 2018, Aegis Media will have the right to purchase an additional number of our shares of Posterscope, and we will have the right to sell an additional number of our shares of Posterscope to Aegis Media. In addition, in the ten-year period from January 1, 2024, Aegis Media will have the right to purchase all of our remaining shares of Posterscope, and we will have the right to sell all of our remaining shares of Posterscope to Aegis Media. The consideration for the transfers described above will be based on a multiple of the average after-tax profits of Posterscope for the two-year period prior to a transfer.

Investment by Aegis Media

Concurrent with the formation of our consolidated joint venture with Aegis Media, we issued 12,390,000 ordinary shares to Aegis Media at an aggregate price of approximately US$49.6 million. The proceeds from the issuance were used by us to redeem an aggregate of 7,500,000 Series A preferred shares held by Swift Rise International Limited and Dynasty Cayman Limited for an aggregate amount of approximately US$37.0 million, which consisted of a principal amount of US$30.0 million and a redemption premium amount of US$7.0 million pursuant to the original terms, and to pay accumulated premiums of US$4.4 million on the 5,000,000 Series A preferred shares which remained outstanding. In order to satisfy Aegis Media’s desire to hold no less than certain percentage of our share capital, Mr. He Dang agreed to sell to us 4,890,000 ordinary shares beneficially held by him. Aegis Media has agreed that, after our initial public offering, it would not acquire more than 25% of our voting securities without the prior approval of our board of directors. Aegis Media is also entitled to certain registration rights pursuant to a registration rights agreement.

We, Mr. He Dang and certain of his affiliated entities, Aegis Media, and Chaview Investments Limited also entered into a shareholders agreement, amended and restated as of January 20, 2010, under the terms of which we and Mr. He Dang and certain of his affiliated entities have agreed to restrictions on the solicitation of clients and employees of Aegis Media or the consolidated joint venture, and Aegis Media has agreed to restrictions on the solicitation of clients and employees of our company or the consolidated joint venture. In addition, Mr. He Dang and certain of his affiliated entities have agreed to restrictions on participating in businesses, other than those of our company’s, that compete with us, Aegis Media or the consolidated joint venture. In addition, Aegis Media has the right to designate one of our directors if Aegis Media holds no less than 10% of our issued share capital.

Other Transactions with Shareholders

Advertising Service

The Group received or provided certain advertising service to one of the Group’s shareholder’s subsidiary, and paid or received cash accordingly. The financial statement impacts of these transactions have been included in these consolidated financial statements as the Group’s revenues. The price was determined based on market price. Revenue from the related party for the year ended December 31, 2010 was US$5.9 million.

The related party balance as of December 31, 2010 in connection with the advertising service received or provided was US$2.5 million receivable and US$4.7 million in accounts payable mostly in connection with the advertising service provided or received from the shareholder’s subsidiary. The balance with related parties is due within one year.

Office and Automobile Leases

The Group leased office space and cars from the controlling shareholder and his family member. The rental amount was determined based on market prices. Rental expenses for the years ended December 31, 2008, 2009 and 2010 were US$0.6 million, US$0.7 million and US$0.7 million, respectively.

The related party balances at the end of the year 2009 and 2010 were US$41,000 and nil, respectively in connection with the unpaid rental expenses to the controlling shareholder. The balances with related parties are due within one year.

Declared Dividends

Our variable interest entities declared dividends of approximately RMB180.1 million in March 2008, of which RMB43.0 million was paid in August 2009 and RMB98.6 million was paid in May 2010. As of December 31, 2010, the remaining amount of unpaid dividend declared by our variable interest entities is RMB38.5 million.

Transactions Related to Our Corporate Structure

See “Item A. Information on the Company – C. Organizational Structure.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees – B. Compensation of Directors and Executive Officers – 2008 Share Incentive Plan.”

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to Item 18 for a list of all financial statements filed as part of this annual report on Form 20-F.

Litigation

See “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings.”

Dividend Policy and Distributions

Our variable interest entities declared dividends of approximately RMB180.1 million in March 2008, of which RMB43.0 million was paid in August 2009 and RMB98.6 million was paid in May 2010. As of December 31, 2010, the remaining amount of unpaid dividend declared by our variable interest entities is RMB38.5 million. We, however, have no present plan to declare and pay any additional dividends on our ordinary shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China, which in some cases in turn rely on the payments received from our variable interest entities in China pursuant to the contractual arrangements between our PRC subsidiary, Nanning Jetlong and these entities. Current PRC laws, rules and regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund statutory reserves. These reserves may not be distributed as cash dividends. Further, if any of our subsidiaries in China incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A. Offer and Listing Details

Our ADSs, each representing two of our ordinary shares, have been listed on the Nasdaq Global Market since May 5, 2010 under the symbol “CHRM”. The table below shows, for the periods indicated, the high and low market prices on the Nasdaq Global Market.

	Market Price for Each ADS(1)
Period	High	Low

2010 (from May 5, 2010)	12.60	6.12
Second Quarter (from May 5, 2010)	10.00	7.52
Third Quarter	8.71	6.12
Fourth Quarter	12.60	7.78
November	12.60	8.84
December	10.17	9.37
2011 (through May 2, 2011)	12.14	8.00
First Quarter	12.14	8.00
January	10.98	8.00
February	12.14	9.81
March	11.48	9.07
April	11.13	9.80
May (through May 2, 2011)	11.11	10.91

Source: Nasdaq Global Market.

(1)	As reported.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing two of our ordinary shares, have been listed on the Nasdaq Global Market since May 5, 2010 under the symbol “CHRM”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our registration statement under the heading “Description of Share Capital” on Form F-1 (File No. 333-165987), as amended, initially filed with the SEC on April 9, 2010. Our shareholders adopted our amended and restated memorandum of association by unanimous resolution on April 9, 2010 which become effective upon the completion of our initial public offering on May 10, 2010.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulation of Our Industry.

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Group is not subject to income tax.

Hong Kong

No Hong Kong profits tax has been provided as the Group does not have assessable profits earned in or derived from Hong Kong for the years ended December 31, 2008, 2009 and 2010.

People’s Republic of China Taxation

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. On April 22, 2009, State Administration of Taxation issued “Notice On Issues Regarding Determination of PRC Resident Enterprise By Using the Criteria of ‘De Facto Management Bodies’,” or Circular 82, which sets forth more detailed and specific standards for determining PRC resident enterprise. However, Circular 82 only applies to those offshore companies which are controlled by enterprises or enterprise groups established in China. Although substantially all of our operational management is currently based in the PRC given that we are incorporated and controlled by PRC individuals instead of PRC enterprises, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. To our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of a company under the EIT Law. As a result, neither we nor our PRC counsel can be certain as to whether we will be subject to the tax applicable to resident enterprises or non-resident enterprises.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

Material United States Federal Income Tax Consequences

The following summary describes material United States federal income tax consequences of the ownership and disposition of our ordinary shares and ADSs as of the date hereof. The discussion is applicable only to United States Holders (as defined below) who hold our ordinary shares or ADSs as capital assets. As used herein, the term “United States Holder” means a beneficial owner of an ordinary share or ADS that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for United States Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of PRC taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, (but not our ordinary) are regarded as readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law (see discussion under “ — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation unless we are a PFIC in the year in which the dividend is paid or the preceding taxable year. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our ordinary shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You should consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Taxation of Capital Gains

For United States federal income tax purposes and subject to the discussion under “— Passive Foreign Investment Company” below, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized for the ADSs or ordinary shares and your tax basis, determined in U.S. dollars, in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. In the event that we are deemed to be a PRC resident enterprise under the PRC EIT Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, you may be eligible to elect to treat such gain as PRC source gain under the income tax treaty between the United States and the PRC. If we are not eligible for the benefits of the treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. You are urged to consult your tax advisors regarding the tax consequences if any PRC tax is imposed on gain on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source under your particular circumstances.

Passive Foreign Investment Company

Based on the past and projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a “passive foreign investment company,” or PFIC, for our taxable year ended December 31, 2010, and we do not expect to become one in the future, although there can be no assurance in this regard. As the determination of PFIC status requires extensive factual investigation, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of income we earn, this determination, although ultimately legal in nature, is beyond the scope of legal counsel’s role and, accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations contained in this paragraph.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules, regardless of whether we remain a PFIC, with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning before January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our foreign subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You should consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the Nasdaq Global Market, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that only the ADSs and not our ordinary shares are listed on the Nasdaq Global Market. If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You should consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the rules described above with respect to the stock you own in a PFIC by electing to treat such PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. You should consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York, and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing to the SEC’s Public Reference Room for information.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this website.

I. Subsidiary Information

For a listing of our Subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. We are exposed to various types of market risks, including changes in interest rates and foreign currency exchange rates, in the normal course of business.

Foreign Exchange Risk

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under that policy, the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi has substantially appreciated against the U.S. dollar from July 21, 2005 to December 31, 2010. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

We use the U.S. dollar as our functional and reporting currency for our financial statements. All transactions in currencies other than the U.S. dollar during the year are re-measured at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than the U.S. dollar are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated income statement. The financial records of our PRC subsidiaries and variable interest entities are maintained in local currency, the Renminbi, which is their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the statement of shareholders’ equity and comprehensive income. Transaction gains and losses are recognized in the statements of operations in other income (expenses).

Fluctuations in exchange rates also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, depreciation of the Renminbi against the U.S. dollar would have a negative effect on the corresponding U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2010, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of approximately US$1.0 million to our total cash and cash equivalents.

Interest Rate Risk

We do not have any outstanding long-term or short-term loans. Our exposure to interest rate risk primarily relates to interest income generated by excess cash invested in liquid investments with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Item 12.	Description of Securities Other Than Equity Securities

A. Debt Securities

Not applicable

B. Warrants and Rights

Not applicable

C. Other Securities

Not applicable

D. American Depositary Shares

Depositary Fees

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be.

Under the terms of the deposit agreement for our ADSs, an ADS holder may have to pay the following service fees to the depositary:

Service	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS cancelled
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights	Up to US$0.05 per ADS held

Depositary Charges

In addition, an ADS holder shall be responsible for the following charges:

•	a fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•

a fee of up to U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

Payments by Depositary

In 2010, we received the following payments from JP Morgan Chase Bank, N.A., the depositary bank for our ADR program:

Item	US$ (in thousands)
Reimbursement of investor relations efforts	385
Reimbursement of legal and consulting fees	124

Total	509

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None of these events occurred in any of the years ended December 31, 2008, 2009 and 2010.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modification to the Rights of Security Holders.

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

We completed our initial public offering of 15,625,000 Class A ordinary shares, in the form of ADSs, at a price of US$9.50 per ADS, on May 10, 2010, after our Class A ordinary shares and American Depositary Receipts were registered under the Securities Act. The aggregate price of the offering amount registered and sold was US$74.2 million, of which we received net proceeds of US$65.2 million. The effective date of our registration statement on Form F-1 (File number: 333-165987) was May 4, 2010. Credit Suisse was the lead underwriter for the initial public offering of our ADSs.

None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As of December 31, 2010, we have used US$8.3 million cash from our initial public offering proceeds for expansion of our media investment business in 2011 in obtaining our exclusive agency agreement with Hubei Provincial Economic TV. We still intend to use the remainder of our initial public offering proceeds, as disclosed in our registration statement on Form F-1 (File number 333-165987), to expand our business, including our media investment management business, and for other general corporate purposes.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2010, an evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2010.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Andrew J. Rickards is our audit committee financial expert and an independent director. See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Audit Committee.”

Item 16B.	Code of Ethics

We have adopted a code of business conduct and ethics which applies to our directors, employees and officers, including our Chief Executive Officer and Chief Financial Officers (our principal accounting officer). No changes have been made to the code of business conduct and ethics since its adoption and no waivers have been granted therefrom to our directors or employees. We have filed this code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (File number 333-165987), which exhibit is incorporated by reference as an exhibit to this annual report, and a copy is available to any shareholder upon request. This code of business conduct and ethics is also available on our website at http://ir.charmgroup.cn/phoenix.zhtml?c=234933&p=irol-govHighlights.

Item 16C.	Principal Accountant Fees and Services

Deloitte Touche Tohmatsu CPA Ltd, or Deloitte was engaged to serve as our independent registered public accountants on September 22, 2009 in connection with the audit of our consolidated financial statements for the three years December 31, 2010. Deloitte has served as our independent public accountant for the fiscal year ended December 31, 2010. Our board of directors resolved to dismiss our former independent registered public accountants, Ernst & Young Hua Ming, and to change our independent registered public accountants to Deloitte on August 20, 2009.

The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu CPA Ltd., to us in 2009 and 2010.

	2009	2010
	US$ (in thousands)	US$ (in thousands)
Audit Fees(1)	411	580
Audit-related Fees(2)	324	42
Tax Fees(3)	30	12

Total	765	634

(1)	Audit fees consist of fees billed for the audit or review of our annual financial statements, quarterly financial statements and related regulatory filings.

(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported above as “Audit Fees”, including consultations of financial accounting and reporting standards and IPO related service.
(3)	Tax fees include fees billed for tax advice services.

Pre-approval Policies and Procedures

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., PRC including audit services, audit-related services, tax services and other services, as described above.

All audit and non-audit services performed by Deloitte Touche Tohmatsu CPA Ltd., PRC for 2010 were pre-approved by the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

Previously reported on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010.

Item 16G.	Corporate Governance

Rule 5615(a)(3) of the Nasdaq Listing Rules permits foreign private issuers such as our company to follow “home country practice” with respect to certain corporate governance matters. As a result, we follow the corporate governance practice in our home country, the Cayman Islands, in respect of the oversight of our executive officer compensation and director nominations matters. Hence, our corporate governance practices differ from those followed by domestic companies under the Nasdaq Listing Rules in that our compensation committee and corporate governance and nomination committees are not comprised solely of independent directors.

PART III

Item 17.	Financial Statements

We have elected to provide the financial statements and related information specified in Item 18.

Item 18.	Financial Statements

The following audited financial statements and reports of independent registered public accounting firm are included in this annual report beginning on page F-1.

—	Report of Independent Registered Public Accounting Firm
—	Consolidated Balance Sheets as of December 31, 2009 and 2010
—	Consolidated Statements of Operations for the Years Ended December 31, 2008, 2009 and 2010
—	Consolidated Statements of Changes in Equity and Comprehensive Income for the Years Ended December 31, 2008, 2009 and 2010
—	Consolidated Statements of Cash Flows for the Years Ended December 31, 2008, 2009 and 2010
—	Notes to Consolidated Financial Statements
—	Additional Information—Financial Statement Schedule I

Item 19.	Exhibit Index

Exhibit Number	Description of Exhibits

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.3	Form of Deposit Agreement among the Registrant, the Depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.4	Share Subscription Agreement, dated July 16, 2008, in respect of the sale of Series A convertible redeemable preferred shares of the Registrant (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.5	Amendment No. 1 to Share Subscription Agreement, dated July 16, 2008 (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.6	Second Share Subscription Agreement, dated August 15, 2008, in respect of the sale of Series A preferred shares of the Registrant (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010) .

2.7	Share Subscription Agreement, dated January 20, 2010, among the Registrant, Mr. He Dang, Merry Circle Trading Limited and Aegis Media Pacific Ltd (incorporated by reference to Exhibit 4.7 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.8	Second Amended and Restated Shareholders Agreement, dated January 20, 2010, among the Registrant, Mr. He Dang, Merry Circle Trading Limited, Honour Idea Limited, Aegis Media Pacific Ltd. and Chaview Investments Limited (incorporated by reference to Exhibit 4.8 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.9	Second Amended and Restated Registration Rights Agreement, dated January 20, 2010, among the Registrant, Mr. He Dang, Chaview Investments Limited and Aegis Media Pacific Ltd (incorporated by reference to Exhibit 4.9 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

Exhibit Number	Description of Exhibits

2.10	Joint Venture Agreement regarding Posterscope (Hong Kong) Limited and Beijing Vizeum Advertising Co. Ltd., dated January 20, 2010, among the Registrant, Posterscope Advertising Limited, Aegis Media Pacific Ltd., Media Port Holdings Limited and Posterscope (Hong Kong) Limited (incorporated by reference to Exhibit 4.10 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.11	Shareholders’ Agreement, dated January 20, 2010, among the Registrant, Media Port Holdings Limited, Posterscope Advertising Limited, Posterscope (Hong Kong) Limited and Aegis Media Pacific Ltd (incorporated by reference to Exhibit 4.11 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.1	Registrant’s 2008 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.3.1	Translation of the Advertising Agency Agreement, dated February 4, 2008, between Shanghai Haobangyany Advertising Co., Ltd. and Shanghai Media Group and Advertising Management Center of Shanghai Media Group (incorporated by reference to Exhibit 10.3.1 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.3.2	Translation of the Advertising Agency Agreement, dated April 23, 2009, between Beijing Shidai Charm Advertising Co., Ltd. and Shanghai Media Group and Advertising Management Center of Shanghai Media Group (incorporated by reference to Exhibit 10.3.2 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.3.3	Translation of the Exclusive Agency Agreement for Tianjin Satellite TV Advertisements, dated November 8, 2008, between Qinghai Charm Advertising Co., Ltd. and Tianjin Television Station (incorporated by reference to Exhibit 10.3.3 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.3.4	Translation of the Advertising Agency Agreement, dated February 9, 2010, between Qinghai Charm Advertising Co., Ltd. and Shanghai Media Group and Advertising Management Center of Shanghai Media Group (incorporated by reference to Exhibit 10.3.4 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.3.5	Translation of the Exclusive Agency Agreement for Tianjin Satellite TV Advertisements, dated December 1, 2009, between Qinghai Charm Advertising Co., Ltd. and Tianjin Television Station (incorporated by reference to Exhibit 10.3.5 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

*4.3.6	Translation of the Advertising Agency Agreement, dated January 24, 2011, between Shang Xing Media Co., Ltd. and Shanghai Media Group and Advertising Management Center of Shanghai Media Group.

Exhibit Number	Description of Exhibits

*4.3.7	Translation of the Exclusive Agency Agreement for Tianjin Satellite TV Advertisements, dated October 20, 2010, between Shang Xing Media Co., Ltd. and Tianjin Television Station.

4.4	Translation of Form of Exclusive Technology Support Agreements with respect to each of the variable interest entities, between Nanning Jetlong Technology Co., Ltd. and each variable interest entity (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.5	Translation of Form of Trademark, Trade Name and Domain Name License Agreements with respect to each of the variable interest entities, between Nanning Jetlong Technology Co., Ltd. and each variable interest entity (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.6	Translation of Form of Option and Cooperation Agreements with respect to each of the variable interest entities among Nanning Jetlong Technology Co., Ltd., the variable interest entity, and nominee shareholders of the variable interest entity (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.7	Translation of Form of Voting Rights Agreements with respect to each of the variable interest entities among Nanning Jetlong Technology Co., Ltd., the variable interest entity, and nominee shareholders of the variable interest entity (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.8	Translation of Form of Equity Pledge Agreements with respect to each of the variable interest entities among Nanning Jetlong Technology Co., Ltd., the variable interest entity, and nominee shareholders of the variable interest entity (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.9	Promissory Note, dated January 20, 2010, issued by the Registrant to Merry Circle Trading Limited (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

*8.1	List of Significant Subsidiaries of Charm Communications Inc.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Exhibits

*13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Deloitte Touche Tohmatsu CPA Ltd., an Independent Registered Public Accounting Firm.

*	filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHARM COMMUNICATIONS INC.

By:	/s/ WEI ZHOU
Name:	Wei Zhou
Title:	Chief Financial Officer

Date: May 3, 2011

CHARM COMMUNICATIONS INC.

CHARM COMMUNICATIONS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF Charm Communications Inc.

We have audited the accompanying consolidated balance sheets of Charm Communications Inc. (the “Company”), its subsidiaries and its variable interest entities (collectively, the “Group”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010, and the related financial statement schedule included in Schedule I. These consolidated financial statements and the related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Group’s internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2009 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

May 3, 2011

CHARM COMMUNICATIONS INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	December 31, 2009	December 31, 2010
ASSETS
Current Assets:
Cash and cash equivalents	54,737	123,320
Notes receivable	2,878	15,323
Prepaid expenses	31,670	63,680
Deposits	19,637	28,409
Accounts receivable, net of allowance for doubtful accounts of US$1,223 and nil as of December 31, 2009 and 2010, respectively	29,798	49,746
Amounts due from related party	—	2,485
Other current assets	570	1,587

Total current assets	139,290	284,550

Fixed assets, net	1,441	2,082
Investments in non-marketable equity securities	1,869	—

Total non-current assets	3,310	2,082

TOTAL ASSETS	142,600	286,632

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY

Current Liabilities:
Accounts payable (of which US$1,358 and US$9,012 as of December 31, 2009 and December 31, 2010 of the consolidated VIE without recourse to the Company, respectively)	1,401	19,341
Amounts due to related parties (of which US$3 and nil as of December 31, 2009 and December 31, 2010 of the consolidated VIE without recourse to the Company, respectively)	41	4,701
Advances from customers (of which US$30,400 and US$3,083 as of December 31, 2009 and December 31, 2010 of the consolidated VIE without recourse to the Company, respectively)	30,564	57,970
Accrued expenses and other current liabilities (of which US$9,075 and US$14,843 as of December 31, 2009 and December 31, 2010 of the consolidated VIE without recourse to the Company, respectively)	9,805	18,516
Dividends payable (of which nil and nil as of December 31, 2009 and December 31, 2010 of the consolidated VIE without recourse to the Company, respectively)	20,086	5,829

Total liabilities	61,897	106,357

CHARM COMMUNICATIONS INC.

CONSOLIDATED BALANCE SHEETS—continued

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	December 31, 2009	December 31, 2010
Commitments
Series A convertible redeemable preferred shares
(US$0.0001 par value per share; 17,500,000 and nil shares authorized and 12,500,000 and nil shares issued and outstanding as of December 31, 2009 and 2010; with aggregate amount of liquidation preference of US$55,664 and nil as of December 31, 2009 and December 31, 2010)	59,576	—

Equity
Charm Communications Inc.’s equity
Ordinary shares (US$0.0001 par value per share; 187,500,000 and 205,000,000 shares authorized; 50,000,000 and 78,260,102 shares issued and outstanding as of December 31, 2009 and December 31, 2010)	5	8
Additional paid-in capital	(1,974)	115,288
Retained earnings	23,031	59,783
Accumulated other comprehensive income	65	4,319

Total Charm Communications Inc. shareholders’ equity	21,127	179,398
Non-controlling interest	—	877

Total equity	21,127	180,275

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY	142,600	286,632

The accompanying notes are an integral part of these consolidated financial statements.

CHARM COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	2008	2009	2010
Revenues
Media investment management	79,266	87,275	162,623
Advertising agency	13,592	15,301	24,776
Branding and identity services	4,956	3,466	5,002

Total revenues:	97,814	106,042	192,401

Cost of revenues
Media investment management	63,443	68,538	118,224
Advertising agency	1,769	2,057	2,867
Branding and identity services	2,860	1,568	2,715

Total cost of revenues:	68,072	72,163	123,806

Gross profit	29,742	33,879	68,595

Operating expenses
Selling and marketing expenses	8,368	10,979	20,314
General and administrative expenses	3,461	5,560	6,748

Total operating expenses	11,829	16,539	27,062

Operating profit	17,913	17,340	41,533

Interest income	665	575	1,255
Interest expense	—	—	(488)
Impairment on investments in non-marketable equity securities	—	(1,940)	(1,810)
Realized gain from sales of equity securities	111	—	—
Other (loss) income	(27)	44	—

Income before income tax expense	18,662	16,019	40,490
Income tax expense	275	752	1,998

Net income	18,387	15,267	38,492

Net income attributable to non-controlling interest	—	—	525

Net income attributable to Charm Communications Inc.	18,387	15,267	37,967

Accretion of Series A convertible redeemable preferred shares	(3,119)	(7,800)	(1,215)

Net income attributable to Charm’s ordinary shareholders	15,268	7,467	36,752

Net income per share:
Basic	0.27	0.07	0.51
Diluted	0.27	0.07	0.49

Shares used in computation of net income per share:
Basic	50,000,000	50,000,000	70,483,686
Diluted	50,406,264	52,011,348	73,475,901

Share-based compensation expenses during the year included in:
Cost of revenues	25	17	7
Selling and marketing expenses	1,254	1,481	1,468
General and administrative expenses	531	786	1,024

The accompanying notes are an integral part of these consolidated financial statements.

CHARM COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

AND COMPREHENSIVE INCOME

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares)

	Ordinary Shares		Additional paid-In	Retained	Accumulated other comprehensive	Non-controlling	Total	Comprehensive
	Number	Amount	capital	earnings	income	interest	equity	income
Balance at December 31, 2007	50,000,000	5	(6,068)	23,256	2,003	—	19,196
Cumulative translation adjustment					(1,915)		(1,915)	(1,915)
Unrealized gains on equity securities	—	—	—	—	111	—	111	111
Reclassification of unrealized gains on equity securities upon disposal	—	—	—	—	(111)	—	(111)	(111)
Net income	—	—	—	18,387	—	—	18,387	18,387
Accretion of Series A convertible redeemable preferred shares	—	—	—	(3,119)	—	—	(3,119)	—
Share-based compensation	—	—	1,810	—	—	—	1,810	—
Dividends declared				(22,960)		—	(22,960)

Balance at December 31, 2008	50,000,000	5	(4,258)	15,564	88	—	11,399	16,472

Cumulative translation adjustment	—	—	—	—	(23)	—	(23)	(23)
Net income	—	—	—	15,267	—	—	15,267	15,267
Accretion of Series A convertible redeemable preferred shares	—	—	—	(7,800)	—	—	(7,800)	—
Share-based compensation	—	—	2,284	—	—	—	2,284	—

Balance at December 31, 2009	50,000,000	5	(1,974)	23,031	65	—	21,127	15,244

Cumulative translation adjustment	—	—	—	—	4,254	—	4,254	4,254
Net income	—	—	—	37,967	—	525	38,492	38,492
Addition of non-controlling interest	—	—	—	—	—	352	352	—
Issuance of ordinary share to Aegis	12,390,000	1	49,277	—	—	—	49,278	—
Repurchase of shareholder’s shares	(4,890,000)	(1)	(19,560)	—	—	—	(19,561)	—
Issue of ordinary shares at Initial Public Offering, net of offering cost of US$3,776	15,625,000	2	65,245	—	—	—	65,247	—
Accretion of Series A convertible redeemable preferred shares	—	—	—	(1,215)	—	—	(1,215)	—
Conversion of Series A convertible redeemable preferred shares	5,000,000	1	19,427	—	—	—	19,428	—
Share-based compensation	—	—	2,499	—	—	—	2,499	—
Exercise of options	135,102	—	374	—	—	—	374	—

Balance at December 31, 2010	78,260,102	8	115,288	59,783	4,319	877	180,275	42,746

The accompanying notes are an integral part of these consolidated financial statements.

CHARM COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. dollars (“US$”)

	2008	2009	2010
Cash flows from operating activities:
Net income	18,387	15,267	38,492
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	169	304	537
Allowance for doubtful accounts	77	1,223	990
Impairment on investments in non-marketable equity securities	—	1,940	1,810
Share-based compensation	1,810	2,284	2,499
Realized gain from sale of equity securities	(111)	—	—
Non-monetary revenue transactions	(3,545)	(291)	(319)
Changes in operating assets and liabilities:
Accounts and notes receivables	(24,716)	2,506	(20,181)
Prepaid expenses, deposits and other current assets	(4,066)	(16,364)	(38,654)
Amounts due from related parties	439	—	(2,423)
Accounts payable	(28,086)	(10,714)	8,275
Advances from customers	13,109	1,940	25,620
Accrued expenses and other current liabilities	3,260	2,664	7,252
Amounts due to related parties	(2,564)	(9)	(457)

Net cash (used in) provided by operating activities	(25,837)	750	23,441

Cash flows from investing activities:
Acquisition of fixed assets	(1,058)	(485)	(919)
Purchase of equity securities	(5,669)	—	—
Proceeds from sale of equity securities	5,780	—	—
Proceeds from acquisition of Posterscope and Vizeum (net of cash acquired of US$4,114)	—	—	3,586

Net cash (used in) provided by investing activities	(947)	(485)	2,667

Cash flows from financing activities:
Series A preferred share redemption	—	—	(41,363)
Proceeds from issuance of ordinary shares to Aegis, net of issuance cost of US$350	—	—	49,278
Payments of shareholder loan	—	—	(19,560)
Proceeds from Initial Public Offering	—	—	69,023
Payments of IPO expenses			(3,244)
Distributions paid to shareholder	—	(6,308)	(14,455)
Proceeds from option exercise			374
Proceeds from issuance of Series A redeemable preferred shares, net of issuance cost	48,725	—	—

Net cash provided by (used in) financing activities	48,725	(6,308)	40,053

Effect of exchange rates on cash and cash equivalents	2,406	(43)	2,422

Net increase (decrease) in cash and cash equivalents	24,347	(6,086)	68,583

Cash and cash equivalents at the beginning of the year	36,476	60,823	54,737

Cash and cash equivalents at the end of the year	60,823	54,737	123,320

Supplementary disclosure of cash flow information
Income taxes paid	496	691	364
Interest expense paid	—	—	488

Supplementary schedule of non-cash activities
Non-marketable equity securities received for services rendered	3,809	—
Conversion of preferred shares to common shares upon IPO			19,428
Issuance of shareholder loan to acquire common shares			19,560
Accrued offering cost			532

The accompanying notes are an integral part of these consolidated financial statements.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Charm Communications Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on January 25, 2008. The Company, together with its variable interest entities (“VIEs”) and subsidiaries (collectively the “Group”), is an integrated advertising agency in the People’s Republic of China (the “PRC”). For management purposes, the Group is currently organized into three operating segments—media investment management, advertising agency, and branding and identity services. The Group’s principal geographic market is in the PRC.

As of December 31, 2010, the Company’s subsidiaries and the Group’s variable interest entities included the following entities:

		Later of Establishment	Percentage of
Companies	Place of Incorporation	Or Acquisition	Legal Ownership

Subsidiaries:

Movie-Forward Ltd. (“Movie”)	BVI	June 2007	100%
Media Port Holdings Limited (“Media Port”)	BVI	November 2009	100%
Media Talent International Limited (“Talent”)	BVI	May 2010	100%
Charm Hong Kong Limited (“Charm Hong Kong”)	Hong Kong	April 2008	100%
O’Master Communications (Hong Kong) Ltd. (“O’Master”)	Hong Kong	June 2010	100%
Posterscope (Hong Kong) Ltd. (“Posterscope”)	Hong Kong	January 2010	60%
Nanning Jetlong Technology Co., Ltd. (“NJTC”)	PRC	October 2005	100%
Beijing Vizeum Advertising Co., Ltd. (“Vizeum”)	PRC	January 2010	60%
Charm Media Co., Ltd. (“Charm Media”)	PRC	November 2010	100%
Shang Xing Media Co., Ltd. (“Shang Xing”)	PRC	October 2010	100%

VIEs and wholly owned enterprise:

Yida Charm Advertising Co., Ltd. (“YiDa”)	PRC	October 2006	N/A
Shidai Charm Advertising Co., Ltd. (“ShiDai”)	PRC	November 2006	N/A
QingHai Charm Advertising Co., Ltd. (“QingHai”)	PRC	August 2008	N/A
Beijing Charm Culture Co., Ltd (“Charm Culture”)	PRC	November 2010	N/A

Media Port holds 60% ownership of Posterscope, which holds all of the outstanding equity interest in Vizeum.

O’Master is a wholly owned subsidiary of Talent. O’Master holds all of the outstanding equity interest in Charm Media and Shang Xing.

Charm Hong Kong holds all of the outstanding equity interest in NJTC. NJTC has entered into a series of contractual arrangements with the VIEs under which it is the primary beneficiary of the VIEs.

NJTC, Charm Media and Shang Xing are considered as wholly foreign owned enterprises (“WFOEs”).

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

Prior to January 1, 2011 the Company did not conduct any substantive operations of its own other than Vizeum but rather conducted its operations in the PRC through the VIEs and their subsidiaries.

PRC laws and regulations have certain restrictions on foreign ownership of media content and advertising business. To comply with these foreign ownership restrictions, NJTC was established by and the paid-in capital was funded by the Company’s founder. NJTC has entered into certain exclusive contractual agreements with the VIEs and the shareholders of these VIEs, Under these agreements, NJTC has the ability to receive substantially all of the expected residual returns of the VIES and their subsidiaries and also has the power to control the VIEs.

Agreements that transfer economic benefits to NJTC

Trademark, Trade Name and Domain Name License Agreements

Under the trademark, trade name and domain name license agreements between NJTC and each of the VIEs, NJTC grants a non-exclusive license to use its trademark, trade name and domain name to the VIEs, in exchange for a quarterly license fee calculated based on each VIE’s profit in the corresponding quarter. NJTC is entitled to adjust the license fees in its sole discretion. The trademark, trade name and domain name license agreements remain in effect until the expiration of the trademark, trade name and domain name.

Exclusive Technology Support Agreements

Under the exclusive technical support agreements between NJTC and each of the VIEs, NJTC will provide technology services and consulting services to the VIEs, in exchange for a quarterly service fee based on a predetermined formula. NJTC is entitled to adjust the service fees in its sole discretion. The term of each exclusive technology support agreement is twenty years from the effective date thereof, and the agreement will be automatically renewed for an additional twenty years upon expiration unless NJTC gives prior written notice to the VIEs not to renew the agreements.

Option and Cooperation Agreements

With respect to each VIE, NJTC, the VIE and the nominee shareholders of the VIE, have entered into an option and cooperation agreement. Pursuant to the option and cooperation agreement, NJTC has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all or part of the equity interest in the VIE from the nominee shareholders. The purchase price for the entire equity interest shall be the minimum price permitted by applicable PRC laws, rules and regulations. Each shareholder of the VIE agreed to pay the purchase price received from NJTC to the VIE after NJTC exercised its option. The term of the option and cooperation agreement is twenty years from the effective date thereof, and the agreement will be automatically renewed for an additional twenty years upon expiration until the completion of the transfer of all of the equity interest provided therein.

Equity Pledge Agreements

With respect to each VIE, NJTC, the VIE and the nominee shareholders of the VIE have entered into an equity pledge agreement. Under the equity pledge agreement, the nominee shareholders have pledged their respective equity interests in the VIE to NJTC to secure the obligations of the VIE under its trademark, trade name and domain name license agreement and the exclusive technology support agreement with NJTC. In addition, the nominee shareholders agreed not to transfer, sell, pledge, dispose of or create any encumbrance on their equity interests in the VIE. The VIE covenants that without prior consent of NJTC, it will not distribute any dividends. The equity pledge agreement will expire two years after the VIE has fully performed its obligations under its trademark, trade name and domain name license agreement and the exclusive technical support agreement with NJTC.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

Agreements that provide NJTC effective control over VIEs

Voting Rights Agreements

The nominee shareholders of each VIE have signed a voting rights agreements, pursuant to which the nominee shareholders have granted NJTC, or a person designated by NJTC, the right to exercise all of the voting rights as shareholders of the VIE. The voting rights agreements will remain in effect until all of the equity interests in VIEs have been transferred to NJTC pursuant to the option agreements described above.

In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for VIE. The amendments effectively replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entities economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The new guidance also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement.

The Group adopted the new guidance on January 1, 2010 and the disclosure requirements of the new guidance were retrospectively applied for all the periods presented in the financial statements.

As discussed above, the Company has a number of VIEs which it has consolidated under the authoritative literature prior to the amendment discussed above because it was the primary beneficiary of those entities. Because the Company, through its wholly owned subsidiary, NJTC, has (1) the power to direct the activities of the VIEs that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIEs, it continues to consolidate the VIEs upon the adoption of the new guidance which therefore, other than for additional disclosures, had no accounting impact.

The Company believes that NJTC’s contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. The shareholders of the VIEs are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

The Company’s ability to control the VIE also depends on the power of attorney NJTC has to vote on all matters requiring shareholder approval in the VIE. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, NJTC or the VIEs.

There are no consolidated VIEs assets that are collateral for the VIEs’ obligations and can only be used to settle the VIE’s obligations.

The following financial statement balances and amounts of the Company’s VIEs were included in the accompanying consolidated financial statements:

		December 31, 2009	December 31, 2010
Total Assets		78,579	92,853
Total Liabilities		60,922	32,768

	2008	2009	2010
Revenue	97,642	103,912	183,608
Net income	98	16,753	39,439

	2008	2009	2010
Net cash (used in) provided by operating activities	(12,377)	15,474	15,544
Net cash used in investing activities	(945)	(418)	(661)
Net cash used in financing activities	—	(6,308)	(14,455)

Starting 2011 the Company mainly conducts its business through its wholly owned subsidiaries rather than through the VIEs. O’Master is the immediate holding company of Charm Media and Shang Xing and since it has a three-year operating history of an advertising business outside the PRC (namely, in Hong Kong) it and its subsidiaries are not subject to the restrictions on foreign invested enterprises undertaking a media content and advertising business in the PRC.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs and their wholly owned enterprises. All inter-company transactions and balances have been eliminated on consolidation.

Significant risks and uncertainties

Foreign Currency Risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash balances in RMB as of December 31, 2009 and 2010 were RMB372.1 million (an equivalent of US$54,514) and RMB640.2 million (an equivalent of US$96,997), representing 99.6% and 78.7% of the cash and cash equivalents as of December 31, 2009 and 2010 respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable and notes receivable. As of December 31, 2009 and 2010, substantially all of the Group’s cash and cash equivalents were deposited in several financial institutions. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and ongoing monitoring process on outstanding balances. No customer accounted for more than 10% of accounts receivable as of December 31, 2009 and one customer accounted for 12% of accounts receivable as of December 31, 2010.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use or which have maturities of three months or less when purchased.

Accounts receivable and allowance for doubtful accounts

The Group provides specific provision for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the age of the balance, the customer’s historical payment history, the customer’s current credit-worthiness and the current economic trends.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Notes receivable

Notes receivable represent bank drafts which may be drawn upon financial institutions. The Group receives these notes receivable as a form of payment from its customers. These notes are transferable and are generally payable after three to six months.

Prepaid expenses

Prepaid expenses mainly represent the prepaid media costs made to television stations in advance of the airing of an advertisement.

Deposits

Deposits consist of the deposits that are required to bid for advertising slots with China Central Television (“CCTV”). The Group makes these deposits in advance of the bidding. If the bid is successful, the deposit will be used against future purchases of advertising time; if the bid is unsuccessful, the funds are returned.

Deposits also represent amounts paid by the Group to other television stations in order to secure advertising time on the respective television channels.

Other current assets

Other current assets include bank interest receivable, rental deposit & prepayment, and staff advance of the Company.

Fixed assets, net

Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Computers, software and office equipment Leasehold improvements	5 years lesser of lease terms or 5 years, the estimated useful lives of the asset

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable when these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group will recognize an impairment loss based on the fair value of the assets.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Investments in non-marketable equity securities

For investment in an investee over which the Group does not have significant influence, the Group carries the investment at cost and recognizes income as any dividends received from the distribution of the investee’s earnings. The Group reviews the cost investment for impairment whenever events or changes in circumstances indicate that the impairment is other-than-temporary. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment.

Advances from customers

Advances from customers represent the customers’ prepayment of advertising costs to the Group. The customers will generally pay the Group a month in advance of their advertisements being aired. The Group will then make a payment to the television stations.

Fair value of financial instruments

Financial instruments include investment in non-marketable equity securities, cash and cash equivalents, accounts and notes receivable, accounts payable, deposits and amounts due from and to related parties. The fair value of financial instruments approximates to their carrying value as of December 31, 2010.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Fair value—continued

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group had an investment in non-marketable equity securities that is measured at fair value on nonrecurring basis as of December 31, 2010 based on level 3 inputs.

Revenue recognition

The Group recognizes revenues based on the following revenue recognition principles.

Revenues are recognized when the following four criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products or services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable and (iv) collection of the resulting receivable is reasonably assured.

More specifically, the Group derives revenue from three operating segments. The revenue recognition policies for those segments are as follows:

(1)	Media investment management

Media investment management revenues are derived from the sale of advertising time or other advertising rights owned by the Group. The advertising time or rights are purchased from television networks and as a result the Group has the risk of ownership. Accordingly, the sale of these advertising time or rights is recorded on a gross basis. The revenues for these sales are recognized when the related advertisement time or right is utilized by the client.

(2)	Advertising Agency

Advertising agency revenues are derived from commissions received for assisting advertising clients in obtaining advertisement time on media platforms, primarily television stations. In general, the commission received is based on a percentage of the cost of the advertising time purchased by the client. In many cases, the client pays the media owner for the advertising resource through the Group, however the Group acts as an agent for the client for these transactions, and accordingly, the revenue from these transactions is recognized on a net basis. The commission revenue is recognized when the related advertisement resource is utilized by the client.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Revenue recognition—continued

The Group also receives performance-based sales commissions from the media platforms, equal to a percentage of the purchase price for qualifying advertising resource purchased and utilized by advertising clients the Group represents. The amount of the additional commissions earned may be subject to adjustment based on various performance factors. Revenue is accrued and recognized when the amounts of the additional commissions are probable and reasonably estimable.

(3)	Branding and Identity Services

Branding and identity service revenues are derived from creative design and production management services for the development of advertisements and marketing consulting services. These revenues are recognized either upon delivery of the completed advertisement or ratably over the marketing consulting service period.

Rebates to customers

The Group provides cash incentives to certain customers based on their media spending volume and performance on the Company’s media investment business, and accounts for it as a reduction of revenue. The Group has estimated and recorded rebates to customers of US$1,376, US$1,378, and US$4,938 for the years ended December 31, 2008, 2009 and 2010, respectively.

Cost of revenues

(1)	Media investment management

Cost of revenues related to media investment management is primarily the cost of advertising time or other advertising rights sold and business taxes. The cost of advertising time or other rights is expensed when the right is utilized by the client or expires unused. The cost of business taxes are expensed as incurred.

(2)	Advertising agency

Cost of revenues related to advertising agency is primarily personnel related costs, business taxes and equipment depreciation expense. These costs are expensed as incurred.

(3)	Branding and identity services

Cost of revenues related to branding and identity services is primarily costs incurred for advertisement production, personnel related costs and business taxes. These costs are expensed as incurred

The total amount of business taxes and surcharges included in cost of revenues were US$4,344, US$3,530, and US$6,810 for the years ended December 31, 2008, 2009 and 2010, respectively.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar. The Company’s PRC subsidiaries and VIEs and their wholly owned enterprise determine their functional currencies to be the Chinese Renminbi (“RMB”). The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of its PRC subsidiaries, VIEs and their wholly owned enterprise, respectively.

Translation differences are recorded in accumulated other comprehensive income, a component of equity. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in the consolidated statements of operations.

Net income per share

Basic net income per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted net income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options and the conversion of convertible redeemable preferred shares.

Holders of Class A and Class B ordinary shares have the same dividend rights. Accordingly, the Company has not used the two-class method in computing net income per share.

Income taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Group records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Non-controlling interest

On January 20, 2010, the Group acquired 60% of Vizeum’s business for the purpose of providing with an enhanced service platform that enables the Group to attract new advertising clients and expand customer base.

The 40% interest held by Aegis Media is recorded as non-controlling interest in the consolidated balance sheet and consolidated statement of operations.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Share-based compensation

Share-based payments to employees are measured based on the fair values of share option on the grant dates and recognized as compensation expense over the requisite service periods on a straight -line basis with a corresponding addition to paid-in capital provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date.

Share awards issued to consultants are measured at fair value at the earlier of the commitment date or the date the services is completed and recognized over the period the service is provided or as goods are received. The Group uses the Black-Scholes option pricing model to measure the value of options granted to consultants and employees at each measurement date.

For the share options granted with performance condition, share-based compensation expense is recognized based on the probable outcome of the performance condition. A performance condition is not taken into consideration in determining fair value of the options granted.

Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income is reported in the statements of changes in equity.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, fair value and impairment of investment in non-marketable equity securities, share-based compensation and revenue recognition with respect to equity securities received for services rendered.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Recently Issued Accounting Pronouncements Not Yet Adopted

In October 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence (VSOE), vendor objective evidence (VOE) or third-party evidence (TPE) is unavailable. Prospective application of this new guidance for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. Alternatively, an entity can elect to adopt this guidance on a retrospective basis. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

In April 2010, the FASB issued an authoritative pronouncement on effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

3.	ACQUISITION

On January 20, 2010, the Group acquired 60% of Posterscope, which in turn holds 100% of Vizeum’s business in connection with the advertising agency business for the purpose of providing an enhanced service platform that enables the Group to attract new advertising clients and expand customer base. The consideration for the acquisition was RMB3.6 million (an equivalent of US$528). The pro forma effects of the Vizeum acquisition as if the acquisition period had occurred on January 1, 2010 on the Group’s consolidated financial statements were immaterial as Vizeum had no significant business transactions from January 1, 2010 to January 20, 2010.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

3.	ACQUISITION—CONTINUED

The 40% interest held by Aegis Media is recorded as non-controlling interest in the consolidated balance sheet and consolidated statement of operations. From January 1, 2016, Aegis Media will have the right to purchase remaining interest of 60% from the Company, which may ultimately make the consolidated joint venture a wholly-owned subsidiary of Aegis Media. The consideration for the transfers of additional interest described above will be based on a multiple of the average after-tax profits of the consolidated joint venture for the two-year period prior to a transfer.

The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition as follows:

US$ (‘000)
Cash and cash equivalents	4,114
Current assets	11, 769
Fixed assets	185
Current liabilities	(15,188)
Non-controlling interest	(352)

Total consideration	528

4.	ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Net accounts receivable consists of the following for the years ended December 31, 2009 and 2010:

	2009	2010
Accounts receivable	31,021	49,746
Allowance for doubtful accounts
Beginning balance as of January 1	77	1,223
Write-offs	(77)	(2,213)
Additional allowance during the year	1,223	990

Less: ending balance of allowance for doubtful accounts	1,223	—

Accounts receivable, net	29,798	49,746

5.	FIXED ASSETS, NET

Fixed assets consist of the following:

	December 31, 2009	December 31, 2010
Computers, software and office equipment	1,167	2,130
Leasehold improvements	828	1,160

Sub-total	1,995	3,290
Less: accumulated depreciation	554	1,208

	1,441	2,082

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

5.	FIXED ASSETS, NET—CONTINUED

Depreciation expense was US$169, US$304, and US$537 for the years ended December 31, 2008, 2009, and 2010, respectively.

6.	INVESTMENTS IN NON-MARKETABLE EQUITY SECURITIES AND NON-MONETARY TRANSACTIONS

For the years ended December 31, 2008, 2009, and 2010, the amounts of the revenue recognized under non-monetary transactions in exchange for investments in non-marketable equity securities were US$3,545, US$190 and nil, respectively. In 2008 the Group entered into agreements to exchange advertising time slots for an equity interest. The fair values of non-marketable equity securities were more readily determinable than the revenue exchanged, and therefore, the revenues were recognized based on the fair values of the non-marketable equity securities. The fair values were determined by management, and in doing so considered the valuation of an independent valuer.

The Group uses the cost method of accounting to record its investments since the Group does not have the ability to exercise significant influence over the operating and financial policies. The Group periodically reviews the investment for other-than-temporary impairment. The investment in non-marketable equity securities as of December 31, 2010 consisted of the following:

Investee companies	Percentage of Ownership	Carrying value as of December 31, 2009	Carrying value as of December 31, 2010
Wuzhou Zhizhonghe Health-Care Foodstuffs Co., Ltd. (“Zhizhonghe”)	15%	1,869	76

The Group measures its cost method investments at fair value when they are deemed to be other-than-temporarily impaired. The fair values of the Group’s investments are determined based on valuation techniques using the best information available. An impairment charge is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other than temporary.

During the year ended December 31, 2009 and 2010, impairment charges of US$1,940 and US$1,810 were recognized, respectively, measured at fair value on a nonrecurring basis as the declines in their respective fair values below their cost were determined to be other-than-temporary, which involves judgment as to the severity and duration of the decline below fair value. The fair value of the equity interest as of December 31, 2010 in Zhizhonghe was developed through the value of the equity interest specified in a subsequent equity transfer agreement. During the fourth quarter of 2010, the Company started negotiations with Zhizhonghe’s majority owner to sell its 15% cost method investment in Zhizhonghe. According to the final subsequent equity transfer agreement signed on February 12, 2011, the Company sold its investment in Zhizhonghe to Zhizhonghe’s majority owner at US$76. The balance of US$76 for the investment was recorded in other current asset as of December 31, 2010.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31, 2009	December 31, 2010
Tax payable	3,073	3,963
Deposits from customers and refundable expenses	4,358	7,180
Accrued professional costs	331	1,232
Accrued staff and selling related expenses	1,614	5,628
Others	429	513

	9,805	18,516

The accrued selling related expenses mainly represented the accrued expenses related to sales commission in 2010.

8.	DIVIDENDS PAYABLE

In 2009 and 2010, US$6,308 and US$14,455 were paid to the controlling shareholder, respectively, and US$5,829 was unpaid as of December 31, 2010.

Balance at December 31, 2008	26,394
Dividend payments in 2009	6,308

Balance at December 31, 2009	20,086
Dividend payments in 2010	14,455
Effect of exchange rate fluctuation	198

Balance at December 31, 2010	5,829

In May 2010, to simplify the structure, NJTC terminated the contractual arrangements with certain VIEs which were inactive and held mainly cash balances. The aggregate net assets at the time of the termination was RMB98.6 million (an equivalent of US$14,455) and this was treated as a payment of dividend to the controlling shareholder in relation to the dividend payable.

9.	COST OF REVENUES

In April 2009, a television station with which the Group had an exclusive advertising agreement agreed to reduce by US$3,661 the cost of 2008 advertising time that the Group had purchased as advertising time slots were withdrawn by the television station due to the earthquake event in May 2008. The amount was recorded as a reduction of cost of revenues in 2009.

In December 2009, another television station with which the Group had an exclusive advertising agreement agreed to reduce by US$1,009 the cost of 2009 advertising time due to the deteriorating viewership rating in 2009. The amount was recorded as a reduction of cost of revenues in 2009.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

10.	INCOME TAX EXPENSE

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Group is not subject to income tax.

Hong Kong

No Hong Kong profits tax has been provided as the Group does not have assessable profits that are earned in or derived from Hong Kong for the years ended December 31, 2008, 2009 and 2010.

PRC

The Group’s subsidiaries and VIEs in the PRC are all subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws and regulations.

Under the PRC Enterprise Income Tax Law (“the New Enterprise Income Tax Law” or “the New EIT Law”) the standard income tax rate for domestic-invested and foreign-invested enterprises in the PRC is 25%.

The Group has a WOFE and a VIE which are entitled to certain reductions in the rate below 25%.

NJTC, registered in Nanning, was entitled to a preferential EIT rate of 15% until the year of 2010 and was further entitled to a two-year EIT exemption from its first profitable year, which is 2007 and 2008, followed by a 50% reduction of its applicable EIT rate for the succeeding three years. Further according to preferential tax policy of Nanning Beibuwan District Economic Zone, NJTC was exempt from local income tax of 3% in 2009 and 2010. Therefore, it was subject to 4.5% of EIT rate in 2009 and 2010, and is subject to 12.5% in 2011, and 25% for 2012 and thereafter.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

10.	INCOME TAX EXPENSE—continued

PRC—continued

Qinghai, registered in Qinghai, was entitled to a two year EIT exemption from its first profitable year, which is 2009 and 2010, followed by a 50% reduction of its applicable EIT rate for the succeeding three years. Therefore, Qinghai is subject to 12.5% for 2011 and 2012, and 25% for 2013 and thereafter.

Uncertainties exist with respect to how the PRC’s current income tax law applies to the Company’s overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within PRC. The Implementation Rules to the New Law provide that non-resident legal entities will be considered as PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that its legal entities organized outside of the PRC should be treated as residents for the New EIT Law’s purposes. If one or more of the Company’s legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect the Company’s results of operation.

The Group had minimal operations in jurisdictions other than the PRC.

The principal components of the Group’s deferred income tax assets are as follows:

	December 31, 2009	December 31, 2010
Deferred tax assets:
Non-current
Allowance for doubtful accounts	306	—
Allowance for investment impairment	485	—

Total deferred tax assets	791	—
Valuation allowance	(791)	—

Net deferred tax assets	—	—

A reconciliation of the income tax expense to the amount computed by applying the current tax rate to the income before income tax expense in the statements of operations is as follows:

	2008	2009	2010
Expected income tax expense at PRC EIT statutory rate of 25%	4,666	4,005	10,123
Non-deductible expenses	183	232	1,309
Impact of foreign tax rates	548	576	924
Changes in valuation allowance	—	791	(791)
Effect of tax holiday inside PRC	(5,122)	(4,852)	(9,567)

Total income tax expense	275	752	1,998

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

10.	INCOME TAX EXPENSE—continued

PRC—continued

Certain consolidated entities of the Group enjoy tax holidays granted by the local tax authorities in the PRC. Without the tax holidays, the Group’s income tax expense would have increased and the Group’s net income would have been reduced by US$5,122, US$4,852 and US$9,567 for the years ended December 31, 2008, 2009 and 2010, respectively. The impact of the tax holidays on basic net income per share was an increase of US$0.10, US$0.10 and US$0.14 for the years ended December 31, 2008, 2009 and 2010, respectively. The impact of the tax holidays on diluted net income per share was an increase of US$0.10, US$0.09 and US$0.13 for the years ended December 31, 2008, 2009 and 2010 respectively.

The Company intends to re-invest all undistributed retained earnings of its foreign subsidiaries to finance their future operations and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries, However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIE affiliate because it believes such excess earnings can be distributed in a manner that would not be subject to tax. The Company did not have material deferred tax liability as of December 31, 2009 and 2010.

The Group has concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The Group has no material unrecognized tax benefits which would favourably affect the effective income tax rate in future periods. The Group classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2010, there was no interest and penalties related to uncertain tax positions. The Group does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The years 2008 to 2010 remain subject to examination by the PRC tax authorities.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

11.	NET INCOME PER SHARE

Basic net income per share and diluted net income per share have been calculated as follows:

	2008	2009	2010
Numerator:
Net income attributable to Charm Communications Inc.	18,387	15,267	37,967
Accretion of Series A convertible redeemable preferred shares	(3,119)	(7,800)	(1,215)
Undistributed earnings allocated to preferred shareholders	(1,664)	(4,000)	(658)

Net income attributable to ordinary shareholders for computing basic and diluted net income per ordinary share	13,604	3,467	36,094

Denominator:
Weighted average ordinary shares outstanding used in computing basic net income per share	50,000,000	50,000,000	70,483,686
Employee stock options	406,264	2,011,348	2,992,215

Number of ordinary shares outstanding used in computing diluted net income per share	50,406,264	52,011,348	73,475,901

Net income per share—basic	0.27	0.07	0.51
Net income per share—diluted	0.27	0.07	0.49

For the years ended December 31, 2008, 2009 and 2010, the Series A convertible redeemable preferred shares (“Series A preferred shares”) were considered anti-dilutive using “if converted” method in the dilutive earning per share computation.

Employee stock options granted in July and September of 2008 were excluded from the computation of diluted net income per share for the year ended December 31, 2008 because these options were out-of-the-money and their effects were anti-dilutive using the treasury stock method.

Employee stock options granted in November of 2009 were excluded from the computation of diluted net income per share for the year ended December 31, 2009 because their effects were anti-dilutive using the treasury stock method.

Employee stock options granted in January and November of 2009 and April of 2010 and nonvested shares granted on November 2010 were excluded from the computation of diluted net income per share for the year ended December 31, 2010 because their effects were anti-dilutive using the treasury stock method.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

11. NET INCOME PER SHARE—continued

For 2008, 2009 and 2010, the total shares that were anti-dilutive and not included in the computation of diluted earnings per income calculations are 13,386,000 shares, 13,578,000 shares, and 3,733,377 shares, respectively.

The preferred shareholders were entitled to receive non-cumulative dividends on the Series A Preferred Shares in preference to any dividend on the ordinary shares at the rate of 8% per annum when and if declared by the Board, from funds legally available prior to any distribution with respect to the ordinary shares. No dividend can be paid on ordinary shares at a rate greater than the rate at which dividends are paid on Series A Preferred Shares without approvals from two thirds of preferred shareholders. Therefore, dividends on the Series A Preferred Shares were deducted from net income for the computation of net income attributable to ordinary shareholders. Any remaining earnings for the period were allocated to the ordinary shareholders.

Upon completion of the qualified IPO, all of the Company’s ordinary shares were converted into Class B ordinary shares. The Class B ordinary shares consist of ordinary shares held by the shareholders prior to the completion of the IPO and any ordinary shares issued upon the exercise of options granted to participants of the 2008 share incentive plan.

12.	ORDINARY SHARES AND INITIAL PUBLIC OFFERING

The Company’s Memorandum and Articles of Association, as amended in April 9 2010, authorizes the Company to issue 205,000,000 ordinary shares with a nominal or par value of $0.0001 each and comprising (a) 122,500,000 Class A ordinary shares and (b) 82,500,000 Class B ordinary shares. Upon completion of the IPO, all of the Company’s ordinary shares were re-classified into Class A ordinary shares, which are entitled to one vote per share, and Class B ordinary shares which are entitled to five votes per share. The Class B ordinary shares consist of ordinary shares held by the shareholders prior to the completion of the IPO and any ordinary shares issued upon the exercise of options granted under the 2008 share incentive plan. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Holders of Class A and Class B ordinary shares have the same rights except for voting and conversion rights.

On March 28, 2008, the Company issued 50,000,000 ordinary shares to the then shareholder of Movie as part of the Company’s re-organization plan. On January 20, 2010, the Company issued 12,390,000 redeemable ordinary shares to Aegis Media at an aggregate price of approximately US$49,560. In April 2010, the 12,390,000 redeemable ordinary shares held by Aegis Media was converted into ordinary shares. On January 20, 2010, the Company also purchased 4,890,000 ordinary shares from Mr. He Dang, the Company’s founder, for a consideration of approximately US$19,560. The Company issued a promissory note to Mr. He Dang in the same amount due on January 20, 2011, with annual interest rate of 4.75%. In June and September 2010, the Company has fully settled the promissory note with interest expense of US$488.

In May 2010, the Company completed an initial public offering. In the offering, 7,812,500 American depositary shares (“ADSs”), representing 15,625,000 Class A ordinary shares were sold to the public at a price of $9.50 per ADS. The net proceeds to the Company from the initial public offering, after deducting commissions and offering expenses, were approximately $65,247. And upon completion of the initial public offering, 5,000,000 Series A preferred shares were automatically converted into ordinary shares.

As of December 31, 2010, there are 15,760,102 Class A ordinary shares and 62,500,000 Class B ordinary shares outstanding as of December 31, 2010.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

13.	REDEMPTION AND CONVERSION OF SERIES A CONVERTIBLE REDEEMABLE PREFERRED SHARES

On July 16 and August 19, 2008, the Company issued an aggregate of 12,500,000 Series A preferred share at US$4 per share for total gross proceeds of US$50,000.

As of December 31, 2009, the Company had 12,500,000 Series A Preferred Shares outstanding. On January 20, 2010, 7,500,000 Series A preferred shares were redeemed, and upon completion of the initial public offering in May 2010, the remaining 5,000,000 Series A preferred shares were automatically converted into ordinary shares.

Below is the breakdown for the Series A Preferred shares:

US$
Issuance of preferred shares	50,000
Issuance Cost	1,343
Accretion	12,134
Redemption of preferred shares	41,363
Convertible redeemable preferred shares and automatic transfer to ordinary shares as of May 5, 2010	19,428

Convertible redeemable preferred shares as of December 31, 2010	—

The significant terms of Series A Preferred Shares were as follows:

Redemption

At any time (i) on or after December 31, 2009 and in the event that a qualified public offering has not occurred prior to such date, or (ii) upon determination by any PRC Government Authority, including the Ministry of Commerce and the State Administration of Foreign Exchange in writing that any transactions conducted by the Group, the founder and other relevant parties involved to form the corporate structure of the Group (all such transactions, the “Restructuring”), including the various transactions contemplated by the control documents, violate any provisions of Regulation for Merger with Acquisition of Domestic Enterprise by Foreign Investors or any other applicable PRC Law, or requires the approval from Ministry of Commerce or other government authorities, or (iii) upon any PRC Government Authority taking any enforcement action in relation to the Restructuring that has the effect of penalizing any companies within the Group or any investor or unwinding the Restructuring or the corporate structure, each of the investors has the right to request the Company to redeem and/or the shareholder to purchase, all of the Series A Preferred Shares or ordinary shares converted from Series A Preferred Shares held by the investor for an aggregate consideration equal to the original purchase price paid by the investor for the Series A Preferred Shares to be redeemed or purchased plus an investment return at a rate of 15% per annum on the original purchase price, plus any and all accrued but unpaid dividends on the Series A Preferred Shares held by the investor to be redeemed or purchased.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

13.	REDEMPTION AND CONVERSION OF SERIES A CONVERTIBLE REDEEMABLE PREFERRED SHARES—continued

Redemption—continued

The Company accrued the 15% premium over the period as an accretion charge to increase the Series A Preferred Shares’ carrying value with debits to the retained earnings of US$3,119, US$7,800 and US$1,215 for the years ended December 31, 2008, 2009 and 2010, respectively.

Dividends

The preferred shareholders would be entitled to receive non-cumulative dividends on the Series A Preferred Shares in preference to any dividend on the ordinary shares at the rate of 8% per annum when and if declared by the Board, from funds legally available prior to any distribution with respect to the ordinary shares. No dividend can be paid on ordinary shares at a rate greater than the rate at which dividends are paid on Series A Preferred Shares without approvals from two thirds of preferred shareholders.

Conversion

Each holder of Series A Preferred Shares had the right, at each holder’s sole discretion, to convert at any time and from time to time all or any portion of the Series A Preferred Shares held by it into ordinary shares. The initial conversion ratio was on a one for one basis, subject to certain general anti-dilution adjustments. The Series A Preferred Shares were automatically converted into ordinary shares upon the closing of a qualified initial public offering, based on the applicable then-effective conversion price.

Voting rights

The preferred shareholders were entitled to receive notice of and to attend and vote at all general meetings of the Company as if all Series A Preferred Shares had been converted into ordinary shares on a one for one basis with one vote per ordinary share, and the preferred shareholders vote together with the ordinary shareholders and not as a separate class of shares.

Liquidation preference

Upon any liquidation, dissolution or winding up of the Company, before any distribution or payment was made with respect to any ordinary shares, an amount is paid on a pari passu basis with respect to each Series A Preferred Share equal to 100% of the original subscription price plus an 8% annual compounded return in the case of each Series A Preferred Shares plus all unpaid dividends on each share. In the event that there were insufficient assets of the Company available for payment in full, then any available assets would be paid and distributed as far as possible to preferred shareholders pro rata (on an as-converted basis) to the liquidation preference which each preferred shareholder would otherwise be entitled to receive. After full preference amount had been paid on all the shares of the Series A Preferred Shares, any remaining funds or assets of the Group legally available for distribution to shareholders were distributed pro rata among the holders of the Series A Preferred Shares (on an as-converted basis) together with the holders of the ordinary shares.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

14.	STOCK BASED COMPENSATION

On April 1, 2008, the Group adopted the 2008 share incentive plan which allows the Group to offer a variety of incentive awards to directors, employees and consultants. The Group has reserved 7,500,000 ordinary shares for issuance under the plan.

Stock Option

In April, July, September 2008 and January, November 2009, the Company granted an aggregate of 8,876,300 share options to directors, employees and consultants with an exercise prices ranging from US$1.00 to US$3.40. On April 9, 2010, the Company granted 730,000 share options to directors, employees and consultants with an exercise price of US$3.40.

The vesting periods of the options under the option plan are determined based on individual stock option agreements. Generally options have a graded vesting term and will vest 25% after the first year of service and rateably each month over the remaining 36-month period. Included in the 7,048,300, 1,828,000 and 730,000 shares granted in 2008, 2009 and 2010, 753, 450, 825, 500 and 215,000 shares were based on certain performance conditions. The exercise period of options granted after grant is generally five years.

Management has used Black-Scholes option pricing model to estimate the fair value of options on grant day with following assumptions:

	2008	2009	2010
Risk-free interest rate	2.76%~4.64%	2.24%~3.6%	2.08%~2.56%
Expected dividend yield	0%	0%	0%
Expected volatility	0.419~0.52	0.540-0.607	0.546~0.580
Expected term (in years)	1.50~3.58	2.75-3.74 years	3.02~3.58
Fair value of ordinary share	US$2.35~US$3.35	US$2.02~US$4.00	US$5.00
Fair value of share option	US$1.19~US$1.51	US$0.66~US$1.91	US$2.62~2.70

The volatility assumption was estimated based on the volatilities of comparable public companies. Assumptions about the expected term were based on the vesting and contractual terms, employee demographics and the expected term of the similar companies. The risk-free rate for periods within the contractual life of the option is based on the yield to maturity of the PRC government international bonds as of the grant date with maturity closest to the relevant option expiry date.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

14.	STOCK BASED COMPENSATION—continued

Stock Option—continued

The following table summarizes the Company's share option activity as of and for the years ended December 31, 2008, 2009, and 2010.

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	(Years)	US$
Outstanding, January 1, 2008	—	—
Granted
—April 8, 2008	6,162,300	1.00
—July 7, 2008	750,000	3.15
—September 2, 2008	136,000	3.15
Exercised	—	—
Forfeited/cancelled	657,138	2.74

Outstanding, December 31, 2008	6,391,162	1.12	4.29	7,279

Granted
—January 15, 2009	750,000	3.15
—November 1, 2009	1,078,000	3.40
Exercised	—	—
Forfeited/cancelled	1,373,829	1.44

Outstanding, December 31, 2009	6,845,333	1.64	3.59	16,166

Granted
—April 9, 2010	730,000	3.40
Exercised	135,102	2.76
Forfeited/cancelled	846,839	2.99

Outstanding, December 31, 2010	6,593,392	1.63	2.70	21,748

Vested and expected to vest at
December 31, 2010	6,496,339	1.61	2.68	21,584

Exercisable at December 31, 2010	3,919,121	1.26	2.41	14,398

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

14.	STOCK BASED COMPENSATION—continued

Stock Option—continued

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimated that its future forfeiture rate would be 7.0% for stock options granted based upon its historical and expected forfeitures.

The weighted-average grant-date fair value of options granted during the year ended December 31, 2010 was US$2.69. During the year ended December 31, 2010, compensation cost of US$7, US$1,468 and US$1,024 were recognized and included in cost of revenues, selling and marketing expenses, and general and administrative expenses, respectively.

As of December 31, 2010, there was US$4,566 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plan. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.26 years.

Nonvested Shares

In November 2010 the Company granted 460,000 nonvested shares to employees and consultants. The vesting periods of the nonvested shares under the plan were determined based on individual share agreements. Generally shares will vest over four years. Included in the 460,000 shares granted, 60,000 shares were based on certain performance conditions. As of December 31, 2010, there was US$2,098 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plan.

15.	PRC CONTRIBUTION PLAN

The Group’s full time employees in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits for the years ended December 31, 2008, 2009 and 2010 were US$481, US$852 and US$1,607, respectively.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

16.	COMMITMENTS

(a) Lease commitments

The Group has entered into certain leasing arrangements relating to the lease of office premises. Rental expenses under operating leases for the years ended December 31, 2008, 2009 and 2010 were US$1,100, US$1,418 and US$1,929, respectively. The Group recognizes rent expenses under such arrangements on a straight-line basis over the term of the lease.

As of December 31, 2010, the Group was obligated under operating leases, which relate to office premises, requiring minimum lease payments as follows:

Years ended December 31,
2011	1,749
2012	2,050
2013	1,824
2014	1,628
2015	1,393
Thereafter	8,230

16,874

(b) Purchase commitments

The Group entered into agreements with certain television stations to purchase advertising time. As of December 31, 2010, under these agreements, the Group is contractually obligated to make total minimum payments US$160,903 for the year ending December 31, 2011.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

17.	SEGMENT AND GEOGRAPHIC INFORMATION

Segment information

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach to determine the operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making decisions, allocating resources and assessing the performance. The Group has three operating segments and determined that these three operating segments for the years ended December 31, 2008, 2009 and 2010, are media investment management, advertising agency, and branding and identity services.

The Group’s chief operating decision maker does not assign assets to these segments. Consequently, it is not practical to show assets by reportable segments.

The following table presents selected financial information relating to the Group’s segments:

Year ended December 31, 2010:

	Media Investment Management	Advertising Agency	Branding and Identity Services	Consolidated
Revenues	162,623	24,776	5,002	192,401
Cost of revenues	118,224	2,867	2,715	123,806

Gross profit	44,399	21,909	2,287	68,595
Unallocated operating expenses				27,062
Unallocated non-operating expenses, net				1,043

Income before income tax expense				40,490

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

17.	SEGMENT AND GEOGRAPHIC INFORMATION—continued

Year ended December 31, 2009:
	Media investment management	Advertising agency	Branding and identity services	Consolidated
Revenues	87,275	15,301	3,466	106,042
Cost of revenues	68,538	2,057	1,568	72,163

Gross profit	18,737	13,244	1,898	33,879
Unallocated operating expenses				16,539
Unallocated non-operating expenses, net				1,321

Income before income tax expense				16,019

Year ended December 31, 2008:
	Media investment management	Advertising agency	Branding and identity services	Consolidated
Revenues	79,266	13,592	4,956	97,814
Cost of revenues	63,443	1,769	2,860	68,072

Gross profit	15,823	11,823	2,096	29,742
Unallocated operating expenses				11,829
Unallocated non-operating income, net				749

Income before income tax expense				18,662

Geographical information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

Major customers

As of December 31, 2008, 2009, and 2010 there was no customer who accounted for 10% or more of the Group’s revenues.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

18.	RELATED PARTY TRANSACTIONS

Repurchase of ordinary shares from the controlling shareholder and subsequent payment of shareholder loan

On January 20, 2010, the Company purchased 4,890,000 ordinary shares from Mr. He Dang, the Company’s founder, for a consideration of approximately US$19,560. The Company issued a promissory note to Mr. He Dang in the same amount due on January 20, 2011, with annual interest rate of 4.75%. In June and September 2010, the Company has fully settled the promissory note with interest expense of US$488.

Payment of dividends to the controlling shareholder

In May 2010, to simplify the Group’s structure, NJTC terminated the contractual arrangements with certain VIEs, which were inactive and held mainly cash balances. The aggregate net assets at the time of the termination was RMB98.6 million (an equivalent of US$14,455) and this was treated as a payment of dividend to the controlling shareholder in relation to the dividend payable.

Advertising service

During the year 2010, the Group received or provided certain advertising service to one of the Group’s shareholder’s subsidiaries, and paid or received cash accordingly. The financial statement impacts of these transactions have been included in these consolidated financial statements as the Group’s revenues. Revenue from the related parties for the year ended December 31, 2010 was US$5,909.

The related party balance as of December 31, 2010 was US$2,485 in accounts receivable and US$4,701 in accounts payable mostly in connection with the advertising services provided or received from the shareholder’s subsidiaries, respectively. The balance with related parties is due within one year.

Rental expenses

The Group leased office space and cars from the controlling shareholder and his family member. The rental amount was determined based on market prices. Rental expenses for the years ended December 31, 2008, 2009 and 2010 were US$598, US$721 and US$743, respectively.

The related party balances at the end of the year 2009 and 2010 were US$41 and nil, respectively in connection with the unpaid rental expenses to the controlling shareholder. The balances with related parties are due within one year.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

19.	STATUTORY RESERVE

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiary being foreign-invested enterprises established in China, is required to provide for certain statutory reserves, namely general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in their PRC statutory accounts. The Company’s subsidiaries and VIEs are required to allocate at least 10% of their after-tax profits to the general reserve fund until such fund has reached 50% of their respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the Company’s subsidiaries.

In accordance with the PRC Company Laws, the Company’s VIEs must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The Company’s VIEs are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to the statutory public welfare fund is 5% to 10% of their after-tax profits as reported in the PRC statutory accounts. Effective from January 1, 2006, under the revised PRC Company Laws, appropriation to the statutory public welfare fund is no longer mandatory. Appropriation to discretionary surplus is made at the discretion of the Company’s VIE and its subsidiaries.

General reserve fund and statutory surplus fund are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. Staff welfare and bonus fund and statutory public welfare fund are restricted to the capital expenditures for the collective welfare of employees. These reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

There were no appropriations to reserves by the Company other than the Company’s VIEs in the PRC during any of the years presented.

	December 31, 2009	December 31, 2010
PRC statutory reserves	2,883	3,047
Unreserved retained earnings	20,148	56,736

	23,031	59,783

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

20.	RESTRICTED NET ASSETS

Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries, VIEs and their wholly owned subsidiary, totaling approximately US$37,126 and US$72,587 as of December 31, 2009 and 2010, respectively. Therefore, the Financial Statement Schedule I —Condensed financial information of the Company is included with the consolidated financial statements.

21.	SUBSEQUENT EVENTS

The Group evaluated all events subsequent to the balance sheet date of December 31, 2010 through May 3, 2011, the date the consolidated financial statements were available to be issued.

Until the issuance of the consolidated financial statements, there was no significant subsequent event noted.

CHARM COMMUNICATIONS INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF THE COMPANY

STATEMENTS OF OPERATIONS

	Years ended December 31
	2008	2009	2010
Total operating expenses	(2,267)	(2,307)	(3,440)

Operating loss	(2,267)	(2,307)	(3,440)
Equity in profits and losses of subsidiaries and variable interest entities	20,580	17,573	42,171
Interest income	74	1	249
Interest expense			(488)

Net income	18,387	15,267	38,492

CHARM COMMUNICATIONS INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF THE COMPANY

BALANCE SHEETS

	December 31, 2009	December 31, 2010
Assets
Current assets:
Cash and cash equivalents	212	25,492
Due from subsidiaries	41,328	69,608
Investment in subsidiaries and variable interest entities	39,117	85,168
Other current assets	46	268

	80,703	180,536

TOTAL ASSETS	80,703	180,536

LIABILITIES AND EQUITY
Current Liabilities:
Accrued expenses and other current liabilities	—	1,138

Total liabilities	—	1,138

Series A convertible redeemable preferred shares (US$0.0001 par value per share; 17,500,000 shares authorized and 12,500,000 shares issued and outstanding as of December 31, 2009; with aggregate amount of liquidation preference of US$55,664 as of December 31, 2009)	59,576	—

Equity

Charm Communications Inc.’s Equity
Ordinary shares (US$0.0001 par value per share; 187,500,000 and 205,000,000 shares authorized; 50,000,000 and 78,260,102 shares issued and outstanding as of December 31, 2009 and December 31, 2010)	5	8
Additional paid-in capital	(1,974)	115,288
Retained earnings	23,031	59,783
Accumulated other comprehensive income	65	4,319

Total Equity	21,127	179,398

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY	80,703	180,536

CHARM COMMUNICATIONS INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF THE COMPANY

CASH FLOW STATEMENTS

	Years ended December 31
	2008	2009	2010
Cash flows from operating activities
Net income	18,387	15,267	38,492
Adjustments to reconcile net income to net cash used in operating activities:
Equity income from subsidiaries and variable interest entities	(20,580)	(17,573)	(42,171)
Share-based compensation cost	1,810	2,284	2,499
Changes in operating assets and liabilities:
Due from subsidiaries	(48,349)	287	(28,964)
Other current assets		(46)	(268)
Accrued expenses and other current liabilities	322	(322)	1,184

Net cash used in operating activities	(48,410)	(103)	(29,228)

Cash flows from financing activities
Series A preferred share redemption	—	—	(41,363)
Proceeds from issuance of ordinary shares to Aegis, net of issuance cost of US$350	—	—	49,278
Payments of shareholder loan	—	—	(19,560)
Proceeds from Initial Public Offering	—	—	69,023
Payment of IPO expenses	—	—	(3,244)
Proceeds from option exercise	—	—	374
Proceeds from issuance of Series A convertible redeemable preferred shares, net of issuance costs	48,725	—

Net cash provided by financing activities	48,725	—	54,508

Net increase in cash and cash equivalents	315	(103)	25,280
Cash and cash equivalents at the beginning of the year	—	315	212

Cash and cash equivalents at the end of the year	315	212	25,492

Basis of presentation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company used the equity method to account for investments in its subsidiaries and variable interest entities.

The Company records its investment in its subsidiaries and variable interest entities under the equity method of accounting. Such investment is presented on the balance sheet as “Investment in subsidiaries and variable interest entities” and share of their profit as “Equity in profit of subsidiaries and variable interest entities” on the statement of operations.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted.