Form 20-F
period 2011-12-31
Charm Communications Inc.
filed 2012-04-27
CIK 1485487

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act Of 1934

or

☒	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number 001-15148

Charm Communications Inc.

(Exact Name of Registrant as Specified in its Charter)

People’s Republic of China

(Jurisdiction of Incorporation or Organization)

Legend Town, CN01 Floor 4

No.1 Ba Li Zhuang Dong Li, Chaoyang District

Beijing 100025, People’s Republic of China

(Address of Principal Executive Offices)

Mr. Wei Zhou

Legend Town, CN01 Floor 4

No.1 Ba Li Zhuang Dong Li, Chaoyang District

Beijing 100025, People’s Republic of China

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

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

15,466,176 Class A ordinary shares and 62,500,000 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2011

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☒    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other ¨ ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2011

i

Conventions That Apply To This Annual Report On Form 20-F

Except where the context otherwise requires, for purposes of this annual report:

•	“ADSs” refers to our American depositary shares, each of which represents two Class A ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“Aegis Media” refers to Aegis Group plc and its affiliates;

•

“variable interest entities” refers to Qinghai Charm Advertising Co., Ltd., Shidai Charm Advertising Co, Ltd., and Beijing Charm Culture Co., Ltd., all of which are companies organized under the laws of China. Prior to 2011, substantially all of our advertising operations in China are conducted through our contractual arrangements with the variable interest entities, in which we do not own any equity interest. We have consolidated their financial results in our financial statements in accordance with U.S. GAAP;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, Hong Kong and Macau;

•

“PRC subsidiaries” refers to Nanning Jetlong, Charm Media Co., Ltd., Shang Xing Media Co., Ltd. and Beijing Vizeum Advertising Co., Ltd. From 2011 the majority of our advertising operations in China are conducted through our PRC subsidiaries.

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

A. Selected Financial Data

The selected financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2009, 2010 and 2011 and the selected balance sheet data as of December 31, 2010 and 2011 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2007 and 2008 and the selected condensed consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited financial statements not included in this annual report.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	(US$ in thousands, except share and per share data)

Condensed Consolidated Statement of Operations Data:
Revenues:
Media investment management	8,182	79,266	87,275	162,623	238,837
Advertising agency	9,420	13,592	15,301	24,776	34,285
Branding and identity services	3,687	4,956	3,466	5,002	7,016

Total revenues	21,289	97,814	106,042	192,401	280,138

Cost of revenues:
Media investment management	4,685	63,443	68,538	118,224	187,878
Advertising agency	1,084	1,769	2,057	2,867	3,737
Branding and identity services	2,073	2,860	1,568	2,715	4,015

Total cost of revenues	7,842	68,072	72,163	123,806	195,630

Gross profit	13,447	29,742	33,879	68,595	84,508

Operating expenses:
Selling and marketing expenses	2,583	8,368	10,979	20,314	27,119
General and administrative expenses	472	3,461	5,560	6,748	9,704

Total operating expenses	3,055	11,829	16,539	27,062	36,823

Equity in earnings of equity method investments	—	—	—	—	2

Operating profit	10,392	17,913	17,340	41,533	47,687

Interest income	232	665	575	1,255	2,497
Interest expense	—	—	—	(488)	—

Impairment on cost method investments	—	—	(1,940)	(1,810)	—
Realized gain from sales of equity securities	1,103	111	—	—	—
Other income	94	(27)	44		—

Income before income tax expense	11,821	18,662	16,019	40,490	50,184
Income tax expense	21	275	752	1,998	2,158

Net income	11,800	18,387	15,267	38,492	48,026
Net income attributable to non-controlling interest	—	—	—	525	1,572
Net income attributable to redeemable non-controlling interest	—	—	—	—	307
Net income attributable to Charm Communications Inc.	11,800	18,387	15,267	37,967	46,147

Accretion of Series A convertible redeemable preferred shares	—	3,119	7,800	1,215	—
Net income attributable to Charm’s ordinary shareholders	11,800	15,268	7,467	36,752	46,147
Net income per share:
Basic	0.24	0.27	0.07	0.51	0.59
Diluted	0.24	0.27	0.07	0.49	0.56
Shares used in computation of net income per share:
Basic	50,000,000	50,000,000	50,000,000	70,483,686	78,266,839
Diluted	50,000,000	50,406,264	52,011,348	73,475,901	82,113,765
Share-based compensation expenses during the year included in:
Cost of revenues	—	25	17	7	4
Selling and marketing expenses	—	1,254	1,481	1,468	1,979
General and administrative expenses	—	531	786	1,024	1,086

Condensed Consolidated Balance Sheet
Cash and cash equivalents	36,476	60,823	54,737	123,320	139,406
Total assets	76,809	137,720	142,600	286,632	424,617
Total liabilities	57,613	74,545	61,897	106,357	181,486
Series A convertible redeemable preferred shares	—	51,776	59,576	—	—
Total Charm Communications Inc. shareholders’ equity	19,196	11,399	21,127	179,398	235,959
Non-controlling interest	—	—	—	877	2,449
Net assets	19,196	63,175	80,703	180,275	238,408

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

A number of Renminbi-denominated figures used in this prospectus are accompanied with U.S. dollar translations. The rate we used for the translations was RMB6.2939= US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Board on December 30, 2011 (the last day of 2011 for which exchange rate data was available). On April 20, 2012, the exchange rate was RMB6.3080 to US$1.00. No representation is made that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
	(RMB per US$1.00)

2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4632	6.6364	6.2939
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 20, 2011)	6.3080	6.3052	6.2975	6.3150

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

A significant part of our business has been our media investment management business, in which we typically act as the exclusive advertising agent for television channels or certain programs on them. In 2009, 2010 and 2011, our media investment management business accounted for approximately 82.3%, 64.7% and 85.3% of our total revenues, and approximately 55.3%, 64.7% and 60.3% of our gross profit, respectively. We have significantly expanded our media investment management business in recent years by entering into exclusive advertising agency agreements with respect to additional satellite and regional television channels.

Under our agreements with television channels regarding our media investment management business, we are typically obligated to pay amounts to the television channels for the relevant advertising time and other advertising rights, regardless of whether we can sell such advertising time and rights, at what prices we sell such advertising time and rights and whether we receive payments from advertisers. For example, as of December 31, 2011, we were obligated under our agreements with television stations to make payments of approximately US$114.6 million in the aggregate for 2012 and thereafter. We will need to sell a significant amount of advertising time and other advertising rights on these television channels in order to produce the profits we expect. If we fail to sell the advertising time and other advertising rights at desired prices, we may not realize the expected returns, and we will incur losses to the extent that our revenues from sales of such advertising time and rights are less than our payment obligations to the television channels plus our related operating expenses. As the payment obligations under our current exclusive agency arrangements are negotiated on an annual basis, our payment obligations to television stations typically last for one year unless the arrangements are renewed or renegotiated. In the future, we may enter into exclusive agency arrangements with payment obligations for more than one year, in which case we would be subject to the increased risk that we may not realize the expected returns or could incur losses. Furthermore, we may not be able to renew our existing exclusive agency arrangements or enter into new exclusive agency arrangements on attractive terms or at all. Consequentially, our results of operations, financial condition and business prospects would be materially and adversely affected.

We may not be able to enter into new, or renew the existing arrangements with television channels on commercially feasible terms, or at all.

Our exclusive advertising agency arrangements with respect to programs or events on television channels are typically for a limited term, without guarantee for renewal upon expiration. Our non-exclusive advertising agency arrangements are typically for a one-year term, without guarantee for renewal upon expiration. The agreements governing these arrangements may not be renewed upon expiration, and may be terminated prior to expiration if we commit a material breach or for other reasons. Since we do not have the protection of long-term agreements with television channels in connection with our media investment management business, we are subject to changes of policies or practices by the television channels that have signed those agreements with us, as well as other uncertainties that could result in the termination of, or other changes in, these agreements or arrangements. For example, our agreement with SMG governing our exclusive agency arrangement with Shanghai Dragon Television expired at the end of 2011, and we did not renew this agreement. We renewed our contract with Tianjin Television Station governing our exclusive agency arrangement with Tianjin Satellite Television for 2012, but we only signed exclusive agency arrangements for part of the time slots instead of the entire channel. We also decided to terminate our exclusive arrangement with Hubei Provincial Economic TV at the end of 2011 even though we have priority to renew the contract per original terms. If we are unable to enter into new, or renew our exclusive and non-exclusive advertising agency arrangements with the television channels on commercially feasible terms or at all, our results of operations, financial condition and business prospects would be materially and adversely affected.

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

Our CCTV-related business has been, and is expected to continue to be, critical to our business and financial performance. Our revenue derived from our CCTV-related business, which includes our advertising agency business and media investment management business, amounted to US$19.0 million, or 17.9% of our total revenues, in 2009, US$65.2 million, or 33.9% of our total revenues, in 2010, and US$87.1 million, or 31.1% of our total revenues, in 2011. Our CCTV-related business accounted for approximately 43.5%, 40.1% and 43.8% of our total gross profit for 2009, 2010 and 2011, respectively. In particular, in our advertising agency business, we primarily derive revenues from representing advertising clients to place their advertisements on CCTV. Furthermore, we believe that our track record and performance in securing prime-time advertising time on CCTV have contributed, and may continue to contribute, significantly to our brand name and the development of our blue-chip client base of Chinese advertisers, which are expected to have a substantial impact on our overall business. Consequently, the continued success in our business depends on our ability to maintain our relationship with CCTV, which is subject to a number of risks, including the following:

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

•

CCTV has sole discretion to set and adjust the amount of sales commissions and performance bonuses it pays to advertising agencies in the future, and CCTV may decide to stop paying such sales commissions or performance bonuses in a large portion or altogether at any time. In 2009, 2010 and 2011, sales commissions and performance bonuses from CCTV in the aggregate accounted for 5.5%, 4.3% and 2.8%, respectively, of our total revenues.

•

CCTV’s advertising time, particularly prime-time advertising time, is limited resources and are highly coveted by advertisers and advertising agencies. As a result, there is intense competition for such advertising time. In particular, we face intense competition for CCTV related advertising business from a number of domestic competitors, such as Walk-On Advertising Co., Ltd. (San Ren Xing) and Sinomedia, which may have competitive advantages, such as significantly greater financial, marketing or other resources or stronger market reputation.

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

Competition in the advertising industry in China is intense. Key competitive considerations for retaining existing business and winning new business include our ability to obtain advertising time on CCTV, our ability to develop creative solutions that meet client needs, the scope, quality, effectiveness and cost of the services we offer, and our ability to efficiently serve clients on a broad geographic basis. The competition we face is primarily associated with the following:

•

Chinese advertising companies. Our competitors include Chinese advertising companies such as Walk-On Advertising Co. Ltd. (San Ren Xing), and Sinomedia. We compete with them primarily for Chinese advertising clients and for access to highly demanded advertising time in connection with our television agency business. We also compete with them for desirable television resources with respect to our media investment management business.

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

As part of our strategy, we plan to secure media resources in new advertising media platforms, such as the Internet, mobile television and out-of-home media. For example, in October 2010, we entered into an agreement to establish a joint venture with Wasu Digital Group, or Wasu, China’s largest operator and digital content providers for cable TV, 3G mobile TV and broadband TV and a supplier of IPTV services. The joint venture will seek to develop and set the advertising industry standards on these new media network platforms, including the development of advertising products, product pricing, sales strategy, promotional materials as well as development of advertising sales and agency policies. Also, in June 2011, we signed exclusive advertising agency agreements with Shanghai New Media Information Broadcasting Co .Ltd. and Guangzhou Zhujiang Online Multimedia Co., Ltd. to operate digital media advertising on interactive HDTV digital cable platforms in Shanghai and Guangzhou, respectively.

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

The global financial crisis and economic downturn have had, and may continue to have, a material adverse effect on our business, results of operations and financial condition.

The global financial crisis and economic downturn that unfolded in 2008 and continued in 2009 have adversely affected economies and businesses around the world, including those in China. In addition, the current European debt crisis and related financial restructuring efforts, including in Greece, Italy, Spain, Portugal and Ireland, are contributing to instability in global financial markets, which leads to higher unemployment, lower corporate earnings, lower business investment and lower consumer spending, the demand for advertising services may be materially and adversely affected. In the past, advertising clients have responded to weakening economic conditions with reductions to their advertising budgets, which include discretionary components that are easier to reduce in the short term than other operating expenses. Although the Asian economies have generally experienced a recovery beginning 2012, this pattern may recur in the future. Furthermore, any recovery of the advertising industry could lag that of the economy generally.

As a response to weakening economic conditions, some of our advertising clients reduced their advertising budgets and downsized or cancelled their advertising campaigns, which has had a material adverse effect on the demand for our advertising services and, in turn, our business and results of operations. In addition, to the extent some of our advertising clients experience financial difficulties as a result of the changes in economic conditions, we may suffer reduced revenues and write-offs of accounts receivable, among others. The lingering effects of the global financial crisis and any future financial crises or economic downturns may materially and adversely affect our business, results of operations and financial condition.

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

Our joint venture with Aegis Media,d Wasu, and Chongqing Travel may not be successful and may not produce its intended benefits.

In January 2010, we formed a consolidated joint venture with international 4A advertising group Aegis Media to operate its brand “Vizeum” in China. Also, in October 2010, we entered into an agreement to form a joint venture with Wasu, one of China’s national operators of IPTV, 3G mobile TV and broadband TV to develop and set the advertising industry standards on new media network platforms, including the development of advertising products, product pricing, sales strategy, promotional materials as well as the development of advertising sales and agency policies. In April 2011, we formed a joint venture with Chongqing Travel& Culture Communications Co., Ltd., or Chongqing Travel, to explore and promote the travel and tourism advertising market of Chongqing. Our joint ventures are subject to various risks and may not be successful. We have no prior experience in operating such joint ventures, which are governed by a series of contractual arrangements that have not yet been tested in practice. If we are unable to address, in a timely and effective manner, operational, legal, cultural and other material differences that may arise between us and our joint venture partners, or any other changes in the relationships between us and our joint venture partners, the business of the relevant joint venture could be significantly disrupted.

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

•

in the case of our joint venture with Aegis Media, potential loss of our control over the joint venture beginning in 2016 as a result of the right of Aegis Media to acquire from us a controlling interest; and

•	In the case of our joint venture with Wasu and Chongqin, our lack of control over the joint venture.

If our joint ventures are not successful or do not produce their intended benefits, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Acquisition is expected to be a part of our growth strategy, and could expose us to significant business risks.

To grow our business, we may continue to pursue acquisition opportunities that are complementary to our business. For example, in August 2011 we acquired a 60% stake in privately-held ClickPro, a leading performance and search engine marketing, or SEM, firm in China. The newly acquired group will integrate with our existing SEM business, which will operate under our fourth major brand, Charm Click.

In addition, we may not be able to identify and secure suitable other acquisition opportunities in the future. Our ability to consummate and integrate effectively any future acquisitions on terms that are favorable to us may be limited by the number of factors, such as the number of attractive acquisition targets, internal demands on resources and, to the extent necessary, our ability to obtain financing on satisfactory terms for larger acquisitions, as well as our ability to obtain necessary shareholder or governmental approvals.

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

We derive a significant portion of our revenues from a limited number of large advertising clients. For example, our ten largest advertising clients accounted for approximately 26.8%, 21.1% and 17.0% of our total revenues in 2009, 2010 and 2011, respectively. Our clients generally are able to reduce advertising and marketing spending or cancel an advertising campaign at any time for any reason. It is possible that our clients could reduce their advertising spending in a given period in comparison with historical patterns, and they could reduce their advertising spending for future periods. A significant reduction in advertising and marketing spending by our large clients, or the loss of one or more of our large clients, to the extent the loss in our revenues resulting from the loss of these clients is not replaced by new client accounts or increased business from existing clients, would lead to a substantial decline in our revenues, which could have a material adverse effect on our business, results of operations and financial condition.

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

We have entered into agreements to secure all of the advertising time as well as other advertising rights on television channels or programs as part of our media investment management business. We intend to continue entering into exclusive and non-exclusive agency arrangements with additional television channels in the future. The growth of our business will result in substantial demands on our management, operational and other resources. In particular, the management of our growth will require, among other things:

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

Based upon the past and projected composition of our income and valuation of our assets, including any goodwill, we do not believe we were a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2011 and we do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were a PFIC, such characterization could result in adverse United States federal income tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. Further, if we were a PFIC for any year during which a U.S. investor held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. investor held our ADSs or ordinary shares. Each U.S. investor is urged to consult its tax advisor regarding the U.S. federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we are or become classified as a PFIC.

The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (including cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs and ordinary shares, which is subject to change. We cannot assure you that we were not a PFIC for 2011 or that we will not be a PFIC for any future taxable year. As the determination of PFIC status requires extensive factual investigation, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of income we earn, this determination, although ultimately legal in nature, is beyond the scope of legal counsel’s role and, accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, has adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which must also contain management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to the effectiveness of the company’s internal control over financial reporting. These requirements first apply to our annual report on Form 20-F for this fiscal year ended December 31, 2011.

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2011. If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could result in the loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

The PRC government requires any foreign entities that invest in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. Our subsidiary, Charm Hong Kong Limited has not directly operated any advertising business outside of China and therefore, its subsidiary, Nanning Jetlong, currently does not qualify under PRC regulations to directly provide advertising services. Accordingly, Nanning Jetlong, is currently ineligible to apply for the required license for providing advertising services in China. We acquired all the outstanding equity interests of O’Master Communications (Hongkong) Ltd., in Hong Kong in June 2010, which in turn holds all the outstanding equity interests of Charm Media Co., Ltd., and Shang Xing Media Co., Ltd. Both Charm Media Co., Ltd., and Shang Xing Media Co., Ltd were incorporated by us in the PRC in November 2010 and October 2010, respectively, and have acquired license for providing advertising services in China. From 2011, we have begun operating the majority of our business through these two new entities — Charm Media Co., Ltd. and Shang Xing Media Co., Ltd. Also in November 2011, our 60% owned entity, CharmClick Inc., acquired all the outstanding equity interests of Neudior Corporation Limited, which is qualified to set up entities in China to operate an advertising business. Currently, this entity is still in the process of obtaining the related license. Prior to 2011, other than Beijing Vizeum Advertising Co., Ltd., in which we hold 60% of the outstanding equity interests, our advertising business was provided through our contractual arrangements with our variable interest entities in China. Each of the variable interest entities is currently owned by individual shareholders, who are PRC citizens, and holds the requisite license to provide advertising services in China. Their shareholders are set forth in “Item 4. Information on the Company — C. Organizational Structure — Our Corporate Structure.” Our variable interest entities directly operate our advertising services in China, purchase advertising time from television channels and sell advertising time to advertisers. We have been and are expected to continue to be dependent on variable interest entities to operate our advertising service business. We do not have any equity interest in any of the variable interest entities but control their operations and receive the economic benefits and bears economic risks of them through a series of contractual arrangements.

There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements with the variable interest entities. We have also been advised by our PRC counsel, Hylands Law Firm, that the structure for operating our business in China (including our corporate structure and contractual arrangements with the variable interest entities) complies with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, we cannot assure you that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investment in advertising business through contractual arrangement in the future, or will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations.

If we, any of the variable interest entities or any of their current or future subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business license of such entities;

•	discontinuing or restricting the conduct of any transactions among our PRC subsidiary Nanning Jetlong and variable interest entities;

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

All of these contractual arrangements are governed by PRC law and provided for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations.

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

Mr. He Dang and Ms. Qingmei Bai , the nominee shareholders of the variable interest entities, are the legal shareholders of those entities. Their interests as shareholders of the variable interest entities and the interests of our company may conflict. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that any conflict of interest will be resolved in our favor. In addition, these individuals may breach or cause the variable interest entities that they beneficially own to breach or refuse to renew the existing contractual arrangements, which will have a material adverse effect on our ability to effectively control the variable interest entities and receive economic benefits from them. If we cannot resolve any conflicts of interest or disputes between us and any of the shareholders of the variable interest entities, we would have to rely on legal proceedings, the outcome of which is uncertain and which could be disruptive to our business.

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

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

•	developed countries in many respects, including:

•	the degree of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	access to financing; and

•	the allocation of resources.

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

The PRC legal system more closely resembles civil law systems than common law systems. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct all of our business through our PRC subsidiaries and our variable interest entities established in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, rules and regulatons are not always uniform and enforcement of these laws, rules and regulations involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract.

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

At the time of our initial public offering in May 2010, our PRC counsel at that time advised us that:

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

Based on the advice of our PRC counsel at that time, we did not seek CSRC’s approval for our initial public offering. We, however, cannot assure you that the relevant PRC government agencies, including the CSRC, would have reached the same conclusion as our PRC counsel. If the CSRC subsequently determines that its prior approval is required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict sending the proceeds from our initial public offering into China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

Our then PRC counsel has advised us that MOC approval is not required in connection with:

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

Under the EIT Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate for their global income. Although the term “de facto management bodies” is defined as “management bodies which has substantial and overall management and control power on the operation, human resources, accounting and assets of the enterprise,” the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. A circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors or senior management with voting rights reside in the PRC. In addition, the State Administration of Taxation recently promulgated the Interim Provisions on Administration of Income Tax of Chinese-Controlled Resident Enterprise Registered Overseas, effective from September 1, 2011, which clarified certain matters concerning the determination of resident status, administrative matters following this determination, and competent tax authorities. These interim provisions also specify that when an enterprise which is both Chinese-controlled and incorporated outside of mainland China receives PRC-sourced incomes such as dividends and interests, no PRC withholding tax is applicable if such enterprise has obtained a certificate evidencing its status as a PRC resident enterprise which is registered overseas and controlled by Chinese.

Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. To our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of a company under the EIT Law. As a result, neither we nor our PRC counsel can be certain as to whether we will be subject to the tax applicable to resident enterprises or non-resident enterprises under the EIT Law. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations. If we are deemed to be a PRC resident enterprise, dividends distributed to our non-PRC entity investors by us, or the gain our non-PRC entity investors may realize from the transfer of our common shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax pursuant to the EIT Law and, as a result, the value of your investment may be materially and adversely affected.

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

Risks Relating to our ADSs

The market price for our ADSs may be volatile which could result in a loss to you.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors, including the following:

•	announcements of competitive developments;

•	regulatory developments in China affecting us, our clients or our competitors;

•	announcements regarding litigation or administrative proceedings involving us;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other advertising companies;

•	addition or departure of our executive officers;

•	release or expiry of lock-upor other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2011, we have 15,446,176 Class A ordinary shares and 62,500,000 Class B ordinary shares outstanding, including 15,446,176 Class A ordinary shares represented by 7,723,088 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale upon the expiration of certain lock-up arrangements. In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Our amended and restated memorandum and articles of association provide for a dual-class ordinary share structure with Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. See “Item 10. Additional Information — B. Memorandum and Articles of Association.”

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

A. History and Development of the Company

Our company, Charm Communications Inc., was formed under the laws of the Cayman Islands in January 2008. Our ADSs have been listed on the Nasdaq Global Market under the symbol “CHRM” since May 2010. Our principal executive offices are located at Legend Town CN01, No.1 Ba Li Zhuang Dong Li, Chaoyang District, Beijing 100025, People’s Republic of China. Our telephone number at this address is (86-10)8556-2666 and our fax number is (86-10)8556-2600. Our registered office in the Cayman Islands is located at the offices of Maples, Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Charm Communications Inc. holds all of the outstanding equity interest in Movie-Forward Ltd., a company incorporated under the laws of the British Virgin Islands in June 2007, Media Port Holdings Limited, a company incorporated under the laws of the British Virgin Islands in November 2009, Media Talent International Limited, a company incorporated under the laws of the British Virgin Islands in May 2010, and Best Ranking Limited, a company incorporated under the laws of the British Virgin Islands in October 2011. Charm Communications Inc. also holds all of the outstanding equity interest in Charm Digital Media Company Limited, Charm E Media Company Limited, Charm Future Media Company Limited, and Charm New Media Company Limited, all of which are incorporated under the laws of the Hong Kong in November 2011.

Movie-Forward Ltd. in turn holds all of the outstanding equity interest in Charm Hong Kong Limited, a company incorporated under the laws of Hong Kong in April 2008. Charm Hong Kong Limited holds all of the outstanding equity interest in Nanning Jetlong Technology Co., Ltd., or Nanning Jetlong, a company established in October 2005 under PRC law as a wholly foreign owned enterprise. Media Port Holdings Limited holds 60% of the outstanding equity interests in Posterscope (Hong Kong) Ltd., a company incorporated under the laws of Hong Kong in January 2010. Posterscope (Hong Kong) Ltd in turn holds all the outstanding equity interest in Beijing Vizeum Advertising Co., Ltd., a company under PRC law as a wholly foreign owned enterprise.

Media Talent International Limited, which was established in May 2010, holds all the outstanding equity interest in O’Master Communications (Hongkong) Ltd., which in turn holds all the outstanding equity interests of Charm Media Co., Ltd.. Charm Media Co., Ltd. in turn holds all the outstanding equity interests of Shang Xing Media Co., Ltd. Both companies that were incorporated in the PRC in November 2010 and October 2010, respectively.

Best Ranking Limited holds 60% of the outstanding equity interests in Charmclick Inc., a company incorporated under the laws of the Cayman Islands in July 2011. In November 2011, CharmClick Inc. acquired all the outstanding equity interests of Neudior Corporation Limited, a company under HK law, which is qualified to set up entities in China to operate advertising business. This entity is still in the process of acquiring the related licenses.

From 2011, we have begun operating the majority of our business through these two new entities — Charm Media Co., Ltd. and Shang Xing Media Co., Ltd. Prior to 2011, other than Beijing Vizeum Advertising Co., Ltd., in which we hold 60% of the outstanding equity interests, we primarily operated our business in China through our variable interest entities due to PRC regulations that impose some restrictions on foreign investments in the advertising industry. We have three variable interest entities in China that operate our businesses, each of which is an entity duly formed under PRC law. These variable interest entities were established in the years set forth below:

Year of Establishment	Variable Interest Entities or VIE’s subsidiaries
2006:	Shidai Charm Advertising Co., Ltd.
2008:	Qinghai Charm Advertising Co., Ltd.
2010:	Beijing Charm Culture Co., Ltd.

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

In October 2010, we entered into an agreement to establish a joint venture with Wasu Digital Group, or Wasu. The joint venture is 65% owned by us and 35% owned by Wasu. In April 2011, we formed a joint venture with Chongqing Travel& Culture Communications Co., Ltd., or Chongqing Travel, to explore and promote the travel and tourism advertising market of Chongqing. The joint venture is Chongqing Changhui Culture Co., Ltd. and is 45% owned by us and 55% owned by Chongqing Travel. In May 2011, we entered into an agreement to acquire 51% of Chunqiu Charm Culture Co., Ltd.

B. Business Overview

Our Business

We are a leading advertising agency in China. We (i) offer a broad range of advertising agency services from planning and managing the advertising campaigns to creating and placing the advertisements, and (ii) engage in media investment management through identifying, securing and selling of advertising resources. We believe we are also the leading domestic television advertising agency in China, as measured by the total value of successful bids of the prime-time advertising time for 2011 on CCTV, which is generally regarded as the most coveted television advertising time in China. According to CCTV, we ranked first in terms of the total advertising spending for the advertisements we placed on behalf of clients on CCTV channels in each of the eight consecutive years from 2004 to 2011. In addition, we believe that, we have established a leading media investment management business in China. For 2012, we have exclusive agency arrangements with Tianjin Satellite Television, Nanfang Satellite TV, and certain CCTV programs and exclusive agency agreements with Shanghai New Media Information Broadcasting Co. Ltd., and Guangzhou Zhujiang Online Multimedia Co., Ltd. to operate digital media advertising on the interactive HDTV digital cable platforms in Shanghai, and Guangzhou.

Advertising Agency and Branding and Identity Services

We place advertisements for our clients on a broad array of media platforms, including CCTV, satellite and regional television channels, the Internet and out-of-home media. The total advertising spending for the advertisements we placed on behalf of the clients under our advertising agency business increased from US$ 288.0 million in 2009 to US$474.3 million in 2010, and to US$635.7 million in 2011. We derive our advertising agency revenues from the commissions paid by clients for the planning and placement of these advertisements and from the commissions and performance bonuses received from the television channels and other advertising media platforms on which we place the advertisements, and such commissions are generally calculated as a percentage of the total advertising spending by our clients.

We have established a diversified client base of Chinese companies that includes many of the leading brand names in China. Our clients include well-recognized brand names in China across many industries, such as China Telecom, Agricultural Bank of China, China Post Life Insurance, China CITIC Bank, Flyco, Snowbeer, Jing Fu Kang Pharmacy, C-Bons, Midea, Povos, Nanpu Food, and Chery Automobile. In the aggregate, these twelve clients accounted for approximately 13.5% of our total revenues in 2011. Our clients also include emerging domestic leading brands, such as Bosideng, Lolo and Suning Appliances, that have used our services to further build their brands nationally.

We have expertise in helping our clients secure prime-time advertising time on CCTV, which is generally regarded as the most coveted television advertising time in China. The prime-time advertising time on CCTV includes the advertising time during prime-time television programs and special events, and is sold pursuant to CCTV’s annual Golden-Time Public Auction process. According to CCTV, for each of the nine consecutive years from 2004 to 2012, we ranked first out of all advertising agencies for the total value of successful bids of the prime-time advertising time on CCTV. In each of the eight consecutive years from 2004 to 2011, we also ranked first in terms of the total advertising spending for the advertisements we placed on behalf of clients on CCTV channels.

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

Media Investment Management

Under our media investment management business, we, through a series of exclusive agency arrangements, secure all or a portion of the advertising time and other advertising rights, which include soft advertising, such as sponsorship, on a specific television channel or television program and sell such advertising media resources. The total advertising spending for the advertisements that were placed on our advertising media resources increased from US $87.3 million in 2009 to US$162.6 million in 2010, and to US$238.8 million in 2011. Under this business, we recognize total advertising spending as our revenue. Through the media investment management business, we provide clients with access to our advertising media resources that we have secured on a network of television channels with targeted geographic coverage and viewership. For 2011 we had exclusive agency arrangements with Shanghai Dragon Television, Tianjin Satellite Television, Hubei Provincial Economic TV and Beijing Gehua Cable Network to secure all or a portion of the advertising time on these satellite television channels, as well as with CCTV to secure advertising rights on several programs on CCTV. For 2012, we did not renew our exclusive agency arrangements with Shanghai Dragon Television and Hubei Provincial Economic TV. For 2012, we have exclusive agency arrangements with Tianjin Satellite Television, Nanfang Satellite TV, Shanghai Channel Young, Beijing Gehua Cable Network, Shanghai New Media Information Broadcasting, and Guangzhou Zhujiang Online Multimedia to secure all or a portion of the advertising time on these channels, as well as with CCTV to secure advertising rights on several programs on CCTV.

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

The total amount of advertising turnover for our advertising agency and media investment management businesses was, US$375.3 million, US$636.9 million and US$874.5 million in 2009, 2010 and 2011, respectively. Overall, we generated total revenues of US$106.0 million, US$192.4 million and US$280.1 million in 2009, 2010 and 2011, respectively.

Advertising on New Media Platforms

We have begun to complement our core expertise in television advertising by continuing to expand our advertising service offerings on internet advertising and other new advertising media platforms.

In 2010 we set up an independent business unit which offers full-service digital marketing services under the Charm Interactive brand, which offers the following internet marketing services: digital creative, planning and buying, ePR, online video, search engine marketing, or SEM, and search engine optimization, or SEO, social and viral marketing, and integrated TV/online brand campaigns and product launches. We have provided interactive marketing services to clients in the following industries: pharmaceuticals, fast-moving consumer goods, automobile, home appliances and telecommunications. In August 2011, we acquired a 60% stake in ClickPro, a leading Chinese performance and SEM firm with proprietary technology and full-service capabilities. The newly acquired company will strengthen our performance marketing platform by integrating with our existing SEM business, which operates under Charm’s digital marketing agency Charm Interactive, to form our fourth major brand, Charm Click.

In October 2010, we entered into an agreement to establish a joint venture with Wasu Digital Group, or Wasu, China’s largest operator and digital content provider for cable TV, 3G mobile TV and broadband TV and a supplier of IPTV services. The joint venture has the right to operate all advertising-related businesses across Wasu’s three-network platform of IPTV, 3G mobile TV and broadband TV for 20 years. The joint venture will seek to develop and set the advertising industry standards on these new advertising media platforms, including the development of advertising products, product pricing, sales strategy, promotional materials as well as the development of advertising sales and agency policies.

In December 2010, we entered into an exclusive advertising agency agreement with Beijing Gehua Cable TV Network., Ltd, or Beijing Gehua Cable Network, to operate digital media advertising on its interactive HDTV digital cable platforms. In June 2011, we signed exclusive advertising agency agreements with Shanghai New Media Information Broadcasting Co .Ltd. and Guangzhou Zhujiang Online Multimedia Co., Ltd. to operate digital media advertising on interactive HDTV digital cable platforms in Shanghai and Guangzhou, respectively.

Our Competitive Strengths

We believe that the following strengths give us a competitive advantage and set us apart from our competitors:

Leading domestic television advertising agency in China

We believe we are the leading domestic television advertising agency in China, according to the 2010 report issued by China Advertising Association, as measured by both the total advertising spending and advertising revenue. In particular, we have become the largest advertising agency on CCTV, the single largest national television network in China, in terms of the total advertising spending for the advertisements we placed on behalf of our advertising clients on CCTV. We were selected as one of CCTV’s Top Ten Advertising Agencies, initially in 1996 and subsequently from 2000 to 2012. In addition, according to CCTV, for each of the eight consecutive years from 2004 to 2011, we ranked first out of all advertising agencies in terms of the total advertising spending on CCTV for the advertisements we placed on behalf of our advertising clients. We also ranked first out of all advertising agencies in China for successful bids of the prime-time advertising time on CCTV-1, which is generally regarded as the most coveted television advertising time in China, for each of the nine consecutive years from 2004 to 2012. In each of those nine years, we represented clients in purchasing approximately 20% of the total advertising spending of prime-time advertising time on CCTV. Moreover, we have a broad array of television channel coverage and have placed advertisements on behalf of our clients on satellite and regional channels in addition to CCTV.

Diversified client base of both blue-chip and emerging leading brands

We have established a diversified client base of Chinese corporate clients, many of whom represent the leading brands in their respective industries in China. For example, one of our largest clients is China Telecom, which is one of the three major telecommunications operators in China. Our significant clients include many other well-known brand names in China, such as China Telecom, Agricultural Bank of China, China Post Life Insurance, China CITIC Bank, Flyco, Snowbeer, Jing Fu Kang Pharmacy, C-Bons, Midea, Feihe, Povos, Nanpu Food, and Chery Automobile. Our clients also include emerging domestic leading brands, such as Bosideng, Lolo and Suning Appliances , that have used our service to further build their brands nationally. For the year ended December 31, 2011, we provided services to a total of over 700 advertising clients.

Since we represent a significant percentage of the successful bids for the CCTV prime-time advertising time and offer alternative media resources, we generally have been able to satisfy the demands of multiple clients vying for the same advertising time by coordinating and arranging solutions. Our ability to satisfy our clients’ demands and offer a broad range of services allows us to develop and strengthen the trust of our clients as we assist them in the management of their advertising strategies and the allocation of their advertising budgets. As a result, these capabilities have generated a high level of recurring business for us. Six of our top ten advertising clients in 2011, measured by the total advertising spending for advertisements placed by us, have been our clients for over three years.

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

Our deep understanding of the advertising industry, advertising media and culture in China distinguishes us from larger overseas advertising agencies, as well as smaller domestic advertising agencies, in competing for advertisers targeting the Chinese markets. In particular, to enhance the effectiveness of our advertising agency solutions, we have established a database of market research data, ratings information and past campaign performance that are derived from both internal and third-party sources. Coupled with expert systems and algorithms that we have developed internally, as well as our experience and expertise in the Chinese advertising market, our database provides us with the ability to analyze and integrate large amounts of data to identify insights that enhances our ability to place effective advertisements on behalf of our clients while optimizing the cost. We supplement this quantitative market data with qualitative research by organizing periodic gatherings of key clients and industry leaders to exchange insights and uncover trends in the Chinese advertising market. We believe that this information-based approach provides us with a competitive advantage in providing effective advertising services. For example, in 2009, we provided Midea, a leading manufacturer of household appliances in China, with customized advertising solutions that included market research, creative design and advertisement production, in addition to media planning and buying services, for its soy milk makers. Midea observed a ten-fold increase in revenue from the sales of its soy milk makers from 2008 to 2009 and credited our customized advertising solutions as a factor contributing to this revenue increase. In 2010 and 2011, Midea continued to work closer with us and used our services for substantially all of its television advertising activities.

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

In addition, our ability to cross-sell the advertising media resources we have access to under our exclusive and non-exclusive agency arrangements to our blue-chip client base benefits both our advertising clients and the media resources. We believe that our exclusive agency arrangements with the television channels and programs provide more options to our advertising clients to execute advertising campaigns that reach a wide audience, while specifically targeting designated geographic areas or populations.

We also provide media consultancy services for our exclusive agency television channels to help them enhance the attractiveness of their programs, expand their viewer base and achieve higher ratings, which in turn may make the advertising time more valuable. As part of these services, our advisory team, which includes leading experts from the television and advertising industries, provides advice on programming. Tianjin Satellite Television’s viewership rating also improved from the twelfth among provincial satellite TVs in 2009 to sixth in 2010 and 2011. We believe that our media consultancy services contributed to that improvement in the viewership rankings and to further improvements in competitiveness among satellite television channels, in particular, as a result of our subsequent services in 2009, 2010 and 2011 with respect to programming and distribution strategies.

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

Strong management team and professionals with industry expertise

We have a strong management team that possesses intimate knowledge of the television and advertising industries in China and has helped us evolve our business model over time. In particular, our founder, chairman and chief executive officer, Mr. He Dang, has over fifteen years of experience in the television advertising industry and has developed close relationships with the television channels in China and with Chinese advertising clients. Mr. He Dang has won many industry awards during his career. He was named one of the ten persons of the year in the Chinese advertising industry jointly by Advertising Pointer, a magazine focusing on advertising in China, and several other organizations in 2004 and 2005, and an outstanding young entrepreneur by Beijing Municipal Bureau of Personnel and Beijing Association of Youth in 2007. Mr. Dang was also named the 2008 Top Contributor in Affecting and Promoting Chinese Brand by the Chief Brand Officer magazine, and the Jin Yuan Award for Top 10 Leaders in Advertising Industry in 2009 by the Advertiser Market Observer magazine. In 2006, Mr. He Dang was nominated for “Advertiser of the Year” in China by the China Advertising Association. Mr. Dang was named the 2009-2010 Top 10 Advertising Personnel by News Advertising, and the 2010 China Advertising Influential Leader by 21st Century Advertising.

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

Furthermore, we intend to take advantage of the industry trend towards auction-based sales of television advertising time. CCTV has recently implemented an auction-based system for selling non prime-time advertising time beginning in 2010 on certain channels, which were previously sold at predetermined prices. Several satellite television channels, such as Hunan Satellite Television and Jiangsu Satellite Television also began implementing auction-based systems for selling prime-time advertising time slots. We believe that we can apply our experience and expertise in successfully bidding for prime-time advertising time to the auction process for these additional channels and advertising times, which we believe will provide us with a competitive advantage over other competitors. In connection with the 2011 auction process, we successfully secured certain prime-time slots at the satellite channels. As television channels also shift towards auction or other arrangements to sell advertising time, we believe that our proven track record in the auction process of CCTV and satellite television channels will help position us to successfully place advertising on these television channels and attract new clients.

Secure additional resources from new advertising media platforms

We plan to complement our core expertise in television advertising by continuing to expand our advertising service offerings on new advertising media platforms, including the Internet, mobile phones and out-of-home media. We believe that our existing client base of blue-chip Chinese companies will enable us to attract and enter into favorable arrangements with new advertising media platforms. In October 2010, we signed an agreement to establish a joint venture with Wasu Digital Group, China’s largest operator and digital content provider for cable TV, 3G mobile TV and broadband TV and a supplier of IPTV services. The joint venture has the right to operate all advertising-related business across Wasu’s three-network platform for 20 years. In addition, we also developed our advertising business via High Definition Television, or HDTV. In December 2010, we signed an exclusive advertising agency agreement with Beijing Gehua Cable TV Network Co., Ltd., or Beijing Gehua Cable Network, a leading digital cable TV with a large-scale cable network reaching over 4 million subscribers across 100 channels, to operate digital media advertising on its interactive HDTV digital cable platform. Also, in June 2011, we signed exclusive advertising agency agreements with Shanghai New Media Information Broadcasting Co .Ltd. and Guangzhou Zhujiang Online Multimedia Co., Ltd. to operate digital media advertising on interactive HDTV digital cable platforms in Shanghai and Guangzhou, respectively.

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

•

We derive our media investment management revenues from the sale of advertising time and other advertising rights that we have secured on a television channel, program or special event typically pursuant to exclusive agency arrangements;

•

We derive our advertising agency revenues from commissions received for representing advertising clients in placing their advertisements on various types of media platforms, including CCTV, other television channels, and other new media, such as the internet; and

•

We derive our branding and identity services revenues by providing creative design and production management services for the development production of advertisements and marketing consulting services.

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

Our team of research specialists utilizes our information infrastructure to generate reports tailored to our clients’ preferences for their use. These reports cover new products or services, competition, market trends, consumer habits and effectiveness of advertising campaign. With respect to some of these projects, we work with third party intelligence companies or research institutions to collect and analyze the data and create the reports. These reports provide important market intelligence for our clients, which helps them in designing and timing the introduction of new products, planning marketing campaigns, formulating competition strategies, anticipating market movements and reacting to sudden changes in the market. In addition, we provide public relations consulting services and advice to our clients from time to time, including brand management and public relations to respond to and mitigate negative publicity.

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

Media investment management business on CCTV

Some of the advertising time and other advertising rights on CCTV channels, other than the prime-time advertising time, are sold to advertising agencies. These time and rights are not as highly demanded by advertisers as the prime-time advertising time, but many of them are highly valuable assets given the national coverage of CCTV channels and the high popularity of certain programs. We have selectively entered into agreements with CCTV to secure all or a portion of the advertising time and other advertising rights on some programs and special events on CCTV. In each of the ten years from 2002 to 2011, we secured all of the advertising time and other advertising rights such as product placement and sponsorship, during CCTV’s special event coverage on March 15, the Consumers’ Day in China. Chinese advertisers generally believe that exposure in this special event helps promote their products and corporate image. We have also secured all the advertising time for four other CCTV programs.

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

For 2011 we had exclusive agency arrangements with Shanghai Dragon Television, Tianjin Satellite Television, Hubei Provincial Economic TV and Beijing Gehua Cable Network to secure all or a portion of the advertising time on these satellite television channels, as well as with CCTV to secure advertising rights on several programs on CCTV. For 2012, we did not renew our exclusive agency arrangements with Shanghai Dragon Television and Hubei Provincial Economic TV. For 2012, we have exclusive agency arrangements with Tianjin Satellite Television, Nanfang Satellite TV and Shanghai Channel Young. All of these agreements give us flexibility with respect to pricing of advertising time and other advertising rights and the offering of incentives. In December 2011, we renewed the exclusive agency agreement with Tianjin Television Station, which expires at the end of 2012. Under this revised exclusive agency agreement:

•	we have the exclusive right to sell a portion of the advertising time on Tianjin Satellite Television’s network to certain clients; and

•	we must pay a predetermined amount to Tianjin Satellite Television;

In December 2011 we entered into a new exclusive agency agreement with Nanfang Satellite TV for the 2012, 2013 and 2014. Under this exclusive agency agreement:

•	we have the exclusive right to sell all of the advertising time as well as other advertising rights on Nanfang Satellite TV; and

•

after three years, the agreement will be re-signed for up to an additional two years on an annual basis if we fulfill our obligations for the previous year and the parties agree upon the price for the subsequent years.

In December 2011, we entered into a new exclusive agency agreement with Shanghai Channel Young, which expires at the end of 2012. Under this exclusive agency agreement:

•	we have the exclusive right to the advertising time of a program on Shanghai Channel Young TV from January 1, 2012 to December 31, 2012; and

•	we must pay a predetermined amount to Shanghai Channel Young.

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

For 2012, we also have non-exclusive agency arrangements with Hubei Satellite Television, Shenzhen Satellite Television, Liaoning Satellite Television, Hunan Satellite Television, Anhui Satellite Television, Jiangsu Satellite Television, Guizhou Satellite Television and Zhejiang Satellite Television and have entered into annual framework agreements with several of these television stations. Under those framework agreements, our clients may purchase advertising at pre-negotiated rates as provided in the framework agreement, and we are entitled to a specified amount of commission. We are also required to pay a relatively small fee as a performance guarantee. If we place the minimum level of advertising specified in the agreements, we are entitled to refund of the performance guarantee and may receive sales commissions. In addition, we have entered into non-exclusive agency arrangements with other advertising platforms, predominantly on the Internet, which we believe will further benefit the advertising campaigns of our clients. We have existing arrangements with several of the leading Internet websites in China, including Baidu and Google for search, Sina, Sohu, and Tencent for traditional portals, IT168 and BitAuto for vertical sites, Kaixin001 and Renren for social networking sites, and Youku, Tudou, Qiyi and Sohu for online video sites. Historically, our non-exclusive agency arrangements have not had been a material component of our business. However, we believe our non-exclusive advertising arrangements enable us to not only expand the portfolio of advertising media resources available to our clients, but also provide us with the opportunity to deepen our relationships with satellite and regional television channels and other advertising media resources and enter into exclusive agency arrangements with them in the future.

In June 2011, we signed exclusive advertising agency agreements with Shanghai New Media Information Broadcasting Co .Ltd. and Guangzhou Zhujiang Online Multimedia Co., Ltd. to operate digital media advertising on its interactive HDTV digital cable platforms in Shanghai and Guangzhou, respectively.

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

Our Advertising Clients

Our ability to provide integrated advertising solutions has attracted a diverse client base of blue-chip Chinese advertisers that include many of the leading brands in their respective industries. We regularly work with some of the largest blue-chip Chinese advertisers to plan and execute customized advertising campaigns. Our significant clients include China Telecom, Agricultural Bank of China, China Post Life Insurance, China CITIC Bank, Flyco, Snowbeer, Jing Fu Kang Pharmacy, C-Bons, Midea, Feihe, Povos, Nanpu Food and Chery Automobile. In the aggregate, these twelve clients accounted for approximately 13.5% of our total revenues in 2011. For the year ended December 31, 2011, we provided services to around 700 advertising clients.

In 2009, 2010 and 2011, our top ten advertising clients accounted for approximately 26.8%, 21.1% and 17.0%, respectively, of our total revenues, and no client accounted for more than 10% of our total revenues in this period.

The following table sets forth a breakdown of our clients by industry for total advertising spending for 2011:

Percentage of Total Spending for Advertisements Placed Through Us
Industry	for 2011

Consumer goods	28.0%
Pharmaceuticals	11.2%
Electronics and Home Appliances	20.1%
Communications	8.8%
Financial Service	12.7%
Telecommunications	7.4%
Others	11.8%

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

As of December 31, 2011, our sales and marketing force consisted of 546 employees located in Beijing, Shanghai, Guangzhou, Tianjin, and Hubei. We provide in-house education and training to our sales force to ensure that they provide our clients with comprehensive information about our services, the advantages of using our integrated advertising services and purchasing advertising media resources and relevant information regarding the advertising industry as a whole. We organize our sales force into teams to provide specialized coverage for geographic regions and specific industries as well as services. We believe that our industry-specific and regional coverage teams provide better service for our advertising clients and allow our sales and marketing teams to focus on building close relationships and staying abreast of regional market trends.

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

Competition

Competition in the television advertising industry in China is intense. Key competitive considerations for retaining existing business and winning new business include our ability to obtain advertising time on CCTV, develop creative solutions that meet the clients’ needs, the scope, quality, effectiveness and pricing of the services we offer, and our ability to efficiently serve clients on a broad geographic basis. Our major competitors include large Chinese advertising service companies, such as Walk-On Advertising Co., Ltd. (San Ren Xing) and Sinomedia. We compete with them for advertising clients and for access to highly demanded advertising time in connection with our television agency business, as well as desirable television resources with respect to our media investment business. We also face increased competition from multinational advertising companies, such as the 4A advertising agencies, as these companies strive to get a share of the advertising spending on the PRC television channels. In addition, we may face competition from new entrants into the television advertising agency industry in the future. Customary with the practice in the advertising industry, we do not have exclusive or long-term arrangements with our advertising clients; rather, our agreements with our advertising clients are signed on a campaign-by-campaign basis. While most of our client relationships are stable, there are no long-term agreements governing our client relationships, which we instead maintain by offering excellent and customized services.

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

Employees

See “Item 6. Directors, Senior Management and Employees — D. Employees” for certain information relating to our employees.

Facilities

See “— C. Property, Plant and Equipment” for certain information relating to our employees.

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

Under the Catalog and the Administrative Provision on Foreign Investment in the Advertising Industry, jointly promulgated by the SAIC and the MOC on March 2, 2004, and amended on August 22, 2008, foreign investors can invest in PRC advertising companies through either wholly owned enterprises or joint ventures with Chinese parties. Since December 10, 2005, foreign investors have been allowed to own up to 100% equity interest in PRC advertising companies. However, the foreign investors must have at least three years of direct operations in the advertising industry as their core businesses outside of China. This requirement is reduced to two years if foreign investment in the advertising company is in the form of a joint venture. Foreign invested advertising companies can engage in advertising design, production, publishing and agency, provided that certain conditions are met and necessary approvals are obtained.

We are a Cayman Islands company and a foreign legal person under PRC laws and we have not directly operated any advertising business outside of China. Therefore, we do not qualify under PRC regulations to directly provide advertising services. Accordingly, our subsidiary, Nanning Jetlong is ineligible to apply for the required license for providing advertising services in China. We acquired all the outstanding equity interests of O’Master Communications (Hongkong) Ltd., in Hong Kong in June 2010, which in turn holds all the outstanding equity interests of Charm Media Co., Ltd., and Shang Xing Media Co., Ltd. Both Charm Media Co., Ltd., and Shang Xing Media Co., Ltd were incorporated by us in the PRC in November 2010 and October 2010, respectively, and have acquired license for providing advertising services in China. From 2011, we have begun operating the majority of our business through these two new entities — Charm Media Co., Ltd. and Shang Xing Media Co., Ltd. In addition, in November 2011, CharmClick Inc. acquired all the outstanding equity interests of Neudior Corporation Limited, which is qualified to set up entities in China to operate advertising business. This entity is still in the process of acquiring the related license. Prior to 2011, other than Beijing Vizeum Advertising Co., Ltd., in which we hold 60% of the outstanding equity interests, our advertising business was operated by our variable interest entities in China. The variable interest entities are currently owned by individual shareholders who are citizens of China, and hold the requisite license to provide advertising services in China. The variable interest entities directly operate our advertising business, enter into advertising agreements with our advertisers, purchase advertising time and other advertising rights from television stations and sell such advertising time and rights to the advertisers. We do not have any equity interest in any of the variable interest entities but effectively control, and receive the economic benefits of, them through various contractual arrangements. See “ — C. Organizational Structure.”

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

Advertisers, advertising agencies and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertisers, advertising agencies and advertising distributors must review the prescribed supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws, rules and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving severe violations, the SAIC or its local branches may revoke violators’ license or permits for advertising business operations. Further, advertisers, advertising agencies or advertising distributors may be subject to civil and criminal liability if they infringe on the legal rights and interests of third parties in the course of their advertising business.

•	Advertising Broadcasting

Administrative Provisions on Broadcasting of Radio and TV Advertising, or SARFT Rule 61 and Rule 66 were promulgated by SARFT on September 8, 2009, as amended on November 25, 2011. In addition to setting forth certain content requirements for advertisements in China, SARFT Rule 61 and Rule 66 also set forth certain requirements for broadcasting radio and TV advertising in China, including, among other things, the maximum time for advertisements, the intervals between advertisements, the timing for broadcasting certain advertisements with particular content. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements. In circumstances involving severe violations, violators’ license or permits for operations, like the Radio and Television Channel Permit and Radio and Television Broadcasting Institution Permit, may be revoked.

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

Regulations on Foreign Currency Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules promulgated on January 29, 1996 and amended on January 14, 1997 and August 5, 2008 and various regulations issued by the SAFE and other relevant PRC government authorities, RMB is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the SAFE or its local branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC. Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by the SAFE or its local branch. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into RMB.

The business operations of our PRC subsidiaries and variable interest entities, which are subject to the foreign currency exchange regulations, have all been in accordance with these regulations. We will take steps to ensure that the future operations of these PRC entities are in compliance with these regulations.

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the SAFE Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or Circular No. 75, issued on October 21, 2005, (i)a PRC resident, including a PRC resident natural person or a PRC company, shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose vehicle for the purpose of overseas equity financing (including convertible debt financing); (ii)when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into a special purpose vehicle, or engages in overseas financing after contributing assets or equity interests into a special purpose vehicle, such PRC resident shall register his or her interest in the special purpose vehicle and the change thereof with the local branch of the SAFE; and (iii)when the special purpose vehicle undergoes a material change outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the SAFE. PRC residents who are shareholders of special purpose vehicles established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

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

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

Six PRC regulatory agencies, including the CSRC and the MOC, promulgated a rule entitled Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the SPV Regulation, to regulate foreign investment in PRC domestic enterprises. The SPV Regulation, effective on September 8, 2006, as amended on June 22, 2009, provides that an offshore SPV, formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC issued a clarification that sets forth the criteria and process for obtaining any required approval from the CSRC. The application of the SPV Regulation with respect to CSRC approval is unclear. Our PRC counsel has advised us that the CSRC approval requirement applies to overseas SPVs that acquired equity interests in PRC companies through share exchanges and using cash and seek overseas listing; and based on their understanding of the PRC laws, rules and regulations and the SPV Regulation, the SPV Regulation did not require us to obtain prior CSRC approval for the listing and trading of our ADSs on the Nasdaq Global Market.

The SPV Regulation also provides that an SPV formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the MOC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

The applicability of the SPV Regulation with respect to MOC approval is unclear. Our then PRC counsel, has also advised us that MOC approval is not required in connection with the establishment of Nanning Jetlong, our wholly owned PRC subsidiary, because the equity interest in Nanning Jetlong was established by Jetlong Technology Limited, our wholly owned Marshall Islands subsidiary, prior to September 8, 2006, the effective date of the SPV Regulation; or the contractual arrangements entered into on March 28, 2008 between Nanning Jetlong and our variable interest entities.

Taxation

For a discussion of applicable PRC tax regulations, see “Item 5. Operating and Financial Review and Prospects.”

C. Organizational Structure

The following diagram illustrates certain information as of the date of this annual report regarding certain companies which we consolidated.

Under applicable PRC laws, rules and regulations, to invest in the advertising industry, foreign investors must have at least two years of direct operations in the advertising industry as their core businesses outside of the PRC. We are a Cayman Islands company and a foreign legal person under PRC laws and we have not directly operated any advertising business outside of China. Therefore, we do not qualify under PRC regulations to directly own equity interest in advertising services providers. Accordingly, our subsidiary, Nanning Jetlong is ineligible to apply for the required license for providing advertising services in China. We acquired all the outstanding equity interests of O’Master Communications (Hongkong) Ltd., in Hong Kong in June 2010, which in turn holds all the outstanding equity interests of Charm Media Co., Ltd., and Shang Xing Media Co., Ltd. Both Charm Media Co., Ltd., and Shang Xing Media Co., Ltd were incorporated by us in the PRC in November 2010 and October 2010, respectively, and have acquired license for providing advertising services in China. From 2011, we have begun operating the majority of our business through these two new entities – Charm Media Co., Ltd. and Shang Xing Media Co., Ltd. In addition, in November 2011, CharmClick Inc. acquired all the outstanding equity interests of Neudior Corporation Limited, which is qualified to set up entities in China to operate advertising business. This entity is still in the process of acquiring the related license. Prior to 2011, other than Beijing Vizeum Advertising Co., Ltd., in which we hold 60% of the outstanding equity interests, our advertising business was operated through contractual arrangements with our variable interest entities. These contractual arrangements enable us to exercise effective control over these entities and receive substantially all of the economic benefits from them.

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

In the opinion of our PRC legal counsel:

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

C. Property, Plant and Equipment

Our principal executive offices are located at our headquarters at Legend Town CN01 Floor 4, No.1 Ba Li Zhuang Dong Li, Chaoyang District, Beijing 100025, People’s Republic of China. We also maintain offices at other addresses in Beijing and Shanghai. In aggregate, we maintained a total of approximately 17,885 square meters for our offices as of December 31, 2011. We lease some of our facilities from our related parties and do not own any real property. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Other Transactions with Shareholders.” We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

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

A. Operating Results

Overview

We believe we are the leading domestic television advertising agency in China, as measured by the total advertising spending for 2011. According to CCTV, we ranked first in terms of the total advertising spending for the advertisements we placed on behalf of clients on CCTV channels in each of the eight consecutive years from 2004 to 2011. In addition, we believe that, with exclusive agency arrangements with three television channels, Shanghai Channel Young, Tianjin Satellite Television and Nanfang Satellite TV, and CCTV programs and an exclusive agency agreement with Shanghai New Media Information Broadcasting and Guangzhou Zhujiang Online Multimedia to operate digital media advertising on its interactive HDTV digital cable platforms, we have established a leading media investment management business in China. We (i) offer a broad range of advertising agency services from planning and managing advertising campaigns to creating and placing advertisements, and (ii) engage in media investment management through identifying, securing and selling advertising resources.

We derive our revenues from three operating segments: (i) media investment management, (ii) advertising agency and (iii) branding and identity services. The financial results of our consolidated joint venture with Aegis Media are included in our advertising agency business segment beginning in 2010.

Our advertising agency business places advertisements for our clients on a broad array of television channels, including CCTV and satellite and regional television channels, and on other media platforms, including Internet and out-of-home media. We derive our advertising agency revenues from the commissions paid by clients for planning and placing advertisements and from the sales commissions and performance bonuses received from the television channels and other advertising media platforms on which we place the advertisements. We account for our advertising agency revenues on a net basis. The total advertising spending for the advertisements we placed on behalf of our clients increased from US$288.0 million in 2009 to US$474.3 million in 2010 and to US$635.7 million in 2011, which drove the increase in our advertising agency revenues from US$15.3 million in 2009 to US$24.8 million in 2010 and to US$34.3 million in 2011.

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

As we believe that our clients have served as one of our primary growth drivers, we have focused on providing a broad range of integrated advertising solutions to our clients. We have endeavored to capture a greater portion of the total advertising spending of each of our clients by forming long-term relationships with our clients and cross-selling other services and advertising media resources to our clients when we believe that we can further the advertising campaigns of our clients. Our diversified client base includes well-recognized brand names in China across many industries, such as China Telecom, Agricultural Bank of China, China Post Life Insurance, China CITIC Bank, Flyco, Snowbeer, Jing Fu Kang Pharmacy, C-Bons, Midea, Feihe, Povos, Nanpu Food and Chery Automobile. Our clients also include emerging domestic leading brands, such as Bosideng, Lolo and Suning Appliances, that have used our services to further build their brands nationally.

Our total revenues have increased significantly to US$280.1 million in 2011 from US$192.4 million in 2010 and US$106.0 million in 2009.

Factors Affecting Our Results of Operations

Our business, results of operations and financial condition are significantly affected by a number of factors and trends, including:

Our ability to renew existing and enter into new exclusive agency arrangements to secure more advertising media resources on television channels

In connection with our media investment management business, we secure desirable advertising media resources consisting of advertising time and other advertising rights typically on an exclusive basis. By selling these coveted advertising media resources to advertisers directly, we can generate more business from our existing advertising clients and attract new advertising clients. We have focused our growth strategy on our media investment management business because this business provides us with the potential to generate substantial revenues from sales of our advertising media resources, which we have secured at predetermined costs. For 2012, we have exclusive agency arrangements with respect to certain advertising time and rights on Tianjin Satellite Television, Nanfang Satellite TV, and Shanghai Channel Young. We have also secured the advertising time during several CCTV programs and resources. If, after expiration, we are unable to renew or enter into new exclusive agency arrangements with respect to advertising rights on attractive terms or at all, our growth strategy, results of operations, financial condition and business prospects would be materially and adversely affected. We will continue to explore and pursue opportunities to renew existing and enter into additional exclusive agency arrangements with other television channels and our ability to secure desirable advertising media resources will affect our results of operations.

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

The commission rates from our advertising clients and the sales commission rates from media platforms

The level of competition in the advertising industry in China has increased substantially in recent years as many domestic and international advertising service providers have commenced or expanded operations in the PRC advertising market, which could affect the commissions we receive from our advertising clients. The average sales commission rates from the internet are generally higher than the commission rates from the television channels but we cannot ascertain whether this trend will continue. We plan to continue our strategy of growing our Internet advertising operations while maintaining our strong position with respect to CCTV’s prime-time advertising time. We believe that our successful track record and future performance in securing coveted advertising time on CCTV will help us further enhance our brand name and expand our blue-chip client base of Chinese advertisers. In addition to our expansion on internet advertising spending, it may help maintain and improve our commission rates and performance bonuses. The future trends of our commission rates from our advertising clients and sales commission rates from media platforms will affect our business prospects and future results of operations.

Other factors

Our gross margin may fluctuate depending on the new advertising media assets that we acquire and the ramping up of business by our sales teams for such new media assets. Generally, our gross margins may be depressed in the initial year in which we acquire new advertising media assets because of the time taken to ramp up the business, this may be set off by other media assets for which the business has already been ramped up and are operating at increased gross margins. For example, in 2010, our business relating to the Tianjin Satellite Television exclusive agency arrangement was sufficiently ramped up in its initial year of operations in 2009 and contributed towards our increased gross margins in 2010. However, our acquisitions of new media assets such as our exclusive agency arrangement with Hubei Provincial Economic TV in 2011 caused our gross margins to decrease in 2011. As we continue to acquire new media assets in 2012, such as the exclusive agency arrangement with Nanfang Satellite TV, we expect that our gross margins may also continue to decrease in 2012.

Demand for our services and, as a result, growth in our revenues are driven by overall advertising spending in China, which is influenced by the pace of overall economic growth. We expect that the overall economic growth in China will contribute to an increase in advertising spending by international and domestic brand names looking to reach a growing consumer market. The global financial crisis and economic downturn adversely affected economies and businesses around the world, including those in China. We believe that, as the Chinese economy recovers from the adverse effects of the global financial crisis, advertising spending will increase in both urban areas and smaller cities in China. However, if the global or Chinese economy does not fully recover from the recent financial crisis or another economic downturn occurs, our business, results of operations and financial condition could continue to be materially and adversely affected. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — The global financial crisis and economic downturn have had, and may continue to have, a material adverse effect on our business, results of operations and financial condition.”

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

In October 2010, we entered into an agreement to establish a joint venture with Wasu Digital Group, or Wasu, China’s largest operator and digital content provider for cable TV, 3G mobile TV and broadband TV and a supplier of IPTV services. The joint venture has the right to operate all advertising-related businesses across Wasu’s three-network platform of IPTV, 3G mobile TV and broadband TV for 20 years. The joint venture will seek to develop and set the advertising industry standards on these new advertising media platforms, including the development of advertising products, product pricing, sales strategy, promotional materials as well as the development of advertising sales and agency policies. In June 2011, we signed exclusive advertising agency agreements with Shanghai New Media Information Broadcasting Co ..Ltd. and Guangzhou Zhujiang Online Multimedia Co., Ltd. to operate digital media advertising on interactive HDTV digital cable platforms in Shanghai and Guangzhou, respectively.

In April 2011, we formed a joint venture with Chongqing Travel & Culture Communications Co., Ltd. whereby we have a 49% equity interest to explore and promote the travel and tourism advertising market of Chongqing,

In addition to the factors discussed above, our reported results are also affected by the fluctuations in the value of the Renminbi against the U.S. dollar because our reporting currency is the U.S. dollar while the functional currency of our subsidiaries and variable interest entities in China, which operate substantially all of our business, is the Renminbi. The fluctuation of the Renminbi against the U.S. dollar contributed to the fluctuation in our net income reported in U.S. dollar terms. For additional information relating to the fluctuations in the value of the Renminbi against the U.S. dollar, see “Item 3. Key Information — A. Selected Financial Data — Currency Translation and Exchange,” “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations” and “Item 11. Quantitative and Qualitative Disclosure About Market Risk — Foreign Exchange Risk.”

Description of Revenue and Cost Items

Revenues

We generated revenues of US$106.0 million, US$192.4 million and US$280.1 million in 2009, 2010 and 2011, respectively. We derive revenues from our three operating segments: media investment management, advertising agency and branding and identity services. The following table sets forth a breakdown of our revenues by our three operating segments:

	For the Year Ended December 31,
	2009		2010		2011
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	(US$ in thousands, except percentages)

Revenues:
Media investment management	87,275	82.3%	162,623	84.5%	238,837	85.3%
Advertising agency	15,301	14.4%	24,776	12.9%	34,285	12.2%
Branding and identity services	3,466	3.3%	5,002	2.6%	7,016	2.5%

Total revenues	106,042	100.0%	192,401	100.0%	280,138	100.0%

Media Investment Management. Our media investment management revenues increased to US$238.8 million in 2011 from US$162.6 million in 2010 and US$87.3 million in 2009. Under our media investment business, we enter into agreements to secure all or a portion of the advertising time and other advertising rights, which include soft advertising such as sponsorship on television channels, specific television programs, special television events and other media platforms. We derive our media investment management business revenues from the sale of advertising time and other advertising rights that we have secured pursuant to these agreements to advertisers directly or through their agencies. We account for media investment management business revenues and related costs on a gross basis. After evaluating the profitability and risk of certain exclusive agency arrangements and discussing with the satellite television stations, we did not renew our agreements with Shanghai Dragon Television and Hubei Provincial Economic TV in 2012. In addition, in 2012, we purchased less advertising time and other advertising rights under exclusive arrangements. As a result of the foregoing, we expect our media investment management revenues to decrease in 2012.

Advertising Agency. Our advertising agency revenues increased to US$34.3 million in 2011 from US$24.8 million in 2010 and US$15.3 million in 2009. We derive our advertising agency revenues from representing advertising clients to place their advertisements on media platforms, primarily television channels. We account for advertising agency revenues on a net basis. In general, we receive commissions which are calculated as a percentage of the total advertising spending placed by us for our advertising clients. We also receive sales commissions from the media platforms calculated as a percentage of the total advertising spending that we place on the media platforms on behalf of our advertising clients. While we receive sales commissions from the media platforms where we place advertisements on behalf of our clients, CCTV has historically accounted for the vast majority of the sales commissions that we have received. In addition to the sales commissions, CCTV also pays a performance bonus to advertising agencies that qualify as one of its top ten advertising agencies for a calendar year. CCTV ranks the top ten advertising agencies based primarily on the aggregate value of advertisements placed on CCTV channels.

We received sales commissions and performance bonuses from CCTV in each of 2009, 2010 and 2011. In the aggregate, the sales commissions and bonuses from CCTV accounted for approximately 5.5%, 4.3% and 2.8% of our total revenues in 2009, 2010 and 2011, respectively. However, CCTV and some other television stations have sole discretion in setting and adjusting the future amount of the sales commissions and performance bonuses they pay to advertising agencies at any time. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Our CCTV-related business has been, and is expected to continue to be, critical to our business and financial performance. Failure to maintain our relationship with CCTV would continue to materially and adversely affect our business, results of operations, financial condition and prospects.”

We expect our advertising agency revenues to increase as we expand our agency business, especially through the expansion of spending on internet advertising.

Branding and Identity Services. Our branding and identity revenues amounted to US$7.0 million in 2011 compared to US$5.0 million in 2010 and US$3.5 million in 2009. We derive our branding and identity services revenues from providing creative design and production management services for the development of an advertisement. We account for the total amount of payments we receive from advertising clients for such services as our branding and identity services revenues.

Cost of Revenues

Our total cost of revenues amounted to US$72.2 million, US$123.8 million and US$195.6 million in 2009, 2010 and 2011, respectively. We account for our cost of revenues separately for our three operating segments. The following table sets forth a breakdown of our cost of revenues by our three operating segments for the periods indicated:

	For the Year Ended December 31,
	2009		2010		2011
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	(US$ in thousands, except percentages)

Cost of revenues:
Media investment management	68,538	64.6%	118,224	61.4%	187,878	67.1%
Advertising agency	2,057	1.9%	2,867	1.5%	3,737	1.3%
Branding and identity services	1,568	1.5%	2,715	1.4%	4,015	1.4%

Total cost of revenues	72,163	68.0%	123,806	64.3%	195,630	69.8%

Media Investment Management. The cost of revenues for our media investment management business increased from US$68.5 million in 2009 to US$118.2 million in 2010 and US$187.9 million in 2011. For our media investment management business, we enter into exclusive advertising agency agreements to secure all or a portion of the advertising time and other advertising rights on various media platforms, including television channels, specific television programs, special events and interactive HDTV digital cable platforms. Our cost of revenues for our media investment management business primarily consists of the media costs that we must pay to secure the advertising time and other advertising rights under the exclusive agency arrangements and related business taxes and surcharges. After evaluating the profitability and risk of certain exclusive agency arrangements and discussing with the satellite television stations, we did not renew our agreements with Shanghai Dragon Television and Hubei Provincial Economic TV in 2012. In addition, in 2012, we purchased less advertising time and other advertising rights under exclusive arrangements. As a result of the foregoing, we expect our media investment management cost of revenues to decrease in 2012. However, due to the nature of our media investment business, we expect our media investment management cost of revenues to continue to account for a significant percentage of our total revenues.

Advertising Agency. The cost of revenues for our advertising agency business increased from US$2.1 million in 2009 to US$2.9 million in 2010 and US$3.7 million in 2011. The cost of revenues for our advertising agency business primarily consists of salaries and benefits for our advertising agency professionals and related business taxes and surcharges. We account for our advertising agency revenues on a net basis. Accordingly, our cost of revenues for our advertising agency business has remained a relatively small percentage of our advertising agency revenues. While we expect our advertising agency revenues to increase in the near future, we anticipate that our cost of revenues for this business segment will remain relatively small as a percentage of our total cost of revenues.

Branding and Identity Services. The cost of revenues for our branding and identity services business increased from US$1.6 million in 2009 to US$2.7 million in 2010 and US$4.0 million in 2011. The cost of revenues for our branding and identity services business primarily consists of the production costs for the advertisements that we design and related business taxes and surcharges. It also includes the costs of salaries and benefits for our branding and identity professionals. The amount of the cost of our revenues for our branding and identity services tracked the corresponding increase and decrease in revenues from our branding and industry services.

Business taxes and surcharges include the 5.0% business tax and 3%-3.5% surcharges that our PRC subsidiaries and variable interest entities must pay for revenues earned from services provided in China. Business taxes and surcharges are levied on our revenues net of our media costs. We also incurred business taxes and surcharges in connection with the business operations of our variable interest entities in China. Starting in March 2008, as a result of the establishment of the contractual arrangements between Nanning Jetlong, our wholly owned PRC subsidiary, and our variable interest entities, we also incurred business taxes and surcharges on fees paid by our variable interest entities to Nanning Jetlong under these contractual arrangements. The purpose of these contractual arrangements is to allow Nanning Jetlong to receive substantially all of the economic benefits from the variable interest entities, which led to the levy of the business taxes and surcharges.

Gross Profit

The following table sets forth our gross profit by our operating segments for the periods indicated.

	For the Year Ended December 31.
	2009	2010	2011
	(US$ in thousands, except percentages)
Gross profit:
Media investment management	18,737	44,399	50,959
Advertising agency	13,244	21,909	30,548
Branding and identity services	1,898	2,287	3,001

Total gross profit	33,879	68,595	84,508

Our gross profit increased to US84.5 million in 2011 from US$68.6 million in 2010 and US$33.9 million in 2009.

Media Investment Management. The gross profit from our media investment management business increased significantly from 2009 to 2010, and from 2010 to 2011, primarily as a result of the addition of media resources in 2010 and 2011. After evaluating the profitability and risk of certain exclusive agency arrangements and discussing with the satellite television stations, we did not renew our agreements with Shanghai Dragon Television and Hubei Provincial Economic TV in 2012. In addition, in 2012, we entered into exclusive agency arrangements with several new parties and overall purchased less advertising time and other advertising rights under exclusive arrangements. As a result of the foregoing, we expect our media investment management gross profit to decrease in 2012.

Advertising Agency Business. The gross profit from our advertising agency business increased from 2009 to 2010 and 2011 due to increases in our advertising agency revenues, which were driven by an increase in the total advertising spending for advertisements we placed for our clients. The gross profit from our advertising agency business may increase to the extent we continue to receive more clients and more engagements from our clients to place advertisements on a variety of television stations and other advertising platforms, such as Internet advertising, and these engagements lead to an overall increase in the total advertising spending placed by our clients.

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

	For the Year Ended December 31,
	2009		2010		2011
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	(US$ in thousands, except percentages)

Operating expenses:
Selling and marketing expenses	10,979	10.4%	20,314	10.6%	27,119	9.7%
General and administrative expenses	5,560	5.2%	6,748	3.5%	9,704	3.4%

Total operating expenses	16,539	15.6%	27,062	14.1%	36,823	13.1%

Selling and Marketing. Our selling and marketing expenses primarily consist of salaries and benefits for our sales staff, marketing and promotional expenses and business development expenses. We also account for the cost of procuring market research and data from third party industry sources as selling and marketing expenses because we routinely use such research and data in connection with our selling and marketing activities. Selling and marketing expenses accounted for approximately 10.4%, 10.6% and 9.7% of our total revenues in 2009, 2010 and 2011, respectively. We expect the amount of our selling and marketing expenses to increase both as an absolute amount and as a percentage of our total revenues in the near future with the expansion of our business in general and our investments into: (i) our personnel related expenses to strengthen our service capabilities to offer integrated services, such as building a team of professionals to further develop our internet advertising agency business and (ii) the building of the IT infrastructure with our advertising business.

General and Administrative. Our general and administrative expenses primarily consist of salaries and benefits for management, accounting and administrative personnel, office rentals, depreciation of office equipment, professional service fees, maintenance and utilities. General and administrative expenses accounted for approximately 5.2%, 3.5% and 3.4% of our total revenues in 2009, 2010 and 2011, respectively. We expect our general and administrative expenses to increase both as an absolute amount and as a percentage of our total revenues in the near future as we incur additional costs in connection with the building of the infrastructure in line with the growth of our business.

Inflation/Deflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2009, 2010 and 2011 were a decrease of 0.7%, an increase of 3.3%, and an increase of 5.4%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands. Our intermediate holding company incorporated in the British Virgin Islands is not subject to income or capital gains taxes, or withholding taxes on dividend payments. No Hong Kong profits tax has been provided as we do not have assessable profits earned in or derived from Hong Kong for the years ended December 31, 2009, 2010 and 2011. Our subsidiaries incorporated in Hong Kong are not subject to capital gains taxes or withholding taxes on dividend payment under the current laws of Hong Kong.

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

Our subsidiaries and variable interest entities in China are subject to 5% business taxes and 3-3.55% related surcharges by various local tax authorities on our revenues net of our media costs.

Under the EIT law, PRC enterprises that were subject to a 33% enterprise income tax rate are subject to a 25% enterprise income tax rate commencing January 1, 2008.

Under the EIT Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate for their global income. Although the term “de facto management bodies” is defined as “management bodies which has substantial and overall management and control power on the operation, human resources, accounting and assets of the enterprise,” the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. A circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors or senior management with voting rights reside in the PRC. In addition, the State Administration of Taxation recently promulgated the Interim Provisions on Administration of Income Tax of Chinese-Controlled Resident Enterprise Registered Overseas, effective from September 1, 2011, which clarified certain matters concerning the determination of resident status, administrative matters following this determination, and competent tax authorities. These interim provisions also specify that when an enterprise which is both Chinese-controlled and incorporated outside of mainland China receives PRC-sourced incomes such as dividends and interests, no PRC withholding tax is applicable if such enterprise has obtained a certificate evidencing its status as a PRC resident enterprise which is registered overseas and controlled by Chinese.

Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. To our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of a company under the EIT Law. As a result, neither we nor our PRC counsel can be certain as to whether we will be subject to the tax applicable to resident enterprises or non-resident enterprises under the EIT Law. If we and our offshore holding companies are considered to be PRC resident enterprises, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income while dividends distributed to our non-PRC entity investors by us, or the gain our non-PRC entity investors may realize from the transfer of our common shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax pursuant to the EIT Law and, as a result, the value of your investment may be materially and adversely affected.

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

Advertising Agency

Advertising agency revenues are derived from commissions received for assisting advertising clients in obtaining advertisement time on media platforms, including primarily television stations. In general, the commission received is based on a percentage of the cost of the advertising time purchased by the client. In many cases, the client pays the media owner for the advertising resource through us, however we act as an agent for the client for these transactions, and accordingly, the revenue from these transactions is recognized on a net basis. The commission revenue is recognized when the related advertisement resource is utilized by the client.

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

We also receive performance-based sales commissions from the media platforms, equal to a percentage of the purchase price for qualifying advertising resource purchased and utilized by advertising clients we represent. The amount of the additional commissions earned may be subject to adjustment based on various performance factors. Revenue is accrued and recognized when the amounts of the additional commissions are probable and reasonably estimable. These estimations are based on our past experience and various performance factors set by the media platforms. Actual amounts of commissions that we will receive from the media platforms could differ from our estimations. Historically, the adjustments to our estimations for the actual amounts of commissions have not been material.

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

Taxation

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a certain period, we must include an expense within the tax provision in the statement of operations.

Significant management judgment is required in determining our provisions for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The valuation allowance is based on our estimates of taxable income as determined by the jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

U.S. GAAP requires that the impact of an uncertain income tax position on the income tax return be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that the payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. We did not identify significant unrecognized tax benefits for the years ended December 31, 2009, 2010 and 2011.

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

Business combinations

Business combinations are recorded using the purchase method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings.

Impairment of goodwill and indefinite-lived assets

We review the carrying value of intangible assets not subject to amortization, including goodwill, annually or more frequently if events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.

Specifically, goodwill impairment is determined using a two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

We perform the annual impairment tests on December 31 of each year and no impairment was considered necessary.

Share-Based Compensation

Our share–based payment transactions with directors, employees and consultants are measured based on the grant date fair value of the equity instrument we issued and recognized as compensation expense over the requisite service period based on a graded vesting attribution method, with a corresponding impact reflected in additional paid–in capital.

In 2009 and 2010, we granted options to purchase our ordinary shares to our directors, employees and consultants. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors, Supervisors and Executive Officers — 2008 Share Incentive Plan.”

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

Also in November 2010 and July 2011 the Company granted 460,000 and 372,000 restricted shares, respectively, to our employees and consultants. These grants were based upon the market price of our ADSs which were listed on the Nasdaq Global Market in May 2010.

In determining the fair value of our stock options, we relied on a valuation report prepared by American Appraisal China Limited, or AAC, an independent third–party appraisal firm, based on data we provided. The management determined the fair value of the options to purchase our ordinary shares by using the Black-Scholes option pricing model.

The assumptions used to determine the fair value of the options at the relevant grant dates were as follows:

Grant Date	2009	2010 (Prior to our initial public offering in May 2010)

Risk-free interest rate	2.24% ~ 3.6%	2.08%~2.56%
Expected dividend yield	0%	0%
Expected volatility	0.540-0.607	0.546~0.580
Expected term (in years)	2.75-3.74 years	3.02~3.58
Fair value of ordinary share	US$2.02~US$4.00	US$5.00

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

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, which are characteristics not presented in our option grants. Existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair value of our share-based compensation. Consequently, there is a risk that our estimates of the fair values of our share-based compensation awards on the grant dates may be significantly different from the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based compensation awards, such as employee share options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair value originally estimated on the grant date and reported in our financial statements. Alternatively, values that are significantly higher than fair values originally estimated on the grant date and reported in our financial statements may be realized from these instruments.

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

For the income approach, we utilized DCF analysis based on our projected cash flow and our management’s best estimation as of the valuation dates. The projected cash flow and estimation include, among other things, analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The assumptions used in deriving the fair value of our ordinary shares are consistent with our business plan. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in China; our ability to recruit and retain competent management, key personnel and technical staff to support our ongoing operation; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain and subjective. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates which had been determined to be 17.5% as of January 15, 2009, respectively. The discount rate were based on estimated market required rate of return for investing in our company, which were derived by using the Capital Asset Pricing Model, a method that market participants commonly use to price securities. The change in WACC was the combined result of the changes in the risk–free rate, industry–average correlated relative volatility coefficient beta, equity risk premium, size of our company, scale of our business and our ability in achieving forecast projections.

For the market approach, we considered the market profile and performance of twelve guideline companies engaged in advertising industry and used such information to derive market multiples. We then calculated the following two multiples for the guideline companies, enterprise value to sales multiple, or EV/ Sales, and enterprise value to earnings before interest and tax, or EV/ EBIT. Due to the different growth rates, profit margins and risk levels between us and the guideline companies, we made price multiple adjustments. Discount for lack of marketability, or DLOM, was also applied to reflect the fact that there is no ready public market for our shares as we are a closely held private company. When determining the discount for lack of marketability, the Black Scholes option model was used. Under the option–pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. Based on the analysis, DLOM of 15% was used for valuation of our ordinary shares, as of January 15, 2009. The option–pricing method was used to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the American Institute Certified Public Accounts (AICPA) Audit and Accounting Practice Aid on Valuation of Privately–Held–Company Equity Securities Issued as Compensation, or the Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. The volatility of our shares was estimated based on historical volatility of comparable listed companies’ shares. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

Impairment on cost method investments

We periodically review the investments for other-than-temporary impairment. Determination of whether the impairment is other-than-temporary and measurement of an impairment loss involve management’s judgment on a number of factors. These factors include, but not limited to, determination of fair value of the investment, as discussed above, and whether the impairment is either temporary or other-than-temporary, which involves judgment as to the severity and duration of the decline below fair value. During the year ended December 31, 2010, an other-than-temporary impairment of US$1.8 million for the cost method investments was recognized.

Results of Operations

Selected Consolidated Financial Information

The following table sets forth selected consolidated statements of operations for the relevant periods:

	For the Year Ended December 31,
	2009		2010		2011
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	(US$ in thousands, except share and per share data and percentages)

Revenues:
Media investment management	87,275	82.3%	162,623	84.5%	238,837	85.3%
Advertising agency	15,301	14.4%	24,776	12.9%	34,285	12.2%
Branding and identity services	3,466	3.3%	5,002	2.6%	7,016	2.5%

Total revenues	106,042	100.0%	192,401	100.0%	280,138	100.0%
Cost of revenues:
Media investment management	68,538	64.6%	118,224	61.4%	187,878	67.1%
Advertising agency	2,057	1.9%	2,867	1.5%	3,737	1.3%
Branding and identity services	1,568	1.5%	2,715	1.4%	4,015	1.4%

Total cost of revenues	72,163	68.0%	123,806	64.3%	195,630	69.8%

Gross profit	33,879	32.0%	68,595	35.7%	84,508	30.2%

Operating expenses

Selling and marketing expenses	10,979	10.4%	20,314	10.6%	27,119	9.7%
General and administrative expenses	5,560	5.2%	6,748	3.5%	9,704	3.4%

Total operating expenses	16,539	15.6%	27,062	14.1%	36,823	13.1%

Equity in earnings of equity method investments	—	—	—	—	2	—

Operating profit	17,340	16.4%	41,533	21.6%	47,687	17.0%

Interest income	575	0.5%	1,255	0.7%	2,497	0.9%
Interest expense	—	—	(488)	(0.3)%	—	—
Impairment on cost method investments	(1,940)	(1.8%)	(1,810)	(0.9)%	—	—
Other income	44	—	––	––	—	—

Income before income tax expense	16,019	15.1%	40,490	21.0%	50,184	17.9%
Income tax expense	752	0.7%	1,998	1.0%	2,158	0.8%

Net income	15,267	14.4%	38,492	20.0%	48,026	17.1%
Net income attributable to non-controlling interest	—	—	525	0.3%	1,572	0.7%
Net income attributable to redeemable non-controlling interest	—	—	—	—	307
Net income attributable to Charm Communications Inc.	15,267	14.4%	37,967	19.7%	46,147	16.5%

Net income per share:
Basic	0.07		0.51		0.59
Diluted	0.07		0.49		0.56
Shares used in computation of net income per share:
Basic	50,000,000		70,483,686		78,266,839
Diluted	52,011,348		73,475,901		82,113,765
Net income per ADS:
Basic	0.14		1.02		1.18
Diluted	0.13		0.98		1.12
ADS used in computation of net income per share:
Basic	25,000,000		35,241,843		39,133,419
Diluted	26,005,674		36,737,951		41,056,882

Year Ended 2011 Compared to Year Ended 2010

Total Revenues. Our total revenues increased by 45.6% to US$280.1 million in 2011 from US$192.4 million in 2010.

•

Our media investment management revenues increased by 46.9% to US$238.8 million in 2011 from US$162.6 million in 2010 primarily due to addition of Hubei Provincial Economic TV under exclusive agency arrangements in 2011. Our media investment management revenues also increased as a result of the general increase of the price of advertising time on Shanghai Dragon Television and Tianjin Satellite TV.

•

Our advertising agency revenues increased by 38.4% to US$34.3 million in 2011 from US$24.8 million in 2010, primarily due to increase in total advertising spending by advertising agency clients as a result of an increase in number of new clients and an increase in advertising spending from existing agency clients, such as spending Internet advertising. We also attribute the increase in revenues from our advertising agency business to a slight increase of the total average commission rate we received as we expand our services across all media platforms because certain platforms, such as our Internet advertising platform which generates a higher commission rate.

•	Our branding and identity services revenues increased by 40.3% to US$7.0 million in 2011 from US$5.0 million in 2010 primarily due to an increase in client demand for our creative services in 2011.

Cost of Revenues. Our cost of revenues increased by 58.0% to US$195.6 million in 2011 from US$123.8 million in 2010.

•

Our cost of revenues for our media investment management business increased by 58.9% to US$187.9 million in 2011 from US$118.2 million in 2010, primarily due to addition of Hubei Provincial Economic TV under exclusive agency arrangements in 2011. We also attribute the increase in cost of revenues from our media investment management business from 2010 to 2011 partially due to the general increase of the price we paid for our exclusive agency arrangements with Shanghai Dragon Television and Tianjin Satellite TV.

•

Our cost of revenues for our advertising agency business increased by 30.3% to US$3.7 million in 2011 from US$2.9 million in 2010. The increase in the cost of our revenues for our advertising agency business is primarily due to an increase in business tax and surcharges as a result of increase in advertising agency revenue.

•

Our cost of revenues for our branding and identity services business increased by 47.9% to US$4.0 million in 2011 from US$2.7 million in 2010 primarily due to an increase in branding and identity revenue.

Gross Profit. As a result of the foregoing, our overall gross profit increased by 23.2% to US$84.5 million in 2011 from US$68.6 million in 2010. Our gross margin decreased to 30.2% in 2011 from 35.7% in 2010.

•

Our media investment management business generated a gross profit of US$51.0 million in 2011, representing a gross margin of 21.3%, and US$44.4 million in 2010, representing a gross margin of 27.3%. Since we account for our media investment management revenues on a gross basis, we realize a lower gross margin from this business compared to our advertising agency business. The gross margin for our media investment management business decreased in 2011 primarily due to the addition of Hubei Provincial Economic TV under exclusive agency arrangements starting in 2011, which was still in its ramp up phase.

•

Our advertising agency business generated a gross profit of US$30.5 million in 2011, representing a gross margin of 89.1%, and US$21.9 million in 2010, representing a gross margin of 88.4%. Since we account for our advertising agency revenues on a net basis, we realize a higher gross margin for this business than our other businesses.

•	Our branding and identity business generated a gross profit of US$3.0 million in 2011, representing a gross margin of 42.8%, and US$2.3 million in 2010, representing a gross margin of 45.7%.

Operating Expenses. Our operating expenses increased significantly by 36.1% to US$36.8 million in 2011 from US$27.1 million in 2010.

•

Our selling and marketing expenses increased significantly by 33.5% to US$27.1 million in 2011 from US$20.3 million in 2010 primarily due to the sales related expense related to expansion of business and employees at Charm Interactive and Charm Click to further develop the internet advertising business.

•

Our general and administrative expenses increased significantly by 43.8% to US$9.7 million in 2011 from US$6.7 million in 2010, primarily as a result of our continuous investment in infrastructure, such as senior hires and office space to support our long-term growth and greater professional expenses incurred after the Company became a publicly listed company.

Operating Profit. As a result of the foregoing, our operating profit increased by 14.8% to US$47.7 million in 2011 from US$41.5 million in 2010.

Interest Income. Our interest income increased by 99.0% to US$2.5 million in 2011 from US$1.3 million in 2010 primarily because we have higher average cash balances in 2011 than 2010.

Net Income. As a result of the foregoing, our net income increased by 24.8% to US$48.0 million in 2011 from US$38.5 million in 2010.

Net Income attributable to noncontrolling interest. In 2011, our net income attributable to noncontrolling interest was US$1.9 million compared to US$0.5 million in 2010.

Net Income attributable to Charm Communications Inc. As a result of the foregoing, our net income attributable to Charm Communications Inc. increased by 21.5% to US$46.1 million in 2011 from US$38.0 million in 2010.

Year Ended 2010 Compared to Year Ended 2009

Total Revenues. Our total revenues increased by 81.4% to US$192.4 million in 2010 from US$106.0 million in 2009.

•

Our media investment management revenues increased by 86.3% to US$162.6 million in 2010 from US$87.3 million in 2009 primarily due to our continued efforts and success in securing additional attractive advertising media resources, such as entry into exclusive agency arrangements for CCTV programs, and cross-selling such media assets to our clients. Our media investment management revenues also increased as a result of regular price increases of the media assets sold to our clients. In addition, we experienced increased revenue due to higher client demand and resultant price increases from our exclusive agency arrangement with Tianjin Satellite Television, as a result of the ramping up of the business from its initial year in 2009, and with Shanghai Dragon Television, as a result of the World Expo 2010 in Shanghai.

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

Recent Accounting Pronouncements

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2011, the Financial Accounting Standards Board, or the FASB, has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We do not expect the adoption of this guidance to have a significant impact on its consolidated financial statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. We do not expect the adoption of this guidance to have a significant impact on its consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before the pronouncement issued in June 2011. We do not expect the adoption of those pronouncements to have a significant impact on its consolidated financial statements.

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•

Highest-and-best-use and valuation-premise concepts for nonfinancial assets — the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•

Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk — the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•

Premiums or discounts in fair value measure — the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•

Fair value of an instrument classified in a reporting entity’s shareholders’ equity — the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•	Disclosures about fair value measurements — the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

•

For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

•	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. We do not expect the adoption of this guidance to have a significant impact on its consolidated financial statements.

B. Liquidity and Capital Resources

Our primary sources of liquidity is cash generated from our operations and our financing activities, including proceeds from our initial public offering. As of December 31, 2011, we had approximately US$139.4 million in cash and cash equivalents. Our cash and cash equivalents generally consist of cash on hand. We expect to require cash to fund our ongoing business needs, particularly media payments due to the media platforms, including television channels with which we have entered into exclusive advertising agency agreements, payments to directors and other service providers for the production of advertisements and salary and benefits and material costs and expenses. Other cash needs include primarily the working capital for our daily operations and securing advertising media resources under our media investment management business. In addition, we also announced an one-time cash dividend to shareholders in March 2012.

We expect to use cash generated in our media investment management business to make payments under our exclusive agency arrangements with respect to advertising rights on three television channels (Tianjin Satellite Television, Nanfang Satellite Television, Shanghai Channel Young), certain CCTV programs and the interactive HDTV digital cable platforms in Shanghai and Guangzhou. As of December 31, 2011, we were obligated under our agreements with television stations to make payments of approximately US$114.6 million in the aggregate for 2012 and afterwards. Under our exclusive agency arrangements, we use cash to pay for the advertising time and other advertising rights in advance, and we generate cash from selling these advertising media resources to advertisers. If we fail to generate enough cash from the sales of these advertising media resources to meet our payment obligations to the television channels, our liquidity, financial condition and results of operations would be adversely affected. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Our media investment management business may not produce the expected returns and may result in significant losses.” As we continue to expand our media investment management business, we expect an increase in our cash needs. However, we expect to generate revenues as we sell the advertising time and other advertising rights secured under the exclusive agency arrangements and expect these revenues to largely offset the cost of revenues incurred under these exclusive agency arrangements.

Our variable interest entities declared dividends of approximately RMB180.1 million in March 2008, of which RMB43.0 million was paid in August 2009, RMB 98.6 million was paid in May 2010 and RMB 38.5million was paid in May 2011. As of December 31, 2011, there were no outstanding unpaid dividend declared by our variable interest entities. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in China to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

We believe that our cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs through 2012.

We have fully repaid the promissory note in the principal amount of US$19.6 million due on January 20, 2011, with an annual interest rate of 4.75%, issued to Mr. He Dang in connection with the investment by Aegis Media.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31.
	2009	2010	2011
	(US$ in thousands)

Net cash provided by (used in) operating activities	750	23,441	24,138
Net cash provided by (used in) investing activities	(485)	2,667	(5,464)
Net cash provided by (used in) financing activities	(6,308)	40,053	(7,549)
Effect of changes in exchange rate	(43)	2,422	4,961
Net increase/decrease in cash and cash equivalents	(6,086)	68,583	16,086
Cash and cash equivalents at the beginning of the year	60,823	54,737	123,320
Cash and cash equivalents at the end of the year	54,737	123,320	139,406

Operating Activities

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

Our net cash provided by operating activities was US$24.1 million in 2011 compared to US$23.4 million in 2010, primarily as a result of an increase in net income. Increase in accounts receivable in 2011 was partially offset by increase in accounts payable. Our increase in accounts receivables in 2011 was mainly due to the increase in media investment revenue, especially the revenue from Hubei Economics Provincial TV which has a relatively longer accounts receivable collections period during its ramp up stage, which was offset by the increase in accounts payable mainly to CCTV.

Investing Activities

Net cash used in investing activities largely reflects our capital expenditures, which consists of purchases of fixed assets, such as computers and other office equipment. Our net cash used in investing activities amounted to US$0.5 million in 2009, net cash provided by investing activities amounted to US$2.7 million in 2010, and net cash used by investing activities amounted to US$5.5 million in 2011. The cash provided by investing activities in 2010 was mainly due to acquisition of Beijing Vizeum Advertising Co., Ltd. The cash used by investing activities in 2011 was primarily due to acquisition of Clickpro and investments to set up joint ventures of Wasu Digital Co., Ltd and Chongqing Changhui

Financing Activities

In 2009, we had net cash used in financing activities of US$6.3 million, which primarily consisted of partial payment of previously declared dividend to our shareholder. In 2010, we had net cash provided by financing activities of US$40.1 million, which was mainly due to the proceeds from our initial public offering. In 2011, we had net cash used by financing activities of US$7.5 million, which was primarily consisted of the final payment of previously declared dividend to our shareholder and our share repurchase program starting from September 2011.

C. Research and Development, Patents and License, etc.

None.

D. Trend Information

Please refer to “— A. Operating Results — Overview” for a discussion of the most significant recent trends in our services, sales and marketing since the end of 2011. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011. Other than such obligations and the contractual obligations described below, we had no other contractual obligations or commercial commitments as of December 31, 2011:

	Payments Due by Period
	Total	Less than 1 Year	1-2 Years	2-3 Years	More than 3 Years
	(US$ in thousands)

Operating lease obligations	11,970	3,297	2,732	2,497	3,444

Purchase obligation	114,632	108,317	6,315	—	—

Contingent acquisition consideration payable	3,297	859	1,287	1,151	—

We also entered into agreements with certain television stations to purchase advertising time. As of December 31, 2011, under these agreements, we are contractually obligated to make total minimum payments US$114,632 for the years ending December 31, 2012 and 2013.

In August 2011, we acquired 60% of Clickpro’s business for the purpose of strengthening our performance marketing business. Pursuant to the acquisition agreement, the consideration for the acquisition will be paid in several installments based on the net income of the acquired business. The total outstanding consideration payable as of December 31, 2011 was estimated to be US$5,289.

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

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
He Dang	45	Chairman of the board of directors and chief executive officer of our company
Andrew J. Rickards	48	Independent director
Zhan Wang	35	Independent director
Gang Chen	47	Independent director
Nick Waters	44	Director
Wei Zhou	33	Chief financial officer
Tony Yu	56	Chief technology officer
Kun Xiao	44	Vice president
Linna Li	35	Vice president
Xianhao Yu	47	Vice president
Yihe Zhao	36	Vice president

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

Nick Waters has been a director of our company since December 2011. Mr. Waters is currently the chief executive officer of Aegis Media Asia Pacific. Prior to joining Aegis Media, Mr. Waters held several management roles from 1997 to 2010 at the WPP-owned media agency Mindshare in Europe and Asia, including time as CEO of Southeast Asia (2001-2005), CEO of Asia Pacific (2005-2006) and CEO of Europe, Middle East and Africa (2006-2010). Mr. Waters received his bachelor’s degree from University of Nottingham in 1992.

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

Tony Yu joined our company as our chief technology officer in October 2011. Prior to joining Charm from 2004 to 2011, Mr. Yu worked as chief technology officer at Zhaopin Limited, which operates one of the largest online recruitment websites in China, zhaopin.com. While at Zhaopin, he was responsible for all of Zhaopin’s front-end and back-end IT, including the daily operations of the website as well as the development of its sales force management infrastructure. Before joining Zhaopin, he had gained over 15 years of experience in the technology field in the United States and China, including working as an internet application consultant at go.com and as an application system consultant at Home Savings of America. Mr. Yu received an MBA degree from Rutgers in 2001, the State University of New Jersey and a bachelor’s degree in computer science from the University of Central Oklahoma in 1986.

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

Xianhao Yu has been with our company serving as a vice president in charge of media planning since July 2010. Mr. Xianhao Yu is an industry veteran with sixteen years of experience in brand management across different media platforms. From 2005 to 2010, Mr. Yu served for five years as the director of advertising and planning, responsible for all marketing activities at Jinmailang, one of China’s leading domestic food and beverage groups and the second — largest manufacturer of instant noodles in China. From 1997 to 2005, Mr. Yu worked with several local advertising agencies in China and Taiwan, accumulating experience with leading mainland and Taiwanese brands, including Mengniu, Uni-President, Bright Dairy, and Jinlongyu. Mr. Yu received his college degree in Radio and Television from the World College of Journalism in 1988.

Yihe Zhao has been our vice president in market research since June 2010. Mr. Zhao joined our company in May 2008 to run the market and media research department. He has over 15 years of experience in the advertising industry, with extensive knowledge of consumer behavior studies, marketing strategy, media research and brand research. Since he has been in the industry, Mr. Zhao has worked with over 100 brands, servicing many major international and domestic companies including China Telecom, Midea, Mengniu, Kia, Lotte and American Dairy and has received numerous industry awards for his work. Mr. Zhao is also a published author, having written “Core Changes — Building Strong Brands Faster,” in 2003, and is a featured lecturer at Tsinghua University’s MBA Programs and China’s 4A Association. From December 2006 to May 2008, Mr. Zhao was senior Strategy Director of Beijing Firstell Communications. Before that, Mr. Zhao also served as senior Strategy Director and Partner of Beijing Ray Network and Zheng Yi Tang Strategy Institute, respectively. Mr. Zhao received his bachelor degree in Advertising from Nanjing University of Finance in 1996.

The address of our directors and executive officers is: c/o Charm Communications Inc., Legend Town, CN01 Floor 4, No.1 Ba Li Zhuang Dong Li, Chaoyang District, Beijing 100025, China.

B. Compensation of Directors, Supervisors and Executive Officers

Compensation

For the year ended December 31, 2011, we paid an aggregate of approximately US$1.6 million in cash to our executive officers. We also granted options to purchase an aggregate of 2,544,000 ordinary shares to our existing directors and executive officers pursuant to our equity incentive plan adopted in March 2008. See “— 2008 Share Incentive Plan.” We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors except our contributions on behalf of our executive officers to a government-mandated multi-employer defined contribution plan. Our total contribution to such plan, including contributions made on behalf of our executive officers and other employees, was US$2.6 million for 2011.

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

Our board of directors has only granted options to participants in our 2008 Share Incentive Plan. As of December 31, 2011, there were 6,107,983 ordinary shares issuable upon the exercise of outstanding share options at a weighted average exercise price of US$1.56 per share and , and there were 289,191 ordinary shares available for future issuance under our 2008 Share Incentive Plan. The following table summarizes, as of December 31, 2011 the options granted to our directors and executive officers and other individuals as a group, without giving effect to options that were exercised or terminated.

Name	Options or Restricted Shares Awarded	Exercise Price or Purchase Price (US$/Share)	Date of Grant	Date of Expiration

He Dang	1,100,000	1.00	April 8, 2008	April 8, 2013
Andrew J. Rickards	*	3.40	April 9, 2010	April 9, 2015
Zhan Wang	*	3.40	April 9, 2010	April 9, 2015
Gang Chen	*	1.00	April 8, 2008	April 8, 2013
Wei Zhou	*	3.40	November 1, 2009	November 1, 2014
Tony Yu	*	—	October 17, 2011	October 17, 2016
Xiao Kun	*	1.00	April 8, 2008	April 8, 2013
Li Linna	*	1.00	April 8, 2008	April 8, 2013
Yu Xianhao	*	3.40	April 9, 2010	January 15, 2016
Zhao Yihe	*	1.00/3.40	April 8, 2008/ November 1, 2009	April 8, 2013/ November 1, 2014
Other individuals as a group	3,613,233	0-3.40	Various dates	Various dates

*	Less than 1% of our outstanding ordinary shares

2011 Share Incentive Plan

In December 2011, we adopted our 2011 Share Incentive Plan, or the 2011 Share Incentive Plan, to attract and retain personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The 2011 Share Incentive Plan provides for the grant of options, restricted shares and restricted share units, collectively referred to as awards. Our board of directors has authorized the issuance of up to 2,000,000 outstanding ordinary shares upon exercise of awards granted under our 2011 Share Incentive Plan.

Plan Administration. The compensation committee of our board of directors, or before the compensation committee is established, our board of directors, will administer the 2011 Share Incentive Plan. The compensation committee or the full board of directors, as appropriate, will determine the participants to receive awards, the type and number of awards to be granted and the terms and conditions of each award grant.

Award Agreements. Awards granted under our 2011 Share Incentive Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Transfer Restrictions. The right of a grantee in an award granted under our 2011 Share Incentive Plan may not be transferred in any manner by the grantee other than by will or the laws of succession and, with limited exceptions, may be exercised during the lifetime of the grantee only by the grantee.

Option Exercise. The term of options granted under the 2011 Share Incentive Plan may not exceed five years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment.

Acceleration upon a Change of Control. If a change of control of our company occurs, under the 2011 Share Incentive Plan, the award agreement may provide for acceleration of the vesting of the awards pursuant to the agreement. Our compensation committee or our board of directors may (i) cancel the awards for fair market value, (ii) provide for issuance of substitute awards or (iii) provide that for at least 15 days prior to the change of control the awards shall be exercisable as to all shares subject thereto and such awards shall terminate after the change of control.

Termination and Amendment. Unless terminated earlier, our 2011 Share Incentive Plan will expire after ten years. Our board of directors has the authority to amend or terminate our 2011 Share Incentive Plan, subject to shareholder approval to the extent necessary to comply with applicable law.

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

Appointment of Directors

Under the terms of the amended and restated shareholders agreement, dated January 20, 2010, among us, Mr. He Dang and certain of his affiliated entities, Chaview Investments Limited and Aegis Media, after the completion of our initial public offering, Aegis Media continues to have the right to designate one of our directors if Aegis Media holds no less than 10% of our issued share capital. The director currently designated on our board of directors by Aegis Media is Nick Waters.

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

D. Employees

As of December 31, 2009, 2010 and 2011, we had 310, 525 and 691 full-time employees, respectively. As of December 31, 2009, we had 30 professionals engaged in creative roles, 204 professionals engaged in sales and marketing roles and 76 professionals engaged in providing supporting services. As of December 31, 2010, we had 28 professionals engaged in creative roles, 398 professionals engaged in sales and marketing roles and 99 professionals engaged in providing supporting services, such as finance and administration. Among sales and marketing roles, there are 99 professionals who specialized in digital communications. As of December 31, 2011, we had 25 professionals engaged in creative roles, 546 professionals engaged in sales and marketing roles and 120 professionals engaged in providing supporting services, such as finance and administration. We plan to hire additional employees in all functions as we grow our business. None of our employees are represented by a labor union or other collective bargaining agreements. Since our inception, we have never experienced a strike or other disruption of employment. We believe our relationships with our employees are good.

The remuneration package of our employees includes salary, bonus, stock options, other cash benefits and benefits in-kind. In accordance with applicable regulations in China, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan and a housing reserve fund for the benefit of all of our employees. Our total contribution for such employee benefits required by applicable regulations amounted to approximately US$0.9 million, US$1.6 million and US$2.6 million for 2009, 2010 and 2011, respectively.

E. Share Ownership

Each of our directors, supervisors and executive officers holds our shares either directly for their own account or indirectly as the representative of another legal entity on our board of directors. The following table sets forth the share ownership of our directors, supervisors and executive officers as of April 15, 2012, our most recent record date by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; or

•	each person known to us to own beneficially more than 5.0% of either Class A ordinary shares or Class B ordinary shares.

The calculations in the table below assume there are 77,897,380 ordinary shares (including both Class A ordinary shares and Class B ordinary shares on a combined basis) outstanding as of April 15, 2012, our most recent record date. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of April 15, 2012, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
Name	Number	%

Directors and Executive Officers:
He Dang(1)	47,260,000	59.0
Nick Waters(2)	12,390,000	15.9
Andrew J. Rickards	*	*
Zhan Wang	*	*
Gang Chen	*	*
Wei Zhou	*	*
Tony Yu	*	*
Kun Xiao	*	*
Linna Li	*	*
Xianhao Yu	*	*
Yihe Zhao	*	*
All directors and executive officers as a group(3)	60,535,167	74.8
Other Principal Shareholders:
Merry Circle Trading Limited(4)	44,016,250	56.5
Aegis Media Pacific Ltd(5).	12,390,000	15.9
Chaview Investments Limited(6)	5,000,000	6.4
Invesco Ltd.(7)	2,456,896	3.2
Aberdeen Asset Management PLC(8)	1,445,810	1.9

*	Less than 1%.
(1)	Includes 44,016,250 Class B ordinary shares owned by Merry Circle Trading Limited, a British Virgin Islands company and 1,093,750 Class B ordinary shares owned by Honour Idea Limited, a British Virgin Islands company. Mr. He Dang is the sole shareholder and sole director of Honour Idea Limited. Mr. He Dang is the sole director of Merry Circle Trading Limited, which is owned by Full Quantum Investments Limited, a Bahamian company. Full Quantum Investments Limited is in turn wholly owned by the Dang Family Trust. Credit Suisse Trust Limited is the trustee of the Dang Family Trust, which is a discretionary trust constituted under the laws of Singapore with Mr. He Dang as settlor and Mr. He Dang and certain of his family members as beneficiaries. The business address of Mr. He Dang is c/o Charm Communications Inc., Legend Town, CN01 Floor 4, No.1 Ba Li Zhuang Dong Li, Chaoyang District, Beijing 100025, China.
(2)	Includes 12,390,000 Class B ordinary shares held by Aegis Media Pacific Ltd. Mr. Ståhle disclaims beneficial ownership of these shares except to the extent of any pecuniary interests therein.

(3)	Includes (i) ordinary shares beneficially owned by all of our directors and executive officers as a group and (ii) ordinary shares issuable upon the exercise of all options that are exercisable within 60 days of April 30, 2011 held by all of our directors and executive officers as a group.
(4)	The mailing address of Merry Circle Trading Limited, a British Virgin Islands company is 21st Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong .Mr. He Dang is the sole director of Merry Circle Trading Limited, which is owned by Full Quantum Investments Limited, a Bahamian company. Full Quantum Investments Limited is in turn wholly owned by the Dang Family Trust. Credit Suisse Trust Limited is the trustee of the Dang Family Trust, which is a discretionary trust constituted under the laws of Singapore with Mr. He Dang as settlor and Mr. He Dang and certain of his family members as beneficiaries. The business address of Mr. He Dang is c/o Charm Communications Inc., Legend Town, CN01 Floor 4, No.1 Ba Li Zhuang Dong Li, Chaoyang District, Beijing 100025, China.
(5)	The mailing address of Aegis Media Pacific Ltd. is Parker Tower, 43-49 Parker Street, London, England, WC2B 5P5. Aegis Media Pacific Ltd. is a wholly-owned subsidiary of Aegis Group plc. Nick Waters is the chief executive officer of Aegis Media Asia Pacific Management Ltd., an affiliate of Aegis Media, and disclaims beneficial ownership of the ordinary shares held by Aegis Media except to the extent of any pecuniary interest therein.
(6)	Includes 5,000,000 Class B ordinary shares held by Chaview Investments Limited. The mailing address of Chaview Investments Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Chaview Investments Limited is a wholly owned subsidiary of AIF Capital Asia III, L.P., whose general partner is AIF Capital Asia III GP Limited. The mailing address of AIF Capital Asia III GP Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(7)	Represents 2,456,896 Class A ordinary shares held by Invesco Ltd., as reported on a Schedule 13G filed by Invesco Ltd. on February 14, 2012. The 2,456,896 Class A ordinary shares beneficially owned by Invesco Ltd. represent 15.7% of Class A ordinary shares.
(8)	Represents 1,445,810 Class A ordinary shares held by Aberdeen Asset Management PLC, as reported on a Schedule 13G filed by Aberdeen Asset Management PLC on January 11, 2012. The 1,445,810 Class A ordinary shares beneficially owned by Aberdeen Asset Management PLC represent 18.35% of Class A ordinary shares.

As of April 26, 2012, 77,874,650 ordinary shares (all of the outstanding Class A ordinary shares in the form of ADSs) or 19.7% of our outstanding ordinary shares including both Class A ordinary shares and Class B ordinary shares on a combined basis are held by one record holder in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

A. Major Shareholders

Please refer to “Item 6E. Directors, Senior Management and Employees — Share Ownership.”

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

Other Transactions with Shareholders

Advertising Service

We received or provided certain advertising service to one of our shareholder’s subsidiary and our one equity investment entity, and paid or received cash accordingly. The financial statement impacts of these transactions have been included in these consolidated financial statements as the our revenues. The price was determined based on market price. Revenue from the related party for the year ended December 31, 2011 was US$6.9 million.

The related party balance as of December 31, 2011 in connection with the advertising service received or provided was US$3.5 million receivable and US$4.5 million in accounts payable mostly in connection with the advertising service provided or received from the shareholder’s subsidiary. The balance with related parties is due within one year.

Office and Automobile Leases

We leased office space and cars from the controlling shareholder and his family member. The rental amount was determined based on market prices. Rental expenses for the years ended December 31, 2009, 2010 and 2011 were US$0.7 million, US$0.7 million and US$0.9 million, respectively.

The related party balances at the end of the year 2009, 2010 and 2011 were US$41,000, nil and nil, respectively in connection with the unpaid rental expenses to the controlling shareholder. The balances with related parties are due within one year.

Declared Dividends

Our variable interest entities declared dividends of approximately RMB180.1 million in March 2008, of which RMB43.0 million was paid in August 2009 and RMB98.6 million was paid in May 2010. The remaining amount of unpaid dividend declared by our variable interest entities was paid off in May 2011.

In February 2012, the board of directors of the Company approved to distribute a special dividend of US$0.16 per share, which is equivalent to US$0.32 per American depositary share, in an aggregate amount of US$12.5 million out of the Company’s additional paid-in capital to the holders of American Depository Share. The special dividend was paid in April 2012.

Transactions Related to Our Corporate Structure

See “Item A. Information on the Company — C. Organizational Structure.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers – 2008 Share Incentive Plan.”

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to Item 18 for a list of all financial statements filed as part of this annual report on Form 20-F.

Litigation

See “Item 4. Information on the Company — B. Business Overview — Legal and Administrative Proceedings.”

Dividend Policy and Distributions

Our variable interest entities declared dividends of approximately RMB180.1 million in March 2008, of which RMB43.0 million was paid in August 2009 and RMB98.6 million was paid in May 2010. As of December 31, 2011, the remaining amount of unpaid dividend declared by our variable interest entities is nil. In March 2012 we announced an one-time cash dividend of US$0.16 per ordinary share to our shareholders.

We will continue to evaluate the our dividend policy as appropriate, taking into account the Company’s operating performance, long-term capital requirements relating to investments and acquisitions, as well as potential business risks. We, however, have no present plan to declare and pay any regular dividends on our ordinary shares or ADSs in the future. We still intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Our board of directors will complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

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

	Market Price for Each ADS(1)
Period	High	Low

2010 (from May 5, 2010)	12.60	6.12
Second Quarter (from May 5, 2010)	10.00	7.52
Third Quarter	8.71	6.12
Fourth Quarter	12.60	7.78
2011	12.69	6.19
First Quarter	12.14	8.00
Second Quarter	12.50	9.80
Third Quarter	12.69	8.31
Fourth Quarter	12.08	6.19
October	10.00	6.19
November	12.08	8.66
December	9.99	7.58
2012 (through April 26, 2011)	11.64	7.95
First Quarter	10.42	7.95
January	9.19	7.95
February	10.00	8.13
March	10.42	8.92
April (through April 26, 2012)	11.64	8.68

Source: Nasdaq Global Market.

(1)	As reported.

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

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our registration statement under the heading “Description of Share Capital” on Form F-1 (File No. 333-165987), as amended, initially filed with the SEC on April 9, 2010. Our shareholders adopted our amended and restated memorandum of association by unanimous resolution on April 9, 2010 which became effective upon the completion of our initial public offering on May 10, 2010.

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

British Virgin Islands

Under the current laws of the British Virgin Islands, we are not subject to income tax.

Hong Kong

No Hong Kong profits tax has been provided as we do not have assessable profits earned in or derived from Hong Kong for the years ended December 31, 2009, 2010 and 2011.

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

With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (but not our ordinary shares) are regarded as readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law (see discussion under “— People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation unless we are a PFIC in the year in which the dividend is paid or the preceding taxable year. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a “passive foreign investment company,” or PFIC, for our taxable year ended December 31, 2011, and we do not expect to become one in the future, although there can be no assurance in this regard. As the determination of PFIC status requires extensive factual investigation, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of income we earn, this determination, although ultimately legal in nature, is beyond the scope of legal counsel’s role and, accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations contained in this paragraph.

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

Foreign Exchange Risk

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under that policy, the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi has substantially appreciated against the U.S. dollar from July 21, 2005 to December 31, 2011. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

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

Fluctuations in exchange rates also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, depreciation of the Renminbi against the U.S. dollar would have a negative effect on the corresponding U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2011, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of approximately US$1.2 million to our total cash and cash equivalents.

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

Payments by Depositary

In 2011, we received the following payments from JP Morgan Chase Bank, N.A., the depositary bank for our ADR program:

Item	US$ (in thousands)
Reimbursement of investor relations efforts	218
Reimbursement of legal and consulting fees	31
Total	249

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None of these events occurred in any of the years ended December 31, 2009, 2010 and 2011.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

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

As of December 31, 2011, we have used US$8.4 million cash from our initial public offering proceeds for expansion of our media investment business in 2012 in obtaining our exclusive agency agreement with Nanfang Satellite TV and US$1.6 million cash for acquisition of Clickpro to strengthen our performance marketing platform in internet agency business. As of December 31, 2011, we have also used US$1.9 million to repurchase our ADSs under our 2011 Share Repurchase Program. We still intend to use the remainder of our initial public offering proceeds, as disclosed in our registration statement on Form F-1 (File number 333-165987), to expand our business, including our media investment management business, and for other general corporate purposes.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2011, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all errors and all fraud. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm has audited our internal control over financial reporting as of December 31, 2011 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Charm Communications Inc.

We have audited the internal control over financial reporting of Charm Communications Inc., its subsidiaries, and its variable interest entity (collectively, the “Group”) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2011 of the Group and our report dated April 27, 2012 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China April 27, 2012

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

Deloitte Touche Tohmatsu CPA Ltd, or Deloitte was engaged to serve as our independent registered public accountants on September 22, 2009 in connection with the audit of our consolidated financial statements for the three years ended December 31, 2011. Our board of directors resolved to dismiss our former independent registered public accountants, Ernst & Young Hua Ming, and to change our independent registered public accountants to Deloitte on August 20, 2009.

The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu CPA Ltd., to us in 2009, 2010 and 2011.

	2009	2010	2011
	US$	US$ (in thousands)	US$
Audit Fees(1)	411	580	700
Audit-related Fees(2)	324	42	150
Tax Fees(3)	30	12	26

Total	765	634	876

(1)	Audit fees consist of fees billed for the audit or review of our annual financial statements, quarterly financial statements and related regulatory filings.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported above as “Audit Fees”, including consultations of financial accounting and reporting standards and IPO related service.
(3)	Tax fees include fees billed for tax advice services.

Pre-approval Policies and Procedures

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., PRC including audit services, audit-related services, tax services and other services, as described above.

All audit and non-audit services performed by Deloitte Touche Tohmatsu CPA Ltd., PRC for 2011 were pre-approved by the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

On September 14, 2011, our board of directors authorized a share repurchase program, or the 2011 Share Repurchase Program, under which we may repurchase up to US$10 million worth of our issued and outstanding ADSs from the open market from time to time and before September 14, 2012. As of March 31, 2012, we have repurchased 292,412 of our ADSs for a total purchase price of approximately US$2.6 million pursuant to the 2011 Share Repurchase Program. All of the repurchased shares have been retired from our outstanding common shares. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing.

Set for below contains certain information regarding our aforementioned share repurchase programs.

Period	Total Number of ADSs Purchased Under the Program	Average Price Paid per ADS (US$)	Approximate Value of ADSs that May Yet be Purchased Under the Program (US$ in thousands)
2011 Share Repurchase Program
2011
September	14,000	8.79	9.876
October	119,162	8.36	8,874
November	58,974	9.73	8,297
December	24,189	8.75	8,085
2012
January	24,832	8.49	7,873
February	24,014	8.79	7,660
March	27,241	9.35	7,404
Total	292,412	8.83	7,404

Item 16F.	Change in Registrant’s Certifying Accountant

Previously reported on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010.

Item 16G.	Corporate Governance

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide the financial statements and related information specified in Item 18.

Item 18.	Financial Statements

The following audited financial statements and reports of independent registered public accounting firm are included in this annual report beginning on page F-1.

—	Report of Independent Registered Public Accounting Firm
—	Consolidated Balance Sheets as of December 31, 2010 and 2011
—	Consolidated Statements of Operations for the Years Ended December 31, 2009, 2010 and 2011
—	Consolidated Statements of Changes in Equity and Comprehensive Income for the Years Ended December 31, 2009, 2010 and 2011
—	Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2010 and 2011
—	Notes to Consolidated Financial Statements
—	Additional Information—Financial Statement Schedule I

Item 19.	Exhibit Index

Exhibit Number	Description of Exhibits

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.3	Form of Deposit Agreement among the Registrant, the Depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.4	Share Subscription Agreement, dated July 16, 2008, in respect of the sale of Series A convertible redeemable preferred shares of the Registrant (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.5	Amendment No. 1 to Share Subscription Agreement, dated July 16, 2008 (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.6	Second Share Subscription Agreement, dated August 15, 2008, in respect of the sale of Series A preferred shares of the Registrant (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010) .

2.7	Share Subscription Agreement, dated January 20, 2010, among the Registrant, Mr. He Dang, Merry Circle Trading Limited and Aegis Media Pacific Ltd (incorporated by reference to Exhibit 4.7 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.8	Second Amended and Restated Shareholders Agreement, dated January 20, 2010, among the Registrant, Mr. He Dang, Merry Circle Trading Limited, Honour Idea Limited, Aegis Media Pacific Ltd. and Chaview Investments Limited (incorporated by reference to Exhibit 4.8 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.9	Second Amended and Restated Registration Rights Agreement, dated January 20, 2010, among the Registrant, Mr. He Dang, Chaview Investments Limited and Aegis Media Pacific Ltd (incorporated by reference to Exhibit 4.9 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

Exhibit Number	Description of Exhibits

2.10	Joint Venture Agreement regarding Posterscope (Hong Kong) Limited and Beijing Vizeum Advertising Co. Ltd., dated January 20, 2010, among the Registrant, Posterscope Advertising Limited, Aegis Media Pacific Ltd., Media Port Holdings Limited and Posterscope (Hong Kong) Limited (incorporated by reference to Exhibit 4.10 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.11	Shareholders’ Agreement, dated January 20, 2010, among the Registrant, Media Port Holdings Limited, Posterscope Advertising Limited, Posterscope (Hong Kong) Limited and Aegis Media Pacific Ltd (incorporated by reference to Exhibit 4.11 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.1.1	Registrant’s 2008 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

*4.1.2	Registrant’s 2011 Share Incentive Plan.

4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.3.1	Translation of the Advertising Agency Agreement, dated February 4, 2008, between Shanghai Haobangyany Advertising Co., Ltd. and Shanghai Media Group and Advertising Management Center of Shanghai Media Group (incorporated by reference to Exhibit 10.3.1 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.3.2	Translation of the Advertising Agency Agreement, dated April 23, 2009, between Beijing Shidai Charm Advertising Co., Ltd. and Shanghai Media Group and Advertising Management Center of Shanghai Media Group (incorporated by reference to Exhibit 10.3.2 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.3.3	Translation of the Exclusive Agency Agreement for Tianjin Satellite TV Advertisements, dated November 8, 2008, between Qinghai Charm Advertising Co., Ltd. and Tianjin Television Station (incorporated by reference to Exhibit 10.3.3 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.3.4	Translation of the Advertising Agency Agreement, dated February 9, 2010, between Qinghai Charm Advertising Co., Ltd. and Shanghai Media Group and Advertising Management Center of Shanghai Media Group (incorporated by reference to Exhibit 10.3.4 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.3.5	Translation of the Exclusive Agency Agreement for Tianjin Satellite TV Advertisements, dated December 1, 2009, between Qinghai Charm Advertising Co., Ltd. and Tianjin Television Station (incorporated by reference to Exhibit 10.3.5 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.3.6	Translation of the Advertising Agency Agreement, dated January 24, 2011, between Shang Xing Media Co., Ltd. and Shanghai Media Group and Advertising Management Center of Shanghai Media Group.

Exhibit Number	Description of Exhibits

4.3.7	Translation of the Exclusive Agency Agreement for Tianjin Satellite TV Advertisements, dated October 20, 2010, between Shang Xing Media Co., Ltd. and Tianjin Television Station.

4.4	Translation of Form of Exclusive Technology Support Agreements with respect to each of the variable interest entities, between Nanning Jetlong Technology Co., Ltd. and each variable interest entity (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.5	Translation of Form of Trademark, Trade Name and Domain Name License Agreements with respect to each of the variable interest entities, between Nanning Jetlong Technology Co., Ltd. and each variable interest entity (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.6	Translation of Form of Option and Cooperation Agreements with respect to each of the variable interest entities among Nanning Jetlong Technology Co., Ltd., the variable interest entity, and nominee shareholders of the variable interest entity (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.7	Translation of Form of Voting Rights Agreements with respect to each of the variable interest entities among Nanning Jetlong Technology Co., Ltd., the variable interest entity, and nominee shareholders of the variable interest entity (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.8	Translation of Form of Equity Pledge Agreements with respect to each of the variable interest entities among Nanning Jetlong Technology Co., Ltd., the variable interest entity, and nominee shareholders of the variable interest entity (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.9	Promissory Note, dated January 20, 2010, issued by the Registrant to Merry Circle Trading Limited (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

*8.1	List of Significant Subsidiaries of Charm Communications Inc.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Deloitte Touche Tohmatsu CPA Ltd., an Independent Registered Public Accounting Firm.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	filed herewith.
**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHARM COMMUNICATIONS INC.

By:	/s/ WEI ZHOU
Name:	Wei Zhou
Title:	Chief Financial Officer

Date: April 27, 2012

CHARM COMMUNICATIONS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHARM COMMUNICATIONS INC.

We have audited the accompanying consolidated balance sheets of Charm Communications Inc., its subsidiaries, and its variable interest entity (collectively, the “Group”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011, and the related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2012 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

April 27, 2012

CHARM COMMUNICATIONS INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	December 31, 2010	December 31, 2011
ASSETS
Current Assets:
Cash and cash equivalents	123,320	139,406
Notes receivable	15,323	28,880
Prepaid expenses	63,680	106,393
Deposits	28,409	25,730
Accounts receivable, net of allowance for doubtful accounts of nil and US$658 as of December 31, 2010 and 2011	49,746	103,920
Amounts due from related parties	2,485	3,494
Deferred tax assets	—	125
Other current assets	1,587	2,139

Total current assets	284,550	410,087

Fixed assets, net	2,082	4,344
Intangible assets, net	—	3,397
Longterm investments	—	1,445
Goodwill	—	4,335
Other non-current assets	—	1,009

Total non-current assets	2,082	14,530

TOTAL ASSETS	286,632	424,617

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND EQUITY

Current Liabilities:
Accounts payable (of which US$9,012 and US$687 as of December 31, 2010 and December 31, 2011 of the consolidated VIE without recourse to the Company, respectively)	19,341	63,141
Amounts due to related parties (of which nil and nil as of December 31, 2010 and December 31, 2011 of the consolidated VIE without recourse to the Company, respectively)	4,701	4,460
Advances from customers (of which US$3,083 and US$12,028 as of December 31, 2010 and December 31, 2011 of the consolidated VIE without recourse to the Company, respectively)	57,970	85,720
Accrued expenses and other current liabilities (of which US$14,843 and US$4,411 as of December 31, 2010 and December 31, 2011 of the consolidated VIE without recourse to the Company, respectively)	18,516	22,876
Dividends payable (of which nil and nil as of December 31, 2010 and December 31, 2011 of the consolidated VIE without recourse to the Company, respectively)	5,829	—

CHARM COMMUNICATIONS INC.

CONSOLIDATED BALANCE SHEETS—continued

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	December 31, 2010	December 31, 2011
Consideration payable (of which nil and nil as of December 31, 2010 and December 31, 2011 of the consolidated VIE without recourse to the Company, respectively)	—	2,813

Total current liabilities	106,357	179,010

Consideration payable (of which nil and nil as of December 31, 2010 and December 31, 2011 of the consolidated VIE without recourse to the Company, respectively)	—	2,476

Total non-current liabilities	—	2,476

Total liabilities	106,357	181,486

Commitments (Note 19)

Redeemable non-controlling interest	—	4,723

Equity
Charm Communications Inc.’s equity
Ordinary shares (US$0.0001 par value per share; 205,000,000 and 207,000,000 shares authorized; 78,260,102 and 77,966,176 shares issued and outstanding as of December 31, 2010 and December 31, 2011, respectively)	8	8
Additional paid-in capital	115,288	116,637
Retained earnings	59,783	105,930
Accumulated other comprehensive income	4,319	13,384

Total Charm Communications Inc. shareholders’ equity	179,398	235,959
Non-controlling interest	877	2,449

Total equity	180,275	238,408

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND EQUITY	286,632	424,617

The accompanying notes are an integral part of these consolidated financial statements.

CHARM COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	2009	2010	2011
Revenues
Media investment management	87,275	162,623	238,837
Advertising agency	15,301	24,776	34,285
Branding and identity services	3,466	5,002	7,016

Total revenues:	106,042	192,401	280,138

Cost of revenues
Media investment management	68,538	118,224	187,878
Advertising agency	2,057	2,867	3,737
Branding and identity services	1,568	2,715	4,015

Total cost of revenues	72,163	123,806	195,630

Gross profit	33,879	68,595	84,508

Operating expenses
Selling and marketing expenses	10,979	20,314	27,119
General and administrative expenses	5,560	6,748	9,704

Total operating expenses	16,539	27,062	36,823

Equity in earnings of equity method investments	—	—	2

Operating profit	17,340	41,533	47,687

Interest income	575	1,255	2,497
Interest expense	—	(488)	—
Impairment on cost method investments	(1,940)	(1,810)	—
Other income	44	—	—

Income before income tax expense	16,019	40,490	50,184
Income tax expense	752	1,998	2,158

Net income	15,267	38,492	48,026

Net income attributable to non-controlling interest	—	(525)	(1,572)
Net income attributable to redeemable non-controlling interest	—	—	(307)

Net income attributable to Charm Communications Inc.	15,267	37,967	46,147

Accretion of Series A convertible redeemable preferred shares	(7,800)	(1,215)	—

Net income attributable to Charm’s ordinary shareholders	7,467	36,752	46,147

Net income per share:
Basic	0.07	0.51	0.59
Diluted	0.07	0.49	0.56

Shares used in computation of net income per share:
Basic	50,000,000	70,483,686	78,266,839
Diluted	52,011,348	73,475,901	82,113,765

The accompanying notes are an integral part of these consolidated financial statements.

CHARM COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

AND COMPREHENSIVE INCOME

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares)

	Charm Communications Inc.’s shareholders
	Ordinary shares		Additional paid-In	Retained	Accumulated other comprehensive	Total Charm Communications Inc.’s shareholders’	Non-controlling	Total	Comprehensive
	Number	Amount	capital	earnings	income	equity	interest	equity	income
Balance at December 31, 2008	50,000,000	5	(4,258)	15,564	88	11,399	—	11,399

Cumulative translation adjustment	—	—	—	—	(23)	(23)	—	(23)	(23)
Net income	—	—	—	15,267	—	15,267	—	15,267	15,267
Accretion of Series A convertible redeemable preferred shares	—	—	—	(7,800)	—	(7,800)	—	(7,800)
Share-based compensation	—	—	2,284	—	—	2,284	—	2,284

Balance at December 31, 2009	50,000,000	5	(1,974)	23,031	65	21,127	—	21,127	15,244

Cumulative translation adjustment	—	—	—	—	4,254	4,254	—	4,254	4,254
Net income	—	—	—	37,967	—	37,967	525	38,492	38,492
Addition of non-controlling interest	—	—	—	—	—	—	352	352
Issue ordinary share to Aegis	12,390,000	1	49,277	—	—	49,278	—	49,278
Repurchase of shareholder’s shares	(4,890,000)	(1)	(19,560)	—	—	(19,561)	—	(19,561)
Issue of ordinary shares at Initial Public Offering, net of offering cost of US$3,355	15,625,000	2	65,245	—	—	65,247	—	65,247
Accretion of Series A convertible redeemable preferred shares	—	—	—	(1,215)	—	(1,215)	—	(1,215)
Conversion of Series A convertible redeemable preferred shares	5,000,000	1	19,427	—	—	19,428	—	19,428
Share-based compensation			2,499	—	—	2,499	—	2,499
Exercise of options	135,102	—	374	—	—	374	—	374

Balance at December 31, 2010	78,260,102	8	115,288	59,783	4,319	179,398	877	180,275	42,746

Cumulative translation adjustment	—	—	—	—	9,065	9,065		9,065	9,065
Net income (excludes US$307 of net income attributable to redeemable non-controlling interest)	—	—	—	46,147	—	46,147	1,572	47,719	47,719
Net income attributable to redeemable non-controlling interest	—		—	—	—	—	—	—	307
Share-based compensation	—	—	3,069	—	—	3,069		3,069
Exercise of options	138,724	—	186	—	—	186		186
Repurchase of ordinary shares	(432,650)	—	(1,906)	—	—	(1,906)		(1,906)

Balance at December 31, 2011	77,966,176	8	116,637	105,930	13,384	235,959	2,449	238,408	57,091

The accompanying notes are an integral part of these consolidated financial statements.

CHARM COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. dollars (“US$”)

	2009	2010	2011
Cash flows from operating activities:
Net income	15,267	38,492	48,026
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	304	537	659
Amortization of intangible assets	—	—	665
Allowance for doubtful accounts	1,223	990	937
Impairment on cost method investments	1,940	1,810	—
Share-based compensation	2,284	2,499	3,069
Deferred tax assets	—	—	125
Non-monetary revenue transactions	(291)	(319)	(96)
Loss on disposals of fixed assets	—	—	473
Changes in operating assets and liabilities:
Accounts and notes receivables	2,506	(20,181)	(60,388)
Prepaid expenses, deposits and other current assets	(16,364)	(38,654)	(34,696)
Amounts due from related parties	—	(2,423)	(865)
Accounts payable	(10,714)	8,275	39,977
Advances from customers	1,940	25,620	24,334
Accrued expenses and other current liabilities	2,664	7,252	2,342
Amounts due to related parties	(9)	(457)	(424)

Net cash provided by operating activities	750	23,441	24,138

Cash flows from investing activities:
Acquisition of fixed assets	(485)	(919)	(3,220)
Investment in equity method entities	—	—	(1,210)
Acquisition of ClickPro (net of cash acquired of US$373)	—	—	(1,111)
Proceeds from disposal of Zhizhonghe, a cost method investment (Note 8)	—	—	77
Proceeds from acquisition of Posterscope and Vizeum (net of cash acquired of US$4,114)	—	3,586	—

Net cash provided by (used in) investing activities	(485)	2,667	(5,464)

Cash flows from financing activities:
Distributions paid to shareholder	(6,308)	(14,455)	(5,829)
Proceeds from option exercise	—	374	186
Repurchase of ordinary shares	—	—	(1,906)
Series A preferred share redemption	—	(41,363)	—
Proceeds from issuance of ordinary shares to Aegis Media, net of issuance cost of US$350	—	49,278	—
Payments of shareholder loan	—	(19,560)	—
Proceeds from Initial Public Offering	—	69,023	—
Payments of IPO expenses	—	(3,244)	—

Net cash provided by (used in) financing activities	(6,308)	40,053	(7,549)

Effect of exchange rates on cash and cash equivalents	(43)	2,422	4,961

Net decrease (increase) in cash and cash equivalents	(6,086)	68,583	16,086

Cash and cash equivalents at the beginning of the year	60,823	54,737	123,320

Cash and cash equivalents at the end of the year	54,737	123,320	139,406

Supplementary disclosure of cash flow information
Income taxes paid	691	364	1,543
Interest expense paid	—	488	—

Supplementary schedule of non-cash activities
Conversion of preferred shares to common shares upon IPO	—	19,428	—
Issuance of shareholder loan to acquire common shares	—	19,560	—
Accrued offering cost	—	532	—

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

As of December 31, 2011, the Company’s subsidiaries and the Group’s variable interest entities included the following entities:

Companies	Place of Incorporation	Later of Establishment Or Acquisition	Percentage of Legal Ownership

Subsidiaries:

Movie-Forward Ltd. (“Movie”)	BVI	June 2007	100%
Media Port Holding Limited (“Media Port”)	BVI	November 2009	100%
Media Talent International Limited (“Talent”)	BVI	May 2010	100%
Best Ranking Limited (“Best”)	BVI	October 2011	100%
CharmClick Inc. (“Click”)	Cayman	July 2011	60%
Charm Hong Kong Limited (“Charm Hong Kong”)	Hong Kong	April 2008	100%
O’Master Communications (Hong Kong) Ltd. (“O’Master”)	Hong Kong	June 2010	100%
Posterscope (Hong Kong) Ltd. (“Posterscope”)	Hong Kong	January 2010	60%
Charm New Media (Hong Kong) Ltd. (“New”)	Hong Kong	November 2011	100%
Charm Future Media (Hong Kong) Ltd. (“Future”)	Hong Kong	November 2011	100%
Charm Electronic Media (Hong Kong) Ltd. (“Elec”)	Hong Kong	November 2011	100%
Charm Digital Media (Hong Kong) Ltd. (“Digital”)	Hong Kong	November 2011	100%
Neudior Corporation Limited (“Neudior”)	Hong Kong	November 2011	60%
Nanning Jetlong Technology Co., Ltd. (“NJTC”)	PRC	October 2005	100%
Beijing Vizeum Advertising Co., Ltd. (“Vizeum”)	PRC	January 2010	60%
Charm Media Co., Ltd. (“Charm Media”)	PRC	November 2010	100%
Shang Xing Media Co., Ltd. (“Shang Xing”)	PRC	October 2010	100%

VIEs and VIEs owned enterprise:

Shidai Charm Advertising Co., Ltd. (“ShiDai”)	PRC	November 2006	N/A
QingHai Charm Advertising Co., Ltd. (“QingHai”)	PRC	August 2008	N/A
Beijing Charm Culture Co., Ltd (“Charm Culture”)	PRC	November 2010	N/A

Media Port holds 60% ownership of Posterscope, which holds all of the outstanding equity interest in Vizeum.

O’Master is a wholly owned subsidiary of Talent. O’Master holds all of the outstanding equity interest in Charm Media, and Charm Media holds all of the outstanding equity interest in Shang Xing.

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

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

NJTC, Charm Media and Shang Xing are wholly foreign owned enterprises (“WFOEs”).

PRC laws and regulations have certain restrictions on foreign ownership of media content and advertising business. To comply with these foreign ownership restrictions, prior to January 1, 2011, the Company conducted its substantive operations in the PRC through VIEs and their subsidiaries. As presented below, NJTC has entered into certain exclusive contractual agreements with the VIEs and the shareholders of these VIEs. Under these agreements, NJTC has the ability to receive substantially all of the expected residual returns of the VIEs and their subsidiaries and also has the power to control the VIEs.

In June 2010, the Company acquired O’Master, which had more than three years’ operating history of an advertising business in Hong Kong, and accordingly it and its subsidiaries are not subject to the restrictions on foreign invested enterprises undertaking a media content and advertising business in the PRC. Starting January 2011 the Company primarily conducts its business through Charm Media and Shang Xing, the wholly owned subsidiaries of O’Master rather than through the VIEs.

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

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

Agreements that transfer economic benefits to NJTC—continued

Option and Cooperation Agreements

With respect to each VIE, NJTC, the VIE and the nominee shareholders of the VIE, have entered into an option and cooperation agreement. Pursuant to the option and cooperation agreement, NJTC has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all or part of the equity interest in the VIE from the nominee shareholders. The purchase price for the entire equity interest shall be the minimum price permitted by applicable PRC laws, rules and regulations. Each shareholder of the VIE agreed to pay the purchase price received from NJTC to the VIE after NJTC exercised its option. The term of the option and cooperation agreement is twenty years from the effective date thereof, and the agreement will be automatically renewed for additional twenty years upon expiration until the completion of the transfer of all of the equity interest provided therein.

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

These contractual arrangements allow the Company, through its wholly owned subsidiary, NJTC, to effectively control the VIEs, and to derive substantially all of the economic benefits from them. Accordingly, the Company treats them as VIEs and because the Company is the primary beneficiary of the VIEs, the Company has consolidated the financial results of the VIEs since establishment of VIEs.

In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for VIEs. The amendments effectively replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entities economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. This guidance also requires additional disclosures about a reporting entity’s involvement with variable interest entities and any significant changes in risk exposure as a result of that involvement.

The Company adopted the new guidance on January 1, 2010. Since the Company, through its subsidiary, has (1) the power to direct the activities of NJTC and the VIEs that most significantly affect their economic performance and (2) the right to receive the benefits from them, the Company consolidated the VIEs under this guidance. As a result, the disclosure requirements of the guidance were retrospectively applied for fiscal year 2009.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

Agreements that provide NJTC effective control over VIEs—continued

The Group believes that NJTC’s contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. The shareholders of the VIEs are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. The Company’s ability to control the VIEs also depends on the power of attorney NJTC has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE and its subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

Agreements that provide NJTC effective control over VIEs—continued

The following financial statement balances and amounts of the Company’s VIEs, which were after the intercompany eliminations, were included in the accompanying consolidated financial statements:

		December 31, 2010	December 31, 2011
Total assets		92,853	73,157
Total liabilities		32,768	17,126

	2009	2010	2011
Revenue	103,912	183,608	36,734
Net income (loss)	16,753	39,439	(5,331)

	2009	2010	2011
Net cash provided by (used in) operating activities	15,474	15,544	(21,771)
Net cash used in investing activities	(418)	(661)	(641)
Net cash used in financing activities	(6,308)	(14,455)	(5,829)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Noncontrolling interest

Effective January 1, 2009, the Company adopted an authoritative pronouncement issued by the Financial Accounting Standards Board (the “FASB”) regarding noncontrolling interests in consolidated financial statements. The pronouncement requires noncontrolling interests to be separately presented as a component of equity in the consolidated financial statements.

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

Other current assets

Other current assets include bank interest receivables, rental deposits, prepaid rent, and staff advances.

Fixed assets, net

Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Computers, software and office equipment Leasehold improvements	3-5 years lesser of lease terms or 5 years, the estimated useful lives of the asset

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Intangible assets, net

Intangible assets, which consist of customer base, technology and non-compete agreements are carried at cost less accumulated amortization. Customer base is amortized based on the estimated attrition pattern of the acquired intangible; technology and non-compete agreements is calculated using the straight-line method over their respective expected useful lives as follows:

Customer base	6 years
Technology	3 years
Non-compete agreements	7 years

Long-term investments

Long-term investments consist of equity method investments and cost method investments.

Equity method investments relate to affiliated companies over which the Company has the ability to exercise significant influence, but does not have a controlling interest is accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee of between 20% and 50%, and other factors, such as representation on the investee’s Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. The Company’s share of earnings of equity affiliate is included in the accompanying consolidated statements of operations below provision for income taxes.

Cost method investments are investments in an investee over which the Group does not have significant influence. The Group carries the investment at cost and recognizes income as any dividends received from the distribution of the investee’s earnings.

The Company reviews the investment for other-than temporary impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable based on the specific identification method. The Company considers available quantitative and qualitative evidence in evaluating potential impairment and recognize the impairment loss if the carrying value exceeds fair value. During the years ended December 31, 2009, 2010 and 2011, impairment charges of US$1,940, US$1,810 and nil were recognized, respectively to cost method investments. The balances of the cost method investments were nil and nil as of December 31, 2010 and December 31, 2011.

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step is not required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purpose of evaluating goodwill impairment and does not result in an entry to implied fair value of goodwill. Management performed an annual goodwill impairment test as of December 31, 2011, and no impairment loss was required.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable when these events occur. The Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group will recognize an impairment loss based on the fair value of the assets.

Advances from customers

Advances from customers represent the customers’ prepayment of advertising costs to the Group. The customers will generally pay the Group a month in advance of their advertisements being aired. The Group will then make a payment to the television stations.

Financial instruments

Financial instruments include long-term investments, equity method investments, cash and cash equivalents, accounts and notes receivable, accounts payable, and amounts due from and to related parties. The carrying value of financial instruments except for long-term investments approximate their fair values, principally because of the short-term maturity of these instruments. Fair value of other long-term investments is not disclosed because the fair value of the investments is not readily determinable.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Fair value measurements

The Company follows the provisions of ASC 820, Fair Value Measurements and Disclosures in determining and disclosing certain fair value measurements. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level I—Observable inputs such as quoted prices in active markets for identical, unrestricted assets, or liabilities.

Level II—Quoted prices for similar assets or liabilities, or inputs other than quoted prices in active markets that are observable, either directly or indirectly.

Level III—Unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions about the assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of option-pricing models, discounted cash flows models, and similar techniques.

The Company measures certain assets, including the cost method investments, at fair value on a nonrecurring basis when they are deemed to be other-than-temporarily impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

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

Advertising agency revenues are derived from commissions received for assisting advertising clients in obtaining advertisement time on media platforms, primarily television stations. In general, the commission received is based on certain percentage of the cost of the advertising time purchased by the client. In many cases, the client pays the media owner for the advertising resource through the Group. As the Group acts as an agent for the client in such transactions, the revenue from these transactions is recognized on a net basis when the related advertisement resource is utilized by the client.

The Group also receives performance-based sales commissions from the media platforms, equal to certain percentage of the purchase price for qualifying advertising resource purchased and utilized by advertising clients the Group represents. The amount of the additional commissions earned may be subject to adjustment based on various performance factors. Revenue is accrued and recognized when the amounts of the additional commissions are probable and reasonably estimable.

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

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Rebates to customers

The Group provides cash incentives to certain customers based on their media spending volume and performance on the Company’s media investment business, and accounts for it as a reduction of revenue. The Group has estimated and recorded rebates to customers of US$1,378, US$4,938 and US$5,383 for the years ended December 31, 2009, 2010, and 2011, respectively.

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

Cost of revenues related to branding and identity services is primarily costs incurred for advertisement production, personnel related costs and business taxes. These costs are expensed as incurred.

The total amount of business taxes and surcharges included in cost of revenues were US$3,530, US$6,810, and US$8,340 for the years ended December 31, 2009, 2010 and 2011, respectively.

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

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar. The Company’s PRC subsidiaries and VIEs and their wholly owned enterprises determine their functional currencies to be the Chinese Renminbi (“RMB”). The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of its PRC subsidiaries, VIEs and their wholly owned enterprises, respectively.

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

Income taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Group records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

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

The 40% interest held by Aegis Media is recorded as noncontrolling interest in the consolidated balance sheet and consolidated statement of operations.

Redeemable Non-controlling interest

In August 2011, the Group acquired 60% of Clickpro’s business. Clickpro is a leading Chinese performance and search engine marketing (“SEM”) firm with proprietary technology and full-service capabilities. Pursuant to the agreement with Clickpro, the Company granted a put option to Clickpro’s shareholders which allow them to sell the remaining 40% equity interest to the Group. The option is exercisable six years later at a per share price computed by a formula valuing the entire enterprise based on the Clickpro’s performance for the trailing 3 years.

On the acquisition date, the 40% noncontrolling interest was recorded outside of the permanent equity on the consolidated balance sheet at fair value of US$4,416. Subsequently, the noncontrolling interest was carried at the higher of (1) the initial carrying amount, increased or decreased for the noncontrolling interest’s share of net income or loss or (2) the accreted amount to the expected redemption value. The increase of the carrying amounts of the redeemable noncontrolling interest US$307 was recognized in the net income attributable redeemable noncontrolling interest in the consolidated statement of operations for the year ended December 31, 2011.

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

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income is reported in the consolidated statements of changes in equity and comprehensive income.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, fair value and impairment of cost method investments, fair value and impairment of goodwill and intangible assets, business acquisition, and share-based compensation.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash balances in RMB as of December 31, 2010 and 2011 were RMB640.2 million (an equivalent of US$97.0 and RMB775.6 million (an equivalent of US$123.2), representing 78.7% and 88.4% of the cash and cash equivalents as of December 31, 2010 and 2011 respectively.

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable and notes receivable. As of December 31, 2010 and 2011, substantially all of the Group’s cash and cash equivalents were deposited in the financial institutions located in the PRC. Notes receivable represents bank drafts drawn upon the financial institutions located in the PRC. The Group uses state-owned financial institutions that management believes are of high credit quality to mitigate the risks associated with cash and cash equivalents and notes receivable. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and ongoing monitoring process on outstanding balances. Customer A accounted for more than 10% of accounts receivable as of December 31, 2011 and customer B accounted for 12% of accounts receivable as of December 31, 2010. For the years ended December 31, 2009, 2010, and 2011, there were no customers who accounted for 10% or more of the Group’s revenues.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2011, the Financial Accounting Standards Board (“FASB”) has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group does not expect the adoption of this guidance to have a significant impact on its consolidated financial statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The Group does not expect the adoption of this guidance to have a significant impact on its consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before the pronouncement issued in June 2011. The Group does not expect the adoption of those pronouncements to have a significant impact on its consolidated financial statements.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Recently Issued Accounting Pronouncements Not Yet Adopted—continued

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•

Highest-and-best-use and valuation-premise concepts for nonfinancial assets—the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•

Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk—the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•

Premiums or discounts in fair value measure—the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•

Fair value of an instrument classified in a reporting entity’s shareholders’ equity—the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•	Disclosures about fair value measurements—the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

•

For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

•	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The Group does not expect the adoption of this guidance to have a significant impact on its consolidated financial statements.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

3.	ACQUISITION

2010 Acquisition

On January 20, 2010, the Group acquired 60% of Posterscope, which in turn holds 100% of Vizeum’s business in connection with the advertising agency business for the purpose of providing an enhanced service platform that enables the Group to attract new advertising clients and expand customer base. The consideration for the acquisition was RMB3.6 million (US$528). The pro forma effects of the Vizeum acquisition as if the acquisition period had occurred on January 1, 2010 on the Group’s consolidated financial statements were immaterial as Vizeum had no significant business transactions from January 1, 2010 to January 20, 2010.

The remaining 40% interest is held by Aegis Media which is recorded as noncontrolling interest in the consolidated balance sheet and consolidated statement of operations. Starting from January 1, 2016, Aegis Media will have the right to purchase the 60% equity interest owned by the Company, which may ultimately make the joint venture a wholly-owned subsidiary of Aegis Media. The consideration for the acquisition of additional interest described above will be determined based on a multiple of the average after-tax profits of the joint venture for the two-year period prior to a transfer, which approximates the fair value of the 60% equity interest.

The acquisition was recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition as follows:

US$(‘000)
Cash and cash equivalents	4,114
Current assets	11,769
Fixed assets	185
Current liabilities	(15,188)
Non-controlling interest	(352)

Total consideration	528

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

3.	ACQUISITION—continued

2011 Acquisition

On August 21, 2011, the Group acquired 60% of Shanghai ClickPro Advertising Company Limited’s and Shanghai Zhiqi Advertising Company Limited’s (“Clickpro”) business, a leading Chinese performance and SEM firms with proprietary technology and full-service capabilities, for the purpose of strengthening the Group’s performance marketing platform by integrating with existing search and performance marketing business. Pursuant to the acquisition agreement, the consideration for the acquisition includes (1) cash consideration of RMB22.4 million, which RMB10 million was paid as of December 31, 2011. (2) three contingent consideration based on the net income of the acquired business of the next three twelve-month period ending June 30th. As of the acquisition date, the total consideration payable was estimated to be RMB43.3 million (US$6,773), including cash consideration of RMB22.4 million (US$3,476) and contingent consideration of RMB20.9 million (US$3,297). During the acquisition date to the period end, the change of the fair value of contingent consideration was immaterial.

The remaining 40% interest of Clickpro is recorded as redeemable noncontrolling interest in the consolidated balance sheet and consolidated statement of operations. Pursuant to the agreement with Clickpro, 5 years following the acquisition the Group shall have a call option to acquire all of the remaining 40% equity interest from the former shareholders of ClickPro, at a per share price based on a formula valuing the entire enterprise at certain times of the after-tax profit of the average for the trailing 3 years. The call option is recorded under non-current assets at the estimated fair value of RMB6.4 million (US$994). If the call option is not exercised by Charm, the former shareholders of Clickpro shall have a put option after six years to force Charm to acquire their entire remaining 40% equity stake at the then-applicable agreed valuation based on the Clickpro’s performance for the trailing 3 years.

The pro forma effects of the Clickpro acquisition as if the acquisition period had occurred on January 1, 2010 on the Group’s consolidated financial statements were:

	2010	2011
	(unaudited)	(unaudited)
Total revenues	194,552	281,897
Net income attributable to Charm Communications Inc.	38,195	46,594
Income per share—basic	0.54	0.60
Income per share—diluted	0.52	0.57

These pro forma results are not necessarily indicative of the results that actually would have been obtained had the acquisition been in effect for the periods described or that may be obtained in the future.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

3.	ACQUISITION—continued

2011 Acquisition—continued

The acquisition was recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition as follows:

US$(‘000)
Cash and cash equivalents	373
Current assets	4,977
Fixed assets	16
Intangible assets	3,986
Goodwill	4,269
Call option	994
Current liabilities	(3,426)
Redeemable non-controlling interest	(4,416)

Total consideration	6,773

The identifiable intangible assets are being amortized over their respective useful lives of 3 to 7 years.

The non-controlling interest was recorded outside of the permanent equity on the consolidated balance sheet initially at the fair value of the redeemable non-controlling interest as of the date of acquisition. The change of the carrying amounts of the redeemable non-controlling interest is recognized as net income attributable to redeemable non-controlling interest in the consolidated statements of the operations. For the year ended December 31, 2011, the amount charged to the net income attributable to redeemable non-controlling interest was US$307, as presented in the following table.

Redeemable non-controlling interest
Balance at December 31, 2010	—
Addition through acquisition of ClickPro	4,416
Net income	90
Accretion to redemption value	217

Balance at December 31, 2011	4,723

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

4.	ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Net accounts receivable consists of the following for the years ended December 31, 2010 and 2011:

	2010	2011
Accounts receivable	49,746	104,578
Allowance for doubtful accounts
Beginning balance	1,223	—
Additional allowance during the year	990	937
Deductions from reserves	(2,213)	(279)

Less: ending balance	—	658

Accounts receivable, net	49,746	103,920

5.	FIXED ASSETS, NET

Fixed assets consist of the following:

	December 31, 2010	December 31, 2011
Computers, software and office equipment	2,130	2,466
Leasehold improvements	1,160	2,943

Sub-total	3,290	5,409
Less: accumulated depreciation	1,208	1,065

	2,082	4,344

Depreciation expense was US$304, US$537 and US$659 for the years ended December 31, 2009, 2010 and 2011 respectively.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

6.	INTANGIBLE ASSETS

Intangible assets, net consist of the following:

	$00,0000	$00,0000
	As of December 31,
	2010	2011
Costs:
Intangible assets with finite lives:
Customer base	—	1,638
Technology	—	1,151
Non-compete agreements	—	1,197
Exchange differences	—	76

	—	4,062

Accumulated amortization:
Customer base	—	(380)
Technology	—	(198)
Non-compete agreements	—	(87)

	—	(665)

Net Carrying Amount:
Intangible assets with finite lives:
Customer base	—	1,258
Technology	—	953
Non-compete agreements	—	1,110
Exchange differences	—	76

	—	3,397

The weighted average remaining amortization period for customer base, technology, and non-compete agreements are approximately 5.5, 2.5 and 6.5 years, respectively.

The amortization expenses for acquired intangible assets for the years ended December 31, 2009, 2010 and 2011 were nil, nil and US$665. The Company expects to record amortization expenses of US$1,045 , US$889, US$624, US$322 and US$245 for the next five years through December 31, 2016, respectively, and remaining US$272 will be amortized after 2016.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

7.	GOODWILL

No goodwill was recorded by the Group prior to fiscal year 2011.

The changes in the carrying amount of goodwill for fiscal year 2011 are as follows:

As of December 31, 2010	—
Acquisition of ClickPro	4,269
Exchange differences	66

As of December 31, 2011	4,335

8.	LONG-TERM INVESTMENTS

Cost method investments

In 2008 the Group entered into agreements to exchange advertising time slots for an equity interest. The fair values of cost method investments were more readily determinable than the revenue exchanged, and therefore, the revenues were recognized based on the fair values of the cost method investments. For the years ended December 31, 2008, 2009, 2010, and 2011, the amounts of the revenue recognized under non-monetary transactions in exchange for investments in cost method investments were US$3,545, US$190, nil and nil, respectively

The Group uses the cost method of accounting to record its cost method investments since the Group does not have the ability to exercise significant influence over the operating and financial policies. The Group periodically reviews the investment for other-than-temporary impairment.

The Group measures its cost method investments at fair value when they are deemed to be other-than-temporarily impaired. The fair values of the Group’s cost method investments are determined based on valuation techniques using the best information available. An impairment charge is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other than temporary. During the years ended December 31, 2009, 2010 and 2011, impairment charges of US$1,940, US$1,810 and nil were recognized, respectively. The fair value of the cost method investments is nil as of December 31, 2010 and December 31, 2011.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

8.	LONG-TERM INVESTMENTS—continued

Equity method investments

	00,000	00,000
	As of December 31,
	2010	2011
Chongqing Changhui Culture Co., Ltd.	—	929
Wasu Digital Co., Ltd	—	457
Chunqiu Charm Culture	—	59

Total	—	1,445

In April 2011, the Group formed a joint venture of Chongqing Changhui Culture Co., Ltd (“Chongqing Changhui “) with a third party, to explore and promote the travel and tourism advertising market. The Group owned 45% equity interest with a total cash contribution of US$697. As the Group was able to exercise significant influence on Chongqing Changhui, the Group recorded it under equity method investment. The Group recorded its shares of the operating profit in Chongqing Changhui at US$207 for the period from April 2011 to December 31, 2011.

In May 2011, the Group formed a joint venture of Wasu Digital Co., Ltd (“Wasu”) with a third party, to enhance its digital media. The Group owned 65% equity interest with a total cash contribution of US$434 and another US$206 will be paid in the following year. The Group does not have a control according to the shareholders’ agreement as the operating and financing decisions require an approval of at least two thirds of the Board of Directors. And accordingly the Group recorded it under equity method investment. The Group recorded its shares of the operating loss in Wasu at US$183 for the period from May 2011 to December 31, 2011.

In July 2011, the Group formed a joint venture of Chunqiu Charm Culture Co., Ltd, (“Chunqiu Charm Culture”) with a third party, to explore the film industry. The Group owned 51% equity interest with a total cash contribution of US$79. The Group does not have a control according to the shareholders’ agreement as the operating and financing decisions require an approval of at least two thirds of the Board of Directors. And accordingly the Group recorded it under equity method investment. Chunqiu Charm Culture has not had any significant operations and was in operation loss during the period from July 2011 to December 31, 2011. The Group recorded its shares of the operating loss at US$22 for the period.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31, 2010	December 31, 2011
Taxes payable	3,963	7,876
Deposits from customers and refundable expenses	7,180	7,399
Accrued professional costs	1,232	1,776
Accrued staff expenses	2,615	3,791
Accrued selling expenses	3,013	846
Others	513	1,188

	18,516	22,876

The accrued selling related expenses primarily represent accrued expenses related to sales commission.

10.	DIVIDENDS PAYABLE

In 2009, 2010 and 2011, US$6,308, US$14,455 and US$5,829 were paid to the controlling shareholder of the Company, respectively, and as of December 31, 2011 the dividends payable balance is nil.

Balance at December 31, 2008	26,394
Dividend payments in 2009	6,308

Balance at December 31, 2009	20,086
Dividend payments in 2010	14,455
Effect of exchange rate fluctuation	198

Balance at December 31, 2010	5,829
Dividend payments in 2011	5,829

Balance at December 31, 2011	—

As the Company started to use WFOEs for substantive business operation in 2010, to simplify the Group’s structure, NJTC terminated the contractual arrangements with certain VIEs which were inactive and primarily held cash balances. The cash balance was distributed as a dividend payment to the controlling shareholder of the Company.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

11.	COST OF REVENUES

In April 2009, a television station with which the Group had an exclusive advertising agreement, agreed to reduce the cost of 2008 advertising time by US$3,661. The Group had purchased these advertising time slots and were subsequently withdrawn by the television station due to an earthquake in May 2008. The amount was recorded as a reduction of cost of revenues in 2009.

In December 2009, another television station with which the Group had an exclusive advertising agreement agreed to reduce the cost of 2009 advertising time by US$1,009 due to the deteriorating viewership rating in 2009. The amount was recorded as a reduction of cost of revenues in 2009.

12.	INCOME TAX EXPENSE

The current and deferred components of income tax expense (benefit) were as follows:

	2009	2010	2011
Current
PRC	752	1,998	2,283
Deferred
PRC	—	—	(125)

Total income tax expense	752	1,998	2,158

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Group is not subject to income tax.

Hong Kong

The entities in Hong Kong are subject to 16.5% income tax rate. No Hong Kong income tax has been provided as the Group does not have assessable profits that are earned in or derived from Hong Kong for the years ended December 31, 2009, 2010 and 2011.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

12.	INCOME TAX EXPENSE—continued

PRC

The Group’s subsidiaries and VIEs in the PRC are all subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws and regulations.

Under the PRC Enterprise Income Tax Law (“the EIT Law”) the standard income tax rate for domestic-invested and foreign-invested enterprises in the PRC is 25%.

The Group has three WFOEs and a VIE which are entitled to certain preferential tax rate.

NJTC, registered in Nanning, a city of the PRC, was entitled to a preferential EIT rate of 15% till the year of 2010 and was further granted a two-year EIT exemption from its first profitable year, which is 2007 and 2008, followed by a 50% reduction of its applicable EIT rate for the succeeding three years. In addition, according to preferential tax policy of Nanning Beibuwan District Economic Zone, NJTC’s income tax rate was deducted by 3% in 2009 and 2010. Therefore, it is subject to 4.5% of EIT rate for 2009 and 2010, 12.5% for 2011, and 25% for 2012 and thereafter.

Qinghai, registered in Qinghai, a province of the PRC, was entitled to a two year EIT exemption from its first profitable year, which is 2009 and 2010, followed by a 50% reduction of its applicable EIT rate for the succeeding three years. Therefore, Qinghai is subject to 12.5% for 2011, 2012 and 2013, and 25% for 2014 and thereafter.

Charm Media, registered in Qinghai, was entitled to a two year EIT exemption from its first profitable year, which is 2011 and 2012, followed by a 50% reduction of its applicable EIT rate for the succeeding three years.

Shang Xing, registered in Yunnan, a province of the PRC, was entitled to a two year EIT exemption from its first profitable year, which is 2011 and 2012, followed by a 50% reduction of its applicable EIT rate for the succeeding three years.

The Group had minimal operations in jurisdictions other than the PRC.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

12.	INCOME TAX EXPENSE—continued

PRC—continued

The principal components of the Group’s deferred income tax assets are as follows:

	December 31, 2010	December 31, 2011
Deferred tax assets:
Current
Accrued payroll	—	87
Accrued expense	—	38
Allowance for doubtful accounts	—	115
Non-current
Operating loss	—	341

Total deferred tax assets	—	581
Valuation allowance	—	(456)

Net deferred tax assets	—	125

The Group operates through subsidiaries and the VIE entities and the valuation allowance is considered on each entity’s basis. A valuation allowance of nil and US$456 was established as of December 31, 2010 and 2011, respectively. The Group believes that it is more likely than not that the related deferred tax assets will not be realized in the future.

A reconciliation of the income tax expense to the amount computed by applying the current tax rate to the income before income tax expense in the statements of operations is as follows:

	2009	2010	2011
Expected income tax expense at PRC EIT statutory rate of 25%	4,005	10,123	12,546
Non-deductible expenses	232	1,309	2,188
Effect of income tax rate differences in jurisdictions other than the PRC	576	924	1,184
Changes in valuation allowance	791	(791)	456
Effect of tax holiday inside PRC	(4,852)	(9,567)	(14,216)

Total income tax expense	752	1,998	2,158

Without the tax holidays enjoyed by certain consolidated entities, the Group’s income tax expense would have increased and the Group’s net income would have been reduced by US$4,852, US$9,567 and US$14,216 for the years ended December 31, 2009, 2010 and 2011, respectively. The impact of the tax holidays on basic net income per share was an increase of US$0.10, US$0.14 and US$0.18 for the years ended December 31, 2009, 2010 and 2011, respectively. The impact of the tax holidays on diluted net income per share was an increase of US$0.09, US$0.13 and US$0.17 for the years ended December 31, 2009, 2010 and 2011, respectively.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

12.	INCOME TAX EXPENSE—continued

PRC—continued

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries, However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to tax. The Group does not have a material deferred tax liability as of December 31, 2010 and 2011.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties occurs within the PRC. On April 22, 2009, the State Administration of Taxation (the “SAT”) issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, on August 3, 2011, the SAT issued a bulletin to made clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. The Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. However, if the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution at December 31, 2011 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Group that is outside the PRC.

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2009, 2010 and 2011. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2011.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

12.	INCOME TAX EXPENSE—continued

PRC—continued

Since January 1, 2008, the relevant tax authorities of the Group’ subsidiaries have not conducted a tax examination on Charm Media, Shang Xing, and Charm Culture. In accordance with relevant PRC tax administration laws, tax years from 2007 to 2011 of the Group’s PRC subsidiaries and VIEs remain subject to tax audits as of December 31, 2011, at the tax authority’s discretion.

13.	FAIR VALUE MEASUREMENTS

Measured on recurring basis

The Group’s financial instrument measured at fair value on a recurring basis consists of primarily is related to the contingent consideration in connection with the acquisition of Clickpro, as presented in the following table.

	Liabilities at carrying values	Total fair value	Active market for identical liabilities (Level 1)	Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
As of December 31, 2011
Liabilities—Contingent acquisition consideration payable	$3,297	$3,297	$—	$—	$3,297

The following table summarized the movement of the balances of the Group’s financial instrument measured at fair value with level 3 inputs on a recurring basis:

Balance at December 31, 2010	—
Contingent consideration payable recorded in connection with acquisition of Clickpro (Note 3)	3,297

Balance at December 31, 2011	3,297

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

13.	FAIR VALUE MEASUREMENTS—continued

Measured at fair value on a non-recurring basis

The Group measured fair value of assets and liabilities acquired in business acquisitions using various valuation methods, primarily consisting of the “cost,” “income approach-excess earnings” and “with & without” valuation methods. These purchased assets and liabilities are considered Level 3 assets and liabilities because the Group used unobservable inputs, reflecting the Group assessment of the assumptions that market participants would use in valuing these assets and liabilities (Note 3).

The Group measured the long-term investments at fair value on a nonrecurring basis when it wrote down the carrying amounts of the investments to their fair value as a result of the impairment assessments. The determination of fair value of the investment involves judgment as to the severity and duration of the decline below fair value. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management estimation on the future performance of the investees and the recoverability of the investment.

The Group measured the intangible assets at fair value on a nonrecurring basis when the carrying amount of an asset may no longer be recoverable as results of the impairment assessment. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection on the discounted future cash flow and the discount rate.

The Group measured the goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection on the discounted future cash flow and the discount rate.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

14.	NET INCOME PER SHARE

Basic net income per share and diluted net income per share have been calculated as follows:

	2009	2010	2011
Numerator:
Net income attributable to Charm Communications Inc.	15,267	37,967	46,147
Accretion of Series A convertible redeemable preferred shares	(7,800)	(1,215)	—
Undistributed earnings allocated to preferred shareholders	(4,000)	(658)	—

Net income attributable to ordinary shareholders for computing basic and diluted net income per ordinary share	3,467	36,094	46,147

Denominator:
Weighted average ordinary shares outstanding used in computing basic net income per share	50,000,000	70,483,686	78,266,839
Employee stock options (treasury effect)	2,011,348	2,992,215	3,846,926

Number of ordinary shares outstanding used in computing diluted net income per share	52,011,348	73,475,901	82,113,765

Net income per share—basic	0.07	0.51	0.59
Net income per share—diluted	0.07	0.49	0.56

For the years ended December 31, 2009 and 2010, the Series A convertible redeemable preferred shares (“Series A preferred shares”) were anti-dilutive using “if converted” method in the dilutive earnings per share computation.

A total of 13,578,000, 3,733,377, and nil potentially dilutive securities including employee stock options granted in January and November of 2009 and April of 2010 and nonvested shares granted on November 2010 has been excluded from the dilutive share calculation for the years ended December 31, 2009, 2010 and 2011, respectively, as their effect was anti-dilutive.

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

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

15.	ORDINARY SHARES

The Company’s Memorandum and Articles of Association, as amended in April 9, 2010, authorizes the Company to issue 205,000,000 ordinary shares with a nominal or par value of $0.0001 each and comprising (a) 122,500,000 Class A ordinary shares and (b) 82,500,000 Class B ordinary shares. Upon the completion of the IPO, all of the Company’s ordinary shares held prior to the completion of the IPO and ordinary shares issued upon the exercise of options granted under the 2008 share incentive plan were designated into Class B ordinary shares, which are entitled to five votes per share, and ordinary shares issued upon or after the completion of the IPO are designated into Class A ordinary shares which are entitled to one vote per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Holders of Class A and Class B ordinary shares have the same rights except for voting and conversion rights.

On January 20, 2010, the Company issued 12, 390,000 redeemable ordinary shares to Aegis Media for US$49,277, net of issuance costs of US$350. Aegis Media had an option until July 1, 2010 to require the Company to repurchase all or a portion of the ordinary shares held by Aegis Media if the Company was in breach of its obligations under its joint venture agreement. On April 16, 2010, the Company received a written acknowledgement from Aegis Media that the Company has fully satisfied its obligations. The option of Aegis Media to redeem these ordinary shares lapsed upon the acknowledgement. On January 20, 2010, the Company also purchased 4,890,000 ordinary shares from Mr. He Dang, the Company’s founder, for a consideration of approximately US$19,560. The Company financed the purchase of these shares through a promissory note to Mr. He Dang, with annual interest rate of 4.75%. During fiscal year 2010, the Company fully repaid the promissory note in which interest expense of US$488 was incurred.

In May 2010, the Company completed an initial public offering. In the offering, 7,812,500 American depositary shares (“ADSs”), representing 15,625,000 Class A ordinary shares were sold to the public at a price of $9.50 per ADS. The net proceeds to the Company from the initial public offering, after deducting commissions and offering expenses, were $65,247. And upon the completion of the initial public offering, 5,000,000 Series A preferred shares were automatically converted into ordinary shares.

On September 14, 2011, the Board of Directors authorized the repurchase of up to $10 million of the ordinary shares. During fiscal year 2011 the Company repurchased 432,650 Class A ordinary shares from the market at an average price of $8.8 per share for a total of $1,906. Such repurchase were accounted for as a reduction in additional paid-in capital.

On November 30, 2011, the Board of Directors increased the authorized number of Class A ordinary shares of the Company by 2,000,000, par value US$0.0001 per share, in the form of options, restricted shares or restricted share units.

As of December 31, 2010, there were 122,500,000 Class A ordinary shares and 82,500,000 Class B ordinary shares authorized. As of December 31, 2011, there were 124,500,000 Class A ordinary shares and 82,500,000 Class B ordinary shares authorized.

As of December 31, 2010, there were 15,760,102 Class A ordinary shares and 62,500,000 Class B ordinary shares outstanding. As of December 31, 2011, there were 15,466,176 Class A ordinary shares and 62,500,000 Class B ordinary shares outstanding.

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

As of December 31, 2009, the Company had 12,500,000 Series A Preferred Shares outstanding. On January 20, 2010, 7,500,000 Series A preferred shares were redeemed, and upon completion of the initial public offering in May 2010, the remaining 5,000,000 Series A preferred shares were automatically converted into Class B ordinary shares.

Below is a summary of the activities of the Series A Preferred shares during the period when they were outstanding:

US$
Issuance of preferred shares	50,000
Issuance cost	(1,343)
Accretion	12,134
Redemption of preferred shares	(41,363)
Preferred shares automatic converted to ordinary shares as of May 5, 2010	(19,428)
Convertible redeemable preferred shares as of December 31, 2010	—

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

16.	REDEMPTION AND CONVERSION OF SERIES A CONVERTIBLE REDEEMABLE PREFERRED SHARES—continued

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

On April 1, 2008, the Group adopted the 2008 share incentive plan (“2008 Plan”) which allows the Group to offer a variety of incentive awards to directors, employees and consultants. The Group has reserved 7,500,000 ordinary shares for issuance under the 2008 Plan.

On December 30, 2011, the Group adopted the 2011 share incentive plan (“2011 Plan”) which allows the Group to offer a variety of incentive awards to directors, employees and consultants. As of December 31, 2011, no options or shares were granted under the 2011 Plan.

Stock Option

In January and November 2009, the Company granted an aggregate of 1,828,000 share options to directors, employees and consultants with an exercise prices ranging from US$3.15 to US$3.40. On April 9, 2010, the Company granted 730,000 share options to directors, employees and consultants with an exercise price of US$3.40. No options were granted during 2011.

The vesting periods of the options under the option plan are determined based on individual stock option agreements. Generally options have a graded vesting term and will vest 25% after the first year of service and rateably each month over the remaining 36-month period.

During the fiscal years ended 2009 and 2010, the Company granted 825,500 and 215,000 shares that vest over four years and are exercisable based on certain performance conditions. These shares are intended to provide an incentive for achieving specific performance objectives over a defined period. The number of options that shall vest and become exercisable range from zero to 100% depending on performance against objective, pre-established financial metrics at the end of the performance period. The Company believes it is probable that such goals will be achieved for shares which vest upon meeting certain financial performance conditions and these goals are evaluated quarterly. If such goals are not met or it is probable the goals will not be met, no compensation cost is recognized and any recognized compensation cost is reversed.

Management has used Black-Scholes option pricing model to estimate the fair value of options granted with the following assumptions:

	2009	2010
Risk-free interest rate	2.24% ~ 3.6%	2.08%~2.56%
Expected dividend yield	0%	0%
Expected volatility	0.540-0.607	0.546~0.580
Expected term (in years)	2.75-3.74 years	3.02~3.58
Fair value of ordinary share	US$2.02~US$4.00	US$5.00
Fair value of share option	US$0.66~US$1.91	US$2.62~2.70

The volatility assumption was estimated based on the volatilities of comparable public companies. Assumptions about the expected term were based on the vesting and contractual terms, employee demographics and the expected term of the similar companies. The risk-free rate for periods within the expected term of the option is based on the yield to maturity of the PRC government international bonds as of the grant date with maturity closest to the expected term of the options.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

17.	STOCK BASED COMPENSATION—continued

Stock Option—continued

The following table summarizes the Company’s share option activity as of and for the years ended December 31, 2009, 2010 and 2011:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	(Years)	US$
Outstanding, December 31, 2008	6,391,162	1.12	4.29	7,279

Granted
—January 15, 2009	750,000	3.15
—November 1, 2009	1,078,000	3.40
Exercised	—	—
Forfeited	1,373,829	1.44

Outstanding, December 31, 2009	6,845,333	1.64	3.59	16,166

Granted
—April 9, 2010	730,000	3.40
Exercised	135,102	2.76
Forfeited	846,839	2.99

Outstanding, December 31, 2010	6,593,392	1.63	2.70	21,748

Exercised	138,724	1.41
Forfeited	346,685	3.14

Outstanding, December 31, 2011	6,107,983	1.56	1.64	17,006

Vested and expected to vest at
December 31, 2011	6,034,733	1.53	1.63	16,930

Exercisable at December 31, 2011	5,303,820	1.44	1.56	15,372

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

17.	STOCK BASED COMPENSATION—continued

Stock Option—continued

The following table summarizes information about stock options outstanding for the year ended December 31, 2011:

	Options Outstanding			Options Exercisable
Exercise prices	Number of shares	Weighted average exercise price per share	Weighted average remaining contractual life (years)	Number of shares	Weighted average exercise price per share	Weighted average remaining contractual life (years)
1.00	4,668,828	1.00	1.27	4,314,633	1.00	1.27
3.15	207,500	3.15	1.64	124,000	3.15	1.55
3.40	1,231,655	3.40	3.02	865,187	3.40	3.03

	6,107,983	1.56	1.64	5,303,820	1.44	1.56

As of December 31, 2011, there was US$1,933 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plans. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 0.64 years.

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying options and the quoted price of our common stock for in-the-money options. For the year ended December 31, 2011 and 2010, the aggregate intrinsic value of options exercised under the Company’s stock option plans were $407 and $293, respectively, determined as of the date of option exercise.

Nonvested Shares

In November 2010 and July 2011, the Company granted 460,000 and 372,000 nonvested shares to employees and consultants, respectively. The vesting periods of the nonvested shares under the plan were determined based on individual share agreements. Generally shares will vest over two or four years. Included in the 460,000 share granted, 60,000 shares are based on certain performance conditions, which are consistent with the terms for stock options. As of December 31, 2011, there was US$3,200 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plan. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 3.3 years.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

17.	STOCK BASED COMPENSATION—continued

Nonvested Shares—continued

The following table summarizes the nonvested shares activity for the year ended December 31, 2009, 2010 and 2011:

	Number of Shares	Weighted average grant date fair value
Nonvested stock at December 31, 2009	—	—
Granted
—November 16, 2010	460	4.56
Vested	—	—
Forfeited	—

Nonvested stock at December 31, 2010	460	4.56
Granted
—July 25, 2011	372	5.19
Vested	(12)	4.56
Forfeited	(3)	4.56

Nonvested stock at December 31, 2011	817	4.85

For the year ended December 31, 2011, 268,000 options were available for future grant under all plans. For the year ended December 31, 2011, all outstanding stock options have been issued under plans approved by our shareholders.

The following table shows total stock-based compensation expense included in the Consolidated Statements of Operations for the year ended December 31, 2009, 2010 and 2011:

	2009	2010	2011
Cost of revenue	17	7	4
Selling and marketing expense	1,481	1,468	1,979
General and administrative expense	786	1,024	1,086

Total	2,284	2,499	3,069

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

18.	PRC CONTRIBUTION PLAN

The Group’s full time employees in the PRC participate in a government-mandated defined contribution plan pursuant to which certain medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits for the years ended December 31, 2009, 2010 and 2011 were US$852, US$1,607 and US$2,575, respectively.

19.	COMMITMENTS

(a)	Lease commitments

The Group has entered into certain leasing arrangements relating to the lease of office premises. Rental expenses under operating leases for the years ended December 31, 2009, 2010 and 2011 were US$1,418, US$1,929 and US$3,094, respectively. The Group recognizes rent expenses under such arrangements on a straight-line basis over the term of the lease.

As of December 31, 2011, the Group was obligated under operating leases, which relate to office premises, requiring minimum lease payments as follows:

Years ended December 31,
2012	3,297
2013	2,732
2014	2,497
2015	2,296
Thereafter	1,148

11,970

(b)	Purchase commitments

The Group entered into agreements with certain television stations to purchase advertising time. As of December 31, 2011, under these agreements, the Group is contractually obligated to make total minimum payments of US$114,632 for the years ending December 31, 2012 and 2013.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

20.	SEGMENT AND GEOGRAPHIC INFORMATION

Segment information

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach to determine the operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making decisions, allocating resources and assessing the performance. The Group has three operating segments and determined that these three operating segments for the years ended December 31,2009, 2010 and 2011 are media investment management, advertising agency, and branding and identity services.

The Group’s chief operating decision maker does not assign assets to these segments. Consequently, it is not practical to show assets by reportable segments.

The following table presents selected financial information relating to the Group’s segments:

Year ended December 31, 2011:

	Media		Branding and
	Investment	Advertising	Identity
	Management	Agency	Services	Consolidated
Revenues	238,837	34,285	7,016	280,138
Cost of revenues	187,878	3,737	4,015	195,630

Gross profit	50,959	30,548	3,001	84,508
Unallocated operating expenses				36,823
Unallocated non-operating expenses, net				(2,499)

Income before income tax expense				50,184

Year ended December 31, 2010:

	Media		Branding and
	Investment	Advertising	Identity
	Management	Agency	Services	Consolidated
Revenues	162,623	24,776	5,002	192,401
Cost of revenues	118,224	2,867	2,715	123,806

Gross profit	44,399	21,909	2,287	68,595
Unallocated operating expenses				27,062
Unallocated non-operating expenses, net				1,043

Income before income tax expense				40,490

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

20.	SEGMENT AND GEOGRAPHIC INFORMATION—continued

Segment information—continued

Year ended December 31, 2009:

	Media Investment Management	Advertising Agency	Branding and Identity Services	Consolidated
Revenues	87,275	15,301	3,466	106,042
Cost of revenues	68,538	2,057	1,568	72,163

Gross profit	18,737	13,244	1,898	33,879
Unallocated operating expenses				16,539
Unallocated non-operating expenses, net				1,321

Income before income tax expense				16,019

Geographical information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

21.	RELATED PARTY TRANSACTIONS

Repurchase of ordinary shares from the controlling shareholder and subsequent payment of shareholder loan

On January 20, 2010, the Company purchased 4,890,000 ordinary shares from Mr. He Dang, the Company’s controlling shareholder, for a consideration of approximately US$19,560. The Company financed the purchase of these shares through a promissory note to Mr. He Dang, with annual interest rate of 4.75%. During fiscal year 2010, the Company fully repaid the promissory note in which interest expense of US$488 was incurred.

Payment of dividends to the controlling shareholder

As the Group started to use WFOEs for substantive business operations in 2011, to simplify the Group’s structure, NJTC terminated the contractual arrangements with certain VIEs, which were inactive and held mainly cash balances. The remaining cash, RMB98.6 million (US$14,455) and RMB 38.5 million (US$5,939), respectively, was distributed as a dividend payment to the controlling shareholder of the Company.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

21.	RELATED PARTY TRANSACTIONS—continued

Advertising service

During the year 2010 and 2011, the Group received and provided certain advertising service to the Group’s subsidiary’s non-controlling shareholder’s group companies and equity investment entities, and paid and received cash accordingly. The financial statement impacts of these transactions have been included in these consolidated financial statements as the Group’s revenues and cost. Revenue from the related parties and services purchased from the related party, for the year ended December 31, 2010 and 2011 are as follows:

Revenue from related parties	2010	2011
Chongqing Changhui	—	1,107
Aegis Media	5,909	5,841

Total	5,909	6,948

Services purchased from related parties	2010	2011
Aegis Media	5,819	14,880
Wasu Digital Co., Ltd.	—	446

Total	5,819	15,326

Rental expenses

The Group leased office space and cars from the Company’s controlling shareholder and his family member. The rental amount was determined based on market prices. Rental expenses for the years ended December 31, 2009, 2010 and 2011 were US$721, US$743 and US$853, respectively.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

21.	RELATED PARTY TRANSACTIONS—continued

Technology Support

The Group paid technology support related expense on behalf of its equity investment entities, which will be collected by the Group in the future. The amount for the years ended December 31, 2010 and 2011 are as follows:

Other receivable	2010	2011
Chunqiu Charm Culture	—	22
Chongqing Changhui	—	55
Wasu Digital Co., Ltd	—	132

Total	—	209

Other Transactions

During the year 2011, the Group received a deposit of US$159 from Chongqing Changhui, an equity method investment for advertisement placement.

The Group also received injection of capital of US$162, for an entity to be established, from Mr. Zhu Hong Gang, who is the non-controlling shareholder of ClickPro. On the other hand, Mr. Zhu Hong Gang, one of the selling shareholders of Clickpro, received advertising fee of US$346 on behalf of the Group.

The staff and research cost, and the royalty fee for Aegis Media incurred by Vizeum during the year 2011, were US$723 and US$76, respectively.

The related party balances as of December 31, 2010 and 2011 were US$2,485 and US$3,494 in amount due from related parties and US$4,701 and US$4,460 in amount due to related parties mostly in connection with the advertising services provided to or received from the following related parties, respectively. The balances with related parties were due within one year.

Amount due from related parties	2010	2011
Chunqiu Charm Culture	—	22
Mr. Zhu Hong Gang	—	346
Aegis Media	2,485	1,723
Chongqing Changhui	—	1,403

Total	2,485	3,494

Amount due to related parties	2010	2011
Wasu Digital Co., Ltd	—	206
Mr. Zhu Hong Gang	—	162
Aegis Media	4,701	4,092

Total	4,701	4,460

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

22.	STATUTORY RESERVE

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

There were no appropriations to reserves by the Company other than the Company’s VIEs in the PRC during any of the years presented.

	December 31,	December 31,
	2010	2011
PRC statutory reserves	3,047	8,025
Unreserved retained earnings	56,736	97,905

	59,783	105,930

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

23.	RESTRICTED NET ASSETS

Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiary and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiary, VIEs and their wholly owned subsidiaries, totaling approximately US$72,587 and US$77,565 as of December 31, 2010 and 2011, respectively. Therefore, the Financial Statement Schedule I—Condensed financial information of the Company is included with the consolidated financial statements.

24.	SUBSEQUENT EVENTS

In February 2012, the board of directors of the Company approved to distribute a special dividend of US$0.16 per share, which is equivalent to US$0.32 per American depositary share, in an aggregate amount of US$12.5 million to the holders of American Depository Share. The special dividend was paid in April 2012.

CHARM COMMUNICATIONS INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF THE COMPANY

STATEMENTS OF OPERATIONS

	Years ended December 31
	2009	2010	2011
Total operating expenses	(2,307)	(3,440)	(5,110)

Operating loss	(2,307)	(3,440)	(5,110)
Equity in profit of subsidiaries and variable interest entities	17,573	42,171	52,742
Interest income	1	249	394
Interest expense	—	(488)	—

Net income	15,267	38,492	48,026

CHARM COMMUNICATIONS INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF THE COMPANY

BALANCE SHEETS

	December 31,	December 31,
	2010	2011
Assets
Current assets:
Cash and cash equivalents	25,492	15,113
Due from subsidiaries	69,608	74,818
Investment in subsidiaries and variable interest entities	85,168	145,032
Other current assets	268	2,270

	180,536	237,233

TOTAL ASSETS	180,536	237,233

LIABILITIES AND EQUITY
Current Liabilities:
Accrued expenses and other current liabilities	1,138	1,274

Total liabilities	1,138	1,274

Equity

Charm Communications Inc.’s Equity
Ordinary shares (US$0.0001 par value per share; 187,500,000 and 205,000,000 shares authorized; 50,000,000 and 78,260,102 shares issued and outstanding as of December 31, 2010 and December 31, 2011)	8	8
Additional paid-in capital	115,288	116,637
Retained earnings	59,783	105,930
Accumulated other comprehensive income	4,319	13,384

Total Equity	179,398	235,959

TOTAL LIABILITIES AND EQUITY	180,536	237,233

CHARM COMMUNICATIONS INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF THE COMPANY

CASH FLOW STATEMENTS

	Years ended December 31
	2009	2010	2011
Cash flows from operating activities
Net income	15,267	38,492	48,026
Adjustments to reconcile net income to net cash used in operating activities:
Equity income from subsidiaries and variable interest entities	(17,573)	(42,171)	(52,742)
Share-based compensation cost	2,284	2,499	3,069
Changes in operating assets and liabilities:
Due from subsidiaries	287	(28,964)	(7,231)
Other current assets	(46)	(268)	83
Accrued expenses and other current liabilities	(322)	1,184	136

Net cash used in operating activities	(103)	(29,228)	(8,659)

Cash flows from financing activities
Proceeds from option exercise		374	186
Repurchase of ordinary shares			(1,906)
Payments of Series A preferred share redemption		(41,363)	—
Proceeds from issuance of ordinary shares to Aegis, net of issuance cost of US$350		49,278	—
Payments of shareholder loan		(19,560)	—
Proceeds from Initial Public Offering		69,023	—
Payment of IPO expenses		(3,244)	—

Net cash provided by (used in) financing activities	—	54,508	(1,720)

Net decrease (increase) in cash and cash equivalents	(103)	25,280	(10,379)
Cash and cash equivalents at the beginning of the year	315	212	25,492

Cash and cash equivalents at the end of the year	212	25,492	15,113

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