Form 20-F
period 2012-12-31
Charm Communications Inc.
filed 2013-04-26
CIK 1485487

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act Of 1934

or

☒	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012.

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

Cayman Islands

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

14,169,573 Class A ordinary shares and 62,500,000 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2012

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

FISCAL YEAR ENDED DECEMBER 31, 2012

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

•

“PRC subsidiaries” refers to Nanning Jetlong, Charm Media Co., Ltd., Shang Xing Media Co., Ltd., Beijing Guozhi Travel & Culture Co., Ltd., Beijing Hongtu Zhuoyue Advertising Co., Ltd. and Beijing Vizeum Advertising Co., Ltd. From 2011 the majority of our advertising operations in China are conducted through our PRC subsidiaries.

•	“RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars,” “US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“shares” or “ordinary shares” refers to our Class A ordinary shares, par value US$0.0001 per share and our Class B ordinary shares, par value US$0.0001 per share;

•

“Series A preferred shares” refer to our Series A preferred shares, par value US$0.0001 per share, which were all automatically converted into ordinary shares at the completion of our initial public offering; and

•

“we,” “us,” “our company,” “the Group,” “our” and “Charm Communications” refer to Charm Communications Inc., a Cayman Islands company, and its subsidiaries and, unless the context otherwise requires, our variable interest entities in China.

Our ADSs are listed on the Nasdaq Global Market under the symbol “CHRM.”

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

The selected financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2010, 2011 and 2012 and the selected balance sheet data as of December 31, 2011 and 2012 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2008 and the selected condensed consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited financial statements not included in this annual report.

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	(US$ in thousands, except share and per share data)
Condensed Consolidated Statement of Operations Data:
Revenues:
Media investment management	79,266	87,275	162,623	238,837	112,786
Advertising agency	13,592	15,301	24,776	34,285	46,234
Branding and identity services	4,956	3,466	5,002	7,016	6,478

Total revenues	97,814	106,042	192,401	280,138	165,498

Cost of revenues:
Media investment management	63,443	68,538	118,224	187,878	107,976
Advertising agency	1,769	2,057	2,867	3,737	4,864
Branding and identity services	2,860	1,568	2,715	4,015	4,303

Total cost of revenues	68,072	72,163	123,806	195,630	117,143

Gross profit	29,742	33,879	68,595	84,508	48,355

Operating expenses:
Selling and marketing expenses	8,368	10,979	20,314	27,119	36,026
General and administrative expenses	3,461	5,560	6,748	9,704	16,234

Total operating expenses	11,829	16,539	27,062	36,823	52,260

Share of earnings from equity method investees	—	—	—	2	350
Changes in fair value of consideration payable	—	—	—	—	654
Impairment on call option	—	—	—	—	(345)
Operating profit (loss)	17,913	17,340	41,533	47,687	(3,246)

Interest income	665	575	1,255	2,497	2,255
Interest expense	—	—	(488)	—	—

Impairment on cost method investments	—	(1,940)	(1,810)	—	—
Realized gain from sales of equity securities	111	—	—	—	—
Other income (expense)	(27)	44	—	—	(13)

Income (loss) before income tax expense	18,662	16,019	40,490	50,184	(1,004)
Income tax expense	275	752	1,998	2,158	1,472

Net income (loss)	18,387	15,267	38,492	48,026	(2,476)
Net income attributable to noncontrolling interest	—	—	525	1,572	1,518
Net income attributable to redeemable noncontrolling interest	—	—	—	307	711
Net income (loss) attributable to Charm Communications Inc.	18,387	15,267	37,967	46,147	(4,705)

Accretion of Series A convertible redeemable preferred shares	3,119	7,800	1,215	—	—
Net income (loss) attributable to Charm Communications Inc.’s ordinary shareholders	15,268	7,467	36,752	46,147	(4,705)
Net income (loss) per share:
Basic	0.27	0.07	0.51	0.59	(0.06)
Diluted	0.27	0.07	0.49	0.56	(0.06)
Shares used in computation of net income (loss) per share:
Basic	50,000,000	50,000,000	70,483,686	78,266,839	77,498,250
Diluted	50,406,264	52,011,34	73,475,901	82,113,765	77,498,250
Share-based compensation expenses during the year included in:
Cost of revenues	25	17	7	4	1
Selling and marketing expenses	1,254	1,481	1,468	1,979	1,506
General and administrative expenses	531	786	1,024	1,086	707

Condensed Consolidated Balance Sheet
Cash and cash equivalents	60,823	54,737	123,320	139,406	116,589
Total assets	137,720	142,600	286,632	424,617	358,630
Total liabilities	74,545	61,897	106,357	181,486	131,254
Series A convertible redeemable preferred shares	51,776	59,576	—	—	—
Total Charm Communications Inc. shareholders’ equity	11,399	21,127	179,398	235,959	217,735
Non-controlling interest	—	—	877	2,449	4,207
Net assets	63,175	80,703	180,275	238,408	221,942

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

A number of Renminbi-denominated figures used in this prospectus are accompanied with U.S. dollar translations. The rate we used for the translations was RMB6.2301= US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Board on December 31, 2012. On April 25, 2013, the exchange rate was RMB6.1712 to US$1.00. No representation is made that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4632	6.6364	6.2939
2012	6.2301	6.3088	6.2221	6.3879
October	6.2372	6.2627	6.2372	6.2877
November	6.2265	6.2338	6.2221	6.2454
December	6.2301	6.2328	6.2251	6.2502
2013
January	6.2206	6.2220	6.2137	6.2307
February	6.2215	6.2319	6.2204	6.2442
March	6.2107	6.2154	6.2107	6.2250
April (through April 25, 2013)	6.1712	6.1901	6.1712	6.2081

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

A significant part of our business has been our media investment management business, in which we typically act as the exclusive advertising agent for television channels or certain programs on them. In 2010, 2011 and 2012, our media investment management business accounted for approximately 64.7%, 85.3% and 68.2% of our total revenues, and approximately 64.7%, 60.3% and 9.9% of our gross profit, respectively. We have significantly expanded our media investment management business in recent years by entering into exclusive advertising agency agreements with respect to additional satellite and regional television channels.

Under our agreements with television channels regarding our media investment management business, we are typically obligated to pay amounts to the television channels for the relevant advertising time and other advertising rights, regardless of whether we can sell such advertising time and rights, at what prices we sell such advertising time and rights and whether we receive payments from advertisers. For example, as of December 31, 2012, we were obligated under our agreements with television stations to make payments of approximately US$161.9 million in the aggregate for 2013 and thereafter. We will need to sell a significant amount of advertising time and other advertising rights on these television channels in order to produce the profits we expect. If we fail to sell the advertising time and other advertising rights at desired prices, we may not realize the expected returns, and we will incur losses to the extent that our revenues from sales of such advertising time and rights are less than our payment obligations to the television channels plus our related operating expenses. As the payment obligations under our current exclusive agency arrangements are negotiated on an annual basis, our payment obligations to television stations typically last for one year unless the arrangements are renewed or renegotiated. In the future, we may enter into exclusive agency arrangements with payment obligations for more than one year, in which case we would be subject to the increased risk that we may not realize the expected returns or could incur losses. Furthermore, we may not be able to renew our existing exclusive agency arrangements or enter into new exclusive agency arrangements on attractive terms or at all. Consequentially, our results of operations, financial condition and business prospects would be materially and adversely affected.

We may not be able to enter into new or renew the existing arrangements with television channels on commercially feasible terms, or at all.

Our exclusive advertising agency arrangements with respect to programs or events on television channels are typically for a limited term, without guarantee for renewal upon expiration. Our non-exclusive advertising agency arrangements are typically for a one-year term, without guarantee for renewal upon expiration. The agreements governing these arrangements may not be renewed upon expiration, and may be terminated prior to expiration if we commit a material breach or for other reasons. Since we do not have the protection of long-term agreements with television channels in connection with our media investment management business, we are subject to change in policies or practices by the television channels that have signed those agreements with us, as well as other uncertainties that could result in the termination of, or other changes in these agreements or arrangements. For example, our agreement with SMG governing our exclusive agency arrangement with Shanghai Dragon Television expired at the end of 2011 and we did not renew this agreement. We renewed our contract with Tianjin Television Station governing our exclusive agency arrangement with Tianjin Satellite Television for 2012, but we only signed exclusive agency arrangements for part of the time slots rather than for the entire channel. We also decided to terminate our exclusive arrangement with Hubei Provincial Economic TV at the end of 2011 even though we have priority to renew the contract per original terms. We didn’t renew our exclusive arrangement with Shanghai Channel Young program at the end of 2012. If we are unable to enter into new, or renew our exclusive and non-exclusive advertising agency arrangements with the television channels on commercially feasible terms or at all, our results of operations, financial condition and business prospects would be materially and adversely affected.

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

Our CCTV-related business has been, and is expected to continue to be critical to our business and financial performance. Failure to maintain our relationship with CCTV would materially and adversely affect our business, results of operations, financial condition and prospects.

Our CCTV-related business has been, and is expected to continue to be critical to our business and financial performance. Our revenue derived from our CCTV-related business, which includes our advertising agency business and media investment management business, amounted to US$65.2 million, or 33.9% of our total revenues, in 2010, US$87.1 million, or 31.1% of our total revenues, in 2011 and US$68.2 million, or 41.2% of our total revenues, in 2012. Our CCTV-related business accounted for approximately 40.1%, 43.8% and 62.2% of our total gross profit for 2010, 2011 and 2012, respectively. In particular, in our advertising agency business, we primarily derive revenues from representing advertising clients to place their advertisements on CCTV. Furthermore, we believe that our track record and performance in securing prime-time advertising time on CCTV have contributed, and may continue to contribute significantly to our brand name and the development of our blue-chip client base of Chinese advertisers, which are expected to have a substantial impact on our overall business. Consequently, the continued success in our business depends on our ability to maintain our relationship with CCTV, which is subject to a number of risks, including the following:

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

•

CCTV has sole discretion to set and adjust the amount of sales commissions and performance bonuses it pays to advertising agencies in the future, and CCTV may decide to stop paying such sales commissions or performance bonuses in a large portion or altogether at any time. In 2010, 2011 and 2012, sales commissions and performance bonuses from CCTV in the aggregate accounted for 4.3%, 2.8% and 5.8%, respectively, of our total revenues.

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

We intend to provide, as part of our media investment management business, media consultancy services to television channels that are expected to help the television channels enhance the attractiveness of their programs, expand these programs’ viewer base and achieve higher ratings, which, in turn, would help increase advertising revenues. However, the consultancy services we provide to these television channels may not produce the expected results for various reasons. It may take an extended period of time to synergize our strengths with their strengths, if at all, and disputes may arise between us and these television channels, which could harm our working relationship with these television channels. Further, our ability to influence the programming and other decisions of these television channels is limited under applicable PRC laws, rules and regulations and our agreements with them. Therefore, we may not be able to implement the changes that we favor with respect to the programming on these television channels and our media consultancy services may not be effective. As a result, our media consultancy services may not produce the intended results, which could have a material adverse effect on our relationships with the television channels, our results of operations and our business prospects.

We face intense competition in China’s advertising industry. If we do not compete successfully against our competitors, we may lose our market share and our business, results of operations, financial condition and prospects may be materially and adversely affected.

Competition in the advertising industry in China is intense. Key competitive considerations for retaining existing business and winning new business include our ability to obtain advertising time on CCTV, our ability to develop creative solutions that meet client needs, the scope, quality, effectiveness and cost of the services we offer and our ability to efficiently serve clients on a broad geographic basis. The competition we face is primarily associated with the following:

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

•

Multinational advertising companies. We also face increasing competition from multinational advertising companies, such as Publicis Groupe S.A., WPP Group Plc. and Dentsu Inc., that are members of the American Association of Advertising Agencies or 4A advertising agencies. Most of the 4A advertising agencies operating in China offer a range of comprehensive advertising services to advertisers through their PRC subsidiaries or affiliates. We expect our competition with these multinational advertising companies to increase as these companies strive to increase their market share in the television advertising industry in China.

•

Players in new advertising media. The spread of the internet and other new methods of communications have given rise to a number of new advertising media, such as media on public transportation systems and in-store media that compete with companies in the television advertising industry where we operate, for overall advertising spending in China.

Many of our existing and potential competitors may have competitive advantages, such as more established relationships with desirable advertising clients and television channels, significantly greater financial, marketing or other resources or stronger market reputation or may be able to better implement similar or competing business models. Increased competition could reduce our profitability and result in loss of market share. We cannot assure you that we will be able to successfully compete against new or existing competitors. We may not be able to maintain our existing clients or secure new clients if we fail to successfully respond to changes in the structure of the advertising industry and in business practices prompted by the intense competition. In addition, in connection with the formation of our consolidated joint venture with Aegis Media, we have agreed to restrictions on the solicitation to the clients and employees of Aegis Media or the joint venture. These restrictions could restrict our ability to recruit key personnel or expand our client base, which could limit our ability to compete successfully against our competitors. Our failure to compete would result in a loss of market share and would have a material adverse effect on our business, results of operations, financial condition and prospects.

We plan to secure media resources in new advertising media platforms. We may not be successful in that business due to our lack of experience and expertise with respect to those new media platforms and we may face many other risks and uncertainties.

As part of our strategy, we plan to secure media resources in new advertising media platforms, such as the internet, mobile television and out-of-home media. For example, in October 2010, we entered into an agreement to establish a joint venture with Wasu Digital Group, or Wasu Group, China’s largest operator and digital content providers for cable TV, 3G mobile TV and broadband TV and a supplier of IPTV services. The joint venture will seek to develop and set advertising industry standards on these new media network platforms, including the development of advertising products, product pricing, sales strategy, promotional materials as well as development of advertising sales and agency policies. Also, in 2011, we signed exclusive advertising agency agreements with Beijing Gehua Cable Network, Shanghai New Media Information Broadcasting Co., Ltd. and Guangzhou Zhujiang Online Multimedia Co., Ltd. to operate digital media advertising on interactive HDTV digital cable platforms in Beijing, Shanghai and Guangzhou, respectively.

Traditionally, we have not been engaged in advertising businesses involving those new media platforms and, as a result, we have little or no expertise and experience in operating these businesses. In addition, our expertise and experience in television advertising may not be readily applied to advertising businesses involving those new media platforms. In contrast, our existing and potential competitors may have competitive advantages, such as significantly greater financial, marketing or other resource or expertise and experience with respect to new advertising media platforms. As a result, we may not be able to successfully secure media resources in new advertising media platforms on favorable terms, or at all.

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

We cannot assure you that we will be able to successfully secure media resources in new advertising media platforms or that the related business will generate new revenues to pay for increased operating costs, if any. If we are unable to successfully implement our strategy relating to new advertising media platforms, or if such expansion does not otherwise benefit our business, our prospects and competitive position may be materially harmed and our business, financial condition and results of operations may be materially and adversely affected.

The global financial crisis and economic downturn have had, and may continue to have a material adverse effect on our business, results of operations and financial condition.

The global financial crisis and economic downturn that unfolded in 2008 and continued in 2009 have adversely affected economies and businesses around the world, including those in China. In addition, the current European debt crisis and related financial restructuring efforts, including in Greece, Italy, Spain, Portugal and Ireland, are contributing to instability in global financial markets, which leads to higher unemployment, lower corporate earnings, lower business investment and lower consumer spending; consequently, the demand for advertising services may be materially and adversely affected. In the past, advertising clients have responded to weakening economic conditions with reductions to their advertising budgets, which include discretionary components that are easier to reduce in the short term than other operating expenses. Although the Asian economies have generally experienced a recovery beginning in 2012, this pattern of weakening economic conditions may recur in the future. Furthermore, any recovery of the advertising industry could lag that of the economy generally.

As a response to weakening economic conditions, some of our advertising clients reduced their advertising budgets and downsized or cancelled their advertising campaigns, which had a material adverse effect on the demand for our advertising services and, in turn, our business and results of operations. In addition, to the extent some of our advertising clients experience financial difficulties as a result of the changes in economic conditions, we may suffer reduced revenues and write-offs of accounts receivable, among others. The lingering effects of the global financial crisis and any future financial crises or economic downturns may materially and adversely affect our business, results of operations and financial condition.

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

As is customary in the advertising industry in China, we do not have exclusive or long-term agreements with our advertising clients, who typically engage us on an annual or campaign-by-campaign basis. As a result, we must rely on high-quality services, industry reputation, media relationships and favorable pricing to attract and retain advertising clients. We seek to serve as an effective link between media platforms and advertising clients and bring value to both parties. There is no assurance, however, that we will be able to maintain our relationships with current and future clients. Our advertising clients may elect to terminate their relationships with us if they are not satisfied with our services. In addition, companies conduct competitive reviews of their advertising and marketing services plans from time to time, typically on an annual basis. We lost client accounts in the past and may lose client accounts in the future as a result of these annual reviews. If a substantial number of our advertising clients choose not to continue to purchase advertising services from us, we would be unable to generate sufficient revenues and cash flows to operate our business, and our results of operations and financial condition would be materially and adversely affected. Further, in recent years, an increasing number of advertisers have sought to consolidate their media service activities with a smaller number of advertising agencies to increase the efficiency of their advertising spending and to reduce costs. This trend may result in a decrease or slowed growth in the number of our advertising client accounts, and could have a negative impact on our market position and materially and adversely affect our business, results of operations, financial condition and prospects.

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

Our ability to attract and retain key personnel, in particular, senior management and key personnel in creative design and production, media consultancy and management, sales and marketing, is a critical aspect of our competitiveness. Competition for these individuals could require us to offer higher compensation and other benefits in order to attract and retain them, which would increase our operating expenses and, in turn, could materially and adversely affect our results of operations and financial condition. We may be unable to attract or retain the personnel required to achieve our business objectives, and failure to do so could severely disrupt our business and prospects. The loss of any of our key employees could adversely affect our business or adversely impact the perception of us by our advertising clients, media and investors. We cannot make any assurances that the departure of any of our key employees will not have any adverse effect on our business or adversely impact our advertising clients’, the media’s and the investors’ perception of our company. Our business may also be severely disrupted as our senior executives may have to divert their attention to recruiting replacements for key personnel.

If we lose the services of any senior management, we may not be able to locate suitable or qualified replacements and may therefore, incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects. In addition, we do not maintain key-person insurance for members of our management team and the death or incapacity of one or more of these members could also severely disrupt our business and prospectus. Further, if any of our executive officers joins a competitor or forms a competing company, we may lose a significant number of our advertising clients, which could have a material adverse effect on our business and revenues. Although each of our executive officers has entered into an agreement with us that contains confidentiality and non-competition undertakings regarding their employment, disputes may arise between our executive officers and us, and in light of uncertainties associated with the PRC legal system, these agreements may not be enforced in accordance with their terms.

Our joint venture with Aegis Media, Wasu Group, and Chongqing Travel may not be successful and may not produce its intended benefits.

In January 2010, we formed a consolidated joint venture with international 4A advertising group, Aegis Media to operate its brand, “Vizeum” in China. Also, in October 2010, we entered into an agreement to form a joint venture with Wasu Group, one of China’s national operators of IPTV, 3G mobile TV and broadband TV to develop and set the advertising industry standards on new media network platforms, including the development of advertising products, product pricing, sales strategy, promotional materials as well as the development of advertising sales and agency policies. In April 2011, we formed a joint venture with Chongqing Travel & Culture Communications Co., Ltd., or Chongqing Travel, to explore and promote Chongqing’s travel and tourism advertising market. Our joint ventures are subject to various risks and may not be successful. We have no prior experience in operating such joint ventures, which are governed by a series of contractual arrangements that have not yet been tested in practice. If we are unable to address, in a timely and effective manner, operational, legal, cultural and other material differences that may arise between us and our joint venture partners, or any other changes in the relationships between us and our joint venture partners, the business of the relevant joint venture could be significantly disrupted.

In addition, we may not be able to realize intended benefits from the joint venture, including potential synergies from our alliance with our joint venture partners, as a result of numerous factors, some of which are beyond our control. These factors include, among other things:

•	unforeseen contingent risks or latent liabilities relating to the existing operations of the joint venture that may not become apparent until a later time;

•	increase in competition in the PRC advertising industry;

•	changes in advertising clients’ demand for, and perception of our services;

•	diversion of financial or management resources from our existing businesses;

•

in the case of our joint venture with Aegis Media, potential loss of our control over the joint venture beginning in 2016 as a result of the right of Aegis Media to acquire from us a controlling interest; and

•	in the case of our joint ventures with Wasu Group and Chongqing Travel our lack of control over the joint ventures.

If our joint ventures are not successful or do not produce their intended benefits, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Acquisition is expected to be a part of our growth strategy and could expose us to significant business risks.

To grow our business, we may continue to pursue acquisition opportunities that are complementary to our business. For example, in August 2011 we acquired a 60% stake in privately-held ClickPro, a leading performance and search engine marketing, or SEM firm in China. The newly acquired group will integrate with our existing SEM business, which will operate under our fourth major brand, Charm Click.

In addition, we may not be able to identify and secure suitable acquisition opportunities in the future. Our ability to consummate and integrate effectively any future acquisitions on terms that are favorable to us may be limited by a number of factors, such as the number of attractive acquisition targets, internal demands on resources and, to the extent necessary, our ability to obtain financing on satisfactory terms for larger acquisitions, as well as our ability to obtain necessary shareholder or governmental approvals.

Moreover, even if an acquisition candidate is identified, we may fail to enter into an acquisition or purchase agreement on commercially acceptable terms or at all due to the lack of cooperation from counterparties or for other reasons. The negotiation and completion of potential acquisitions, whether or not ultimately consummated, could also require significant diversion of management’s time and resources and lead to potential disruption of our existing business. Further, the expected synergies from future acquisitions may not actually materialize. In addition, future acquisitions could result in the incurrence of additional indebtedness, costs and contingent liabilities and may also expose us to potential risks, including risks associated with:

•	the integration of new operations, services and personnel;

•	unforeseen or hidden liabilities;

•	ability to generate sufficient revenues to recover costs and expenses of the acquisitions; and

•	potential loss of or harm to our relationships with our employees or clients.

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

We derive a significant portion of our revenues from a limited number of large advertising clients. For example, our ten largest advertising clients accounted for approximately 21.1%, 17.0% and 20.0% of our total revenues in 2010, 2011 and 2012, respectively. Our clients generally are able to reduce advertising and marketing spending or cancel an advertising campaign at any time for any reason. It is possible that our clients could reduce their advertising spending in a given period in comparison with historical patterns and they could reduce their advertising spending for future periods. A significant reduction in advertising and marketing spending by our large clients or the loss of one or more of our large clients, to the extent the loss in our revenues resulting from the loss of these clients is not replaced by new client accounts or increased business from existing clients, would lead to a substantial decline in our revenues, which could have a material adverse effect on our business, results of operations and financial condition.

Any dispute with television stations or other media companies could disrupt our business and materially and adversely affect our results of operations and financial condition.

We have no control over the television stations or other media companies on whose networks we place advertisements on behalf of our advertisers. These television channels retain the ultimate control over their programming. Disputes may arise between us and these television channels or other media companies, such as CCTV and Beijing Gehua Cable Network from which we secure advertising time or other advertising rights relating to programming or other aspects of our business relationships with them. These disputes may not be resolved in our favor. These disputes may result in early termination or suspension of the performance of our exclusive advertising agency arrangements or other cooperation with the relevant television channels or other media companies. In some cases, we may have to rely on court proceedings to resolve the disputes between us and these television channels or other media companies. Any litigation will divert our resources and may result in judgment against us. If any dispute between us and these television channels or other media companies arises and is not properly resolved, our reputation could be harmed and consequently, our business operations could be disrupted and our results of operations and financial condition could be materially and adversely affected.

If we are unable to adapt to changing advertising trends and preferences of advertisers, television channels and viewers, we will not be able to compete effectively.

The market for television advertising requires us to continuously identify new advertising trends and preferences of advertisers, television channels and viewers, which may require us to develop new features and enhancements for our services. Our consultants follow the television advertising market and new trends or developments with respect to or affecting television channels. We also conduct in-depth market research to analyze the effectiveness of the marketing and advertising campaigns of our advertising clients and to project the trends of the television advertising market in the near future. We may incur development and acquisition costs or hire new managers or other personnel in order to keep pace with new market trends, but we may not have the financial and other resources necessary to fund and implement these development or acquisition projects or to hire suitable personnel. Further, we may fail to respond to changing market preferences in a timely fashion. If we cannot succeed in developing and introducing new services on a timely and cost-effective basis, the demand for our advertising services may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material adverse effect on our business and prospects.

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

Advertising spending fluctuates during each year due to seasonal factors. For example, advertising spending in China generally tends to increase during the fourth quarter of each year. Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period based on the seasonality of consumer spending, television programs and advertising trends in China or other factors. Factors that are likely to cause our operating results to fluctuate include:

•	our ability to maintain and increase sales to existing advertising clients, attract new advertising clients and satisfy our clients’ demands;

•	our ability to maintain and renew existing exclusive and non-exclusive agency television arrangements or enter into new arrangements with television channels;

•	the frequency of our clients’ engagement of our services;

•	programming of television channels and the occurrence of special events that are attractive to advertisers;

•	the agency fees we charge for our agency business and the price we charge for advertising time that we have the exclusive right to sell;

•	changes in our pricing strategies or the pricing strategies of television channels or our competitors;

•	effects of strategic alliances, potential acquisitions and other business combinations and our ability to successfully and timely integrate them into our business;

•	changes in government regulation of the television and advertising industries; and

•	economic and geopolitical conditions in China and elsewhere.

Many of the factors discussed above are beyond our control, making it difficult to predict our quarterly results, which could cause the trading price of our ADSs to decline below investor expectations. You should not rely on our operating results for any prior period as an indication of our future results. If our revenues for a particular quarter are lower than what we expected, we may be unable to reduce our operating expenses for that quarter by a corresponding amount, which would harm our operating results for that quarter relative to our operating results from other quarters.

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

We believe that our current cash, cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs for capital expenditures for the foreseeable future. We may, however, require additional cash due to changed business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or convertible debt securities could dilute the shareholdings of our shareholders. The incurrence of debt would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for securities of advertising agencies;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of the television or advertising industries in China;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

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

We may be, or may be joined as a defendant in litigation brought against our clients by third parties, our clients’ competitors, governmental or regulatory authorities or consumers, which could result in judgments against us and materially disrupt our business.

From time to time, we may be, or may be joined as a defendant in litigation brought against our clients by third parties, our clients’ competitors, governmental or regulatory authorities or consumers. These actions could involve claims alleging, among other things, that:

•	advertising claims made with respect to our clients’ products or services are false, deceptive or misleading;

•	our clients’ products are defective or injurious and may be harmful to others; or

•	marketing, communicating or advertising materials created for our clients infringe on the proprietary rights of third parties.

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

We are dependent upon our computer software and hardware systems in designing our advertisements and keeping important operational and market information. In addition, we rely on our computer hardware for the storage, delivery and transmission of data. Any system failure that causes interruptions to the input, retrieval and transmission of data or increase in service time could disrupt our normal operations. Although we have a disaster recovery plan that is designed to address the failures of our computer software and hardware systems, we may not be able to effectively carry out this disaster recovery plan or restore our operations within a sufficiently short time frame to avoid business disruptions. Any failure in our computer software or hardware systems could decrease our revenues and harm our relationships with advertisers, television channels and other media companies, which in turn could have a material adverse effect on our business, results of operations and financial condition.

We do not maintain business liability or disruption, litigation or property insurance and any business liability or disruption, litigation or property damage we experience may result in substantial costs to us and the diversion of our resources.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business disruption, business liability or similar business insurance products. We have determined that the risks of disruption or liability from our business, the loss or damage to our property, including our facilities, equipment and office furniture, the cost of obtaining insurance coverage for these risks and the difficulties associated with obtaining such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption, litigation or property insurance coverage for our operations in China. Any occurrence of an uninsured loss or damage to our property or litigation or business disruption may result in substantial costs to us and the diversion of our resources, which could have an adverse effect on our operating results.

We may become a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. investors.

Based upon the past and projected composition of our income and valuation of our assets, including any goodwill, we do not believe we were a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2012 and we do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were a PFIC, such characterization could result in adverse United States federal income tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. Further, if we were a PFIC for any year during which a U.S. investor held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. investor held our ADSs or ordinary shares. Each U.S. investor is urged to consult its tax advisor regarding the U.S. federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we were or become classified as a PFIC.

The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (including cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs and ordinary shares, which is subject to change. We cannot assure you that we were not a PFIC for 2012 or that we will not be a PFIC for any future taxable year. As the determination of PFIC status requires extensive factual investigation, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of income we earn, this determination, although ultimately legal in nature, is beyond the scope of legal counsel’s role and, accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ADSs may be adversely impacted.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, has adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which must also contain management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to the effectiveness of the company’s internal control over financial reporting. These requirements first applied to our annual report on Form 20-F for the fiscal year ended December 31, 2011.

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2012. If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could result in the loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Public shareholders of China-based, U.S.-listed companies and other market participants may no longer have access to a wide array of corporate records of such listed companies’ PRC entities filed with local offices of the administration of industry and commerce in China. Loss of, or limit in, the access to such information may adversely affect overall investor confidence in China-based, U.S.-listed companies’ reported results or other disclosures, including those of our company, and may cause the trading price of our ADSs to decline.

All PRC corporate entities, including our subsidiaries and our variable interest entities, maintain corporate records and filings with industry and commerce administration authorities in the cities where such PRC entities are registered. Information contained in such corporate records and filings includes, among other things, business address, registered capital, business scope, articles of association, equity interest holders, legal representative, changes to the above information, annual financial reports, matters relating to termination or dissolution, information relating to penalties imposed, and annual inspection records.

There have been regulations promulgated by various government authorities in China that govern public access to corporate records and filings. Under the Measures for Accessing Corporate Records and Filings promulgated on December 16, 1996 by the SAIC, as amended, or the SAIC measures, a wide range of basic corporate records, except for such restricted information as business results and financial reports, can be inspected by the public without restrictions. Under these SAIC measures, a company’s restricted information can only be inspected by authorized government officers and officials from judicial authorities or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation. In practice, local industry and commerce administration authorities in different cities have adopted various regional regulations which impose more stringent restrictions than the SAIC measures by expanding the scope of restricted information that the public cannot freely access. Many local industry and commerce administration authorities only allow unrestricted public access to such basic corporate information as name, legal representative, registered capital and business scope of a company. Under these local regulations, access to the other corporate records and filings (many of which are not restricted information under the SAIC measures) is only granted to authorized government officers and officials from judicial authorities or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation.

However, neither the SAIC nor the local industry and commerce administration authorities were reported to have strictly implemented the restrictions under either the SAIC measures or the various regional regulations before early 2012. As a result, before early 2012, the public, including public shareholders of China-based, U.S.-listed companies and other market participants, such as lawyers and research firms, were reported to be able to access all or most corporate records and filings of these listed companies’ PRC entities maintained with the industry and commerce administration authorities. Such records and filings were reported to have formed important components of research reports on certain China-based, U.S.- listed companies, which reports claimed to have uncovered wrongdoings and fraud committed by these companies on the basis of (i) the disparities found between the listed companies’ reported results and their PRC entities’ financial reports filed with industry and commerce administration authorities and (ii) information on material changes of the PRC entities, such as transfers of equity interests of significant PRC subsidiaries, that were filed with the industry and commerce administration authorities but not properly disclosed by such listed companies as required under the U.S. securities law and the SEC’s disclosure requirements. The significant disparities found between (i) certain China-based, U.S.-listed companies’ reported results and other disclosure and (ii) their PRC entities’ financial reports and other records filed with industry and commerce administration authorities were also reported to have formed the basis of several class action lawsuits against such listed companies in the U.S.

It was reported that, since the first half of 2012, local industry and commerce administration authorities in a number of cities have started strictly implementing the above restrictions and have significantly curtailed public access to corporate records and filings. There have also been reports that only the limited scope of basic corporate records and filings are still accessible by the public, and much of the previously publically accessible information, such as financial reports and changes to equity interests, now can only be accessed by the parties specified in, and in strict accordance with the restrictions under the various regional regulations. Such reported limitation on the public access to corporate records and filings and the resulting concerns over the loss of, or limit in, an otherwise available source of information to verify and evaluate the soundness of China-based U.S.-listed companies’ business operations in China may have a significant adverse effect on the overall investor confidence in China-based, U.S.-listed companies’ reported results or other disclosures, including those of our company, and may cause the trading price of our ADSs to decline.

We are subject to risks relating to the nature of China’s advertising industry, including frequent and sudden changes in advertising proposals.

The nature of the advertising business in China is such that sudden changes in advertising proposals and actual advertisements are frequent. In China, television stations remain responsible for the content of advertisements, and as a result, television stations may reject or recommend changes to the content of advertisements. We strive to minimize problems related to work for clients by encouraging the conclusion of basic written agreements, but we are exposed to the risk of unforeseen incidents or disputes with advertising clients. In addition, similar to other companies in our industry in the PRC where relationships between advertising clients within a particular industry and advertising companies are not typically exclusive, we are currently acting for multiple clients within a single industry in a number of industries. If this practice in China is to change in favor of exclusive relationships and if our efforts to respond to this change are ineffective, our business, results of operations and financial condition could be materially and adversely affected.

China regulates media content extensively and we may be subject to government actions based on the advertising content we design for advertising clients or services we provide to them.

PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute is fair and accurate and in full compliance with applicable laws, rules and regulations. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the PRC government may revoke a violator’s license for advertising business operations.

Our business includes assisting advertising client in designing and producing advertisements, as well as executing their advertising campaign. We act as agent for our clients in dealing with television channels, such as CCTV, or other media on whose platform our clients want to display their advertisements. Under our agreements with television stations, such as CCTV, we are typically responsible for the compliance with applicable laws, rules and regulations with respect to advertising content that we provide to the media. In addition, some of our advertising clients provide completed advertisements for us to display on the television channels. Although these advertisements are subject to internal review and verification, their content may not fully comply with applicable laws, rules and regulations. Further, for advertising content related to special types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical procedures, we are required to confirm that our clients have obtained requisite government approvals, including operating qualifications, proof of quality inspection of the advertised products and services, government pre-approval of the content of the advertisement and filings with the local authorities. We endeavor to comply with such requirements, including by requesting relevant documents from the advertising clients and employing qualified advertising inspectors who are trained to review advertising content for compliance with applicable PRC laws, rules and regulations. However, we cannot assure you that violations or alleged violations of the content requirements will not occur with respect to our operations. If the relevant PRC governmental agencies determine the content of the advertisements that we represent violated any applicable laws, rules or regulations, we could be subject to penalties. Although our agreements with our clients normally require them to warrant the fairness, accuracy and compliance with relevant laws and regulations of their advertising content and agree to indemnify us for violations of these warranties, these contractual remedies may not cover all of our losses resulting from governmental penalties. Violations or alleged violations of the content requirements could also harm our reputation and impair our ability to conduct and expand our business.

Risks Relating to Our Corporate Structure

If the PRC government determines that the agreements that establish the structure for operating our China business otherwise do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties.

The PRC government requires foreign entities that invest in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. Our subsidiary, Charm Hong Kong Limited has not directly operated any advertising business outside of China and therefore, its subsidiary, Nanning Jetlong, currently does not qualify under PRC regulations to directly provide advertising services. Accordingly, Nanning Jetlong is currently ineligible to apply for the required license for providing advertising services in China. We acquired all the outstanding equity interests of O’Master Communications (Hongkong) Ltd. in Hong Kong in June 2010, an entity qualified to set up entities in China to operate advertising business, which in turn holds all the outstanding equity interests of Charm Media Co., Ltd. and Shang Xing Media Co., Ltd. Both Charm Media Co., Ltd. and Shang Xing Media Co., Ltd were incorporated by us in the PRC in November 2010 and October 2010, respectively, and have acquired license for providing advertising services in China. From 2011, we have begun operating the majority of our business through these two new entities — Charm Media Co., Ltd. and Shang Xing Media Co., Ltd. Also in November 2011, our 60% owned entity, CharmClick Inc., acquired all the outstanding equity interests of Neudior Corporation Limited, which is qualified to set up entities in China to operate an advertising business. Currently, this entity is still in the process of obtaining the related license. Prior to 2011, other than Beijing Vizeum Advertising Co., Ltd., in which we hold 60% of the outstanding equity interests, our advertising business was provided through our variable interest entities in China. Since 2011, the majority of the business has been carried out by PRC subsidiaries. Each of the variable interest entities is currently owned by individual shareholders who are PRC citizens, and holds the requisite license to provide advertising services in China. Their shareholders are set forth in “Item 4. Information on the Company — C. Organizational Structure — Our Corporate Structure.” Our variable interest entities directly operate our advertising services in China, purchase advertising time from television channels and sell advertising time to advertisers. We have been and are expected to continue to be dependent on variable interest entities to operate our advertising service business. We do not have any equity interest in any of the variable interest entities but control their operations and receive the economic benefits and bear their economic risks through a series of contractual arrangements.

There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements with the variable interest entities. We have also been advised by our PRC counsel, Hylands Law Firm, that the structure for operating our business in China (including our corporate structure and contractual arrangements with the variable interest entities) complies with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, we cannot assure you that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investment in advertising business through contractual arrangement in the future or will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations.

If we, any of the variable interest entities or any of their current or future subsidiaries are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business license of such entities;

•	discontinuing or restricting the conduct of any transactions among our PRC subsidiary, Nanning Jetlong and variable interest entities;

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

We rely on contractual arrangements with our variable interest entities in China and their shareholders for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interest.

We rely on contractual arrangements with our variable interest entities in China and their respective shareholders to operate our advertising services business. These contractual arrangements may not be as effective in providing us with control over the variable interest entities as ownership of controlling equity interests would be in providing us with control over, or enabling us to derive economic benefits from the operations of the variable interest entities. If we had direct ownership of the variable interest entities, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations at the management level and (ii) derive economic benefits from the operations of the variable interest entities by causing them to declare and pay dividends. However, under the current contractual arrangements, if any of the variable interest entities or any of their shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief and claiming damages, which we cannot assure you will be effective. For example, if shareholders of a variable interest entity were to refuse to transfer their equity interests in such variable interest entity to us or our designated persons if we exercise the purchase option pursuant to these contractual arrangements, we may have to take legal action to compel them to fulfill their contractual obligations.

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

For example, as one of the world’s leading marketing communications groups, Aegis Media is an international provider of advertising services, including those provided by its other operations in China, which may directly or indirectly compete with us or the consolidated joint venture. Although, in connection with the formation of the consolidated joint venture, Aegis Media has agreed to restrictions on the solicitation of our or the joint venture’s clients and employees, these restrictions may not be sufficient or effective to prevent Aegis Media from competing against us or the joint venture, and we and Aegis Media may disagree as to whether particular business opportunities belong to us, the joint venture or Aegis Media. In addition, Aegis Media may breach these restrictions. If we cannot resolve any conflicts of interest or disputes between our joint venture partners and us or the respective joint venture, we would have to rely on legal proceedings, the outcome of which is uncertain and, as a result, our business may be disrupted and our results of operations, financial condition and prospects could be materially and adversely affected.

Certain shareholders of our variable interest entities may have potential conflicts of interest with us, which may harm our business and financial condition.

Currently, our variable interest entities are owned by Mr. He Dang (“Mr. Dang”) and Ms. Qingmei Bai (“Ms. Bai”), with Mr. Dang owning 67% of the outstanding equity of our variable interest entities and Ms. Bai owning the remainder. Mr. Dang is also a beneficial owner of 59% of our Company. Ms. Bai holds no equity interest in the Company. Ms. Bai is Mr. Dang’s mother. Mr. Dang is the chairman of our board of directors and our chief executive officer and he also serves as the chairman of the board of directors of our variable interest entities. Ms. Bai serves as the supervisor (a compulsory inspector position required under PRC Company Law) of two of our variable interest entities, Shidai Charm Advertising Co., Ltd. and Beijing Charm Culture Co., Ltd. Conflicts of interest between (i) Mr. Dang’s and Ms. Bai’s duties to our company and shareholders (including the holders of our ADSs who are not otherwise affiliated with our variable interest entities) and (ii) their duties as the major shareholders, directors and officers of our variable interest entities may arise. We cannot assure you that when conflicts of interest arise, any or both of these individuals will act in the best interests of our company and our shareholders, or that conflicts will be resolved in our favor.

For example, Mr. Dang and/or Ms. Bai may decide to transfer significant business or assets of the variable interest entities to other legal entities they own or control that are not controlled by us, or opportunities may arise in the future for these individuals to sell the variable interest entities or its significant business or assets to third parties at a premium. In the event a sale takes place upon the occurrence of such circumstance(s) mentioned above, the consideration of such transfer or sale will be paid to Mr. Dang and/or Ms. Bai. Neither the Company nor our other shareholders will receive any proceeds from such sale of all or a significant portion of our underlying business, which will be materially detrimental to the Company and our public shareholders. To prevent such event from happening, decisions relating to material sales in connection with the variable interest entities are overseen and determined by the Company pursuant to the contractual arrangements with the variable interest entities, its shareholders and the WFOE (Nanning Jetlong). The board of directors of the Company consists of five directors, with four of them (other than Mr. Dang) holding no interest in any variable interest entity. These four directors’ interests are independent in making decisions related to the variable interest entities and they are the fiduciaries our unaffiliated shareholders may rely on to safeguard their interests. However, the holders of a majority of the total outstanding equity interest of the Company have the right to appoint and remove members of the board (other than the one director, Mr. Nick Waters, appointed by Aegis Media, the shareholder holding no less than 10% of the Company’s total outstanding share capital) pursuant to our Memorandum and Articles of Association, as amended. In other words, due to fact that Mr. Dang, our largest shareholder, chairman of our board of directors and chief executive officer, is also a majority shareholders of our variable interest entities, we cannot assure you that we will be able to prevent him from making decisions on behalf our company that only favor the shareholders of the variable interest entities.

In addition, Mr. Dang and/or Ms. Bai may breach or cause our variable interest entities or their subsidiaries to breach or refuse to renew existing contractual arrangements that allow us to effectively control and receive economic benefits from them. Currently, we do not have existing arrangements to address such potential conflicts of interest between these individuals and our Company. We rely on Mr. Dang and Ms. Bai to abide by the laws of the Cayman Islands and the PRC, both of which provide that a company’s directors and officers owe a fiduciary duty to such company, which requires them to act in good faith and in the best interests of our company and not to use their positions for personal gain.

In the event any dispute arising out of the above-mentioned conflict of interest between us and the shareholders cannot be resolved amongst the parties, we may have to resort to legal proceedings, which may result in disruption of our business operation and there will be substantial uncertainty as to the outcome of any such legal proceedings.

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

Under applicable PRC laws, rules and regulations, arrangements and transactions among related parties may be subject to audits or challenges by the PRC tax authorities. We are not able to determine whether any of our transactions with our variable interest entities and their respective shareholders will be regarded by the PRC tax authorities as arm’s length transactions because based on our knowledge, the PRC tax authorities have not issued a ruling or interpretation on how to determine an arm’s length transaction in this context. The relevant tax authorities may determine that our contractual relationships with our variable interest entities and their respective shareholders were not entered into on an arm’s length basis. If any of the transactions we have entered into among our subsidiaries, Nanning Jetlong and any of the variable interest entities and their respective shareholders are determined by the PRC tax authorities not to be on an arm’s length basis, or are found to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, the PRC tax authorities may adjust the profits and losses of such variable interest entity and assess more taxes on it. In addition, the PRC tax authorities may impose late payment fees and other penalties to such variable interest entity for under-paid taxes. Our results of operations may be adversely and materially affected if the tax liabilities of any of the variable interest entities increase or if it is found to be subject to late payment fees or other penalties.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in China to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash requirements, including the funds necessary to service any debt we may incur. If any of our subsidiaries in China incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Nanning Jetlong currently has in place with the variable interest entities in a manner that would materially and adversely affect the ability of Nanning Jetlong to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with accounting standards and regulations of China. Under PRC laws, rules and regulations, our PRC subsidiaries are also required to set aside a portion of their net income each year to fund specific reserve funds. In addition, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends until the cumulative fund reaches 50% of the registered capital. As a result of these PRC laws, rules and regulations, our PRC subsidiaries are restricted from transferring a portion of its net assets to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and as such, you are deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

Since substantially all of our business operations are conducted in China, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	degree of government involvement;

•	level of development;

•	growth rate;

•	control of foreign exchange;

•	access to financing; and

•	allocation of resources.

While the Chinese economy has grown significantly in the past three decades, the growth has been uneven among various parts of the country and various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and to guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on our operations. For example, our results of operations and financial condition may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

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

Uncertainties with respect to the PRC legal system could limit the protections available to you and our company.

The PRC legal system more closely resembles civil law systems than common law systems. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct all of our business through our PRC subsidiaries and our variable interest entities established in China. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, rules and regulations are not always uniform and enforcement of these laws, rules and regulations involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract.

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

Recent changes in regulatory restrictions on satellite television may adversely affect our business and results of operations.

The State Administration of Radio, Film, and Television issued the Supplementary Provisions to the ‘Radio and Television Advertising Broadcast Management Rules’, which came into effect as of January 1, 2012, precluding all advertisements occurring in the middle of any television program broadcasts. Pursuant to this prohibition, the Company is restricted from selling advertisement time or other rights in the middle of television program broadcasts. A large majority of our revenues are attributable to television advertising historically. The percentage of our total revenues attributable to television advertising in fiscal years 2010, 2011 and 2012 is 96%, 93% and 93% respectively. Pursuant to the new Supplementary Provisions, the Company has shifted advertisements to before and after a television program broadcast. Such change in time slots for these advertisements does not change the amount of overall broadcast time, but it in effect impacts the efficacy and value of such moved advertisements. Because advertisements broadcast before and after a television broadcast are perceived as less effective and therefore carrying less value, the new regulation has indirectly resulted in the decreased demand and lowered prices for television advertising in the market. There may be further material adverse effect on our business and results of operations if the government continues to increase regulation in the satellite market, thus requiring the Company to further alter its business operations or reducing or restricting the Company’s long-term ability to sell its products and services on a global basis.

Our ability to enforce the equity pledge agreements between us and the shareholders of our variable interest entities may be subject to limitations based on PRC laws and regulations.

Under the equity pledge agreements among Nanning Jetlong, our variable interest entities in the PRC and their respective shareholders, these shareholders have pledged all of their equity interests in our variable interest entities to Nanning Jetlong to secure the performance of the obligations by each variable interest entity and its shareholders under the contractual arrangements. According to the PRC Property Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sale of the pledged equity. If our variable interest entities or their shareholders fail to perform their obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests of our variable interest entities in an auction or private sale and remit the proceeds to our wholly owned subsidiaries in the PRC, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in our variable interest entities.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from our initial public offering to make loans or additional capital contributions to our PRC subsidiaries.

We may make loans to our PRC subsidiaries and variable interest entities or we may make additional capital contributions to our PRC subsidiaries. Any loans to our subsidiaries or variable interest entities in China are subject to PRC regulations and approvals. For example:

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

On August 8, 2006, six PRC regulatory agencies, including the CSRC promulgated a regulation entitled Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the SPV Regulation. The SPV Regulation provides that an offshore special purpose vehicle, or SPV, formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of the SPV’s securities on an overseas stock exchange. The applicability of the SPV Regulation with respect to CSRC approval is unclear. On September 21, 2006, the CSRC issued a clarification that sets forth the criteria and process for obtaining any required approval from the CSRC.

At the time of our initial public offering in May 2010, our PRC counsel at that time advised us that:

•	the CSRC approval requirement applies to SPVs that are seeking overseas listing and that had previously acquired equity interests in PRC companies through share exchanges and cash; and

•

based on their understanding of the current PRC laws, rules and regulations, including the SPV Regulation, and that our wholly owned PRC subsidiary was established by foreign direct investment, rather than through a merger or acquisition prior to September 8, 2006, the effective date of the SPV Regulation, the SPV Regulation did not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the Nasdaq Global Market.

Based on the advice of our PRC counsel at that time, we did not seek CSRC’s approval for our initial public offering. We, however, cannot assure you that the relevant PRC government agencies, including the CSRC, would have reached the same conclusion as our PRC counsel. If the CSRC subsequently determines that its prior approval is required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict sending the proceeds from our initial public offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

Our then PRC counsel has advised us that MOC approval is not required in connection with:

•

the establishment of Nanning Jetlong, our wholly owned PRC subsidiary because the equity interest in Nanning Jetlong was established by Jetlong Technology Limited, our wholly owned Marshall Islands subsidiary prior to September 8, 2006, the effective date of the SPV Regulation; or

•	the contractual arrangements beginning in March 2008 entered into between Nanning Jetlong and our variable interest entities.

However, if the MOC subsequently determines that its prior approval was required for our contractual arrangements with the variable interest entities, we may face regulatory actions or other sanctions from the MOC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us and the variable interest entities, limit our operations, delay or restrict sending the proceeds from our initial public offering into China or take other actions. These regulatory actions could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and in certain cases, the remittance of currency out of China. We receive all our revenues in Renminbi. Under our current corporate structure, our income may be derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us or otherwise satisfy its foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions may be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. In the future, the PRC government may exercise its discretion to restrict access to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

SAFE promulgated a circular on August 29, 2008, or Circular 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into RMB. The notice requires that the capital of a foreign-invested company settled in RMB and converted from foreign currencies may be used only for purposes within the business scope stated on the business license of the company and, unless otherwise permitted by other regulations, may not be used for equity investments within the PRC. SAFE also strengthened its oversight of the flow and use of the capital of a foreign-invested company settled in RMB and converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, including the substantial fines set forth in the Foreign Exchange Administration Rules. In addition, SAFE promulgated a circular on November 9, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Furthermore, SAFE issued a circular on November 9, 2011, or Circular 45, which requires SAFE’s local counterparts to strengthen the control imposed by Circulars 142 and 59 over the conversion of a foreign-invested company’s capital contributed in foreign currency into RMB. Circular 45 stipulates that a foreign-invested company’s RMB funds, if converted from such company’s capital contributed in foreign currency, may not be used by such company to

(i)	extend loans (in the form of entrusted loans),

(ii)	repay borrowings between enterprises, or

(iii)	repay bank loans it has obtained and on-lent to third parties.

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

As we may rely on dividends and other fees paid to us by our PRC subsidiaries and our variable interest entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of and any dividends payable on our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, since our functional and reporting currency is the U.S. dollar while the functional currency of our subsidiaries and variable interest entities in China is Renminbi, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would have a positive or negative effect on our reported financial results, which may not reflect any underlying change in our business, results of operations or financial condition.

Dividends we receive from our PRC subsidiaries may be subject to PRC withholding tax.

The PRC Enterprise Income Tax Law, or the EIT Law, provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC. The State Council of the PRC has since reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our PRC subsidiaries. Thus, dividends paid to us by our PRC subsidiaries may be subject to the 10% income tax if we are considered to be a “non-resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our PRC subsidiaries, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

According to the Double Taxation Arrangement (Hong Kong), Notice 112 and Notice 601, dividends paid to enterprises resident in Hong Kong are subject to a withholding tax of 5%, provided that the Hong Kong resident enterprise owns over 25% of the PRC enterprise distributing the dividend and can be considered a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Because our PRC subsidiaries are 100% owned by enterprises incorporated in Hong Kong, under the aforementioned arrangement, dividends paid to us through these Hong Kong subsidiaries may be subject to the 5% income tax if (i) we and our Hong Kong subsidiaries are considered to be “non-resident enterprises” under the EIT Law and (ii) each respective Hong Kong subsidiary is considered to be a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). If any Hong Kong subsidiary is not regarded as the beneficial owner of any such dividends, it will not be entitled to the treaty benefits under the Double Taxation Arrangement (Hong Kong). As a result, such dividends would be subject to normal withholding tax of 10% as provided by the PRC domestic law rather than the favorable rate of 5% applicable under the Double Taxation Arrangement (Hong Kong).

We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.

Under the EIT Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate for their global income. Although the term “de facto management bodies” is defined as “management bodies which has substantial and overall management and control power on the operation, human resources, accounting and assets of the enterprise,” the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. A circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors or senior management with voting rights reside in the PRC. In addition, the State Administration of Taxation recently promulgated the Interim Provisions on Administration of Income Tax of Chinese-Controlled Resident Enterprise Registered Overseas, effective from September 1, 2011, which clarified certain matters concerning the determination of resident status, administrative matters following this determination and competent tax authorities. These interim provisions also specify that when an enterprise which is both Chinese-controlled and incorporated outside of mainland China receives PRC-sourced incomes such as dividends and interests, no PRC withholding tax is applicable if such enterprise has obtained a certificate evidencing its status as a PRC resident enterprise which is registered overseas and controlled by Chinese.

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

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

We face risks related to natural disasters and health epidemics in China, which could have a material adverse effect on our business and results of operations.

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemics in China. For example, in May 2008, Sichuan Province suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. In particular, in assisting with emergency responses and disaster relief, broadcasting time, including advertisement broadcasting time, on many television channels was re-arranged during the period following the earthquake. As a result, we experienced disruptions of our advertising placement and loss of our advertising time purchased without being fully compensated. Our exclusive agency arrangements typically do not contain compensation clauses favorable to us in cases of natural disasters or other force majeure events. In addition, in the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome. Since May 2009, outbreaks of H1N1 influenza or swine flu have been reported in Hong Kong and throughout China. Any future natural disasters or health epidemics in the PRC could have a material adverse effect on our business and results of operations.

The implementation of the PRC Labor Contract Law may significantly increase our operating expenses and adversely affect our business and results of operations.

On June 29, 2007, the PRC National People’s Congress enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions and provides for specific standards and procedure for the termination of an employment contract. In addition, the Labor Contract Law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including in cases of the expiration of a fixed-term employment contract. As there has been little guidance as to how the Labor Contract Law will be interpreted and enforced by the relevant PRC authorities, there remains substantial uncertainty as to its potential impact on our business and results of operations. The implementation of the Labor Contract Law may significantly increase our operating expenses, in particular our personnel expenses as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

The SEC’s recent administrative proceedings against five PRC-based accounting firms, including our independent registered public accounting firm, may affect our ability to meet our reporting obligations as a reporting company.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “big four” accounting firms, including our auditor, and also against BDO China Dahua. The Rule 102(e) proceedings initiated by the SEC related to these firms’ failure to produce documents, including audit work papers, at the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the CSRC. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our auditor, or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

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

Sales of our ADSs or ordinary shares in the public market or the perception that these sales could occur could cause the market price of our ADSs to decline. As of December 31, 2012, we have 14,169,573 Class A ordinary shares and 62,500,000 Class B ordinary shares outstanding, including 14,169,573 Class A ordinary shares represented by 7,084,786 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale upon the expiration of certain lock-up arrangements. In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Anti-takeover provisions in our memorandum and articles of association may discourage a third party from offering to acquire our company, which could limit your opportunity to sell your ADSs at a premium.

Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of our company, modify our structure or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

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

Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change in control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our amended and restated memorandum and articles of association provide for a dual-class ordinary share structure with Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. See “Item 10. Additional Information — B. Memorandum and Articles of Association.”

Class B ordinary shares consist of the ordinary shares held by our shareholders prior to our initial public offering and any ordinary shares issued upon the exercise of options granted under our 2008 Share Incentive Plan. Each Class A ordinary share will be entitled to one vote on all matters subject to shareholders’ vote and each Class B ordinary share will be entitled to five votes on all matters subject to shareholders’ vote. We issued Class A ordinary shares represented by our ADSs in our initial public offering. Due to the disparate voting rights attached to these two classes of ordinary shares, our existing shareholders will have significant voting rights over matters requiring shareholder approval, including the election and removal of directors and certain corporate transactions, such as mergers, consolidations and other business combinations. This concentrated control could discourage others from pursuing any potential merger, takeover or other change in control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We are a Cayman Islands company and because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent, governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive but not binding authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. As a result, our public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a Delaware company.

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

Holders of our ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement for the ADSs. Under our amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting is 21 days. When a general meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit a holder to withdraw its ordinary shares to allow such holder to cast its vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to such holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure such holders that they will receive the voting materials in time to ensure that you can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and may lack recourse if such ADSs are not voted as requested. In addition, in the capacity of an ADS holder, they will not be able to call a shareholders’ meeting.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying the ADSs if holders of such ADSs do not vote at a shareholders’ meeting except in limited circumstances, which could adversely affect their interests.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying the ADSs at shareholders’ meeting if holders of such ADSs do not vote, unless:

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

The effect of this discretionary proxy is that holders of our ADSs cannot prevent our ordinary shares underlying such ADSs from being voted, absent the situations described above and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Holders of our ADSs may be subject to limitations on transfers of their ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement or for any other reason.

The rights of holders of our ADSs to participate in any future rights offerings may be limited, which may cause dilution to their holdings and they may not receive cash dividends if it is impractical to make future rights offerings available to them.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders of our ADSs in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to holders of our ADSs, unless either both the rights and any related securities are registered under the Securities Act or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings.

In addition, the depositary has agreed to pay to holders of our ADSs cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and holders of our ADSs will not receive any such distribution.

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

Charm Communications Inc. holds all of the outstanding equity interest in Movie-Forward Ltd., a company incorporated under the laws of the British Virgin Islands in June 2007, Media Port Holdings Limited, a company incorporated under the laws of the British Virgin Islands in November 2009, Media Talent International Limited, a company incorporated under the laws of the British Virgin Islands in May 2010 and Best Ranking Limited, a company incorporated under the laws of the British Virgin Islands in October 2011. Charm Communications Inc. also holds all of the outstanding equity interest in Charm Digital Media Company Limited, Charm E Media Company Limited, Charm Future Media Company Limited and Charm New Media Company Limited, all of which are incorporated under the laws of the Hong Kong in November 2011.

Movie-Forward Ltd. in turn holds all of the outstanding equity interest in Charm Hong Kong Limited, a company incorporated under the laws of Hong Kong in April 2008. Charm Hong Kong Limited holds all of the outstanding equity interest in Nanning Jetlong Technology Co., Ltd., or Nanning Jetlong, a company established in October 2005 under PRC law as a wholly foreign owned enterprise. In January 2010, Media Port Holdings Limited, one of our wholly owned subsidiaries located in British Virgin Islands, entered into agreements with Posterscope Advertising Limited, an affiliate of Aegis Media, to establish a consolidated joint venture, Posterscope (Hong Kong ) Ltd. (the Aegis Joint Venture) to carry out the business of media planning and buying on behalf of advertising clients or their advertising agents in the PRC, pursuant to which, Media Port acquired 60% of the Aegis Joint Venture for a consideration of RMB3,600,000. As part of the joint venture transaction, Aegis Media transferred all of its rights and interests in Beijing Vizeum Advertising Co., Ltd. to the Aegis Joint Venture. There are five seats on the Board of directors of Aegis Joint Venture. We take three out of the five seats. Significant operating and financial decisions require the approval of a simple majority of the directors of the Aegis Joint Venture. We consolidate its financial statements accordingly.

Media Talent International Limited, which was established in May 2010, holds all the outstanding equity interest in O’Master Communications (Hongkong) Ltd., which in turn holds all the outstanding equity interests of Charm Media Co., Ltd., which was incorporated in the PRC in November 2010. Charm Media Co., Ltd. in turn holds all the outstanding equity interests of Shang Xing Media Co., Ltd. and Beijing Hongtu Zhuoyue Advertising Co., Ltd. Both companies were incorporated in the PRC in October 2010 and September 2012, respectively. Charm Media Co., Ltd. also holds 70% outstanding equity interests of Beijing Guozhi Travel & Culture Co., Ltd., which was incorporated in the PRC in September 2012.

Best Ranking Limited holds 60% of the outstanding equity interests in CharmClick Inc., a company incorporated under the laws of the Cayman Islands in July 2011. In November 2011, CharmClick Inc. acquired all the outstanding equity interests of Neudior Corporation Limited, a company under the laws of Hong Kong, which is qualified to set up entities in China to operate advertising business. This entity is still in the process of acquiring the related licenses.

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

Beginning on March 28, 2008, Nanning Jetlong has entered into a series of contractual arrangements with each of the variable interest entities and their respective shareholders to govern our relationships with the variable interest entities and operate our business in China. These contractual arrangements allow us to effectively control the variable interest entities and to derive substantially all of the economic benefits from them. See “Item 10. Additional Information — C. Material Contracts.” Accordingly, we have consolidated their historical financial results in our financial statements in accordance with U.S. GAAP since the inception of these affiliated entities.

On May 10, 2010, we completed our initial public offering, in which we offered and sold 15,625,000 ordinary shares in the form of 7,812,500 ADSs, raising US$69,023,437 in pre-expenses proceeds.

In October 2010, Beijing Charm Culture Co., Ltd., one of our PRC Subsidiaries, entered into an agreement to establish a limited liability company in the PRC, Wasu Digital Co., Ltd. (the Wasu Joint Venture) with a PRC affiliate of Wasu Digital Group, or Wasu Group. The Wasu Joint Venture, which has the right to operate all advertising-related businesses across Wasu Group’s three-network platform of IPTV, 3G mobile TV and broadband TV for 20 years, is 65% owned by us and 35% owned by Wasu Group. Our capital injection in the Wasu Joint Venture was RMB4,062,500 and we share dividends and undertake risks and losses with Wasu Group in accordance with our respective percentages in the registered capital contribution of the Wasu Joint Venture under PRC laws. There are five seats on the Board of Wasu Joint Venture and we take three of them. According to Wasu Joint Venture’s Articles of Association, all actions require the approval of two-thirds of the directors. We have significant influence but does not have control over Wasu Joint Venture.

In April 2011, Shang Xing Media Co., Ltd., one of our PRC Subsidiaries, formed a PRC company limited by shares, Chongqing Changhui Culture Co., Ltd. (the Chongqing Joint Venture) with Chongqing Travel & Culture Communications Co., Ltd., or Chongqing Travel, to explore and promote Chongqing’s travel and tourism advertising market. The Chongqing Joint Venture is 45% owned by us and 55% owned by Chongqing Travel. Our capital injection in the Chongqing Joint Venture was RMB4,500,000 and we share dividends and undertake risks and losses with Chongqing Travel in accordance with our respective shareholding percentages in the Chongqing Joint Venture under PRC laws. There are five seats on the Board of Chongqing Joint Venture and we take two of them. According to Chongqing Joint Venture’s Articles of Association, all actions require the approval of two-thirds of the directors. We have significant influence but does not have control over Chongqing Joint Venture.

In May 2011, Beijing Charm Culture Co., Ltd. entered into an agreement to establish a limited liability company in the PRC, Chunqiu Charm Culture Co., Ltd. (the Chunqiu Joint Venture) with Beijing Chunqiu International Movie Culture Corporation, or Chunqiu International, to explore and promote the advertising-related business in filming industry. The Chunqiu Joint Venture is 51% owned by us and 49% owned by Chunqiu International. Our capital injection in the Chunqiu Joint Venture was RMB510,000 and we share dividends and undertake risks and losses with Chunqiu International in accordance with our respective shareholding percentages in the Chunqiu Joint Venture under PRC laws. There are seven seats on the Board of Chunqiu Joint Venture and we take three of them. According to Chunqiu Joint Venture’s Articles of Association, all actions require the approval of a simple majority of the directors. We have significant influence but does not have control over Chunqiu Joint Venture.

In December 1, 2011, in connection with our acquisition of 60% stake in ClickPro in August 2011 and for business development purposes, Best Ranking Limited, one of our wholly owned subsidiaries incorporated in British Virgin Islands, entered into agreements with CharmClick Limited, a British Virgin Islands company owned by Honggang Zhu, Xiaofen Li, Ye Yuan, Yuejie Han, Zongjian Xu, Di Kong, Xiaodan Cai and Shumin Wang, all of which were employees of ClickPro at the time, to form CharmClick, Inc., a Cayman Islands company, with Best Ranking Limited holding 60% of its total outstanding equity interest and CharmClick Limited holding the remaining 40%. Under these agreements, Best Ranking Limited has the call option to purchase all or any part of CharmClick Limited’s equity interest in CharmClick Inc. if an initial public offering of CharmClick Inc. fails to occur by December 1, 2016, five years from closing; in the event Best Ranking Limited does not elect to exercise such call right by December 1, 2017, CharmClick Limited shall have a put option to sell all but not less than all of its equity interest in CharmClick Inc. to Best Ranking Limited. Directors of CharmClick Inc. shall be elected by a simple majority vote of the shareholders, who may resolve to pay dividends and other distribution on CharmClick Inc.’s shares. Available assets of ours upon winding up shall be distributed amongst the shareholders in proportion to the par value of the shares held by them. Mr. He Dang, the chairman of our company, was appointed as its sole director and all of the shareholders of CharmClick Limited have since joined us as our employees. Neudior Corporation Limited, the wholly owned Hong Kong subsidiary of CharmClick Inc., is qualified to set up entities in China to operate advertising business. However, we are still in the process of obtaining relevant licenses and permits for Neudior Corporation Limited to operate in China via PRC subsidiaries yet to be established. There has been no business conducted or revenues generated by either CharmClick Inc. or Neudior Corporation Limited to date.

In December, 2012, Shang Xing Media Co., Ltd. formed a PRC company limited by shares, Guangdong Nanfang Media New Broadcast Co., Ltd. (the Nanfang Media Joint Venture) with Guangdong Nanfang International Media Advertising Co., Ltd. or Guangdong Nanfang, to explore the advertising-related business in the broadcast industry. The Nanfang Media Joint Venture is 40% owned by us and 60% owned by Guangdong Nanfang. Our capital injection in the Nanfang Media Joint Venture was RMB2,000,000 and we share dividends and undertake risks and losses with Guangdong Nanfang in accordance with our respective shareholding percentages in the Nanfang Media Joint Venture under PRC laws. There are five seats on the Board of Nanfang Media Joint Venture and we take two of them. According to Nanfang Media Joint Venture’s Articles of Association, all actions require the approval of two-thirds of the directors. We have significant influence but does not have control over Nanfang Media Joint Venture.

B. Business Overview

Our Business

We are a leading advertising agency in China. We (i) offer a broad range of advertising agency services from planning and managing advertising campaigns to creating and placing advertisements and (ii) engage in media investment management through identifying, securing and selling advertising resources. We believe we are also the leading domestic television advertising agency in China, as measured by the total value of successful bids of the prime-time advertising time for 2012 on CCTV, which is generally regarded as the most coveted television advertising time in China. According to CCTV, we ranked first in terms of the total advertising spending for advertisements we placed on behalf of clients on CCTV channels in each of the nine consecutive years from 2004 to 2012. In addition, we believe that we have established a leading media investment management business in China. For 2012, we have exclusive agency arrangements with Tianjin Satellite Television, Nanfang Satellite TV, BTV sports TV, one Shanghai Channel Young program, and certain CCTV programs and exclusive agency agreements with Shanghai New Media Information Broadcasting Co. Ltd., Beijing Gehua Cable Network, and Guangzhou Zhujiang Online Multimedia Co., Ltd. to operate digital media advertising on interactive HDTV digital cable platforms in Shanghai Beijing, and Guangzhou.

Advertising Agency and Branding and Identity Services

We place advertisements for our clients on a broad array of media platforms, including CCTV, satellite and regional television channels, the internet and out-of-home media. The total advertising spending for the advertisements we placed on behalf of the clients under our advertising agency business increased from US$474.3 million in 2010 to US$635.7 million in 2011 and to US$711.1 million in 2012. We derive our advertising agency revenues from commissions paid by clients for the planning and placement of these advertisements and from commissions and performance bonuses received from television channels and other advertising media platforms on which we place the advertisements. Such commissions are generally calculated as a percentage of the total advertising spending by our clients.

We have established a diversified client base of Chinese companies that includes many of the leading brand names in China. Our clients include well-recognized brand names in China across many industries, such as China Telecom, Agricultural Bank of China, China Post Life Insurance, China CITIC Bank, Snowbeer, Jing Fu Kang Pharmacy, Midea, Povos, Nanpu Food and Chery Automobile. In the aggregate, these ten clients accounted for approximately 11.5% of our total revenues in 2012. Our clients also include emerging domestic leading brands, such as Bosideng, Lolo and Suning Appliances, that have used our services to further build their brands on a national scale.

We have expertise in helping our clients secure prime-time advertising time on CCTV, which is generally regarded as the most coveted television advertising time in China. The prime-time advertising time on CCTV includes advertising times during prime-time television programs and special events and is sold pursuant to CCTV’s annual Golden-Time Public Auction process. According to CCTV, for each of the ten consecutive years from 2004 to 2013, we ranked first out of all advertising agencies for the total value of successful bids of prime-time advertising time on CCTV. In each of the nine consecutive years from 2004 to 2012, we also ranked first in terms of total advertising spending for advertisements we placed on behalf of clients on CCTV channels.

We distinguish ourselves from many of our domestic competitors with our ability to offer integrated advertising solutions to our advertising clients covering a wide range of advertising agency services, including: (i) market research; (ii) branding strategies; (iii) creative design, development and production of advertisements; (iv) procurement of advertising media resources and placement of advertisements; (v) public relations; and (vi) overall management of advertising campaigns, all specifically tailored for the Chinese market. Furthermore, we utilize an information-based approach to understand the advertising industry through our database of market research data, ratings information and past campaign performance, as well as expert systems and algorithms that we have developed internally.

Media Investment Management

Under our media investment management business, through a series of exclusive agency arrangements, we secure all or a portion of the advertising time and other advertising rights, which include soft advertising, such as sponsorship, on specific television channels or television programs and sell such advertising media resources. The total advertising spending for the advertisements that were placed on our advertising media resources increased from US$162.6 million in 2010 to US$238.8 million in 2011 and decreased to US$112.8 million in 2012. Under this business, we recognize total advertising spending as our revenue. Through the media investment management business, we provide clients with access to our advertising media resources that we have secured on a network of television channels with targeted geographic coverage and viewership. For 2011, we had exclusive agency arrangements with Shanghai Dragon Television, Tianjin Satellite Television, Hubei Provincial Economic TV and Beijing Gehua Cable Network to secure all or a portion of the advertising time on these satellite television channels, as well as with CCTV to secure advertising rights on several programs on CCTV. For 2012, we did not renew our exclusive agency arrangements with Shanghai Dragon Television and Hubei Provincial Economic TV. For 2012, we have exclusive agency arrangements with Tianjin Satellite Television, Nanfang Satellite TV, Beijing Sports TV, a Shanghai Channel Young program, Beijing Gehua Cable Network, Shanghai New Media Information Broadcasting and Guangzhou Zhujiang Online Multimedia to secure all or a portion of the advertising time on these channels, as well as with CCTV to secure advertising rights on several programs on CCTV.

We offer the television channels with which we have exclusive arrangements to attract our blue-chip clients in advertising spending. We also work with television channels and programs to help enhance the attractiveness of their programs, expand their viewer base and achieve higher ratings. As a result, we have established a network of media resources that we believe are attractive not only to our core client base but also new advertising clients.

We believe that there is a mutually beneficial relationship between our agency and media investment businesses. Our cross-selling of advertising media resources from our media investment management business to blue-chip clients from our agency business benefits both our clients and television channels or programs, as channels or programs can gain more blue-chip advertisers while our clients can have more targeted advertising options. We believe that the media investment management business will also help introduce us to more advertising clients, so that we can cross-sell our agency services and help increase clients’ total advertising spending with us.

The total amount of advertising turnover for our advertising agency and media investment management businesses was, US$636.9 million, US$874.5 million and US$823.9 million in 2010, 2011 and 2012, respectively. Overall, we generated total revenues of US$192.4 million, US$280.1 million and US$165.5 million in 2010, 2011 and 2012, respectively.

Advertising on New Media Platforms

We have begun to complement our core expertise in television advertising by continuing to expand our advertising service offerings to internet advertising and other new advertising media platforms.

In 2010, we set up an independent business unit which offers full-service digital marketing services under the Charm Interactive brand, which offers the following internet marketing services: digital creative, planning and buying, ePR, online video, search engine marketing, or SEM, search engine optimization, or SEO, social and viral marketing and integrated TV/online brand campaigns and product launches. We have provided interactive marketing services to clients in the following industries: pharmaceuticals, fast-moving consumer goods, automobile, home appliances and telecommunications. In August 2011, we acquired a 60% stake in ClickPro, a leading Chinese performance and SEM firm with proprietary technology and full-service capabilities. The newly acquired company will strengthen our performance marketing platform by integrating with our existing SEM business, which operates under Charm’s digital marketing agency, Charm Interactive, to form our fourth major brand, Charm Click.

In October 2010, we entered into an agreement to establish a joint venture with Wasu Digital Group, or Wasu Group, China’s largest operator and digital content provider for cable TV, 3G mobile TV and broadband TV and a supplier of IPTV services. The joint venture has the right to operate all advertising-related businesses across Wasu Group’s three-network platform of IPTV, 3G mobile TV and broadband TV for 20 years. The joint venture will seek to develop and set advertising industry standards on these new advertising media platforms, including the development of advertising products, product pricing, sales strategy, promotional materials as well as the development of advertising sales and agency policies.

In December 2010, we entered into an exclusive advertising agency agreement with Beijing Gehua Cable TV Network Co., Ltd., or Beijing Gehua Cable Network, to operate digital media advertising on its interactive HDTV digital cable platforms. In June 2011, we signed exclusive advertising agency agreements with Shanghai New Media Information Broadcasting Co .Ltd. and Guangzhou Zhujiang Online Multimedia Co., Ltd. to operate digital media advertising on interactive HDTV digital cable platforms in Shanghai and Guangzhou, respectively.

Our Competitive Strengths

We believe that the following strengths give us a competitive advantage and set us apart from our competitors:

Leading domestic television advertising agency in China

We believe we are the leading domestic television advertising agency in China according to the 2010 report issued by China Advertising Association, as measured by both the total advertising spending and advertising revenue. In particular, we have become the largest advertising agency on CCTV, the single largest national television network in China, in terms of the total advertising spending for the advertisements we placed on behalf of our advertising clients on CCTV. We were selected as one of CCTV’s Top Ten Advertising Agencies, initially in 1996 and subsequently from 2000 to 2012. In addition, according to CCTV, for each of the nine consecutive years from 2004 to 2012, we ranked first out of all advertising agencies in terms of total advertising spending on CCTV for advertisements we placed on behalf of our advertising clients. We also ranked first out of all advertising agencies in China for successful bids of the prime-time advertising time on CCTV-1, which is generally regarded as the most coveted television advertising time in China, for each of the ten consecutive years from 2004 to 2013. In each of those ten years, we represented clients in purchasing approximately 20% of the total advertising spending of prime-time advertising time on CCTV. Moreover, we have a broad array of television channel coverage and have placed advertisements on behalf of our clients on satellite and regional channels in addition to CCTV.

Diversified client base of both blue-chip and emerging leading brands

We have established a diversified client base of Chinese corporate clients, many of whom represent the leading brands in their respective industries in China. For example, one of our largest clients is China Telecom, which is one of the three major telecommunications operators in China. Our significant clients include many other well-known brand names in China, such as China Telecom, Agricultural Bank of China, China Post Life Insurance, China CITIC Bank, Snowbeer, Jing Fu Kang Pharmacy, Midea, Feihe, Povos, Nanpu Food and Chery Automobile. Our clients also include emerging domestic leading brands, such as Bosideng, Lolo and Suning Appliances, that have used our service to further build their brands on a national scale. For the year ended December 31, 2012, we provided services to a total of over 600 advertising clients.

Since we represent a significant percentage of the successful bids for the CCTV prime-time advertising time and offer alternative media resources, we generally have been able to satisfy the demands of multiple clients vying for the same advertising time by coordinating and arranging solutions. Our ability to satisfy our clients’ demands and offer a broad range of services allows us to develop and strengthen our clients’ trust in our company as we assist them in the management of their advertising strategies and the allocation of their advertising budgets. As a result, these capabilities have generated a high level of recurring businesses for us. Five of our top ten advertising clients in 2012, measured by the total advertising spending for advertisements placed by us have been our clients for over four years.

Broad range of integrated and customized advertising agency solutions

We distinguish ourselves from many of our competitors with our ability to provide a broad range of integrated advertising solutions. Our integrated solutions include: (i) market research; (ii) branding strategies; (iii) creative design, development and production of advertisements; (iv) procurement of advertising media resources and placement of advertisements; (v) public relations; and (vi) overall management of advertising campaigns, all specifically tailored for the Chinese market. We believe our broad range of integrated and customized advertising solutions, specifically tailored for the Chinese market, provide us a competitive advantage over many other domestic advertising agencies, and has thus allowed us to establish a diversified client base of blue-chip Chinese companies. For example, we have expanded the scope of our business relationship with China Telecom over time to provide it with advertising services that include creation, production and placement of its advertisements as well as participation in the management of its branding and advertising strategies. In some cases, China Telecom selected our services in a competitive review process that included other agencies including international 4A advertising agencies.

Our deep understanding of the advertising industry, advertising media and culture in China distinguishes us from larger overseas advertising agencies, as well as smaller domestic advertising agencies, in competing for advertisers targeting the Chinese market. In particular, to enhance the effectiveness of our advertising agency solutions, we have established a database of market research data, ratings information and past campaign performance that are derived from both internal and third-party sources. Coupled with expert systems and algorithms that we have developed internally, as well as our experience and expertise in the Chinese advertising market, our database provides us the ability to analyze and integrate large amounts of data to identify insights that enhance our ability to place effective advertisements on behalf of our clients while optimizing cost. We supplement this quantitative market data with qualitative research by organizing periodic gatherings of key clients and industry leaders to exchange insights and uncover trends in the Chinese advertising market. We believe that this information-based approach provides us a competitive advantage in providing effective advertising services. For example, in 2009, we provided Midea, a leading manufacturer of household appliances in China with customized advertising solutions that included market research, creative design and advertisement production, in addition to media planning and buying services for its soy milk makers. Midea observed a ten-fold increase in revenue from the sales of its soy milk makers from 2008 to 2009 and credited our customized advertising solutions as a factor contributing to this revenue increase. In 2010, 2011 and 2012, Midea continued to work closer with us and used our services for substantially all of its television advertising activities.

Experience with managing television media resources

We believe our close relationship with our advertising clients and deep knowledge of the television advertising industry in China help us identify and secure additional advertising media resources under our exclusive agency arrangements. In addition, our prior experience with operating exclusive agency arrangements with respect to certain television programs and special events on CCTV as well as other television stations prepared us well to expand our media investment management business. In addition to our exclusive agency arrangements, we have also entered into non-exclusive arrangements with selected television stations to secure advertising media assets. These arrangements allow us to offer to our clients the advertising time and other advertising rights we have secured. These arrangements are expected to bring additional revenues to us from existing clients and also attract new clients, as well as provide valuable opportunities for our clients to gain more exposure and reinforce their advertising campaigns outside of the CCTV network. In addition, we believe that our ability to anticipate industry trends and identify promising advertising media resources allows us to offer our clients effective and more economical advertising solutions.

In addition, our ability to cross-sell the advertising media resources we have access to under our exclusive and non-exclusive agency arrangements to our blue-chip client base benefits both our advertising clients and the media resources. We believe that our exclusive agency arrangements with the television channels and programs provide more options to our advertising clients to execute advertising campaigns, reaching a wide audience, while specifically targeting designated geographic areas or populations.

We also provide media consultancy services for our exclusive agency television channels to help them enhance the attractiveness of their programs, expand their viewer base and achieve higher ratings, which in turn may make their advertising time more valuable. As part of these services, our advisory team, which includes leading experts from the television and advertising industries, provides advice on television programming. Tianjin Satellite Television’s viewership rating improved from the twelfth among provincial satellite TVs in 2009 to sixth in 2010 and 2011. Tianjin Satellite Television maintained its ranking during year 2012. We believe that our media consultancy services contributed to that improvement in viewership rankings and improved the competitiveness among satellite television channels as a result of our subsequent services in 2010, 2011 and 2012 with respect to programming and distribution strategies.

Strategic alliance with an international 4A advertising agency that provides an enhanced service platform

In January 2010, we formed a consolidated joint venture with international 4A advertising group, Aegis Media to operate its brand “Vizeum” in China. We believe that our consolidated joint venture complements our existing businesses and provides us with an enhanced service platform that enables us to attract new advertising clients and expand our customer base. Our consolidated joint venture provides us with immediate access to not only international customers including Nikon, Carlsberg and Mango, but also an established international 4A advertising agency that has been in China for over six years. As part of the global network of Vizeum, our consolidated joint venture also provides a platform for us to expand our services to domestic clients that value the services and expertise of international 4A advertising agencies, and serves as a gateway for our domestic clients seeking to advertise internationally, which enables us to further customize our strategies to address the differing needs of our clients. In addition, our collaboration with Aegis Media enables us to leverage the experience and expertise of Aegis Media to further enhance our capabilities in offering integrated marketing solutions and adopting industry best practices. By combining our deep understanding of the advertising industry, advertising media and culture in China with the international expertise and global resources of an international 4A advertising agency, we believe that our consolidated joint venture further distinguishes us from domestic and international 4A advertising agencies and enhances the competitiveness of our services. For example, the consolidated joint venture recently successfully pitched for a full media account with TOTO, a Japanese company that produces bathroom fixtures.

Strong management team and professionals with industry expertise

We have a strong management team that possesses intimate knowledge of the television and advertising industries in China and has helped us evolve our business model over time. In particular, our founder, chairman and chief executive officer, Mr. He Dang, has over fifteen years of experience in the television advertising industry and has developed close relationships with the television channels in China and with Chinese advertising clients. Mr. He Dang has won many industry awards during his career. He was named one of the ten persons of the year in the Chinese advertising industry jointly by Advertising Pointer, a magazine focusing on advertising in China, and several other organizations in 2004 and 2005 and an outstanding young entrepreneur by Beijing Municipal Bureau of Personnel and Beijing Association of Youth in 2007. Mr. Dang was also named the 2008 Top Contributor in Affecting and Promoting Chinese Brand by the Chief Brand Officer magazine and won the Jin Yuan Award for Top 10 Leaders in Advertising Industry in 2009 awarded by the Advertiser Market Observer Magazine. In 2006, Mr. He Dang was nominated for “Advertiser of the Year” in China by the China Advertising Association. Mr. Dang was named the 2009-2010 Top 10 Advertising Personnel by News Advertising and the 2010 China Advertising Influential Leader by 21st Century Advertising.

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

We also plan to assemble a team of professionals and advisors from the television industry that will focus on sourcing appealing programs from different markets in China for syndication on our exclusive agency television channels. We believe that our services will offer significant value to our exclusive agency television channels and will help us retain existing and recruit new exclusive agency television channels. In addition, by expanding our exclusive and non-exclusive agency arrangements with television channels, we strive to enhance our network of advertising media resources to include resources that effectively target specific segments of the population in China. We believe that this will help us attract more advertising clients, which in turn will enhance our ability to continue securing additional television advertising media resources.

Furthermore, we intend to take advantage of the industry trend towards auction-based sales of television advertising time. CCTV has recently implemented an auction-based system for selling nonprime-time advertising time beginning in 2010 on certain channels, which were previously sold at predetermined prices. Several satellite television channels, such as Hunan Satellite Television and Jiangsu Satellite Television also began implementing auction-based systems for selling prime-time advertising time slots. We believe that we can apply our experience and expertise in successfully bidding for prime-time advertising time to the auction process for these additional channels and advertising times, which we believe will provide us with a competitive advantage over other competitors. In connection with the 2012 auction process, we successfully secured certain prime-time slots at the satellite channels. As television channels also shift towards auction or other arrangements to sell advertising time, we believe that our proven track record in the auction process of CCTV and satellite television channels will help position us to successfully place advertising on these television channels and attract new clients.

Secure additional resources from new advertising media platforms

We plan to complement our core expertise in television advertising by continuing to expand our advertising service offerings on new advertising media platforms, including the internet, mobile phones and out-of-home media. We believe that our existing client base of blue-chip Chinese companies will enable us to attract and enter into favorable arrangements with new advertising media platforms. In October 2010, we signed an agreement to establish a joint venture with Wasu Digital Group, China’s largest operator and digital content provider for cable TV, 3G mobile TV and broadband TV and a supplier of IPTV services. The joint venture has the right to operate all advertising-related business across Wasu Group’s three-network platform for 20 years. In addition, we also developed our advertising business via High Definition Television, or HDTV. In December 2010, we signed an exclusive advertising agency agreement with Beijing Gehua Cable TV Network Co., Ltd., or Beijing Gehua Cable Network, a leading digital cable TV with a large-scale cable network reaching over 4 million subscribers across 100 channels, to operate digital media advertising on its interactive HDTV digital cable platform. Also, in June 2011, we signed exclusive advertising agency agreements with Shanghai New Media Information Broadcasting Co., Ltd. and Guangzhou Zhujiang Online Multimedia Co., Ltd. to operate digital media advertising on interactive HDTV digital cable platforms in Shanghai and Guangzhou, respectively.

We also plan to take advantage of the highly fragmented advertising industry in China to acquire attractive businesses that provide new advertising media resources, such as businesses that have access to desirable advertising platforms but lack strong customer relationships. In addition, through our strategic alliance with Aegis Media, we expect to leverage Aegis Media’s multimedia service platform and global media network to strengthen our advertising service offerings, in particular in digital and other new media platforms.

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

•

We derive our advertising agency revenues from commissions received for representing advertising clients in placing their advertisements on various types of media platforms, including CCTV, other television channels and other new media, such as the internet; and

•

We derive our branding and identity services revenues by providing creative design and production management services for the development and production of advertisements and marketing consulting services.

We offer integrated advertising solutions that may include all stages of the process from the initial planning and development of the advertising campaign, to placing the advertisement across multiple media platforms in multiple cities and to evaluating and refining the advertising campaign. Our advertising agency services include: (i) market research; (ii) branding strategies; (iii) creative design, development and production of advertisements; (iv) procurement of advertising media resources and placement of advertisements; (v) public relations; and (vi) overall management of advertising campaigns. Our clients may choose to retain us for only one or any combination of our services.

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

•

retain a reputable director experienced in making advertisements of the same type on a predetermined fee basis and let the director assemble the other resources, such as actors, needed for the production process; or

•	assemble a production team by hiring a director and actors and procuring other resources, such as post-production processing services.

Usually, we have discretion in choosing the production method. We consider many factors in making the decision, including (i) whether the production of the advertisement requires any special expertise, (ii) whether we have the personnel capacity and (iii) whether the solution fits the client’s production budget.

Media procurement and placement. Our ability to secure the most desired advertising media resources helps our clients achieve an effective advertising campaign. We act as the agent of our clients in their dealings with television channels and other media companies by negotiating prices and discounts, overseeing the placement of our clients’ advertisement, procuring and examining the placement reports and working out alternative plans in the cases of changes in respect of programming schedules. Due in part to our knowledge of television channels and the advertising industry in general, we have attained favorable terms for many of our clients. In addition, we help our clients decide whether the campaign will be run on national television channels, regional television channels, new media or a combination of both, depending on the clients’ goals. We also help our clients place soft advertising, such as product placement or sponsorship of programs. We have been particularly successful in recent years in obtaining prime-time advertising time on CCTV, which are generally regarded as the most coveted television advertising time in China and other CCTV advertising resources. Our cooperation with our exclusive agency television channels gives us the flexibility in offering to our clients a greater variety of advertising media resources. In addition, our strong market reputation facilitates our access to advertising time on other regional or satellite television stations if such time is part of the clients’ advertising campaign. Furthermore, we have the ability to obtain advertising media resources other than television advertising time upon our clients’ requests. We also purchase advertising resources on behalf of our clients from other media companies, such as internet companies, newspaper publishers, radio stations, mobile carriers and out-of-home media companies.

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

While most of our clients initially retain us to provide one of our services, we cross-sell our other advertising services to them. For example, a client initially attracted to our media procurement and placement services may expand their relationship with us for our design and production services. Once a client engages us for any of our services, we strive to understand the client’s special needs and introduce our other services that may be helpful to their overall marketing plan. We tailor such proposals in accordance with the clients’ business and marketing plan based on our understanding of the foregoing. Many of our clients become increasingly loyal to us through our ongoing cooperation with them and rely on us to provide a tailored integrated advertising solution for them.

Our Relationships with Media Platforms

China Central Television

One of our core strengths is our ability to help our advertising clients obtain the most desired advertising time on CCTV. Advertisers covet time on CCTV, particularly CCTV-1 for many reasons, including CCTV’s extensive and diverse viewership in China, the privilege of being an advertiser associated with CCTV and the high ratings of CCTV programs.

Advertising agency business on CCTV

Our business started with the representation of our advertising clients in obtaining advertising time on CCTV. We have established a successful track record in representing blue-chip Chinese companies in purchasing prime-time advertising time. Since 1995, CCTV has held an auction each year in November for the sale of all prime-time advertising time in the following year. The auction is open to all advertisers and advertising agencies that paid a deposit to CCTV and are approved by the CCTV’s advertising department.

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

Our advertising agency services also include purchasing regular advertising time on CCTV channels that is not auctioned and that is directly operated by CCTV’s advertising department.

Media investment management business on CCTV

Some of the advertising time and other advertising rights on CCTV channels, other than the prime-time advertising time, are sold to advertising agencies. These time and rights are not as highly demanded by advertisers as the prime-time advertising time, but many of them are highly valuable assets given the national coverage of CCTV channels and the high popularity of certain programs. We have selectively entered into agreements with CCTV to secure all or a portion of the advertising time and other advertising rights on some programs and special events on CCTV. In each of the eleven years from 2002 to 2012, we secured all of the advertising time and other advertising rights such as product placement and sponsorship during CCTV’s special event coverage on March 15, the Consumers’ Day in China. Chinese advertisers generally believe that exposure in this special event helps promote their products and corporate image. We have also secured all the advertising time for four other CCTV programs.

We typically secure the right to sell all or a portion of the advertising time and other advertising rights associated with a program or event by paying a predetermined price, which is based on the listed price set by CCTV after an agreed discount rate is considered. CCTV has recently implemented an auction-based system for selling non-prime-time advertising time beginning in 2010 on certain channels, which were previously sold at predetermined prices. The advertising time we secure consists of regular advertising time broadcasted during breaks in the programs and soft advertising, such as product placement and sponsorship. Many of the advertisers choose to associate with the March 15 event through soft advertising such as product placement imbedded in the coverage of the event. We have more discretion over pricing and promotion of soft advertising compared to the regular advertising time during the breaks of a program.

Our exclusive agency television channels and other non-exclusive agency arrangements

In order to expand our advertising media resources and to offer our advertising clients additional options in formulating and carrying out their advertising campaigns, we have entered into exclusive agency arrangements with some television channels. As part of our media investment management business, we typically secure the right to sell all or a portion of the advertising time and other advertising rights on a television channel by agreeing to pay a predetermined annual fee. The amount of the fee is determined through negotiations between the parties and in some cases, also by referring to the advertising revenues of the exclusive agency television channels in prior years.

In choosing our exclusive agency television channels, we consider a number of factors with respect to potential television channels that include, among others, advertising revenue growth potential, programming quality and potential for improvement, management style, opportunities for synergy with our existing exclusive agency television channels and advertising client base.

For 2011 we had exclusive agency arrangements with Shanghai Dragon Television, Tianjin Satellite Television, Hubei Provincial Economic TV and Beijing Gehua Cable Network to secure all or a portion of the advertising time on these satellite television channels, as well as with CCTV to secure advertising rights on several programs on CCTV. For 2012, we did not renew our exclusive agency arrangements with Shanghai Dragon Television and Hubei Provincial Economic TV. For 2012, we have exclusive agency arrangements with certain CCTV programs, Tianjin Satellite Television, Nanfang Satellite TV, Beijing Sports TV and a Shanghai Channel Young program. All of these agreements give us flexibility with respect to pricing of advertising time and other advertising rights and the offering of incentives. In December 2012, we renewed the exclusive agency agreement with Tianjin Television Station, which expires at the end of 2013. Under this revised exclusive agency agreement:

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

In December 2011, we entered into an exclusive agency agreement with Shanghai Channel Young, which expired at the end of 2012, and we did not renew it thereafter. Under this exclusive agency agreement:

•	we have the exclusive right to the advertising time of a program on Shanghai Channel Young TV from January 1, 2012 to December 31, 2012; and

•	we must pay a predetermined amount to Shanghai Channel Young.

In May 2012, we entered into a new exclusive agency agreement with Beijing TV station regarding the Beijing Sports Channel, which expires at the end of 2014. Under this exclusive agency agreement:

•	we have the exclusive right to sell all of the advertising time as well as other advertising rights on Beijing Sports Channel; and

•	When expired, we have priority to renew the contract under same term.

Relying on our extensive industry knowledge and knowledge of advertisers, we also provide media consultancy services to exclusive agency television channels from time to time to assist them in enhancing the attractiveness of their programs, expanding their viewer base and achieving higher ratings. As the television channels expand their viewer base and achieve higher ratings, the commercial value of their advertising time increases accordingly. Thus, we expect these services to help us maximize advertising revenues derived from our arrangements with the television channels and help us enhance our relationship with these television channels.

For 2012, we also have non-exclusive agency arrangements with Hubei Satellite Television, Shenzhen Satellite Television, Liaoning Satellite Television, Hunan Satellite Television, Anhui Satellite Television, Jiangsu Satellite Television, Guizhou Satellite Television and Zhejiang Satellite Television and have entered into annual framework agreements with several of these television stations. Under those framework agreements, our clients may purchase advertising at pre-negotiated rates as provided in the framework agreement and we are entitled to a specified amount of commission. We are also required to pay a relatively small fee as a performance guarantee. If we place the minimum level of advertising specified in the agreements, we are entitled to the refund of the performance guarantee and may receive sales commissions. In addition, we have entered into non-exclusive agency arrangements with other advertising platforms, predominantly on the internet, which we believe will further benefit our clients’ advertising campaigns. We have existing arrangements with several of the leading internet websites in China, including Baidu and Google for search portals, Sina, Sohu and Tencent for traditional portals, IT168 and BitAuto for vertical sites, Kaixin001 and Renren for social networking sites and Youku, Tudou, Qiyi and Sohu for online video sites. Historically, our non-exclusive agency arrangements have not had been a material component of our business. However, we believe our non-exclusive advertising arrangements enable us to not only expand the portfolio of advertising media resources available to our clients, but also provide us with the opportunity to deepen our relationships with satellite and regional television channels and other advertising media resources and enter into exclusive agency arrangements with them in the future.

For 2012 we also signed exclusive advertising agency agreements with Beijing Gehua Cable Network, Shanghai New Media Information Broadcasting Co .Ltd. and Guangzhou Zhujiang Online Multimedia Co., Ltd. to operate digital media advertising on its interactive HDTV digital cable platforms in Beijing, Shanghai and Guangzhou, respectively.

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

Our Advertising Clients

Our ability to provide integrated advertising solutions has attracted a diverse client base of blue-chip Chinese advertisers that include many of the leading brands in their respective industries. We regularly work with some of the largest blue-chip Chinese advertisers to plan and execute customized advertising campaigns. Our significant clients include China Telecom, Agricultural Bank of China, China Post Life Insurance, China CITIC Bank, Snowbeer, Jing Fu Kang Pharmacy, Midea, Feihe, Povos, Nanpu Food and Chery Automobile. In the aggregate, these ten clients accounted for approximately 11.5% of our total revenues in 2012. For the year ended December 31, 2012, we provided services to around 600 advertising clients.

In 2010, 2011 and 2012, our top ten advertising clients accounted for approximately 21.1%, 17.0% and 20.0%, respectively, of our total revenues and no client accounted for more than 10% of our total revenues in this period.

The following table sets forth a breakdown of our clients by industry for total advertising spending for 2012:

Percentage of Total Spending for Advertisements Placed Through Us
Industry	for 2012

Consumer goods	31.8%
Pharmaceuticals	6.1%
Electronics and Home Appliances	20.5%
Communications	5.4%
Financial Service	15.1%
Telecommunications	7.8%
Others	13.3%

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

As of December 31, 2012, our sales and marketing force consisted of 668 employees located in Beijing, Shanghai, Guangzhou, Tianjin, and Hubei. We provide in-house education and training to our sales force to ensure that they provide our clients with comprehensive information about our services, the advantages of using our integrated advertising services and purchasing advertising media resources and relevant information regarding the advertising industry as a whole. We organize our sales force into teams to provide specialized coverage for geographic regions and specific industries as well as services. We believe that our industry-specific and regional coverage teams provide better service for our advertising clients and allow our sales and marketing teams to focus on building close relationships and staying abreast of regional market trends.

As a supplement to our sales efforts, we may provide our clients with certain complementary services, such as updates of media information, information and evaluation regarding new media opportunities that our clients might be interested in, advertisement placement report and invitation to conferences we host from time to time that are frequented by major television channels, including CCTV, large advertisers and leading industry experts. We also compile a monthly newsletter updating our clients with respect to recent market developments.

Competition

Competition in the television advertising industry in China is intense. Key competitive considerations for retaining existing business and winning new business include our ability to obtain advertising time on CCTV, develop creative solutions that meet the clients’ needs, the scope, quality, effectiveness and pricing of the services we offer and our ability to efficiently serve clients on a broad geographic basis. Our major competitors include large Chinese advertising service companies, such as Walk-On Advertising Co., Ltd. (San Ren Xing) and Sinomedia. We compete with them for advertising clients and for access to highly demanded advertising time in connection with our television agency business, as well as desirable television resources with respect to our media investment business. We also face increased competition from multinational advertising companies, such as the 4A advertising agencies, as these companies strive to get a share of the advertising spending on the PRC television channels. In addition, we may face competition from new entrants into the television advertising agency industry in the future. Customary with the practice in the advertising industry, we do not have exclusive or long-term arrangements with our advertising clients; rather, our agreements with our advertising clients are signed on a campaign-by-campaign basis. While most of our client relationships are stable, there are no long-term agreements governing our client relationships, which we instead maintain by offering excellent and customized services.

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

Insurance

We do not maintain any property insurance policies covering equipment and facilities for losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance or key employee insurance for our executive officers. Uninsured damage to any of our equipment or buildings or a significant product liability claim could have a material adverse effect on our results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We do not maintain business liability or disruption, litigation or property insurance and any business liability or disruption, litigation or property damage we experience might result in substantial costs to us and the diversion of our resources.”

Legal and Administrative Proceedings

We are currently not a party to any other legal or administrative proceedings and are not aware of any other pending or threatened legal or administrative proceedings against us in any material respects. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Regulations of Our Industry

The PRC government imposes extensive controls and regulations over the media industry, including television, advertising, media content production and the market research industry. This section summarizes the principal PRC regulations that are relevant to our lines of business.

Regulations on the Television Industry

•	Television Content

According to the Regulations on the Administration of Radio and Television Stations and the Provisions on the Administration of Radio and Television Program Production promulgated by the State Administration of Radio, Film and Television, or SARFT, on July 19, 2004, entities engaging in (i) the production of television programs, such as feature programs, general programs, drama series and animations and (ii) the trading activities and agency services on the copyrights of such programs, must first obtain preliminary approval from the SARFT or its provincial branches for license. The entity must then register with the SAIC to obtain or update its business license.

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

We are a Cayman Islands company and a foreign legal person under PRC laws and we have not directly operated any advertising business outside of China. Therefore, we do not qualify under PRC regulations to directly provide advertising services. Accordingly, our subsidiary, Nanning Jetlong is ineligible to apply for the required license for providing advertising services in China. We acquired all the outstanding equity interests of O’Master Communications (Hongkong) Ltd. in Hong Kong in June 2010, which in turn holds all the outstanding equity interests of Charm Media Co., Ltd. and Shang Xing Media Co., Ltd. Both Charm Media Co., Ltd. and Shang Xing Media Co., Ltd. were incorporated by us in the PRC in November 2010 and October 2010, respectively, and have acquired license for providing advertising services in China. From 2011, we have begun operating the majority of our business through these two new entities — Charm Media Co., Ltd. and Shang Xing Media Co., Ltd. In addition, in November 2011, CharmClick Inc. acquired all the outstanding equity interests of Neudior Corporation Limited, which is qualified to set up entities in China to operate advertising business. This entity is still in the process of acquiring the related license. Prior to 2011, other than Beijing Vizeum Advertising Co., Ltd., in which we hold 60% of the outstanding equity interests, our advertising business was operated by our variable interest entities in China. The variable interest entities are currently owned by individual shareholders who are citizens of China and hold the requisite license to provide advertising services in China. The variable interest entities directly operate our advertising business, enter into advertising agreements with our advertisers, purchase advertising time and other advertising rights from television stations and sell such advertising time and rights to the advertisers. We do not have any equity interest in any of the variable interest entities but effectively control and receive their economic benefits through various contractual arrangements. See “ — C. Organizational Structure.”

•	Advertising Content

PRC advertising laws, rules and regulations set forth certain content requirements for advertisements in China, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws or regulations must be submitted to relevant authorities for content approval prior to dissemination.

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

Administrative Provisions on Broadcasting of Radio and TV Advertising, or SARFT Rule 61 and Rule 66 were promulgated by SARFT on September 8, 2009, as amended on November 25, 2011. In addition to setting forth certain content requirements for advertisements in China, SARFT Rule 61 and Rule 66 also set forth certain requirements for broadcasting radio and TV advertising in China, including, among other things, the maximum time for advertisements, the intervals between advertisements and the timing for broadcasting certain advertisements with particular content.

Supplementary Provisions to the Radio and Television Advertising Broadcast Management Rules were promulgated by SARFT and became effective as of January 1, 2012. These provisions set forth prohibitions for advertisements in China, precluding all advertisements in the middle of any television program broadcasts. As a result of these provisions, our company is effectively prohibited from selling advertisement time or other rights in the middle of television program broadcasts.

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

Under the Advertising Law promulgated by the National People’s Congress on October 27, 1994, registration, review and filing systems need to be established and maintained for the operation of entities engaged in the advertising business. Advertising fees must be reasonable and rates and fee collection methods must be filed with the PRC Price Bureau and the SAIC for records. Under the Implementation Rule of Advertising Industry Administration, or the Implementation Rule, promulgated by the SAIC, as amended, the advertising agent fee shall not be more than 15% of the advertising fees. The advertisers must provide relevant documents, including certificates rendered by relevant supervisory administrations, before it can broadcast or place its advertisements.

Regulations on Foreign Currency Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules promulgated on January 29, 1996 and amended on January 14, 1997 and August 5, 2008 and various regulations issued by the SAFE and other relevant PRC government authorities, RMB is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment require the prior approval from the SAFE or its local branch for conversion of RMB into a foreign currency, such as U.S. dollar, and remittance of the foreign currency outside the PRC. Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by the SAFE or its local branch. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into RMB.

The business operations of our PRC subsidiaries and variable interest entities, which are subject to the foreign currency exchange regulations, have all been in accordance with these regulations. We will take steps to ensure that the future operations of these PRC entities are in compliance with these regulations.

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the SAFE Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or Circular No. 75, issued on October 21, 2005, (i) a PRC resident, including a PRC resident natural person or a PRC company, shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose vehicle for the purpose of overseas equity financing (including convertible debt financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into a special purpose vehicle or engages in overseas financing after contributing assets or equity interests into a special purpose vehicle, such PRC resident shall register his or her interest in the special purpose vehicle and the change thereof with the local branch of the SAFE; and (iii) when the special purpose vehicle undergoes a material change outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the SAFE. PRC residents who are shareholders of special purpose vehicles established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

Under Circular No. 75, failure to comply with the registration procedures set forth above may result in penalties, including restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the special purpose vehicle.

Further, SAFE Circular on Further Improvement and Amendment of Foreign Exchange Control Policies on Direct Investment, or Circular No. 59, issued on November 21, 2012 and effective as of December 17, 2012, implemented certain changes to relax foreign exchange control policies on capital account transactions in foreign direct investment transactions and mergers and acquisitions activities involving foreign investors. Pursuant to Circular No, 59, a PRC resident may make the following outbound payments without SAFE approvals: (i) remit preliminary costs as foreign exchange funds for outbound investments to an offshore bank account (up to 15% of the total investment amount) and (ii) use foreign exchange loans obtained in China to extend loans to an offshore entity or foreign persons.

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

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

Six PRC regulatory agencies, including the CSRC and the MOC, promulgated a rule entitled Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the SPV Regulation, to regulate foreign investment in PRC domestic enterprises. The SPV Regulation, effective on September 8, 2006, as amended on June 22, 2009, provides that an offshore SPV, formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC issued a clarification that sets forth the criteria and process for obtaining any required approval from the CSRC. The application of the SPV Regulation with respect to CSRC approval is unclear. Our PRC counsel has advised us that the CSRC approval requirement applies to overseas SPVs that are seeking overseas listing and that had previously acquired equity interests in PRC companies through share exchanges and cash; and based on their understanding of the PRC laws, rules and regulations and the SPV Regulation, the SPV Regulation did not require us to obtain prior CSRC approval for the listing and trading of our ADSs on the Nasdaq Global Market.

The SPV Regulation also provides that an SPV formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the MOC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

The applicability of the SPV Regulation with respect to MOC approval is unclear. Our then PRC counsel also advised us that MOC approval is not required in connection with either (i) the establishment of Nanning Jetlong, our wholly owned PRC subsidiary, because the equity interest in Nanning Jetlong was established by Jetlong Technology Limited, our wholly owned Marshall Islands subsidiary, prior to September 8, 2006, the effective date of the SPV Regulation; or (ii) the contractual arrangements entered into on March 28, 2008 between Nanning Jetlong and our variable interest entities.

Taxation

For a discussion of applicable PRC tax regulations, see “Item 5. Operating and Financial Review and Prospects.”

C. Organizational Structure

The following diagram illustrates certain information as of the date of this annual report regarding certain companies which we consolidated.

The following table sets forth the names of the legal representative, shareholders, general manager, board member and supervisor of our variable interest entities and of the other equity owners of our joint ventures corresponding to the above organizational structure, as well as such parties’ percentage ownership.

No.	Company Name	Legal Representative	Shareholders	Equity percentage	General Manager	Board Members (Executive Director)

1	Nanning Jetlong Technology Co., Ltd.	He DANG	Charm Hong Kong Limited	100%	He DANG	He DANG

2	Charm Media Co., Ltd.	Min WU	O’Master Communications (Hong Kong) Ltd.	100%	Lijuan JIANG	He DANG

3	Shang Xing Media Co., Ltd.	He DANG	Charm Media Co., Ltd.	100%	Jianzhong LING	He DANG

4	Chongqing Changhui Culture Co., Ltd.	Xuhua XIA	Chongqing Travel Culture Media (Group) Co., Ltd.	55%	Xuhua XIA	Opposing Director: Xuhua XIA, Teng LI, Xiaogang HAN Charm Director: Yan WANG, Dan LIU
			Shang Xing Media Co., Ltd.	45%

5	Shidai Charm Advertising Co., Ltd.	Haifeng WANG	He DANG	67%	Haifeng WANG	Haifeng WANG
			Qingmei BAI(1)	33%

6	Qinghai Charm Advertising Co., Ltd.	He DANG	Shidai Charm Advertising Co., Ltd	100%	He DANG	He DANG

7	Beijing Charm Culture Co., Ltd.	He DANG	He DANG	67%	He DANG	He DANG
			Qingmei BAI	33%

8	Wasu Digital Co., Ltd.	He DANG	Huashu Communication Network Co., Ltd.	35%	Yan WANG	Charm Director: He DANG, Dan LIU, Jianzhong LING Opposing Director: Yiqing LI, Xuedong LI
			Beijing Charm Culture Co., Ltd.	65%

9	Chunqiu Charm Culture Co., Ltd.	He DANG	Beijing Chunqiu International Movie Culture Stock Company	49%	Di WU	Opposing Director: Meng AN, Yun WANG Other Director: Di WU, Junxue ZHAO Charm Director: He DANG, Dan LIU, Wei ZHOU
			Beijing Charm Culture Co., Ltd.	51%

10	Beijing Vizeum Advertising Co., Ltd.	He DANG	Posterscope (Hong Kong) Ltd.	100%	Hongmei Zheng	Charm Director: Xi CHEN, Wei ZHOU, He DANG Opposing Director: Kym, LEE Kwei Fen

11	Beijing Guozhi Travel & Culture Co., Ltd.	He DANG	Charm Media Co., Ltd.	70%	Rao FU	Charm Director: He DANG, Zhao SUN, Linna LI Dawosi Director: Shuping LI, Other: Rao FU
			Beijing Dawosi Dianfeng Travel Plan and Design Co., Ltd.	20%
			Rao FU	10%

12	CharmClick Inc.	N/A	Best Ranking Limited	60%	N/A	Sole Director: He DANG
			CharmClick Limited	40%

13	Posterscope (Hong Kong) Ltd.	N/A	Media Port Holdings Limited	60%	N/A	Charm Director: He DANG, Dina LIU, Cindy WANG Opposing Director: HOLTHAM David, LEE Kweifen
			Posterscope Advertising Limited	40%

14	Beijing Hongtu Zhuoyue Advertising Co., Ltd.	He DANG	Charm Media Co., Ltd.	100%	He DANG	Sole Director: He DANG

15	Guangdong Nanfang Media New Broadcast Co., Ltd.	Shaoqiang QIU	Shang Xing Media Co., Ltd. Guangdong Nanfang Internation Media Advertising Co., Ltd.	40% 60%	Bao LI	Charm Director: Bao LI, Fan ZHANG Opposing Director: Shaoqiang QIU, Jianliang ZHOU, Biao ZHANG

(1)	Qingmei Bai is He Dang’s mother.
(2)	Dan Liu is He Dang’s wife.

The follow table sets forth variable interest entities and joint ventures of the Company that are no longer active in conducting business.

VIE & Joint Ventures	Nature of Company	Status of Business Inactivity
Shidai Charm Advertising Co., Ltd.	VIE	No business has been conducted since 2010
Qinghai Charm Advertising Co., Ltd.(1)	VIE	Through 2012, certain business remains in operation because certain customers are unwilling to transfer its contract to a different contracting entity. After the completion of the existing contracts, these customers will sign new contracts with our directly owned companies and no new business will be conducted by the VIE entity.
Beijing Charm Culture Co., Ltd.	VIE	No business being conducted
Wasu Digital Co., Ltd.	Joint Venture	Only Hangzhou Digital TV is in active operation
Chunqiu Charm Culture Co., Ltd.(2)	Joint Venture	No business being conducted

(1)	Qinghai Charm Advertising Co., Ltd. is anticipated to cease its business in 2013.
(2)	Chunqiu Charm Culture Co., Ltd. is anticipated to cease its business in 2013.

Under applicable PRC laws, rules and regulations, to invest in the advertising industry, foreign investors must have at least two years of direct operations in the advertising industry as their core businesses outside of the PRC. We are a Cayman Islands company and a foreign legal person under PRC laws and we have not directly operated any advertising business outside of China. Therefore, we do not qualify under PRC regulations to directly own equity interest in advertising services providers in China. Accordingly, our subsidiary, Nanning Jetlong is ineligible to apply for the required license for providing advertising services in China. We acquired all the outstanding equity interests of O’Master Communications (Hongkong) Ltd. in Hong Kong in June 2010, which in turn holds all the outstanding equity interests of Charm Media Co., Ltd. and Shang Xing Media Co., Ltd. Both Charm Media Co., Ltd. and Shang Xing Media Co., Ltd were incorporated by us in the PRC in November 2010 and October 2010, respectively, and have acquired license for providing advertising services in China. From 2011, we have begun operating the majority of our business through these two new entities – Charm Media Co., Ltd. and Shang Xing Media Co., Ltd. In addition, in November 2011, CharmClick Inc., (60% held by us through the wholly owned subsidiary Best Ranking Limited and 40% held by CharmClick Limited, a British Virgin Islands company beneficially owned by Honggang Zhu, Xiaofen Li, Ye Yuan, Yuejie Han, Zongjian Xu, Di Kong, Xiaodan Cai and Shumin Wang, all of which are presently employees of ours) acquired all the outstanding equity interests of Neudior Corporation Limited, which is qualified to set up entities in China to operate advertising business.

Our goal is to have Neudior Corporation Limited set up a wholly foreign owned enterprise, or a WFOE, to further expand our advertising business in China. However, pursuant to Circular No. 75, each PRC beneficial owner of Neudior Corporation Limited shall apply for and complete his/her registration of his/her equity interest in offshore special purpose vehicles before Neudior Corporation Limited is permitted to set up a WFOE. Out of the eight individuals who beneficially own CharmClick Limited, seven of which are PRC citizens and are required to submit and apply for such Circular No.75 registration. We have been notified that these shareholders have started the application process with applicable local branch of SAFE and are currently supplementing additional documentation in connection therewith pursuant to local SAFE’s requests. We are uncertain as to the amount of time it may take for each of the seven PRC citizens to complete his/her Circular No. 75 registration. Once such registrations have been completed, Neudior Corporation Limited may start applying to set up a WFOE in China. The WFOE set-up process typically takes approximately 2 to 3 months, which consists of such key procedures including:

(i)	applying for and obtaining approval from the local branch of the Ministry of Commerce, as part of which the PRC shareholders’ Circular No.75 registration forms need to be submitted for review;

(ii)	applying for and obtaining a foreign exchange registration certificate, or an IC card, from SAFE;

(iii)	contributing capital to the WFOE as its partial or full registered capital; and

(iv)	applying for and obtaining a business license from the local Administration for Industry and Commerce.

Upon receipt of the WFOE’s business license, each of the seven PRC individuals will need to update his/her Circular No.75 registration form to reflect WFOE’s establishment, which process may take up to a few months.

Prior to 2011, other than Beijing Vizeum Advertising Co., Ltd., our advertising business was operated through contractual arrangements with our variable interest entities. These contractual arrangements enable us to exercise effective control over these entities and receive substantially all of the economic benefits from them. Beijing Vizeum Advertising Co., Ltd. is wholly owned by Posterscope (Hong Kong) Ltd., which is 60% held by us through our wholly owned subsidiary Media Post Holdings Limited, with the remaining 40% held by Posterscope Advertising Limited, a company incorporated in Hong Kong and an affiliate of Aegis Media. Pursuant to the agreements governing the arrangement between Posterscope Advertising Limited and Media Post Holdings Limited, during the two-year period from January 1, 2013, Aegis Media shall have the right to acquire a majority of the shares of Posterscope (Hong Kong) Ltd., by purchasing from us 11% of its total outstanding equity interest. In addition, if Aegis Media exercises such right to acquire a majority interest, it will have the right to purchase additional shares from us beginning on January 1, 2018. In the ten-year period from January 1, 2024, Aegis Media will have the right to purchase from us all of our remaining shares of Posterscope (Hong Kong) Ltd.

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

Exclusive Technology Support Agreements

Under the exclusive technical support agreements between Nanning Jetlong and each of the variable interest entities, Nanning Jetlong provides technology services and consulting services to the variable interest entities, in exchange for a quarterly service fee based on a predetermined formula. Nanning Jetlong is entitled to adjust the service fees in its sole discretion. The term of each exclusive technology support agreement is twenty years from the effective date thereof and the agreement will be automatically renewed for an additional twenty years upon expiration unless Nanning Jetlong gives prior written notice to the variable interest entities not to renew the agreements.

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

Agreements that Provide Us with Effective Control

Option and Cooperation Agreements

With respect to each variable interest entity, Nanning Jetlong, the variable interest entity and the nominee shareholders of each variable interest entity have entered into an option and cooperation agreement. Pursuant to the option and cooperation agreement, Nanning Jetlong has an exclusive option to purchase or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all or part of the equity interest in the variable interest entity from the nominee shareholders. The purchase price for the entire equity interest shall be the minimum price permitted by applicable PRC laws, rules and regulations. Each shareholder of the variable interest entity agreed to pay the purchase price received from Nanning Jetlong to the variable interest entity after Nanning Jetlong exercised its option. The term of the option and cooperation agreement is twenty years from the effective date thereof and the agreement will be automatically renewed for an additional twenty years upon expiration until the completion of the transfer of all of the equity interest provided therein.

Voting Rights Agreements

The nominee shareholders of each variable interest entity have signed a voting rights agreements, pursuant to which the nominee shareholders have granted Nanning Jetlong or a person designated by Nanning Jetlong, the right to exercise all of the voting rights as shareholders of the variable interest entity. The voting rights agreements will remain in effect until all of the equity interests in variable interest entities have been transferred to Nanning Jetlong pursuant to the option agreements described above.

In the opinion of our PRC legal counsel:

•

the reorganization to establish our corporate structure, including the shareholding structure of each of our variable interest entities incorporated in the PRC, has not been challenged by any court, governmental agency or body or any other regulatory authorities in the PRC and there are no legal, arbitration, governmental or other proceedings, including without limitation, governmental investigations or inquiries pending before or threatened or contemplated by any PRC government agency in respect of our corporate structure;

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

•

the contractual arrangements between Nanning Jetlong and our variable interest entities as described in this annual report will not result in any violation of PRC laws, rules or regulations currently in effect and are valid, binding and enforceable obligations of each of the contractual parties, except that the pledges under the equity pledge agreements by and among Nanning Jetlong, the variable interest entities and their respective shareholders will not become enforceable until they are registered with the relevant government authorities; and

•

the business operations of Nanning Jetlong and our variable interest entities, as described in this annual report, are in compliance with existing PRC laws, rules and regulations in all material respects.

Our PRC legal counsel has also advised us that there are uncertainties regarding the interpretation and application of PRC laws, rules and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to the above opinion of our PRC legal counsel. Our PRC legal counsel has further advised that if a PRC government authority determines that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure violates any applicable PRC laws, rules or regulations, the contractual arrangements will become invalid or unenforceable and we could be subject to severe penalties and required to obtain additional governmental approvals from the PRC regulatory authorities. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — If the PRC government determines that the agreements that establish the structure for operating our China business otherwise do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties” and “— Risks Relating to Doing Business in China — Uncertainties with respect to the PRC legal system could limit the protections available to you and our company.”

C. Property, Plant and Equipment

Our principal executive offices are located at our headquarters at Legend Town CN01 Floor 4, No.1 Ba Li Zhuang Dong Li, Chaoyang District, Beijing 100025, People’s Republic of China. We also maintain offices at other addresses in Beijing and Shanghai. In aggregate, we maintained a total of approximately 20,977 square meters for our offices as of December 31, 2012. We lease some of our facilities from our related parties and do not own any real property. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Other Transactions with Shareholders.” We believe that our leased facilities are adequate to meet our needs for the foreseeable future and that we will be able to obtain adequate facilities, principally through leasing of additional properties to accommodate our future expansions.

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

A. Operating Results

Overview

We believe we are the leading domestic television advertising agency in China, as measured by the total advertising spending for 2012. According to CCTV, we ranked first in terms of the total advertising spending for the advertisements we placed on behalf of clients on CCTV channels in each of the nine consecutive years from 2004 to 2012. In addition, we believe that, with exclusive agency arrangements with three television channels, Tianjin Satellite Television, Beijing Sport Channel, and Nanfang Satellite TV, and CCTV programs and one Shangai Channel Young program, and an exclusive agency agreement with Beijing Gehua Cable Network, Shanghai New Media Information Broadcasting and Guangzhou Zhujiang Online Multimedia to operate digital media advertising on its interactive HDTV digital cable platforms, we have established a leading media investment management business in China. We (i) offer a broad range of advertising agency services from planning and managing advertising campaigns to creating and placing advertisements and (ii) engage in media investment management through identifying, securing and selling advertising resources.

We derive our revenues from three operating segments: (i) media investment management, (ii) advertising agency and (iii) branding and identity services. The financial results of our consolidated joint venture with Aegis Media are included in our advertising agency business segment beginning in 2010.

Our advertising agency business places advertisements for our clients on a broad array of television channels, including CCTV and satellite and regional television channels and on other media platforms, including internet and out-of-home media. We derive our advertising agency revenues from the commissions paid by clients for planning and placing advertisements and from the sales commissions and performance bonuses received from the television channels and other advertising media platforms on which we place the advertisements. We account for our advertising agency revenues on a net basis. The total advertising spending for the advertisements we placed on behalf of our clients increased from US$474.3 million in 2010 to US$635.7 million in 2011 and to US$711.1 million in 2012, which drove the increase in our advertising agency revenues from US$24.8 million in 2010 to US$34.3 million in 2011 and to US$46.2 million in 2012.

Our media investment management business secures all or a portion of the advertising time and other advertising rights, which include soft advertising such as sponsorship on a specific television channel or program. We derive our media investment management revenues from selling advertising media resources we acquired to advertisers. We account for our media investment management revenues on a gross basis because we acquire the advertising media resources in advance at a predetermined price and bear the inventory risk of being a principal in acquiring the advertising media resources from the television stations. We also have the ability to establish the prices that we charge for selling these advertising media resources to our clients. The growth in our media investment management business after 2008 when we began to secure advertising media resources on television channels has been one of the primary drivers for the increase in our total revenues.

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

As we believe that our clients have served as one of our primary growth drivers, we have focused on providing a broad range of integrated advertising solutions to our clients. We have endeavored to capture a greater portion of the total advertising spending of each of our clients by forming long-term relationships with our clients and cross-selling other services and advertising media resources to our clients when we believe that we can further their advertising campaigns. Our diversified client base includes well-recognized brand names in China across many industries, such as China Telecom, China CITIC Bank, Snowbeer, Jing Fu Kang Pharmacy, Midea, Feihe, Povos, Nanpu Food and Chery Automobile. Our clients also include emerging domestic leading brands, such as Bosideng, Lolo and Suning Appliances, that have used our services to further build their brands on a national scale.

Our total revenues have decreased to US$165.5 million in 2012 from US$280.1 million in 2011 and US$192.4 million in 2010, mainly as a result of regulatory changes in the satellite TV business that affected our media investment management business and the overall soft demand in the marketplace.

Factors Affecting Our Results of Operations

Our business, results of operations and financial condition are significantly affected by a number of factors and trends, including:

Our ability to renew existing and enter into new exclusive agency arrangements to secure more advertising media resources on television channels

In connection with our media investment management business, we secure desirable advertising media resources consisting of advertising time and other advertising rights typically on an exclusive basis. By selling these coveted advertising media resources to advertisers directly, we can generate more business from our existing advertising clients and attract new advertising clients. We have focused our growth strategy on our media investment management business because this business provides us with the potential to generate substantial revenues from sales of our advertising media resources, which we have secured at predetermined costs. For 2012, we have exclusive agency arrangements with respect to certain advertising time and rights on Tianjin Satellite Television, Nanfang Satellite TV Beijing Sports TV, and Shanghai Channel Young. We have also secured the advertising time during several CCTV programs and resources. If, after expiration, we are unable to renew or enter into new exclusive agency arrangements with respect to advertising rights on attractive terms or at all, our growth strategy, results of operations, financial condition and business prospects would be materially and adversely affected. We will continue to explore and pursue opportunities to renew existing and enter into additional exclusive agency arrangements with other television channels and our ability to secure desirable advertising media resources will affect our results of operations.

Our ability to sell our advertising media resources we secure under our exclusive agency arrangements at favorable prices

Under our media investment management business, we sell advertising media resources that we have secured. As part of the exclusive agency arrangements, we also provide advice to television channels in order to improve the attractiveness of the programs broadcasted on these television channels, maximize the viewer base and increase average ratings. These will help increase the demand for the advertising media resources and consequently allow us to increase our revenues and our ability to generate sufficient revenues from the sale of these advertising media resources to cover the costs of acquiring such advertising media resources, which will affect our results of operations. We plan to leverage our high-quality client base in selling the advertising media resources that we have secured, and our ability to cross-sell such advertising time and rights will affect our media investment management revenues. Our ability to maximize the sales revenues for the advertising media resources that we secure will affect our future results of operations.

Our ability to respond to changes in sales methods of CCTV and other media platforms

In general, our advertising agency business receives commissions that are calculated as a percentage of the total advertising spending successfully placed by us for our advertising clients. Part of our advertising agency business specializes in securing prime-time advertising time on CCTV through its annual public auction. Media platforms such as television channels, including CCTV, may change their sales methods at any time as they wish and without providing us prior notice. If CCTV introduces new sales methods that are materially different from the methods it is currently using, we may lose our competitive advantage for CCTV’s advertising time. Our ability to adapt to future trends to continue to place advertisements on media platforms for our clients and secure exclusive advertising rights will affect our business prospects, results of operations and financial condition.

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

Other factors

Our gross margin may fluctuate depending on the new advertising media assets that we acquire and the ramping up of business by our sales teams for such new media assets. Generally, our gross margins may be depressed in the initial year in which we acquire new advertising media assets because of the time taken to ramp up the business, this may be set off by other media assets for which the business has already been ramped up and is operating at increased gross margins. For example, in 2010, our business relating to the Tianjin Satellite Television exclusive agency arrangement was sufficiently ramped up in its initial year of operations in 2009 and contributed towards our increased gross margins in 2010. However, our acquisitions of new media assets such as our exclusive agency arrangement with Hubei Provincial Economic TV in 2011 caused our gross margins to decrease in 2011. We continued to acquire new media assets in 2012, such as the exclusive agency arrangement with Nanfang Satellite TV and Beijing Sports TV. We expect that our gross margins may also maintain at the same level in 2013 as 2012.

Demand for our services and correspondingly, growth in our revenues are driven by overall advertising spending in China, which is influenced by the pace of overall economic growth. We expect that the overall economic growth in China will contribute to an increase in advertising spending by international and domestic brand names looking to reach a growing consumer market. The global financial crisis and economic downturn adversely affected economies and businesses around the world, including those in China. We believe that, as the Chinese economy recovers from the adverse effects of the global financial crisis, advertising spending will increase in both urban areas and smaller cities in China. However, if the global or Chinese economy does not fully recover from the recent financial crisis or another economic downturn occurs, our business, results of operations and financial condition could continue to be materially and adversely affected. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — The global financial crisis and economic downturn have had, and may continue to have, a material adverse effect on our business, results of operations and financial condition.”

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

In January 2010, we formed a consolidated joint venture with an international 4A advertising group Aegis Media to operate its brand “Vizeum” in China. Prior to the establishment of the consolidated joint venture, Beijing Vizeum Advertising Co., Ltd. primarily served international customers such as Nikon, Carlsberg and Mango, while our existing businesses primarily focused on providing advertising services to blue-chip Chinese companies. As part of the global network of Vizeum, our consolidated joint venture provides a platform for us to expand our services to domestic clients that value the services and expertise of international 4A advertising agencies and serves as a gateway for our domestic clients seeking to advertise internationally, which enables us to further customize our strategies to address the differing needs of clients. As a result, we believe that our consolidated joint venture complements our existing businesses and provides us with an enhanced service platform that enables us to attract new advertising clients and expand our customer base. For example, the joint venture successfully pitched for a full media account with TOTO, a Japanese company that produces bathroom fixtures.

In October 2010, we entered into an agreement to establish a joint venture with Wasu Digital Group, or Wasu Group, China’s largest operator and digital content provider for cable TV, 3G mobile TV and broadband TV and a supplier of IPTV services. The joint venture has the right to operate all advertising-related businesses across Wasu Group’s three-network platform of IPTV, 3G mobile TV and broadband TV for 20 years. The joint venture will seek to develop and set advertising industry standards on these new advertising media platforms, including the development of advertising products, product pricing, sales strategy, promotional materials as well as the development of advertising sales and agency policies. In 2011, we signed exclusive advertising agency agreements with Beijing Gehua Cable Network, Shanghai New Media Information Broadcasting Co., Ltd. and Guangzhou Zhujiang Online Multimedia Co., Ltd. to operate digital media advertising on interactive HDTV digital cable platforms in Beijing, Shanghai and Guangzhou, respectively.

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

Description of Revenue and Cost Items

Revenues

We generated revenues of US$192.4 million, US$280.1 million and US$165.5 million in 2010, 2011 and 2012, respectively. Prior to 2011, we primarily operated our business through variable interest entities. Starting from 2011, we have begun operating the majority of our business through these two new wholly foreign owned enterprises — Charm Media Co., Ltd. and Shang Xing Media Co., Ltd., which are qualified to operate advertising businesses in the PRC. The two wholly foreign owned enterprises assumed the agreements with each of our contractual counterparties, and the agreements were transferred from the variable interest entities to the wholly foreign owned enterprises. For the years ended December 31, 2010, 2011 and 2012, we generated approximately 95.4%, 13.1% and 0.1%, respectively, of our revenues from our variable interest entities. We derive revenues from our three operating segments: media investment management, advertising agency and branding and identity services. The following table sets forth a breakdown of our revenues by our three operating segments:

	For the Year Ended December 31,
	2010		2011		2012
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	(US$ in thousands, except percentages)
Revenues:
Media investment management	162,623	84.5%	238,837	85.3%	112,786	68.2%
Advertising agency	24,776	12.9%	34,285	12.2%	46,234	27.9%
Branding and identity services	5,002	2.6%	7,016	2.5%	6,478	3.9%

Total revenues	192,401	100.0%	280,138	100.0%	165,498	100.0%

Media Investment Management. Our media investment management revenues amounted to US$112.8 million in 2012 compared to US$238.8 million in 2011 and US$162.6 million in 2010. Under our media investment business, we enter into agreements to secure all or a portion of the advertising time and other advertising rights, which include soft advertising such as sponsorship on television channels, specific television programs, special television events and other media platforms. We derive our media investment management business revenues from the sale of advertising time and other advertising rights that we have secured pursuant to these agreements to advertisers directly or through their agencies. We account for media investment management business revenues and related costs on a gross basis. After evaluating the profitability and risk of certain exclusive agency arrangements and discussing with the satellite television stations, we did not renew our agreements with Shanghai Dragon Television and Hubei Provincial Economic TV in 2012. And we also didn’t renew our Shanghai Channel Young program at the end of 2012. In addition, in 2012, we purchased less advertising time and other advertising rights under exclusive arrangements. The media investment management revenues also were affected by regulatory changes in the satellite TV business as well as by soft overall demand in the marketplace. At the beginning of 2012, we dropped several media assets to modify our media inventory mix and to reduce risk following regulatory changes in the satellite TV market. As a result of the foregoing, our media investment management revenues decreased in 2012.

Advertising Agency. Our advertising agency revenues increased to US$46.2 million in 2012 from US$34.3 million in 2011 and US$24.8 million in 2010. We derive our advertising agency revenues from representing advertising clients to place their advertisements on media platforms, primarily television channels. We account for advertising agency revenues on a net basis. In general, we receive commissions which are calculated as a percentage of the total advertising spending placed by us for our advertising clients. We also receive sales commissions from the media platforms calculated as a percentage of the total advertising spending that we place on the media platforms on behalf of our advertising clients. While we receive sales commissions from the media platforms where we place advertisements on behalf of our clients, CCTV has historically accounted for the vast majority of the sales commissions that we have received. In addition to the sales commissions, CCTV also pays a performance bonus to advertising agencies that qualify as one of its top ten advertising agencies for a calendar year. CCTV ranks the top ten advertising agencies based primarily on the aggregate value of advertisements placed on CCTV channels.

We received sales commissions and performance bonuses from CCTV in each of 2010, 2011 and 2012. In the aggregate, the sales commissions and bonuses from CCTV accounted for approximately 4.3%, 2.8% and 5.7% of our total revenues in 2010, 2011 and 2012, respectively. However, CCTV and some other television stations have sole discretion in setting and adjusting the future amount of the sales commissions and performance bonuses they pay to advertising agencies at any time. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Our CCTV-related business has been, and is expected to continue to be critical to our business and financial performance. Failure to maintain our relationship with CCTV would continue to materially and adversely affect our business, results of operations, financial condition and prospects.”

We expect our advertising agency revenues to increase as we expand our agency business, especially through the expansion of spending on other TV media platform and internet advertising.

Branding and Identity Services. Our branding and identity revenues amounted to US$6.5 million in 2012 compared to US$7.0 million in 2011 and US$5.0 million in 2010. We derive our branding and identity services revenues from providing creative design and production management services for the development of an advertisement. We account for the total amount of payments we receive from advertising clients for such services as our branding and identity services revenues.

Cost of Revenues

Our total cost of revenues amounted to US$123.8 million, US$195.6 million and US$117.1 million in 2010, 2011 and 2012, respectively. We account for our cost of revenues separately for our three operating segments. The following table sets forth a breakdown of our cost of revenues by our three operating segments for the periods indicated:

	For the Year Ended December 31,
	2010		2011		2012
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	(US$ in thousands, except percentages)
Cost of revenues:
Media investment management	118,224	61.4%	187,878	67.1%	107,976	65.3%
Advertising agency	2,867	1.5%	3,737	1.3%	4,864	2.9%
Branding and identity services	2,715	1.4%	4,015	1.4%	4,303	2.6%

Total cost of revenues	123,806	64.3%	195,630	69.8%	117,143	70.8%

Media Investment Management. The cost of revenues for our media investment management business increased from US$118.2 million in 2010 to US$187.9 million in 2011 and decreased to US$108.0 million in 2012. For our media investment management business, we enter into exclusive advertising agency agreements to secure all or a portion of the advertising time and other advertising rights on various media platforms, including television channels, specific television programs, special events and interactive HDTV digital cable platforms. Our cost of revenues for our media investment management business primarily consists of the media costs that we must pay to secure the advertising time and other advertising rights under the exclusive agency arrangements and related business taxes, value added taxes (“VAT”) and surcharges. After evaluating the profitability and risk of certain exclusive agency arrangements and discussing with the satellite television stations, we did not renew our agreements with Shanghai Dragon Television and Hubei Provincial Economic TV in 2012. And we didn’t renew the Shanghai Channel Young program at the end of 2012. In addition, in 2012, we purchased less advertising time and other advertising rights under exclusive arrangements. The media investment management revenues also were affected by regulatory changes in the satellite TV business as well as by soft overall demand in the marketplace. At the beginning of 2012, we dropped several media assets to modify our media inventory mix and to reduce risk following regulatory changes in the satellite TV market. As a result of the foregoing, our media investment management cost of revenues decreased in 2012. In 2013, we have our exclusive agency arrangements with respect to advertising rights on three television channels (Tianjin Satellite Television, Nanfang Satellite Television and Beijing Sport Channel), certain CCTV programs and the interactive HDTV digital cable platforms in Beijing, Shanghai and Guangzhou. However, due to the nature of our media investment business, we expect our media investment management cost of revenues to continue to account for a significant percentage of our total revenues.

Advertising Agency. The cost of revenues for our advertising agency business increased from US$2.9 million in 2010 to US$3.7 million in 2011 and US$4.9 million in 2012. The cost of revenues for our advertising agency business primarily consists of salaries and benefits for our advertising agency professionals and related business taxes, VAT and surcharges. We account for our advertising agency revenues on a net basis. Accordingly, our cost of revenues for our advertising agency business has remained a relatively small percentage of our advertising agency revenues. While we expect our advertising agency revenues to increase in the near future, we anticipate that our cost of revenues for this business segment will remain relatively small as a percentage of our total cost of revenues.

Branding and Identity Services. The cost of revenues for our branding and identity services business increased from US$2.7 million in 2010 to US$4.0 million in 2011 and US$4.3 million in 2012. The cost of revenues for our branding and identity services business primarily consists of the production costs for the advertisements that we design and related business taxes, VAT and surcharges. It also includes the costs of salaries and benefits for our branding and identity professionals. The amount of the cost of our revenues for our branding and identity services tracked the corresponding increase and decrease in revenues from our branding and industry services.

Business taxes and surcharges include the 5.0% business tax and 3%-3.5% surcharges that our PRC subsidiaries and variable interest entities must pay for revenues earned from services provided in China. Business taxes and surcharges are levied on our revenues net of our media costs. We also incurred business taxes and surcharges in connection with the business operations of our variable interest entities in China. Starting in March 2008, as a result of the establishment of the contractual arrangements between Nanning Jetlong, our wholly owned PRC subsidiary and our variable interest entities, we incurred business taxes and surcharges on fees paid by our variable interest entities to Nanning Jetlong under these contractual arrangements. The purpose of these contractual arrangements is to allow Nanning Jetlong to receive substantially all of the economic benefits from the variable interest entities, which led to the levy of the business taxes and surcharges.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program has been phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Starting from September 1, 2012, one PRC subsidiary and one VIE of the Group became subject to VAT at the rate of 6%, on certain service revenues which were previously subject to business tax. Two other PRC subsidiaries, which were founded in September 2012, are subject to VAT since the inception of both subsidiaries.

Gross Profit

The following table sets forth our gross profit by our operating segments for the periods indicated.

	For the Year Ended December 31.
	2010	2011	2012
	(US$ in thousands, except percentages)
Gross profit:
Media investment management	44,399	50,959	4,810
Advertising agency	21,909	30,548	41,370
Branding and identity services	2,287	3,001	2,175

Total gross profit	68,595	84,508	48,355

Our gross profit amounted to US$48.4 million in 2012 from US$84.5 million in 2011, and US$68.6 million in 2010.

Media Investment Management. The gross profit from our media investment management business increased significantly from 2010 to 2011 and decreased from 2011 to 2012, primarily as a result of the effect of the satellite TV operating environment in 2011 and 2012. After evaluating the profitability and risk of certain exclusive agency arrangements and discussing with the satellite television stations, we did not renew our agreements with Shanghai Dragon Television and Hubei Provincial Economic TV in 2012. And we didn’t renew Shanghai Channel Young at the end of 2012. In addition, in 2012, we entered into exclusive agency arrangements with several new parties but overall, purchased less advertising time and other advertising rights under exclusive arrangements. In 2013, we have our exclusive agency arrangements with respect to advertising rights on three television channels (Tianjin Satellite Television, Nanfang Satellite Television and Beijing Sport Channel), certain CCTV programs and the interactive HDTV digital cable platforms in Beijing, Shanghai and Guangzhou. And we expect that our gross profit for Media Investment Management may maintain at the same level in 2013 as 2012.

Advertising Agency Business. The gross profit from our advertising agency business increased from 2010 to 2011 and 2012 due to increases in our advertising agency revenues, which were driven by an increase in the total advertising spending for advertisements we placed for our clients. The gross profit from our advertising agency business may increase to the extent we continue to receive more clients and more engagements from our clients to place advertisements on a variety of television stations and other advertising platforms, such as internet advertising, and these engagements lead to an overall increase in the total advertising spending placed by our clients.

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

	For the Year Ended December 31,
	2010		2011		2012
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	(US$ in thousands, except percentages)
Operating expenses:
Selling and marketing expenses	20,314	10.6%	27,119	9.7%	36,026	21.8%
General and administrative expenses	6,748	3.5%	9,704	3.4%	16,234	9.8%

Total operating expenses	27,062	14.1%	36,823	13.1%	52,260	31.6%

Selling and Marketing. Our selling and marketing expenses primarily consist of salaries and benefits for our sales staff, marketing and promotional expenses and business development expenses. We also account for the cost of procuring market research and data from third party industry sources as selling and marketing expenses because we routinely use such research and data in connection with our selling and marketing activities. Selling and marketing expenses accounted for approximately 10.6%, 9.7% and 21.8% of our total revenues in 2010, 2011 and 2012, respectively. We expect the amount of our selling and marketing expenses to increase both as an absolute amount and as a percentage of our total revenues in the near future with the expansion of our business in general and our investments into: (i) our personnel related expenses to strengthen our service capabilities to offer integrated services, such as building a team of professionals to further develop our internet advertising agency business and (ii) the development of the IT infrastructure with our advertising business.

General and Administrative. Our general and administrative expenses primarily consist of salaries and benefits for management, accounting and administrative personnel, office rentals, depreciation of office equipment, professional service fees, maintenance and utilities. General and administrative expenses accounted for approximately 3.5%, 3.4% and 9.8% of our total revenues in 2010, 2011 and 2012, respectively. We expect our general and administrative expenses to increase both as an absolute amount and as a percentage of our total revenues in the near future as we incur additional costs in connection with the building of the infrastructure in line with the growth of our business.

Inflation/Deflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2010, 2011 and 2012 were an increase of 3.3%, an increase of 5.4% and an increase of 2.6%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands. Our intermediate holding company incorporated in the British Virgin Islands is not subject to income or capital gains taxes or withholding taxes on dividend payments. No Hong Kong profits tax has been provided as we do not have assessable profits earned in or derived from Hong Kong for the years ended December 31, 2010, 2011 and 2012. Our subsidiaries incorporated in Hong Kong are not subject to capital gains taxes or withholding taxes on dividend payment under the current laws of Hong Kong.

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

Our subsidiaries and variable interest entities in China are subject to 5% business taxes or 6% value-added tax and 3-3.55% related surcharges levied on our revenues net of our media costs by various local tax authorities.

Under the EIT law, PRC enterprises that were subject to a 33% enterprise income tax rate are subject to a 25% enterprise income tax rate commencing January 1, 2008.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program has been phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Starting from September 1, 2012, one PRC subsidiary and one VIE of the Group became subject to VAT at the rate of 6%, on certain service revenues which were previously subject to business tax. Two other PRC subsidiaries, which were founded in September 2012, are subject to VAT since the inception of both subsidiaries.

Under the EIT Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate for their global income. Although the term “de facto management bodies” is defined as “management bodies which has substantial and overall management and control power on the operation, human resources, accounting and assets of the enterprise,” the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. A circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors or senior management with voting rights reside in the PRC. In addition, the State Administration of Taxation recently promulgated the Interim Provisions on Administration of Income Tax of Chinese-Controlled Resident Enterprise Registered Overseas, effective from September 1, 2011, which clarified certain matters concerning the determination of resident status, administrative matters following this determination and competent tax authorities. These interim provisions also specify that when an enterprise which is both Chinese-controlled and incorporated outside of mainland China receives PRC-sourced incomes such as dividends and interests, no PRC withholding tax is applicable if such enterprise has obtained a certificate evidencing its status as a PRC resident enterprise which is registered overseas and controlled by Chinese.

Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. To our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of a company under the EIT Law. As a result, neither we nor our PRC counsel can be certain as to whether we will be subject to the tax applicable to resident enterprises or non-resident enterprises under the EIT Law. If we and our offshore holding companies are considered to be PRC resident enterprises, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income while dividends distributed to our non-PRC entity investors by us or the gain our non-PRC entity investors may realize from the transfer of our common shares or ADSs may be treated as PRC-sourced income and therefore, be subject to a 10% PRC withholding tax pursuant to the EIT Law. As a result, the value of your investment may be materially and adversely affected.

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

Media Investment Management

We derive media investment management revenues from the sale of advertising time or other advertising rights that we secure under our media investment management business. The revenues for these sales are recognized when the related advertisement time or right is utilized by our client.

We evaluate our media investment management contracts to determine whether to recognize our revenues on a gross basis or net of the costs of obtaining the associated time slots from the television stations. Our determination is based upon an assessment as to whether we act as a principal or agent when providing our services. We have concluded that we act as principal in media investment management business. Factors that support our conclusion mainly include:

•

we secure advertising media resources from the media platforms, including television channels and, as a result, we bear the risk of ownership and are exposed to the risk that we may not be able to sell the purchased resources;

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

Advertising Agency

Advertising agency revenues are derived from commissions received for assisting advertising clients in obtaining advertisement time on media platforms, including primarily, television stations. In general, the commission received is based on a percentage of the cost of the advertising time purchased by the client. In many cases, the client pays the media owner for the advertising resource through us, however we act as an agent for the client for these transactions, and accordingly, the revenue from these transactions is recognized on a net of cost basis. The commission revenue is recognized when the related advertisement resource is utilized by the client.

We evaluate our advertising agency contracts to determine whether to recognize our revenues on a gross basis or net of the costs of obtaining the associated time slots from the media platforms, including primarily, television stations. Our determination is based upon an assessment as to whether we act as a principal or agent when providing our services. We have concluded that we act as an agent in advertising agency business. Factors that support our conclusion mainly include:

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

Based on these factors, we believe that recognizing revenues from our advertising agency business on a net of cost basis is appropriate.

We also receive performance-based sales commissions from the media platforms, equal to a percentage of the purchase price for qualifying advertising resource purchased and utilized by advertising clients we represent. The amount of the additional commissions earned may be subject to adjustments based on various performance factors. Revenue is accrued and recognized when the amounts of the additional commissions are probable and reasonably estimable. These estimations are based on our past experience and various performance factors set by the media platforms. Actual amounts of commissions that we will receive from the media platforms could differ from our estimations. Historically, adjustments to our estimations for the actual amounts of commissions have not been material.

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

Taxation

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a certain period, we must include an expense within the tax provision in the statement of operations.

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

U.S. GAAP requires that the impact of an uncertain income tax position on the income tax return be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that the payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. We did not identify significant unrecognized tax benefits for the years ended December 31, 2010, 2011 and 2012.

Uncertainties exist with respect to how the PRC’s EIT Law applies to our overall operations and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered to be residents for PRC income tax purposes if their place of effective management or control is within the PRC. The implementation rules under the EIT Law provide that non–resident legal entities will be considered to be PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting or properties, among others, occur within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, for the purposes of preparing our financial statements, we have assumed that our legal entities organized outside of the PRC will not be treated as residents for purpose of the EIT Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, our results of operations could be materially and adversely affected.

Business combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed and any non-controlling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.

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

Grant Date	Number of Ordinary Shares Underlying Options Granted	Option Exercise Price Per Share (US$/Share)	Fair Value of Options at Date of Grant (US$/Share)	Fair value of ordinary shares (US$/ Share)	Type of Valuation
January 15, 2009	750,000	3.15	0.66	2.02	Contemporaneous
November 1, 2009	1,078,000	3.40	1.82-1.91	4.00	(1)
April 9, 2010	730,000	3.40	2.62-2.70	5.00	(2)

(1)	The fair value of ordinary shares was determined based on an arm’s length transaction in which we issued ordinary shares to a third party for cash.
(2)	The fair value of ordinary shares was determined based on the midpoint of the estimated initial public offering price range set forth on the cover of the preliminary prospectus for our initial public offering dated April 16, 2010.

In November 2010, July 2011, February, April 2012 and April 2013, we granted 460,000, 372,000, 190,668 and 800,000 restricted shares, respectively, to our employees and consultants. These grants were based upon the market price of our ADSs which were listed on the Nasdaq Global Market in May 2010.

On April 2, 2013, our board of directors has authorized to amend the 2008 Share Incentive Plan terms and also approve some 2008 grants amendment. The contractual term of the options granted under the 2008 plan was extended from five years to ten years. Five option agreements with total 960,000 share options were modified to 625,000 share options, and the exercise prices in the five option agreements are modified from $3.4 or 3.15 per ordinary share to nil per ordinary share. This amendment will be accounted for as a modification to share awards.

In determining the fair value of our stock options, we relied on a valuation report prepared by American Appraisal China Limited, or AAC, an independent third–party appraisal firm, based on data we provided. The management determined the fair value of the options to purchase our ordinary shares by using the Black-Scholes option pricing model.

The assumptions used to determine the fair value of the options at the relevant grant dates were as follows:

Grant Date	2009		2010 (Prior to our initial public offering in May 2010)
Expected volatility		0.540-0.607	0.546~0.580
Risk-free interest rate		2.24% ~ 3.6%	2.08%~2.56%
Expected dividend yield		0%	0%
Expected term (in years)		2.75-3.74	3.02~3.58
Fair value of underlying ordinary share	US$	2.02~US$4.00	US$5.00

As we did not have historical share option exercise experience, we estimated the expected term based on vesting term of the awards, estimated post vesting termination behavior and exercise behavior of employees in comparable companies. The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options. The risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options. The dividend yield was estimated based on its expected dividend policy over the expected term of the options. The expected term were estimated based on the vesting and contractual terms, employee demographics and the expected term of the similar companies. Prior to the completion of the IPO, when estimating the fair value of the ordinary shares on the grant dates, our management considered a number of factors, including the result of a third party appraisal. After the completion of the IPO, the closing market price of the ordinary shares of our company as of the grant date was used as the fair value of the ordinary shares on that date. We are required to estimate forfeitures at the time of grant and record share–based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from these estimates, we may need to revise those estimates used in subsequent periods.

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

Impairment on cost method investments

We periodically review the investments for other-than-temporary impairment. Determination of whether the impairment is other-than-temporary and measurement of an impairment loss involve management’s judgment on a number of factors. These factors include, but not limited to, determination of fair value of the investment, as discussed above, and whether the impairment is either temporary or other-than-temporary, which involves judgment as to the severity and duration of the decline below fair value. During the years ended December 31, 2010, 2011 and 2012, an other-than-temporary impairment of US$1.8 million, nil and nil for the cost method investments was recognized, respectively.

Results of Operations

Selected Consolidated Financial Information

The following table sets forth selected consolidated statements of operations for the relevant periods:

	For the Year Ended December 31,
	2010		2011		2012
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	(US$ in thousands, except share and per share data and percentages)
Revenues:
Media investment management	162,623	84.5%	238,837	85.3%	112,786	68.2%
Advertising agency	24,776	12.9%	34,285	12.2%	46,234	27.9%
Branding and identity services	5,002	2.6%	7,016	2.5%	6,478	3.9%
Total revenues	192,401	100.0%	280,138	100.0%	165,498	100.0%
Cost of revenues:
Media investment management	118,224	61.4%	187,878	67.1%	107,976	65.3%
Advertising agency	2,867	1.5%	3,737	1.3%	4,864	2.9%
Branding and identity services	2,715	1.4%	4,015	1.4%	4,303	2.6%
Total cost of revenues	123,806	64.3%	195,630	69.8%	117,143	70.8%
Gross profit	68,595	35.7%	84,508	30.2%	48,355	29.2%
Operating expenses
Selling and marketing expenses	20,314	10.6%	27,119	9.7%	36,026	21.8%
General and administrative expenses	6,748	3.5%	9,704	3.4%	16,234	9.8%
Total operating expenses	27,062	14.1%	36,823	13.1%	52,260	31.6%
Share of earnings from equity method investees	—	—	2	—	350	0.2%
Changes in fair value of consideration payable	—	—	—	—	654	0.4%
Impairment on call option	—	—	—	—	(345)	(0.2)%
Operating profit (loss)	41,533	21.6%	47,687	17.0%	(3,246)	(2.0)%
Interest income	1,255	0.7%	2,497	0.9%	2,255	1.4%
Interest expense	(488)	(0.3)%	—	—	—	—
Impairment on cost method investments	(1,810)	(0.9)%	—	—	—	—
Other expense	—	—	—	—	(13)	—
Income (loss) before income tax expense	40,490	21.0%	50,184	17.9%	(1,004)	(0.6)%
Income tax expense	1,998	1.0%	2,158	0.8%	1,472	0.9%
Net income (loss)	38,492	20.0%	48,026	17.1%	(2,476)	(1.5)%
Net income attributable to noncontrolling interest	525	0.3%	1,572	0.9%	1,518	0.9%
Net income attributable to redeemable noncontrolling interest	—	—%	307	0.2%	711	0.4%
Net income (loss) attributable to Charm Communications Inc.	37,967	19.7%	46,147	16.5%	(4,705)	(2.8)%
Net income (loss) per share:
Basic	0.51		0.59		(0.06)
Diluted	0.49		0.56		(0.06)
Shares used in computation of net income (loss) per share:
Basic	70,483,686		78,266,839		77,498,250
Diluted	73,475,901		82,113,765		77,498,250
Net income (loss) per ADS:
Basic	1.02		1.18		(0.12)
Diluted	0.98		1.12		(0.12)
ADS used in computation of net income (loss) per share:
Basic	35,241,843		39,133,419		38,749,125
Diluted	36,737,951		41,056,882		38,749,125

Year Ended 2012 Compared to Year Ended 2011

Total Revenues. Our total revenues decreased by 40.9% to US$165.5 million in 2012 from US$280.1 million in 2011.

•

Our media investment management revenues decreased by 52.8% to US$112.8 million in 2012 from US$238.8 million in 2011, mainly due to the effects of regulatory change in the satellite TV business as well as by soft overall demand in the marketplace. At the beginning of 2012, we dropped several media assets to modify our media resources mix and to reduce risk following regulatory changes in the satellite TV market.

•

Our advertising agency revenues increased by 34.9% to US$46.2 million in 2012 from US$34.3 million in 2011, mainly because we intend to strengthen our agency business, and increase advertising spending on non-CCTV media platforms, such as the Internet and satellite channels, all of which exhibited higher extraction rates relative to those associated with CCTV.

•	Our branding and identity services revenues decreased by 7.7% to US$6.5 million in 2012 from US$7.0 million in 2011 primarily due to a decrease in client demand for our creative services in 2012.

Cost of Revenues. Our cost of revenues decreased by 40.1% to US$117.1 million in 2012 from US$195.6 million in 2011.

•

Our cost of revenues for our media investment management business decreased by 42.5% to US$108.0 million in 2012 from US$187.9 million in 2011, mainly due to the effects of regulatory change in the satellite TV business as well as by soft overall demand in the marketplace. At the beginning of 2012, we dropped several media assets to modify our media resources mix and to reduce risk following regulatory changes in the satellite TV market.

•

Our cost of revenues for our advertising agency business increased by 30.2% to US$4.9 million in 2012 from US$3.7 million in 2011. The increase in the cost of our revenues for our advertising agency business is primarily due to we delivered on our revenue guidance due in large part to our strong agency business, and an increased advertising spending on non-CCTV media platforms, such as the Internet and satellite channels, all of which exhibited higher extraction rates relative to those associated with CCTV.

•

Our cost of revenues for our branding and identity services business increased by 7.2% to US$4.3 million in 2012 from US$4.0 million in 2011 primarily due to an increase in branding and identity revenue.

Gross Profit. As a result of the foregoing, our overall gross profit decreased by 42.8% to US$48.4 million in 2012 from US$84.5 million in 2011. Our gross margin decreased to 29.2% in 2012 from 30.2% in 2011.

•

Our media investment management business generated a gross profit of US$4.8 million in 2012, representing a gross margin of 4.3%, and US$51.0 million in 2011, representing a gross margin of 21.3%. Since we account for our media investment management revenues on a gross basis, we realize a lower gross margin from this business compared to our advertising agency business. The gross margin for our media investment management business decreased in 2012 primarily due to dropping of several media assets in order to modify our media resources mix following the aforementioned regulatory changes.

•

Our advertising agency business generated a gross profit of US$41.4 million in 2012, representing a gross margin of 89.5%, and US$30.5 million in 2011, representing a gross margin of 89.1%. Since we account for our advertising agency revenues on a net basis, we realize a higher gross margin for this business than our other businesses.

•	Our branding and identity business generated a gross profit of US$2.2 million in 2012, representing a gross margin of 33.6%, and US$3.0 million in 2011, representing a gross margin of 42.8%.

Operating Expenses. Our operating expenses increased significantly by 41.9% to US$52.3 million in 2012 from US$36.8 million in 2011.

•

Our selling and marketing expenses increased significantly by 32.8% to US$36.0 million in 2012 from US$27.1 million in 2011 primarily due to increased headcount, including executive hires within our agency business.

•	Our general and administrative expenses increased significantly by 67.3% to US$16.2 million in 2012 from US$9.7 million in 2011, was mainly attributed to a bad debt provision in 2012.

Operating Profit (Loss). As a result of the foregoing, our operating profit (loss) decreased by 106.8% to operating loss of US$3.2 million in 2012 from operating profit of US$47.7 million in 2011.

Interest Income. Our interest income decreased by 9.7% to US$2.3 million in 2012 from US$2.5 million in 2011 primarily because we have lower average cash balances in 2012 than 2011.

Net Income (loss). As a result of the foregoing, our net income decreased by 105.2% to net loss of US$2.5 million in 2012 from net income of US$48.0 million in 2011.

Net Income attributable to noncontrolling interest. In 2012, our net income attributable to noncontrolling interest was US$1.5 million compared to US$1.6 million in 2011.

Net Income attributable to redeemable noncontrolling interest. In 2012, our net income attributable to noncontrolling interest was US$0.7 million compared to US$0.3 million in 2011.

Net Income (loss) attributable to Charm Communications Inc. As a result of the foregoing, our net income (loss) attributable to Charm Communications Inc. decreased by 110.2% to net loss of US$4.7 million in 2012 from net income of US$46.1 million in 2011.

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

•

Our general and administrative expenses increased significantly by 43.8% to US$9.7 million in 2011 from US$6.7 million in 2010, primarily as a result of our continuous investment in infrastructure, such as senior hires and office space to support our long-term growth and greater professional expenses incurred after we became a publicly listed company.

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

Recent Accounting Pronouncements

Accounting Pronouncement Recently Adopted

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. We adopted this pronouncement effective January 1, 2012, which did not have a significant effect on the our consolidated financial statements, as we chose to directly perform the two-step goodwill impairment test for 2012.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect update the pronouncement issued in June 2011. We adopted this guidance effective January 1, 2012 and presented the total consolidated statements of comprehensive income in two separate but consecutive statements.

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•

Highest-and-best-use and valuation-premise concepts for nonfinancial assets-the guidance indicate that the highest-and- best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•

Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk-the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•

Premiums or discounts in fair value measure-the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•

Fair value of an instrument classified in a reporting entity’s stockholders’ equity-the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•	Disclosures about fair value measurements-the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

(i)	For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(ii)	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. We adopted this pronouncement effectively January 1, 2012, which did not have a significant effect on the our consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income.

The guidance expands the exiting disclosure requirement for reporting net income or other comprehensive income in financial statements, including:

•

Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income — but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

•

Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

For public entities, the guidance is effective for reporting periods beginning after December 15, 2012. Early adoption is permitted. We will adopt this pronouncement on January 1, 2013, and do not expect the adoption of this pronouncement will have a significant impact on our financial condition or results of operations.

In December 2011, the Financial Accounting Standards Board (“FASB”) has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We do not expect the adoption of this guidance to have a significant impact on our consolidated financial statements.

B. Liquidity and Capital Resources

Our primary sources of liquidity is cash generated from our operations and our financing activities, including proceeds from our initial public offering. As of December 31, 2012, we had approximately US$116.6 million in cash and cash equivalents. Our cash and cash equivalents generally consist of cash on hand. We expect to require cash to fund our ongoing business needs, particularly media payments due to the media platforms, including television channels with which we have entered into exclusive advertising agency agreements, payments to directors and other service providers for the production of advertisements, salary and benefits and material costs and expenses. Other cash needs include primarily the working capital for our daily operations and securing advertising media resources under our media investment management business. In addition, we also announced a special dividend out of the our additional paid-in capital to shareholders on March 19, 2013.

We expect to use cash generated in our media investment management business to make payments under our exclusive agency arrangements with respect to advertising rights on three television channels (Tianjin Satellite Television, Nanfang Satellite Television and Beijing Sport Channel), certain CCTV programs and the interactive HDTV digital cable platforms in Shanghai and Guangzhou. As of December 31, 2012, we were obligated under our agreements with television stations to make payments of approximately US$161.9 million in the aggregate for 2013 and afterwards. Under our exclusive agency arrangements, we use cash to pay for the advertising time and other advertising rights in advance and we generate cash from selling these advertising media resources to advertisers. If we fail to generate enough cash from the sales of these advertising media resources to meet our payment obligations to the television channels, our liquidity, financial condition and results of operations would be adversely affected. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Our media investment management business may not produce the expected returns and may result in significant losses.” As we continue to expand our media investment management business, we expect an increase in our cash needs. However, we expect to generate revenues as we sell the advertising time and other advertising rights secured under the exclusive agency arrangements and expect these revenues to largely offset the cost of revenues incurred under these exclusive agency arrangements.

We believe that our cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs through 2013.

We have fully repaid the promissory note in the principal amount of US$19.6 million due on January 20, 2011, with an annual interest rate of 4.75%. This promissory note was issued to Mr. He Dang in connection with the investment by Aegis Media.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31.
	2010	2011	2012
	(US$ in thousands)
Net cash provided by operating activities	23,441	24,138	293
Net cash provided by (used in) investing activities	2,667	(5,464)	(5,469)
Net cash provided by (used in) financing activities	40,053	(7,549)	(18,697)
Effect of changes in exchange rate	2,422	4,961	1,056
Net increase/decrease in cash and cash equivalents	68,583	16,086	(22,817)
Cash and cash equivalents at the beginning of the year	54,737	123,320	139,406
Cash and cash equivalents at the end of the year	123,320	139,406	116,589

Operating Activities

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

Our net cash provided by operating activities was US$0.3 million in 2012 compared to net cash provided by operating activities US$24.1 million in 2011, primarily as a result of a decrease in net income, Decrease in notes receivable, accounts receivable and prepaid expenses in 2012 was partially offset by decrease in accounts payable and advances from customers. Our decrease of these accounts in 2012 was mainly due to the decrease in media investment management revenue.

Investing Activities

Net cash used in investing activities largely reflects our capital expenditures, which consists of purchases of fixed assets, such as computers and other office equipment. Our net cash provided by investing activities amounted to US$2.7 million in 2010, net cash used in investing activities amounted to US$5.5 million in 2011 and net cash used in investing activities amounted to US$5.5 million in 2012. The cash provided by investing activities in 2010 was mainly due to acquisition of Beijing Vizeum Advertising Co., Ltd. The cash used in investing activities in 2011 was primarily due to acquisition of Clickpro and investments to set up joint ventures of Wasu Digital Co., Ltd and Chongqing Changhui. The cash used in investing activities in 2012 was primarily due to acquisition of fixed assets and set up subsidiaries of Beijing Hongtu Zhuoyue Advertising Co., Ltd. and Beijing Guozhi Travel & Culture Co., Ltd., joint ventures of Guangdong Nanfang Media New Broadcast Co., Ltd. and cost method investment of Shanxi Jiuyuanji Culture Industry Investment Co., Ltd.

Financing Activities

In 2010, we had net cash provided by financing activities of US$40.1 million, which was mainly due to the proceeds from our initial public offering. In 2011, we had net cash used in financing activities of US$7.5 million, which was primarily consisted of the final payment of previously declared dividend to our shareholder and our share repurchase program starting from September 2011. In 2012, we had net cash used in financing activities of US$18.7 million, which was primarily consisted of the final payment of previously declared dividend to our shareholder and our share repurchase program .

C. Research and Development, Patents and License, etc.

None.

D. Trend Information

Please refer to “— A. Operating Results — Overview” for a discussion of the most significant recent trends in our services, sales and marketing since the end of 2012. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or operating revenues, income from continuing operations, profitability, liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012. Other than such obligations and the contractual obligations described below, we had no other contractual obligations or commercial commitments as of December 31, 2012:

	Payments Due by Period
	Total	Less than 1 Year	1-2 Years	2-3 Years	More than 3 Years
	(US$ in thousands)
Operating lease obligations	10,138	3,331	3,141	2,527	1,139
Purchase obligation(1)	161,923	125,888	36,035	—	—
Acquisition consideration payable(2)	3,834	2,507	1,327	—	—

(1)	We also entered into agreements with certain television stations to purchase advertising time. As of December 31, 2012, under these agreements, we are contractually obligated to make total minimum payments US$161,923 for the years ending December 31, 2013 and 2014.
(2)	In August 2011, we acquired 60% of Clickpro’s business for the purpose of strengthening our performance marketing business. Pursuant to the acquisition agreement, the consideration for the acquisition will be paid in several installments based on the net income of the acquired business. The total outstanding consideration payable as of December 31, 2012 was estimated to be US$3,834, including contingent consideration payable US$2,237.

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

•	our plans and expectations with respect to our strategic alliances and joint ventures;

•	our relationships with joint venture partners and shareholders of our variable interest entities;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our ability to manage the expansion of our operations;

•	possibility of the PRC government’s tightening regulation and increasing restriction over satellite television;

•	changes in general economic and business conditions in China; and

•	trends and competition in the advertising industry in China.

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

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
He Dang	46	Chairman of the board of directors and chief executive officer of our company
Andrew J. Rickards	49	Independent director
Zhan Wang	36	Independent director
Gang Chen	48	Independent director
Nick Waters	45	Director
Cathy Chen	43	President of agency business
Wei Zhou	34	Chief financial officer
Tony Yu	57	Chief technology officer
Kun Xiao	45	Vice president
Linna Li	36	Vice president
Xianhao Yu	48	Vice president
Johnny Zhu	38	Vice president

He Dang is the founder and chief executive officer of our company and the chairman of our board of directors. Prior to founding our company in 1995, he worked at the Ministry of Culture of China and China Culture and Art Development Company. Mr. Dang has over fifteen years of experience in the television advertising industry. Mr. Dang has won many industry awards during his career. He was named one of the ten persons of the year in the Chinese advertising industry jointly by Advertising Pointer, a magazine focusing on advertising in China, and several other organizations in 2004 and 2005, and an outstanding young entrepreneur by Beijing Municipal Bureau of Personnel and Beijing Association of Youth in 2007. Mr. Dang was also named the 2008 Top Contributor in Affecting and Promoting Chinese Brand by Chief Brand Officer Magazine, and won the Jin Yuan Award for Top 10 Leaders in Advertising Industry in 2009 awarded by the Advertiser Market Observer Magazine. In 2006, Mr. Dang was nominated for Advertiser of the Year in China by the China Advertising Association. Mr. Dang received his bachelor’s degree in philosophy from Beijing Normal University in 1989.

Andrew J. Rickards has been a director of our company since April 2010. Mr. Rickards has spent the past 21 years working in Asia. He is the founder and managing partner of Moonblue Capital Limited, an investment firm based in Hong Kong, which was established in 2008. From 2007 to 2008, Mr. Rickards was a managing director at Providence Equity Partners, a private equity firm that focuses on media, communications, entertainment and information investments. From 2004 to 2007, he was the chief executive officer of N. M. Rothschild & Sons (Hong Kong) Limited where he was responsible for its investment banking business in Asia. Prior to joining N. M. Rothschild, he was a managing director at Goldman Sachs (Asia) L.L.C. in the communications, media and entertainment investment banking team in Asia from 1999 to 2003 and a partner of Goldman Sachs JBWere Ltd. in Australia from 2003 to 2004. Mr. Rickards received his Bachelor of Science in Engineering from Exeter University in 1984 and is a member of the Institute of Chartered Accountants in England and Wales.

Zhan Wang has been a director of our company since April 2010. Mr. Wang is currently a vice president at Baidu, Inc., a Nasdaq listed company based in China. Mr. Wang joined Baidu as the head of commercial products in 2000. At Baidu, Mr. Wang has focused on the development of commercial products, operations and service management and participated in many of Baidu’s innovations, including as chief product designer of the Phoenix Nest system launched in 2009. Mr. Wang’s responsibilities at Baidu have also included developing improvements to commercial products and search marketing services. Mr. Wang received his bachelor’s degree in physics from Peking University in 1999.

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

Cathy Chen has been our president of agency business from August 2012. Prior to joining Charm, she worked as consultant with several private funds such as FountainVest Partners and BaoFeng Partners from 2010. Before that she served as chief marketing officer at GE HealthCare (China) Co. Ltd (“GE Healthcare”) from 2009 to 2010, where she was responsible for planning and expanding GE Healthcare’s Greater China marketing strategy. Prior to working at GE Healthcare, Ms. Chen served as general manager of Eastern China for Motorola (North Asia) Co. Ltd. from 2007 to 2009, cluster marketing director of Greater China for Shell (China) Co., Ltd. from 2005 to 2007, national marketing director and general manager of kitchen appliances at Electrolux (China) Co., Ltd. from 1997 to 2004 and marketing manager of North China for PepsiCo Foods International Co., Ltd. from 1996 to 1997. Ms. Chen received her master’s degree in business management from Peking University in 2003 and graduated from Chengdu Electronic Technology University in 1992.

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

Tony Yu joined our company as our chief technology officer in October 2011. Prior to joining Charm, from 2004 to 2011, Mr. Yu worked as chief technology officer at Zhaopin Limited, which operates one of the largest online recruitment websites in China, zhaopin.com. While at Zhaopin, he was responsible for all of Zhaopin’s front-end and back-end IT, including the daily operations of the website as well as the development of its sales force management infrastructure. Before joining Zhaopin, he had gained over 15 years of experience in the technology field in the United States and China, including working as an internet application consultant at go.com and as an application system consultant at Home Savings of America. Mr. Yu received an MBA degree from Rutgers in 2001, the State University of New Jersey and a bachelor’s degree in computer science from the University of Central Oklahoma in 1986.

Kun Xiao has been with our company since 2003 and a vice president of our company since 2007. From 2001 to 2003, Mr. Xiao was the creative director of Yi Chun Qiu Advertising Company, an advertising company that specializes in servicing beverage industry customers. Mr. Xiao won the China Advertisement Case Study Golden Award, Silver Award and Bronze Award from Beijing Ad Man Magazine in 2009 and Beijing Creative Designer of the Year in 2008 from Beijing Creative Design Association. Mr. Xiao received his bachelor’s degree in logistics science from Beijing Technology and Business University in 1991.

Linna Li has been our vice president in our CCTV buying platform since June 2010. Ms. Li has a wealth of experience in the advertising industry from over 14 years with our company and has extensive specialist knowledge of media buying. Her knowledge and dedication have made a significant contribution to building our agency business and helped make us the largest buyer of CCTV media resources for each of the last seven years. Ms. Li receive her graduate degree in Economics from the Chinese Academy of Social Science Graduate School in 1998.

Xianhao Yu has been with our company serving as a vice president in charge of media planning since July 2010. Mr. Xianhao Yu is an industry veteran with 17 years of experience in brand management across different media platforms. From 2005 to 2010, Mr. Yu served for five years as the director of advertising and planning, responsible for all marketing activities at Jinmailang, one of China’s leading domestic food and beverage groups and the second — largest manufacturer of instant noodles in China. From 1997 to 2005, Mr. Yu worked with several local advertising agencies in China and Taiwan, accumulating experience with leading mainland and Taiwanese brands, including Mengniu, Uni-President, Bright Dairy and Jinlongyu. Mr. Yu received his college degree in Radio and Television from the World College of Journalism in 1988.

Johnny Zhu has been our vice president since March 2013. Johnny Honggang Zhu was the founder and general manager of ClickPro, which was acquired by Charm and integrated into Charm Click in 2011. Prior to Clickpro, Mr. Zhu was head of sales support at Google China, where he developed and trained the company’s first SEM team from Sep 2005 to Nov 2007. Prior to that, Mr. Zhu was a senior marketing director and head of digital marketing activities at eBay China from 2000 to 2005. Johnny received his master degree in management from shanghai university of finance and economics and bachelor degree in management from Shanghai Institute of Foreign Trade in 1997.

The address of our directors and executive officers is: c/o Charm Communications Inc., Legend Town, CN01 Floor 4, No.1 Ba Li Zhuang Dong Li, Chaoyang District, Beijing 100025, China.

B. Compensation of Directors, Supervisors and Executive Officers

Compensation

For the year ended December 31, 2012, we paid an aggregate of approximately US$1.11 million in cash to our executive officers. We also granted options to purchase an aggregate of 2,544,000 ordinary shares to our existing directors and executive officers pursuant to our equity incentive plan adopted in March 2008. See “— 2008 Share Incentive Plan.” We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors except our contributions on behalf of our executive officers to a government-mandated multi-employer defined contribution plan. Our total contribution to such plan, including contributions made on behalf of our executive officers and other employees, was US$3.4 million for 2012.

2008 Share Incentive Plan

In April 2008, we adopted our 2008 Share Incentive Plan, or the 2008 Share Incentive Plan, to attract and retain personnel, provide additional incentives to our employees, directors and consultants and promote the success of our business. The 2008 Share Incentive Plan provides for the grant of options, restricted shares and restricted share units, collectively referred to as awards. Our board of directors has authorized the issuance of up to 15% of the issued and outstanding ordinary shares upon exercise of awards granted under our 2008 Share Incentive Plan.

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

Award Agreements. Awards granted under our 2008 Share Incentive Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Transfer Restrictions. The right of a grantee in an award granted under our 2008 Share Incentive Plan may not be transferred in any manner by the grantee other than by will or the laws of succession and with limited exceptions, may be exercised during the lifetime of the grantee only by the grantee.

Option Exercise. The term of options granted under the 2008 Share Incentive Plan may not exceed five years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise or any combination of the foregoing methods of payment. In April 2013, we have amended the term of options granted under the 2008 Share Incentive Plan which shall not exceed ten years from the date of grant.

Acceleration upon a Change of Control. If a change of control of our company occurs, the award agreement may provide for acceleration of the vesting of the awards pursuant to the agreement. Our compensation committee or our board of directors may (i) cancel the awards for fair market value, (ii) provide for issuance of substitute awards or (iii) provide that for at least 15 days prior to the change of control, the awards shall be exercisable as to all shares subject thereto and such awards shall terminate after the change of control.

Termination and Amendment. Unless terminated earlier, our 2008 Share Incentive Plan will expire after ten years. Our board of directors has the authority to amend or terminate our 2008 Share Incentive Plan, subject to shareholder approval to the extent necessary to comply with applicable law.

Our board of directors has only granted options to participants in our 2008 Share Incentive Plan. As of December 31, 2012, there were 5,639,571 ordinary shares issuable upon the exercise of outstanding share options at a weighted average exercise price of US$1.55 per share and there were 268,000 ordinary shares available for future issuance under our 2008 Share Incentive Plan. The following table summarizes, as of December 31, 2012 the options granted to our directors and executive officers and other individuals as a group, without giving effect to options that were exercised or terminated.

Name	Options or Restricted Shares Awarded	Exercise Price or Purchase Price (US$/Share)		Date of Grant	Date of Expiration
He Dang	1,100,000	1.00		April 8, 2008	April 8, 2013
Andrew J. Rickards	*	Nil	**	April 9, 2010	April 9, 2015
Zhan Wang	*	Nil	**	April 9, 2010 April 2, 2013	April 9, 2015 April 2, 2018
Gang Chen	*	1.00/Nil		April 8, 2008 July 25, 2011	April 8, 2018 July 25, 2016	**
Wei Zhou	*	Nil	**	November 1, 2009	November 1, 2014
Xiao Kun	*	1.00		April 8, 2008	April 8, 2018	**
Li Linna	*	1.00		April 8, 2008	April 8, 2018	**
Yu Xianhao	*	3.40		April 9, 2010	April 9, 2015
Yu Yong Tong	*	4.45		July 25, 2011	July 25, 2016
Other individuals as a group	3,634,483	1.00-4.45		Various dates	Various dates

*	Less than 1% of our outstanding ordinary shares
**	The grants amended in April 2013.

2011 Share Incentive Plan

In December 2011, we adopted our 2011 Share Incentive Plan, or the 2011 Share Incentive Plan, to attract and retain personnel, provide additional incentives to our employees, directors and consultants and promote the success of our business. The 2011 Share Incentive Plan provides for the grant of options, restricted shares and restricted share units, collectively referred to as awards. Our board of directors has authorized the issuance of up to 2,000,000 outstanding ordinary shares upon exercise of awards granted under our 2011 Share Incentive Plan.

Plan Administration. The compensation committee of our board of directors will administer the 2011 Share Incentive Plan. The compensation committee will determine the participants to receive awards, the type and number of awards to be granted and the terms and conditions of each award grant.

Award Agreements. Awards granted under our 2011 Share Incentive Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Transfer Restrictions. The right of a grantee in an award granted under our 2011 Share Incentive Plan may not be transferred in any manner by the grantee other than by will or the laws of succession and with limited exceptions, may be exercised during the lifetime of the grantee only by the grantee.

Option Exercise. The term of options granted under the 2011 Share Incentive Plan may not exceed five years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise or any combination of the foregoing methods of payment.

Acceleration upon a Change of Control. If a change of control of our company occurs, under the 2011 Share Incentive Plan, the award agreement may provide for acceleration of the vesting of the awards pursuant to the agreement. Our compensation committee may (i) cancel the awards for fair market value, (ii) provide for issuance of substitute awards or (iii) provide that for at least 15 days prior to the change of control, the awards shall be exercisable as to all shares subject thereto and such awards shall terminate after the change of control.

Termination and Amendment. Unless terminated earlier, our 2011 Share Incentive Plan will expire after ten years from the date of grant. Our board of directors has the authority to amend or terminate our 2011 Share Incentive Plan, subject to shareholder approval to the extent necessary to comply with applicable law.

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Andrew J. Rickards, Zhan Wang and He Dang. He Dang is the chairman of our corporate governance and nominating committee. Our board of directors has determined that each of Andrew J. Rickards and Zhan Wang satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Our corporate governance and nominating committee assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

•

advising the board periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and

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

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	issuing authorized but unissued shares and redeem or purchase outstanding shares of our company in accordance with applicable Cayman Islands laws and our memorandum and articles of association;

•	declaring dividends and other distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registration of such shares in our share register.

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

Interested Transactions

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract, which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so, his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

Qualification

A director is not required to hold any shares in our company by way of qualification.

D. Employees

As of December 31, 2010, 2011 and 2012, we had 525, 691 and 813 full-time employees, respectively. As of December 31, 2010, we had 28 professionals engaged in creative roles, 398 professionals engaged in sales and marketing roles and 99 professionals engaged in providing supporting services, such as finance and administration. Among sales and marketing roles, there are 99 professionals who specialized in digital communications. As of December 31, 2011, we had 25 professionals engaged in creative roles, 546 professionals engaged in sales and marketing roles and 120 professionals engaged in providing supporting services, such as finance and administration. As of December 31, 2012, we had 34 professionals engaged in creative roles, 644 professionals engaged in sales and marketing roles and 135 professionals engaged in providing supporting services, such as finance and administration. We plan to hire additional employees in all functions as we grow our business. None of our employees are represented by a labor union or other collective bargaining agreements. Since our inception, we have never experienced a strike or other disruption of employment. We believe our relationships with our employees are good.

The remuneration package of our employees includes salary, bonus, stock options, other cash benefits and benefits in-kind. In accordance with applicable regulations in China, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan and a housing reserve fund for the benefit of all of our employees. Our total contribution for such employee benefits required by applicable regulations amounted to approximately US$1.6 million, US$2.6 million and US$3.4 million for 2010, 2011 and 2012, respectively.

E. Share Ownership

Each of our directors, supervisors and executive officers holds our shares either directly for their own account or indirectly as the representative of another legal entity on our board of directors. The following table sets forth the share ownership of our directors, supervisors and executive officers as of March 31, 2013, our most recent record date by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; or

•	each person known to us to own beneficially more than 5.0% of either Class A ordinary shares or Class B ordinary shares.

The calculations in the table below assume there are 77,897,380 ordinary shares (including both Class A ordinary shares and Class B ordinary shares on a combined basis) outstanding as of March 31, 2013, our most recent record date. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2013, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
Name	Number	%
Directors and Executive Officers:
He Dang(1)	47,260,000	57.5
Nick Waters(2)	12,390,000	15.5
Andrew J. Rickards	*	*
Zhan Wang	*	*
Gang Chen	*	*
Cathy Chen	*	*
Wei Zhou	*	*
Tony Yu	*	*
Kun Xiao	*	*
Linna Li	*	*
Xianhao Yu	*	*
Johnny Zhu	*	*
All directors and executive officers as a group(3)	60,266,741	72.8
Other Principal Shareholders:
Merry Circle Trading Limited(4)	44,016,250	55.0
Aegis Media Pacific Ltd(5).	12,390,000	15.5
Chaview Investments Limited(6)	5,000,000	6.2
Invesco Ltd.(7)	2,059,170	2.6
Aberdeen Asset Management PLC(8)	1,906,515	2.4

*	Less than 1%.
(1)	Includes 44,016,250 Class B ordinary shares owned by Merry Circle Trading Limited, a British Virgin Islands company and 1,093,750 Class B ordinary shares owned by Honour Idea Limited, a British Virgin Islands company. Mr. He Dang is the sole shareholder and sole director of Honour Idea Limited. Mr. He Dang is the sole director of Merry Circle Trading Limited, which is owned by Full Quantum Investments Limited, a Bahamian company. Full Quantum Investments Limited is in turn wholly owned by the Dang Family Trust. Credit Suisse Trust Limited is the trustee of the Dang Family Trust, which is a discretionary trust constituted under the laws of Singapore with Mr. He Dang as settlor and Mr. He Dang and certain of his family members as beneficiaries. The business address of Mr. He Dang is c/o Charm Communications Inc., Legend Town, CN01 Floor 4, No.1 Ba Li Zhuang Dong Li, Chaoyang District, Beijing 100025, China.
(2)	Includes 12,390,000 Class B ordinary shares held by Aegis Media Pacific Ltd. Mr. Waters disclaims beneficial ownership of these shares except to the extent of any pecuniary interests therein.

(3)	Includes (i) ordinary shares beneficially owned by all of our directors and executive officers as a group and (ii) ordinary shares issuable upon the exercise of all options that are exercisable within 60 days of April 30, 2011 held by all of our directors and executive officers as a group.
(4)	The mailing address of Merry Circle Trading Limited, a British Virgin Islands company is 21st Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. Mr. He Dang is the sole director of Merry Circle Trading Limited, which is owned by Full Quantum Investments Limited, a Bahamian company. Full Quantum Investments Limited is in turn wholly owned by the Dang Family Trust. Credit Suisse Trust Limited is the trustee of the Dang Family Trust, which is a discretionary trust constituted under the laws of Singapore with Mr. He Dang as settlor and Mr. He Dang and certain of his family members as beneficiaries. The business address of Mr. He Dang is c/o Charm Communications Inc., Legend Town, CN01 Floor 4, No.1 Ba Li Zhuang Dong Li, Chaoyang District, Beijing 100025, China.
(5)	The mailing address of Aegis Media Pacific Ltd. is Parker Tower, 43-49 Parker Street, London, England, WC2B 5P5. Aegis Media Pacific Ltd. is a wholly-owned subsidiary of Aegis Group plc. Nick Waters is the chief executive officer of Aegis Media Asia Pacific Management Ltd., an affiliate of Aegis Media, and disclaims beneficial ownership of the ordinary shares held by Aegis Media except to the extent of any pecuniary interest therein.
(6)	Includes 5,000,000 Class B ordinary shares held by Chaview Investments Limited. The mailing address of Chaview Investments Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Chaview Investments Limited is a wholly owned subsidiary of AIF Capital Asia III, L.P., whose general partner is AIF Capital Asia III GP Limited. The mailing address of AIF Capital Asia III GP Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(7)	Represents 2,059,170 Class A ordinary shares held by Invesco Ltd., as reported on a Schedule 13G filed by Invesco Ltd. on February 13, 2013. The 2,059,170 Class A ordinary shares beneficially owned by Invesco Ltd. represent 13.5% of Class A ordinary shares.
(8)	Represents 1,906,515 Class A ordinary shares held by Aberdeen Asset Management PLC, as reported on a Schedule 13G filed by Aberdeen Asset Management PLC on January 25, 2013. The 1,906,515 Class A ordinary shares beneficially owned by Aberdeen Asset Management PLC represent 25.09% of Class A ordinary shares.

As of March 31, 2013, 80,063,252 ordinary shares (all of the outstanding Class A ordinary shares in the form of ADSs) or 23.9% of our outstanding ordinary shares including both Class A ordinary shares and Class B ordinary shares on a combined basis are held by one record holder in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

In connection with the private placement of our Series A preferred shares, we, holders of our Series A preferred shareholders and the holders of our ordinary shares entered into a shareholders’ agreement, which was amended and restated on January 20, 2010 in connection with the formation of our consolidated joint venture with Aegis Media. See “— Consolidated Joint Venture with Aegis Media” and “— Investment by Aegis Media.”

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

Consolidated Joint Venture with Aegis Media

In January 2010, we formed a consolidated joint venture with international 4A advertising group Aegis Media to operate its brand “Vizeum” in China. The legal ownership of all of the outstanding equity interests of Beijing Vizeum are held by Posterscope. Our subsidiary Media Port holds 60% of the outstanding equity interests in Posterscope, which were subscribed for a purchase price of RMB3.6 million. During the two-year period from January 1, 2016, Aegis Media will have the right to acquire a majority of the shares of Posterscope by purchasing from us 11% of the outstanding shares of Posterscope. If Aegis Media so acquires a majority of the shares of Posterscope, then beginning on January 1, 2018, Aegis Media will have the right to purchase an additional number of our shares of Posterscope and we will have the right to sell an additional number of our shares of Posterscope to Aegis Media. In addition, in the ten-year period from January 1, 2024, Aegis Media will have the right to purchase all of our remaining shares of Posterscope and we will have the right to sell all of our remaining shares of Posterscope to Aegis Media. The consideration for the transfers described above will be based on a multiple of the average after-tax profits of Posterscope for the two-year period prior to a transfer. Since its formation, our revenues attributable to the Posterscope joint venture have been historically relatively insignificant. For example, in the fiscal years ended December 31, 2010, December 31, 2011 and December 31, 2012, our revenues attributable to the Posterscope joint venture were 3.0%, 4.4% and 7.8% respectively.

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

We, Mr. He Dang and certain of his affiliated entities, Aegis Media, and Chaview Investments Limited also entered into a shareholders’ agreement, amended and restated as of January 20, 2010, under the terms of which we and Mr. He Dang and certain of his affiliated entities have agreed to restrictions on the solicitation of clients and employees of Aegis Media or the consolidated joint venture, and Aegis Media has agreed to restrictions on the solicitation of clients and employees of our company or the consolidated joint venture. In addition, Mr. He Dang and certain of his affiliated entities have agreed to restrictions on participating in businesses, other than those of our company, that compete with us, Aegis Media or the consolidated joint venture. In addition, Aegis Media has the right to designate one of our directors if Aegis Media holds no less than 10% of our issued share capital.

Other Transactions with Shareholders

Advertising Service

We received or provided certain advertising service to one of our shareholder’s subsidiary and our one equity investment entity and paid or received cash accordingly. The price was determined based on market price. Such transactions are related to the advertising agency business and hence the corresponding provision of advertising services is recognized in the net revenues under advertising agency on a net basis in the consolidated statements of operations. Revenue from the related parties recognized in the consolidated financial statements for the year ended December 31, 2012 was US$7.5 million.

The related party balance as of December 31, 2012 in connection with the advertising service received or provided was US$1.9 million receivable and US$13.3 million in accounts payable mostly in connection with the advertising service provided or received from the shareholder’s subsidiary. The balance with related parties is due within one year.

Office and Automobile Leases

We leased office space and automobiles from the controlling shareholder and his family member. The rental amount was determined based on market prices. Rental expenses for the years ended December 31, 2010, 2011 and 2012 were US$0.7 million, US$0.9 million and nil, respectively.

The related party balances at the end of the year 2010, 2011 and 2012 were nil, respectively in connection with the unpaid rental expenses to the controlling shareholder.

Other Transactions

During the year 2011, we received a deposit of US$159 from Chongqing Changhui, which acted as an agent of customers placing advertisement through us. There was no such transaction in 2012. The related party balances at the end of the years 2011 and 2012 were US$159 and US$159 in amounts due to related party in connection with this.

During the year 2011, we received injection of capital of US$162, for an entity to be established, from Mr. Zhu Hong Gang, the noncontrolling shareholder of Clickpro and the management responsible for Clickpro’s business. The related party balances at the end of the years 2011 and 2012 were US$162 and US$164 in amounts due to related party in connection with this. On the other hand, Mr. Zhu Hong Gang received an advertising fee of US$346 on behalf of us during the year 2011, which was paid back to us in 2012. The related party balances at the end of the years 2011 and 2012 were US$346 and nil in amounts due from related party in connection with this.

Staff cost and the royalty fee of Vizeum paid by Aegis Media during the years of 2011 and 2012, were US$799 and US$1,191, respectively. The related party balance at the end of the year 2011 and 2012 were nil and US$1,206 in connection with this.

Transactions Related to Our Corporate Structure

See “Item 4. Information on the Company — C. Organizational Structure.”

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

Litigation

See “Item 4. Information on the Company — B. Business Overview — Legal and Administrative Proceedings.”

Dividend Policy and Distributions

Our variable interest entities declared dividends of approximately RMB180.1 million in March 2008, of which RMB43.0 million was paid in August 2009 and RMB98.6 million was paid in May 2010. As of December 31, 2012, the remaining amount of unpaid dividend declared by our variable interest entities is nil. In March 2012 we announced a special cash dividend of US$0.16 per ordinary share out of the our additional paid-in capital to our shareholders, and in March 2013 we announced a special cash dividend of US$0.25 per ordinary share (US$0.5 per ADS) to our shareholders.

We will continue to evaluate the our dividend policy as appropriate, taking into account our operating performance, long-term capital requirements relating to investments and acquisitions, as well as potential business risks. We, however, have no present plan to declare and pay any regular dividends on our ordinary shares or ADSs in the future. We still intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Our board of directors will have complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

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

	Market Price for Each ADS(1)
Period	High	Low
2010 (from May 5, 2010)	12.60	6.12
Second Quarter (from May 5, 2010)	10.00	7.52
Third Quarter	8.71	6.12
Fourth Quarter	12.60	7.78
2011	12.69	6.19
First Quarter	12.14	8.00
Second Quarter	12.50	9.80
Third Quarter	12.69	8.75
Fourth Quarter	12.08	6.19
2012	11.64	3.14
First Quarter	10.42	7.95
Second Quarter	11.64	5.49
Third Quarter	6.97	3.67
Fourth Quarter	6.00	3.14
October	6.00	3.14
November	5.99	3.60
December	4.50	3.51
2013 (through April 25, 2013)	11.64	7.95
First Quarter	5.75	3.40
January	5.00	3.40
February	5.50	4.44
March	5.75	4.60
April (through April 25, 2013)	5.35	4.01

Source: Nasdaq Global Market.

(1)	As reported.

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

D. Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulation of Our Industry.

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

British Virgin Islands

Under the current laws of the British Virgin Islands, we are not subject to income tax.

Hong Kong

No Hong Kong profits tax has been provided as we do not have assessable profits earned in or derived from Hong Kong for the years ended December 31, 2010, 2011 and 2012.

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

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

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

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

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

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement and all other related agreements will be performed in accordance with their terms.

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

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with claiming foreign tax credits for United States Holders of ADSs. Such actions would also be inconsistent with claiming the reduced tax rate, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of PRC taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. In the case of the ordinary shares or by the depositary, in the case of ADSs, such income shall be included in your gross income as ordinary income on the day you actually or constructively received such income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a “passive foreign investment company,” or PFIC, for our taxable year ended December 31, 2012, and we do not expect to become one in the future, although there can be no assurance in this regard. As the determination of PFIC status requires extensive factual investigation, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of income we earn, this determination, although ultimately legal in nature, is beyond the scope of legal counsel’s role and, accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations contained in this paragraph.

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

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules, regardless of whether we remain a PFIC, with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC will be treated as ordinary income, and

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

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the Nasdaq Global Market, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that only the ADSs and not our ordinary shares are listed on the Nasdaq Global Market. If you make an effective mark-to-market election, you will include in each year that we are a PFIC, as ordinary income, the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct, as an ordinary loss, each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You should consult your tax advisor about the availability of the mark-to-market election and whether making the election would be advisable in your particular circumstances.

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

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates of financial instruments. We are exposed to various types of market risks, including changes in interest rates and foreign currency exchange rates in the normal course of business.

Foreign Exchange Risk

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under that policy, the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi has substantially appreciated against the U.S. dollar from July 21, 2005 to December 31, 2012. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

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

Fluctuations in exchange rates also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, depreciation of the Renminbi against the U.S. dollar would have a negative effect on the corresponding U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2012, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of approximately US$1.1 million to our total cash and cash equivalents.

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

Under the terms of the deposit agreement for our ADSs, an ADS holder may have to pay the following service fees to the depositary:

Service	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS cancelled
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights	Up to US$0.05 per ADS held

Depositary Charges

In addition, an ADS holder shall be responsible for the following charges:

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•

a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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

Payments by Depositary

In 2012, we received the following payments from JP Morgan Chase Bank, N.A., the depositary bank for our ADR program:

Item	US$ (in thousands)
Reimbursement of investor relations efforts	122
Reimbursement of legal and consulting fees	10
Total	132

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None of these events occurred in any of the years ended December 31, 2010, 2011 and 2012.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

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

As of December 31, 2012, we have used US$17.9 million cash from our initial public offering proceeds for expansion of our media investment business in obtaining our exclusive agency agreement with Nanfang Satellite TV and Beijing Sports Channel, and US$1.6 million cash for acquisition of Clickpro to strengthen our performance marketing platform in internet agency business. As of December 31, 2012, we have also used US$7.7 million to repurchase our ADSs under our 2011 Share Repurchase Program, and used US$12.6 million for the payment of dividend to our shareholders, including our ADS holders in April 2012. We still intend to use the remainder of our initial public offering proceeds, as disclosed in our registration statement on Form F-1 (File number 333-165987), to expand our business, including our media investment management business, and for other general corporate purposes.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2012, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all errors and all fraud. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm has audited our internal control over financial reporting as of December 31, 2012 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Charm Communications Inc.

We have audited the internal control over financial reporting of Charm Communications Inc., its subsidiaries and its variable interest entities (“VIEs”) (collectively, the “Group”) as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012 of the Group and our report dated April 26, 2013 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the retrospective application of the authoritative guidance regarding the presentation of comprehensive income.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 26, 2013

Item 16A.	Audit Committee Financial Expert

Andrew J. Rickards is our audit committee financial expert and an independent director. See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Audit Committee.”

Item 16B.	Code of Ethics

We have adopted a code of business conduct and ethics which applies to our directors, employees and officers, including our Chief Executive Officer and Chief Financial Officers (our principal accounting officer). No changes have been made to the code of business conduct and ethics since its adoption and no waivers have been granted therefrom to our directors or employees. We have filed this code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (File number 333-165987), which exhibit is incorporated by reference as an exhibit to this annual report and a copy is available to any shareholder upon request. This code of business conduct and ethics is also available on our website at http://ir.charmgroup.cn/phoenix.zhtml?c=234933&p=irol-govHighlights.

Item 16C.	Principal Accountant Fees and Services

At the direction of the government of the People’s Republic of China in accordance with the Scheme of the Localization Restructuring of Chinese-Foreign Cooperative Accounting Firms, Deloitte Touche Tohmatsu CPA Limited, our principal external auditors, has restructured to a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, effective from January 1, 2013. Deloitte Touche Tohmatsu Certified Public Accountants LLP has succeeded Deloitte Touche Tohmatsu CPA Limited for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA Limited with effect from January 1, 2013.

The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP., to us in 2010, 2011 and 2012.

	2010	2011	2012
	US$	US$ (in thousands)	US$
Audit Fees(1)	580	850	850
Audit-related Fees(2)	42
Tax Fees(3)	12	26	—

Total	634	876	850

(1)	Audit fees consist of fees billed for the audit or review of our annual financial statements, quarterly financial statements and related regulatory filings.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported above as “Audit Fees”, including consultations of financial accounting and reporting standards and IPO related service.
(3)	Tax fees include fees billed for tax advice services.

Pre-approval Policies and Procedures

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services, as described above.

All audit and non-audit services performed by Deloitte Touche Tohmatsu Certified Public Accountants LLP for 2012 were pre-approved by the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

On September 14, 2011, our board of directors authorized a share repurchase program, or the 2011 Share Repurchase Program, under which we may repurchase up to US$10 million worth of our issued and outstanding ADSs from the open market from time to time and before September 14, 2012. As of March 31, 2013, we have repurchased 1,237,243 of our ADSs for a total purchase price of approximately US$7.8 million pursuant to the 2011 Share Repurchase Program. All of the repurchased shares have been retired from our outstanding common shares. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing.

Set for below contains certain information regarding our aforementioned share repurchase programs.

Period	Total Number of ADSs Purchased Under the Program	Average Price Paid per ADS (US$)	Approximate Value of ADSs that May Yet be Purchased Under the Program (US$ in thousands)
2011 Share Repurchase Program
2011
September	14,000	8.79	9,876
October	119,162	8.36	8,874
November	58,974	9.73	8,297
December	24,189	8.75	8,085
2012
January	24,832	8.49	7,873
February	24,014	8.79	7,660
March	27,834	9.39	7,398
April	31,316	10.33	7,077
May	21,502	9.31	6,872
June	209,867	7.04	5,325
July	87,195	5.57	4,844
August	16,200	5.33	4,758
September	468,687	5.06	2,811
October	95,571	5.11	2,265
November	13,900	4.36	2,202
Total	1,237,243	6.25	2,202

Item 16F.	Change in Registrant’s Certifying Accountant

Previously reported on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010.

Item 16G.	Corporate Governance

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

In addition, Rule 5635(c) and IM-5635-1 of the Nasdaq Listing Rules require each issuer to seek shareholder approval for any material amendments to the issuer’s equity compensation plans or other equity compensation arrangements, including a repricing of outstanding options. When we amended the 2008 Share Incentive Plan in April 2013, we followed home country practice and such amendment was approved by our board of directors only. We therefore filed a notification of noncompliance to Nasdaq, along with an opinion letter issued to the Nasdaq Stock Market from Maples and Calder, our Cayman Islands counsel, certifying that under Cayman Islands law, we are not required to seek shareholder approval for amendments to our existing equity incentive plans or arrangements.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide the financial statements and related information specified in Item 18.

Item 18.	Financial Statements

The following audited financial statements and reports of independent registered public accounting firm are included in this annual report beginning on page F-1.

—	Report of Independent Registered Public Accounting Firm

—	Consolidated Balance Sheets as of December 31, 2011 and 2012

—	Consolidated Statements of Operations for the Years Ended December 31, 2010, 2011 and 2012

—	Consolidated Statements of Changes in Equity and Comprehensive Income for the Years Ended December 31, 2010, 2011 and 2012

—	Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2011 and 2012

—	Notes to Consolidated Financial Statements

—	Additional Information—Financial Statement Schedule I

Item 19.	Exhibit Index

Exhibit Number	Description of Exhibits

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.3	Form of Deposit Agreement among the Registrant, the Depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.4	Second Amended and Restated Shareholders Agreement, dated January 20, 2010, among the Registrant, Mr. He Dang, Merry Circle Trading Limited, Honour Idea Limited, Aegis Media Pacific Ltd. and Chaview Investments Limited (incorporated by reference to Exhibit 4.8 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.5	Second Amended and Restated Registration Rights Agreement, dated January 20, 2010, among the Registrant, Mr. He Dang, Chaview Investments Limited and Aegis Media Pacific Ltd (incorporated by reference to Exhibit 4.9 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

Exhibit Number	Description of Exhibits

2.10	Joint Venture Agreement regarding Posterscope (Hong Kong) Limited and Beijing Vizeum Advertising Co. Ltd., dated January 20, 2010, among the Registrant, Posterscope Advertising Limited, Aegis Media Pacific Ltd., Media Port Holdings Limited and Posterscope (Hong Kong) Limited (incorporated by reference to Exhibit 4.10 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.11	Shareholders’ Agreement, dated January 20, 2010, among the Registrant, Media Port Holdings Limited, Posterscope Advertising Limited, Posterscope (Hong Kong) Limited and Aegis Media Pacific Ltd (incorporated by reference to Exhibit 4.11 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.1.1	Registrant’s 2008 Share Incentive Plan, (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.1.2	Registrant’s 2011 Share Incentive Plan (incorporated by reference to Exhibit 4.1.2 to our Registration Statement on Form F-1 (File No. 001-34701), filed with the Securities and Exchange Commission on April 27, 2012).

4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

*4.3.1	Translation of the Advertising Agency Agreement, dated May 12, 2012, between Shang Xing Media Co., Ltd. and Beijing Television Station. (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)

*4.3.2	Translation of the Agreement dated February 5, 2012, between Shang Xing Media Co., Ltd. and TJTV Satellite Intermediary Co., Ltd. (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)

Exhibit Number	Description of Exhibits

4.3.3	Translation of the Exclusive Agency Agreement for Tianjin Satellite TV Advertisements, dated October 20, 2010, between Shang Xing Media Co., Ltd. and Tianjin Television Station (incorporated by reference to Exhibit 4.3.7 to our Registration Statement on Form F-1 (File No. 001-34701), filed with the Securities and Exchange Commission on May 3, 2011).

4.4	Translation of Form of Exclusive Technology Support Agreements with respect to each of the variable interest entities, between Nanning Jetlong Technology Co., Ltd. and each variable interest entity (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.5	Translation of Form of Trademark, Trade Name and Domain Name License Agreements with respect to each of the variable interest entities, between Nanning Jetlong Technology Co., Ltd. and each variable interest entity (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.6	Translation of Form of Option and Cooperation Agreements with respect to each of the variable interest entities among Nanning Jetlong Technology Co., Ltd., the variable interest entity, and nominee shareholders of the variable interest entity (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.7	Translation of Form of Voting Rights Agreements with respect to each of the variable interest entities among Nanning Jetlong Technology Co., Ltd., the variable interest entity, and nominee shareholders of the variable interest entity (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.8	Translation of Form of Equity Pledge Agreements with respect to each of the variable interest entities among Nanning Jetlong Technology Co., Ltd., the variable interest entity, and nominee shareholders of the variable interest entity (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.9	Promissory Note, dated January 20, 2010, issued by the Registrant to Merry Circle Trading Limited (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

*8.1	List of Significant Subsidiaries of Charm Communications Inc.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an Independent Registered Public Accounting Firm.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	filed herewith.
**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHARM COMMUNICATIONS INC.

By:	/s/ WEI ZHOU
Name:	Wei Zhou
Title:	Chief Financial Officer

Date: April 26, 2013

CHARM COMMUNICATIONS INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHARM COMMUNICATIONS INC.

We have audited the accompanying consolidated balance sheets of Charm Communications Inc., its subsidiaries, and its variable interest entities (“VIEs”) (collectively, the “Group”) as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income (loss) changes in equity, and cash flows for each of the three years in the period ended December 31, 2010, 2011 and 2012, and the related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, such statements have been adjusted for the retrospective application of the authoritative guidance regarding the presentation of comprehensive income, which was adopted by the Group on January 1, 2012.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2013 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 26, 2013

CHARM COMMUNICATIONS INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. dollars (‘‘US$’’), except for number of shares and per share data)

	December 31, 2011	December 31, 2012
ASSETS
Current Assets:
Cash and cash equivalents	139,406	116,589
Notes receivable	28,880	6,993
Prepaid expenses	106,393	93,838
Deposits	25,730	24,723
Accounts receivable, net of allowance for doubtful accounts of US$658 and US$5,624 as of December 31, 2011 and 2012	103,920	89,964
Amounts due from related parties	3,494	1,938
Deferred tax assets	125	191
Other current assets	2,139	4,021

Total current assets	410,087	338,257

Fixed assets, net	4,344	7,638
Intangible assets, net	3,397	2,375
Equity method investments	1,445	2,133
Cost method investments	—	803
Goodwill	4,335	4,379
Other non-current assets	1,009	3,045

Total non-current assets	14,530	20,373

TOTAL ASSETS	424,617	358,630

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY

Current Liabilities:
Accounts payable (of which US$687 and US$53 as of December 31, 2011 and December 31, 2012 of the consolidated VIE without recourse to the Company, respectively)	63,141	38,855
Amounts due to related parties (of which nil and US$313 as of December 31, 2011 and December 31, 2012 of the consolidated VIE without recourse to the Company, respectively)	4,460	13,310
Advances from customers (of which US$12,028 and US$1,408 as of December 31, 2011 and December 31, 2012 of the consolidated VIE without recourse to the Company, respectively)	85,720	56,343
Accrued expenses and other current liabilities (of which US$4,411 and US$3,246 as of December 31, 2011 and December 31, 2012 of the consolidated VIE without recourse to the Company, respectively)	22,876	18,912

CHARM COMMUNICATIONS INC.

CONSOLIDATED BALANCE SHEETS—continued

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	December 31, 2011	December 31, 2012
Consideration payable (of which nil as of December 31, 2011 and December 31, 2012 of the consolidated VIE without recourse to the Company, respectively)	2,813	2,507

Total current liabilities	179,010	129,927

Consideration payable (of which nil as of December 31, 2011 and December 31, 2012 of the consolidated VIE without recourse to the Company, respectively)	2,476	1,327

Total non-current liabilities	2,476	1,327

Total liabilities	181,486	131,254

Commitments (Note 20)

Redeemable noncontrolling interest	4,723	5,434

Equity
Charm Communications Inc.’s equity
Ordinary shares (US$0.0001 par value per share; 207,000,000 and 207,000,000 shares authorized; 77,966,176 and 76,669,573 shares issued and outstanding as of December 31, 2011 and December 31, 2012, respectively)	8	8
Additional paid-in capital	116,637	100,850
Statutory reserve	8,025	9,013
Retained earnings	97,905	92,212
Accumulated other comprehensive income	13,384	15,652

Total Charm Communications Inc. shareholders’ equity	235,959	217,735
Noncontrolling interest	2,449	4,207

Total equity	238,408	221,942

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY	424,617	358,630

The accompanying notes are an integral part of these consolidated financial statements.

CHARM COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars (‘‘US$’’), except for number of shares and per share data)

	2010	2011	2012
Revenues
Media investment management	162,623	238,837	112,786
Advertising agency	24,776	34,285	46,234
Branding and identity services	5,002	7,016	6,478

Total revenues	192,401	280,138	165,498

Cost of revenues
Media investment management	118,224	187,878	107,976
Advertising agency	2,867	3,737	4,864
Branding and identity services	2,715	4,015	4,303

Total cost of revenues	123,806	195,630	117,143

Gross profit	68,595	84,508	48,355

Operating expenses
Selling and marketing expenses	20,314	27,119	36,026
General and administrative expenses	6,748	9,704	16,234

Total operating expenses	27,062	36,823	52,260

Share of earnings from equity method investees	—	2	350
Changes in fair value of consideration payable	—	—	654
Impairment on call option	—	—	(345)

Operating profit (loss)	41,533	47,687	(3,246)

Interest income	1,255	2,497	2,255
Interest expense	(488)	—	—
Impairment on cost method investments	(1,810)	—	—
Other expense	—	—	13

Income (loss) before income tax expense	40,490	50,184	(1,004)
Income tax expense	1,998	2,158	1,472

Net income (loss)	38,492	48,026	(2,476)

Net income attributable to noncontrolling interest	(525)	(1,572)	(1,518)
Net income attributable to redeemable noncontrolling interest	—	(307)	(711)

Net income (loss) attributable to Charm Communications Inc.	37,967	46,147	(4,705)
Accretion of Series A convertible redeemable preferred shares	(1,215)	—	—

Net income (loss) attributable to Charm Communications Inc.’s ordinary shareholders	36,752	46,147	(4,705)

Net income (loss) per share:
Basic	0.51	0.59	(0.06)
Diluted	0.49	0.56	(0.06)

Shares used in computation of net income (loss) per share:
Basic	70,483,686	78,266,839	77,498,250
Diluted	73,475,901	82,113,765	77,498,250

The accompanying notes are an integral part of these consolidated financial statements.

CHARM COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of U.S. dollars (‘‘US$’’), except for number of shares and per share data)

	2010	2011	2012
Net income (loss)	38,492	48,026	(2,476)
Other comprehensive income, net of tax
Foreign currency translation adjustments	4,254	9,065	2,268

Comprehensive income (loss)	42,746	57,091	(208)
Comprehensive income attributable to noncontrolling interest	(525)	(1,572)	(1,518)
Comprehensive income attributable to redeemable noncontrolling interest	—	(307)	(711)
Comprehensive income (loss) attributable to Charm Communications Inc.’s shareholders	42,221	55,212	(2,437)

The accompanying notes are an integral part of these consolidated financial statements.

CHARM COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of U.S. dollars (‘‘US$’’), except for number of shares)

	Charm Communications Inc.’s shareholders
	Ordinary shares		Additional paid-in capital	Statutory reserve	Retained earnings	Accumulated other comprehensive income	Total Charm Communications Inc.’s shareholders’ equity	Noncontrolling interest	Total equity
	Number	Amount
Balance at December 31, 2009	50,000,000	5	(1,974)	2,883	20,148	65	21,127	—	21,127

Cumulative translation adjustment	—	—	—	—	—	4,254	4,254	—	4,254
Net income	—	—	—	—	37,967	—	37,967	525	38,492
Addition of noncontrolling interest	—	—	—	—	—	—	—	352	352
Issue ordinary shares to Aegis	12,390,000	1	49,277	—	—	—	49,278	—	49,278
Repurchase of ordinary shares	(4,890,000)	(1)	(19,560)	—	—	—	(19,561)	—	(19,561)
Issue of ordinary shares at Initial Public Offering, net of offering cost of US$3,355	15,625,000	2	65,245	—	—	—	65,247	—	65,247
Accretion of Series A convertible redeemable preferred shares	—	—	—	—	(1,215)	—	(1,215)	—	(1,215)
Conversion of Series A convertible redeemable preferred shares	5,000,000	1	19,427	—	—	—	19,428	—	19,428
Share-based compensation	—	—	2,499	—	—	—	2,499	—	2,499
Exercise of options	135,102	—	374	—	—	—	374	—	374
Provision of statutory reserve	—	—	—	164	(164)	—	—	—	—

Balance at December 31, 2010	78,260,102	8	115,288	3,047	56,736	4,319	179,398	877	180,275

Cumulative translation adjustment	—	—	—	—	—	9,065	9,065	—	9,065
Net income (excludes US$307 of net income attributable to redeemable noncontrolling interest)	—	—	—	—	46,147	—	46,147	1,572	47,719
Repurchase of ordinary shares	(432,650)	—	(1,906)	—	—	—	(1,906)	—	(1,906)
Share-based compensation	—	—	3,069	—	—	—	3,069	—	3,069
Exercise of options	138,724	—	186	—	—	—	186	—	186
Provision of statutory reserve	—	—	—	4,978	(4,978)	—	—	—	—

Balance at December 31, 2011	77,966,176	8	116,637	8,025	97,905	13,384	235,959	2,449	238,408

Cumulative translation adjustment	—	—	—	—	—	2,268	2,268	—	2,268
Net income (loss) (excludes US$711 of net income attributable to redeemable noncontrolling interest)	—	—	—	—	(4,705)	—	(4,705)	1,518	(3,187)
Addition of noncontrolling interest	—	—	—	—	—	—	—	240	240
Repurchase of ordinary shares	(2,041,836)	—	(5,825)	—	—	—	(5,825)	—	(5,825)
Share-based compensation	—	—	2,213	—	—	—	2,213	—	2,213
Vesting of restricted shares	403,793	—	—	—	—	—	—	—	—
Exercise of options	341,440	—	381	—	—	—	381	—	381
Dividend (Note 12)	—	—	(12,556)	—	—	—	(12,556)	—	(12,556)
Provision of statutory reserve	—	—	—	988	(988)	—	—	—	—

Balance at December 31, 2012	76,669,573	8	100,850	9,013	92,212	15,652	217,735	4,207	221,942

The accompanying notes are an integral part of these consolidated financial statements.

CHARM COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. dollars (‘‘US$’’)

	2010	2011	2012
Cash flows from operating activities:
Net income (loss)	38,492	48,026	(2,476)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	537	659	1,067
Amortization of intangible assets	—	665	1,043
Allowance for doubtful accounts	990	937	5,622
Impairment on cost method investments	1,810	—	—
Share-based compensation	2,499	3,069	2,214
Deferred tax assets	—	125	(66)
Non-monetary revenue transactions	(319)	(96)	—
Loss on disposals of fixed assets	—	473	17
Changes in fair value of consideration payable	—	—	(654)
Impairment on call option	—	—	345
Share of earnings from equity method investees	—	—	(350)
Changes in operating assets and liabilities:
Accounts and notes receivables	(20,181)	(60,388)	31,141
Prepaid expenses, deposits and other current assets	(38,654)	(34,696)	12,868
Other non-current assets	—	—	(2,347)
Amounts due from related parties	(2,423)	(865)	1,300
Accounts payable	8,275	39,977	(24,569)
Advances from customers	25,620	24,334	(29,483)
Accrued expenses and other current liabilities	7,252	2,342	(4,166)
Amounts due to related parties	(457)	(424)	8,787

Net cash provided by operating activities	23,441	24,138	293

Cash flows from investing activities:
Acquisition of fixed assets	(919)	(3,220)	(4,345)
Investment in equity method entities	—	(1,210)	(1,124)
Acquisition of ClickPro (net of cash acquired of US$373)	—	(1,111)	—
Proceeds from disposal of Zhizhonghe, a cost method investment (Note 9)	—	77	—
Proceeds from acquisition of Posterscope and Vizeum (net of cash acquired of US$4,114)	3,586	—	—

Net cash provided by (used in) investing activities	2,667	(5,464)	(5,469)

Cash flows from financing activities:
Distributions paid to shareholders	(14,455)	(5,829)	(12,556)
Proceeds from option exercise	374	186	381
Repurchase of ordinary shares	—	(1,906)	(5,825)
Series A preferred share redemption	(41,363)	—	—
Proceeds from issuance of ordinary shares to Aegis Media (net of issuance cost of US$350) (Note 16)	49,278	—	—
Payments of shareholder loan	(19,560)	—	—
Payments of deferred consideration for acquisition of Clickpro	—	—	(853)
Proceeds from Initial Public Offering	69,023	—	—
Payments of IPO expenses	(3,244)	—	—
Contribution of noncontrolling interest of Guozhi (Note 2)	—	—	156

Net cash provided by (used in) financing activities	40,053	(7,549)	(18,697)

Effect of exchange rates on cash and cash equivalents	2,422	4,961	1,056

Net increase (decrease) in cash and cash equivalents	68,583	16,086	(22,817)

Cash and cash equivalents at the beginning of the year	54,737	123,320	139,406

Cash and cash equivalents at the end of the year	123,320	139,406	116,589

Supplementary disclosure of cash flow information
Income taxes paid	364	1,543	1,908
Interest expense paid	488	—	—

Non-cash investing and financing activities
Payable for investment in Wasu digital	—	199	201
Payable for acquisition of ClickPro	—	5,289	3,834
Conversion of preferred shares to common shares upon IPO	19,428	—	—
Issuance of shareholder loan to acquire common shares	19,560	—	—
Accrued offering cost	532	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Charm Communications Inc. (the ‘‘Company’’) was incorporated under the laws of the Cayman Islands on January 25, 2008. The Company, together with its variable interest entities (‘‘VIEs’’) and subsidiaries (collectively the ‘‘Group’’), is an integrated advertising agency in the People’s Republic of China (the ‘‘PRC’’). For management purposes, the Group is currently organized into three operating segments—media investment management, advertising agency, and branding and identity services. The Group’s principal geographic market is in the PRC.

As of December 31, 2012, the Company’s subsidiaries and the Group’s variable interest entities included the following entities:

Companies	Place of Incorporation	Later of Establishment or Acquisition	Percentage of Legal Ownership

Subsidiaries:

Movie-Forward Ltd. (“Movie”)	BVI	June 2007	100%
Media Port Holding Limited (“Media Port”)	BVI	November 2009	100%
Media Talent International Limited (“Talent”)	BVI	May 2010	100%
Best Ranking Limited (“Best”)	BVI	October 2011	100%
CharmClick Inc. (“Click”)	Cayman Islands	July 2011	60%
Charm Hong Kong Limited (“Charm Hong Kong”)	Hong Kong	April 2008	100%
O’Master Communications (Hong Kong) Ltd. (“O’Master”)	Hong Kong	June 2010	100%
Posterscope (Hong Kong) Ltd. (‘‘Posterscope’’)	Hong Kong	January 2010	60%
Charm New Media (Hong Kong) Ltd. (‘‘New’’)	Hong Kong	November 2011	100%
Charm Future Media (Hong Kong) Ltd. (‘‘Future’’)	Hong Kong	November 2011	100%
Charm Electronic Media (Hong Kong) Ltd. (‘‘Elec’’)	Hong Kong	November 2011	100%
Charm Digital Media (Hong Kong) Ltd. (‘‘Digital’’)	Hong Kong	November 2011	100%
Neudior Corporation Limited (‘‘Neudior’’)	Hong Kong	November 2011	60%
Nanning Jetlong Technology Co., Ltd. (‘‘NJTC’’)	PRC	October 2005	100%
Beijing Vizeum Advertising Co., Ltd. (‘‘Vizeum’’)	PRC	January 2010	60%
Charm Media Co., Ltd. (‘‘Charm Media’’)	PRC	November 2010	100%
Shang Xing Media Co., Ltd. (‘‘Shang Xing’’)	PRC	October 2010	100%
Beijing Guozhi Travel & Culture Co., Ltd. (‘‘Guozhi’’)	PRC	September 2012	70%
Beijing Hongtu Zhuoyue Advertising Co., Ltd. (‘‘Hongtu’’)	PRC	September 2012	100%

VIEs and VIEs owned enterprises:

Shidai Charm Advertising Co., Ltd. (‘‘ShiDai’’)	PRC	November 2006	Nil*
QingHai Charm Advertising Co., Ltd. (‘‘QingHai’’)	PRC	August 2008	Nil*
Beijing Charm Culture Co., Ltd (“Charm Culture”)	PRC	November 2010	Nil*

*	These entities are controlled by the Company pursuant to the contractual arrangements described below.

Media Port holds 60% ownership of Posterscope, which holds all of the outstanding equity interest in Vizeum.

O’Master is a wholly owned subsidiary of Talent. O’Master holds all of the outstanding equity interest in Charm Media. Charm Media holds all of the outstanding equity interest in Shang Xing and Hongtu, and holds 70% equity interest in Guozhi.

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

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

NJTC, Charm Media and Shang Xing are wholly foreign owned enterprises (‘‘WFOEs’’).

PRC laws and regulations have certain restrictions on foreign ownership of media content and advertising business. To comply with these foreign ownership restrictions, prior to January 1, 2011, the Company conducted its substantive operations in the PRC through VIEs and their subsidiaries. As presented below, NJTC has entered into a series of exclusive contractual agreements with the VIEs and the shareholders of these VIEs. Under these agreements, NJTC has the ability to receive substantially all of the expected residual returns of the VIEs and their subsidiaries and also has the power to control the VIEs.

In June 2010, the Company acquired O’Master, which had more than three years’ operating history of an advertising business in Hong Kong, and accordingly it and its subsidiaries are not subject to the restrictions on foreign invested enterprises undertaking a media content and advertising business in the PRC. Starting January 2011 the Company has primarily conducted its business through Charm Media and Shang Xing. Charm Media is wholly owned by O’Master and Shang Xing is wholly owned by Charm Media as of December 31, 2012.

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

Exclusive Technology Support Agreements

Under the exclusive technical support agreements between NJTC and each of the VIEs, NJTC provides technology services and consulting services to the VIEs, in exchange for a quarterly service fee based on a predetermined formula. NJTC is entitled to adjust the service fees in its sole discretion. The term of each exclusive technology support agreement is twenty years from the effective date thereof, and the agreement will be automatically renewed for an additional twenty years upon expiration unless NJTC gives prior written notice to the VIEs not to renew the agreements.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

Agreements that transfer economic benefits to NJTC—continued

Equity Pledge Agreements

With respect to each of VIE and NJTC, the VIE and the nominee shareholders of the VIE have entered into an equity pledge agreement. Under the equity pledge agreement, the nominee shareholders have pledged their respective equity interests in the VIE to NJTC to secure the obligations of the VIE under its trademark, trade name and domain name license agreement and the exclusive technology support agreement with NJTC. In addition, the nominee shareholders agreed not to transfer, sell, pledge, dispose of or create any encumbrance on their equity interests in the VIE. The VIE covenants that without prior consent of NJTC, it will not distribute any dividends. The equity pledge agreement will expire two years after the VIE has fully performed its obligations under its trademark, trade name and domain name license agreement and the exclusive technical support agreement with NJTC.

Agreements that provide NJTC effective control over VIEs

Option and Cooperation Agreements

With respect to each of VIE and NJTC, the VIE and the nominee shareholders of the VIE have entered into an option and cooperation agreement. Pursuant to the option and cooperation agreement, NJTC has an exclusive option to purchase or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all or part of the equity interest in the VIE from the nominee shareholders. The purchase price for the entire equity interest shall be the minimum price permitted by applicable PRC laws, rules and regulations. Each shareholder of the VIE agreed to pay the purchase price received from NJTC to the VIE after NJTC exercised its option. The term of the option and cooperation agreement is twenty years from the effective date thereof, and the agreement will be automatically renewed for an additional twenty years upon expiration until the completion of the transfer of all of the equity interest provided therein.

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

These contractual arrangements provide the Company, through its wholly owned subsidiary, NJTC, (1) the power to direct the activities of the VIEs that most significantly affect their economic performance and (2) the right to receive the benefits from them. As a result the Company has consolidated the financial results of the VIEs since the establishment of VIEs.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

Risks in relation to the VIE structure

The shareholders of the VIEs are also beneficial owners of the Company. Their interests as shareholders of the VIEs may differ from the interests of the Company as a whole. The Company cannot be certain that if conflicts of interest arise, these parties will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest these parties may encounter in their capacity as shareholder of the VIEs, on the one hand, and as beneficial owners of the Company, on the other hand. The Company believes the shareholders of the VIEs will not act contrary to any of the contractual arrangements. If any conflict of interest or dispute between the Company and the shareholders of the VIEs arises and the Company is unable to resolve it, the Company would have to rely on legal proceedings in the PRC. Such legal proceedings could result in disruption of its business; moreover, there is substantial uncertainty as to the ultimate outcome of any such legal proceedings.

The Company’s ability to control the VIEs depends on the powers of attorney that enable the Company to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

The Company believes that the contractual arrangements with the VIEs are in compliance with PRC laws and are legally enforceable. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the regulatory authorities may exercise their discretion to deal with such violations, including:

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

The following financial statement balances and amounts of the Company’s VIEs, which were after the intercompany eliminations, were included in the accompanying consolidated financial statements:

	December 31, 2011	December 31, 2012
Total assets	73,157	17,746
Total liabilities	17,126	5,020

	2010	2011	2012
Revenue	183,608	36,734	112
Net income (loss)	39,439	(5,331)	(3,228)

	2010	2011	2012
Net cash provided by (used in) operating activities	15,544	(16,297)	(2,903)
Net cash used in investing activities	(661)	(641)	(793)
Net cash used in financing activities	(14,455)	(5,829)	—

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (‘‘US GAAP’’).

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

Accounts receivable and allowance for doubtful accounts

The Group provides specific provision for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial conditions of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the age of the balance, the customer’s historical payment history, the customer’s current credit-worthiness and the current economic trends.

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

Deposits

Deposits consist of the deposits that are required to bid for advertising slots with China Central Television (‘‘CCTV’’). The Group makes these deposits in advance of the bidding. If the bid is successful, the deposit will be used against future purchases of advertising time; if the bid is unsuccessful, the funds are returned.

Deposits also represent amounts paid by the Group to other television stations in order to secure advertising time on the respective television channels.

Other current assets

Other current assets include bank interest receivables, rental deposits, prepaid rent and staff advances.

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

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Intangible assets, net

Intangible assets, which consist of customer base, technology and non-compete agreements are carried at cost less accumulated amortization. Customer base is amortized based on the estimated attrition pattern of the acquired intangible; technology and non-compete agreements are calculated using the straight-line method over their respective expected useful lives as follows:

Customer base	6 years
Technology	3 years
Non-compete agreements	7 years

Equity method investments

Equity method investments relate to affiliated companies over which the Company has the ability to exercise significant influence, but does not have control. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee of between 20% and 50% and other factors, such as representation on the investee’s Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. The Company’s share of earnings of equity affiliate is included in the accompanying consolidated statements of operations.

Cost method investments

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

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step is not required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purpose of evaluating goodwill impairment and does not result in an entry to implied fair value of goodwill. Management performed an annual goodwill impairment test as of December 31, 2011 and 2012, and no impairment loss was required.

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

Financial instruments

Financial instruments include cash and cash equivalents, accounts and notes receivable, amounts due from related parties, cost method investments, equity method investments, accounts payable, amounts due to related parties and consideration payable. The carrying value of financial instruments, except for cost method investments or equity method investments, approximate their fair values, principally because of the short-term maturity of these instruments. Fair values of cost method investments and equity method investments are not readily determinable.

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

Level I—Observable inputs such as quoted prices in active markets for identical, unrestricted assets or liabilities.

Level II—Quoted prices for similar assets or liabilities, or inputs other than quoted prices in active markets that are observable, either directly or indirectly.

Level III—Unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions about the assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of option-pricing models, discounted cash flows models and similar techniques.

Revenue recognition

The Group recognizes revenues based on the following revenue recognition principles.

Revenues are recognized when the following four criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products or services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assured.

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

Advertising agency revenues are derived from commissions received for assisting advertising clients in obtaining advertisement time on media platforms, primarily television stations. In general, the commission received is based on certain percentage of the cost of the advertising time purchased by the client. In many cases, the client pays the media owner for the advertising resource through the Group. As the Group acts as an agent for the client in such transactions, the revenue from these transactions is recognized on a net of cost basis when the related advertisement resource is utilized by the client.

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

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Rebates to customers

The Group provides cash incentives to certain customers based on their media spending volume on the Company’s media investment business, and accounts for it as a reduction of revenue. The payables of rebate to customers are included in the advances from customers on the consolidated balance sheets. The Group has estimated and recorded rebates to customers of US$4,938, US$5,383 and US$6,064 for the years ended December 31, 2010, 2011 and 2012, respectively.

Cost of revenues

(1)	Media investment management

Cost of revenues related to media investment management is primarily the cost of advertising time or other advertising rights sold, business taxes and value added taxes (“VAT”). The cost of advertising time or other rights is expensed when the right is utilized by the client or expires unused. The cost of business taxes are expensed as incurred.

(2)	Advertising agency

Cost of revenues related to advertising agency is primarily personnel related costs, business taxes, VAT and equipment depreciation expense. These costs are expensed as incurred.

(3)	Branding and identity services

Cost of revenues related to branding and identity services is primarily costs incurred for advertisement production, personnel related costs and business taxes. These costs are expensed as incurred.

The total amount of business taxes, VAT and surcharges included in cost of revenues were US$6,810, US$8,340, and US$4,351 for the years ended December 31, 2010, 2011 and 2012, respectively.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program has been phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Starting from September 1, 2012, three PRC subsidiaries and one VIE of the Group became subject to VAT at the rate of 6%, on certain service revenues which were previously subject to business tax. VAT is recorded in cost of revenue when incurred and amounted to US$2,892 for the year ended December 31, 2012.

Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in other current liabilities on the consolidated balance sheets.

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

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar. The functional currency of the Company’s overseas subsidiaries is either United States dollar or Hong Kong dollar. The Company’s PRC subsidiaries and VIEs and their wholly owned enterprises determine their functional currencies to be the Chinese Renminbi (‘‘RMB’’). The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of its PRC subsidiaries, VIEs and their wholly owned enterprises, respectively.

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

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Noncontrolling interest

On January 20, 2010, the Group acquired 60% of Vizeum’s business for the purpose of providing with an enhanced service platform that enables the Group to attract new advertising clients and expand customer base. The 40% interest held by Aegis Media is recorded as noncontrolling interest in the consolidated financial statements.

On September 14, 2012, Guozhi was established with a 70% interest held by Charm Media for the purpose of expanding its tourism advertising businesses. The remaining 30% interest held by other shareholders is recorded as noncontrolling interest in the consolidated financial statements.

Redeemable noncontrolling interest

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

On the acquisition date, the 40% redeemable noncontrolling interest was recorded outside of the permanent equity on the consolidated balance sheet at fair value of US$4,416. Subsequently, the noncontrolling interest was carried at the higher of (1) the initial carrying amount, increased or decreased for the noncontrolling interest’s share of net income or loss or (2) the accreted amount to the expected redemption value. The increase of US$307 and US$711 in the carrying amounts of the redeemable noncontrolling interest were recognized as the net income attributable redeemable noncontrolling interest in the consolidated statements of operations for the years ended December 31, 2011 and 2012.

Share-based compensation

Share-based payments to employees are measured based on the fair values of share option on the grant dates and recognized as compensation expense over the requisite service periods on a straight-line basis with a corresponding addition to paid-in capital provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date.

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

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments. Beginning on January 1, 2012, the Group presents the components of net income, the components of other comprehensive income and total comprehensive income (loss) in two separate but consecutive statements. The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding the presentation of comprehensive income (loss).

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition, allowance for doubtful accounts, income taxes, fair value and impairment of cost method investments, fair value and impairment of goodwill and intangible assets, business acquisition and share-based compensation.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash balances in RMB as of December 31, 2011 and 2012 were RMB775.6 million (an equivalent of US$123.2 million) and RMB703.7 million (an equivalent of US$113.0 million), representing 88.4% and 96.9% of the cash and cash equivalents as of December 31, 2011 and 2012 respectively.

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable and notes receivable. As of December 31, 2011 and 2012, substantially all of the Group’s cash and cash equivalents were deposited in the financial institutions located in the PRC. Notes receivable represents bank drafts drawn upon the financial institutions located in the PRC. The Group uses state-owned financial institutions that management believes are of high credit quality to mitigate the risks associated with cash and cash equivalents and notes receivable. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and ongoing monitoring process on outstanding balances. Customer A accounted for more than 10% of accounts receivable as of December 31, 2012 and customer B accounted for more than 10% of accounts receivable as of December 31, 2011. For the years ended December 31, 2010, 2011 and 2012, there were no customers who accounted for 10% or more of the Group’s revenues.

Accounting pronouncements recently adopted

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The Group adopted this pronouncement effective January 1, 2012, which did not have a significant effect on the Group’s consolidated financial statements, as the Group chose to directly perform the two-step goodwill impairment test for 2012.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Accounting pronouncements recently adopted—continued

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect update the pronouncement issued in June 2011. The Group adopted this guidance effective January 1, 2012 and presented the total consolidated statements of comprehensive income in two separate but consecutive statements.

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•

Highest-and-best-use and valuation-premise concepts for nonfinancial assets-the guidance indicate that the highest-and- best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•

Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk-the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•

Premiums or discounts in fair value measure - the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•

Fair value of an instrument classified in a reporting entity’s stockholders’ equity - the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•	Disclosures about fair value measurements-the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

(i)	For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(ii)	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Accounting pronouncements recently adopted—continued

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The Group adopted this pronouncement effectively January 1, 2012, which did not have a significant effect on the Group’s consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income.

The guidance expands the exiting disclosure requirement for reporting net income or other comprehensive income in financial statements, including:

•

Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

•

Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

For public entities, the guidance is effective for reporting periods beginning after December 15, 2012. Early adoption is permitted. The Group will adopt this pronouncement on January 1, 2013, and do not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

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

The remaining 40% interest is held by Aegis Media which is recorded as noncontrolling interest in the consolidated balance sheet and consolidated statements of operations. Starting from January 1, 2016, Aegis Media will have the right to purchase the 60% equity interest owned by the Company, which may ultimately make Posterscope a wholly-owned subsidiary of Aegis Media. The consideration for the acquisitions of additional interest described above will be determined based on a multiple of the average after-tax profits of the joint venture for the two-year period prior to a transfer, which approximates the fair value of the 60% equity interest.

The acquisition was recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition. The net revenue and net income of Vizeum in the amount of US$4,882 and US$1,314, respectively, have been included in the consolidated statement of operations for the year ended December 31, 2010.

The Group allocated the purchase price to assets acquired and liabilities assumed as follows:

US$(000)
Cash and cash equivalents	4,114
Current assets	11,769
Fixed assets	185
Current liabilities	(15,188)
Noncontrolling interest	(352)

Total consideration	528

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

3.	ACQUISITION—continued

2011 Acquisition

On August 21, 2011, the Group acquired 60% of Shanghai Clickpro Advertising Company Limited’s and Shanghai Zhiqi Advertising Company Limited’s (“Clickpro”) business, a leading Chinese performance and SEM firm with proprietary technology and full-service capabilities, for the purpose of strengthening the Group’s performance marketing platform by integrating with existing search and performance marketing business. Pursuant to the acquisition agreement, the consideration for the acquisition includes (1) cash consideration of RMB22.4 million (US$3,476), out of which RMB15.3 million (US$2,458) was paid as of December 31, 2012. (2) three contingent consideration based on the net income of the acquired business of the next three twelve-month period ending June 30th from the acquisition date. As of the acquisition date, the total consideration was estimated to be RMB43.3 million (US$6,773), including cash consideration of RMB22.4 million (US$3,476) and contingent consideration of RMB20.9 million (US$3,297).

As of December 31, 2012, the total unpaid consideration was RMB23.9 million (US$3,834), including contingent consideration of RMB13.9 million (US$2,237). The fair value changes of contingent consideration amounted to nil and US$654 for the year ended December 31, 2011 and 2012, respectively, were recognized in the consolidated statements of operations.

The remaining 40% interest of Clickpro is recorded as redeemable noncontrolling interest in the consolidated balance sheet and consolidated statements of operations. Pursuant to the agreement with Clickpro, 5 years following the acquisition the Group shall have a call option to acquire all of the remaining 40% equity interest from the former shareholders of ClickPro, at a per share price based on a formula valuing the entire enterprise at certain times of the after-tax profit of the average for the trailing 3 years. The call option was initially recorded under the non-current assets at the estimated fair value as of the acquisition date of RMB6.4 million (US$994). For the year ended December 31, 2012, an impairment of RMB2.2 million (US$345) on the call option was recognized in the consolidated statements of operations as ClickPro did not reach the financial performance projection. If the call option is not exercised by the Group, the former shareholders of Clickpro shall have a put option after six years to require the Group to acquire their entire remaining 40% equity stake at the then-applicable agreed valuation based on the Clickpro’s performance for the trailing 3 years.

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

2011 Acquisition—continued

The acquisition was recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition. The net revenue and net income of Clickpro in the amount of US$1,828 and US$719, respectively, have been included in the consolidated statement of operations for the year ended December 31, 2011.

With the assistance of a third party appraiser, the Group allocated the purchase price to assets acquired and liabilities assumed as follows:

Cash and cash equivalents	373
Current assets	4,977
Fixed assets	16
Intangible assets	3,986
Goodwill	4,269
Call option	994
Current liabilities	(3,426)
Redeemable noncontrolling interest	(4,416)

Total consideration	6,773

The identifiable intangible assets are being amortized over their respective useful lives of 3 to 7 years.

The redeemable noncontrolling interest was recorded outside of the permanent equity on the consolidated balance sheet initially at the fair value of the redeemable noncontrolling interest as of the date of acquisition. The changes in the carrying amounts of the redeemable noncontrolling interest is recognized as net income attributable to redeemable noncontrolling interest in the consolidated statements of operations. For the years ended December 31, 2011 and 2012, the amount charged to the net income (loss) attributable to redeemable noncontrolling interest were US$90 and US$50 and accretion to redemption value were US$217 and US$761, respectively, as presented in the following table.

Redeemable noncontrolling interest
Balance at December 31, 2010	—
Addition through acquisition of ClickPro	4,416
Net income attributable to redeemable noncontrolling interest	90
Accretion to redemption value	217

Balance at December 31, 2011	4,723
Net loss attributable to redeemable noncontrolling interest	(50)
Accretion to redemption value	761

Balance at December 31, 2012	5,434

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

4.	ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Net accounts receivable consist of the following for the years ended December 31, 2011 and 2012:

	December 31, 2011	December 31, 2012
Accounts receivable	104,578	95,588
Allowance for doubtful accounts
Beginning balance	—	658
Additional allowance during the year	937	5,622
Write-off during the year	(279)	(656)

Less: ending balance	658	5,624

Accounts receivable, net	103,920	89,964

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

5.	FIXED ASSETS, NET

Fixed assets consist of the following:

	December 31, 2011	December 31, 2012
Computers, software and office equipment	2,466	4,622
Leasehold improvements	2,943	5,211

Sub-total	5,409	9,833
Less: accumulated depreciation	1,065	2,195

	4,344	7,638

Depreciation expenses were US$537, US$659 and US$1,067 for the years ended December 31, 2010, 2011 and 2012 respectively.

6.	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	December 31, 2011	December 31, 2012
Costs:
Customer base	1,638	1,638
Technology	1,151	1,151
Non-competence agreements	1,197	1,197
Exchange differences	76	109

	4,062	4,095

Accumulated amortization:
Customer base	(380)	(867)
Technology	(198)	(590)
Non-competence agreements	(87)	(263)

	(665)	(1,720)

Net carrying amount:
Customer base	1,258	771
Technology	953	561
Non-competence agreements	1,110	934
Exchange differences	76	109

	3,397	2,375

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

6.	INTANGIBLE ASSETS—continued

The weighted average remaining amortization period for customer base, technology, and non-compete agreements are approximately 4.5, 1.5 and 5.5 years, respectively.

The amortization expenses for acquired intangible assets for the years ended December 31, 2010, 2011 and 2012 were nil, US$665 and US$1,043. The Company expects to record amortization expenses of US$898, US$631, US$325, US$247 and US$180 for the next five years through December 31, 2017, respectively, and remaining US$88 will be amortized after 2017.

7.	GOODWILL

The changes in the carrying amount of goodwill for fiscal years 2011 and 2012 are as follows:

As of December 31, 2010	—
Acquisition of ClickPro	4,269
Exchange differences	66

As of December 31, 2011	4,335
Exchange differences	44

As of December 31, 2012	4,379

The Group performs its annual goodwill impairment tests on December 31 of each year. No impairment charge has ever been recognized by the Group.

8.	EQUITY METHOD INVESTMENTS

	December 31, 2011	December 31, 2012
Chongqing Changhui Culture Co., Ltd.	929	1,450
Wasu Digital Co., Ltd.	457	362
Chunqiu Charm Culture Co., Ltd.	59	—
Guangdong Nanfang Media New Broadcast Co., Ltd.	—	321
Total	1,445	2,133

In April 2011, the Group formed an entity named Chongqing Changhui Culture Co., Ltd. (“Chongqing Changhui”) with a third party, Chongqing Travel & Culture Communications Co., Ltd., (“Chongqing Travel”), to explore and promote the travel and tourism advertising market. The Group owned 45% equity interest with a total cash contribution of US$697. The Group shares dividends and undertakes risks and losses with Chongqing Travel in accordance with the Group’s respective shareholding percentages in the Chongqing Changhui under PRC laws. There are five seats on the Board of Chongqing Changhui and the Group takes two of them. According to Chongqing Changhui’s Articles of Association, all actions require the approval of two-thirds of the directors. As a result, the Group has significant influence but does not have control over Chongqing Changhui, and accordingly the Group recorded it as an equity method investment. The Group recorded its shares of the earnings of Chongqing Changhui at US$207 for the period from April 2011 to December 31, 2011 and US$507 for the year ended December 31, 2012.

In May 2011, the Group formed an entity named Wasu Digital Co., Ltd. (“Wasu Digital”) with a third party, Wasu Digital Group, (“Wasu Group”) to enhance its digital media. The Group owned a 65% equity interest with a total cash contribution of US$434 and another US$206 will be paid in 2013. The Group shares dividends and undertakes risks and losses with Wasu Group in accordance with the Group’s respective percentages in the registered capital contribution of the Wasu Digital under PRC laws. There are five seats on the Board of Wasu Digital and the Group takes three of them. According to Wasu Digital’s Articles of Association, all actions require the approval of two-thirds of the directors. The Group has significant influence but does not have control over Wasu Digital, and accordingly the Group recorded it as an equity method investment. The Group recorded its shares of the earnings (loss) in Wasu Digital at US$183 for the period from May 2011 to December 31, 2011 and (US$98) for the year ended December 31, 2012.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

8.	EQUITY METHOD INVESTMENTS —continued

In July 2011, the Group formed an entity named of Chunqiu Charm Culture Co., Ltd. (“Chunqiu Charm Culture”) with a third party, Beijing Chunqiu International Movie Culture Corporation, (“Chunqiu International”), to explore the film industry. The Group owned a 51% equity interest with a total cash contribution of US$79. The Group shares dividends and undertakes risks and losses with Chunqiu International in accordance with the Group’s respective shareholding percentages in the Chunqiu Charm Culture under PRC laws. There are seven seats on the Board of Chunqiu Charm Culture and the Group takes three of them. According to Chunqiu Charm Culture’s Articles of Association, all actions require the approval of a simple majority of the directors. The Company has significant influence but does not have control over Chunqiu Charm Culture, and accordingly the Group recorded it as an equity method investment. Chunqiu Charm Culture has not had any significant operations and was in operation loss during the period from July 2011 to December 31, 2012. The Group recorded its shares of the loss at US$22 for the period from July 2011 to December 31, 2011 and US$59 for the year ended December 31, 2012.

On December 25, 2012, the Group formed an entity named of Guangdong Nanfang Media New Broadcast Co., Ltd. (“Nanfang Media”) with a third party, Guangdong Nanfang International Media Advertising Co., Ltd. (“Guangdong Nanfang”), to explore the broadcast industry. The Group owned 40% equity interest with a total cash contribution of US$321. The Group shares dividends and undertakes risks and losses with Guangdong Nanfang in accordance with the Group’s respective percentages in the registered capital contribution of the Nanfang Media under PRC laws. There are five seats on the Board of Nanfang Media and the Group takes two of them. According to Nanfang Media’s Articles of Association, all actions require the approval of two-third of the directors. The Group has significant influence but does not have control over Nanfang Media, and accordingly the Group recorded it as an equity method investment. The Group’s share of the operating results of Nanfang Media for the year ended December 31, 2012 was immaterial.

The financial statement amounts and balances of Chongqing Changhui, the Group’s equity method investee, as shown in Chongqing Changhui’s financial statements were as follows:

	As of and for the year ended
	December 31,
	2011	2012
Total current assets	3,629	12,716
Total assets	4,059	13,078
Total current liabilities	1,998	9,861
Total liabilities	1,998	9,861
Total net revenue	1,928	3,242
Net income	460	1,123

9.	COST METHOD INVESTMENTS

In June 2012, Charm Culture and other shareholders established Shanxi Jiuyuanji Culture Industry Investment Co., Ltd. (“Shanxi Jiuyuanji”). The Group owned an 8.93% equity interest with a total cash contribution of RMB5 million (US$803). Shanxi Jiuyuanji operates culture-related businesses and explores culture tourism market of Shanxi Province.

The Group uses the cost method of accounting to record its cost method investments since the Group does not have the ability to exercise significant influence over the operating and financing policies.

During the years ended December 31, 2010, 2011 and 2012, impairment charges of US$1,810, nil and nil were recognized, respectively. The impairment charge in 2010 was related to Zhizhonghe, a cost method investment acquired in 2008. The fair value of the cost method investments is nil and US$803 as of December 31, 2011 and December 31, 2012, respectively.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

10.	ACCOUNTS PAYABLE

Accounts payable consist of the following:

	December 31, 2011	December 31, 2012
Advertising agency business (1)	59,930	37,857
Media investment management business	3,211	998

	63,141	38,855

(1)	For advertising agency business, the Group records revenues and costs on a net basis and the related accounts receivable and payable amounts on a gross basis.

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31, 2011	December 31, 2012
Taxes payable	7,876	2,635
Deposits from customers	7,399	6,996
Accrued professional costs	1,776	1,210
Accrued staff expenses	3,791	5,866
Accrued selling expenses	846	995
Others	1,188	1,210

	22,876	18,912

12.	DIVIDENDS PAYABLE

In 2010 and 2011, US$14,455 and US$5,829 were paid to the controlling shareholder of the company, respectively, to fully settle the dividend declared in 2008.

In February 2012, the board of directors of the Company approved to distribute a dividend of US$0.16 per share, which is equivalent to US$0.32 per American depositary share, in an aggregate amount of US$12,556 to the shareholders including the holders of American Depository Share. The dividend was paid in April 2012.

Balance at December 31, 2009	20,086
Dividend payments in 2010	(14,455)
Effect of exchange rate fluctuation	198

Balance at December 31, 2010	5,829
Dividend payments in 2011	(5,829)

Balance at December 31, 2011	—
Dividend declared in 2012	12,556

Dividend payments in 2012	(12,556)

Balance at December 31, 2012	—

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

13.	INCOME TAX EXPENSE

The current and deferred components of income tax expense (benefit) were as follows:

	2010	2011	2012
Current
PRC	1,998	2,283	1,537
Deferred
PRC	—	(125)	(65)

Total income tax expense	1,998	2,158	1,472

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Group is not subject to income tax.

Hong Kong

The entities in Hong Kong are subject to 16.5% income tax rate. No Hong Kong income tax has been provided as the Group does not have assessable profits that are earned in or derived from Hong Kong for the years ended December 31, 2010, 2011 and 2012.

PRC

The Group’s subsidiaries and VIEs in the PRC are all subject to PRC Enterprise Income Tax (‘‘EIT’’) on the taxable income in accordance with the relevant PRC income tax laws and regulations.

Under the PRC Enterprise Income Tax Law (‘‘the EIT Law’’) the standard income tax rate for domestic-invested and foreign-invested enterprises in the PRC is 25%.

The Group has two WFOEs and a VIE which are entitled to certain preferential tax rate.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

13.	INCOME TAX EXPENSE—continued

PRC—continued

NJTC, registered in Nanning, a city of the PRC, was entitled to a preferential EIT rate of 15% until the year of 2010 and was further granted to a two-year EIT exemption from its first profitable year, which is 2007 and 2008, followed by a 50% reduction of its applicable EIT rate for the succeeding three years. In addition, according to preferential tax policy of Nanning Beibuwan District Economic Zone, NJTC’s income tax rate was deducted by 3% in 2009 and 2010. Therefore, it was subject to 4.5% of EIT rate for 2009 and 2010, 12.5% for 2011, and 25% for 2012 and thereafter.

Qinghai, registered in Qinghai, a province of the PRC, was entitled to a two year EIT exemption from its first profitable year, which is 2009 and 2010, followed by a 50% reduction of its applicable EIT rate for the succeeding three years. Therefore, Qinghai is subject to 12.5% for 2011, 2012 and 2013, and 25% for 2014 and thereafter.

Charm Media, registered in Qinghai, a province of the PRC, was entitled to a two year EIT exemption from its first profitable year, which is 2011 and 2012, followed by a 50% reduction of its applicable EIT rate for the succeeding three years.

Shang Xing, registered in Yunnan, was entitled to a two year EIT exemption from its first profitable year, which is 2011 and 2012, followed by a 50% reduction of its applicable EIT rate for the succeeding three years.

The Group had minimal operations in jurisdictions other than the PRC.

The principal components of the Group’s deferred income tax assets are as follows:

	December 31, 2011	December 31, 2012
Deferred tax assets:
Current
Accrued payroll	87	476
Accrued expense	38	673
Allowance for doubtful accounts	115	827
Non-current
Net operating loss	341	1,943
Others	—	21

Total deferred tax assets	581	3,940
Valuation allowance	(456)	(3,749)

Net deferred tax assets	125	191

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

13.	INCOME TAX EXPENSE—continued

PRC—continued

The Group operates through subsidiaries and the VIE entities and the valuation allowance is considered on each entity’s basis. A valuation allowance of US$456 and US$3,940 was established as of December 31, 2011 and 2012, respectively. The Group believes that it is more likely than not that the related deferred tax assets will not be realized in the future.

A reconciliation of the income tax expense to the amount computed by applying the current tax rate to the income before income tax expense in the statements of operations is as follows:

	2010	2011	2012
Expected income tax expense at PRC EIT statutory rate of 25%	10,123	12,546	(251)
Non-deductible expenses	1,309	2,188	259
Effect of income tax rate differences in jurisdictions other than the PRC	924	1,184	1,141
Changes in valuation allowance	(791)	456	3,293
Effect of tax holiday inside PRC	(9,567)	(14,216)	(2,970)

Total income tax expense	1,998	2,158	1,472

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

13.	INCOME TAX EXPENSE—continued

PRC—continued

If the tax holidays granted to Shang Xing, Charm Media and Qinghai were not available, income tax provision and earnings per share amounts would be as follows:

	Year ended December 31,
	2010	2011	2012
Increase in income tax expense	9,567	14,216	648
(Reduction in net income) increase in net loss per share-basic	(0.14)	(0.18)	0.01
(Reduction in net income) increase in net loss per share-diluted	(0.13)	(0.17)	0.01

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries, However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to tax. The Company does not have a material deferred tax liability as of December 31, 2011 and 2012.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. On April 22, 2009, the State Administration of Taxation (the “SAT”) issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, on August 3, 2011, the SAT issued a bulletin to make clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. The Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. However, if the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. Aggregate undistributed earnings of the Company’s subsidiaries of US$125,881 located in the PRC that are available for distribution as of December 31, 2012 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Group that is outside the PRC.

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2010, 2011 and 2012. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within the next 12 months from December 31, 2012.

Since January 1, 2008, the relevant tax authorities of the Group’ subsidiaries have not conducted a tax examination on Charm Media, Shang Xing, and Charm Culture. In accordance with relevant PRC tax administration laws, tax years from 2008 to 2012 of the Group’s PRC subsidiaries and VIEs remain subject to tax audits as of December 31, 2012, at the tax authority’s discretion.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

14.	FAIR VALUE MEASUREMENTS

Measured on a recurring basis

The Group’s financial instrument measured at fair value on a recurring basis is related to the contingent consideration in connection with the acquisition of Clickpro, as presented in the following table.

	Liabilities at carrying values	Total fair value	Active market for identical liabilities (Level 1)	Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
As of December 31, 2012
Liabilities—Contingent acquisition consideration payable	2,237	2,237	—	—	2,237

The Group measured the fair value of contingent consideration as of December 31, 2012 using the income approach based on the scenario-based projections relevant to revenue and net income, which required the use of unobservable inputs including assumptions of projected revenue, cost, operating expenses, and other expenses, as well as a discount rate calculated based on average cost of equity of internet advertising industry.

The following table summarized the movement of the balances of the Group’s contingent consideration measured at fair value with level 3 inputs on a recurring basis:

Balance at December 31, 2010	—
Contingent consideration payable recorded in connection with acquisition of Clickpro (Note 3)	3,297
Balance at December 31, 2011	3,297
Amounts with contingency resolved	(474)
Changes in fair value	(654)
Exchange difference	68

Balance at December 31, 2012	2,237

Measured at fair value on a non-recurring basis

The Group measured fair value of assets and liabilities acquired in business acquisitions using various valuation methods, primarily consisting of the “cost”, “income approach-excess earnings” and “with & without” valuation methods. These purchased assets and liabilities are considered Level 3 assets and liabilities because the Group used unobservable inputs, reflecting the Group assessment of the assumptions that market participants would use in valuing these assets and liabilities (Note 3).

The Group measured the call option acquired with the acquisition of Clickpro, the equity method investments and cost method investments at fair value on a nonrecurring basis when it wrote down the carrying amounts of the investments to their fair value as a result of the impairment assessments. The determination of fair value of the investment involves judgment as to the severity and duration of the decline below fair value. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management estimation on the future performance of the investees and the recoverability of the investment.

The Group measured the intangible assets at fair value on a nonrecurring basis when the carrying amount of an asset may no longer be recoverable as a result of the impairment assessment. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection on the discounted future cash flow and the discount rate.

The Group measured the goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that the carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection on the discounted future cash flow and the discount rate.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

15.	NET INCOME PER SHARE

Basic net income per share and diluted net income per share have been calculated as follows:

	2010	2011	2012
Numerator:
Net income (loss) attributable to Charm Communications Inc.	37,967	46,147	(4,705)
Accretion of Series A convertible redeemable preferred shares	(1,215)	—	—
Undistributed earnings allocated to preferred shareholders	(658)	—	—

Net income (loss) attributable to ordinary shareholders for computing basic and diluted net income per ordinary share	36,094	46,147	(4,705)

Denominator:
Weighted average ordinary shares outstanding used in computing basic net income (loss) per share	70,483,686	78,266,839	77,498,250
Employee stock options (treasury effect)	2,992,215	3,846,926	—

Number of ordinary shares outstanding used in computing diluted net income (loss) per share	73,475,901	82,113,765	77,498,250

Net income (loss) per share—basic	0.51	0.59	(0.06)
Net income (loss) per share—diluted	0.49	0.56	(0.06)

For the year ended December 31, 2010, the Series A convertible redeemable preferred shares (“Series A preferred shares”) were anti-dilutive using “if converted” method in the dilutive earning per share computation.

A total of 3,733,377, nil and 2,350,418 employee stock option and nonvested shares have been excluded from the dilutive share calculation for the year ended December 31, 2010, 2011 and 2012, respectively, as their effect was anti-dilutive.

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

The Company’s Memorandum and Articles of Association, as amended in April 9, 2010, authorizes the Company to issue 205,000,000 ordinary shares with a nominal or par value of $0.0001 each and comprising of (a) 122,500,000 Class A ordinary shares and (b) 82,500,000 Class B ordinary shares. Upon the completion of the IPO, all of the Company’s ordinary shares held prior to the completion of the IPO and ordinary shares issued upon the exercise of options granted under the 2008 share incentive plan were designed into Class B ordinary shares, which are entitled to five votes per share, and ordinary shares issued upon or after the completion of the IPO are designated into Class A ordinary shares which are entitled to one vote per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Holders of Class A and Class B ordinary shares have the same rights except for voting and conversion rights.

On January 20, 2010, the Company issued 12,390,000 redeemable ordinary shares to Aegis Media for US$49,278, net of issuance costs of US$350. Aegis Media had an option until July 1, 2010 to require the Company to repurchase all or a portion of the ordinary shares held by Aegis Media if the Company was in breach of its obligations under its joint venture agreement. On April 16, 2010, the Company received a written acknowledgement from Aegis Media that the Company has fully satisfied its obligations. The option of Aegis Media to redeem these ordinary shares lapsed upon the acknowledgement. On January 20, 2010, the Company also purchased 4,890,000 ordinary shares from Mr. He Dang, the Company’s founder, for a consideration of approximately US$19,560. The Company financed the purchase of these shares through a promissory note to Mr. He Dang, with annual interest rate of 4.75%. During fiscal year 2010, the Company fully repaid the promissory note in which interest expense of US$488 was incurred.

In May 2010, the Company completed an initial public offering. In the offering, 7,812,500 American depositary shares (“ADSs”), representing 15,625,000 Class A ordinary shares were sold to the public at a price of US$9.50 per ADS. The net proceeds to the Company from the initial public offering, after deducting commissions and offering expenses, were US$65,247. And upon completion of the initial public offering, 5,000,000 Series A preferred shares were automatically converted into ordinary shares.

On September 14, 2011, the Board of Directors authorized the repurchase of up to US$10 million of the ordinary shares. During fiscal year 2011 the Company has repurchased 432,650 Class A ordinary shares from the market at an average price of US$8.8 per share for a total of US$1,906. During fiscal year 2012 the Company has repurchased 2,041,836 Class A ordinary shares from the market at an average price of US$7.33 per share for a total of US$5,825. Such repurchased shares were immediately cancelled and were accounted for as a reduction in additional paid-in capital.

On November 30, 2011, the Board of Directors increased the authorized number of Class A ordinary shares of the Company by 2,000,000, par value US$0.0001 per share, for future grants of options, restricted shares or restricted share units.

As of December 31, 2011 and 2012, there were 124,500,000 Class A ordinary shares and 82,500,000 Class B ordinary shares authorized, respectively.

As of December 31, 2011, there were 15,466,176 Class A ordinary shares and 62,500,000 Class B ordinary shares outstanding. As of December 31, 2012, there were 14,169,573 Class A ordinary shares and 62,500,000 Class B ordinary shares outstanding.

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

The Company accrued the 15% premium over the period as an accretion charge to increase the Series A Preferred Shares’ carrying value with debits to the retained earnings of US$1,215 for the years ended 2010.

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

On April 1, 2008, the Group adopted the 2008 share incentive plan (“2008 Plan”) which allows the Group to offer a variety of incentive awards to directors, employees and consultants. The Group has reserved 7,500,000 ordinary shares for issuance under the 2008 Plan. Out of these 7,500,000 shares, 7,254,005 shares had been issued to the employees upon exercise of their share options as of December 31, 2012. 245,995 shares remain available for future issuances, which were not considered as outstanding shares as of December 31, 2012, and therefore were excluded from the computation of earnings per share.

On December 30, 2011, the Group adopted the 2011 share incentive plan (“2011 Plan”) which allows the Group to offer a variety of incentive awards to directors, employees and consultants. On February 20, 2012, the Group reserved 6,000,000 ordinary shares under the 2011 Plan. As of December 31, 2011 and 2012, no options or shares were granted under the 2011 Plan.

Stock Option

On April 9, 2010, the Company granted 730,000 share options to directors, employees and consultants with an exercise price of US$3.40. No options were granted during 2011 and 2012.

The vesting periods of the options under the option plan are determined based on individual stock option agreements. Generally options have a graded vesting term and will vest 25% after the first year of service and ratably each month over the remaining 36-month period.

Out of the 730,000 share options granted on April 9, 2010, 215,000 share options shall vest over four years and are exercisable based on certain performance conditions. These shares are intended to provide an incentive for achieving specific performance objectives over a defined period. The number of options that shall vest and become exercisable range from zero to 100% depending on performance against objective, pre-established financial metrics at the end of the performance period. The Company believes it is probable that such goals will be achieved based on its quarterly evaluation. If such goals are not met or it is probable the goals will not be met, no compensation cost is recognized and any recognized compensation cost is reversed.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

18.	STOCK BASED COMPENSATION—continued

Stock Option—continued

The fair value of share options granted in 2010 was ranged from US$2.62 to US$2.70. Management has used Black-Scholes option pricing model to estimate the fair value of options granted with the following assumptions:

2010
Expected volatility	0.546~0.580
Risk-free interest rate	2.08%~2.56%
Expected dividend yield	0%
Expected term (in years)	3.02~3.58
Fair value of underlying ordinary share	US$5.00

(1)	Volatility

The volatility of the underlying ordinary shares during the expected term of the options was estimated based on the historical stock price volatility of the Company and comparable listed companies over a period comparable to the expected term of the options.

(2)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield of international government bonds of China with a maturity period similar to the expected term of the options.

(3)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(4)	Expected term

The expected term were estimated based on the vesting and contractual terms, employee demographics and the expected term of the similar companies.

(5)	Fair value of underlying ordinary shares

Prior to the completion of the IPO, when estimating the fair value of the ordinary shares on the grant dates, management considered a number of factors, including the result of a third party appraisal. After the completion of the IPO, the closing market price of the ordinary shares of the Company as of the grant date was used as the fair value of the ordinary shares on that date.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

18.	STOCK BASED COMPENSATION—continued

Stock Option—continued

The following table summarizes the Company’s share option activity as of and for the years ended December 31, 2010, 2011 and 2012:

	Number of options	Weighted average exercise price	Weighted average grant- date fair value	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	US$	(Years)	US$
Outstanding as of December 31, 2009	6,845,333	1.64	1.49	3.59	16,166

Granted	730,000	3.40	2.59
Exercised	135,102	2.76	0.88
Forfeited	846,839	2.99	1.35

Outstanding as of December 31, 2010	6,593,392	1.63	1.62	2.70	21,748

Exercised	138,724	1.41	1.54
Forfeited	346,685	3.14	1.70

Outstanding as of December 31, 2011	6,107,983	1.56	1.62	1.64	17,006

Exercised	338,440	1.10	1.53
Forfeited	129,972	3.06	1.12

Outstanding as of December 31, 2012	5,639,571	1.55	1.63	0.54	4,422

Vested and expected to vest at December 31, 2012	5,608,222	1.54	1.63	0.63	4,422

Exercisable at December 31, 2012	5,327,452	1.44	1.60	0.55	3,084

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

18.	STOCK BASED COMPENSATION—continued

Stock Option—continued

The following table summarizes information about stock options outstanding for the year ended December 31, 2012:

	Options Outstanding			Options Exercisable
Exercise prices	Number of shares	Weighted average exercise price per share	Weighted average remaining contractual life (years)	Number of shares	Weighted average exercise price per share	Weighted average remaining contractual life (years)
1.00	4,335,570	1.00	0.27	4,335,498	1.00	0.27
3.15	123,400	3.15	0.55	123,400	3.15	0.55
3.40	1,180,601	3.40	2.00	868,554	3.40	1.98

	5,639,571	1.55	0.54	5,327,452	1.44	0.55

As of December 31, 2012, there was US$814 of total unrecognized compensation cost related to unvested share options. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 1.00 years.

For the years ended December 31, 2010, 2011 and 2012, the aggregate intrinsic value of options exercised under the Company’s stock option plans were US$293, US$407 and US$315, respectively, determined as of the date of option exercise.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

Nonvested Shares

In 2010, 2011 and 2012, the Company granted 460,000, 372,000 and 190,668 nonvested shares to employees and consultants, respectively. The vesting periods of the nonvested shares under the plan were determined based on individual share agreements. Generally nonvested shares vest over two or four years. Out of nonvested shares granted, the vesting of 250,000 shares are subject to certain performance conditions, which are consistent with the terms for stock options. The total fair value of shares vested during the years ended December 31, 2010, 2011 and 2012 was nil, nil and $1,767, respectively. As of December 31, 2012, there was US$3,090 of total unrecognized compensation cost related to nonvested shares. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.28 years.

The following table summarizes the nonvested shares activity for the year ended December 31, 2010, 2011 and 2012:

	Number of Shares	Weighted average grant date fair value	Aggregate intrinsic value
Nonvested stock as of December 31, 2009	—	—
Granted	460,000	4.56

Nonvested stock as of December 31, 2010	460,000	4.56	2,268

Granted	372,000	5.19
Vested	(12,000)	4.56
Forfeited	(3,000)	4.56

Nonvested stock as of December 31, 2011	817,000	4.85	3,602

Granted	190,668	5.10
Vested	(347,418)	4.96
Forfeited	(25,000)	4.37

Nonvested stock as of December 31, 2012	635,250	4.86	1,999

Nonvested stock vested and expected to vest at December 31, 2012	925,868	4.89	1,870

For the year ended December 31, 2012, 268,000 nonvested shares were available for future grant under all plans.

The following table shows total stock-based compensation expense included in the consolidated statements of operations for the year ended December 31, 2010, 2011 and 2012:

	2010	2011	2012
Cost of revenue	7	4	1
Selling and marketing expense	1,468	1,979	1,506
General and administrative expense	1,024	1,086	707

Total	2,499	3,069	2,214

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

19.	PRC CONTRIBUTION PLAN

The Group’s full time employees in the PRC participate in a government-mandated defined contribution plan pursuant to which certain medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labour regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits for the years ended December 31, 2010, 2011 and 2012 were US$1,607, US$2,575 and US$3,398, respectively.

20.	COMMITMENTS

(a)	Lease commitments

The Group has entered into certain leasing arrangements relating to the lease of office premises. Rental expenses under operating leases for the years ended December 31, 2010, 2011 and 2012 were US$1,929, US$3,094 and US$4,165, respectively. The Group recognizes rent expenses under such arrangements on a straight-line basis over the term of the lease.

As of December 31, 2012, the Group was obligated under operating leases, which relate to office premises, requiring minimum lease payments as follows:

Years ended December 31,
2013	3,331
2014	3,141
2015	2,527
Thereafter	1,139

10,138

(b)	Purchase commitments

The Group entered into agreements with certain television stations to purchase advertising time. As of December 31, 2012, under these agreements, the Group is contractually obligated to make total minimum payments of US$125,888 and US$36,035 for the years ending December 31, 2013 and 2014, respectively.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

21.	SEGMENT AND GEOGRAPHIC INFORMATION

Segment information

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach to determine the operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making decisions, allocating resources and assessing the performance. The Group has three operating segments and determined that these three operating segments for the years ended December 31, 2010, 2011 and 2012 are media investment management, advertising agency, and branding and identity services.

The Group’s chief operating decision maker does not assign assets to these segments. Consequently, it is not practical to show assets by reportable segments.

The following table presents selected financial information relating to the Group’s segments:

Year ended December 31, 2012:

	Media Investment Management	Advertising Agency	Branding and Identity Services	Consolidated
Revenues	112,786	46,234	6,478	165,498
Cost of revenues	107,976	4,864	4,303	117,143

Gross profit	4,810	41,370	2,175	48,355
Unallocated operating expenses				(52,260)
Unallocated non-operating income, net				2,901

Loss before income tax expense				(1,004)

Year ended December 31, 2011:

	Media Investment Management	Advertising Agency	Branding and Identity Services	Consolidated

Revenues	238,837	34,285	7,016	280,138
Cost of revenues	187,878	3,737	4,015	195,630

Gross profit	50,959	30,548	3,001	84,508
Unallocated operating expenses				(36,823)
Unallocated non-operating income, net				2,499

Income before income tax expense				50,184

Year ended December 31, 2010:

	Media Investment Management	Advertising Agency	Branding and Identity Services	Consolidated

Revenues	162,623	24,776	5,002	192,401
Cost of revenues	118,224	2,867	2,715	123,806

Gross profit	44,399	21,909	2,287	68,595
Unallocated operating expenses				(27,062)
Unallocated non-operating expenses, net				(1,043)

Income before income tax expense				40,490

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

21.	SEGMENT AND GEOGRAPHIC INFORMATION—continued

Geographical information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

22.	RELATED PARTY TRANSACTIONS

Repurchase of ordinary shares from the controlling shareholder and subsequent payment of shareholder loan

On January 20, 2010, the Company purchased 4,890,000 ordinary shares from Mr. He Dang, the Company’s controlling shareholder, for a consideration of approximately US$19,560. The Company financed the purchase of these shares through a promissory note to Mr. He Dang, with an annual interest rate of 4.75%. During the fiscal year 2010, the Company fully repaid the promissory note in which interest expense of US$488 was incurred.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

22.	RELATED PARTY TRANSACTIONS—continued

Advertising services

During the year 2011 and 2012, the Group received or provided certain advertising services to the Group’s subsidiary’s noncontrolling shareholder’s group companies and equity investment entities, and paid or received cash accordingly.

Such transactions are related to the advertising agency business and hence the corresponding provision of advertising services is recognized in the net revenues under advertising agency on a net basis in the consolidated statements of operations.

Revenue from the related parties recognized in the consolidated financial statements and the corresponding payments received from the related parties for the year ended December 31, 2010, 2011 and 2012 are as follows:

Revenue from related parties	2010	2011	2012
Chongqing Changhui	—	1,107	114
Aegis Media	5,909	5,841	6,923
Wasu Digital	—	—	477

Total	5,909	6,948	7,514

Receipts of payments from related parties	2010	2011	2012
Chongqing Changhui	—	5,626	8,114
Aegis Media	5,147	3,257	28,867
Wasu Digital	—	—	76

Total	5,147	8,883	37,057

In respect of the purchase of advertising services, the payments made to the related parties for the purchase of advertising services for the year ended December 31, 2010, 2011 and 2012 are as follows:

	2010	2011	2012
Aegis Media	1,118	5,109	21,615
Wasu Digital	—	385	43

Total	1,118	5,494	21,658

Rental expenses

The Group leased office space and cars from the Company’s controlling shareholder and his family member. The rental amount was determined based on market prices. Rental expenses for the years ended December 31, 2010, 2011 and 2012 were US$743, US$853 and nil, respectively.

Other Transactions

During the year 2011, the Group received a deposit of US$159 from Chongqing Changhui, which acted as an agent of customers placing advertisement through the Group.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

22.	RELATED PARTY TRANSACTIONS—continued

Other Transactions—continued

The Group also received injection of capital of US$162, for an entity to be established, from Mr. Zhu Hong Gang, who is the noncontrolling shareholder of Clickpro and the management responsible for Clickpro’s business, received an advertising fee of US$346 on behalf of the Group.

Staff cost and the royalty fee of Vizeum paid by Aegis Media during the years of 2011 and 2012, were US$799 and US$1,191, respectively.

The related party balances as of December 31, 2011 and 2012 were US$3,494 and US$1,938 in amounts due from related parties and US$4,460 and US$13,310 in amounts due to related parties mostly in connection with the advertising services provided to or received from the following related parties, respectively. The balances with related parties were due within one year.

Amounts due from related parties	December 31, 2011	December 31, 2012
Chunqiu Charm Culture	22	—
Mr. Zhu Hong Gang	346	—
Aegis Media	1,723	571
Chongqing Changhui	1,403	1,133
Wasu Digital	—	154
Mr. Fu Rao	—	80

Total	3,494	1,938

Amounts due to related parties	December 31, 2011	December 31, 2012
Wasu Digital	206	751
Mr. Zhu Hong Gang	162	164
Aegis Media	4,092	12,226
Chongqing Changhui	—	169

Total	4,460	13,310

23.	STATUTORY RESERVE

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiaries being foreign-invested enterprises established in China, is required to provide for certain statutory reserves, namely general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in their PRC statutory accounts. They are required to allocate at least 10% of their after-tax profits to the general reserve fund until such fund has reached 50% of their respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the Company’s subsidiaries.

In accordance with the PRC Company Laws, the Company’s VIEs must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. They are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to other surplus funds is made at the discretion of the Company’s VIEs and its subsidiaries.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

23.	STATUTORY RESERVE—continued

General reserve fund and statutory surplus fund are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. Staff welfare and bonus fund and statutory public welfare fund are restricted to the capital expenditures for the collective welfare of employees. These reserves are not allowed to be transferred to the Group in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation. The Group provided US$164, US$4,978 and US$988 statutory reserve for the years ended December 31, 2010, 2011 and 2012, respectively.

24.	RESTRICTED NET ASSETS

Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets either in the form of dividends, loans, or advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries, VIEs and their wholly owned subsidiaries, totaling approximately US$77,565 and US$79,677 as of December 31, 2011 and 2012, respectively. Therefore, the Financial Statement Schedule I—Condensed financial information of the Company is included with the consolidated financial statements.

25.	SUBSEQUENT EVENTS

In March 2013, the board of directors of the Company approved to distribute a dividend of US$0.25 per share, which is equivalent to US$0.50 per American Depositary Share, in an aggregate amount of approximately US$20,000 out of the Company’s additional paid-in capital to the holders of American Depository Shares. The dividend will be paid in May 2013.

In April 2013, the Company’s board of directors has authorized to amend the 2008 Share Incentive Plan terms and also approve some 2008 grants amendment. The contractual term of the options granted under the 2008 plan was extended from five years to ten years. Five option agreements with total 960,000 share options were modified to 625,000 share options, and the exercise prices in the four option agreements are modified from $3.4 or 3.15 per ordinary share to nil per ordinary share. Incremental compensation expenses, if any, will be recognized upon modification during the remaining vesting period.

CHARM COMMUNICATIONS INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF THE COMPANY

STATEMENTS OF OPERATIONS

	Years ended December 31
	2010	2011	2012
Total operating expenses	(3,440)	(5,110)	(4,706)

Operating loss	(3,440)	(5,110)	(4,706)
Equity in profit of subsidiaries and variable interest entities	42,171	52,742	2,114
Interest income	249	394	116
Interest expense	(488)	—	—

Net income (loss)	38,492	48,026	(2,476)

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF THE COMPANY

COMPREHENSIVE INCOME (LOSS)

	2010	2011	2012
Net income (loss)	38,492	48,026	(2,476)
Other comprehensive income, net of tax
Foreign currency translation adjustments	4,254	9,065	2,268

Comprehensive income (loss)	42,746	57,091	(208)
Comprehensive income (loss) attributable to Charm Communications Inc.’s ordinary shareholders	42,746	57,091	(208)

CHARM COMMUNICATIONS INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF THE COMPANY

BALANCE SHEETS

	December 31, 2011	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	15,113	2,227
Due from subsidiaries	74,818	67,175
Investment in subsidiaries and variable interest entities	145,032	147,535
Other current assets	2,270	1,206

Total current assets	237,233	218,143

Non-current asset:
Other non-current asset	—	357

Total non-current asset	—	357

TOTAL ASSETS	237,233	218,500

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other current liabilities	1,274	765

Total liabilities	1,274	765

Equity

Charm Communications Inc.’s Equity
Ordinary shares (US$0.0001 par value per share; 207,000,000 and 207,000,000 shares authorized; 77,966,176 and 76,669,573 shares issued and outstanding as of December 31, 2011 and December 31, 2012, respectively)	8	8
Additional paid-in capital	116,637	100,850
Retained earnings	105,930	101,225
Accumulated other comprehensive income	13,384	15,652

Total Equity	235,959	217,735

TOTAL LIABILITIES AND EQUITY	237,233	218,500

CHARM COMMUNICATIONS INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF THE COMPANY

CASH FLOW STATEMENTS

	Years ended December 31
	2010	2011	2012
Cash flows from operating activities
Net income (loss)	38,492	48,026	(2,476)
Adjustments to reconcile net income to net cash used in (provided by) operating activities:
Equity income from subsidiaries and variable interest entities	(42,171)	(52,742)	(2,114)
Share-based compensation cost	2,499	3,069	2,214
Changes in operating assets and liabilities:
Due from subsidiaries	(28,964)	(5,137)	7,292
Other current assets	(268)	83	1,064
Other non-current asset	—	—	(357)
Accrued expenses and other current liabilities	1,184	136	(509)

Net cash (used in) provided by operating activities	(29,228)	(6,565)	5,114

Cash flows from financing activities
Proceeds from option exercise	374	186	381
Repurchase of ordinary shares	—	(1,906)	(5,825)
Payments of Series A preferred share redemption	(41,363)	—	—
Proceeds from issuance of ordinary shares to Aegis, net of issuance cost of US$350	49,278	—	—
Payments of shareholder loan	(19,560)	—	—
Payments of dividend	—	—	(12,556)
Proceeds from Initial Public Offering	69,023	—	—
Payment of IPO expenses	(3,244)	—	—

Net cash provided by (used in) financing activities	54,508	(1,720)	(18,000)

Net increase (decrease) in cash and cash equivalents	25,280	(10,379)	(12,886)
Cash and cash equivalents at the beginning of the year	212	25,492	15,113

Cash and cash equivalents at the end of the year	25,492	15,113	2,227

Basis of presentation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company used the equity method to account for investments in its subsidiaries and variable interest entities.

The Company records its investment in its subsidiaries and variable interest entities under the equity method of accounting. Such investment is presented on the balance sheet as “Investment in subsidiaries and variable interest entities” and share of their profit as “Equity in profit of subsidiaries and variable interest entities” on the statements of operations and comprehensive income (loss).

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted.