Form 20-F
period 2013-12-31
Charm Communications Inc.
filed 2014-05-15
CIK 1485487

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act Of 1934

or

☒	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013.

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

Ms. Cindy Wang

Legend Town, CN01 Floor 4

No.1 Ba Li Zhuang Dong Li, Chaoyang District

Beijing 100025, People’s Republic of China

E-mail: cindy.wang@charmgroup.cn

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

18,901,128 Class A ordinary shares and 62,500,000 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2013.

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

FISCAL YEAR ENDED DECEMBER 31, 2013

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

A. Selected Financial Data

The selected financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2011, 2012 and 2013 and the selected balance sheet data as of December 31, 2012 and 2013 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2009 and 2010, and the selected condensed consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited financial statements not included in this annual report.

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	(US$ in thousands, except share and per share data)
Condensed Consolidated Statement of Operations Data:
Revenues:
Media investment management	87,275	162,623	238,837	112,786	128,436
Advertising agency	15,301	24,776	34,285	46,234	50,356
Branding and identity services	3,466	5,002	7,016	6,478	5,011

Total revenues	106,042	192,401	280,138	165,498	183,803

Cost of revenues:
Media investment management	68,538	118,224	187,878	107,976	117,578
Advertising agency	2,057	2,867	3,737	4,864	4,243
Branding and identity services	1,568	2,715	4,015	4,303	3,765

Total cost of revenues	72,163	123,806	195,630	117,143	125,586

Gross profit	33,879	68,595	84,508	48,355	58,217

Operating expenses:
Selling and marketing expenses	10,979	20,314	27,119	36,026	38,204
General and administrative expenses	5,560	6,748	9,704	16,234	17,748

Total operating expenses	16,539	27,062	36,823	52,260	55,952

Share of earnings from equity method investees	—	—	2	350	75
Changes in fair value of consideration payable	—	—	—	654	521
Impairment on call option	—	—	—	345	285
Operating profit (loss)	17,340	41,533	47,687	(3,246)	2,576

Interest income	575	1,255	2,497	2,255	1,026
Interest expense	—	(488)	—	—	—

Impairment on cost method investments	(1,940)	(1,810)	—	—	—
Realized gain from sales of equity securities	—	—	—	—	—
Other income (expense)	44	—	—	(13)	(792)

Income (loss) before income tax expense	16,019	40,490	50,184	(1,004)	2,810
Income tax expense	752	1,998	2,158	1,472	1,409

Net income (loss)	15,267	38,492	48,026	(2,476)	1,401
Net income attributable to noncontrolling interest	—	525	1,572	1,518	706
Net income attributable to redeemable noncontrolling interest	—	—	307	711	299
Net income (loss) attributable to Charm Communications Inc.	15,267	37,967	46,147	(4,705)	396

Accretion of Series A convertible redeemable preferred shares	7,800	1,215	—	—	—
Net income (loss) attributable to Charm Communications Inc.’s ordinary shareholders	7,467	36,752	46,147	(4,705)	396
Net income (loss) per share:
Basic	0.07	0.51	0.59	(0.06)	0.00
Diluted	0.07	0.49	0.56	(0.06)	0.00
Shares used in computation of net income (loss) per share:
Basic	50,000,000	70,483,686	78,266,839	77,498,250	79,871,761
Diluted	52,011,34	73,475,901	82,113,765	77,498,250	80,639,506
Share-based compensation expenses during the year included in:
Cost of revenues	17	7	4	1	—
Selling and marketing expenses	1,481	1,468	1,979	1,506	1,905
General and administrative expenses	786	1,024	1,086	707	1,086

Condensed Consolidated Balance Sheet
Cash and cash equivalents	54,737	123,320	139,406	116,589	121,228
Total assets	142,600	286,632	424,617	358,630	371,229
Total liabilities	61,897	106,357	181,486	131,254	148,378
Series A convertible redeemable preferred shares	59,576	—	—	—	—
Total Charm Communications Inc. shareholders’ equity	21,127	179,398	235,959	217,735	211,837
Non-controlling interest	—	877	2,449	4,207	5,281
Net assets	80,703	180,275	238,408	221,942	217,118

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

A number of Renminbi-denominated figures used in this prospectus are accompanied with U.S. dollar translations. The rate we used for the translations was RMB6.0537 = US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Board on December 31, 2013. On, 2014, the exchange rate was RMB to US$1.00. No representation is made that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
	(RMB per US$1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4632	6.6364	6.2939
2012	6.2301	6.3088	6.2221	6.3879
2013	6.0537	6.1478	6.0537	6.2438
October	6.0943	6.1032	6.0815	6.1209
November	6.0922	6.0929	6.0903	6.0993
December	6.0537	6.0738	6.0537	6.0927
2014
January	6.0590	6.0509	6.0402	6.0600
February	6.1448	6.0816	6.0591	6.1448
March	6.2164	6.1729	6.1183	6.2273
April	6.2591	6.2246	6.1966	6.2591
May (through May 9, 2014)	6.2270	6.2397	6.2255	6.2591

Source: The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

A significant part of our business has been our media investment management business, in which we typically act as the exclusive advertising agent for television channels or certain programs on them. In 2011, 2012 and 2013, our media investment management business accounted for approximately 85.3%, 68.2% and 69.9% of our total revenues, and approximately 60.3%, 9.9% and 18.7% of our gross profit, respectively. We have significantly expanded our media investment management business before year 2011 by entering into exclusive advertising agency agreements with respect to additional satellite and regional television channels.

Under our agreements with television channels regarding our media investment management business, we are typically obligated to pay amounts to the television channels for the relevant advertising time and other advertising rights, regardless of whether we can sell such advertising time and rights, at what prices we sell such advertising time and rights and whether we receive payments from advertisers. For example, as of December 31, 2013, we were obligated under our agreements with television stations to make payments of approximately US$144.5 million in the aggregate for 2014 and thereafter. We will need to sell a significant amount of advertising time and other advertising rights on these television channels in order to produce the profits we expect. If we fail to sell the advertising time and other advertising rights at desired prices, we may not realize the expected returns, and we will incur losses to the extent that our revenues from sales of such advertising time and rights are less than our payment obligations to the television channels plus our related operating expenses. As the payment obligations under most of our current exclusive agency arrangements are negotiated on an annual basis, our payment obligations to television stations typically last for one year unless the arrangements are renewed or renegotiated. In the future, we may enter into exclusive agency arrangements with payment obligations for more than one year, in which case we would be subject to the increased risk that we may not realize the expected returns or could incur losses. Furthermore, we may not be able to renew our existing exclusive agency arrangements or enter into new exclusive agency arrangements on attractive terms or at all. Consequentially, our results of operations, financial condition and business prospects would be materially and adversely affected.

We may not be able to enter into new or renew the existing arrangements with television channels on commercially feasible terms, or at all.

Our exclusive advertising agency arrangements with respect to programs or events on television channels are typically for a limited term, without guarantee for renewal upon expiration. Our non-exclusive advertising agency arrangements are typically for a one-year term, without guarantee for renewal upon expiration. The agreements governing these arrangements may not be renewed upon expiration, and may be terminated prior to expiration if we commit a material breach or for other reasons. Since we do not have the protection of long-term agreements with television channels in connection with our media investment management business, we are subject to change in policies or practices by the television channels that have signed those agreements with us, as well as other uncertainties that could result in the termination of, or other changes in these agreements or arrangements. For example, our agreement with SMG governing our exclusive agency arrangement with Shanghai Dragon Television expired at the end of 2011 and we did not renew this agreement. We renewed our contract with Tianjin Television Station governing our exclusive agency arrangement with Tianjin Satellite Television for 2012, but we only signed exclusive agency arrangements for part of the time slots rather than for the entire channel. We also decided to terminate our exclusive arrangement with Hubei Provincial Economic TV at the end of 2011 even though we have priority to renew the contract per original terms. We didn’t renew our exclusive arrangement with Shanghai Channel Young program at the end of 2012. We didn’t renew our exclusive arrangement with Tianjing Satellite Channel and Beijing Gehua Cable Network at the end of 2013. If we are unable to enter into new, or renew our exclusive and non-exclusive advertising agency arrangements with the television channels on commercially feasible terms or at all, our results of operations, financial condition and business prospects would be materially and adversely affected.

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

Our CCTV-related business has been, and is expected to continue to be critical to our business and financial performance. Our revenue derived from our CCTV-related business, which includes our advertising agency business and media investment management business, US$87.1 million, or 31.1% of our total revenues, in 2011, US$68.2 million, or 41.2% of our total revenues, in 2012 and US$61.7 million, or 34.0% of our total revenues, in 2013. Our CCTV-related business accounted for approximately 43.8%, 62.2% and 54.3% of our total gross profit for 2011, 2012 and 2013, respectively. In particular, in our advertising agency business, we primarily derive revenues from representing advertising clients to place their advertisements on CCTV. Furthermore, we believe that our track record and performance in securing prime-time advertising time on CCTV have contributed, and may continue to contribute significantly to our brand name and the development of our blue-chip client base of Chinese advertisers, which are expected to have a substantial impact on our overall business. Consequently, the continued success in our business depends on our ability to maintain our relationship with CCTV, which is subject to a number of risks, including the following:

•	CCTV may change its sales method at any time as it wishes and without prior notice to us, including its annual public auction for prime-time advertising time. For example, CCTV had implemented an auction-based system for selling non-prime time advertising time beginning in 2010 on certain channels, which were previously sold at predetermined prices. If CCTV introduces new methods of sales that are materially different from the methods it is currently using, we may lose our competitive advantage for CCTV’s advertising time. It may take us a significant amount of time to develop expertise, if at all, in buying advertising time on CCTV under any new sales method.

•	CCTV may begin to specify a limit on total advertising time that may be purchased by advertisers represented by one advertising agency in the future, in which case our growth potential would be limited as we would not be able to represent our advertising clients to purchase more CCTV advertising time when we exceed the limit.

•	CCTV has sole discretion to set and adjust the amount of sales commissions and performance bonuses it pays to advertising agencies in the future, and CCTV may decide to stop paying such sales commissions or performance bonuses in a large portion or altogether at any time. In 2011, 2012 and 2013, sales commissions and performance bonuses from CCTV in the aggregate accounted for 2.8%, 5.8% and 6.1%, respectively, of our total revenues.

•	CCTV’s advertising time, particularly prime-time advertising time, is limited resources and are highly coveted by advertisers and advertising agencies. As a result, there is intense competition for such advertising time. In particular, we face intense competition for CCTV related advertising business from a number of domestic competitors, such as Walk-On Advertising Co., Ltd. (San Ren Xing) and Sinomedia, which may have competitive advantages, such as significantly greater financial, marketing or other resources or stronger market reputation.

•	We do not have a long-term agreement with CCTV with respect to our television agency business on CCTV. In addition, our agreements with CCTV with respect to our media investment management business are entered into annually or on an event-by-event basis. Therefore, CCTV has no contractual obligations to continue its relationship with us and may decide to terminate this relationship at any time on its own.

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

Competition in the advertising industry in China is intense. Key competitive considerations for retaining existing business and winning new business include our ability to obtain advertising time on CCTV, our ability to develop creative solutions that meet client needs, the scope, quality, effectiveness and cost of the services we offer and our ability to efficiently serve clients on a broad geographic basis. The competition we face is primarily associated with the following:

•	Chinese advertising companies . Our competitors include Chinese advertising companies such as Walk-On Advertising Co. Ltd. (San Ren Xing), and Sinomedia. We compete with them primarily for Chinese advertising clients and for access to highly demanded advertising time in connection with our television agency business. We also compete with them for desirable television resources with respect to our media investment management business.

•	Multinational advertising companies . We also face increasing competition from multinational advertising companies, such as Publicis Groupe S.A., WPP Group Plc. and Dentsu Inc., that are members of the American Association of Advertising Agencies or 4A advertising agencies. Most of the 4A advertising agencies operating in China offer a range of comprehensive advertising services to advertisers through their PRC subsidiaries or affiliates. We expect our competition with these multinational advertising companies to increase as these companies strive to increase their market share in the television advertising industry in China.

•	Players in new advertising media . The spread of the internet and other new methods of communications have given rise to a number of new advertising media, such as media on public transportation systems and in-store media that compete with companies in the television advertising industry where we operate, for overall advertising spending in China.

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

Television viewing habits have evolved over time, and our continued reliance on the CCTV relationship may leave us vulnerable to disruptive media platforms such as the internet, mobile televiusion and out-of-home media. As part of our strategy, we plan to secure media resources in such new advertising media platforms. For example, in October 2010, we entered into an agreement to establish a joint venture with Wasu Digital Group, or Wasu Group, China’s largest operator and digital content providers for cable TV, 3G mobile TV and broadband TV and a supplier of IPTV services. The joint venture will seek to develop and set advertising industry standards on these new media network platforms, including the development of advertising products, product pricing, sales strategy, promotional materials as well as development of advertising sales and agency policies. Also, in 2011, we signed exclusive advertising agency agreements with Beijing Gehua Cable Network, Shanghai New Media Information Broadcasting Co., Ltd. and Guangzhou Zhujiang Online Multimedia Co., Ltd. to operate digital media advertising on interactive HDTV digital cable platforms in Beijing, Shanghai and Guangzhou, respectively.

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

In January 2010, we formed a consolidated joint venture with international 4A advertising group, Aegis Media, which has since combined with Dentsu, Inc. to operate its brand, “Vizeum” in China. Also, in October 2010, we entered into an agreement to form a joint venture with Wasu Group, one of China’s national operators of IPTV, 3G mobile TV and broadband TV to develop and set the advertising industry standards on new media network platforms, including the development of advertising products, product pricing, sales strategy, promotional materials as well as the development of advertising sales and agency policies. In April 2011, we formed a joint venture with Chongqing Travel & Culture Communications Co., Ltd., or Chongqing Travel, to explore and promote Chongqing’s travel and tourism advertising market. Our joint ventures are subject to various risks and may not be successful. We have no prior experience in operating such joint ventures, which are governed by a series of contractual arrangements that have not yet been tested in practice. If we are unable to address, in a timely and effective manner, operational, legal, cultural and other material differences that may arise between us and our joint venture partners, or any other changes in the relationships between us and our joint venture partners, the business of the relevant joint venture could be significantly disrupted.

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

To grow our business, we may continue to pursue acquisition opportunities that are complementary to our business. For example, in August 2011 we acquired a 60% stake in privately-held ClickPro, a leading performance and search engine marketing, or SEM firm in China, which has been integrated with our existing SEM business to form our fourth major brand, CharmClick.

In addition, we may not be able to identify and secure suitable acquisition opportunities in the future. In fact, since August 2011, we have yet to complete any additional acquisitions. Our ability to consummate and integrate effectively any future acquisitions on terms that are favorable to us may be limited by a number of factors, such as the number of attractive acquisition targets, internal demands on resources and, to the extent necessary, our ability to obtain financing on satisfactory terms for larger acquisitions, as well as our ability to obtain necessary shareholder or governmental approvals.

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

We derive a significant portion of our revenues from a limited number of large advertising clients. For example, our ten largest advertising clients accounted for approximately 17.0%, 20.0% and 33.0% of our total revenues in 2011, 2012 and 2013, respectively. Our clients generally are able to reduce advertising and marketing spending or cancel an advertising campaign at any time for any reason. It is possible that our clients could reduce their advertising spending in a given period in comparison with historical patterns and they could reduce their advertising spending for future periods. A significant reduction in advertising and marketing spending by our large clients or the loss of one or more of our large clients, to the extent the loss in our revenues resulting from the loss of these clients is not replaced by new client accounts or increased business from existing clients, would lead to a substantial decline in our revenues, which could have a material adverse effect on our business, results of operations and financial condition.

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

Based upon the past and projected composition of our income and valuation of our assets, including any goodwill, we do not believe we were a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2013 and we do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were a PFIC, such characterization could result in adverse United States federal income tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. Further, if we were a PFIC for any year during which a U.S. investor held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. investor held our ADSs or ordinary shares. Each U.S. investor is urged to consult its tax advisor regarding the U.S. federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we were or become classified as a PFIC.

The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (including cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs and ordinary shares, which is subject to change. We cannot assure you that we were not a PFIC for 2013 or that we will not be a PFIC for any future taxable year. As the determination of PFIC status requires extensive factual investigation, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of income we earn, this determination, although ultimately legal in nature, is beyond the scope of legal counsel’s role and, accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status.

We have identified one material weakness in our internal control over financial reporting and cannot assure you that such material weakness will be remedied or additional material weakness will not be identified in the future. Our failure to implement or maintain effective control over financial reporting could result in material misstatement in our financial statements which could require us to restate financial statement in the future, or cause us not to be able to provide timely financial information, which may cause investors to lose confidence in our reported financial information and have a negative effect on our stock price.

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

In connection with management’s assessment of the effectiveness of our internal over financial reporting for the period covered by this annual report, our management has identified one material weakness in our internal control over financial reporting and has concluded that as of December 31, 2013, our disclosure controls and procedures and our internal control over financial reporting were not effective. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Our independent registered public accounting firm has express an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2013. See “Item 15 —Controls and Procedures.”

The material weakness identified was that we failed to develop appropriate policies and procedures on barter transactions (i) to properly account for such transactions, and (ii) to properly monitor the safeguard and consumption of the goods received in such barter transactions.

As of the date of this filing, we are still in the process of addressing the material weakness identified as above and are taking the remedial actions. These remedial measures and any future enhancements, however, may not be adequate to prevent similar incidents from occurring or otherwise ensure that our internal controls are effective. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the trading price of our ADSs.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

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

The PRC government requires foreign entities that invest in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. Our subsidiary, Charm Hong Kong Limited has not directly operated any advertising business outside of China and therefore, its subsidiary, Nanning Jetlong, currently does not qualify under PRC regulations to directly provide advertising services. Accordingly, Nanning Jetlong is currently ineligible to apply for the required license for providing advertising services in China. We acquired all the outstanding equity interests of O’Master Communications (Hongkong) Ltd. in Hong Kong in June 2010, an entity qualified to set up entities in China to operate advertising business, which in turn holds all the outstanding equity interests of Charm Media Co., Ltd. and Shang Xing Media Co., Ltd. Both Charm Media Co., Ltd. and Shang Xing Media Co., Ltd were incorporated by us in the PRC in November 2010 and October 2010, respectively, and have acquired license for providing advertising services in China. From 2011, we have begun operating the majority of our business through these two new entities — Charm Media Co., Ltd. and Shang Xing Media Co., Ltd. Also in November 2011, our 60% owned entity, CharmClick Inc., acquired all the outstanding equity interests of Neudior Corporation Limited. Currently this entity is in the process to evaluate whether it’s qualified to set up entities in China to operate an advertising business and then to obtain the related license. Prior to 2011, other than Beijing Vizeum Advertising Co., Ltd., in which we hold 60% of the outstanding equity interests, our advertising business was provided through our variable interest entities in China. Since 2011, the majority of the business has been carried out by PRC subsidiaries. Each of the variable interest entities is currently owned by individual shareholders who are PRC citizens, and holds the requisite license to provide advertising services in China. Their shareholders are set forth in “Item 4. Information on the Company — C. Organizational Structure — Our Corporate Structure.” Our variable interest entities directly operate our advertising services in China, purchase advertising time from television channels and sell advertising time to advertisers. We do not have any equity interest in any of the variable interest entities but control their operations and receive the economic benefits and bear their economic risks through a series of contractual arrangements.

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

We rely on contractual arrangements with our variable interest entities in China and their shareholders to control their operation activities, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interest before 2011.

We rely on contractual arrangements with our variable interest entities in China and their respective shareholders to control their operation activities. These contractual arrangements may not be as effective in providing us with control over the variable interest entities as ownership of controlling equity interests would be in providing us with control over, or enabling us to derive economic benefits from the operations of the variable interest entities. If we had direct ownership of the variable interest entities, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations at the management level and (ii) derive economic benefits from the operations of the variable interest entities by causing them to declare and pay dividends. However, under the current contractual arrangements, if any of the variable interest entities or any of their shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief and claiming damages, which we cannot assure you will be effective. For example, if shareholders of a variable interest entity were to refuse to transfer their equity interests in such variable interest entity to us or our designated persons if we exercise the purchase option pursuant to these contractual arrangements, we may have to take legal action to compel them to fulfill their contractual obligations.

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

The State Administration of Radio, Film, and Television issued the Supplementary Provisions to the ‘Radio and Television Advertising Broadcast Management Rules’, which came into effect as of January 1, 2012, precluding all advertisements occurring in the middle of any television program broadcasts. Pursuant to this prohibition, the Company is restricted from selling advertisement time or other rights in the middle of television program broadcasts. A large majority of our revenues are attributable to television advertising historically. The percentage of our total revenues attributable to television advertising in fiscal years 2011, 2012 and 2013 is 93%, 93% and 94% respectively. Pursuant to the new Supplementary Provisions, the Company has shifted advertisements to before and after a television program broadcast. Such change in time slots for these advertisements does not change the amount of overall broadcast time, but it in effect impacts the efficacy and value of such moved advertisements. Because advertisements broadcast before and after a television broadcast are perceived as less effective and therefore carrying less value, the new regulation has indirectly resulted in the decreased demand and lowered prices for television advertising in the market. There may be further material adverse effect on our business and results of operations if the government continues to increase regulation in the satellite market, thus requiring the Company to further alter its business operations or reducing or restricting the Company’s long-term ability to sell its products and services on a global basis.

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

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms, (including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the “big four” accounting firms should be barred from practicing before the Commission for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a Petition for Review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. The SEC Commissioners will review the Initial Decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the US Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

Risks Relating to our ADSs

The market price for our ADSs may be volatile which could result in a loss to you.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors, including the following:

•	announcements of competitive developments;

•	regulatory developments in China affecting us, our clients or our competitors;

•	announcements regarding litigation or administrative proceedings involving us;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other advertising companies;

•	addition or departure of our executive officers;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived sales of additional ordinary shares or ADSs; and

•	the proposed acquisition of all of the outstanding shares of the Company not currently owned or controlled by (as applicable) Mr. He Dang in a “going private” transaction.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

A significant percentage of our outstanding ordinary shares is beneficially owned by Mr. He Dang, our founder, chairman and chief executive officer, and as a result, he may have significantly greater influence on us and our corporate actions by nature of the size of his shareholdings relative to our public shareholders

Mr. He Dang beneficially owned approximately 57.5% of our outstanding ordinary shares as of the date of this annual report on Form 20-F. Accordingly, Mr. He Dang has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In particular, on September 30, 2013, our board of directors received a preliminary non-binding proposal letter from Mr. He Dang, Merry Circle Trading Limited, a British Virgin Islands company controlled by Mr. He Dang, Honour Idea Limited, a Brash Virgin Islands company owned by Mr. He Dang and CMC Capital Partners HK Limited relating to a “going private” transaction. See “Item 4. Information on the Company — A. History and Development of the Company — Going Private Transaction.” Immediately following the proposed “going private” transaction contemplated thereby, our company, as the surviving company, will be beneficially owned by Mr. He Dang, among others.

Thus, Mr. He Dang’s interests as an officer and employee may differ from his interests as a shareholder or from the interests of our other shareholders, including you.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market or the perception that these sales could occur could cause the market price of our ADSs to decline. As of December 31, 2013, we have 18,901,128 Class A ordinary shares and 62,500,000 Class B ordinary shares outstanding, including 18,901,128 Class A ordinary shares represented by 9,450,564 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale upon the expiration of certain lock-up arrangements. In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Media Talent International Limited, which was established in May 2010, holds all the outstanding equity interest in O’Master Communications (Hongkong) Ltd., which in turn holds all the outstanding equity interests of Charm Media Co., Ltd., which was incorporated in the PRC in November 2010. Charm Media Co., Ltd. in turn holds all the outstanding equity interests of Shang Xing Media Co., Ltd. and Beijing Hongtu Zhuoyue Advertising Co., Ltd. Both companies were incorporated in the PRC in October 2010 and September 2012, respectively. Charm Media Co., Ltd. also holds 90% outstanding equity interests of Beijing Guozhi Travel & Culture Co., Ltd., which was incorporated in the PRC in September 2012.

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

In October 2010, Beijing Charm Culture Co., Ltd., one of our PRC Subsidiaries, entered into an agreement to establish a limited liability company in the PRC, Wasu Digital Co., Ltd. (the Wasu Joint Venture) with a PRC affiliate of Wasu Digital Group, or Wasu Group. The Wasu Joint Venture, which has the right to operate all advertising-related businesses across Wasu Group’s three-network platform of IPTV, 3G mobile TV and broadband TV for 20 years, is 65% owned by us and 35% owned by Wasu Group. Our capital injection in the Wasu Joint Venture was RMB4,062,500 and we share dividends and undertake risks and losses with Wasu Group in accordance with our respective percentages in the registered capital contribution of the Wasu Joint Venture under PRC laws. There are five seats on the Board of Wasu Joint Venture and we take three of them. According to Wasu Joint Venture’s Articles of Association, all actions require the approval of two-thirds of the directors. We have significant influence but do not have control over Wasu Joint Venture.

In April 2011, Shang Xing Media Co., Ltd., one of our PRC Subsidiaries, formed a PRC company limited by shares, Chongqing Changhui Culture Co., Ltd. (the Chongqing Joint Venture) with Chongqing Travel & Culture Communications Co., Ltd., or Chongqing Travel, to explore and promote Chongqing’s travel and tourism advertising market. The Chongqing Joint Venture is 45% owned by us and 55% owned by Chongqing Travel. Our capital injection in the Chongqing Joint Venture was RMB4,500,000 and we share dividends and undertake risks and losses with Chongqing Travel in accordance with our respective shareholding percentages in the Chongqing Joint Venture under PRC laws. There are five seats on the Board of Chongqing Joint Venture and we take two of them. According to Chongqing Joint Venture’s Articles of Association, all actions require the approval of two-thirds of the directors. We have significant influence but do not have control over Chongqing Joint Venture.

In May 2011, Beijing Charm Culture Co., Ltd. entered into an agreement to establish a limited liability company in the PRC, Chunqiu Charm Culture Co., Ltd. (the Chunqiu Joint Venture) with Beijing Chunqiu International Movie Culture Corporation, or Chunqiu International, to explore and promote the advertising-related business in filming industry. The Chunqiu Joint Venture is 51% owned by us and 49% owned by Chunqiu International. Our capital injection in the Chunqiu Joint Venture was RMB510,000 and we share dividends and undertake risks and losses with Chunqiu International in accordance with our respective shareholding percentages in the Chunqiu Joint Venture under PRC laws. There are seven seats on the Board of Chunqiu Joint Venture and we take three of them. According to Chunqiu Joint Venture’s Articles of Association, all actions require the approval of a simple majority of the directors. We have significant influence but do not have control over Chunqiu Joint Venture.

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

In December, 2012, Shang Xing Media Co., Ltd. formed a PRC company limited by shares, Guangdong Nanfang Media New Broadcast Co., Ltd. (the Nanfang Media Joint Venture) with Guangdong Nanfang International Media Advertising Co., Ltd. or Guangdong Nanfang, to explore the advertising-related business in the broadcast industry. The Nanfang Media Joint Venture is 40% owned by us and 60% owned by Guangdong Nanfang. Our capital injection in the Nanfang Media Joint Venture was RMB2,000,000 and we share dividends and undertake risks and losses with Guangdong Nanfang in accordance with our respective shareholding percentages in the Nanfang Media Joint Venture under PRC laws. There are five seats on the Board of Nanfang Media Joint Venture and we take two of them. According to Nanfang Media Joint Venture’s Articles of Association, all actions require the approval of two-thirds of the directors. We have significant influence but do not have control over Nanfang Media Joint Venture.

In September, 2013, Charm Media Co., Ltd. Formed a PRC company limited by shares, Jiangsu Heli Charm Advertising Media Co. Ltd. (“Jiangsu Heli”) with an individual to explore the local advertising business in Anhui Province and Jiangsu Province. Jiangsu Heli is 60% owned by us and 40% owned by the individual. The capital injection in the Jiangsu Heli is RMB3.0 million and we share dividends and undertake risks and losses in accordance with our respective shareholding percentages in Jiangsu Heli.

Going Private Transaction

In September 2013, Mr. He Dang, the chairman of the board of directors (the “Founder”), Merry Circle Trading Limited, a British Virgin Islands company controlled by the Founder, Honour Idea Limited, a British Virgin Islands company owned by the Founder (“Honour Idea” and, collectively with Merry Circle, the “Founder Shareholders”), and CMC Capital Partners HK Limited (collectively, the “Consortium”) proposed to acquire all of the outstanding shares of the Company not currently owned by the Founder Shareholders in a “going private” transaction (the “Transaction”) at a price of US$4.70 in cash per American Depositary Share of the Company (“ADS”, each ADS representing two (2) Class A ordinary shares of the Company), or US$2.35 in cash per Class A ordinary share of the Company, and US$2.35 in cash per Class B ordinary share of the Company, subject to certain conditions. The Company’s board of directors has formed a special committee of disinterested directors (the “Special Committee”) to consider the proposal, consisting of independent directors Mr. Zhan Wang, Mr. Andrew J. Rickards and Mr. Gang Chen. Effective April 9, 2014, Mr. Rickards ceased to be a member of the Special Committee upon his resignation from our board of directors at the conclusion of the term of his independent director agreement. In connection with Mr. Rickards’ resignation, the Special Committee has reexamined the qualifications of its members and determined that the Special Committee will consist of the remaining members Mr. Wang and Mr. Chen following Mr. Rickards’ departure.

B. Business Overview

Our Business

We are a leading advertising agency in China. We (i) offer a broad range of advertising agency services from planning and managing advertising campaigns to creating and placing advertisements and (ii) engage in media investment management through identifying, securing and selling advertising resources. We believe we are also the leading domestic television advertising agency in China, as measured by the total value of successful bids of the prime-time advertising time for 2013 on CCTV, which is generally regarded as the most coveted television advertising time in China. According to CCTV, we ranked first in terms of the total advertising spending for advertisements we placed on behalf of clients on CCTV channels in each of the ten consecutive years from 2004 to 2013. In addition, we believe that we have established a leading media investment management business in China. For 2013, we have exclusive agency arrangements with Tianjin Satellite Television, Nanfang Satellite TV, BTV sports TV, and certain CCTV programs for TV resources. And we also have exclusive agency agreements with Shanghai New Media Information Broadcasting Co. Ltd., Beijing Gehua Cable Network, and Guangzhou Zhujiang Online Multimedia Co., Ltd. to operate digital media advertising on interactive HDTV digital cable platforms in Shanghai, Beijing, and Guangzhou.

Advertising Agency and Branding and Identity Services

We place advertisements for our clients on a broad array of media platforms, including CCTV, satellite and regional television channels, the internet and out-of-home media. The total advertising spending for the advertisements we placed on behalf of the clients under our advertising agency business increased from US$ US$635.7 million in 2011 to US$711.1 million in 2012 and to US$758.2 million in 2013. We derive our advertising agency revenues from commissions paid by clients for the planning and placement of these advertisements and from commissions and performance bonuses received from television channels and other advertising media platforms on which we place the advertisements. Such commissions are generally calculated as a percentage of the total advertising spending by our clients.

We have established a diversified client base of Chinese companies that includes many of the leading brand names in China. Our clients include well-recognized brand names in China across many industries, such as China Telecom, Bank of Communications, China Post Life Insurance, Snowbeer, COFCO, Cheng De Lolo, Povos, Monmilk, Insurance Association of China and Chery Automobile. In the aggregate, these ten clients accounted for approximately 13% of our total revenues in 2013. Our clients also include emerging domestic leading brands, such as Brilliance-auto, Robam, Eral, that have used our services to further build their brands on a national scale.

We have expertise in helping our clients secure prime-time advertising time on CCTV, which is generally regarded as the most coveted television advertising time in China. The prime-time advertising time on CCTV includes advertising times during prime-time television programs and special events and is sold pursuant to CCTV’s annual Golden-Time Public Auction process. According to CCTV, for each of the ten consecutive years from 2004 to 2013, we ranked first out of all advertising agencies for the total value of successful bids of prime-time advertising time on CCTV. In each of the ten consecutive years from 2004 to 2013, we also ranked first in terms of total advertising spending for advertisements we placed on behalf of clients on CCTV channels.

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

Media Investment Management

Under our media investment management business, through a series of exclusive agency arrangements, we secure all or a portion of the advertising time and other advertising rights, which include soft advertising, such as sponsorship, on specific television channels or television programs and sell such advertising media resources. The total advertising spending for the advertisements that were placed on our advertising media resources decreased from US$238.8 million in 2011 to US$112.8 million in 2012 and increase to US$128.4 million to 2013. Under this business, we recognize total advertising spending as our revenue. Through the media investment management business, we provide clients with access to our advertising media resources that we have secured on a network of television channels with targeted geographic coverage and viewership. For 2011, we had exclusive agency arrangements with Shanghai Dragon Television, Tianjin Satellite Television, Hubei Provincial Economic TV and Beijing Gehua Cable Network to secure all or a portion of the advertising time on these satellite television channels, as well as with CCTV to secure advertising rights on several programs on CCTV. For 2012, we did not renew our exclusive agency arrangements with Shanghai Dragon Television and Hubei Provincial Economic TV. For 2012, we have exclusive agency arrangements with Tianjin Satellite Television, Nanfang Satellite TV, Beijing Sports TV, a Shanghai Channel Young program, Beijing Gehua Cable Network, Shanghai New Media Information Broadcasting and Guangzhou Zhujiang Online Multimedia to secure all or a portion of the advertising time on these channels, as well as with CCTV to secure advertising rights on several programs on CCTV. For 2013, we did not renew our exclusive agency arrangements with a Shanghai Channel Young program. For 2013, we have exclusive agency arrangements with Tianjin Satellite Television, Nanfang Satellite TV, Beijing Sports TV, Beijing Gehua Cable Network, Shanghai New Media Information Broadcasting and Guangzhou Zhujiang Online Multimedia to secure all or a portion of the advertising time on these channels, as well as with CCTV to secure advertising rights on several programs on CCTV.

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

The total amount of advertising turnover for our advertising agency and media investment management businesses was, US$874.5 million and US$823.9 million and US$886.7 million in 2011, 2012 and 2013, respectively. Overall, we generated total revenues of US$280.1 million, US$165.5 million and US$183.8 million in 2011, 2012 and 2013, respectively.

Advertising on New Media Platforms

We have begun to complement our core expertise in television advertising by continuing to expand our advertising service offerings to internet advertising and other new advertising media platforms.

In 2010, we set up an independent business unit which offers full-service digital marketing services under the Charm Interactive brand, which offers the following internet marketing services: digital creative, planning and buying, ePR, online video, search engine marketing, or SEM, search engine optimization, or SEO, social and viral marketing and integrated TV/online brand campaigns and product launches. We have provided interactive marketing services to clients in the following industries: commercial service, financial service, fast-moving consumer goods, pharmaceutical, home appliances and touring. In August 2011, we acquired a 60% stake in ClickPro, a leading Chinese performance and SEM firm with proprietary technology and full-service capabilities. The newly acquired company has strengthened our performance marketing platform by integrating with our existing SEM business, which operates under Charm’s digital marketing agency, Charm Interactive, to form our fourth major brand, Charm Click.

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

In December 2010, we entered into an exclusive advertising agency agreement with Beijing Gehua Cable TV Network Co., Ltd., or Beijing Gehua Cable Network, to operate digital media advertising on its interactive HDTV digital cable platforms. We didn’t renew our agreement with Beijing Gehua at the end of 2013. In June 2011, we signed exclusive advertising agency agreements with Shanghai New Media Information Broadcasting Co .Ltd. and Guangzhou Zhujiang Online Multimedia Co., Ltd. to operate digital media advertising on interactive HDTV digital cable platforms in Shanghai and Guangzhou, respectively.

Our Competitive Strengths

We believe that the following strengths give us a competitive advantage and set us apart from our competitors:

Leading domestic television advertising agency in China

We believe we are the leading domestic television advertising agency in China according to the 2010 report issued by China Advertising Association, as measured by both the total advertising spending and advertising revenue. In particular, we have become the largest advertising agency on CCTV, the single largest national television network in China, in terms of the total advertising spending for the advertisements we placed on behalf of our advertising clients on CCTV. We were selected as one of CCTV’s Top Ten Advertising Agencies, initially in 1996 and subsequently from 2000 to 2013. In addition, according to CCTV, for each of the ten consecutive years from 2004 to 2013, we ranked first out of all advertising agencies in terms of total advertising spending on CCTV for advertisements we placed on behalf of our advertising clients. We also ranked first out of all advertising agencies in China for successful bids of the prime-time advertising time on CCTV-1, which is generally regarded as the most coveted television advertising time in China, for each of the ten consecutive years from 2004 to 2013. Moreover, we have a broad array of television channel coverage and have placed advertisements on behalf of our clients on satellite and regional channels in addition to CCTV.

Diversified client base of both blue-chip and emerging leading brands

We have established a diversified client base of Chinese corporate clients, many of whom represent the leading brands in their respective industries in China. For example, one of our largest clients is China Telecom, which is one of the three major telecommunications operators in China. Our significant clients include many other well-known brand names in China, such as China Telecom, Bank of Communications, China Post Life Insurance, Snowbeer, COFCO, Cheng De Lolo, Povos, Monmilk, Insurance Association of China and Chery Automobile. Our clients also include emerging domestic leading brands, such as Bosideng, Fenjiu Group and Sunshine Insurance group that have used our service to further build their brands on a national scale. For the year ended December 31, 2013, we provided services to a total of over 700 advertising clients.

Since we represent a significant percentage of the successful bids for the CCTV prime-time advertising time and offer alternative media resources, we generally have been able to satisfy the demands of multiple clients vying for the same advertising time by coordinating and arranging solutions. Our ability to satisfy our clients’ demands and offer a broad range of services allows us to develop and strengthen our clients’ trust in our company as we assist them in the management of their advertising strategies and the allocation of their advertising budgets. As a result, these capabilities have generated a high level of recurring businesses for us. Six of our top ten advertising clients in 2013, which were measured by the total advertising spending for advertisements placed by us, have been our clients for over five years.

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

We also provide media consultancy services for our exclusive agency television channels to help them enhance the attractiveness of their programs, expand their viewer base and achieve higher ratings, which in turn may make their advertising time more valuable. As part of these services, our advisory team, which includes leading experts from the television and advertising industries, provides advice on television programming. Tianjin Satellite Television’s viewership rating improved from the sixth among provincial satellite TVs in 2010 to sixth in 2011, and 2012. Tianjin Satellite Television maintained its ranking during year 2013. We believe that our media consultancy services contributed to that improvement in viewership rankings and improved the competitiveness among satellite television channels as a result of our subsequent services in 2011, 2012 and 2013 with respect to programming and distribution strategies.

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

Strong management team and professionals with industry expertise

We have a strong management team that possesses intimate knowledge of the television and advertising industries in China and has helped us evolve our business model over time. In particular, our founder, chairman and chief executive officer, Mr. He Dang, has over sixteen years of experience in the television advertising industry and has developed close relationships with the television channels in China and with Chinese advertising clients. Mr. He Dang has won many industry awards during his career. He was named one of the ten persons of the year in the Chinese advertising industry jointly by Advertising Pointer, a magazine focusing on advertising in China, and several other organizations in 2004 and 2005 and an outstanding young entrepreneur by Beijing Municipal Bureau of Personnel and Beijing Association of Youth in 2007. Mr. Dang was also named the 2008 Top Contributor in Affecting and Promoting Chinese Brand by the Chief Brand Officer magazine and won the Jin Yuan Award for Top 10 Leaders in Advertising Industry in 2009 awarded by the Advertiser Market Observer Magazine. In 2006, Mr. He Dang was nominated for “Advertiser of the Year” in China by the China Advertising Association. Mr. Dang was named the 2009-2010 Top 10 Advertising Personnel by News Advertising and the 2010 China Advertising Influential Leader by 21st Century Advertising.

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

Expand and enhance our portfolio of television advertising media resources to further broaden coverage

We plan to further expand and enhance our portfolio of television advertising media resources in connection with our agency arrangements to address the demands of different advertisers. To offer more options to our clients, we plan to amass a network of television advertising resources with geographic coverage and viewer access comparable to that of CCTV. At the same time, we plan to expand our exclusive agency arrangements with CCTV to secure other advertising rights on specific television channels or special events. We believe that our diversified client base positions us well to negotiate favorable terms with desirable television channels in China for exclusive as well as non-exclusive agency arrangements. These arrangements have the potential to attract new advertising clients, increase our opportunities for cross-selling and improve our margins. Furthermore, we believe that our strategic alliance with Aegis Media will help us harness the media tools and research of Aegis Media to generate synergies with our media investment management business by bolstering our ability to identify and pursue investments in, or strategic alliance with, attractive media assets.

Furthermore, we intend to take advantage of the industry trend towards auction-based sales of television advertising time. CCTV has recently implemented an auction-based system for selling nonprime-time advertising time beginning in 2010 on certain channels, which were previously sold at predetermined prices. Several satellite television channels, such as Hunan Satellite Television and Jiangsu Satellite Television also implemented auction-based systems for selling prime-time advertising time slots. We believe that we can apply our experience and expertise in successfully bidding for prime-time advertising time to the auction process for these additional channels and advertising times, which we believe will provide us with a competitive advantage over other competitors. In connection with the 2013 auction process, we successfully secured certain prime-time slots at the satellite channels. As television channels also shift towards auction or other arrangements to sell advertising time, we believe that our proven track record in the auction process of CCTV and satellite television channels will help position us to successfully place advertising on these television channels and attract new clients.

We also plan to gradually make transitions from our media investment management business to reduce our risk exposure customary to operations involving the sale of media inventory. As part of this transition, we will gradually take on a more prominent role in media service agency business, which we believe will generate stronger business prospects under the challenges presented by China’s current overall media environment. Because media investment management business still accounts for a large portion of our overall business, ensuring a smooth and stable transition while maintaining our business prospects and growth will be our primary focus.

Expand additional advertising services in new advertising media platforms

We plan to complement our core expertise in television advertising by continuing to expand our advertising service offerings on new advertising media platforms, including the internet, mobile phones and out-of-home media. We believe that our existing client base of blue-chip Chinese companies will enable us to attract and enter into favorable arrangements with new advertising media platforms. In 2010, we set up an independent business unit which offers full-service digital marketing services under the Charm Interactive brand, which offers the following internet marketing services: digital creative, planning and buying, ePR, online video, search engine marketing, or SEM, search engine optimization, or SEO, social and viral marketing and integrated TV/online brand campaigns and product launches. We have provided interactive marketing services to clients in the following industries: commercial service, financial service, fast moving consumer goods, pharmaceutical, home appliances and touring. In August 2011, we acquired a 60% stake in ClickPro, a leading Chinese performance and SEM firm with proprietary technology and full-service capabilities. The newly acquired company has strengthened our performance marketing platform by integrating with our existing SEM business, which operates under Charm’s digital marketing agency, Charm Interactive, to form our fourth major brand, Charm Click.

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

Media investment management business on CCTV

Some of the advertising time and other advertising rights on CCTV channels, other than the prime-time advertising time, are sold to advertising agencies. These time and rights are not as highly demanded by advertisers as the prime-time advertising time, but many of them are highly valuable assets given the national coverage of CCTV channels and the high popularity of certain programs. We have selectively entered into agreements with CCTV to secure all or a portion of the advertising time and other advertising rights on some programs and special events on CCTV. In each of the twelve years from 2002 to 2013, we secured all of the advertising time and other advertising rights such as product placement and sponsorship during CCTV’s special event coverage on March 15, the Consumers’ Day in China. Chinese advertisers generally believe that exposure in this special event helps promote their products and corporate image. We have also secured all the advertising time for three other CCTV programs in 2013.

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

For 2011 we had exclusive agency arrangements with Shanghai Dragon Television, Tianjin Satellite Television, Hubei Provincial Economic TV and Beijing Gehua Cable Network to secure all or a portion of the advertising time on these satellite television channels, as well as with CCTV to secure advertising rights on several programs on CCTV. For 2012, we did not renew our exclusive agency arrangements with Shanghai Dragon Television and Hubei Provincial Economic TV. For 2012, we have exclusive agency arrangements with certain CCTV programs, Tianjin Satellite Television, Nanfang Satellite TV, Beijing Sports TV and a Shanghai Channel Young program. All of these agreements give us flexibility with respect to pricing of advertising time and other advertising rights and the offering of incentives. For 2013, we did not renew our exclusive agency arrangements with a Shanghai Channel Young program. For 2013, we have exclusive agency arrangements with Tianjin Satellite Television, Nanfang Satellite TV, Beijing Sports TV, Beijing Gehua Cable Network, Shanghai New Media Information Broadcasting and Guangzhou Zhujiang Online Multimedia to secure all or a portion of the advertising time on these channels, as well as with CCTV to secure advertising rights on several programs on CCTV. In December 2012, we entered into an exclusive agency agreement with Tianjin Satellite Channel, which expired at the end of 2013, and we did not renew it thereafter. Under this revised exclusive agency agreement:

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

For 2013 we also signed exclusive advertising agency agreements with Beijing Gehua Cable Network, Shanghai New Media Information Broadcasting Co .Ltd. and Guangzhou Zhujiang Online Multimedia Co., Ltd. to operate digital media advertising on its interactive HDTV digital cable platforms in Beijing, Shanghai and Guangzhou, respectively. The agreement with Beijing Gehua was expired at the end of 2013, and we did not renew it.

For 2013, we also have non-exclusive agency arrangements with Hubei Satellite Television, Shenzhen Satellite Television, Liaoning Satellite Television, Hunan Satellite Television, Anhui Satellite Television, Jiangsu Satellite Television, Guizhou Satellite Television and Zhejiang Satellite Television and have entered into annual framework agreements with several of these television stations. Under those framework agreements, our clients may purchase advertising at pre-negotiated rates as provided in the framework agreement and we are entitled to a specified amount of commission. We are also required to pay a relatively small fee as a performance guarantee. If we place the minimum level of advertising specified in the agreements, we are entitled to the refund of the performance guarantee and may receive sales commissions. In addition, we have entered into non-exclusive agency arrangements with other advertising platforms, predominantly on the internet, which we believe will further benefit our clients’ advertising campaigns. We have existing arrangements with several of the leading internet websites in China, including Baidu and Google for search portals, Sina, Sohu and Tencent for traditional portals, and YouTu, Qiyi and Sohu for online video sites. We believe our non-exclusive advertising arrangements enable us to not only expand the portfolio of advertising media resources available to our clients, but also provide us with the opportunity to deepen our relationships with satellite and regional television channels and other advertising media resources and enter into exclusive agency arrangements with them in the future.

We intend to expand our portfolio of advertising media resources using non-exclusive agency arrangements with additional satellite and regional television channels, as well as other new advertising media platforms. We believe that this portfolio of advertising media resources, together with our CCTV-related business, will position us well to efficiently offer advertising clients the advertising media resources that they desire.

Our Advertising Clients

Our ability to provide integrated advertising solutions has attracted a diverse client base of blue-chip Chinese advertisers that include many of the leading brands in their respective industries. We regularly work with some of the largest blue-chip Chinese advertisers to plan and execute customized advertising campaigns. Our significant clients include China Telecom, Bank of Communications, China Post Life Insurance, Snowbeer, COFCO, Cheng De Lolo, Povos, Monmilk, Insurance Association of China and Chery Automobile. In the aggregate, these ten clients accounted for approximately 13% of our total revenues in 2013. For the year ended December 31, 2013, we provided services to around 700 advertising clients.

In 2011, 2012 and 2013, our top ten advertising clients accounted for approximately 17.0%, 20.0% and 33.0%, respectively, of our total revenues and no client accounted for more than 10% of our total revenues in this period.

The following table sets forth a breakdown of our clients by industry for total advertising spending for 2013:

Industry	Percentage of Total Spending for Advertisements Placed Through Us for 2013

Consumer goods	35.7%
Pharmaceuticals	7.6%
Electronics and Home Appliances	10.4%
Communications	9.6%
Financial Service	13.7%
Telecommunications	6.3%
Others	16.7%

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

As of December 31, 2013, our sales and marketing force consisted of 624 employees located in Beijing, Shanghai, Guangzhou, Tianjin, and Hubei. We provide in-house education and training to our sales force to ensure that they provide our clients with comprehensive information about our services, the advantages of using our integrated advertising services and purchasing advertising media resources and relevant information regarding the advertising industry as a whole. We organize our sales force into teams to provide specialized coverage for geographic regions and specific industries as well as services. We believe that our industry-specific and regional coverage teams provide better service for our advertising clients and allow our sales and marketing teams to focus on building close relationships and staying abreast of regional market trends.

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

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the SAFE Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles , or Circular No. 75, issued on October 21, 2005, (i) a PRC resident, including a PRC resident natural person or a PRC company, shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose vehicle for the purpose of overseas equity financing (including convertible debt financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into a special purpose vehicle or engages in overseas financing after contributing assets or equity interests into a special purpose vehicle, such PRC resident shall register his or her interest in the special purpose vehicle and the change thereof with the local branch of the SAFE; and (iii) when the special purpose vehicle undergoes a material change outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the SAFE. PRC residents who are shareholders of special purpose vehicles established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

Under Circular No. 75, failure to comply with the registration procedures set forth above may result in penalties, including restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the special purpose vehicle.

Further, SAFE Circular on Further Improvement and Amendment of Foreign Exchange Control Policies on Direct Investment , or Circular No. 59, issued on November 21, 2012 and effective as of December 17, 2012, implemented certain changes to relax foreign exchange control policies on capital account transactions in foreign direct investment transactions and mergers and acquisitions activities involving foreign investors. Pursuant to Circular No, 59, a PRC resident may make the following outbound payments without SAFE approvals: (i) remit preliminary costs as foreign exchange funds for outbound investments to an offshore bank account (up to 15% of the total investment amount) and (ii) use foreign exchange loans obtained in China to extend loans to an offshore entity or foreign persons.

Dividend Distribution

The principal laws, rules and regulations governing dividends paid by our PRC subsidiaries include the Company Law of the PRC (1993), as amended in 2014, Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, and Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended in 2001. Under these laws and regulations, each of our PRC subsidiaries and our variable interest entities in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and variable interest entities is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserve reaches 50% of its respective registered capital. These reserves are not distributable as cash dividends.

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

No.	Company Name	Legal Representative	Shareholders	Equity percentage		General Manager	Board Members (Executive Director)

1	Nanning Jetlong Technology Co., Ltd.	He DANG	Charm Hong Kong Limited	100%		He DANG	He DANG

2	Charm Media Co., Ltd.	Min WU	O’Master Communications (Hong Kong) Ltd.	100%		Min WU	Min WU

3	Shang Xing Media Co., Ltd.	He DANG	Charm Media Co., Ltd.	100%		Jianzhong LING	He DANG

4	Chongqing Changhui Culture Co., Ltd.	Xuhua XIA	Chongqing Travel Culture Media (Group) Co., Ltd.	55%		Xuhua XIA	Opposing Director: Xuhua XIA, Teng LI, Xiaogang HAN Charm Director: Yan WANG, Dan LIU
			Shang Xing Media Co., Ltd.	45%

5	Shidai Charm Advertising Co., Ltd.	Haifeng WANG	He DANG	67%		Haifeng WANG	Haifeng WANG
			Qingmei BAI(1)	33%

6	Qinghai Charm Advertising Co., Ltd.	He DANG	Shidai Charm Advertising Co., Ltd	100%		He DANG	He DANG

7	Beijing Charm Culture Co., Ltd.	He DANG	He DANG	67%		He DANG	He DANG
			Qingmei BAI	33%

8	Wasu Digital Co., Ltd.	He DANG	Huashu Communication Network Co., Ltd.	35%		Yan WANG	Charm Director: He DANG, Dan LIU, Jianzhong LING Opposing Director: Yiqing LI, Xuedong LI
			Beijing Charm Culture Co., Ltd.	65%

9	Chunqiu Charm Culture Co., Ltd.	He DANG	Beijing Chunqiu International Movie Culture Stock Company	49%		Di WU	Opposing Director: Meng AN, Yun WANG Other Director: Di WU, Junxue ZHAO Charm Director: He DANG, Dan LIU,
			Beijing Charm Culture Co., Ltd.	51%

10	Beijing Vizeum Advertising Co., Ltd.	He DANG	Posterscope (Hong Kong) Ltd.	100%		Hongmei Zheng	Charm Director: Xi CHEN, Yan WANG, He DANG Opposing Director: Kym Richard Pfitzner, LEE Kwei Fen

11	Beijing Guozhi Travel & Culture Co., Ltd.	He DANG	Charm Media Co., Ltd.	90%		Rao FU	He DANG
			Rao FU	10%

12	CharmClick Inc.	N/A	Best Ranking Limited	60%		N/A	Sole Director: He DANG
			CharmClick Limited	40%

13	Posterscope (Hong Kong) Ltd.	N/A	Media Port Holdings Limited	60%		N/A	Charm Director: He DANG, Dina LIU, Cindy WANG Opposing Director: HOLTHAM David, LEE Kweifen
			Posterscope Advertising Limited	40%

14	Beijing Hongtu Zhuoyue Advertising Co., Ltd.	He DANG	Charm Media Co., Ltd.	100%		He DANG	Sole Director: He DANG

15	Guangdong Nanfang Media New Broadcast Co., Ltd.	Shaoqiang QIU	Shang Xing Media Co., Ltd. Guangdong Nanfang International Media Advertising Co., Ltd.	40 60	% %	Bao LI	Charm Director: Bao LI, Fan ZHANG Opposing Director: Shaoqiang QIU, Jianliang ZHOU, Biao ZHANG

16	Tianjin Youshida Culture Co., Ltd.	He DANG	Charm Media Co., Ltd.	100%		He DANG	He DANG

17	Jiangsu Heli Charm Advertising Co., Ltd.	Tengfei GONG	Charm Media Co., Ltd. Tengfei GONG	60 40	% %	Tengfei GONG	Tengfei GONG

18	Shang Xing Investment (Beijing) Co., Ltd.	He DANG	Charm Media Co., Ltd.	100%		He DANG	He DANG

(1)	Qingmei Bai is He Dang’s mother.
(2)	Dan Liu is He Dang’s wife.

The follow table sets forth variable interest entities and joint ventures of the Company that are no longer active in conducting business.

VIE & Joint Ventures	Nature of Company	Status of Business Inactivity
Shidai Charm Advertising Co., Ltd.	VIE	No business has been conducted since 2010
Qinghai Charm Advertising Co., Ltd.	VIE	No business has been conducted since 2013
Beijing Charm Culture Co., Ltd.	VIE	No business being conducted
Wasu Digital Co., Ltd.	Joint Venture	Only Hangzhou Digital TV is in active operation
Chunqiu Charm Culture Co., Ltd.	Joint Venture	No business has been conducted since 2013

Under applicable PRC laws, rules and regulations, to invest in the advertising industry, foreign investors must have at least three years of direct operations in the advertising industry as their core businesses outside of the PRC. We are a Cayman Islands company and a foreign legal person under PRC laws and we have not directly operated any advertising business outside of China. Therefore, we do not qualify under PRC regulations to directly own equity interest in advertising services providers in China. Accordingly, our subsidiary, Nanning Jetlong is ineligible to apply for the required license for providing advertising services in China. We acquired all the outstanding equity interests of O’Master Communications (Hongkong) Ltd. in Hong Kong in June 2010, which in turn holds all the outstanding equity interests of Charm Media Co., Ltd. and Shang Xing Media Co., Ltd. Both Charm Media Co., Ltd. and Shang Xing Media Co., Ltd were incorporated by us in the PRC in November 2010 and October 2010, respectively, and have acquired license for providing advertising services in China. From 2011, we have begun operating the majority of our business through these two new entities – Charm Media Co., Ltd. and Shang Xing Media Co., Ltd. In addition, in November 2011, CharmClick Inc., (60% held by us through the wholly owned subsidiary Best Ranking Limited and 40% held by CharmClick Limited, a British Virgin Islands company beneficially owned by Honggang Zhu, Xiaofen Li, Ye Yuan, Yuejie Han, Zongjian Xu, Di Kong, Xiaodan Cai and Shumin Wang, all of which are presently employees of ours) acquired all the outstanding equity interests of Neudior Corporation Limited, which is qualified to set up entities in China to operate advertising business.

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

In addition to the series of contractual arrangements discussed above, Mr. He Dang, our chairman and chief executive officer has issued to us a deed of undertaking, whereby Mr. He Dang has irrevocably covenanted and undertaken to us that:

•	as long as the shares in the Company Mr. He Dang owns, whether legally or beneficially, and directly or indirectly (including shares held through Mr. Dang’s personal holding company, or any other company, trust, nominee or agent, if any), represent more than 50% of the aggregate voting power of the then total issued and outstanding shares of the Company,

•	Mr.He Dang shall not and will not, directly or indirectly, (i) requisition or call any meeting of the Company’s shareholders for the purpose of removing or replacing any of the directors of the Company or appointing any new director of the Company, or (ii) propose any resolution at any meeting of the Company’s shareholders to remove or replace any of the directors of the Company or appoint any new director of the Company; and

•	should any meeting of the Company’s shareholders be called by the board of directors or requisitioned or called by other shareholders of the Company for the purpose of removing or replacing any of the directors or appointing any new director, or if any resolution is proposed at any meeting of the Company’s shareholders to remove or replace any of the directors or appoint any new director, Mr. He Dang shall not and will not, in his capacity as a shareholder of the Company, exercise his voting rights attaching to his shares in excess of (i) the total aggregate voting power of the then total issued and outstanding shares of the Company held by all members of the Company less the shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. He Dang (including shares held through Mr. He Dang’s personal holding company, or any other company, trust, nominee or agent, if any), less (ii) one vote.

•	Mr. He Dang shall not and will not cast any votes he has as a director or shareholder (if applicable) on any resolutions or matters concerning enforcing, amending or otherwise relating the deed of undertaking being considered or voted upon by the board of directors or the shareholders, as the case may be.

In the opinion of Maples and Calder, our Cayman Islands legal counsel, the deed of undertaking constitutes the legal, valid and binding obligations of Mr. He Dang, which cannot be unilaterally revoked by Mr. He Dang, and is enforceable in accordance with its terms under existing Cayman Islands laws.

C. Property, Plant and Equipment

        Our principal executive offices are located at our headquarters at Legend Town CN01 Floor 4, No.1 Ba Li Zhuang Dong Li, Chaoyang District, Beijing 100025, People’s Republic of China. We also maintain offices at other addresses in Beijing, Shanghai, Guangzhou, Tianjing, and Anhui. In aggregate, we maintained a total of approximately 9,487 square meters for our offices as of December 31, 2013. We lease some of our facilities from our related parties and do not own any real property. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Other Transactions with Shareholders.” We believe that our leased facilities are adequate to meet our needs for the foreseeable future and that we will be able to obtain adequate facilities, principally through leasing of additional properties to accommodate our future expansions.

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

A. Operating Results

Overview

We believe we are the leading domestic television advertising agency in China, as measured by the total advertising spending for 2013. According to CCTV, we ranked first in terms of the total advertising spending for the advertisements we placed on behalf of clients on CCTV channels in each of the ten consecutive years from 2004 to 2013. In addition, we believe that, with exclusive agency arrangements with three television channels, Tianjin Satellite Television, Beijing Sport Channel, and Nanfang Satellite TV, and CCTV programs and an exclusive agency agreement with Beijing Gehua Cable Network, Shanghai New Media Information Broadcasting and Guangzhou Zhujiang Online Multimedia to operate digital media advertising on its interactive HDTV digital cable platforms, we have established a leading media investment management business in China. We (i) offer a broad range of advertising agency services from planning and managing advertising campaigns to creating and placing advertisements and (ii) engage in media investment management through identifying, securing and selling advertising resources.

We derive our revenues from three operating segments: (i) media investment management, (ii) advertising agency and (iii) branding and identity services.

Our advertising agency business places advertisements for our clients on a broad array of television channels, including CCTV and satellite and regional television channels and on other media platforms, including internet and out-of-home media. We derive our advertising agency revenues from the commissions paid by clients for planning and placing advertisements and from the sales commissions and performance bonuses received from the television channels and other advertising media platforms on which we place the advertisements. We account for our advertising agency revenues on a net basis. The total advertising spending for the advertisements we placed on behalf of our clients increased from US$635.7 million in 2011 to US$711.1 million in 2012 and to US$758.2 million in 2013, which drove the increase in our advertising agency revenues from US$34.3 million in 2011 to US$46.2 million in 2012 and to US$50.4 million in 2013.

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

As we believe that our clients have served as one of our primary growth drivers, we have focused on providing a broad range of integrated advertising solutions to our clients. We have endeavored to capture a greater portion of the total advertising spending of each of our clients by forming long-term relationships with our clients and cross-selling other services and advertising media resources to our clients when we believe that we can further their advertising campaigns. Our diversified client base includes well-recognized brand names in China across many industries, such as China Telecom, Bank of Communications, China Post Life Insurance, Snowbeer, COFCO, Cheng De Lolo, Povos, Monmilk, Insurance Association of China and Chery Automobile. Our clients also include emerging domestic leading brands, such as Bosideng, Lolo and Suning Appliances, that have used our services to further build their brands on a national scale.

Our total revenues have increased to US$183.8 million in 2013 from US$165.5 million in 2012 and US$280.1 million in 2011, mainly as a result of regulatory changes in the satellite TV business that affected our media investment management business and the overall soft demand in the marketplace.

Factors Affecting Our Results of Operations

Our business, results of operations and financial condition are significantly affected by a number of factors and trends, including:

Our ability to renew existing and enter into new exclusive agency arrangements to secure more advertising media resources on television channels

In connection with our media investment management business, we secure desirable advertising media resources consisting of advertising time and other advertising rights typically on an exclusive basis. By selling these coveted advertising media resources to advertisers directly, we can generate more business from our existing advertising clients and attract new advertising clients. We have focused our growth strategy on our media investment management business because this business provides us with the potential to generate substantial revenues from sales of our advertising media resources, which we have secured at predetermined costs. For 2013, we have exclusive agency arrangements with respect to certain advertising time and rights on Tianjin Satellite Television, Nanfang Satellite TV, and Beijing Sports TV. We have also secured the advertising time during several CCTV programs and resources. If, after expiration, we are unable to renew or enter into new exclusive agency arrangements with respect to advertising rights on attractive terms or at all, our growth strategy, results of operations, financial condition and business prospects would be materially and adversely affected. We will continue to explore and pursue opportunities to renew existing and enter into additional exclusive agency arrangements with other television channels and our ability to secure desirable advertising media resources will affect our results of operations.

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

Other factors

Our gross margin may fluctuate depending on the new advertising media assets that we acquire and the ramping up of business by our sales teams for such new media assets. Generally, our gross margins may be depressed in the initial year in which we acquire new advertising media assets because of the time taken to ramp up the business, this may be set off by other media assets for which the business has already been ramped up and is operating at increased gross margins. For example, in 2013, our business relating to the Nanfang Satellite TV exclusive agency arrangement was sufficiently ramped up in its initial year of operations in 2012 and contributed towards our increased gross margins in 2013. However, our acquisitions of new media assets such as Beijing Sports TV in mid 2012 caused our gross margins to decrease in 2013 as it was still not sufficiently ramped up in 2013.

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

In April 2011, we formed a joint venture with Chongqing Travel & Culture Communications Co., Ltd. whereby we have a 49% equity interest to explore and promote the travel and tourism advertising market of Chongqing,

In September, 2013, Charm Media Co., Ltd. Formed a PRC company limited by shares, Jiangsu Heli Charm Advertising Media Co. Ltd. with an individual to explore the local advertising business in Anhui Province and Jiangsu Province. Jiangsu Heli is 60% owned by us and 40% owned by the individual.

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

Description of Revenue and Cost Items

Revenues

We generated revenues of US$280.1 million, US$165.5 million and US$183.8 million in 2011, 2012 and 2013, respectively. Prior to 2011, we primarily operated our business through variable interest entities. Starting from 2011, we have begun operating the majority of our business through these two new wholly foreign owned enterprises — Charm Media Co., Ltd. and Shang Xing Media Co., Ltd., which are qualified to operate advertising businesses in the PRC. The two wholly foreign owned enterprises assumed the agreements with each of our contractual counterparties, and the agreements were transferred from the variable interest entities to the wholly foreign owned enterprises. For the years ended December 31, 2011, 2012 and 2013, we generated approximately 13.1%, 0.1% and 0.00%, respectively, of our revenues from our variable interest entities. We derive revenues from our three operating segments: media investment management, advertising agency and branding and identity services. The following table sets forth a breakdown of our revenues by our three operating segments:

	For the Year Ended December 31,
	2011		2012		2013
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	(US$ in thousands, except percentages)
Revenues:
Media investment management	238,837	85.3%	112,786	68.2%	128,436	69.9%
Advertising agency	34,285	12.2%	46,234	27.9%	50,356	27.4%
Branding and identity services	7,016	2.5%	6,478	3.9%	5,011	2.7%

Total revenues	280,138	100.0%	165,498	100.0%	183,803	100.0%

        Media Investment Management. Our media investment management revenues amounted to US$128.4 million in 2013 compared to US$112.8 million in 2012 and US$238.8 million in 2011. Under our media investment business, we enter into agreements to secure all or a portion of the advertising time and other advertising rights, which include soft advertising such as sponsorship on television channels, specific television programs, special television events and other media platforms. We derive our media investment management business revenues from the sale of advertising time and other advertising rights that we have secured pursuant to these agreements to advertisers directly or through their agencies. We account for media investment management business revenues and related costs on a gross basis. After evaluating the profitability and risk of certain exclusive agency arrangements and discussing with the satellite television stations, we did not renew our agreements with Shanghai Dragon Television and Hubei Provincial Economic TV in 2012. We also did not renew our Shanghai Channel Young program at the end of 2012. At the end of 2013, we did not renew our Tianjing Satellite Channel resources and Beijing Gehua Cable Network. In addition, in 2012, we purchased less advertising time and other advertising rights under exclusive arrangements. The media investment management revenues also were affected by regulatory changes in the satellite TV business as well as by soft overall demand in the marketplace. At the beginning of 2012, we dropped several media assets to modify our media inventory mix. As a result of the foregoing, our media investment management revenues decreased in 2012.

As we entered into exclusive agreement with BTV Sport Channel from June 2012, we operated this channel for full year in 2013 compared to 7 months in 2012. As a result, our media investment management revenues increased in 2013. If we excluded BTV Sport Channel, our media investment management revenues slightly decrease in 2013. During the third quarter of 2013, television ratings recorded a sudden drop, which negatively impacted our media investment management revenues. The drop in television ratings was mainly attributed to ratings underperformance associated with broadcast coverage of China’s National Games, a quadrennial sporting event for which media comparisons and benchmarks are extremely limited. Projecting television ratings regularly involves certain risks and uncertainties, in particular, with respect to non-recurring special events such as China’s National Games. While the drop of media inventory in 2012 and the sudden drop in televisions ratings in 2013 had a negative impact on our media investment management revenues, we remain cautiously optimistic in the performance of our media investment management business and conservative in our projections in this business.

Advertising Agency. Our advertising agency revenues increased to US$50.4 million in 2013 from US$46.2 million in 2012 and US$34.3 million in 2011. We derive our advertising agency revenues from representing advertising clients to place their advertisements on media platforms, primarily television channels. We account for advertising agency revenues on a net basis. In general, we receive commissions which are calculated as a percentage of the total advertising spending placed by us for our advertising clients. We also receive sales commissions from the media platforms calculated as a percentage of the total advertising spending that we place on the media platforms on behalf of our advertising clients. While we receive sales commissions from the media platforms where we place advertisements on behalf of our clients, CCTV has historically accounted for the vast majority of the sales commissions that we have received. In addition to the sales commissions, CCTV also pays a performance bonus to advertising agencies that qualify as one of its top ten advertising agencies for a calendar year. CCTV ranks the top ten advertising agencies based primarily on the aggregate value of advertisements placed on CCTV channels.

We received sales commissions and performance bonuses from CCTV in each of 2011, 2012 and 2013. In the aggregate, the sales commissions and bonuses from CCTV accounted for approximately 2.8%, 5.7% and 6.1% of our total revenues in 2011, 2012 and 2013, respectively. However, CCTV and some other television stations have sole discretion in setting and adjusting the future amount of the sales commissions and performance bonuses they pay to advertising agencies at any time. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Our CCTV-related business has been, and is expected to continue to be critical to our business and financial performance. Failure to maintain our relationship with CCTV would continue to materially and adversely affect our business, results of operations, financial condition and prospects.”

We expect our advertising agency revenues to increase as we expand our agency business, especially through the expansion of spending on other TV media platform and internet advertising.

Branding and Identity Services. Our branding and identity revenues amounted to US$5.0 million in 2013 compared to US$6.5 million in 2012 and US$7.0 million in 2011. We derive our branding and identity services revenues from providing creative design and production management services for the development of an advertisement. We account for the total amount of payments we receive from advertising clients for such services as our branding and identity services revenues.

Cost of Revenues

Our total cost of revenues amounted to US$195.6 million, US$117.1 million and US$125.6 million in 2011, 2012 and 2013, respectively. We account for our cost of revenues separately for our three operating segments. The following table sets forth a breakdown of our cost of revenues by our three operating segments for the periods indicated:

	For the Year Ended December 31,
	2011		2012		2013
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	(US$ in thousands, except percentages)
Cost of revenues:
Media investment management	187,878	67.1%	107,976	65.3%	117,578	64.0%
Advertising agency	3,737	1.3%	4,864	2.9%	4,243	2.3%
Branding and identity services	4,015	1.4%	4,303	2.6%	3,765	2.0%

Total cost of revenues	195,630	69.8%	117,143	70.8%	125,586	68.3%

Media Investment Management. The cost of revenues for our media investment management business decreased from US$187.9 million in 2011 to US$108.0 million in 2012 and increased to US$ 117.6 million in 2013. For our media investment management business, we enter into exclusive advertising agency agreements to secure all or a portion of the advertising time and other advertising rights on various media platforms, including television channels, specific television programs, special events and interactive HDTV digital cable platforms. Our cost of revenues for our media investment management business primarily consists of the media costs that we must pay to secure the advertising time and other advertising rights under the exclusive agency arrangements and related business taxes, value added taxes (“VAT”) and surcharges. After evaluating the profitability and risk of certain exclusive agency arrangements and discussing with the satellite television stations, we did not renew our agreements with Shanghai Dragon Television and Hubei Provincial Economic TV in 2012. And we didn’t renew the Shanghai Channel Young program at the end of 2012. In addition, in 2012, we purchased less advertising time and other advertising rights under exclusive arrangements. The media investment management revenues also were affected by regulatory changes in the satellite TV business as well as by soft overall demand in the marketplace. At the beginning of 2012, we dropped several media assets to modify our media inventory mix and to reduce risk following regulatory changes in the satellite TV market. As a result of the foregoing, our media investment management cost of revenues decreased in 2012. In 2013, we have our exclusive agency arrangements with respect to advertising rights on three television channels (Tianjin Satellite Television, Nanfang Satellite Television and Beijing Sport Channel), certain CCTV programs and the interactive HDTV digital cable platforms in Beijing, Shanghai and Guangzhou.

Advertising Agency. The cost of revenues for our advertising agency business increased from US$3.7 million in 2011 to US$4.9 million in 2012 and US$4.2 million in 2013. The cost of revenues for our advertising agency business primarily consists of salaries and benefits for our advertising agency professionals and related business taxes, VAT and surcharges. We account for our advertising agency revenues on a net basis. Accordingly, our cost of revenues for our advertising agency business has remained a relatively small percentage of our advertising agency revenues. While we expect our advertising agency revenues to increase in the near future, we anticipate that our cost of revenues for this business segment will remain relatively small as a percentage of our total cost of revenues.

Branding and Identity Services. The cost of revenues for our branding and identity services business increased from US$4.0 million in 2011 to US$4.3 million in 2012 and deceased to US$3.8 million in 2013. The cost of revenues for our branding and identity services business primarily consists of the production costs for the advertisements that we design and related business taxes, VAT and surcharges. It also includes the costs of salaries and benefits for our branding and identity professionals. The amount of the cost of our revenues for our branding and identity services tracked the corresponding increase and decrease in revenues from our branding and industry services.

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

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Such a pilot program has been phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Starting from September 1, 2012, one PRC subsidiary and one VIE of the Group became subject to VAT at the rate of 6%, on certain service revenues which were previously subject to business tax. Two other PRC subsidiaries, which were founded in September 2012, are subject to VAT since the inception of both subsidiaries.

Gross Profit

The following table sets forth our gross profit by our operating segments for the periods indicated.

	For the Year Ended December 31.
	2011	2012	2013
	(US$ in thousands, except percentages)
Gross profit:
Media investment management	50,959	4,810	10,858
Advertising agency	30,548	41,370	46,113
Branding and identity services	3,001	2,175	1,246

Total gross profit	84,508	48,355	58,217

Our gross profit amounted to US$58.2 million in 2013 from US$48.4 million in 2012 and US$84.5 million in 2011.

Media Investment Management. The gross profit from our media investment management business decreased significantly from 2011 to 2012, primarily as a result of the effect of the satellite TV operating environment in 2011 and 2012. The gross profit from our media investment management business increased from 2012 to 2013 primarily as a result of change in media investment resources. We entered into exclusive agreement with BTV Sport Channel from June 2012, thus we operated this channel for full year in 2013 compared to 7 months in 2012. As a result, our media investment management revenues increased in 2013. If we excluded BTV Sport Channel, our media investment management revenues slightly decrease in 2013. After evaluating the profitability and risk of certain exclusive agency arrangements and discussing with the satellite television stations, we did not renew our agreements with Shanghai Dragon Television and Hubei Provincial Economic TV in 2012. And we didn’t renew Shanghai Channel Young at the end of 2012. In addition, in 2012, we entered into exclusive agency arrangements with several new parties but overall, purchased less advertising time and other advertising rights under exclusive arrangements. In 2013, we have our exclusive agency arrangements with respect to advertising rights on three television channels (Tianjin Satellite Television, Nanfang Satellite Television and Beijing Sport Channel), certain CCTV programs and the interactive HDTV digital cable platforms in Beijing, Shanghai and Guangzhou. And we expect that our gross profit for Media Investment Management may maintain at the same level in 2013 as 2012.

Advertising Agency Business. The gross profit from our advertising agency business increased from 2011 to 2012 and 2013 due to increases in our advertising agency revenues, which were driven by an increase in the total advertising spending for advertisements we placed for our clients. The gross profit from our advertising agency business may increase to the extent we continue to receive more clients and more engagements from our clients to place advertisements on a variety of television stations and other advertising platforms, such as internet advertising, and these engagements lead to an overall increase in the total advertising spending placed by our clients.

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

	For the Year Ended December 31,
	2011		2012		2013
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	(US$ in thousands, except percentages)
Operating expenses:
Selling and marketing expenses	27,119	9.7%	36,026	21.8%	38,204	20.8%
General and administrative expenses	9,704	3.4%	16,234	9.8%	17,748	9.7%

Total operating expenses	36,823	13.1%	52,260	31.6%	55,952	30.5%

Selling and Marketing. Our selling and marketing expenses primarily consist of salaries and benefits for our sales staff, marketing and promotional expenses and business development expenses. We also account for the cost of procuring market research and data from third party industry sources as selling and marketing expenses because we routinely use such research and data in connection with our selling and marketing activities. Selling and marketing expenses accounted for approximately 9.7%, 21.8% and 20.8% of our total revenues in 2011, 2012 and 2013, respectively. We expect the amount of our selling and marketing expenses to decrease as an absolute amount but increase as a percentage of our total revenues in the near future.

General and Administrative. Our general and administrative expenses primarily consist of salaries and benefits for management, accounting and administrative personnel, office rentals, depreciation of office equipment, professional service fees, maintenance and utilities. General and administrative expenses accounted for approximately 3.4%, 9.8% and 9.7% of our total revenues in 2011, 2012 and 2013, respectively. We expect our general and administrative expenses to increase as an absolute amount but maintain at current level as a percentage of our total revenues in the near future.

Inflation/Deflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2011, 2012 and 2013 were an increase of 5.4%, an increase of 2.6% and a decrease of 0.02%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands. Our intermediate holding company incorporated in the British Virgin Islands is not subject to income or capital gains taxes or withholding taxes on dividend payments. No Hong Kong profits tax has been provided as we do not have assessable profits earned in or derived from Hong Kong for the years ended December 31, 2011, 2012 and 2013. Our subsidiaries incorporated in Hong Kong are not subject to capital gains taxes or withholding taxes on dividend payment under the current laws of Hong Kong.

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

Our subsidiaries and variable interest entities in China are subject to 5% business taxes or 6% value-added tax and 3%-3.5% related surcharges levied on our revenues net of our media costs by various local tax authorities.

Under the EIT law, PRC enterprises that were subject to a 33% enterprise income tax rate are subject to a 25% enterprise income tax rate commencing January 1, 2008.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program has been phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Starting from September 1, 2012, one PRC subsidiary and one VIE of the Group became subject to VAT at the rate of 6%, on certain service revenues which were previously subject to business tax. Two other PRC subsidiaries, which were founded in September 2012, are subject to VAT since the inception of both subsidiaries. After August 2013, all subsidiaries in China are subject to VAT.

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

We occasionally engage in barter transactions where we trade advertising time slots for goods or advertising resources. For advertising-for-good barter transactions, revenues are recorded based on the fair value of goods received, which is more clearly evident than the fair value of the advertising time slots surrendered. For advertising-for-advertising barter transactions, revenues are recorded based on the our own historical practice of receiving cash for similar advertising time slots from customers unrelated to the party in the barter transaction, if available, or the carrying amount of the advertising time slots surrendered. The amounts of revenue recognized for barter transactions for the years ended December 31, 2011, 2012 and 2013 were US$0.1 million, nil and US$3.1 million.

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

Significant management judgment is required in determining our provisions for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The valuation allowance is based on our estimates of taxable income as determined by the jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations. During the year ended December 31, 2013, considering the increased profitability of our certain PRC entities, we have increased our estimates of future taxable income for such entities, which resulted in a reduction of valuation allowance by $3.2 million and a reduction of income tax expenses in the same amount.

U.S. GAAP requires that the impact of an uncertain income tax position on the income tax return be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that the payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. We did not identify significant unrecognized tax benefits for the years ended December 31, 2011, 2012 and 2013.

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

Share-Based Compensation

Our share–based payment transactions with directors, employees and consultants are measured based on the grant date fair value of the equity instrument we issued and recognized as compensation expense over the requisite service period based on a straight line bases, with a corresponding impact reflected in additional paid–in capital.

In 2009 and 2010, we granted options to purchase our ordinary shares to our directors, employees and consultants. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors, Supervisors and Executive Officers — 2008 Share Incentive Plan.”

In 2011, 2012 and 2013, we granted 372,000, 190,668 and 800,000 restricted shares, respectively, to our employees and consultants. The fair value of restricted shares was esimated based upon the market price of our ADSs which were listed on the Nasdaq Global Market.

On April 2, 2013, our board of directors authorized to amend the 2008 Share Incentive Plan terms and also approved some 2008 grants amendment. The contractual term of the options granted under the 2008 plan was extended from five years to ten years. Five option agreements with total 930,000 share options were modified to 625,000 share options, and the exercise prices in the five option agreements were modified from $3.4 or 3.15 per share to nil per share. This amendment was accounted for as a modification to share awards.

In determining the fair value of our stock options immediately before the modification and on the modification date, we used the Black-Scholes option pricing model and considered a valuation report prepared by American Appraisal China Limited, or AAC, an independent third–party appraisal firm, based on data we provided.

The assumptions used to determine the fair value of the options in relationed to the modification were as follows:

Grant Date	2013
Expected volatility	0.691~0.872
Risk-free interest rate	0.48%~0.79%
Expected dividend yield	0%
Expected term (in years)	1.01~2.71
Fair value of underlying ordinary share	US$5.20

The volatility of the underlying ordinary shares during the expected term of the options was estimated based on the historical stock price volatility of the Company and comparable listed companies over a period comparable to the expected term of the options. The risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options. The dividend yield was estimated based on its expected dividend policy over the expected term of the options. The expected term were estimated based on the vesting and contractual terms, employee demographics and the expected term of the similar companies. The closing market price of the ordinary shares of our company as of the modification date was used as the fair value of the ordinary shares on that date. We are required to estimate forfeitures at the time of grant and record share–based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from these estimates, we may need to revise those estimates used in subsequent periods.

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

Results of Operations

Selected Consolidated Financial Information

The following table sets forth selected consolidated statements of operations for the relevant periods:

	For the Year Ended December 31,
	2011		2012		2013
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	(US$ in thousands, except share and per share data and percentages)
Revenues:
Media investment management	238,837	85.3%	112,786	68.2%	128,436	69.9%
Advertising agency	34,285	12.2%	46,234	27.9%	50,356	27.4%
Branding and identity services	7,016	2.5%	6,478	3.9%	5,011	2.7%
Total revenues	280,138	100.0%	165,498	100.0%	183,803	100%
Cost of revenues:
Media investment management	187,878	67.1%	107,976	65.3%	117,578	64.0%
Advertising agency	3,737	1.3%	4,864	2.9%	4,243	2.3%
Branding and identity services	4,015	1.4%	4,303	2.6%	3,765	2.0%
Total cost of revenues	195,630	69.8%	117,143	70.8%	125,586	68.3%
Gross profit	84,508	30.2%	48,355	29.2%	58,217	31.7%
Operating expenses
Selling and marketing expenses	27,119	9.7%	36,026	21.8%	38,204	20.8%
General and administrative expenses	9,704	3.4%	16,234	9.8%	17,748	9.7%
Total operating expenses	36,823	13.1%	52,260	31.6%	55,952	30.4%
Share of earnings from equity method investees	2	—	350	0.2%	75	0.0%
Changes in fair value of consideration payable	—	—	654	0.4%	521	0.3%
Impairment on call option	—	—	345	0.2%	285	0.2%
Operating profit (loss)	47,687	17.0%	(3,246)	(2.0)%	2,576	1.4%
Interest income	2,497	0.9%	2,255	1.4%	1,026	0.6%
Interest expense	—	—	—	—	—	—
Impairment on cost method investments	—	—	—	—	—	—
Other expense	—	—	(13)	—	(792)	(0.4)%
Income (loss) before income tax expense	50,184	17.9%	(1,004)	(0.6)%	2,810	1.5%
Income tax expense	2,158	0.8%	1,472	0.9%	1,409	0.8%
Net income (loss)	48,026	17.1%	(2,476)	(1.5)%	1,401	0.8%
Net income attributable to noncontrolling interest	1,572	0.9%	1,518	0.9%	706	0.4%
Net income attributable to redeemable noncontrolling interest	307	0.2%	711	0.4%	299	0.2%
Net income (loss) attributable to Charm Communications Inc.	46,147	16.5%	(4,705)	(2.8)%	396	0.2%
Net income (loss) per share:
Basic	0.59		(0.06)		0.00
Diluted	0.56		(0.06)		0.00
Shares used in computation of net income (loss) per share:
Basic	78,266,839		77,498,250		79,871,761
Diluted	82,113,765		77,498,250		80,639,506
Net income (loss) per ADS:
Basic	1.18		(0.12)		0.01
Diluted	1.12		(0.12)		0.01
ADS used in computation of net income (loss) per share:
Basic	39,133,419		38,749,125		39,935,880
Diluted	41,056,882		38,749,125		40,319,753

Year Ended 2013 Compared to Year Ended 2012

Total Revenues. Our total revenues increased by 11.1% to US$183.8 million in 2013 from US$165.5 million in 2012.

•	Our media investment management revenues increased by 13.9% to US$128.4 million in 2013 from US$112.8 million in 2012, mainly due to the change in media investment business mixture that we operated full year of BTV Sport Channel in 2013 compared to 7 months in 2012. Our media investment management revenues decreased slightly in 2013 compared to 2012 after excluding the BTV Sport Channel.

•	Our advertising agency revenues increased by 8.9% to US$50.4 million in 2013 from US$46.2 million in 2012, mainly because we intend to strengthen our agency business, and increase advertising spending on non-CCTV media platforms, such as the Internet and satellite channels, all of which exhibited higher extraction rates relative to those associated with CCTV.

•	Our branding and identity services revenues decreased by 22.6% to US$5.0 million in 2013 from US$6.5 million in 2012 primarily due to a decrease in client demand for our creative services in 2013.

Cost of Revenues. Our cost of revenues increased by 7.2% to US$125.6 million in 2013 from US$117.1 million in 2012.

•	Our cost of revenues for our media investment management business increased by 8.9% to US$117.6 million in 2013 from US$108.0 million in 2012 is in line with the increase in media investment management revenue.

•	Our cost of revenues for our advertising agency business decreased by 12.8% to US$4.2 million in 2013 from US$4.9 million in 2012. The decrease in the cost of our revenues for our advertising agency business is primarily due to less VAT incurred in 2013 as a result of some timing difference in offsetting the purchase VAT invoices.

•	Our cost of revenues for our branding and identity services business decreased by 12.5% to US$3.8 million in 2013 from US$4.3 million in 2012 primarily due to an increase in branding and identity revenue.

Gross Profit. As a result of the foregoing, our overall gross profit increased by 20.4% to US$58.2 million in 2013 from US$48.4 million in 2012. Our gross margin increased to 31.7% in 2013 from 29.2% in 2012.

•	Our media investment management business generated a gross profit of US$10.9 million in 2013, representing a gross margin of 8.5%, and US$4.8 million in 2012, representing a gross margin of 4.3%. Since we account for our media investment management revenues on a gross basis, we realize a lower gross margin from this business compared to our advertising agency business. The gross margin for our media investment management business increased in 2013 primarily due to sufficiently ramp up of business in Nanfang Satellite Channel and HDTV resources in year 2013.

•	Our advertising agency business generated a gross profit of US$46.1 million in 2013, representing a gross margin of 91.6%, and US$41.4 million in 2012, representing a gross margin of 89.5%. Since we account for our advertising agency revenues on a net basis, we realize a higher gross margin for this business than our other businesses.

•	Our branding and identity business generated a gross profit of US$1.2 million in 2013, representing a gross margin of 24.9%, and US$2.2 million in 2012, representing a gross margin of 33.6%.

Operating Expenses. Our operating expenses increased significantly by 7.1% to US$56.0 million in 2013 from US$52.3 million in 2012.

•	Our selling and marketing expenses increased by 6.0% to US$38.2 million in 2013 from US$36.0 million in 2012 primarily due to increased selling related activities as a result of increased revenues.

•	Our general and administrative expenses increased by 9.3% to US$17.7 million in 2013 from US$16.2 million in 2012, was mainly attributed to higher personnel expense in 2013.

Operating Profit (Loss). As a result of the foregoing, our operating profit(loss) increased by 179.4% to operating profit of US$2.6 million in 2013 from operating loss of US$3.2 million in 2012.

Interest Income. Our interest income decreased by 54.5% to US$1.0 million in 2013 from US$2.3 million in 2012 primarily because we have lower deposits in 2013 than 2012 due to high liquidity requirements in operation.

Net Income (loss). As a result of the foregoing, our net income increased by 156.6% to net income of US$1.4 million in 2013 from net loss of US$2.5 million in 2012.

Net Income attributable to noncontrolling interest. In 2013, our net income attributable to noncontrolling interest was US$0.7 million compared to US$1.5 million in 2012.

Net Income attributable to redeemable noncontrolling interest. In 2013, our net income attributable to noncontrolling interest was US$0.3 million compared to US$0.7 million in 2012.

Net Income (loss) attributable to Charm Communications Inc. As a result of the foregoing, our net income (loss) attributable to Charm Communications Inc. increased by 108.4% to net income of US$0.4 million in 2013 from net loss of US$4.7 million in 2012.

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

Recent Accounting Pronouncements

In March 2013, the Financial Accounting Standards Board, or FASB, has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. We will adopt this pronouncement on January 1, 2014 and do not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this Accounting Standards Update, or ASU, is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We will adopt this pronouncement on January 1, 2014 and do not expect the adoption of this pronouncement will have a significant impact on its consolidated financial statements.

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. ASU 2014-08 limits the requirement to report discontinued operations to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. The amendments also require expanded disclosures concerning discontinued operations and disclosures of certain financial results attributable to a disposal of a significant component of an entity that does not qualify for discontinued operations reporting. The amendments in this ASU are effective prospectively for reporting periods beginning on or after December 15, 2014, with early adoption permitted. We will adopt this pronouncement on January 1, 2015 and do not expect the adoption of this pronouncement will have a significant impact on our consolidated financial statements.

B. Liquidity and Capital Resources

Our primary sources of liquidity is cash generated from our operations and our financing activities, including proceeds from our initial public offering. As of December 31, 2013, we had approximately US$121.2 million in cash and cash equivalents. Our cash and cash equivalents generally consist of cash on hand. We expect to require cash to fund our ongoing business needs, particularly media payments due to the media platforms, including television channels with which we have entered into exclusive advertising agency agreements, payments to directors and other service providers for the production of advertisements, salary and benefits and material costs and expenses. Other cash needs include primarily the working capital for our daily operations and securing advertising media resources under our media investment management business. In addition, we also announced a special dividend out of our additional paid-in capital to shareholders on March 19, 2013. In March 2013, we distributed US$19.9 million to our shareholders as a special dividend.

We expect to use cash generated in our media investment management business to make payments under our exclusive agency arrangements with respect to advertising rights on three television channels (Tianjin Satellite Television, Nanfang Satellite Television and Beijing Sport Channel), certain CCTV programs and the interactive HDTV digital cable platforms in Shanghai and Guangzhou. As of December 31, 2013, we were obligated under our agreements with television stations to make payments of approximately US$665.0 million in the aggregate for 2014 and afterwards. Under our exclusive agency arrangements, we use cash to pay for the advertising time and other advertising rights in advance and we generate cash from selling these advertising media resources to advertisers. If we fail to generate enough cash from the sales of these advertising media resources to meet our payment obligations to the television channels, our liquidity, financial condition and results of operations would be adversely affected. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Our media investment management business may not produce the expected returns and may result in significant losses.” As we continue to expand our media investment management business, we expect an increase in our cash needs. However, we expect to generate revenues as we sell the advertising time and other advertising rights secured under the exclusive agency arrangements and expect these revenues to largely offset the cost of revenues incurred under these exclusive agency arrangements.

We believe that our cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs through 2014.

We have fully repaid the promissory note in the principal amount of US$19.6 million due on January 20, 2011, with an annual interest rate of 4.75%. This promissory note was issued to Mr. He Dang in connection with the investment by Aegis Media.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31.
	2011	2012	2013
	(US$ in thousands)
Net cash provided by operating activities	24,138	293	21,385
Net cash used in investing activities	(5,464)	(5,469)	(3,738)
Net cash used in financing activities	(7,549)	(18,697)	(17,267)
Effect of changes in exchange rate	4,961	1,056	4,259
Net increase/decrease in cash and cash equivalents	16,086	(22,817)	4,639
Cash and cash equivalents at the beginning of the year	123,320	139,406	116,589
Cash and cash equivalents at the end of the year	139,406	116,589	121,228

Operating Activities

Our net cash provided by operating activities was US$0.3 million in 2012 compared to net cash provided by operating activities US$24.1 million in 2011, primarily as a result of a increase in net income, decrease in notes receivable, accounts receivable and prepaid expenses in 2012, which was partially offset by decrease in accounts payable and advances from customers. Our decrease of these accounts in 2012 was mainly due to the decrease in media investment management revenue.

Our net cash provided by operating activities was US$21.4 million in 2013 compared to net cash provided by operating activities US$0.3 million in 2012, primarily as a result of increase in net income, and increase in advances from customers. In 2013 the increase in advances from customers was primarily due to the early payment from customers to secure some hot demand agency resources in 2013.

Investing Activities

Net cash used in investing activities largely reflects our capital expenditures, which consists of purchases of fixed assets, such as computers and other office equipment. Our net cash used in investing activities amounted to US$5.5 million in 2011, US$5.5 million in 2012 and US$3.7 million in 2013. The cash used in investing activities in 2011 was primarily due to acquisition of Clickpro and investments to set up joint ventures of Wasu Digital Co., Ltd and Chongqing Changhui. The cash used in investing activities in 2012 was primarily due to acquisition of fixed assets and set up subsidiaries of Beijing Hongtu Zhuoyue Advertising Co., Ltd. and Beijing Guozhi Travel & Culture Co., Ltd., joint ventures of Guangdong Nanfang Media New Broadcast Co., Ltd. and cost method investment of Shanxi Jiuyuanji Culture Industry Investment Co., Ltd. The cash used in investing activities in 2013 was primarily due to acquisition of fixed assets.

Financing Activities

In 2011, we had net cash used in financing activities of US$7.5 million, which was primarily consisted of the final payment of previously declared dividend to our shareholder and our share repurchase program starting from September 2011. In 2012, we had net cash used in financing activities of US$18.7 million, which was primarily consisted of the final payment of previously declared dividend to our shareholder and our share repurchase program. In 2013, we had net cash used in financing activities of US$17.3 million, which was primarily, consisted of the final payment of previously declared dividend to our shareholder and payment of acquisition consideration.

C. Research and Development, Patents and License, etc.

None.

D. Trend Information

Please refer to “— A. Operating Results — Overview” for a discussion of the most significant recent trends in our services, sales and marketing since the end of 2013. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or operating revenues, income from continuing operations, profitability, liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013. Other than such obligations and the contractual obligations described below, we had no other contractual obligations or commercial commitments as of December 31, 2013:

	Payments Due by Period
	Total	Less than 1 Year	1-2 Years	2-3 Years	More than 3 Years
	(US$ in thousands)
Operating lease obligations	6,066	2,412	1,890	1,059	705
Purchase obligation (1)	144,544	106,489	38,055	—	—
Acquisition consideration payable (2)	2,266	950	1,316	—	—

(1)	We also entered into agreements with certain television stations to purchase advertising time. As of December 31, 2013, under these agreements, we are contractually obligated to make total minimum payments US$144.5 million for the years ending December 31, 2014 and 2015.
(2)	In August 2011, we acquired 60% of Clickpro’s business for the purpose of strengthening our performance marketing business. Pursuant to the acquisition agreement, the contingent consideration for the acquisition will be paid in several installments based on the net income of the acquired business. The total outstanding contingent consideration payable as of December 31, 2013 was estimated to be US$2.3 million.

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

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
He Dang	47	Chairman of the board of directors and chief executive officer of our company
Zhan Wang	37	Independent director
Gang Chen	49	Independent director
Nick Waters	46	Director
Cathy Chen	44	President of agency business
Linna Li	37	Vice president
Lei Wu	41	Vice president
Johnny Zhu	39	Vice president
Cindy Wang	36	Vice president of finance

He Dang is the founder and chief executive officer of our company and the chairman of our board of directors. Prior to founding our company in 1995, he worked at the Ministry of Culture of China and China Culture and Art Development Company. Mr. Dang has over sixteen years of experience in the television advertising industry. Mr. Dang has won many industry awards during his career. He was named one of the ten persons of the year in the Chinese advertising industry jointly by Advertising Pointer, a magazine focusing on advertising in China, and several other organizations in 2004 and 2005, and an outstanding young entrepreneur by Beijing Municipal Bureau of Personnel and Beijing Association of Youth in 2007. Mr. Dang was also named the 2008 Top Contributor in Affecting and Promoting Chinese Brand by Chief Brand Officer Magazine, and won the Jin Yuan Award for Top 10 Leaders in Advertising Industry in 2009 awarded by the Advertiser Market Observer Magazine. In 2006, Mr. Dang was nominated for Advertiser of the Year in China by the China Advertising Association. Mr. Dang received his bachelor’s degree in philosophy from Beijing Normal University in 1989.

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

Linna Li has been our vice president in our CCTV buying platform since June 2010. Ms. Li has a wealth of experience in the advertising industry from over 15 years with our company and has extensive specialist knowledge of media buying. Her knowledge and dedication have made a significant contribution to building our agency business and helped make us the largest buyer of CCTV media resources for each of the last seven years. Ms. Li receive her graduate degree in Economics from the Chinese Academy of Social Science Graduate School in 1998.

Lei Wu has been our group vice president and the general manager of our sports marketing department since May 2013. Before joining the company in 2012, Mr. Wu served as the planning manager and sporting event director for China International Television Corporation and the Beijing Organizing Committee for the Olympic Games from 2005 to 2010. From 2000 to 2005, Mr. Wu worked at CCTV Sports. Mr. Wu has extensive knowledge and experience in operating sports resources after successfully running domestic and international sporting events. Mr. Wu received his MBA degree from Nankai University in 2010 and his bachelor’s degree in ideological and political education from Nanjing University of Science and Technology in 1994.

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

Cindy Wang has been our vice president of finance since August 2013. Prior to joining Charm in April 2008, Ms. Wang served as finance controller in VisionChina Media Inc. Prior to joining in VisionChina in April 2007, Ms. Wang was an audit manager in the technology, communication and entertainment industry group at Ernst & Young Beijing office providing accounting and audit services, Sarbanes-Oxley Act Section 404 compliance requirements to clients seeking access to U.S. capital markets. Ms. Wang received her bachelor’s degree in finance from Zhejiang University in 1999, and Master of Science in Accounting from University of Missouri – Kansas City in 2001.

Mr. Wei Zhou served as our chief financial officer from November 2009 to November 2013. He resigned on November 1, 2013 upon the expiration of his employment contract. There were no disagreements between Mr. Zhou and the Company on any matter relating to the Company’s operations, policies or practices.

Mr. Andrew J. Rickards served as a member of our board of directors and its audit, compensation and corporate governance and nominating committees from April 2010 to April 2014. On April 9, 2014, he resigned from our board of directors and ceased to be a member of its audit, compensation and corporate governance and nominating committees due to other business commitments. There were no disagreements between Mr. Rickards and the Company on any matter relating to the Company’s operations, policies or practices.

The address of our directors and executive officers is: c/o Charm Communications Inc., Legend Town, CN01 Floor 4, No.1 Ba Li Zhuang Dong Li, Chaoyang District, Beijing 100025, China.

B. Compensation of Directors, Supervisors and Executive Officers

Compensation

For the year ended December 31, 2013, we paid an aggregate of approximately US$1.4 million in cash to our executive officers. We also granted options to purchase an aggregate of 709,250 ordinary shares to our existing directors and executive officers pursuant to our equity incentive plan adopted in March 2008. See “— 2008 Share Incentive Plan.” We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors except our contributions on behalf of our executive officers to a government-mandated multi-employer defined contribution plan. Our total contribution to such plan, including contributions made on behalf of our executive officers and other employees, was US$4.4 million for 2013.

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

Our board of directors has granted options to participants in our 2008 Share Incentive Plan. As of December 31, 2013, there were 1,989,444 ordinary shares issuable upon the exercise of outstanding share options at a weighted average exercise price of US$0.43 per share and there were 544,727 ordinary shares available for future issuance under our 2008 Share Incentive Plan. The following table summarizes, as of December 31, 2013 the options granted to our directors and executive officers and other individuals as a group, without giving effect to options that were exercised or terminated.

Name	Options or Restricted Shares Awarded		Exercise Price or Purchase Price (US$/Share)		Date of Grant	Date of Expiration
Andrew J. Rickards#		*	Nil	**	April 9, 2010	April 9, 2015
Zhan Wang		*	Nil	**	April 9, 2010	April 9, 2015
					April 2, 2013	April 2, 2018
Gang Chen		*	1.00/Nil		April 8, 2008	April 8, 2018	**
					July 25, 2011	July 25, 2016
					May 5, 2013	May 5, 2023
Li Linna		*	1.00		April 8,2008	April 8, 2018	**
Cindy Wang		*	Nil		April 2, 2013	April 2, 2018

Other individuals as a group	1,280,194		Nil-4.45		Various dates	Various dates

*	Less than 1% of our outstanding ordinary shares
**	The grants amended in April 2013.
#	Mr. Rickards resigned from the board of directors of the Company at the conclusion of the term of his independent director agreement, effective April 9, 2014.

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

C. Board Practices

Board of Directors

Our board of directors currently consists of four directors. Under our amended and restated articles of association, which came into effect upon the closing of our initial public offering in May 2010, our board of directors should consist of at least three directors. Our directors are appointed by ordinary resolution. A director is not required to hold any shares in us by way of qualification.

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

Audit Committee . The members of our audit committee during 2013 were Mr. Andrew J. Rickards, Mr. Zhan Wang and Mr. Gang Chen. Mr. Rickards resigned from our board of directors and its audit committee on April 9, 2014. Our board of directors has determined that each of Andrew J. Rickards, Zhan Wang and Gang Chen satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605(a)(2) of the Nasdaq Listing Rules. Prior to Mr. Rickards’ resignation from our board of directors and its audit committee, he was the chairman of our audit committee and met the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Following Mr. Rickards’ resignation, we elected to follow the practices of the Cayman Islands, our home jurisdiction, in lieu of Nasdaq Listing Rules’ audit committee requirement, under which an audit committee must be comprised of at least three members, with at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication. Our audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. The members of our compensation committee during 2013 were Andrew J. Rickards, Zhan Wang and He Dang. He Dang is the chairman of our compensation committee. Mr. Rickards resigned from our board of directors and its compensation committee on April 9, 2014 and was replaced by Mr. Gang Chen who resumed the vacancy in the compensation committee from Mr. Rickards’ departure. Our board of directors has determined that each of Gang Chen, Andrew J. Rickards and Zhan Wang satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee. The member of our corporate governance and nominating committee were Andrew J. Rickards, Zhan Wang and He Dang. He Dang is the chairman of our corporate governance and nominating committee. Mr. Rickards resigned from our board of directors and its corporate governance and nominating committee on April 9, 2014 and was replaced by Mr. Gang Chen who resumed the vacancy in the corporate governance and nominating committee committee from Mr. Rickards’ departure. Our board of directors has determined that each of Gang Chen, Andrew J. Rickards and Zhan Wang satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Our corporate governance and nominating committee assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D. Employees

As of December 31, 2011, 2012 and 2013, we had 691, 813 and 753 full-time employees, respectively. As of December 31, 2011, we had 25 professionals engaged in creative roles, 546 professionals engaged in sales and marketing roles and 120 professionals engaged in providing supporting services, such as finance and administration. As of December 31, 2012, we had 34 professionals engaged in creative roles, 644 professionals engaged in sales and marketing roles and 135 professionals engaged in providing supporting services, such as finance and administration. As of December 31, 2013, we had 17 professionals engaged in creative roles, 607 professionals engaged in sales and marketing roles and 129 professionals engaged in providing supporting services, such as finance and administration. We plan to hire additional employees in all functions as we grow our business. None of our employees are represented by a labor union or other collective bargaining agreements. Since our inception, we have never experienced a strike or other disruption of employment. We believe our relationships with our employees are good.

The remuneration package of our employees includes salary, bonus, stock options, other cash benefits and benefits in-kind. In accordance with applicable regulations in China, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan and a housing reserve fund for the benefit of all of our employees. Our total contribution for such employee benefits required by applicable regulations amounted to approximately US$2.6 million, US$3.4 million and US$4.4 million for 2011, 2012 and 2013, respectively.

E. Share Ownership

Each of our directors, supervisors and executive officers holds our shares either directly for their own account or indirectly as the representative of another legal entity on our board of directors. The following table sets forth the share ownership of our directors, supervisors and executive officers as of March 31, 2014, our most recent record date by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; or

•	each person known to us to own beneficially more than 5.0% of either Class A ordinary shares or Class B ordinary shares.

The calculations in the table below assume there are 81,600,545 ordinary shares (including both Class A ordinary shares and Class B ordinary shares on a combined basis) outstanding as of April 30, 2014, our most recent record date. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of April 30, 2014, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
Name	Number		%
Directors and Executive Officers:
He Dang (1)	47,260,000		57.9
Nick Waters (2)	12,390,000		15.2
Andrew J. Rickards (10)		*		*
Zhan Wang		*		*
Gang Chen		*		*
Cathy Chen		*		*
Linna Li		*		*
Lei Wu		*		*
Johnny Zhu		*		*
Cindy Wang		*		*
Wei Zhou (9)		*		*
All directors and executive officers as a group (3)	60,253,383		73.8
Other Principal Shareholders:
Merry Circle Trading Limited (4)	44,016,250		55.0
Aegis Media Pacific Ltd (5).	12,390,000		15.5
Chaview Investments Limited (6)	5,000,000		6.2
Invesco Ltd. (7)	2,216,980		2.6
Aberdeen Asset Management PLC (8)	1,751,515		2.4

*	Less than 1%.
(1)	Includes 44,016,250 Class B ordinary shares owned by Merry Circle Trading Limited, a British Virgin Islands company and 1,093,750 Class B ordinary shares owned by Honour Idea Limited, a British Virgin Islands company. Mr. He Dang is the sole shareholder and sole director of Honour Idea Limited. Mr. He Dang is the sole director of Merry Circle Trading Limited, which is owned by Full Quantum Investments Limited, a Bahamian company. Full Quantum Investments Limited is in turn wholly owned by the Dang Family Trust. Credit Suisse Trust Limited is the trustee of the Dang Family Trust, which is a discretionary trust constituted under the laws of Singapore with Mr. He Dang as settlor and Mr. He Dang and certain of his family members as beneficiaries. The business address of Mr. He Dang is c/o Charm Communications Inc., Legend Town, CN01 Floor 4, No.1 Ba Li Zhuang Dong Li, Chaoyang District, Beijing 100025, China.
(2)	Includes 12,390,000 Class B ordinary shares held by Aegis Media Pacific Ltd. Mr. Waters disclaims beneficial ownership of these shares except to the extent of any pecuniary interests therein.

(3)	Includes (i) ordinary shares beneficially owned by all of our directors and executive officers as a group and (ii) ordinary shares issuable upon the exercise of all options that are exercisable within 60 days of April 30, 2011 held by all of our directors and executive officers as a group.
(4)	The mailing address of Merry Circle Trading Limited, a British Virgin Islands company is 21st Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. Mr. He Dang is the sole director of Merry Circle Trading Limited, which is owned by Full Quantum Investments Limited, a Bahamian company. Full Quantum Investments Limited is in turn wholly owned by the Dang Family Trust. Credit Suisse Trust Limited is the trustee of the Dang Family Trust, which is a discretionary trust constituted under the laws of Singapore with Mr. He Dang as settlor and Mr. He Dang and certain of his family members as beneficiaries. The business address of Mr. He Dang is c/o Charm Communications Inc., Legend Town, CN01 Floor 4, No.1 Ba Li Zhuang Dong Li, Chaoyang District, Beijing 100025, China.
(5)	The mailing address of Aegis Media Pacific Ltd. is Parker Tower, 43-49 Parker Street, London, England, WC2B 5P5. Aegis Media Pacific Ltd. is a wholly-owned subsidiary of Aegis Group plc. Nick Waters is the chief executive officer of Aegis Media Asia Pacific Management Ltd., an affiliate of Aegis Media, and disclaims beneficial ownership of the ordinary shares held by Aegis Media except to the extent of any pecuniary interest therein.
(6)	Includes 5,000,000 Class B ordinary shares held by Chaview Investments Limited. The mailing address of Chaview Investments Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Chaview Investments Limited is a wholly owned subsidiary of AIF Capital Asia III, L.P., whose general partner is AIF Capital Asia III GP Limited. The mailing address of AIF Capital Asia III GP Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(7)	Represents 2,216,980 Class A ordinary shares held by Invesco Ltd., as reported on a Schedule 13G/A filed by Invesco Ltd. on February 11, 2014. The 2,216,980 Class A ordinary shares beneficially owned by Invesco Ltd. represent 14.6% of Class A ordinary shares.
(8)	Represents 1,751,515 Class A ordinary shares held by Aberdeen Asset Management PLC, as reported on a Schedule 13G/A filed by Aberdeen Asset Management PLC on January 24, 2014. The 1,906,515 Class A ordinary shares beneficially owned by Aberdeen Asset Management PLC represent 25.08% of Class A ordinary shares.
(9)	Mr. Wei Zhou is our former chief financial officer; he departed the Company at the expiration of his employment contract, effective November 1, 2013.
(10)	Mr. Rickards resigned from the board of directors of the Company at the conclusion of the term of his independent director agreement, effective April 9, 2014.

As of April 30, 2014, 81,600,545 ordinary shares (all of the outstanding Class A ordinary shares in the form of ADSs) or 21.9% of our outstanding ordinary shares including both Class A ordinary shares and Class B ordinary shares on a combined basis are held by four record holder in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

A. Major Shareholders

Please refer to “Item 6E. Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions

Consolidated Joint Venture with Aegis Media

In January 2010, we formed a consolidated joint venture with international 4A advertising group Aegis Media to operate its brand “Vizeum” in China. The legal ownership of all of the outstanding equity interests of Beijing Vizeum are held by Posterscope. Our subsidiary Media Port holds 60% of the outstanding equity interests in Posterscope, which were subscribed for a purchase price of RMB3.6 million. During the two-year period from January 1, 2016, Aegis Media will have the right to acquire a majority of the shares of Posterscope by purchasing from us 11% of the outstanding shares of Posterscope. If Aegis Media so acquires a majority of the shares of Posterscope, then beginning on January 1, 2018, Aegis Media will have the right to purchase an additional number of our shares of Posterscope and we will have the right to sell an additional number of our shares of Posterscope to Aegis Media. In addition, in the ten-year period from January 1, 2024, Aegis Media will have the right to purchase all of our remaining shares of Posterscope and we will have the right to sell all of our remaining shares of Posterscope to Aegis Media. The consideration for the transfers described above will be based on a multiple of the average after-tax profits of Posterscope for the two-year period prior to a transfer. Since its formation, our revenues attributable to the Posterscope joint venture have been historically relatively insignificant. For example, in the fiscal years ended December 31, 2011, December 31, 2012 and December 31, 2013, our revenues come from the Posterscope joint venture were 4.4%, 7.8% and 5.2% respectively.

Going Private Transaction

In September 2013, Mr. He Dang, the chairman of the board of directors (the “Founder”), Merry Circle Trading Limited, a British Virgin Islands company controlled by the Founder (“Merry Circle”), Honour Idea Limited, a British Virgin Islands company owned by the Founder (collectively with Merry Circle, the “Founder Shareholders”), and CMC Capital Partners HK Limited proposed to acquire all of the outstanding shares of the Company not currently owned by the Founder Shareholders in a “going private” transaction (the “Transaction”) at a price of US$4.70 in cash per American Depositary Share of the Company (“ADS”, each ADS representing two (2) Class A ordinary shares of the Company), or US$2.35 in cash per Class A ordinary share of the Company, and US$2.35 in cash per Class B ordinary share of the Company, subject to certain conditions. The Company’s board of directors has formed a special committee of disinterested directors (the “Special Committee”) to consider the proposal, consisting of independent directors Mr. Zhan Wang, Mr. Andrew J. Rickards and Mr. Gang Chen. Effective April 9, 2014, Mr. Rickards ceased to be a member of the Special Committee upon his resignation from our board of directors at the conclusion of the term of his independent director agreement. In connection with Mr. Rickards’ resignation, the Special Committee has reexamined the qualifications of its members and determined that the Special Committee will consist of the remaining members Mr. Wang and Mr. Chen following Mr. Rickards’ departure.

Other Transactions with Shareholders

Advertising Service

We received or provided certain advertising service to one of our shareholder’s subsidiary and our one equity investment entity and paid or received cash accordingly. The price was determined based on market price. Such transactions are related to the advertising agency business and hence the corresponding provision of advertising services is recognized in the net revenues under advertising agency on a net basis in the consolidated statements of operations. Revenue from the related parties recognized in the consolidated financial statements for the year ended December 31, 2013 was US$8.2 million.

The related party balance as of December 31, 2013 in connection with the advertising service received or provided was US$2.8 million receivable and US$7.7 million in accounts payable mostly in connection with the advertising service provided or received from the shareholder’s subsidiary. The balance with related parties is due within one year.

Office and Automobile Leases

We leased office space and automobiles from the controlling shareholder and his family member. The rental amount was determined based on market prices. Rental expenses for the years ended December 31, 2011, 2012 and 2013 were US$0.9 million, nil and nil, respectively.

The related party balances at the end of the year 2011, 2012 and 2013 were nil, respectively in connection with the unpaid rental expenses to the controlling shareholder.

Other Transactions

During the year 2011, we received a deposit of US$159 from Chongqing Changhui, which acted as an agent of customers placing advertisement through us. There was no such transaction in 2012 and 2013. The related party balances at the end of the years 2011, 2012 and 2013 were US$159, US$159 and nil in amounts due to related party in connection with this.

During the year 2011, we received injection of capital of US$162, for an entity to be established, from Mr. Zhu Hong Gang, the noncontrolling shareholder of Clickpro and the management responsible for Clickpro’s business. The related party balances at the end of the years 2011, 2012 and 2013 were US$162, US$164 and US$168, respectively, in amounts due to related party in connection with this. On the other hand, Mr. Zhu Hong Gang received an advertising fee of US$346 on behalf of us during the year 2011, which was paid back to us in 2012. The related party balances at the end of the years 2011, 2012 and 2013 were US$346, nil and US$121, respectively, in amounts due from related party in connection with this.

Staff cost and the royalty fee of Vizeum paid by Aegis Media during the years of 2011, 2012 and 2013, were US$799, US$1,191 and US$1,277, respectively. The related party balance at the end of the year 2011, 2012 and 2013 were nil, US$1,206 and US$1,297, respectively, in connection with this.

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

Litigation

See “Item 4. Information on the Company — B. Business Overview — Legal and Administrative Proceedings.”

Dividend Policy and Distributions

In March 2012 we announced a special cash dividend of US$0.16 per ordinary share out of our additional paid-in capital to our shareholders, of which US$12.6 million was paid in April, 2012. Also, in March 2013 we announced a special cash dividend of US$0.25 per ordinary share (US$0.5 per ADS) to our shareholders, of which US$19.9 million was paid in May, 2013.

We will continue to evaluate our dividend policy as appropriate, taking into account our operating performance, long-term capital requirements relating to investments and acquisitions, as well as potential business risks. We, however, have no present plan to declare and pay any regular dividends on our ordinary shares or ADSs in the future. We still intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Our board of directors will have complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

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

	Market Price for Each ADS (1)
Period	High	Low
2010 (from May 5, 2010)	12.60	6.12
2011	12.69	6.19
2012	11.64	3.14
First Quarter	10.42	7.95
Second Quarter	11.64	5.49
Third Quarter	6.97	3.67
Fourth Quarter	6.00	3.14
2013	5.89	3.40
First Quarter	5.75	3.40
Second Quarter	5.89	4.01
Third Quarter	5.00	3.81
Fourth Quarter	4.65	4.10
October	4.53	4.21
November	4.65	4.22
December	4.49	4.10
2014 (through May 14, 2014)	4.43	3.91
First Quarter	4.43	3.91
January	4.35	4.15
February	4.23	3.91
March	4.43	4.00
April	4.29	4.11
May (through May 14, 2014)	4.31	4.14

Source: Nasdaq Global Market.

(1)	As reported.

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

Hong Kong

No Hong Kong profits tax has been provided as we do not have assessable profits earned in or derived from Hong Kong for the years ended December 31, 2011, 2012 and 2013.

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

Foreign Exchange Risk

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under that policy, the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi has substantially appreciated against the U.S. dollar from July 21, 2005 to December 31, 2013. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

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

Fluctuations in exchange rates also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, depreciation of the Renminbi against the U.S. dollar would have a negative effect on the corresponding U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2013, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of approximately US$1.2 million to our total cash and cash equivalents.

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

Payments by Depositary

In 2013, we didn’t receive any payments from JP Morgan Chase Bank, N.A., the depositary bank for our ADR program. PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None of these events occurred in any of the years ended December 31, 2011, 2012 and 2013.

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

As of December 31, 2013, we have used US$17.9 million cash from our initial public offering proceeds for expansion of our media investment business in obtaining our exclusive agency agreement with Nanfang Satellite TV and Beijing Sports Channel, and US$2.0 million cash for acquisition of Clickpro to strengthen our performance marketing platform in internet agency business. As of December 31, 2013, we have also used US$7.7 million to repurchase our ADSs under our 2011 Share Repurchase Program, and used US$22.5 million for the payment of dividend to our shareholders, including our ADS holders in April 2012 and May 2013. We still intend to use the remainder of our initial public offering proceeds, as disclosed in our registration statement on Form F-1 (File number 333-165987), to expand our business, including our media investment management business, and for other general corporate purposes.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and Vice president of finance, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2013, our disclosure controls and procedures were not effective.

Management’s Annual Report on Internal Control over Financial Reporting

During the year ended December 31, 2013, our management identified the following material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In 2013, we substantially increased the volume of transactions in which we sold our advertising time in exchange for the receipt of goods and other advertising resources (“barter transactions”). As explained in Note 2 to our consolidated financial statements the revenue we recognized from barter transactions in 2013 amounted to US$3.1 million whereas the amounts in prior year were not material. However, we had failed to develop appropriate policies and procedures (i) to properly account for such transactions, and (ii) to properly monitor the safeguard and consumption of the goods received in such barter transactions.

As of the date of this filing, we are still in the process of addressing the material weakness identified as above and are taking the following remedial actions:

•	We have set up a mandatory semi-monthly communication routine between different departments involved in barter transactions to ensure timely communication on transaction information.

•	We have improved the accounting assessment and recording processes regarding barter transactions by assigning a financial analyst in our accounting department to fully understand the pertinent accounting literature and be responsible for the appropriate accounting related to barter transactions.

We also plan to take other measures to remedy this weakness in the year of 2014.

Based on our assessment, and because of the material weakness described above, we have concluded that our internal control over financial reporting was not effective at December 31, 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHARM COMMUNICATIONS INC.

We have audited the internal control over financial reporting of Charm Communications Inc. (the “Company”) , its subsidiaries and its variable interest entities (collectively, the “Group”) as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: the Group failed to develop appropriate policies and procedures on barter transactions (i) to properly account for such transactions, and (ii) to properly monitor the safeguard and consumption of the goods received in such barter transactions.

This material weakness was considered in determining the nature, timing, extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2013 of the Group and this report does not affect our report on such financial statements and financial statement schedule.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and related financial statement schedule as of and for the year ended December 31, 2013 of the Group and our report dated May 15, 2014 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

May 15, 2014

Changes in Internal Control over Financial Reporting

As disclosed in the above Management’s Annual Report on Internal Control Over Financial Reporting, in 2013, we have identified one material weakness in our internal control over financial reporting as we failed to develop appropriate policies and procedures on barter transactions (i) to properly account for such transactions, and (ii) to properly monitor the safeguard and consumption of the goods received in such barter transactions.

Other than as described in the above Management’s Annual Report on Internal Control Over Financial Reporting, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Prior to Mr. Rickards’ resignation from our board of directors and its audit committee, he was our audit committee financial expert. As of the date of this annual report, we do not have an audit committee financial expert because following Mr. Rickards’ resignation, pursuant to Nasdaq Listing Rule 5615(a)(3), we elected to follow practices of the Cayman Islands, our home country jurisdiction, in lieu Nasdaq Listing Rules 5600’s audit committee requirement. In accordance with the legal opinion issued by our Cayman Islands counsel, Maples & Calder, attached to the notification of noncompliance submitted to Nasdaq on April 3, 2014, practices of the Cayman Islands do not require an audit committee financial expert to serve on a company’s audit committee. See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Audit Committee.”

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

The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP., to us in 2011, 2012 and 2013.

	2011	2012	2013
	US$	US$ (in thousands)	US$
Audit Fees (1)	850	850	850
Tax Fees (2)	26	—	—

Total	876	850	850

(1)	Audit fees consist of fees billed for the audit or review of our annual financial statements, quarterly financial statements and related regulatory filings.
(2)	Tax fees include fees billed for tax advice services.

Pre-approval Policies and Procedures

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services, as described above.

All audit and non-audit services performed by Deloitte Touche Tohmatsu Certified Public Accountants LLP for 2013 were pre-approved by the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

On September 14, 2011, our board of directors authorized a share repurchase program, or the 2011 Share Repurchase Program, under which we may repurchase up to US$10 million worth of our issued and outstanding ADSs from the open market from time to time and before September 14, 2012. As of December 31, 2012, we have repurchased 1,237,243 of our ADSs for a total purchase price of approximately US$7.8 million pursuant to the 2011 Share Repurchase Program. All of the repurchased shares have been retired from our outstanding common shares. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing.

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

Rule 5615(a)(3) of the Nasdaq Listing Rules permits foreign private issuers such as our company to follow “home country practice” with respect to certain corporate governance matters. As a result, we follow the corporate governance practice in our home country, the Cayman Islands, in respect of the following matters:

•	the Oversight of our executive officer compensation and director nominations;

•	the Composition of our board of directors; and

•	the Composition of our audit committee.

Hence, our corporate governance practices differ from those followed by domestic companies under the Nasdaq Listing Rules in that our board of directors is not comprised of a majority of independent directors, our compensation committee and corporate governance and nomination committees are not comprised solely of independent directors and our audit committee is not comprised of at least three members, with at least one member who is deemed financially sophisticated.

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

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of December 31, 2012 and 2013

•	Consolidated Statements of Operations for the Years Ended December 31, 2011, 2012 and 2013

•	Consolidated Statements of Changes in Equity and Comprehensive Income for the Years Ended December 31, 2011, 2012 and 2013

•	Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2012 and 2013

•	Notes to Consolidated Financial Statements

•	Additional Information—Financial Statement Schedule I

Item 19.	Exhibit Index

Exhibit Number	Description of Exhibits

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.3	Form of Deposit Agreement among the Registrant, the Depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.4	Second Amended and Restated Shareholders Agreement, dated January 20, 2010, among the Registrant, Mr. He Dang, Merry Circle Trading Limited, Honour Idea Limited, Aegis Media Pacific Ltd. and Chaview Investments Limited (incorporated by reference to Exhibit 4.8 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.5	Second Amended and Restated Registration Rights Agreement, dated January 20, 2010, among the Registrant, Mr. He Dang, Chaview Investments Limited and Aegis Media Pacific Ltd (incorporated by reference to Exhibit 4.9 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

Exhibit Number	Description of Exhibits

2.10	Joint Venture Agreement regarding Posterscope (Hong Kong) Limited and Beijing Vizeum Advertising Co. Ltd., dated January 20, 2010, among the Registrant, Posterscope Advertising Limited, Aegis Media Pacific Ltd., Media Port Holdings Limited and Posterscope (Hong Kong) Limited (incorporated by reference to Exhibit 4.10 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

2.11	Shareholders’ Agreement, dated January 20, 2010, among the Registrant, Media Port Holdings Limited, Posterscope Advertising Limited, Posterscope (Hong Kong) Limited and Aegis Media Pacific Ltd (incorporated by reference to Exhibit 4.11 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.1.1	Registrant’s 2008 Share Incentive Plan, (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.1.2	Registrant’s 2011 Share Incentive Plan (incorporated by reference to Exhibit 4.1.2 to our Registration Statement on Form F-1 (File No. 001-34701), filed with the Securities and Exchange Commission on April 27, 2012).

4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.3.1	Translation of the Advertising Agency Agreement, dated May 12, 2012, between Shang Xing Media Co., Ltd. and Beijing Television Station (incorporated by reference to Exhibit 4.3.2 to our annual report on Form 20-F (File No. 001-34701), filed with the Securities and Exchange Commission on April 26, 2013). (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)

4.3.2	Translation of the Agreement dated February 5, 2012, between Shang Xing Media Co., Ltd. and TJTV Satellite Intermediary Co., Ltd (incorporated by reference to Exhibit 4.3.2 to our annual report on Form 20-F (File No. 001-34701), filed with the Securities and Exchange Commission on April 26, 2013). (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)

Exhibit Number	Description of Exhibits

4.3.3	Translation of the Exclusive Agency Agreement for Tianjin Satellite TV Advertisements, dated October 20, 2010, between Shang Xing Media Co., Ltd. and Tianjin Television Station (incorporated by reference to Exhibit 4.3.7 to our Registration Statement on Form F-1 (File No. 001-34701), filed with the Securities and Exchange Commission on May 3, 2011).

4.4	Translation of Form of Exclusive Technology Support Agreements with respect to each of the variable interest entities, between Nanning Jetlong Technology Co., Ltd. and each variable interest entity (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.5	Translation of Form of Trademark, Trade Name and Domain Name License Agreements with respect to each of the variable interest entities, between Nanning Jetlong Technology Co., Ltd. and each variable interest entity (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.6	Translation of Form of Option and Cooperation Agreements with respect to each of the variable interest entities among Nanning Jetlong Technology Co., Ltd., the variable interest entity, and nominee shareholders of the variable interest entity (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.7	Translation of Form of Voting Rights Agreements with respect to each of the variable interest entities among Nanning Jetlong Technology Co., Ltd., the variable interest entity, and nominee shareholders of the variable interest entity (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.8	Translation of Form of Equity Pledge Agreements with respect to each of the variable interest entities among Nanning Jetlong Technology Co., Ltd., the variable interest entity, and nominee shareholders of the variable interest entity (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

4.9	Promissory Note, dated January 20, 2010, issued by the Registrant to Merry Circle Trading Limited (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

*4.10	Deed of Undertaking issued by He Dang dated December 26, 2013

*8.1	List of Significant Subsidiaries of Charm Communications Inc.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-165987), as amended, initially filed with the Securities and Exchange Commission on April 9, 2010).

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Vice President of Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification by our Vice President of Finance pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an Independent Registered Public Accounting Firm.

101.1NS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHARM COMMUNICATIONS INC.

By:	/s/ Cindy Wang
Name:	Cindy Wang
Title:	Vice President of Finance

Date: May 15, 2014

CHARM COMMUNICATIONS INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHARM COMMUNICATIONS INC.

We have audited the accompanying consolidated balance sheets of Charm Communications Inc., its subsidiaries, and its variable interest entities (collectively, the “Group”) as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2013, and the related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 15, 2014 expressed an adverse opinion on the Company’s internal control over financial reporting because of a material weakness.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

May 15, 2014

CHARM COMMUNICATIONS INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	December 31, 2012	December 31, 2013
ASSETS
Current Assets:
Cash and cash equivalents	116,589	121,228
Notes receivable	6,993	5,940
Prepaid expenses	93,838	57,168
Deposits	24,723	32,546
Accounts receivable, net of allowance for doubtful accounts of US$5,624 and US$10,379 as of December 31, 2012 and 2013	89,964	117,307
Amounts due from related parties	1,938	3,480
Deferred tax assets	191	1,034
Other current assets	4,021	12,958

Total current assets	338,257	351,661

Fixed assets, net	7,638	7,841
Intangible assets, net	2,375	1,519
Equity method investments	2,133	2,267
Cost method investments	803	826
Goodwill	4,379	4,507
Other non-current assets	3,045	2,608

Total non-current assets	20,373	19,568

TOTAL ASSETS	358,630	371,229

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY

Current Liabilities:
Accounts payable (of which US$53 and US$55 as of December 31, 2012 and December 31, 2013 of the consolidated VIEs without recourse to the Company, respectively)	38,855	28,516
Amounts due to related parties (of which US$313 and nil as of December 31, 2012 and December 31, 2013 of the consolidated VIEs without recourse to the Company, respectively)	13,310	9,144
Advances from customers (of which US$1,408 and US$1,167 as of December 31, 2012 and December 31, 2013 of the consolidated VIE without recourse to the Company, respectively)	56,343	85,818
Accrued expenses and other current liabilities (of which US$3,246 and US$3,178 as of December 31, 2012 and December 31, 2013 of the consolidated VIEs without recourse to the Company, respectively)	18,912	22,634

CHARM COMMUNICATIONS INC.

CONSOLIDATED BALANCE SHEETS - (continued)

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	December 31, 2012	December 31, 2013

Consideration payable	2,507	950

Total current liabilities	129,927	147,062

Consideration payable	1,327	1,316

Total non-current liabilities	1,327	1,316

Total liabilities	131,254	148,378

Commitments (Note 20)

Redeemable noncontrolling interest	5,434	5,733

Equity

Charm Communications Inc.’s equity
Ordinary shares (US$0.0001 par value per share; 207,000,000 and 207,000,000 shares authorized; 76,669,573 and 81,401,128 shares issued and outstanding as of December 31, 2012 and December 31, 2013, respectively)	8	8
Additional paid-in capital	100,850	87,597
Statutory reserve	9,013	9,645
Retained earnings	92,212	91,976
Accumulated other comprehensive income	15,652	22,611

Total Charm Communications Inc. shareholders’ equity	217,735	211,837
Noncontrolling interest	4,207	5,281

Total equity	221,942	217,118

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY	358,630	371,229

The accompanying notes are an integral part of these consolidated financial statements.

CHARM COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	2011	2012	2013
Revenues
Media investment management	238,837	112,786	128,436
Advertising agency	34,285	46,234	50,356
Branding and identity services	7,016	6,478	5,011

Total revenues	280,138	165,498	183,803

Cost of revenues
Media investment management	187,878	107,976	117,578
Advertising agency	3,737	4,864	4,243
Branding and identity services	4,015	4,303	3,765

Total cost of revenues	195,630	117,143	125,586

Gross profit	84,508	48,355	58,217

Operating expenses
Selling and marketing expenses	27,119	36,026	38,204
General and administrative expenses	9,704	16,234	17,748

Total operating expenses	36,823	52,260	55,952

Share of earnings from equity method investees	2	350	75
Changes in fair value of consideration payable	—	654	521
Impairment on call option	—	345	285

Operating profit (loss)	47,687	(3,246)	2,576

Interest income	2,497	2,255	1,026
Other expense	—	13	792

Income (loss) before income tax expense	50,184	(1,004)	2,810
Income tax expense	2,158	1,472	1,409

Net income (loss)	48,026	(2,476)	1,401

Net income attributable to noncontrolling interest	1,572	1,518	706
Net income attributable to redeemable noncontrolling interest	307	711	299

Net income (loss) attributable to Charm Communications Inc.’s ordinary shareholders	46,147	(4,705)	396

Net income (loss) per share:
Basic	0.59	(0.06)	0.00
Diluted	0.56	(0.06)	0.00

Shares used in computation of net income (loss) per share:
Basic	78,266,839	77,498,250	79,871,761
Diluted	82,113,765	77,498,250	80,639,506

The accompanying notes are an integral part of these consolidated financial statements.

CHARM COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	2011	2012	2013

Net income (loss)	48,026	(2,476)	1,401
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	9,065	2,268	7,212

Comprehensive income (loss)	57,091	(208)	8,613
Comprehensive income attributable to noncontrolling interest	(1,572)	(1,518)	(959)
Comprehensive income attributable to redeemable noncontrolling interest	(307)	(711)	(299)
Comprehensive income (loss) attributable to Charm Communications Inc.’s shareholders	55,212	(2,437)	7,355

The accompanying notes are an integral part of these consolidated financial statements.

CHARM COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares)

	Charm Communications Inc.’s shareholders
	Ordinary shares		Additional paid-in capital	Statutory reserve	Retained earnings	Accumulated other comprehensive income	Total Charm Communications Inc.’s shareholders’ equity	Noncontrolling interest	Total equity
	Number	Amount

Balance at December 31, 2010	78,260,102	8	115,288	3,047	56,736	4,319	179,398	877	180,275

Cumulative translation adjustment	—	—	—	—	—	9,065	9,065	—	9,065
Net income (excludes US$307 of net income attributable to redeemable noncontrolling interest)	—	—	—	—	46,147	—	46,147	1,572	47,719
Repurchase of ordinary shares	(432,650)	—	(1,906)	—	—	—	(1,906)	—	(1,906)
Share-based compensation	—	—	3,069	—	—	—	3,069	—	3,069
Exercise of options	138,724	—	186	—	—	—	186	—	186
Provision of statutory reserve	—	—	—	4,978	(4,978)	—	—	—	—

Balance at December 31, 2011	77,966,176	8	116,637	8,025	97,905	13,384	235,959	2,449	238,408

Cumulative translation adjustment	—	—	—	—	—	2,268	2,268	—	2,268
Net income (loss) (excludes US$711 of net income attributable to redeemable noncontrolling interest)	—	—	—	—	(4,705)	—	(4,705)	1,518	(3,187)
Addition of noncontrolling interest	—	—	—	—	—	—	—	240	240
Repurchase of ordinary shares	(2,041,836)	—	(5,825)	—	—	—	(5,825)	—	(5,825)
Share-based compensation	—	—	2,213	—	—	—	2,213	—	2,213
Vesting of restricted shares	403,793	—	—	—	—	—	—	—	—
Exercise of options	341,440	—	381	—	—	—	381	—	381
Dividend (Note 12)	—	—	(12,556)	—	—	—	(12,556)	—	(12,556)
Provision of statutory reserve	—	—	—	988	(988)	—	—	—	—

Balance at December 31, 2012	76,669,573	8	100,850	9,013	92,212	15,652	217,735	4,207	221,942

Cumulative translation adjustment	—	—	—	—	—	6,959	6,959	253	7,212
Net income (loss) (excludes US$299 of net income attributable to redeemable noncontrolling interest)	—	—	—	—	396	—	396	706	1,102
Purchase of noncontrolling interest	—	—	(278)	—	—	—	(278)	115	(163)
Share-based compensation	—	—	2,991	—	—	—	2,991		2,991
Vesting of restricted shares	482,125	—	—	—	—	—	—	—	—
Exercise of options	4,249,430	—	3,932	—	—	—	3,932		3,932
Dividend (Note 12)	—	—	(19,898)	—	—	—	(19,898)		(19,898)
Provision of statutory reserve	—	—	—	632	(632)	—	—	—	—

Balance at December 31, 2013	81,401,128	8	87,597	9,645	91,976	22,611	211,837	5,281	217,118

The accompanying notes are an integral part of these consolidated financial statements.

CHARM COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. dollars (“US$”)

	2011	2012	2013
Cash flows from operating activities:
Net income (loss)	48,026	(2,476)	1,401
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	659	1,067	1,961
Amortization of intangible assets	665	1,043	911
Allowance for doubtful accounts	937	5,622	4,697
Share-based compensation	3,069	2,214	2,991
Deferred tax assets	125	(66)	(829)
Non-monetary revenue transactions	(96)	—	(281)
Loss on disposals of fixed assets	473	17	1,193
Changes in fair value of consideration payable	—	(654)	(521)
Impairment of call option	—	345	285
Share of earnings from equity method investees	—	(350)	(75)
Changes in operating assets and liabilities:
Accounts and notes receivables	(60,388)	31,141	(28,020)
Prepaid expenses, deposits and other current assets	(34,696)	12,868	23,481
Other non-current assets	—	(2,347)	621
Amounts due from related parties	(865)	1,300	(1,471)
Accounts payable	39,977	(24,569)	(10,988)
Advances from customers	24,334	(29,483)	27,128
Accrued expenses and other current liabilities	2,342	(4,166)	3,153
Amounts due to related parties	(424)	8,787	(4,252)

Net cash provided by operating activities	24,138	293	21,385

Cash flows from investing activities:
Acquisition of fixed assets	(3,220)	(4,345)	(3,138)
Investment in equity method investees	(1,210)	(1,124)	(201)
Acquisition of ClickPro (net of cash acquired of US$373)	(1,111)	—	—
Proceeds from disposal of Zhizhonghe, a cost method investment (Note 9)	77	—	—
Prepayment of investment in a new joint venture	—	—	(399)

Net cash used in investing activities	(5,464)	(5,469)	(3,738)

Cash flows from financing activities:
Distributions paid to shareholders	(5,829)	(12,556)	(19,898)
Proceeds from option exercise	186	381	3,932
Repurchase of ordinary shares	(1,906)	(5,825)	—
Payments of deferred consideration for acquisition of Clickpro	—	(853)	(1,138)
Contribution of noncontrolling interest of Guozhi	—	156
Purchase of noncontrolling interest of Guozhi	—	—	(163)

Net cash used in financing activities	(7,549)	(18,697)	(17,267)

Effect of exchange rates on cash and cash equivalents	4,961	1,056	4,259

Net increase (decrease) in cash and cash equivalents	16,086	(22,817)	4,639

Cash and cash equivalents at the beginning of the year	123,320	139,406	116,589

Cash and cash equivalents at the end of the year	139,406	116,589	121,228

Supplementary disclosure of cash flow information
Income taxes paid	1,543	1,908	185

Non-cash investing and financing activities
Payable for investment in Wasu Digital	199	201	—
Payable for acquisition of ClickPro	5,289	3,834	2,266

The accompanying notes are an integral part of these consolidated financial statements.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Charm Communications Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on January 25, 2008. The Company, together with its variable interest entities (“VIEs”) and subsidiaries (collectively the “Group”), is an integrated advertising agency in the People’s Republic of China (the “PRC”). For management purposes, the Group is currently organized into three operating segments - media investment management, advertising agency, and branding and identity services. The Group’s principal geographic market is in the PRC.

As of December 31, 2013, the Company’s subsidiaries and the Group’s variable interest entities included the following entities:

Companies	Place of Incorporation	Later of Establishment or Acquisition	Percentage of Legal Ownership

Subsidiaries:

Movie-Forward Ltd. (“Movie”)	BVI	June 2007	100%
Media Port Holding Limited (“Media Port”)	BVI	November 2009	100%
Media Talent International Limited (“Talent”)	BVI	May 2010	100%
Best Ranking Limited (“Best”)	BVI	October 2011	100%
CharmClick Inc. (“Click”)	Cayman Islands	July 2011	60%
Charm Hong Kong Limited (“Charm Hong Kong”)	Hong Kong	April 2008	100%
O’Master Communications (Hong Kong) Ltd. (“O’Master”)	Hong Kong	June 2010	100%
Posterscope (Hong Kong) Ltd. (“Posterscope”)	Hong Kong	January 2010	60%
Charm New Media (Hong Kong) Ltd. (“New”)	Hong Kong	November 2011	100%
Charm Future Media (Hong Kong) Ltd. (“Future”)	Hong Kong	November 2011	100%
Charm Electronic Media (Hong Kong) Ltd. (“Elec”)	Hong Kong	November 2011	100%
Charm Digital Media (Hong Kong) Ltd. (“Digital”)	Hong Kong	November 2011	100%
Neudior Corporation Limited (“Neudior”)	Hong Kong	November 2011	60%
Nanning Jetlong Technology Co., Ltd. (“NJTC”)	PRC	October 2005	100%
Beijing Vizeum Advertising Co., Ltd. (“Vizeum”)	PRC	January 2010	60%
Charm Media Co., Ltd. (“Charm Media”)	PRC	November 2010	100%
Shang Xing Media Co., Ltd. (“Shang Xing”)	PRC	October 2010	100%
Beijing Guozhi Travel & Culture Co., Ltd. (“Guozhi”)	PRC	September 2012	90%
Beijing Hongtu Zhuoyue Advertising Co., Ltd. (“Hongtu”)	PRC	September 2012	100%
Tianjing Youshida Culture & Media Co., Ltd. (“Youshida”)	PRC	May 2013	100%
Jiangsu Heli Charm Advertising Co., Ltd. (“Jiangsu”)	PRC	August 2013	60%
Beijing Shangxing Investment Co., Ltd. (“BJSXI”)	PRC	December 2013	100%

VIEs and VIEs owned enterprises:

Shidai Charm Advertising Co., Ltd. (“ShiDai”)	PRC	November 2006	Nil *
QingHai Charm Advertising Co., Ltd. (“QingHai”)	PRC	August 2008	Nil *
Beijing Charm Culture Co., Ltd (“Charm Culture”)	PRC	November 2010	Nil *

*	These entities are controlled by the Company pursuant to the contractual arrangements described below.

Media Port holds 60% ownership of Posterscope, which holds all of the outstanding equity interest in Vizeum.

O’Master is a wholly owned subsidiary of Talent. O’Master holds all of the outstanding equity interest in Charm Media. Charm Media holds all of the outstanding equity interest in Shang Xing, Hongtu, BJSXI and Youshida, and holds 90% equity interest in Guozhi, 60% equity interest in Jiangsu.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

NJTC, Charm Media and Shang Xing are wholly foreign owned enterprises (“WFOEs”).

PRC laws and regulations have certain restrictions on foreign ownership of media content and advertising business. To comply with these foreign ownership restrictions, prior to January 1, 2011, the Company conducted substantively all of its operations in the PRC through VIEs and their subsidiaries. As presented below, NJTC has entered into a series of exclusive contractual agreements with the VIEs and the shareholders of these VIEs. Under these agreements, NJTC has the ability to receive substantially all of the expected residual returns of the VIEs and their subsidiaries and also has the power to control the VIEs.

In June 2010, the Company acquired O’Master, which had more than three years’ operating history of an advertising business in Hong Kong, and accordingly it and its subsidiaries are not subject to the restrictions on foreign invested enterprises undertaking a media content and advertising business in the PRC. Starting January 2011 the Company has primarily conducted its business through Charm Media and Shang Xing. Charm Media is wholly owned by O’Master and Shang Xing is wholly owned by Charm Media as of December 31, 2013.

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

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Agreements that transfer economic benefits to NJTC - continued

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

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

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

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

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

The following financial statement balances and amounts of the Company’s VIEs, which were after the intercompany eliminations, were included in the accompanying consolidated financial statements:

	December 31, 2012	December 31, 2013

Total assets	17,746	6,247
Total liabilities	5,020	4,400

	2011	2012	2013

Revenue	36,734	112	1
Net loss	(5,331)	(3,228)	(330)

	2011	2012	2013

Net cash used in operating activities	(16,297)	(2,903)	(1,995)
Net cash used in investing activities	(641)	(793)	(6,811)
Net cash used in financing activities	(5,829)	—	—

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

Prepaid expenses

Prepaid expenses mainly represent the prepayments of media costs made to television stations and intermediate parties in advance of the airing of an advertisement.

Deposits

Deposits consist of the deposits that are required to bid for advertising slots with China Central Television (“CCTV”). The Group makes these deposits in advance of the bidding. If the bid is successful, the deposit will be used against future purchases of advertising time; if the bid is unsuccessful, the deposits will be returned.

Deposits also represent amounts paid by the Group to other television stations in order to secure advertising time on the respective television channels.

Other current assets

Other current assets include staff advances, bank interest receivables, rental deposits and prepaid rent.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fixed assets, net

Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Computers, software and office equipment	3-5 years
Leasehold improvements	lesser of lease terms or 5 years, the
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

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step is not required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purpose of evaluating goodwill impairment and does not result in an entry to implied fair value of goodwill. Management performed an annual goodwill impairment test as of December 31, 2012 and 2013, and no impairment loss was required.

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

Financial instruments

Financial instruments include cash and cash equivalents, accounts and notes receivable, amounts due from related parties, cost method investments, equity method investments, accounts payable and amounts due to related parties. The carrying value of financial instruments, except for cost method investments or equity method investments, approximate their fair values, principally because of the short-term maturity of these instruments. Fair values of cost method investments and equity method investments are not readily determinable.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value measurements

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

Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level I - Observable inputs such as quoted prices in active markets for identical, unrestricted assets or liabilities.

Level II - Quoted prices for similar assets or liabilities, or inputs other than quoted prices in active markets that are observable, either directly or indirectly.

Level III - Unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions about the assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of option-pricing models, discounted cash flows models and similar techniques.

Revenue recognition

The Group recognizes revenues based on the following revenue recognition principles.

Revenues are recognized when the following four criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products or services has occurred and risks and rewards of ownership have been passed to the customer; (iii) the selling price is fixed and determinable; and (iv) collection of the resulting receivable is reasonably assured.

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

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

The Group occasionally engages in barter transactions where it trades advertising time slots for goods or advertising resources. For advertising-for-good barter transactions, revenues are recorded based on the fair value of goods received, which is more clearly evident than the fair value of the advertising time slots surrendered. For advertising-for-advertising barter transactions, revenues are recorded based on the Group’s own historical practice of receiving cash for similar advertising time slots from customers unrelated to the party in the barter transaction, if available, or the carrying amount of the advertising time slots surrendered. The amounts of revenue recognized for barter transactions for the years ended December 31, 2011, 2012 and 2013 were US$145, nil and US$3,125.

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

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

Rebates to customers

The Group provides incentives to certain customers based on their media spending volume on the Company’s media investment business, and accounts for it as a reduction of revenue. The payables of rebate to customers are included in the advances from customers on the consolidated balance sheets. The Group has estimated and recorded rebates to customers of US$5,383, US$6,064 and US$8,017 for the years ended December 31, 2011, 2012 and 2013, respectively.

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

The total amount of business taxes, VAT and surcharges included in cost of revenues were US$8,340, US$6,613 and US$10,495 for the years ended December 31, 2011, 2012 and 2013, respectively.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program has been phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Starting from September 1, 2012, three PRC subsidiaries and one VIE of the Group became subject to VAT at the rate of 6%, on certain service revenues which were previously subject to business tax. Since August 1, 2013, all PRC entities became subject to VAT. VAT is recorded in cost of revenue when incurred and amounted to US$2,892 and US$6,861 for the years ended December 31, 2012 and 2013, respectively.

Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in other current liabilities on the consolidated balance sheets.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

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

Assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative foreign currency translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of comprehensive income (loss).

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of operations.

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

Income taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Group records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes are classified as a component of the provisions for income taxes.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments. The Group presents the components of net income, the components of other comprehensive income and total comprehensive income (loss) in two separate but consecutive statements.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition, allowance for doubtful accounts, income taxes, fair value and impairment of goodwill and intangible assets, business acquisition and share-based compensation.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash balances in RMB as of December 31, 2012 and 2013 were RMB703.7 million (an equivalent of US$113.0 million) and RMB634.8 million (an equivalent of US$104.9 million), representing 96.9% and 86.5% of the cash and cash equivalents as of December 31, 2012 and 2013 respectively.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Significant risks and uncertainties - continued

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable and notes receivable. As of December 31, 2012 and 2013, substantially all of the Group’s cash and cash equivalents were deposited in the financial institutions located in the PRC. Notes receivable represents bank drafts drawn upon the financial institutions located in the PRC. The Group uses state-owned financial institutions that management believes are of high credit quality to mitigate the risks associated with cash and cash equivalents and notes receivable. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and ongoing monitoring process on outstanding balances. Customer A and customer B accounted for more than 10% of accounts receivable as of December 31, 2013 and customer C accounted for more than 10% of accounts receivable as of December 31, 2012. For the years ended December 31, 2011, 2012 and 2013, there were no customers who accounted for 10% or more of the Group’s revenues.

Recent accounting pronouncements

In March 2013, the Financial Accounting Standards Board (“FASB”) has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements - continued

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The Group will adopt this pronouncement on January 1, 2014 and does not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this Accounting Standards Update (“ASU”) is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Group will adopt this pronouncement on January 1, 2014 and does not expect the adoption of this pronouncement will have a significant impact on its consolidated financial statements.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements - continued

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. ASU 2014-08 limits the requirement to report discontinued operations to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. The amendments also require expanded disclosures concerning discontinued operations and disclosures of certain financial results attributable to a disposal of a significant component of an entity that does not qualify for discontinued operations reporting. The amendments in this ASU are effective prospectively for reporting periods beginning on or after December 15, 2014, with early adoption permitted. The Group will adopt this pronouncement on January 1, 2015 and does not expect the adoption of this pronouncement will have a significant impact on its consolidated financial statements.

3.	ACQUISITION

2011 Acquisition

On August 21, 2011, the Group acquired 60% of Shanghai Clickpro Advertising Company Limited’s and Shanghai Zhiqi Advertising Company Limited’s (“Clickpro”) business, a leading Chinese performance and SEM firm with proprietary technology and full-service capabilities, for the purpose of strengthening the Group’s performance marketing platform by integrating with existing search and performance marketing business. Pursuant to the acquisition agreement, the consideration for the acquisition includes (1) cash consideration of RMB22.4 million (US$3,476), which had been fully paid as of December 31, 2013; (2) three contingent consideration based on the net income of the acquired business of the next three twelve-month period ending June 30th from the acquisition date.

The changes in contingent consideration payable during the years ended December 31, 2011, 2012 and 2013 were as follows:

Balance at January 1, 2010	—
Contingent consideration payable recorded in connection with acquisition of Clickpro	3,297

Balance at December 31, 2011	3,297
Changes in fair value	(654)
Exchange difference	65

Balance at December 31, 2012	2,708
Changes in fair value	(521)
Exchange difference	79

Balance at December 31, 2013	2,266

CHARM COMMUNICATIONS INC.

Pursuant to the acquisition agreement, the Group granted a put option to Clickpro’s shareholders which allow them to sell the remaining 40% equity interest to the Group. The option is exercisable six years later at a per share price computed by a formula valuing the entire enterprise based on the Clickpro’s performance for the trailing 3 years. Accordingly, on the acquisition date, the remaining 40% interest of Clickpro is recorded as redeemable noncontrolling interest, outside of the permanent equity on the consolidated balance sheet, at fair value of US$4,416. Subsequently, the noncontrolling interest was carried at the higher of (1) the initial carrying amount, increased or decreased for the noncontrolling interest’s share of net income or loss or (2) the accreted amount to the expected redemption value. The increase of US$307, US$711 and US$299 in the carrying amounts of the redeemable noncontrolling interest were recognized as the net income attributable redeemable noncontrolling interest in the consolidated statements of operations for the years ended December 31, 2011, 2012 and 2013, respectively.

In addition pursuant to the acquisition agreement in 5 years following the acquisition, the Group shall have a call option to acquire all of the remaining 40% equity interest from the former shareholders of ClickPro, at a per share price based on a formula valuing the entire enterprise at certain times of the after-tax profit of the average for the trailing 3 years. The call option was initially recorded under the non-current assets at the estimated fair value as of the acquisition date of RMB6.4 million (US$994). For the years ended December 31, 2012 and 2013, impairment losses of RMB2.2 million (US$345) and RMB1.7 million (US$285) on the call option were recognized in the consolidated statements of operations as ClickPro did not reach the financial performance projection.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

3.	ACQUISITION - continued

2011 Acquisition - continued

The pro forma effects of the Clickpro acquisition as if the acquisition period had occurred on January 1, 2010 on the Group’s consolidated financial statements were:

2011
(unaudited)

Total revenues	281,897
Net income attributable to Charm Communications Inc.	46,594
Income per share - basic	0.60
Income per share - diluted	0.57

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

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

4.	ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Net accounts receivable consist of the following for the years ended December 31, 2012 and 2013:

	December 31, 2012	December 31, 2013

Accounts receivable	95,588	127,686
Less: allowance for doubtful accounts	5,624	10,379

Accounts receivable, net	89,964	117,307

Movement of allowance for doubtful accounts was as follows:

	2011	2012	2013

Balance at beginning of the year	—	658	5,624
Charge to expenses	937	5,622	4,735
Reversal	—	—	(38)
Written-off	(279)	(656)	(145)
Exchange difference	—	—	203

Balance at end of the year	658	5,624	10,379

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

5.	FIXED ASSETS, NET

Fixed assets consist of the following:

	December 31, 2012	December 31, 2013

Computers, software and office equipment	4,622	3,113
Leasehold improvements	5,211	8,024

Sub-total	9,833	11,137
Less: accumulated depreciation	2,195	3,296

	7,638	7,841

Depreciation expense was US$659, US$1,067 and US$1,961 for the years ended December 31, 2011, 2012 and 2013 respectively.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

6.	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	December 31, 2012	December 31, 2013

Costs:
Customer base	1,638	1,638
Technology	1,151	1,151
Non-competence agreements	1,197	1,197
Exchange differences	109	227

	4,095	4,213

Accumulated amortization:
Customer base	(867)	(1,231)
Technology	(590)	(1,012)
Non-competence agreements	(263)	(451)

	(1,720)	(2,694)

Net carrying amount:
Customer base	771	407
Technology	561	139
Non-competence agreements	934	746
Exchange differences	109	227

	2,375	1,519

The amortization expenses for acquired intangible assets for the years ended December 31, 2011, 2012 and 2013 were US$665, US$1,043 and US$911, respectively. The Group expects to record amortization expenses of US$649, US$335, US$254, US$185 and US$96 for the next five years through December 31, 2018, respectively. No impairment loss has been recorded by the Group.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

7.	GOODWILL

The changes in the carrying amount of goodwill for fiscal year 2012 and 2013 are as follows:

As of January 1, 2012	4,335
Exchange differences	44

As of December 31, 2012	4,379
Exchange differences	128

As of December 31, 2013	4,507

The Group has only one reporting unit that carries goodwill. The Group performs its annual goodwill impairment tests on December 31 of each year. Based on the assessment, no impairment charges were recognized for the years ended December 31, 2012 and 2013.

8.	EQUITY METHOD INVESTMENTS

	December 31, 2012	December 31, 2013

Chongqing Changhui Culture Co., Ltd.	1,450	1,577
Wasu Digital Co., Ltd.	362	376
Chunqiu Charm Culture Co., Ltd	—	—
Guangdong Nanfang Media New Broadcast Co., Ltd.	321	314

Total	2,133	2,267

In April 2011, the Group formed an entity named Chongqing Changhui Culture Co., Ltd. (“Chongqing Changhui”) with a third party, Chongqing Travel & Culture Communications Co., Ltd., (“Chongqing Travel”), to explore and promote the travel and tourism advertising market. The Group owned 45% equity interest with a total cash contribution of US$697. The Group shares dividends and undertakes risks and losses with Chongqing Travel in accordance with the Group’s respective shareholding percentages in the Chongqing Changhui under PRC laws. There are five seats on the Board of Chongqing Changhui and the Group takes two of them. According to Chongqing Changhui’s Articles of Association, all actions require the approval of two-thirds of the directors. The Group has significant influence but does not have control over Chongqing Changhui. And accordingly the Group recorded it as an equity method investment. The Group recorded its shares of the earnings of Chongqing Changhui at US$207, US$507 and US$84 for the years ended December 31, 2011, 2012 and 2013.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

8.	EQUITY METHOD INVESTMENTS - continued

In May 2011, the Group formed an entity named Wasu Digital Co., Ltd. (“Wasu Digital”) with a third party, Wasu Digital Group, (“Wasu Group”) to enhance its digital media. The Group owned 65% equity interest with a total cash contribution of US$640, in which US$206 was paid in 2013. The Group shares dividends and undertakes risks and losses with Wasu Group in accordance with the Group’s respective percentages in the registered capital contribution of the Wasu Digital under PRC laws. There are five seats on the Board of Wasu Digital and the Group takes three of them. According to Wasu Digital’s Articles of Association, all actions require the approval of two-thirds of the directors. The Group has significant influence but does not have control over Wasu Digital. And accordingly the Group recorded it as an equity method investment. The Group recorded its shares of the (loss) earnings in Wasu Digital at US$(183), US$(98) and US$3 for the years ended December 31, 2011, 2012, 2013.

In July 2011, the Group formed an entity named of Chunqiu Charm Culture Co., Ltd. (“Chunqiu Charm Culture”) with a third party, Beijing Chunqiu International Movie Culture Corporation, (“Chunqiu International”), to explore the film industry. The Group owned 51% equity interest with a total cash contribution of US$79. The Group shares dividends and undertakes risks and losses with Chunqiu International in accordance with the Group’s respective shareholding percentages in the Chunqiu Charm Culture under PRC laws. There are seven seats on the Board of Chunqiu Charm Culture and the Group takes three of them. According to Chunqiu Charm Culture’s Articles of Association, all actions require the approval of a simple majority of the directors. The Company has significant influence but does not have control over Chunqiu Charm Culture. And accordingly the Group recorded it as an equity method investment. Chunqiu Charm Culture has not had any significant operations and was in operation loss during the period from July 2011 to December 31, 2012. The Group recorded its shares of the loss at US$22, US$59 and nil for the years ended December 31, 2011, 2012 and 2013.

On December 25, 2012, the Group formed an entity named of Guangdong Nanfang Media New Broadcast Co., Ltd. (“Nanfang Media”) with a third party, Guangdong Nanfang International Media Advertising Co., Ltd. (“Guangdong Nanfang”), to explore the broadcast industry. The Group owned 40% equity interest with a total cash contribution of US$321. The Group shares dividends and undertakes risks and losses with Guangdong Nanfang in accordance with the Group’s respective percentages in the registered capital contribution of the Nanfang Media under PRC laws. There are five seats on the Board of Nanfang Media and the Group takes two of them. According to Nanfang Media’s Articles of Association, all actions require the approval of two-thirds of the directors. The Group has significant influence but does not have control over Nanfang Media. And accordingly the Group recorded it as an equity method investment. The Group recorded its shares of the loss in Nanfang Media at nil, nil and US$12 for the years ended December 31, 2011, 2012 and 2013.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

8.	EQUITY METHOD INVESTMENTS - continued

A summary of financial information for our equity method investees in aggregate is as follows:

	As of and for the year ended December 31,
	2012	2013

Current assets	14,003	7,942
Non-current asset	392	501
Total assets	14,395	8,443
Current liabilities	10,656	3,655
Noncurrent liabilities	—	—
Total liabilities	10,656	3,655
Total equity	3,739	4,788

	As of and for the year ended December 31,
	2011	2012	2013

Revenues	1,472	3,112	2,801
Cost of revenues	114	266	75
Gross profit	1,358	2,846	2,726
Operating income	219	993	249
Net income	137	793	150

9.	COST METHOD INVESTMENTS

In June 2012, Charm Culture and other shareholders established Shanxi Jiuyuanji Culture Industry Investment Co., Ltd. (“Shanxi Jiuyuanji”). The Group owned 8.93% equity interest with a total cash contribution of RMB5 million (US$803). Shanxi Jiuyuanji operates culture-related businesses and explores culture tourism market of Shanxi Province.

The Group uses the cost method of accounting to record its cost method investments since the Group does not have the ability to exercise significant influence over the operating and financing policies.

No impairment loss has been recognized by the Group during the years ended December 31, 2011, 2012 and 2013.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

10.	ACCOUNTS PAYABLE

Accounts payable consist of the following:

	December 31, 2012	December 31, 2013

Advertising agency business(1)	37,857	27,454
Media investment management business	998	1,062

	38,855	28,516

(1)	For advertising agency business, the Group records revenues and costs on a net basis and the related accounts receivable and payable amounts on a gross basis.

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31, 2012	December 31, 2013

Taxes payable	2,635	4,524
Deposits from customers	6,996	8,308
Accrued professional costs	1,210	1,897
Accrued staff expenses	5,866	5,323
Accrued selling expenses	995	664
Payable to employees related to option exercise(1)	4	682
Others	1,206	1,236

	18,912	22,634

(1)	Payable to employees related to option exercise represents the amounts of the proceeds from sale of ordinary shares in excess of exercise price upon the employees’ option exercise, which are held by the Company and will be paid to employees.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

12.	DIVIDENDS PAYABLE

In February 2012, the board of directors of the Company approved to distribute a dividend of US$0.16 per share, which is equivalent to US$0.32 per American depositary share, in an aggregate amount of US$12,556 out of the Company’s additional paid-in capital to the shareholders including the holders of American Depository Share. The dividend was paid in April 2012.

In March 2013, the board of directors of the Company approved to distribute a dividend of US$0.25 per share, which is equivalent to US$0.50 per American Depositary Share, in an aggregate amount of approximately US$19,898 out of the Company’s additional paid-in capital to the holders of American Depository Shares. The dividend was paid in May 2013.

13.	INCOME TAX EXPENSE

The current and deferred components of income tax expense (benefit) were as follows:

	2011	2012	2013

Current	2,283	1,537	2,249
Deferred	(125)	(65)	(840)

Total income tax expense	2,158	1,472	1,409

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

13.	INCOME TAX EXPENSE - continued

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Group is not subject to income tax.

Hong Kong

The entities in Hong Kong are subject to 16.5% income tax rate. No Hong Kong income tax has been provided as the Group does not have assessable profits that are earned in or derived from Hong Kong for the years ended December 31, 2011, 2012 and 2013.

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

NJTC, registered in Nanning, a city of the PRC, was granted to a two-year EIT exemption from its first profitable year, which is 2007 and 2008, followed by a 50% reduction of its applicable EIT rate for the succeeding three years. Therefore, it was subject to EIT rate of 12.5% for 2011, and 25% for 2012 and thereafter.

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

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

13.	INCOME TAX EXPENSE - continued

PRC - continued

Shang Xing, registered in Yunnan, was entitled to a two year EIT exemption from its first profitable year of 2011, followed by a 50% reduction of its applicable EIT rate for the succeeding three years.

The Group had minimal operations in jurisdictions other than the PRC.

The principal components of the Group’s deferred income tax assets are as follows:

	December 31, 2012	December 31, 2013

Deferred tax assets:

Current
Accrued payroll	476	470
Accrued expense	673	629
Allowance for doubtful accounts	827	840

Non-current
Net operating loss	1,943	267
Intangible assets	21	18

Total deferred tax assets	3,940	2,224
Valuation allowance	(3,749)	(1,190)

Net deferred tax assets	191	1,034

Changes in the balances of valuation allowance on deferred tax assets are as follows:

	2011	2012	2013

Beginning balance as of January 1	—	456	3,749
Additional allowance	508	3,616	546
Reversal of allowance	—	(388)	(3,214)
Exchange difference	(52)	65	109

Ending balance as of December 31	456	3,749	1,190

The Group operates through subsidiaries and VIE entities and the valuation allowance is considered on each entity’s basis. A valuation allowance of US$3,749 and US$1,190 was established as of December 31, 2012 and 2013, respectively. The Group believes that it is more likely than not that the related deferred tax assets will not be realized in the future.

CHARM COMMUNICATIONS INC.

A reconciliation of the income tax expense computed by applying the current tax rate to the income before income tax expense in the statements of operations is as follows:

	2011	2012	2013

Expected income tax expense at PRC EIT statutory rate of 25%	12,546	(251)	703
Non-deductible expenses	2,188	259	1,376
Effect of income tax rate differences in jurisdictions other than the PRC	1,184	1,141	1,227
Changes in valuation allowance	456	3,293	(1,530)
Effect of tax holiday inside PRC	(14,216)	(2,970)	(367)

Total income tax expense	2,158	1,472	1,409

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

13.	INCOME TAX EXPENSE - continued

PRC - continued

If the tax holidays granted to Shang Xing, Charm Media and Qinghai were not available, income tax provision and earnings per share amounts would be as follows:

	Year ended December 31,
	2011	2012	2013

Increase in income tax expense	14,216	2,970	367
(Reduction in net income) increase in net loss per share-basic	(0.18)	0.04	0.01
(Reduction in net income) increase in net loss per share-diluted	(0.17)	0.04	0.01

Aggregate undistributed earnings of the Company’s VIEs and its VIEs’ subsidiaries located in the PRC that are available for distribution to the Company were approximately US$2,306 as of December 31, 2013. The Group did not record any deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because the Group believes such excess earnings can be distributed in a tax-free manner using a means permitted under the PRC tax law and expects that it will ultimately use that means.

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

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

13.	INCOME TAX EXPENSE - continued

PRC - continued

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution were US$129,771 at December, 2013 and are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Group that is outside the PRC.

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2011, 2012 and 2013. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within the next 12 months from December 31, 2013.

Since January 1, 2008, the relevant tax authorities of the Group’ subsidiaries have not conducted a tax examination on Charm Media, Shang Xing, and Charm Culture. In accordance with relevant PRC tax administration laws, tax years from 2009 to 2013 of the Group’s PRC subsidiaries and VIEs remain subject to tax audits as of December 31, 2013, at the tax authority’s discretion.

14.	FAIR VALUE MEASUREMENTS

Measured on recurring basis

The Group’s financial instrument measured at fair value on a recurring basis is related to the contingent consideration in connection with the acquisition of Clickpro, as presented in the following table (note 3).

	Liabilities at carrying values	Total fair value	Active market for identical liabilities (Level 1)	Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

As of December 31, 2012
Liabilities-Contingent acquisition consideration payable	2,708	2,708	—	—	2,708

	Liabilities at carrying values	Total fair value	Active market for identical liabilities (Level 1)	Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

As of December 31, 2013
Liabilities-Contingent acquisition consideration payable	$2,266	$2,266	—	—	$2,266

The Group measured the fair value of contingent consideration as of December 31, 2013 using the income approach based on the scenario-based projections relevant to revenue and net income, which required the use of unobservable inputs including assumptions of projected revenue, cost, operating expenses, and other expenses, as well as a discount rate calculated based on average cost of equity of internet advertising industry.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

14.	FAIR VALUE MEASUREMENTS - continued

Measured at fair value on a non-recurring basis

The Group measured the call option acquired with the acquisition of Clickpro at fair value on a nonrecurring basis when it wrote down the carrying amounts to fair value as a result of the impairment assessments. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management estimation on the future performance of the investees and the recoverability of the investment.

15.	NET INCOME PER SHARE

Basic net income per share and diluted net income per share have been calculated as follows:

	2011	2012	2013
Net income (loss) attributable to ordinary shareholders for computing basic and diluted net income per ordinary share	46,147	(4,705)	396

Denominator:
Weighted average ordinary shares outstanding used in computing basic net income (loss) per share	78,266,839	77,498,250	79,871,761
Employee stock options (treasury effect)	3,846,926	—	767,745

Number of ordinary shares outstanding used in computing diluted net income (loss) per share	82,113,765	77,498,250	80,639,506

Net income (loss) per share - basic	0.59	(0.06)	0.00
Net income (loss) per share - diluted	0.56	(0.06)	0.00

A total of nil, 2,350,418 and 1,321,785 employee stock option and nonvested shares have been excluded from the dilutive share calculation for the year ended December 31, 2011, 2012 and 2013, respectively, as their effect was anti-dilutive.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

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

As of December 31, 2012 and 2013, there are 124,500,000 Class A ordinary shares and 82,500,000 Class B ordinary shares authorized, respectively.

As of December 31, 2012, there are 14,169,573 Class A ordinary shares and 62,500,000 Class B ordinary shares outstanding. As of December 31, 2013, there are 18,901,128 Class A ordinary shares and 62,500,000 Class B ordinary shares outstanding.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

17.	STOCK BASED COMPENSATION

On April 1, 2008, the Group adopted the 2008 share incentive plan (“2008 Plan”) which allows the Group to offer a variety of incentive awards to directors, employees and consultants. The Group has reserved 7,500,000 ordinary shares for issuance under the 2008 Plan. Out of these 7,500,000 shares, 6,955,273 shares had been issued to the employees upon exercise of their share options as of December 31, 2013. 544,727 shares remain available for future issuances, which were not considered as outstanding shares as of December 31, 2013, and therefore were excluded from the computation of earnings per share.

On December 30, 2011, the Group adopted the 2011 share incentive plan (“2011 Plan”) which allows the Group to offer a variety of incentive awards to directors, employees and consultants. On February 20, 2012, the Group reserved 2,000,000 ordinary shares under the 2011 Plan. Out of these 2,000,000 shares, 28,668 shares had been issued to the employees upon exercise of their share options as of December 31, 2013. 1,971,332 shares remain available for future issuances.

Stock Option

2013 modification

The Company’s board of directors approved to amend the terms of certain stock options granted to employees and directors in April, 2013. The amendments included: (i) for 917,958 outstanding options granted to 28 employees, the contract term were extended from 5 years to 10 years; (ii) for 930,000 outstanding options that were granted to the five individuals including employees and directors, the exercise price of 625,000 options was reduced from a range of $3.4 or $3.15 per share to nil per share, with the other 305,000 options being cancelled. The amendments did not change the vesting provisions.

The modification resulted in a total incremental share-based compensation of $1.3 million, of which $0.7 million was recognized in the year ended December 31, 2013 and the remaining is recognized ratably over the remaining vesting period of the award.

The fair value of share options after the modification in 2013 was ranged from US$0.66 to US$2.60 per share. Management used Black-Scholes option pricing model to estimate the fair value of options immediately before the modification and on the modification date with the following assumptions:

2013

Expected volatility	0.691~0.872
Risk-free interest rate	0.48%~0.79%
Expected dividend yield	0%
Expected term (in years)	1.01~2.71
Fair value of underlying ordinary share	US$5.20

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

17.	STOCK BASED COMPENSATION - continued

(1)	Volatility

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

When estimating the fair value, the closing market price of the ordinary shares of the Company as of the modification date was used as the fair value of the ordinary shares on that date.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

17.	STOCK BASED COMPENSATION - continued

Stock Option - continued

The following table summarizes the Company’s share option activity as of and for the year ended December 31, 2013:

	Number of options	Weighted average exercise price	Weighted average grant-date fair value	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	US$	(Years)	US$

Outstanding as of January 1, 2013	5,639,571	1.55	1.63	0.54	4,422
Granted	1,542,958	0.59	1.56
Exercised	4,249,430	1.18	1.53
Forfeited	485,865	3.31	1.88
Cancelled	1,847,958	2.20	1.81

Outstanding as of December 31, 2013	599,276	1.64	1.72	3.08	522

Vested and expected to vest at December 31, 2013	598,638	1.64	1.72	3.09	522

Exercisable at December 31, 2013	571,689	1.62	1.69	3.17	297

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The following table summarizes information about stock options outstanding for the year ended December 31, 2013:

	Options Outstanding			Options Exercisable
Exercise prices	Number of shares	Weighted average exercise price per share	Weighted average remaining contractual life (years)	Number of shares	Weighted average exercise price per share	Weighted average remaining contractual life (years)

0.00	41,633	0.00	1.26	31,200	0.00	1.25
1.00	379,874	1.00	4.27	379,801	1.00	4.27
3.40	177,769	3.40	0.99	160,688	3.40	0.96

	599,276	1.64	3.08	571,689	1.62	3.17

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

17.	STOCK BASED COMPENSATION - continued

Stock Option - continued

As of December 31, 2013, there was US$231 of total unrecognized compensation cost related to unvested share options. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 0.41 years.

For the years ended December 31, 2011, 2012 and 2013, the aggregate intrinsic value of options exercised under the Company’s stock option plans were US$407, US$315 and US$4,090, respectively, determined as of the date of option exercise.

Nonvested Shares

In 2011, 2012 and 2013, the Company granted 372,000, 190,668 and 800,000 nonvested shares to employees and consultants, respectively. The vesting periods of the nonvested shares under the plan were determined based on individual share agreements. Generally nonvested shares vest over two or four years. Out of nonvested shares granted, the vesting of 250,000 shares is subject to certain performance conditions, which are consistent with the terms for stock options. The total fair value of shares vested during the year ended December 31, 2011, 2012 and 2013 was nil, US$1,767 and US$1,773, respectively. As of December 31, 2013, there was US$1,982 of total unrecognized compensation cost related to nonvested shares. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 3.55 years.

The following table summarizes the nonvested shares activity for the year ended December 31, 2013:

	Number of Shares	Weighted average grant date fair value	Aggregate intrinsic value
Nonvested stock as of January 1, 2013	635,250	4.86	1,999

Granted	800,000	2.60
Vested	(482,125)	3.68
Forfeited	(294,000)	4.81

Nonvested stock as of December 31, 2013	659,125	3.01	1,411

Nonvested stock vested and expected to vest at December 31, 2013	461,387	3.01	987

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

17.	STOCK BASED COMPENSATION - continued

Nonvested Shares - continued

The following table shows total stock-based compensation expense included in the consolidated statements of operations for the year ended December 31, 2011, 2012 and 2013:

	2011	2012	2013

Cost of revenue	4	1	—
Selling and marketing expenses	1,979	1,505	1,905
General and administrative expenses	1,086	707	1,086

Total	3,069	2,213	2,991

18.	PRC CONTRIBUTION PLAN

The Group’s full time employees in the PRC participate in a government-mandated defined contribution plan pursuant to which certain medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labour regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits for the years ended December 31, 2011, 2012 and 2013 were US$2,575, US$3,398 and US$4,439, respectively.

19.	Noncontrolling interest

	Vizeum	Beijing Guozhi	Total
Balance as of December 31, 2011	2,449	—	2,449
Injection of a noncontrolling shareholder(1)	—	240	240
Net income	1,686	(168)	1,518

Balance as of December 31, 2012	4,135	72	4,207
Foreign currency translation adjustment	250	3	253
Purchase of noncontrolling interest	—	115	115
Net income	975	(269)	706

Balance as of December 31, 2013	5,360	(79)	5,281

(1)	On September 14, 2012, Beijing Guozhi was established with a 70% interest held by Charm Media for the purpose of expanding its tourism advertising businesses. The remaining 30% interest held by other shareholders was recorded as noncontrolling interest in the consolidated financial statements. In September 2013, the Group purchased additional 20% equity interest of Beijing Guozhi from its noncontrolling interest holder, Beijing Davost, with cash of US$163, which was accounted for as an equity transaction with no gain or loss recognized. As of December 31, 2013, the Group held 90% of the equity interest of Beijing Guozhi.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

20.	COMMITMENTS

(a)	Lease commitments

The Group has entered into certain leasing arrangements relating to the lease of office premises. Rental expenses under operating leases for the years ended December 31, 2011, 2012 and 2013 were US$3,094, US$4,165 and US$4,066, respectively. The Group recognizes rent expenses under such arrangements on a straight-line basis over the term of the lease.

As of December 31, 2013, the Group was obligated under operating leases, which relate to office premises, requiring minimum lease payments as follows:

Years ended December 31,
2014	2,412
2015	1,890
2016	1,059
Thereafter	705

6,066

(b)	Purchase commitments

The Group entered into agreements with certain television stations to purchase advertising time. As of December 31, 2013, under these agreements, the Group is contractually obligated to make total minimum payments of US$106,489 and US$38,055 for the years ending December 31, 2014 and 2015, respectively.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

21.	SEGMENT AND GEOGRAPHIC INFORMATION

Segment information

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach to determine the operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making decisions, allocating resources and assessing the performance. The Group has three operating segments and determined that these three operating segments for the years ended December 31, 2011, 2012 and 2013 are media investment management, advertising agency, and branding and identity services.

The Group’s chief operating decision maker does not assign assets to these segments. Consequently, it is not practical to show assets by reportable segments.

The following table presents selected financial information relating to the Group’s segments:

Year ended December 31, 2013:

	Media Investment Management	Advertising Agency	Branding and Identity Services	Consolidated

Revenues	128,436	50,356	5,011	183,803
Cost of revenues	117,578	4,243	3,765	125,586

Gross profit	10,858	46,113	1,246	58,217
Unallocated operating expenses				55,952
Unallocated non-operating income, net				545

Income before income tax expense				2,810

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

21.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

Segment information - continued

Year ended December 31, 2012:

	Media Investment Management	Advertising Agency	Branding and Identity Services	Consolidated

Revenues	112,786	46,234	6,478	165,498
Cost of revenues	107,976	4,864	4,303	117,143

Gross profit	4,810	41,370	2,175	48,355
Unallocated operating expenses				52,260
Unallocated non-operating income, net				2,901

Income before income tax expense				(1,004)

Year ended December 31, 2011:

	Media Investment Management	Advertising Agency	Branding and Identity Services	Consolidated

Revenues	238,837	34,285	7,016	280,138
Cost of revenues	187,878	3,737	4,015	195,630

Gross profit	50,959	30,548	3,001	84,508
Unallocated operating expenses				36,823
Unallocated non-operating income, net				2,499

Loss before income tax expense				50,184

Geographical information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

22.	RELATED PARTY TRANSACTIONS

Advertising service

During the year 2012 and 2013, the Group received or provided certain advertising service to the Group’s subsidiary’s noncontrolling interest holders’ group companies and equity investment investees, and paid or received cash accordingly.

Such transactions are related to the advertising agency business and hence the corresponding provision of advertising services is recognized in the revenues under advertising agency on a net basis in the consolidated statements of operations.

Revenue from the related parties recognized in the consolidated financial statements and the corresponding payments received from the related parties for the year ended December 31, 2011, 2012 and 2013 are as follows:

	2011	2012	2013

Revenue from related parties
Chongqing Changhui (Equity method investee)	1,107	114	407
Aegis Media (Noncontrolling interest holder of Vizeum)	5,841	6,923	7,778
Wasu Digital (Equity method investee)	—	477	—
Total	6,948	7,514	8,185

Receipts of payments from related parties
Chongqing Changhui (Equity method investee)	5,626	8,114	8,321
Aegis Media (Noncontrolling interest holder of Vizeum)	3,257	28,867	20,355
Wasu Digital (Equity method investee)	—	76	—

Total	8,883	37,057	28,676

In respect of the purchase of advertising services, the payments made to the related parties for the purchase of advertising services for the year ended December 31, 2011, 2012 and 2013 are as follows:

	2011	2012	2013

Aegis Media (Noncontrolling interest holder of Vizeum)	5,109	21,615	3,748
Wasu Digital (Equity method investee)	385	43	378

Total	5,494	21,658	4,126

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

22.	RELATED PARTY TRANSACTIONS - continued

Rental expenses

The Group leased office space and cars from the Company’s controlling shareholder and his family member. The rental amount was determined based on market prices. Rental expenses for the years ended December 31, 2011, 2012 and 2013 were US$853, nil and US$198 respectively.

Other Transactions

During the year 2011, the Group received a deposit of US$159 from Chongqing Changhui, which acted as an agent of customers placing advertisement through the Group.

In 2011, the Group also received injection of capital of US$162, for an entity to be established, from Mr. Zhu Hong Gang, who is the noncontrolling interest holder of Clickpro and the management responsible for Clickpro’s business.

Staff cost and the royalty fee of Vizeum paid by Aegis Media during the years of 2011, 2012 and 2013, were US$799, US$1,191 and 1,277, respectively.

The related party balances as of December 31, 2012 and 2013 were US$1,938 and US$3,480 in amount due from related parties and US$13,310 and US$9,144 in amount due to related parties mostly in connection with the advertising services provided to or received from the following related parties, respectively. The balances with related parties were due within one year.

	December 31, 2012	December 31, 2013

Amount due from related parties
Mr. Zhu Hong Gang (shareholder)	—	121
Aegis Media (Noncontrolling interest holder of Vizeum)	571	2,797
Chongqing Changhui (Equity method investee)	1,133	320
Wasu Digital (Equity method investee)	154	159
Mr. Fu Rao (shareholder)	80	83

Total	1,938	3,480

	December 31, 2012	December 31, 2013

Amount due to related parties
Wasu Digital(Equity method investee)	751	524
Mr. Zhu Hong Gang(shareholder)	164	168
Aegis Media (Noncontrolling interest holder of Vizeum)	12,226	8,439
Chongqing Changhui (Equity method investee)	169	13

Total	13,310	9,144

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

23.	STATUTORY RESERVE

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

General reserve fund and statutory surplus fund are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. Staff welfare and bonus fund and statutory public welfare fund are restricted to the capital expenditures for the collective welfare of employees. These reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation. The company provided US$4,978, US$988 and US$632 statutory reserve for the years ended December 31, 2011, 2012 and 2013.

24.	RESTRICTED NET ASSETS

Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiary and VIEs with respect to transferring certain of their net assets either in the form of dividends, loans, or advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiary, VIEs and their wholly owned subsidiaries, totaling approximately US$79,677 and US$77,913 as of December 31, 2012 and 2013, respectively. Therefore, the Financial Statement Schedule I - Condensed financial information of the Company is included with the consolidated financial statements.

CHARM COMMUNICATIONS INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF THE COMPANY

BALANCE SHEETS

	December 31, 2012	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	2,227	14,564
Due from subsidiaries	67,175	37,600
Investment in subsidiaries and variable interest entities	147,535	158,933
Other current assets	1,206	461

Total current assets	218,143	211,558

Non-current asset:
Other non-current asset	357	1,593

Total non-current asset	357	1,593

TOTAL ASSETS	218,500	213,151

LIABILITIES AND EQUITY
Current Liabilities:
Accrued expenses and other current liabilities	765	1,314

Total liabilities	765	1,314

Equity

Charm Communications Inc.’s Equity
Ordinary shares (US$0.0001 par value per share; 207,000,000 and 207,000,000 shares authorized; 76,669,573 and 81,401,128 shares issued and outstanding as of December 31, 2012 and December 31, 2013, respectively)	8	8
Additional paid-in capital	100,850	87,597
Retained earnings	101,225	101,621
Accumulated other comprehensive income	15,652	22,611

Total Equity	217,735	211,837

TOTAL LIABILITIES AND EQUITY	218,500	213,151

CHARM COMMUNICATIONS INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF THE COMPANY

STATEMENTS OF OPERATIONS

	Years ended December 31
	2011	2012	2013

Total operating expenses	(5,110)	(4,706)	(5,990)

Operating loss	(5,110)	(4,706)	(5,990)
Equity in profit of subsidiaries and variable interest entities	50,863	(115)	6,333
Interest income	394	116	53

Net income (loss)	46,147	(4,705)	396

CHARM COMMUNICATIONS INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF THE COMPANY

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	2011	2012	2013

Net income (loss)	46,147	(4,705)	396
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	9,065	2,268	6,959

Comprehensive income (loss)	55,212	(2,437)	7,355
Comprehensive income (loss) attributable to Charm Communications Inc.’s ordinary shareholders	55,212	(2,437)	7,355

CHARM COMMUNICATIONS INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

CONDENSED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of U.S. dollars (‘‘US$’’), except for number of shares)

	Charm Communications Inc.’s shareholders
	Ordinary shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total Charm Communications Inc.’s
	Number	Amount	capital	reserve	earnings	income	shareholders’ equity

Balance at December 31, 2010	78,260,102	8	115,288	3,047	56,736	4,319	179,398

Cumulative translation adjustment	—	—	—	—	—	9,065	9,065
Net income	—	—	—	—	46,147	—	46,147
Repurchase of ordinary shares	(432,650)	—	(1,906)	—	—	—	(1,906)
Share-based compensation	—	—	3,069	—	—	—	3,069
Exercise of options	138,724	—	186	—	—	—	186
Provision of statutory reserve	—	—	—	4,978	(4,978)	—	—

Balance at December 31, 2011	77,966,176	8	116,637	8,025	97,905	13,384	235,959

Cumulative translation adjustment	—	—	—	—	—	2,268	2,268
Net income (loss)	—	—	—	—	(4,705)	—	(4,705)
Repurchase of ordinary shares	(2,041,836)	—	(5,825)	—	—	—	(5,825)
Share-based compensation	—	—	2,213	—	—	—	2,213
Vesting of restricted shares	403,793	—	—	—	—	—	—
Exercise of options	341,440	—	381	—	—	—	381
Dividend (Note 12)	—	—	(12,556)	—	—	—	(12,556)
Provision of statutory reserve	—	—	—	988	(988)	—	—

Balance at December 31, 2012	76,669,573	8	100,850	9,013	92,212	15,652	217,735

Cumulative translation adjustment	—	—	—	—	—	6,959	6,959
Net income (loss)	—	—	—	—	396	—	396
Purchase of noncontrolling interest	—	—	(278)	—	—	—	(278)
Share-based compensation	—	—	2,991	—	—	—	2,991
Vesting of restricted shares	482,125	—	—	—	—	—	—
Exercise of options	4,249,430	—	3,932	—	—	—	3,932
Dividend (Note 12)	—	—	(19,898)	—	—	—	(19,898)
Provision of statutory reserve	—	—	—	632	(632)	—	—

Balance at December 31, 2013	81,401,128	8	87,597	9,645	91,976	22,611	211,837

The accompanying notes are an integral part of these consolidated financial statements.

CHARM COMMUNICATIONS INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF THE COMPANY

CASH FLOW STATEMENTS

	Years ended December 31
	2011	2012	2013
Cash flows from operating activities
Net income	46,147	(4,705)	396
Adjustments to reconcile net income to net cash used in operating activities:
Equity income from subsidiaries and variable interest entities	(50,863)	115	(6,333)
Share-based compensation cost	3,069	2,214	2,991
Changes in operating assets and liabilities:
Due from subsidiaries	(7,231)	7,292	31,191
Other current assets	83	1,064	745
Other non-current asset	—	(357)	549
Accrued expenses and other current liabilities	136	(509)	(1,236)

Net cash used in operating activities	(8,659)	5,114	28,303

Cash flows from financing activities
Proceeds from option exercise	186	381	3,932
Repurchase of ordinary shares	(1,906)	(5,825)	—
Payments of dividend	—	(12,556)	(19,898)

Net cash provided by (used in) financing activities	(1,720)	(18,000)	(15,966)

Net increase (decrease) in cash and cash equivalents	(10,379)	(12,886)	12,337
Cash and cash equivalents at the beginning of the year	25,492	15,113	2,227

Cash and cash equivalents at the end of the year	15,113	2,227	14,564

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